Form 10-K405, Exhibit 13
period 1998-12-31
ARCH COAL INC
filed 1999-03-02
CIK 1037676

                                                                      EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the "Certain Trends and Uncertainties" section below in this Management's Discussion and Analysis for discussion of important factors that could cause actual results to differ from expectations and non-historical information contained herein.


RESULTS OF OPERATIONS

Ashland Coal, Inc. ("Ashland Coal") merged with Arch Mineral Corporation effective July 1, 1997 (the "Ashland Coal merger") to form the Company and the Company acquired the U.S. coal operations of Atlantic Richfield Company ("ARCO") effective June 1, 1998 (the "Arch Western transaction" and "Arch Western"). Results of operations do not include activity of Ashland Coal or ARCO's U.S. coal operations prior to the effective dates of these transactions. Accordingly, the Company's results of operations for 1998, 1997 and 1996 are not directly comparable.


1998 Compared to 1997

Net income for 1998 was $30.0 million compared to $30.3 for 1997. Current year results include a full year of operating results from the former Ashland Coal operations, whereas the prior year included only six months of results from those operations. In addition, the current year includes results of operations from the ARCO, now Arch Western operations from June 1, 1998, including a 65% share of Canyon Fuel Company, LLC ("Canyon Fuel") income, net of purchase accounting adjustments.

      Total revenues increased 41% as a result of inclusion of a full year of results from the former Ashland Coal operations in 1998 and seven months of Arch Western operating results, including income from the Company's equity investment in Canyon Fuel. On a per-ton sold basis, however, the Company's average selling price decreased by $7.93, primarily because of the inclusion of the Arch Western operations. Western coal has a significantly lower average sales price than that provided from the Company's Eastern coal operations, due primarily to lower Btu content of Powder River Basin coal. Selling prices were also affected by adverse market conditions in certain western United States and export markets, as well as reduced seasonal demand caused by unusually warm winter weather.

      Net income approximated that for 1997 despite the Arch Western transaction and the inclusion of a full year of results from the former Ashland Coal operations. Operating results were favorably impacted in 1998 by increased production from the Company's Mingo Logan longwall operation (Mountaineer Mine), which produced $77.8 million or 89% of the Company's income from operations for the year. This positive result was offset, in part, by production shortfalls, deterioration of mining conditions and resulting lower net income contributions from the Company's Dal-Tex and Hobet mining complexes in central Appalachia and the closure of the Company's large surface operation in Illinois as a result of reserve depletion. In particular, as a result of the continued delay in receiving a new mining permit, the Dal-Tex operation has been forced to operate in less favorable mining areas with higher overburden ratios and lower productivity, resulting in higher production costs. The Company's 1998 results were also significantly impacted by Arch Western operating difficulties. The Company experienced production shortfalls and other deficiencies at its Black Thunder Mine in Wyoming due to geologic, water drainage and sequencing problems, which are currently being addressed, and substantial transportation delays at the West Elk Mine in Colorado. In addition, Canyon Fuel experienced difficult geologic conditions at its Skyline Mine. Other items adversely affecting current year results as compared to 1997 results included the expiration of the Georgia Power contract in December 1997, reduced shipments under an above-market price long-term contract in 1998, the completion in 1997 of $10.8 million annual accretion of a 1993 unrecognized net gain related to pneumoconiosis (black lung) liabilities, and a net increase in reclamation costs of $4.9 million in 1998 as compared to a benefit in 1997 of $4.4 million resulting from the Company's recosting of its reclamation liability. Operating results in 1998 include gains from the dispositions of assets of $41.5 million compared to $4.8 million in 1997. The gain in 1998 includes pre-tax gains of $18.5 million on the sale of certain idle properties in eastern Kentucky and $7.5 million on the sale of the Company's idle Big Sandy Terminal. Prior year results were also affected by a one-time charge of $39.1 million ($23.8 million after-tax) related to the Ashland Coal merger.

     Selling, general and administrative expenses increased $15.9 million primarily due to the effects of the Ashland Coal merger and the Arch Western transaction.

     As a result of the amortization of the carrying value of the sales contracts acquired in the Ashland Coal merger and the Arch Western transaction, amortization of coal supply agreements increased $16.5 million.

     Interest expense increased $44.4 million due to the increase in debt as a result of the Arch Western transaction.

     The Company's effective tax rate is sensitive to changes in annual profitability and percentage depletion.

     During 1998, the Company incurred an extraordinary charge of $1.5 million (net of a tax benefit of $.9 million) related to the early extinguishment of debt in conjunction with the refinancing of Company debt resulting from the Arch Western transaction.

     EBITDA (income from operations before the effects of changes in accounting principles and extraordinary items, merger-related costs and unusual items, net interest expense, income taxes, depreciation, depletion and amortization, for Arch Coal, its subsidiaries and its ownership percentage in its equity investments) was $313.5 million for 1998 compared to $224.6 million for 1997. The increase in EBITDA is primarily attributable to the additional sales that resulted from the Ashland Coal merger and the Arch Western transaction. EBITDA is a widely accepted financial indicator of a company's ability to incur and service debt, but EBITDA should not be considered in isolation or as an alternative to net income, operating income, or cash flows from operations, or as a measure of a company's profitability, liquidity or performance under generally accepted accounting principles. The Company's method of computing EBITDA also may not be the same method used to compute similar measures reported by other companies, or EBITDA may be computed differently by the Company in different contexts (e.g., public reporting versus computations under financing agreements).

1997 Compared to 1996

Net income for 1997 was $30.3 million compared to net income of $33.0 million for 1996. The 1997 year includes a one-time charge of $39.1 million ($23.8 million after-tax) related to the Ashland Coal merger. Excluding this charge, the Company had net income of $54.1 million for the year. The merger-related charge was comprised of termination benefits and relocation costs of $8.1 million and costs of $31.0 million associated with the idling of duplicate facilities.

     Gross profit on coal sales (selling price less cost of sales) on a per-ton basis increased $.11 per ton from 1996 to 1997. The average selling price increased $.05 per ton while cost of coal sold decreased $.06 per ton. The reduction in cost was primarily attributable to higher production from the Ruffner and Wylo mines, cost improvements at Lone Mountain's Huff Creek and Darby Fork mines, and the addition, as a result of the merger, of low-cost production from the Mingo Logan and Dal-Tex complexes. Largely offsetting those effects were higher costs resulting from the depletion of the longwall reserves at Mine No. 37, higher costs at the Company's Wyoming and Pardee operations, and the addition of higher-cost surface production from the Hobet 21 Complex after the Ashland Coal merger.

     Selling, general and administrative expenses increased $8.4 million primarily due to the effects of the Ashland Coal merger.

     Primarily due to the amortization of the carrying value of the Ashland Coal sales contracts, amortization of coal supply agreements increased $5.5 million. This increase was partially offset by a decrease in amortization resulting from the completion of amortization on certain other sales contracts at the end of 1996.

     Interest expense declined $1.0 million in 1997 as a result of lower average debt levels and the prepayment of higher-cost fixed-rate debt.

     The income tax benefit recorded in 1997 was primarily attributed to the $15.3 million tax benefit associated with the one-time merger-related charge discussed above. The Company's effective tax rate is sensitive to annual profitability and percentage depletion.

     EBITDA was $224.6 million for 1997 compared to $170.8 million for 1996. The increase in EBITDA is primarily attributable to the Ashland Coal merger.


OUTLOOK

Arch Coal's strategic position was strengthened in 1998 with the Arch Western transaction and the Company's successful October 1, 1998, $158 million bid on the 3,546 acre Thundercloud tract in the Powder River Basin of Wyoming. The reserves acquired met Phase II requirements of the Clean Air Act and the Thundercloud tract also has favorable geologic conditions, contains demonstrated coal reserves of approximately 412 million tons of coal and is contiguous with the Company's Black Thunder mine. The Company plans to add a fourth dragline at the Black Thunder mine and intends to begin mining the Thundercloud tract once necessary permits are obtained which it expects to secure in late 2000. The Arch Western transaction will help solidify the Company's future as other operations' reserves deplete, most notably Mingo Logan's Mountaineer Mine estimated to deplete in 2002. The Mountaineer Mine generated $77.8 million, or 89% of the Company's total operating income in 1998.

     With respect to other operations, management has determined to continue a lower level of coal mining operations at the Seminoe II and Medicine Bow mines in Wyoming as a result of oversupply of competing coals in this market. The scheduled and previously disclosed closures of the Hobet 07 Complex in West Virginia and the Arch of Illinois surface mine due to the depletion of their economical dedicated reserves and the closure of Mine No. 37 in Kentucky, all in 1998, have reduced production capacity in the Eastern United States. In addition, the Wylo surface operation in West Virginia will deplete its economical reserves in mid-1999. Results for 1998 were adversely affected by continuing production shortfalls at the Hobet 21 Complex and the Lone Mountain Complex. At the end of 1998, several changes were made at these operations, including new management. However, there is no certainty that these operations will improve production in 1999. Production losses as a result of such reduced mining plans, mine closures and operational shortfalls have been offset to some degree by production from Mingo Logan's new surface mine in the Phoenix reserves, which commenced production in the second quarter of 1998. Additional production capacity was added in the fourth quarter of 1998 at the Phoenix reserve. The Company expects the poor rail service experienced at its Western operations in 1998 to improve, although such service may continue to hinder performance in 1999.

     At the Company's Dal-Tex Mine in Logan County, West Virginia, the permitting of a new portion of the mine has been delayed by legal challenges initiated by environmental activists in a suit against the West Virginia Department of Environmental Protection ("DEP"), the U.S. Environmental Protection Agency ("EPA") and the U.S. Army Corps of Engineers (the "Corps"). Potential layoffs and curtailment of operations at that complex could occur and major changes in mine plans will be necessary if the mining operation does not receive the necessary permits to continue mining. The required permits consist of a surface mining permit issued by the DEP, an NPDES Permit approved by the EPA, and a "dredge and fill" permit under Section 404 of the Clean Water Act issued by the Corps. On November 4, 1998 the DEP issued the required surface mining permit. The EPA had approved the NPDES Permit and the Corps had indicated it was prepared to issue the dredge and fill permit. However, on February 3, 1999 the United States District Court for the Southern District of West Virginia issued a temporary restraining order enjoining the

Corps from issuing the permit. That temporary restraining order was subsequently extended until March 5, 1999. For additional discussion of these matters, see the "Legal Contingencies" subsection of the Contingencies section below.


LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1998, the Company's debt represented 69% of capital employed compared to 31% at the prior year end and its current assets to current liabilities ratio was 1.1 to 1.0 at December 31, 1998, compared to 1.2 to 1.0 at the end of the prior year. Debt as a percent of capital employed has increased as a result of the financing that occurred in conjunction with the Arch Western transaction. The following is a summary of cash provided by or used in each of the indicated types of activities during the past three years:

(in thousands)                1998               1997              1996
----------------------------------------------------------------------------
Cash provided by (used in):
Operating activities ..... $  188,023         $  190,263        $  138,471
Investing activities ..... (1,271,371)           (80,009)          (72,638)
Financing activities .....  1,101,585           (114,793)          (69,619)


The 1998 slight decrease in cash provided by operating activities from the 1997 level was principally due to increased interest expense as a result of increased borrowings associated with the Arch Western transaction, and tax payments related to prior years' IRS audits. This was mostly offset by increased operating activity resulting from the Arch Western transaction and distributions from the Company's investment in Canyon Fuel. The 1997 increase in cash provided by operating activities from the 1996 level was principally due to the Ashland Coal merger, partially offset by tax payments related to prior years' IRS audits.

     The increase in cash used for investing activities in 1998 from the 1997 level primarily resulted from the payment of $1.1 billion in the Arch Western transaction. In addition, the Company's expenditures for property, plant and equipment were $141.7 million, $77.3 million and $62.5 million in 1998, 1997 and 1996, respectively. Expenditures for 1998 included a $16.0 million royalty payment on a lease acquired in 1992 by Ashland Coal and a federal lease bonus payment of $31.6 million on the Wyoming coal reserve known as the Thundercloud tract. Also included in 1998 expenditures were equipment upgrades at the Conant Mine, the Hobet 21 Mine/Beth Station Preparation Plant, the Ruffner Mine, the Lone Mountain Complex and the Mingo Logan longwall mine, which accounted for $3.2 million, $4.5 million, $5.9 million, $9.8 million and $10.3 million, respectively, and equipment purchases to start up the new Phoenix surface mine which totaled $14.9 million. The Company also agreed in 1998 to repurchase a sublease for an overlying seam in certain areas of the Mingo Logan longwall operation for $13.6 million. The expenditures for 1997 included the acquisition of reserves adjacent to the Samples Mine and reserves adjacent to the Hobet 21 Complex for $17.0 million and $6.0 million, respectively. Also included in 1997 expenditures was $6.5 million to complete the upgrade and extension of the Hobet 21 conveyor system, $8.6 million for improvements at Lone Mountain's Huff Creek and Darby Fork mines and $4.1 million to add a second section to Pardee's Band Mill Mine. 1996 expenditures included $15.1 million related to the final phase of development of Lone Mountain's operations, $5.9 million for the development of the Band Mill Mine, $14.2 million for Carbon Basin reserves and $4.8 million for construction of the Archveyor system for the Conant Mine. The Company estimates that its expenditures for replacement and improvement of existing mining equipment, expansion of existing mines and development of new mines (excluding acquisitions) may be as much as $180 million during 1999.

     Cash provided by financing activities in 1998 reflects an increase in borrowings of $1.1 billion associated with the Arch Western transaction, net of associated debt repayment. The Company repaid approximately $35.7 million of senior notes concurrently with its borrowings to finance the Arch Western transaction. In addition, the

January 1998 sale and leaseback of equipment resulted in proceeds of $45.4 million. Cash used in financing activities in 1997 and 1996 principally reflects reductions in borrowings of $102.2 million and $61.6 million, respectively. The increase in debt repayments during 1997 versus 1996 primarily resulted from the higher amount of cash flow generated by the Ashland Coal merger in the second half of 1997.

     In connection with the Arch Western transaction, the Company entered into two new five-year credit facilities: a $675 million non-amortizing term loan to Arch Western ("Arch Western credit facility") and a $900 million credit facility to the Company ("Arch Coal credit facility"), including a $300 million fully amortizing term loan and a $600 million revolving credit facility. Borrowings under the new Arch Coal credit facility were used to finance the acquisition of ARCO's Colorado and Utah coal operations, to pay related fees and expenses, to refinance existing corporate debt and for general corporate purposes. Borrowings under the Arch Western credit facility were used to fund a portion of a $700 million cash distribution by Arch Western to ARCO, which distribution occurred simultaneously with ARCO's contribution of its Wyoming coal operations and certain other assets to Arch Western. The Arch Western credit facility is not guaranteed by the Company. The rate of interest on the borrowings under the agreements is, at the Company's option, the PNC Bank base rate or a rate based on LIBOR.

     The Company periodically establishes uncommitted lines of credit with banks. These agreements generally provide for short-term borrowings at market rates. At December 31, 1998, there is $45 million of such agreements in effect of which $12.9 million were outstanding.

     The Company is exposed to market risk associated with interest rates. At December 31, 1998, debt included $1.363 billion of floating-rate debt which is, at the Company's option, the PNC Bank base rate or a rate based on LIBOR and current market rates for bank lines of credit. To manage these exposures, the Company enters into interest-rate swap agreements to modify the interest characteristics of outstanding Company debt. At December 31, 1998, the Company has interest-rate swap agreements having a total notional value of $815.0 million. These swap agreements are used to convert variable-rate debt to fixed-rate debt. Under these swap agreements, the Company pays a weighted average fixed rate of 5.54% (before the credit spread over LIBOR) and is receiving a weighted average variable rate based upon 30-day and 90-day LIBOR. The remaining terms of the swap agreements at December 31, 1998 ranged from 44 to 68 months. All instruments are entered into for other than trading purposes.

     This discussion presents the sensitivity of the market value of the Company's financial instruments to selected changes in market rates and prices. The range of changes chosen reflects the Company's view of changes which are reasonably possible over a one-year period. Market values are the present value of projected future cash flows based on the market rates and prices chosen. The major accounting policies for these instruments are described in Note 1 to the consolidated financial statements.

     Changes in interest rates have different impacts on the fixed- and variable-rate portions of the Company's debt portfolio. A change in interest rates on the fixed portion of the debt portfolio impacts the net financial instrument position but has no impact on interest incurred or cash flows. A change in interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows but does not impact the net financial instrument position.

     The sensitivity analysis related to the fixed portion of the Company's debt portfolio assumes an instantaneous 100-basis-point move in interest rates from their levels at December 31, 1998 with all other variables held constant. A 100-basis-point decrease in market interest rates would result in an increase in the net financial instrument position of the fixed portion of debt of $33.4 million at December 31, 1998. Based on the variable-rate debt included in the Company's debt portfolio as of December 31, 1998, after considering the effect of the swap agreements, a 100-basis-point increase in interest rates would result in an annualized additional $5.6 million interest expense incurred based on year-end debt levels.


CONTINGENCIES

Reclamation

The Federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes require that mine property be restored in accordance with specified standards and an approved reclamation plan. The Company accrues for the costs of final mine closure reclamation over the estimated useful mining life of the property. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Other costs of final mine closure common to both types of mining are related to reclaiming refuse and slurry ponds. The Company also accrues for significant reclamation that is completed during the mining process prior to final mine closure. The establishment of the final mine closure reclamation liability and the other ongoing reclamation liability is based upon permit requirements and requires various estimates and assumptions, principally associated with costs and productivities.

     The Company reviews its entire environmental liability periodically and makes necessary adjustments, including permit changes and revisions to costs and productivities to reflect current experience. These recosting adjustments are recorded to cost of coal sales. Adjustments to increase the liability were $4.9 million in 1998 and adjustments to decrease the liability were $4.4 million and $4.5 million in 1997 and 1996, respectively. The Company's management believes it is making adequate provisions for all expected reclamation and other associated costs.

     Reclamation and mine closing costs for operations as of December 31, 1998, in the aggregate, are estimated to be approximately $292.0 million. At December 31, 1998 and December 31, 1997, the accrual for such costs, which is included in accrued reclamation and mine closure and in accrued expenses, was $157.5 million and $125.6 million, respectively.

Legal Contingencies

The Company is a party to numerous claims and lawsuits with respect to various matters, including those discussed below. The Company provides for costs related to contingencies, including environmental matters, when a loss is probable and the amount is reasonably determinable. The Company estimates that at December 31, 1998, its probable aggregate loss as a result of such claims is $3.8 million (included in other noncurrent liabilities) and believes that probable insurance recoveries of $.9 million (included in other assets) related to these claims will be realized. The Company estimates that its reasonably possible aggregate losses from all currently pending litigation could be as much as $.4 million (before taxes) in excess of the probable loss previously recognized. After conferring with counsel, it is the opinion of management that the ultimate resolution of these claims, to the extent not previously provided for, will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

     A customer of the Company informed the Company that one of its power plants to which the Company supplies coal will no longer provide baseload capacity to a public utility which purchases the electricity produced from the plant and instead will be used to provide peak demand only. As a result, the customer maintains the plant will require substantially less coal under the customer's existing above-market contract with the Company. The Company has filed a civil action in Federal District Court in the Southern District of West Virginia alleging breach of contract and other causes of action against the customer in respect of the customer's failure to comply with the terms of this contract. On July 17, 1998, the court granted the customer's motion to stay the lawsuit pending arbitration. As of December 31, 1998, the carrying amount of acquisition costs allocated to this coal supply contract amounts to approximately $13.7 million. The Company currently expects that it will recover the carrying amount of this asset, however, the ultimate outcome of this matter is uncertain.

     Canyon Fuel is in litigation with the Skyline Partners, the lessors of the coal reserves which comprise Canyon Fuel's Skyline Mine. The coal leases in question were entered into between The Coastal Coal Corporation, Canyon Fuel's predecessor in interest, and the Skyline Partners' predecessor. The coal leases require the lessee, Canyon Fuel, to pay an annual advance minimum royalty of $5 million, which is fully recoupable against a production royalty that is to be paid by Canyon Fuel on each ton of coal mined and sold from the leaseholds. In 1997, Canyon Fuel concluded that a number of recoverable tons which remain on the leasehold were insufficient to allow it to fully recoup the total amount of advance royalties that have been paid to the Skyline Partners, and filed suit in Utah State Court against the Skyline Partners alleging that Canyon Fuel is not required to make the final minimum advance royalty payment of $5 million and seeking to recover $2.1 million in advance minimum royalties paid to the Skyline Partners that Canyon Fuel will not be able to recoup based upon the estimated number of recoverable tons under the leases. In November 1997, the Skyline Partners filed a companion case in federal district court in Colorado, seeking to compel Canyon Fuel to pay the last $5 million advance minimum royalty payment, and alleging a default under the leases. To date, these cases have principally involved procedural disputes concerning proper venue for the case.

     On October 24, 1996, the rock strata overlaying an abandoned underground mine adjacent to the coal-refuse impoundment used by the Lone Mountain preparation plant failed, resulting in an accidental discharge of approximately
6.3 million gallons of water and fine coal slurry into a tributary of the Powell River in Lee County, Virginia. At the request of the EPA and the U.S. Fish and Wildlife Service, the United States Attorney for the Western District of Virginia opened a criminal investigation of the 1996 incident. The Company has cooperated with the U.S. Attorney throughout the investigation which is still pending.

     On October 31, 1997, the EPA notified a Company subsidiary that it was a potentially responsible party in the investigation and remediation of two hazardous waste sites located in Kansas City, Kansas, and Kansas City, Missouri. The Company's involvement arises from the subsidiary's sale, in the mid-1980's, of fluids containing small quantities of polychlorinated biphenyls ("PCBs") to a company authorized to engage in the processing and disposal of these wastes. Some of these waste materials were sent to one of the sites for final disposal. The Company responded to the information request submitted by EPA on December 1, 1997. Any liability which might be asserted by EPA against the Company is not believed to be material because of the de minimis quantity and concentration of PCBs linked to the Company. Moreover, the party with whom the subsidiary contracted to dispose of the waste material has agreed to indemnify the Company for any costs associated with this action.

     On July 16, 1998, 10 individuals and The West Virginia Highlands Conservancy filed suit in U.S. District Court for the Southern District of West Virginia alleging violations of SMCRA and the Clean Water Act. Named as defendants in the suit are the director of the West Virginia Division of Environmental Protection ("DEP") and officials of the U.S. Army Corps of Engineers (the "Corps").

     In their complaint, the plaintiffs allege that the DEP has violated its duties under SMCRA and the Clean Water Act by approving surface mining permits that authorize the construction of "valley fills." These are the large, engineered works into which the excess earth and rock extracted above and between the seams of coal that are removed during surface mining is placed. The approval of such permits are alleged to "result in unpermitted discharges of pollutants into state waters, violations of state water quality standards, disturbance to the 100-foot buffer zone around streams, [and] destruction to riparian vegetation." The complaint also alleges that the DEP has failed to require that lands mined be restored to Approximate Original Contour ("AOC") and that approved post-mining land uses are enforced following reclamation.

     Four indirect, wholly-owned subsidiaries of the Company currently hold nine permits that were identified in the complaint as violating the legal standards that the plaintiffs have requested the district court to interpret. In addition, a pending permit application for the Company's Dal-Tex operation (known as the "Spruce Fork Permit") is specifically identified as a permit whose issuance should be enjoined. Three subsidiaries of the Company intervened in the lawsuit in support of the Corps and the DEP on August 6, 1998. The Company and the other defendants have vigorously opposed claims asserted in the lawsuit.

     A settlement was entered between the plaintiffs and the Corps on December 23, 1998. Under that agreement, the plaintiffs agreed to dismiss all claims against the Corps in return for the Corps agreeing, in conjunction with other federal agencies, to conduct a comprehensive environmental impact statement of the long-term effects of valley fills. During the twenty-four (24) months anticipated to complete the study, the agreement imposes new, interim standards that will be used in reviewing and approving permits. The most significant change imposed under the settlement agreement is the obligation of a permit applicant to seek an individual ss.404 Clean Water Act permit if it proposes to construct a valley fill affecting a drainage area larger than 250 acres.

     The Company's Dal-Tex operation's Spruce Fork Permit was specifically excluded from the terms of the settlement. Nevertheless, the EPA withdrew its final objections to a Clean Water Act ss.402 NPDES permit that had been pending since mid-1998. The Company was notified by the Corps on January 21, 1999 that it would issue its Clean Water Act ss.404 permit within five (5) days which was the last permit, approval, or authorization needed to commence mining on the Spruce Fork Permit. On January 26, 1999, the plantiffs moved for a temporary restraining order. On February 3, 1999, the U.S. District Court for the Southern District of West Virginia entered the restraining order, which was subsequently extended until March 5, 1999. Simultaneously, the court commenced a hearing on the preliminary injunction which was concluded on February 26, 1999. The Company expects a ruling on the preliminary injunction prior to the expiration of the temporary restraining order. Should the court enter the preliminary injunction, or otherwise delay substantially the issuance of the permit, the decision will have a material adverse effect on the Dal-Tex operation.


CERTAIN TRENDS AND UNCERTAINTIES

Substantial Leverage; Variable Interest Rates; Restrictive Covenants

The Company has substantial leverage and significant debt service and lease and royalty payment obligations. As of December 31, 1998, the Company had outstanding consolidated indebtedness of approximately $1.4 billion, representing approximately 69% of the Company's total capitalization.

     The Company's ability to satisfy its debt service and lease and royalty payment obligations will depend upon the future operating performance of its subsidiaries, which will be affected by prevailing economic conditions in the markets they serve and financial, business and other factors, certain of which are beyond their control. Based upon current levels of operations, the Company believes that cash flow from operations and available cash, together with available borrowings under the Company's credit facilities, will be adequate to meet the Company's future liquidity needs for at least the next several years. However, there can be no assurance that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable the Company to fund its debt service and lease and royalty payment obligations or its other liquidity needs.

     The degree to which the Company is leveraged could have material consequences to the Company and its business, including, but not limited to: (i) making it more difficult for the Company to satisfy its debt service, lease and royalty payment and other obligations; (ii) increasing the Company's vulnerability to general adverse economic and industry conditions; (iii) limiting the Company's ability to obtain additional financing to fund future acquisitions, working capital, capital expenditures or other general corporate requirements; (iv) reducing the availability of cash flow from operations to fund acquisitions, working capital, capital expenditures or other general corporate purposes; (v) limiting the Company's flexibility in planning for, or reacting to, changes in its business and the industry in which it competes and (vi) placing the Company at a competitive disadvantage vis-a-vis less leveraged competitors.

     A significant portion of the Company's indebtedness bears interest at variable rates that are linked to short-term interest rates. If interest rates rise, the Company's costs relative to those obligations would also rise.

     Terms of the Company's credit facilities and leases contain financial and other restrictive covenants that limit the ability of the Company to, among other things, pay dividends, effect acquisitions or dispositions and borrow additional funds, and require the Company to, among other things, maintain various financial ratios and comply with various other financial covenants. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, would have a material adverse effect on the Company.


Environmental and Regulatory Factors

Governmental authorities regulate the coal mining industry on matters as diverse as employee health and safety, air quality standards, water pollution, groundwater quality and availability, plant and wildlife protection, the reclamation and restoration of mining properties, the discharge of materials into the environment and surface subsidence from underground mining. In addition, federal legislation mandates certain benefits for various retired coal miners represented by the United Mine Workers of America ("UMWA"). These regulations and legislation have had and will continue to have a significant effect on the Company's costs of production and competitive position.

     Permits are required to be obtained by mining companies that strictly regulate various environmental and health and safety matters in connection with coal mining by the permittee. Numerous permits are required for mining operations. Other than as described in "Legal Contingencies", the Company believes all permits required to conduct present mining operations have been obtained and that, upon the filing of the required information with the appropriate regulatory agencies, all permits necessary for continuing operations will be obtained. However, as described in "Legal Contingencies", the regulatory environment in West Virginia is changing with respect to current or future large scale surface mines. The regulatory authorities have considerable discretion in the timing of permit issuance. Because both private individuals and the public at large possess rights to comment on and otherwise engage in the permitting process, including through intervention in the courts, no assurance can be made that all permits will be issued, or if issued, that such issuance would be timely, or that permitting requirements will not be changed or interpreted in a manner adversely affecting the Company.

     The federal Clean Water Act ("CWA") affects coal mining operations in two principal ways. First, the Army Corps of Engineers (the "Corps") issues permits under Section 404 of the CWA whenever a mine operator proposes to build a fill or impoundment in waters of the United States. In addition, the Environmental Protection Agency (the "EPA") must approve the issuance by a state agency of an NPDES (National Pollutant Discharge Elimination System) permit under Section 402 of the CWA. These permits encompass storm water discharges from a mine facility. Regular monitoring and compliance with reporting requirements and performance standards are preconditions for the issuance and renewal of NPDES permits governing the discharge of pollutants into waters. All states in which the Company's subsidiaries operate also have laws restricting discharge of pollutants into the waters of those states.

     New legislation, regulations or orders may be adopted or become effective which may adversely affect the Company's mining operations or cost structure, or the ability of the Company's customers to use coal. New legislation, regulations or orders may also require the Company or its customers to incur increased costs or to change operations significantly. These factors could have a material adverse effect on the Company's business, results of operations and financial condition.

     The federal Clean Air Act requires utilities that currently are major sources of nitrous oxide in moderate or higher ozone non-attainment areas to install reasonably available control technology ("RACT") for nitrous oxide. In addition, stricter ozone standards are expected to be implemented by the EPA by 2003. The Ozone Transport Assessment Group ("OTAG") was formed to make recommendations to the EPA for addressing ozone problems in the eastern United States. Based on OTAG's recommendations, the EPA announced a proposal that would require 22 Eastern states, including states in which many of the Company's customers are located, to make substantial reductions in nitrous oxide emissions. The EPA expects that states will achieve these reductions by requiring power plants to reduce their nitrous oxide emissions by an average of 85%. Installation of RACT and additional control measures required under the proposal will make it more costly to operate coal-fired utility power plants and, depending on the requirements of individual state attainment plans and the development of revised new source performance standards, could make coal a less attractive fuel alternative in the planning and building of utility power plants in the future. Any reduction in coal's share of the capacity for power generation could have a material adverse effect on the Company's financial condition and results of operations. The effect of such legislation or regulation, or other legislation that may be enacted in the future, on the coal industry in general and on the Company in particular cannot be predicted with certainty. Although a large portion of the Company's coal reserves are comprised of compliance and low-sulfur coal, there can be no assurance that the implementation of the Clean Air Act or any future regulatory provisions will not materially adversely affect the Company.

     On December 11, 1997, United States representatives at the climate change negotiations in Kyoto, Japan, agreed to reduce the emissions of greenhouse gases (including carbon dioxide and other gas emissions that are believed by some scientists to be trapping heat in the atmosphere and warming the earth's climate) in the United States. The adoption of the requirements of the Kyoto Protocol by the United States is subject to conditions which may not occur, and are also subject to the Protocol's ratification by the United States Senate. The United States Senate has indicated that it will not ratify an agreement unless certain conditions, not currently provided for in the Kyoto Protocol, are met. At present, it is not possible to predict whether the Kyoto Protocol will attain the force of law in the United States or what its impact would be on the Company. Further developments in connection with the Kyoto Protocol could adversely affect the Company's financial condition and results of operations.


Reserve Degradation and Depletion

The Company's profitability depends substantially on its ability to mine coal reserves that have the geologic characteristics that enable them to be mined at competitive costs. There can be no assurance that replacement reserves, particularly in central Appalachia, will be available when required or, if available, that such replacement reserves can be mined at costs comparable to those characteristic of the depleting mines. Exhaustion of reserves at particular mines can also have an adverse effect on operating results that is disproportionate to the percentage of overall production and operating income represented by such mines. Mingo Logan's Mountaineer Mine is estimated to exhaust its longwall mineable reserves in 2002. The Mountaineer Mine generated $77.8 million or 89% of the Company's total operating income in 1998.


Reliance on and Terms of Long-Term Coal Supply Contracts

The Company sells a substantial portion of its coal production pursuant to long-term coal supply agreements, and as a consequence may experience fluctuations in operating results in the future as a result of expiration or termination of, or sales price redeterminations or suspensions of deliveries under, such coal supply agreements. Other short- and long-term contracts define base or optional tonnage requirements by reference to the customer's requirements, which are subject to change as a result of factors beyond the Company's (and in certain instances the customer's) control, including utility deregulation. In addition, certain price adjustment provisions permit a periodic increase or decrease in the contract price to reflect changes in specified price indices or items such as taxes or royalties. Price reopener provisions provide for an upward or downward adjustment in the contract price based on market factors. The Company has from time to time renegotiated contracts after execution to extend the contract term or to accommodate changing market conditions. The contracts also typically include stringent minimum and maximum coal quality specifications and penalty or termination provisions for failure to meet such specifications and force majeure provisions allowing suspension of performance or termination by the parties during the duration of certain events beyond the control of the affected party. Contracts occasionally include provisions that permit a utility to terminate the contract if changes in the law make it illegal or uneconomic for the utility to consume the Company's coal or if the utility has unexpected difficulties in utilizing the Company's coal. Imposition of new nitrous oxide emissions limits in connection with Phase II of the Clean Air Act in 2000 could result in price adjustments, or in affected utilities seeking to terminate or modify long-term contracts in reliance on such termination provisions. If the parties to any long-term contracts with the Company were to modify, suspend or terminate those contracts, the Company could be adversely affected to the extent that it is unable to find alternative customers at a similar or higher level of profitability.

     From time to time, disputes with customers may arise under long-term contracts relating to, among other things, coal quality, pricing and quantity. The Company may thus become involved in arbitration and legal proceedings regarding its long-term contracts. There can be no assurance that the Company will be able to resolve such disputes in a satisfactory manner.

     Although the Company cannot predict changes in its costs of production and coal prices with certainty, the Company believes that in the current economic environment of low to moderate inflation, the price adjustment provisions in its older long-term contracts will largely offset changes in the costs of providing coal under those contracts, except for those costs related to changes in productivity. However, the increasingly short terms of sales contracts and the consequent absence of price adjustment provisions in such contracts also make it more likely that inflation related increases in mining costs during the contract term will not be recovered by the Company through a later price adjustment.


Potential Fluctuations in Operating Results; Seasonality

The Company may experience significant fluctuations in operating results in the future, both on an annual and quarterly basis, as a result of one or more factors beyond its control, including expiration or termination of, or sales price redeterminations or suspensions of deliveries under, coal supply agreements; disruption of transportation services; changes in mine operating conditions; changes in laws or regulations, including permitting requirements; unexpected results in litigation; work stoppages or other labor difficulties; competitive and overall coal market conditions; and general economic conditions.

     The Company's mining operations also are subject to factors beyond its control that can negatively or positively affect the level of production and thus the cost of mining at particular mines for varying lengths of time. These factors include weather conditions, equipment replacement and repair requirements; variations in coal seam thickness, amount of overburden, rock and other natural materials; and other surface or subsurface conditions. Such production factors frequently result in significant fluctuations in operating results.

     Third quarter results of operations are frequently adversely affected by lower production and resultant higher costs due to scheduled vacation periods at the majority of the Company's mines. In addition, costs are typically somewhat higher during vacation periods because of maintenance activity carried on during those periods. These adverse effects may make the third quarter not comparable to the other quarters and not indicative of results to be expected for the full year.


Certain Contractual Arrangements

Arch Western owns the coal reserves and operating assets acquired in the Arch Western transaction. The Limited Liability Company Agreement pursuant to which Arch Western was formed provides that a subsidiary of the Company, as the managing member of Arch Western, has generally exclusive power and authority to conduct, manage and control the business of Arch Western. However, if Arch Western at the time has a debt rating less favorable than Ba3 from Moody's Investors Service or BB- from Standard & Poors Ratings Group or does not meet certain specified indebtedness and interest coverage ratios, then a proposal that Arch Western make certain distributions, incur certain capital expenditures, incur indebtedness, sell properties or merge or consolidate with any other person would require the consent of all the members of Arch Western.

     In connection with the Arch Western transaction, the Company entered into a Tax Sharing Agreement pursuant to which the Company agreed to indemnify the other member of Arch Western against certain tax liabilities in the event that such liabilities arise as a result of certain actions taken prior to June 1, 2013, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the Arch Western transaction. Depending on the time at which any such indemnification obligation were to arise, it could have a material adverse effect on the business, results of operations and financial condition of the Company.

     The membership interests in Canyon Fuel are owned 65% by Arch Western and 35% by a subsidiary of ITOCHU Corporation, a Japanese corporation. The Third Amended and Restated Limited Liability Company Agreement (the "Canyon Fuel Agreement"), which governs the management and operations of Canyon Fuel, provides for a Management Board to manage its business and affairs. Generally, the Management Board acts by affirmative vote of the representatives of the members holding more than 50% of the membership interests. However, certain actions require either the unanimous approval of the members or the approval of representatives of members holding more than 70% of the membership interests. The Canyon Fuel Agreement also contains various restrictions on the transfer of membership interests in Canyon Fuel.

     Pursuant to a Stockholders Agreement (the "Stockholders Agreement") among the Company, Ashland and Carboex S.A. (Carboex), the Company has agreed to nominate for election as a director of the Company a person designated by Carboex, and Ashland has agreed to vote its shares of common stock in a manner sufficient to cause the election of such nominee, in each case for so long (subject to earlier termination in certain circumstances) as shares of common stock owned by Carboex represent at least 63% of the shares of common stock acquired by Carboex in the Ashland Coal merger. In addition, the Company, for so long as the various trusts for the benefit of descendants of H.L. and Lyda Hunt and various corporations owned by trusts for the benefit of descendants of H.L. and Lyda Hunt (collectively the "Hunt Entities") have the collective voting power to elect by cumulative voting one or more persons to serve on the Board of Directors of the Company, has agreed to nominate for election as directors of the Company that number of persons designated by certain of the Hunt Entities that could be elected to the Board by the Hunt Entities by exercise of such cumulative voting power.

     The Company's Restated Certificate of Incorporation requires the affirmative vote of the holders of at least two-thirds of outstanding Common Stock voting thereon to approve a merger or consolidation and certain other fundamental actions involving or affecting control of the Company. The Bylaws of the Company require the affirmative vote of at least two-thirds of the members of the Board of Directors of the Company in order to declare dividends and to authorize certain other actions.


Transportation

The coal industry depends on rail, trucking and barge transportation to deliver shipments of coal to customers. Disruption of these transportation services could temporarily impair the Company's ability to supply coal to its customers and thus adversely affect the Company's business and operating results. In addition, transportation costs are a significant component of the total cost of supplying coal to customers and can affect significantly a coal producer's competitive position and profitability. Increases in the Company's transportation costs, or changes in such costs relative to transportation costs incurred by providers of competing coal or of other fuels, could have an adverse effect on the Company's business and results of operations.


Importance of Acquisitions and Related Risks

The Company has grown, in part, through the acquisition of coal companies, coal properties, coal leases and related assets, and management believes that such acquisitions will continue to be important to the Company. Acquisitions involve a number of special risks, including possible adverse effects on the Company's operating results, diversion of management's attention, failure to retain key acquired personnel, risks associated with unanticipated events or liabilities and difficulties in the assimilation of the operations of the acquired companies, some or all of which could have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that the Company will be successful in the development of such acquisitions or that acquired operations will achieve anticipated benefits to the Company.


Reliance on Estimates of Reserves; Title

There are numerous uncertainties inherent in estimating quantities of recoverable reserves, including many factors beyond the control of the Company. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon the number of variable factors and assumptions, such as geological and mining conditions (which may not be fully identified by available exploration data and/or differ from experience in current operations), historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning coal prices, operating costs, severance and excise taxes, development costs and reclamation costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to the Company's reserves may vary from estimates, and such variances may be material. No assurance can be given that these estimates are an accurate reflection of the Company's actual reserves.

     The Company's mining operations are conducted on properties owned or leased by the Company. The loss of any lease could adversely affect the Company's ability to develop the applicable reserves. Because title to most of the Company's leased properties and mineral rights is not thoroughly verified until a permit is being obtained to mine the property, the Company's right to mine certain of its reserves may be adversely affected if defects in title or boundaries exist. In addition, there can be no assurance that the Company can successfully negotiate new leases or mining contracts for properties containing additional reserves or maintain its leasehold interests in properties on which mining operations are not commenced during the term of the lease.

Management of Growth

As a result of the Arch Western transaction, the Company has experienced rapid growth that has placed and is expected to continue to place a significant strain on its management, operations and other resources. The future success of the Company will depend in part on its ability to successfully integrate the operations acquired in the Arch Western transaction and to attract and retain qualified personnel. The failure to obtain needed personnel or to implement management, operating or financial systems necessary to successfully integrate acquired operations or otherwise manage growth when and as needed could have a material adverse effect on the Company's business, results of operations and financial condition.


Year 2000 Readiness Disclosure

Computer programs used by the Company for financial and operational purposes are being reprogrammed to be "Year 2000" compliant. The "Year 2000 problem" exists because many existing computer programs and embedded chip microprocessors were programmed to read the "00" in a year 2000 entry as 1900, or will fail to recognize "00" as a date at all. Failure to read the date properly or at all may cause miscalculations, or simply cause the program or microprocessor to send errant commands or cease functioning.

     Assessment/Remediation Plan - The Company began its assessment of its exposure to the Year 2000 problem prior to the Ashland Coal merger, when, in connection with the necessary integration of two companies' information services technology, a comprehensive plan for achieving an internal information services system free of Year 2000 concerns was adopted. Implementation of this plan commenced upon consummation of this merger, and essentially required company-wide replacement of key financial, informational and operational computer systems with standardized equipment and programs that were programmed to properly process Year 2000 entries. The plan for standardizing key internal systems was modified to incorporate the key internal information systems acquired in the Arch Western transaction.

     In April 1998, the Company implemented the first phase of its Year 2000 plan by installing a new Oracle General Ledger running on Year 2000 compliant HP 9000 servers and operating systems. In October 1998, the Company implemented Oracle's Human Resource System and plans to begin implementing a new Oracle Payroll System to all the Company's locations during the first half of 1999. The Company began installation of Mincom Inc. systems in July 1998 to replace non-compliant purchasing, inventory and accounts payable systems. The scheduled completion for installation of these Mincom systems at all the Company's mining locations is October 31, 1999. All desktop computers, network devices and related software are being tested and are replaced if there is a Year 2000 problem. The Company has standardized Windows 95, Office 95, and NT file/printer servers, effective in October 1998.

     The Company began the process of evaluating potential Year 2000 problems within its mining and processing equipment and within its systems and processes interfacing with, and hence dependent upon, third party systems, in late 1997. The effort to identify potential Year 2000 problems within the Company's mining and processing equipment and in its interfaces with third parties is ongoing. When complete, customers, financial institutions, vendors, manufacturers, transportation companies and others with which the Company conducts business and where the interruption of such business could have a material adverse affect on the Company will be contacted, and cost effective efforts made to remediate or minimize possible problems.

     Assuming the cooperation of third parties in connection with the Company's efforts, the Company believes that it will be able to complete its assessment of material adverse risk associated with Year 2000 problems in its mining and processing equipment and within such third-party systems and processes sufficiently in advance of January 1, 2000, to effect remedial measures where such measures are possible and cost effective. Arch is in the process of finalizing its assessment and the target date for completing any remedial measures is July 31, 1999.

     Costs of Plan - To date, the Company has expended approximately $6.5 million of the total estimated $9.5 required to eliminate Year 2000 concerns within the Company's internal information systems. The total costs include not only the elimination of Year 2000 concerns, but also costs for new state-of-the-art systems and costs addressing the Year 2000 concerns for the newly acquired ARCO operations. The cost of the project is based on management's best estimates and there can be no assurance that these estimates will be achieved. Pending completion of the assessment of mining and processing equipment and third-party system and processes risk, no amount can be reasonably estimated for remediation in these areas.

     Year 2000 Risk - The risks posed to the Company by the Year 2000 problems are difficult to quantify with certainty. The Company's Year 2000 plan for reconfiguring and standardizing internal information systems to properly process Year 2000 information is dependent upon several factors beyond the Company's immediate control. These factors include, for example, retention of qualified information services personnel in a highly competitive labor market and integrity of local and long distance carriers' Year 2000 telecommunication networks, which will be necessary for operation of the Company's wide area network. In addition, while the estimated completion date of the Company's reconfiguration efforts will permit some testing of the internal systems, the schedule would not likely give the Company adequate time to address defects in the system's Year 2000 processing if vendors' or consultants' warranties with respect to the new systems are not true. The unavailability of the Company's internal information systems for a sustained period would have an adverse effect on the Company. Depending upon the nature of the unavailability of the Company's internal information systems, the adverse effect on the Company could be material.

     With respect to the Company's mining and processing equipment, the Company believes the greatest risk posed is that any of its multitude of sampling, processing and loading equipment at its mines, loadouts and terminals cease to function as a result of a processing error not identified and/or corrected in the Company's assessment and remediation plan. Such failures could result in breaches in or defaults under the Company's coal sales contracts (some of which contain prices substantially above current market). Termination of certain or multiple coal sales contracts could have an adverse effect on the Company, and depending on the contracts involved, the adverse effect on the Company could be material.

     Finally, the Company believes the greatest Year 2000 risks are posed by the Company's interfaces with third party services, systems and processes. Chief among these risks are the loss of electrical power or transportation services at mine sites where the Company is captive to a single service provider and alternatives are unavailable or economically impractical. Loss of service from any of these single service providers would have an adverse effect on the Company. Depending upon the nature of the loss of service, the adverse effect on the Company could be material.

     Contingency Plans - The Company has begun to develop contingency plans for key internal projects that, if delayed, could prevent certain mine operations from gaining access to Year 2000 compliant systems. Likewise, following the Year 2000 assessment of its customers and third-party providers of goods and services, Arch will determine from information that it has received through correspondence and personal contact that if a company's Year 2000 remediation efforts are incomplete and the consequence could be materially adverse, then contingency plans will be developed if economically reasonable.


Factors Routinely Affecting Results of Operations

Any one or a combination of changing demand; fluctuating selling prices; contract penalties, suspensions or terminations; operational, geologic, transportation and weather-related factors; unexpected regulatory changes; results of litigation; or labor disruptions may occur at times or in a manner that causes results of operations of the Company to deviate from expectations. Any event disrupting substantially all production at any of the Company's principal mines for a prolonged period would have a significant adverse effect on the Company's current and projected results of operations. The effect of such a disruption at Mingo Logan operations would be particularly severe because of the high volume of coal produced by those operations and the relatively high contribution to operating income from the sale of such coal.

To the Stockholders and Board of Directors
Arch Coal, Inc.

     We have audited the accompanying consolidated balance sheets of Arch Coal, Inc. and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Arch Coal, Inc. as of December 31, 1996 and for the year then ended were audited by other auditors whose report dated January 16, 1997, expressed an unqualified opinion on those statements.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the 1998 and 1997 financial statements referred to above (appearing on pages 42 to 64 of this Annual Report) present fairly, in all material respects, the consolidated financial position of Arch Coal, Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                                           Ernst & Young, LLP
Louisville, Kentucky
January 22, 1999

REPORT OF MANAGEMENT

The management of Arch Coal, Inc. is responsible for the preparation of the consolidated financial statements and related financial information in this annual report. The financial statements are prepared in accordance with generally accepted accounting principles and necessarily include some amounts that are based on management's informed estimates and judgments, with appropriate consideration given to materiality.

     The Company maintains a system of internal accounting controls designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that the cost of a system of internal accounting controls should not exceed the value of the benefits derived. The Company has a professional staff of internal auditors who monitor compliance with and assess the effectiveness of the system of internal accounting controls.

     The Audit Committee of the Board of Directors, composed of directors who are not officers or employees of Arch Coal, Inc., meets regularly with management, the internal auditors, and the independent auditors to discuss matters relating to financial reporting, internal accounting control, and the nature, extent and results of the audit effort. The independent auditors and internal auditors have full and free access to the Audit Committee, with and without management present.


Steven F. Leer                                       Patrick A. Kriegshauser
President and Chief Executive Officer                Senior Vice President and
                                                     Chief Financial Officer

CONSOLIDATED STATEMENTS OF INCOME


                                                                                       Year Ended December 31
                                                                              ------------------------------------------
(In thousands of dollars except per share data)                                   1998           1997           1996
                                                                              ------------------------------------------
REVENUES
     Coal sales ...........................................................   $ 1,428,171    $ 1,034,813    $   750,123
     Income from equity investment ........................................         6,786           --             --
     Other revenues .......................................................        70,678         32,062         30,498
                                                                              -----------------------------------------
                                                                                1,505,635      1,066,875        780,621
                                                                              -----------------------------------------
COSTS AND EXPENSES

     Cost of coal sales ...................................................     1,313,400        916,802        669,295
     Selling, general and administrative expenses .........................        44,767         28,885         20,435
     Amortization of coal supply agreements ...............................        34,551         18,063         12,604
     Merger-related expenses ..............................................          --           39,132           --
         Other expenses ...................................................        25,070         22,111         22,175
                                                                              -----------------------------------------
                                                                                1,417,788      1,024,993        724,509
                                                                              -----------------------------------------
     Income from operations ...............................................        87,847         41,882         56,112
                                                                              -----------------------------------------

Interest expense, net:
     Interest expense .....................................................       (62,202)       (17,822)       (18,783)
     Interest income ......................................................           756            721          1,191
                                                                              -----------------------------------------
                                                                                  (61,446)       (17,101)       (17,592)
                                                                              -----------------------------------------
     Income before income taxes and extraordinary item ....................        26,401         24,781         38,520

Provision (benefit) for income taxes ......................................        (5,100)        (5,500)         5,500
                                                                              -----------------------------------------

     Income before extraordinary item .....................................        31,501         30,281         33,020

Extraordinary item from the extinguishment of debt ........................        (1,488)          --             --
                                                                              -----------------------------------------
     NET INCOME ...........................................................   $    30,013    $    30,281    $    33,020
                                                                              =========================================

Basic and diluted earnings per common share before extraordinary item .....   $      0.79    $      1.00    $      1.58
                                                                              =========================================
Basic and diluted earnings per common share ...............................   $      0.76    $      1.00    $      1.58
                                                                              =========================================



               The accompanying notes are an integral part of the
                       consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                                December 31
                                                                         --------------------------
(In thousands of dollars except share and per share data)                    1998           1997
                                                                         --------------------------
ASSETS

Current assets
     Cash and cash equivalents .......................................   $    27,414    $     9,177
     Trade accounts receivable .......................................       202,871        133,810
     Other receivables ...............................................        24,584         14,046
     Inventories .....................................................        68,455         50,419
     Prepaid royalties ...............................................        13,559         17,745
     Deferred income taxes ...........................................         8,694          8,506
     Other ...........................................................         7,757          9,475
                                                                         --------------------------
         Total current assets ........................................       353,334        243,178
                                                                         --------------------------

Property, plant and equipment

     Coal lands and mineral rights ...................................     1,476,703        853,053
     Plant and equipment .............................................     1,111,120        890,303
     Deferred mine development .......................................        80,926        102,909
                                                                         --------------------------
                                                                           2,668,749      1,846,265
     Less accumulated depreciation, depletion and amortization .......      (732,005)      (696,339)
                                                                         --------------------------
         Property, plant and equipment, net ..........................     1,936,744      1,149,926
                                                                         --------------------------

Other assets

     Prepaid royalties ...............................................        31,570         20,826
     Coal supply agreements ..........................................       201,965        185,306
     Deferred income taxes ...........................................        83,209         44,023
     Investment in Canyon Fuel .......................................       272,149           --
     Other ...........................................................        39,249         13,065
                                                                         --------------------------
         Total other assets ..........................................       628,142        263,220
                                                                         --------------------------
         Total assets ................................................   $ 2,918,220    $ 1,656,324
                                                                         ==========================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
     Accounts payable ................................................   $   129,528    $    84,692
     Accrued expenses ................................................       142,630         88,082
     Current portion of debt .........................................        61,000         29,500
                                                                         --------------------------
         Total current liabilities ...................................       333,158        202,274
Long-term debt .......................................................     1,309,087        248,425
Accrued postretirement benefits other than pension ...................       343,553        323,115
Accrued reclamation and mine closure .................................       150,636        116,199
Accrued workers' compensation ........................................       105,333         97,759
Accrued pension cost .................................................        18,524         21,730
Other noncurrent liabilities .........................................        39,713         35,324
                                                                         --------------------------
         Total liabilities ...........................................     2,300,004      1,044,826
                                                                         --------------------------

Stockholders' equity

     Common stock, $.01 par value, 100,000,000 shares authorized,
     39,371,581 issued and outstanding in 1998 and 39,657,898
     issued and outstanding in 1997 ..................................           397            397
     Paid-in capital .................................................       473,116        472,425
     Retained earnings ...............................................       150,423        138,676
     Treasury stock, at cost (333,952 shares) ........................        (5,720)          --

                                                                         --------------------------
         Total stockholders' equity ..................................       618,216        611,498
                                                                         --------------------------
         Total liabilities and stockholders' equity ..................   $ 2,918,220    $ 1,656,324
                                                                         ==========================



               The accompanying notes are an integral part of the
                       consolidated financial statements.

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY


                                                                                    Three Years Ended December 31, 1998
                                                                    ----------------------------------------------------------------
                                                                                                            Treasury
(In thousands of dollars except share and per share data)            Common      Paid-In       Retained      Stock
                                                                      Stock      Capital       Earnings     at cost       Total
                                                                    ----------------------------------------------------------------
Balance at December 31, 1995 ....................................   $     209    $   8,392    $ 105,091   $    --      $ 113,692

     Net income .................................................                                33,020                   33,020
     Dividends paid ($.38 per share) ............................                                (8,000)                  (8,000)
     Income tax charge related to assets acquired
        from related parties ....................................                                (8,086)                  (8,086)
                                                                    ----------------------------------------------------------------
Balance at December 31, 1996 ....................................         209        8,392      122,025        --        130,626

     Net income .................................................                                30,281                   30,281
     Dividends paid ($.445 per share) ...........................                               (13,630)                 (13,630)
     Issuance of 18,660,054 shares of common stock
         to stockholders of Ashland Coal, Inc. pursuant
         to the merger agreement ................................         187      462,984                               463,171

     Issuance of 49,400 shares of common stock
         under the stock incentive plan .........................           1        1,049                                 1,050
                                                                    ----------------------------------------------------------------
Balance at December 31, 1997 ....................................         397      472,425      138,676        --        611,498

     Net income .................................................                                30,013                   30,013
     Dividends paid ($.46 per share) ............................                               (18,266)                 (18,266)
     Issuance of 47,635 shares of common stock
         under the stock incentive plan .........................                      691                                   691
     Treasury stock purchases (333,952 shares) ..................                                            (5,720)      (5,720)

                                                                    ----------------------------------------------------------------
Balance at December 31, 1998 ....................................   $     397    $ 473,116    $ 150,423   $  (5,720)   $ 618,216
                                                                    ================================================================


               The accompanying notes are an integral part of the
                       consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                         Year Ended December 31
                                                                             ------------------------------------------
(In thousands of dollars)                                                         1998           1997           1996
                                                                             ------------------------------------------
OPERATING ACTIVITIES

Net income ................................................................   $    30,013    $    30,281    $    33,020
Adjustments to reconcile to cash provided by operating activities:
     Depreciation, depletion and amortization .............................       204,307        143,632        114,703
     Prepaid royalties expensed ...........................................        19,694          8,216          4,754
     Net gain on disposition of assets ....................................       (41,512)        (4,802)        (7,959)
     Income from equity investment ........................................        (6,786)          --             --
     Distributions from equity investment .................................        18,850           --             --
     Merger-related expenses ..............................................          --           33,096           --
     Changes in operating assets and liabilities ..........................       (24,671)       (28,842)          (551)
     Other ................................................................       (11,872)         8,682         (5,496)
                                                                              -----------------------------------------
            Cash provided by operating activities .........................       188,023        190,263        138,471
                                                                              -----------------------------------------
INVESTING ACTIVITIES

Payments for acquisition ..................................................    (1,126,706)          --             --
Additions to property, plant and equipment ................................      (141,737)       (77,309)       (62,490)
Additions to coal supply agreements .......................................          --             --           (7,150)
Additions to prepaid royalties ............................................       (26,252)        (7,967)        (7,071)
Additions to notes receivable .............................................       (10,906)          --             --
Proceeds from dispositions of property, plant and equipment ...............        34,230          5,267          4,073
                                                                              -----------------------------------------
         Cash used in investing activities ................................    (1,271,371)       (80,009)       (72,638)
                                                                              -----------------------------------------
FINANCING ACTIVITIES

Proceeds from (payments on) revolver and lines of credit ..................       176,582         78,897        (11,000)
Net proceeds from term loans ..............................................       958,441           --             --
Payments on notes .........................................................       (42,860)      (181,110)       (50,619)
Payments for debt issuance costs ..........................................       (12,725)          --             --
Proceeds from sale and leaseback of equipment .............................        45,442           --             --
Dividends paid ............................................................       (18,266)       (13,630)        (8,000)
Proceeds from sale of common stock                                                    691          1,050           --
Purchases of treasury stock ...............................................        (5,720)          --             --
                                                                              -----------------------------------------
            Cash provided (used) in financing activities ..................     1,101,585       (114,793)       (69,619)
                                                                              -----------------------------------------
            Increase (decrease) in cash and cash equivalents ..............        18,237         (4,539)        (3,786)
Cash and cash equivalents, beginning of year ..............................         9,177         13,716         17,502
                                                                              -----------------------------------------
Cash and cash equivalents, end of year ....................................   $    27,414    $     9,177    $    13,716
                                                                              =========================================

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for interest ....................................   $    48,760    $    18,593    $    20,294
Cash paid during the year for income taxes, net of refunds ................   $    29,090    $    21,918    $    14,731




               The accompanying notes are an integral part of the
                       consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollars except share and per share data)


1. ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Arch Coal, Inc. and its subsidiaries ("the Company"), which operate in the coal mining industry. The Company operates one reportable segment: the production of steam and metallurgical coal from surface and deep mines throughout the United States, for sale to utility, industrial and export markets. The Company's mines are primarily located in the central Appalachian and western regions of the United States. All subsidiaries (except as noted below) are wholly owned. Significant intercompany transactions and accounts have been eliminated in consolidation.

     The Company's 65% ownership of Canyon Fuel, LLC (Canyon Fuel) is accounted for on the equity method in the consolidated financial statements as a result of certain super-majority voting rights in the joint venture agreement. Income from Canyon Fuel is reflected in the consolidated statements of income as income from equity investment. (See additional discussion in "Investment in Canyon Fuel" in Note 3).

     The Company's 17.5% partnership interest in Dominion Terminal Associates is accounted for on the equity method in the consolidated balance sheets. Allocable costs of the partnership for coal loading and storage are included in other expenses in the consolidated statements of income.


Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost. Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.


Inventories

Inventories are comprised of the following:

                      December 31
                  ------------------
                   1998        1997
                  ------------------
Coal ..........   $25,789   $25,359
Supplies ......    42,666    25,060
                  -----------------
                  $68,455   $50,419
                  =================


Coal and supplies inventories are valued at the lower of average cost or market. The Company has recorded a valuation allowance for slow-moving and obsolete supplies inventories of $23.9 million and $17.7 million at December 31, 1998 and 1997, respectively.


Coal Acquisition Costs and Prepaid Royalties

Coal lease rights obtained through acquisitions are capitalized and amortized primarily by the units-of-production method over the estimated recoverable reserves.

     Rights to leased coal lands are often acquired through royalty payments. Where royalty payments represent prepayments recoupable against production, they are capitalized, and amounts expected to be recouped within one year are classified as a current asset. As mining occurs on these leases, the prepayment is offset against earned royalties and is included in the cost of coal sales.


Coal Supply Agreements

Acquisition costs related to coal supply agreements (sales contracts) are capitalized and amortized on the basis of coal to be shipped over the term of the contract. Accumulated amortization for sales contracts was $94.8 million and $60.3 million at December 31, 1998 and 1997, respectively.

Exploration Costs

Costs related to locating coal deposits and determining the economic mineability of such deposits are expensed as incurred.


Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Interest costs applicable to major asset additions are capitalized during the construction period. Expenditures which extend the useful lives of existing plant and equipment are capitalized. Costs of purchasing rights to coal reserves and developing new mines or significantly expanding the capacity of existing mines are capitalized and amortized using the units-of-production method over the estimated recoverable reserves. Plant and equipment are depreciated principally on the straight-line method over the estimated useful lives of the assets, which range from three to 20 years.


Asset Impairment

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value.


Revenue Recognition

Coal sales revenues include sales to customers of coal produced at Company operations and purchased from other companies. The Company recognizes revenue from coal sales at the time title passes to the customer. Revenues from sources other than coal sales, including gains and losses from dispositions of long-term assets, are included in other revenues and are recognized as services are performed or otherwise earned.


Interest Rate Swap Agreements

The Company enters into interest-rate swap agreements to modify the interest characteristics of outstanding Company debt. The swap agreements essentially convert variable-rate debt to fixed-rate debt. These agreements require the exchange of amounts based on variable interest rates for amounts based on fixed interest rates over the life of the agreement. The Company accrues amounts to be paid or received under interest-rate swap agreements over the lives of the agreements. Such amounts are recognized as adjustments to interest expense over the lives of agreements, thereby adjusting the effective interest rate on the Company's debt. The fair values of the swap agreements are not recognized in the financial statements. Gains and losses on terminations of interest-rate swap agreements would be deferred on the balance sheet (in other long-term liabilities) and amortized as an adjustment to interest expense over the remaining term of the terminated swap agreement.


Income Taxes

Deferred income taxes are based on temporary differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates for years during which taxes are expected to be paid or recovered.


Stock Based Compensation

These financial statements include the disclosure requirements of Financial Accounting Standards Board Statement No. 123 ("FAS 123"), Accounting for Stock-Based Compensation. With respect to accounting for its stock options, as permitted under FAS 123, the Company has retained the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related Interpretations.


Earnings Per Common Share

In 1997, FAS 128, Earnings per Share, was issued. FAS 128 replaced the calculation of primary and fully diluted earnings per share ("EPS") with basic and diluted EPS. Unlike primary, basic EPS excludes any dilutive effects of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollars except per share and per share data)



options, warrants and convertible securities. Diluted EPS is very similar to the previously reported fully diluted EPS. The adoption of the provisions of FAS 128 did not have any effect on previously reported EPS amounts.


Reclassifications

Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform with the classifications in the 1998 financial statements with no effect on previously reported net income or stockholders' equity.


2. MERGER AND ACQUISITION

On June 1, 1998, the Company acquired the Colorado and Utah coal operations of Atlantic Richfield Company ("ARCO") and simultaneously combined the acquired ARCO operations and the Company's Wyoming operations with ARCO's Wyoming operations in a new joint venture named Arch Western Resources, LLC ("Arch Western"). The principal operating units of Arch Western are Thunder Basin Coal Company, L.L.C., owned 100% by Arch Western, which operates two coal mines in the Southern Powder River Basin in Wyoming; Mountain Coal Company, L.L.C., owned 100% by Arch Western, which operates one coal mine in Colorado; Canyon Fuel Company, LLC ("Canyon Fuel"), 65% owned by Arch Western and 35% by ITOCHU Coal International, Inc., a subsidiary of ITOCHU Corporation, which operates three coal mines in Utah; and Arch of Wyoming, LLC, owned 100% by Arch Western, which operates two coal mines in the Hanna Basin of Wyoming.

     Arch Western is 99% owned by the Company and 1% owned by ARCO. The transaction is valued at approximately $1.14 billion and a wholly owned subsidiary of the Company is the managing member of Arch Western. The transaction has been accounted for under the purchase method of accounting. Accordingly, the cost to acquire ARCO's U.S. coal operations has been allocated to the assets acquired and liabilities assumed according to their respective estimated fair values. Results of operations of the acquired operations are included in the consolidated statements of income effective June 1, 1998. The acquired ARCO operations will continue to produce low-sulfur coal for sale to primarily domestic utility customers.

     On July 1, 1997, Ashland Coal, Inc. ("Ashland Coal") merged with a subsidiary of the Company. Under the terms of the merger, Ashland Coal's stockholders received one share of the Company's common stock for each common share of Ashland Coal and 20,500 shares of the Company's common stock for each share of Ashland Coal preferred stock. A total of 18,660,054 shares of Company common stock were issued in the merger, resulting in a total purchase price (including fair value of stock options and transaction related fees) of approximately $464.8 million. The merger was accounted for under the purchase method of accounting. Results of operations of Ashland Coal are included in the consolidated statements of income effective July 1, 1997.

     Summarized below are the unaudited pro forma combined results of operations for the years ended December 31, 1998 and 1997. These results reflect the July 1, 1997 Ashland Coal merger as if it had occurred on January 1, 1997 and the June 1, 1998 Arch Western transaction as if it had occurred on January 1, 1998 and 1997.


                                   1998           1997
--------------------------------------------------------
Revenues .....................   $1,669,824   $1,792,582
Income before
     extraordinary item ......       22,994       36,175
Net income ...................       21,506       36,175
Earnings per share before
     extraordinary item ......   $      .58   $      .91
Earnings per share ...........   $      .54   $      .91


In the opinion of the management of the Company, all adjustments necessary to present pro forma results of operations have been made. The unaudited pro forma results of operations do not purport to be indicative of the results that would have occurred had these transactions actually occurred at the beginning of the relevant periods or of the results of operations that may be achieved in the future.


3. INVESTMENT IN CANYON FUEL
The following tables present unaudited summarized financial information for Canyon Fuel which, as part of the June 1, 1998 Arch Western transaction (described in Note 2), was acquired by the Company and is accounted for on the equity method.


                                           SEVEN MONTHS
                                                  ENDED
                                           DECEMBER 31,
CONDENSED INCOME STATEMENT INFORMATION             1998
-------------------------------------------------------
Revenues ...............................   $155,634
Total costs and expenses ...............    153,039
                                           --------
Net income .............................      2,595
Effect of purchase adjustments .........      4,191
                                           --------
Arch Coal's income from its equity
     investment in Canyon Fuel .........   $  6,786
                                           ========



The Company's income from its equity investment in Canyon Fuel represents 65% of Canyon Fuel's net income after adjusting for the effect of its investment in Canyon Fuel. The Company's investment in Canyon Fuel reflects purchase adjustments primarily related to sales contracts, mineral reserves and other property, plant and equipment. The condensed balance sheet information below reflects Canyon Fuel Company LLC's asset and liability values and does not reflect the Company's investment in Canyon Fuel.


                                            AT DECEMBER
CONDENSED BALANCE SHEET INFORMATION            31, 1998
-------------------------------------------------------
Current assets .............................  $ 87,620
Noncurrent assets ..........................   532,119
Current liabilities ........................    31,459
Noncurrent liabilities .....................    19,247
Members' equity.............................   569,033


4. ACCRUED EXPENSES
Accrued expenses consist of the following:


                                     December 31
                                 ------------------
                                   1998       1997
---------------------------------------------------
Accrued payroll and
     related benefits ........   $ 29,878   $17,314
Accrued taxes other than
     income taxes ............     44,665    22,259
Accrued postretirement
     benefits other than
     pension .................     15,555    14,390
Accrued workers'
     compensation ............     15,869    12,649
Accrued interest .............     17,007     3,566
Other accrued expenses .......     19,656    17,904
                                 ------------------
                                 $142,630   $88,082
                                 ==================


5. INCOME TAXES

Significant components of the provision (benefit) for income taxes are as follows:


                            1998        1997       1996
-------------------------------------------------------
Current:
   Federal ..........  $  8,467    $  8,250    $  9,200
   State ............      (650)       (250)      1,050
                       --------------------------------
Total current .......     7,817       8,000      10,250
Deferred:
   Federal ..........   (12,517)    (13,100)     (4,050)
   State ............      (400)       (400)       (700)
                       --------------------------------
Total deferred ......   (12,917)    (13,500)     (4,750)
                       --------------------------------
                       $ (5,100)   $ (5,500)   $  5,500
                       ================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollars except share and per share data)


A reconciliation of the statutory federal income tax expense (benefit) on the Company's pretax income before extraordinary item to the actual provision (benefit) for income taxes follows: 1998 1997 1996


                                     1998           1997            1996
---------------------------------------------------------------------------
Income tax expense
    at statutory rate .........   $  9,240         $  8,673        $ 13,482
Percentage depletion
    allowance .................    (14,437)         (13,543)        (10,431)
State taxes, net of effect
    of federal taxes ..........       (594)            (570)            350
Non-deductible
    expenses ..................        621              236           1,000
Other, net ....................         70             (296)          1,099
                                  -----------------------------------------
                                  $ (5,100)        $ (5,500)     $    5,500
                                  =========================================



The Company's federal income tax returns for the years ending 1995 and 1996 are currently under review by the Internal Revenue Service (IRS). During 1996, the IRS completed its audits for the tax years 1990 and 1991 and the Company and the IRS agreed to a partial settlement of various tax issues for a payment of $6.5 million including interest which was charged against previously recorded reserves. Part of the settlement related to the acquisition from the Company's stockholders of certain Illinois coal reserves for $55.2 million. The acquisition was valued for accounting purposes at the stockholders' net book value of $22.8 million with the $32.4 million difference between the net book value and fair market value less $12.3 million of deferred tax benefits being recorded as a reduction to stockholders' equity. As part of the settlement with the IRS, the Company agreed to adjust the fair market value of the coal properties to $33.8 million for tax purposes resulting in a decrease to the deferred tax asset of $8.1 million from $12.3 million to $4.2 million. The decrease in the deferred tax asset was charged directly to stockholders' equity in 1996.

     During 1997, the Company settled its protest of certain adjustments proposed by the IRS for federal income tax returns for the years 1987 through 1989. A deposit of $8.0 million was made in April 1997 in anticipation of the settlement and a final payment of approximately $4.0 million was made in 1998.

     During 1998, the Company settled its protest of certain unagreed issues with the IRS for the federal income tax returns for years 1990 and 1991. A final payment of $0.5 million was paid in June 1998 and charged against previously recorded reserves. The IRS audit of the federal income tax returns for years 1992 through 1994 was completed during 1998 and agreed to at the examination level. A payment of $15.5 million was made in December 1998 in settlement of all issues. A significant amount of the issues were timing in nature and the tax paid related to these temporary differences is accounted for as a deferred tax asset and the remaining tax and interest paid was charged against previously recorded reserves. A portion of the payment related to items that were settled in the 1987 through 1991 audits previously discussed. Permanent differences included a reduction in percentage depletion and a decrease in cost depletion related to the settlement for the adjustment in fair market value of the Illinois coal reserves.

     Management believes that the Company has adequately provided for any income taxes and interest which may ultimately be paid with respect to all open tax years.

     Significant components of the Company's deferred tax assets and liabilities that result from carryforwards and temporary differences between the financial statement basis and tax basis of assets and liabilities are summarized as follows: December 31 1998 1997


                                          December 31
                                     ---------------------
                                          1998       1997
----------------------------------------------------------
Deferred tax assets:
Postretirement benefits other
   than pension ...................   $136,004   $129,818
Alternative minimum tax credit
   carryforward ...................     70,897     80,441
Workers' compensation .............     29,345     30,503
Reclamation and mine closure ......     22,567     23,905
Net operating loss
   carryforwards ..................     10,232      8,214
Other .............................     17,983     28,498
                                      -------------------
Total deferred tax assets .........    287,028    301,379
                                      -------------------

Deferred tax liabilities:
Coal lands and mineral rights .....     78,869     86,471
Plant and equipment ...............     78,359     79,962
Deferred mine development .........        941      3,643
Coal supply agreements ............     17,390     38,406
Other .............................     19,566     40,368
                                      -------------------
Total deferred tax liabilities ....    195,125    248,850
                                      -------------------
Net deferred tax asset ............     91,903     52,529
Less current asset ................      8,694      8,506
                                      -------------------
Long-term deferred tax asset ......   $ 83,209   $ 44,023
                                      ===================


If not used, the carryforwards for net operating losses of $26.2 million will expire in the years 2008 through 2019. The alternative minimum tax credit carryforward has no statutory expiration date.

     The Company is required to record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. It is management's belief that the Company's net deferred income tax asset will more likely than not be realized by generating sufficient taxable income in the future.


6. DEBT AND FINANCING ARRANGEMENTS

Debt consists of the following:


                                                 December 31
                                            ----------------------
                                               1998       1997
-------------------------------------------------------------------
Indebtedness to banks under lines
   of credit (weighted average rate
at December 31,1998-5.40%;
1997-7.05%) ............................   $   12,884    $  36,302
Indebtedness to banks under
   revolving credit agreement,
expiring May 31, 2003
(weighted average rate at
December 31, 1998-6.27%) ...............      390,000         --
Variable rate fully amortizing
   term loan payable quarterly
through May 31, 2003
(weighted average rate at
December 31, 1998-6.16%) ...............      285,000         --
Variable rate non-amortizing term
   loan due May 31, 2003
(weighted average rate at
December 31, 1998-6.87%) ...............      675,000         --
Indebtedness to banks under
   the 1997 revolving credit
agreement ..............................         --        190,000
7.79% senior unsecured notes ...........         --         42,860
Other ..................................        7,203        8,763
                                           -----------------------
                                            1,370,087      277,925
Less current portion ...................       61,000       29,500
                                           -----------------------
Long-term debt .........................   $1,309,087    $ 248,425
                                           =======================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollars except share and per share data)


On July 1, 1997, concurrent with the Ashland Coal merger, the Company entered into a $500 million revolving credit agreement which was repaid in its entirety and the facility terminated effective June 1, 1998, using proceeds from a new Company credit facility entered into effective June 1, 1998.

     In connection with the Arch Western transaction, the Company entered into two new five-year credit facilities: a $675 million non-amortizing term loan to Arch Western and a $900 million credit facility to Arch Coal, including a $300 million fully amortizing term loan and a $600 million revolver. Borrowings under the new Arch Coal credit facilities were used to finance the acquisition of ARCO's Colorado and Utah coal operations, to pay related fees and expenses, to refinance existing corporate debt and for general corporate purposes. The Company recognized an extraordinary charge of $1.5 million (net of a tax benefit of $.9 million) related to the refinancing of the July 1, 1997 credit facility and the prepayment of its 7.79% senior unsecured notes. Borrowings under the Arch Western credit facility were used to fund a portion of a $700 million cash distribution by Arch Western to ARCO, which distribution occurred simultaneously with ARCO's contribution of its Wyoming coal operations and certain other assets to Arch Western. The $675 million term loan is secured by Arch Western's membership interests in its subsidiaries. The Arch Western credit facility is not guaranteed by the Company. The rate of interest on the borrowings under the agreements is, at the Company's option, the PNC Bank base rate or a rate based on LIBOR.

     The Company periodically establishes uncommitted lines of credit with banks. These agreements generally provide for short-term borrowings at market rates. At December 31, 1998, there were $45 million of such agreements in effect, of which $12.9 million were outstanding at December 31, 1998.

     Except for amounts expected to be repaid in 1999, amounts borrowed under the revolving credit agreement and the bank lines of credit are classified as long-term as the Company has the intent and the ability to maintain these borrowings on a long-term basis. Aggregate maturities of debt at December 31, 1998 are $61.0 million in 1999, $60.6 million in 2000, $60.5 million in 2001,
$60.5 million in 2002 and $1,127.5 million in 2003.

     Terms of the Company's credit facilities and leases contain financial and other restrictive covenants that limit the ability of the Company to, among other things, pay dividends, effect acquisitions or dispositions and borrow additional funds, and require the Company to, among other things, maintain various financial ratios and comply with various other financial covenants. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company.

     The Company enters into interest-rate swap agreements to modify the interest characteristics of outstanding Arch Coal debt. At December 31, 1998, the Company had interest-rate swap agreements having a total notional value of $815 million. These swap agreements are used to convert variable-rate debt to fixed-rate debt. Under these swap agreements, the Company pays a weighted-average fixed rate of 5.54% (before the credit spread over LIBOR) and is receiving a weighted-average variable rate based upon 3 day and 90-day LIBOR. At December 31, 1998, the remaining terms of the swap agreements ranged from 44 to 68 months.


7. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and cash equivalents: The carrying amounts approximate fair value.

     Debt: The carrying amounts of the Company's borrowings under its revolving credit agreement, lines of credit and variable rate term loans approximate their fair value. The fair values of the Company's senior notes and other long-term debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements at the end of each year presented.

     Interest rate swaps: The fair values of interest rate swaps are based on quoted market prices, which reflect the present value of the difference between estimated future amounts to be paid and received.

     The carrying amounts and fair values of the Company's financial instruments at December 31, 1998 and 1997 are as follows:


                                            1998                  1997
                                   ---------------------------------------------
                                    Carrying     Fair      Carrying       Fair
                                     Amount      Value      Amount       Value
--------------------------------------------------------------------------------
Cash and cash equivalents ......   $ 27,414   $  27,414    $  9,177   $   9,177
Lines of credit ................     12,884      12,884      36,302      36,302
Revolving credit agreements ....    390,000     390,000     190,000     190,000
Variable rate term loans .......    960,000     960,000        --          --
Senior notes ...................       --          --        42,860   $   4,690
Other debt .....................      7,203       7,203       8,763       8,763
Interest rate swaps ............       --       (14,151)       --           (93)


8. ACCRUED WORKERS' COMPENSATION

The Company is liable under the federal Mine Safety and Health Act of 1977, as amended, to provide for pneumoconiosis (black lung) benefits to eligible employees, former employees, and dependents with respect to claims filed by such persons on or after July 1, 1973. The Company is also liable under various states' statutes for black lung benefits. The Company currently provides for federal and state claims principally through a self-insurance program. Charges are being made to operations as determined by independent actuaries, at the present value of the actuarially computed present and future liabilities for such benefits over the employees' applicable years of service. In addition, the Company is liable for workers' compensation benefits for traumatic injuries which are accrued as injuries are incurred. Workers' compensation costs (credits) include the following components:


                                       1998        1997        1996
---------------------------------------------------------------------
Self-insured black lung benefits:
Service cost ...................... $  1,022    $    678    $    639
Interest cost .....................    3,173       2,353       1,735
Net amortization
   and deferral ...................      111     (10,084)     (9,766)
                                    --------------------------------
                                       4,306      (7,053)     (7,392)
Other workers' compensation
   benefits .......................   19,396      12,182      13,350
                                    --------------------------------
                                    $ 23,702    $  5,129    $  5,958
                                    ================================

The actuarial assumptions used in the determination of black lung benefits included a discount rate of 7.0% as of December 31, 1998 (7.25% and 7.5% as of December 31, 1997 and 1996, respectively) and a black lung benefit cost escalation rate of 4% in 1998, 1997 and 1996. In consultation with independent actuaries, the Company changed the discount rate, black lung benefit cost escalation rate, rates of disability and other assumptions used in the actuarial determination of black lung liabilities as of January 1, 1993, to better reflect actual experience. The effect of these changes was a significant increase in the unrecognized net gain. This gain was amortized through 1997 and totaled $10.8 million (before tax) and $6.6 million (after tax) in each of the years 1997 and 1996.

     Summarized below is information about the amounts recognized in the consolidated balance sheets for workers' compensation benefits:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollars except share and per share data)

                                                             December 31,
                                                        ----------------------
                                                          1998           1997
------------------------------------------------------------------------------
Actuarial present value for self-insured black lung:
Benefits contractually
   recoverable from others .........................    $   4,649    $   5,053
Benefits for
   Company employees ...............................       51,137       42,677
                                                        ----------------------
Accumulated black
   lung benefit obligation .........................       55,786       47,730
Unrecognized net loss ..............................       (1,722)      (3,004)
                                                        ----------------------


                                                           54,064       44,726
Traumatic and other
   workers' compensation ...........................       67,138       65,682
                                                        ----------------------
Accrued workers'
   compensation ....................................      121,202      110,408
Less amount included
   in accrued expenses .............................       15,869       12,649
                                                        ----------------------
                                                        $ 105,333    $  97,759
                                                        ======================



Receivables related to benefits contractually recoverable from others of $4,649 in 1998 and $5,053 in 1997 are recorded in other long-term assets.


9. ACCRUED RECLAMATION AND MINE CLOSING COSTS

The federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes require that mine property be restored in accordance with specified standards and an approved reclamation plan. The Company accrues for the costs of final mine closure reclamation over the estimated useful mining life of the property. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Other costs of final mine closure common to both types of mining are related to reclaiming refuse and slurry ponds. The Company also accrues for significant reclamation that is completed during the mining process prior to final mine closure. The establishment of the final mine closure reclamation liability and the other ongoing reclamation liability is based upon permit requirements and requires various estimates and assumptions, principally associated with costs and productivities. The Company accrued $12.5 million, $10.8 million and $6.1 million in 1998, 1997 and 1996, respectively, for current and final mine closure reclamation excluding reclamation recosting adjustments identified below. Cash payments for final mine closure reclamation and current disturbances approximated $15.0 million, $8.5 million and $9.8 million for 1998, 1997 and 1996, respectively. Periodically, the Company reviews its entire environmental liability and makes necessary adjustments, including permit changes as granted by state authorities and revisions to costs and productivities, to reflect current experience. These recosting adjustments are recorded in cost of coal sales. Adjustments included an increase in the liability of $4.9 million in 1998, and decreases in the liability were $4.4 million and $4.5 million in 1997 and 1996, respectively. The Company's management believes it is making adequate provisions for all expected reclamation and other costs associated with mine closures.


10. EMPLOYEE BENEFIT PLANS

Defined Benefit Pension and Other Postretirement Benefit Plans.

     The Company has non-contributory defined benefit pension plans covering certain of its salaried and non-union hourly employees. Benefits are generally based on the employee's years of service and compensation. The Company funds the plans in an amount not less than the minimum statutory funding requirements nor more than the maximum amount that can be deducted for federal income tax purposes.

     The Company also currently provides certain postretirement health and life insurance coverage for eligible employees. Generally, covered employees who terminate employment after meeting the eligibility requirements for pension benefits are also eligible for postretirement coverage for themselves and their dependents. The salaried employee postretirement medical and dental plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. The postretirement medical plan for retirees who were members of the UMWA is not contributory. The Company's current funding policy is to fund the cost of all postretirement health and life insurance benefits as they are paid. Summaries of the changes in the benefit obligations, plan assets (primarily listed stocks and debt securities) and funded status of the plans are as follows:



                                                         Pension benefits  Other postretirement benefits
                                                     ---------------------------------------------------
                                                         1998        1997        1998         1997
--------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligations at January 1 .................   $  84,085    $ 56,710    $ 333,908    $ 220,332
Service cost .....................................       5,841       2,788        3,715        3,717
Interest cost ....................................       8,137       4,970       23,101       19,546
Benefits paid ....................................      (8,562)     (2,769)     (13,224)     (10,442)
Plan amendments ..................................      (3,809)       --        (15,924)        --
Acquisition of ARCO Coal operations in
   1998 and the Ashland Coal merger in 1997 ......      39,674      20,015       13,625       88,841
Other-primarily actuarial (gain) loss ............      14,067       2,371       (9,378)      11,914
                                                     -----------------------------------------------
Benefit obligations at December 31 ...............   $ 139,433    $ 84,085    $ 335,823    $ 333,908
                                                     ===============================================


CHANGE IN PLAN ASSETS
Value of plan assets at January 1 ................   $  64,577    $ 45,929    $    --      $    --
Actual return on plan assets .....................      21,771       7,339         --           --
Employer contributions ...........................       8,346         499       13,224       10,442
Acquisition of ARCO Coal operations in
   1998 and the Ashland Coal merger in 1997 ......      41,142      13,579         --           --
Benefits paid ....................................      (8,562)     (2,769)     (13,224)     (10,442)
                                                     -----------------------------------------------
Value of plan assets at December 31 ..............   $ 127,274    $ 64,577    $    --      $    --
                                                     ===============================================


FUNDED STATUS OF THE PLANS
Accumulated obligations less plan assets .........   $  12,159    $ 19,508    $ 335,823    $ 333,908
Unrecognized actuarial gain (loss) ...............       6,920       3,451        6,918       (2,179)
Unrecognized net transition asset ................         887       1,085         --           --
Unrecognized prior service gain (cost) ...........       2,667        (879)      16,367        5,776
                                                     -----------------------------------------------
Net liability recognized .........................   $  22,633    $ 23,165    $ 359,108    $ 337,505
                                                     ===============================================

BALANCE SHEET LIABILITIES (ASSETS)
Prepaid benefit costs ............................   $  (1,092)   $   --      $    --      $    --
Accrued benefit liabilities ......................      23,725      23,165      359,108      337,505
                                                     -----------------------------------------------
Net liability recognized .........................   $  22,633    $ 23,165    $ 359,108    $ 337,505
                                                     ===============================================


The Company's primary defined benefit pension plan was amended January 1998 to a cash balance plan, which resulted in a $3.8 million gain. Changes in demographic information resulted in a $14.1 million actuarial loss for 1998. In addition, a January 1997 amendment to the postretirement benefit plan resulted in a $15.9 million gain. The gain resulted from the implementation of a defined dollar benefit cap which limits the Company's disbursements under the plan. The $9.4 million actuarial gain resulted from favorable claims experience compared to previous projections.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(in thousands of dollars except share and per share data)

                                                                Pension benefits       Other postretirement benefits
                                                            ---------------------------------------------------------------
                                                               1998         1997            1998            1997
---------------------------------------------------------------------------------------------------------------------------
Weighted Average Assumptions as of December 31
Discount rate.............................................   7.00%             7.25%         7.00%           7.25%
Rate of compensation increase.............................   4.75%             5.00%          N/A             N/A
Expected return on plan assets............................   9.00%             9.00%          N/A             N/A
Health care cost trend on covered charges.................    N/A               N/A           4.5%        6.0% in 1998;
 ..........................................................                                                5.0% thereafter


     The following table details the components of pension and other postretirement benefit costs.


                                                   Pension benefits               Other postretirement benefits
                                          -------------------------------------------------------------------------
                                             1998         1997        1996         1998         1997       1996
-------------------------------------------------------------------------------------------------------------------
Service cost............................   $5,841      $  2,788      $2,295    $   3,715     $  3,717     $   2,246
Interest cost...........................    8,137         4,970       4,051       23,101       19,546        15,648
Expected return on plan assets..........   (7,521)       (4,391)     (3,520)         --           --           --
Other amortization and deferral.........      790          (503)        642       (2,884)      (2,573)       (1,527)
                                           ------------------------------------------------------------------------
                                           $7,247      $  2,864      $3,468      $23,932      $20,690       $16,367
                                           ========================================================================


The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point each year would increase the accumulated postretirement obligation as of December 31, 1998 by $48.0 million, or 14.3%, and the net periodic postretirement benefit cost for 1998 by $4.2 million, or 20.0%.


Multiemployer Pension and Benefit Plans

Under the labor contract with the United Mine Workers of America ("UMWA"), the Company made payments of $1.3 million, $2.0 million and $1.9 million in 1998, 1997 and 1996, respectively, into a multiemployer defined benefit pension plan trust established for the benefit of union employees. Payments are based on hours worked and are expensed as paid. Under the Multiemployer Pension Plan Amendments Act of 1980, a contributor to a multiemployer pension plan may be liable, under certain circumstances, for its proportionate share of the plan's unfunded vested benefits (withdrawal liability). The Company has estimated its share of such amount to be $53.4 million at December 31, 1998. The Company is not aware of any circumstances which would require it to reflect its share of unfunded vested pension benefits in its financial statements.

     The Coal Industry Retiree Health Benefit Act of 1992 ("Benefit Act") provides for the funding of medical and death benefits for certain retired members of the UMWA through premiums to be paid by assigned operators (former employers), transfers of monies in 1993 and 1994 from an overfunded pension trust established for the benefit of retired UMWA members, and transfers from the Abandoned Mine Lands Fund (funded by a federal tax on coal production) commencing in 1995. The Company treats its obligation under the Benefit Act as a participation in a multiemployer plan and recognizes expense as premiums are paid. The Company recognized $3.7 million in 1998, $3.9 million in 1997 and $2.8 million in 1996 in expense relative to premiums paid pursuant to the Benefit Act.

Other Plans

The Company sponsors savings plans which were established to assist eligible employees in providing for their future retirement needs. The Company's contributions to the plans were $6.8 million in 1998, $4.6 million in 1997 and $3.4 million in 1996.


11. CAPITAL STOCK

On April 4, 1997, the Company changed its capital stock whereby the number of authorized shares was increased to 100,000,000 common shares, the par value was changed to $.01 per share, and a common stock split of 338.0857-for-one was effected. All share and per share information reflect the stock split.

     On September 29, 1998, Arch Coal's Board of Directors authorized the Company to repurchase up to 2 million shares of Company common stock. The timing of the purchases and the number of shares to be purchased are dependent on market conditions. As of December 31, 1998, the Company has acquired 330,200 shares under the repurchase program at the average price of $17.08 per share.


12. STOCK INCENTIVE PLAN

On April 22, 1998, the stockholders ratified the adoption of the 1997 Stock Incentive Plan (the "Company Incentive Plan") reserving 6,000,000 shares of Arch Coal common stock for awards to officers and other selected key management employees of the Company. The Company Incentive Plan provides the Board of Directors with the flexibility to grant stock options, stock appreciation rights
(SARs), restricted stock, restricted stock units, performance stock, performance units, merit awards, phantom stock awards and rights to acquire stock through purchase under a stock purchase program ("Awards"). Stock options outstanding under the Ashland Coal stock incentive plans at the date of the merger were substituted for fully vested stock options in the Company Incentive Plan (and are exercisable on the same terms and conditions including per share exercise prices as were applicable to such options when granted.) Stock options generally become exercisable in full or in part one year from the date of grant and are granted at a price equal to 100% of the fair market value of the stock on the date of grant. SARs entitle employees to receive a payment equal to the appreciation in market value of the stated number of common shares from the SARs exercise price to the market value of the shares on the date of its exercise. Unexercised options and SARs' lapse 10 years after the date of grant. Restricted stock awards entitle employees to purchase shares at a nominal cost. Such awards entitle employees to vote shares acquired and to receive any dividends thereon, but such shares cannot be sold or transferred and are subject to forfeiture if employees terminate their employment prior to the prescribed period, which can be from one to five years. Merit awards are grants of stock without restriction and at a nominal cost. Performance share or unit awards can be earned by the recipient if the Company meets certain pre-established performance measures. Until earned, the performance awards are nontransferable, and when earned, performance awards are payable in cash, stock, or restricted stock as determined by the Board of Directors. Phantom stock awards are based on the appreciation of hypothetical underlying shares or the earnings performance of such shares and may be paid in cash or in shares. As of December 31, 1998, performance shares and stock options were the only type of Awards granted. As of December 31, 1998, 361,550 phantom performance

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollar except share and per share data)


shares had been granted and will be earned by participants based on Company performance for the years 1998 through 2001. Information regarding stock options under the Company Incentive Plan is as follows for the year ended December 31, 1998 and 1997:


                                                           1998                     1997
                                                   -------------------------------------------------
                                                                 Weighted                  Weighted
                                                      Common      Average    Common        Average
                                                      Shares       Price     Shares         Price
----------------------------------------------------------------------------------------------------
Options outstanding at January 1 .................      926      $   25.23     --         $    --
Issued in exchange for Ashland
   Coal stock options ............................     --             --        675           23.69
Granted ..........................................      360          22.88      300           27.88
Exercised ........................................      (48)         14.50      (49)          21.25
Canceled .........................................     (110)         25.88     --              --
                                                      -----                   -----
Options outstanding at December 31 ...............    1,128          24.86      926           25.23
                                                      =====                   =====
Options exercisable at December 31 ...............      600      $   25.04      626       $   23.88
Options available for grant at December 31 .......    4,413                   4,684


The Company applies APB 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for the Company Incentive Plan. Accordingly, no compensation expense has been recognized for the fixed stock option portion of the Company Incentive Plan. Had compensation expense for the fixed stock option portion of the Company Incentive Plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of FAS 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per common share would have been reduced to the pro forma amounts in the table below. The fair value of options granted in 1998 and 1997 was determined to be $2.3 million and $2.5 million, respectively, using the Black-Scholes option pricing model and the weighted average assumptions noted below. For purposes of these pro forma disclosures, the estimated fair value of the options is recognized as compensation expense over the options' vesting period. The stock options granted in 1998 and 1997 vest ratably over three years.

                                                                  1998         1997
---------------------------------------------------------------------------------------
Pro Forma
     Net income (in millions) ...............................   $   29.3     $   30.1
     Basic and diluted earnings per share ...................   $     .74    $     .98
                                                                ----------   ---------
Weighted average fair value per share of options granted ....   $    7.22    $    8.36
                                                                ----------   ---------
Assumptions (weighted average)
     Risk-free interest rate ................................        6.0%         6.3%
     Expected dividend yield ................................        2.0%         2.0%
     Expected volatility ....................................       31.8%        29.0%
     Expected life (in years) ...............................        5.0          5.0

The pro forma effect on net income for 1998 and 1997 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants issued prior to 1996.

     Exercise prices for options outstanding as of December 31, 1998, range from $17.25 to $34.375, and the weighted average remaining contractual life at that date was 7.2 years. The table below shows pertinent information on options outstanding at December 31, 1998, priced below $25 per share and priced at $25 per share or more:

                                                                       Option Exercise Price
                                                                      ------------------------
                                                                       Below $25  $25 or More
----------------------------------------------------------------------------------------------
Options outstanding (in thousands) ..................................       607       521
Weighted-average exercise price .....................................   $ 22.20   $ 27.96
Weighted-average remaining contractual life (in years) ..............       7.4       6.9
Options currently exercisable (in thousands) ........................       264       336
Weighted-average exercise price of options currently exercisable ....   $ 21.33   $ 28.01


13. MERGER RELATED EXPENSES AND CHANGES IN ESTIMATES

During 1997, in connection with the Ashland Coal merger, the Company recorded a one-time charge of $39.1 million (before tax) or $23.8 million (after tax) comprised of termination benefits and relocation costs of $8.1 million and costs of $31.0 million associated with the idling of duplicate facilities. The $8.1 million costs arising from the termination benefits and relocation costs have been paid. The $31.0 million costs associated with the idling of duplicate facilities reduced the book value of the duplicate facilities. A portion of this charge related to Big Sandy Terminal. As a result of a change in management strategy related to the Big Sandy Terminal, the assets were sold in 1998 for a pre-tax gain of $7.5 million.

     During 1996, the Company reduced the estimated useful lives of certain long-lived assets (primarily related to life-of-mine assets including preparation plants and beltlines) for depreciation and amortization purposes. These changes in estimates were primarily due to increased productivities and reductions in recoverable reserves. As a result, an additional $11.3 million (after-tax impact of $6.9 million or $.33 per share) of depreciation and amortization expense was recorded in cost of coal sales. The assets included a preparation plant that had an original life of 16 years that was adjusted to 7.5 years, a preparation plant and beltline related to a surface mine that carried an original life of 20 years that was adjusted to 17 years and deferred mine development for a surface mine with an original life of 5 years adjusted to 4 years.


14. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company places its cash equivalents in investment-grade short-term investments and limits the amount of credit exposure to any one commercial issuer.

     The Company markets its coal principally to electric utilities in the United States. As of December 31, 1998 and 1997, accounts receivable from electric utilities located in the United States totaled $152.1 million and $102.8 million, respectively. Generally, credit is extended based on an evaluation of the customer's financial condition, and collateral is not generally required. Credit losses are provided for in the financial statements and historically have been minimal.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollars except share and per share data)


     The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on indices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer. Sales (including spot sales) to major customers were as follows:


                          1998       1997       1996
                        ------------------------------
AEP .................   $195,682   $129,981   $ 86,756
Southern Company ....    170,452    187,800    147,567


15. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per common share:


                                                                           1998       1997      1996
                                                                        -----------------------------
Numerator:
     Income before extraordinary item .............................     $ 31,501    $30,281   $33,020
     Extraordinary item ...........................................       (1,488)        --        --
                                                                        -----------------------------
     Net income ...................................................     $ 30,013    $30,281   $33,020
                                                                        =============================
Denominator:
     Weighted average shares-denominator for basic ................       39,626     30,374    20,948
     Dilutive effect of employee stock options ....................           25         34        --
                                                                        -----------------------------
     Adjusted weighted average shares-denominator for diluted             39,651     30,408    20,948
                                                                        =============================
Basic and diluted earnings per common share before
     extraordinary item ...........................................     $    .79    $  1.00   $  1.58
                                                                        =============================
Basic and diluted earnings per common share .......................     $    .76    $  1.00   $  1.58
                                                                        =============================


16. SALE AND LEASEBACK

On January 29, 1998, the Company sold mining equipment for approximately $74.2 million and leased back the equipment under an operating lease with a term of three years. This included the sale and leaseback of equipment purchased under an existing operating lease that expired on the same day. The proceeds of the sale were used to purchase the equipment under the expired lease for $28.3 million and to pay down debt. At the end of the lease term, the Company has the option to renew the lease for two additional one-year periods or purchase the equipment for approximately $51.1 million. Alternatively, the equipment may be sold to a third party. In the event of such a sale, the Company will be required to make a payment to the lessor in the event, and to the extent, that the proceeds are below $40.0 million. The gain on the sale and leaseback of $10.7 million was deferred and is being amortized over the base term of the lease as a reduction of rental expense.


17. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company receives certain services and purchases fuel, oil and other products on a competitive basis from subsidiaries of Ashland Inc., which totaled $7.2 million in 1998, $4.7 million in 1997 and $3.8 million in 1996. At December 31, 1998, Ashland Inc. owns approximately 55% of the Company's outstanding shares of common stock. Management believes that charges between the Company and Ashland Inc. for services and purchases were concluded on terms equivalent to those prevailing among unaffiliated parties.

     As described in Note 1, the Company has a 65% ownership interest in Canyon Fuel which is accounted for on the equity method. The Company receives administration and production fees from Canyon Fuel for managing the Canyon Fuel operations. The fees recognized as other income for the Company and as expense by Canyon Fuel for the year ended December 31, 1998 were $4.1 million.

18. COMMITMENTS AND CONTINGENCIES

The Company leases equipment, land and various other properties under noncancelable long-term leases, expiring at various dates. Rental expense related to these operating leases amounted to $31.4 million in 1998, $14.9 million in 1997 and $8.5 million in 1996. The Company has also entered into various noncancelable royalty lease agreements and federal lease bonus payments under which future minimum payments are due. On October 1, 1998, the Company was the successful bidder in a federal auction of certain mining rights in the 3,546-acre Thundercloud tract in the Powder River Basin of Wyoming. The Company's lease bonus bid amounted to $158 million for the tract, of which $31.6 million was paid on October 1, 1998 (the remaining lease bonus payments are reflected below under the caption "Royalties"). The tract contains approximately 412 million tons of demonstrated coal reserves and is contiguous with the Company's Black Thunder mine. Geological surveys performed by outside consultants indicate that there are sufficient reserves relative to these properties to permit recovery of the Company's investment.

     Minimum payments due in future years under these agreements in effect at December 31, 1998 are as follows:

                                Leases           Royalties
----------------------------------------------------------
1999 .....................    $  31,975         $  62,375
2000 .....................       28,092            62,151
2001 .....................       22,311            61,809
2002 .....................       16,726            61,589
2003 .....................        8,284            30,282
Thereafter ...............       10,564           225,824
                               --------------------------
                               $117,952          $504,030
                               ==========================



The Company is a party to numerous claims and lawsuits with respect to various matters. The Company provides for costs related to contingencies when a loss is probable and the amount is reasonably determinable. As of December 31, 1998, the Company estimates that its probable aggregate loss as a result of such claims is $3.8 million (included in other noncurrent liabilities) and believes that probable insurance recoveries of $.9 million (included in other assets) related to these claims will be realized. The Company estimates that its reasonably possible aggregate losses from all currently pending litigation could be as much as $.4 million (before tax) in excess of the probable loss previously recognized. However, the Company believes it is probable that substantially all of such losses, if any occur, will be insured. After conferring with counsel, it is the opinion of management that the ultimate resolution of these claims, to the extent not previously provided for, will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

     A customer of the Company has informed the Company that one of the customer's power plants will no longer provide baseload capacity to a public utility and instead will be used to provide peak demand only. As a result, the plant will require substantially less coal under the customer's existing above-market contract with the Company. The Company has filed a civil action in Federal District Court in the Southern District of West Virginia alleging breach of contract and other causes of action against the customer in respect of the customer's failure to comply with the terms of this contract. On July 17, 1998 the court granted the customer's motion to stay the lawsuit pending arbitration. As of December 31, 1998, the carrying amount of acquisition costs allocated to this coal supply contract amounts to approximately $13.7 million. The Company currently expects that it will recover the carrying amount of this asset, however, the ultimate outcome of this matter is uncertain.

     The Company holds a 17.5% general partnership interest in Dominion Terminal Associates ("DTA"), which operates a ground storage-to-vessel coal transloading facility in Newport News, Virginia. DTA leases the facility from Peninsula Ports Authority of Virginia ("PPAV") for amounts sufficient to meet debt-service requirements. Financing is provided through $132.8 million of tax-exempt bonds issued by PPAV which mature July 1, 2016. Under the terms of a throughput and handling agreement with DTA, each partner is charged its share of cash operating and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollars except share and pe share data)


debt-service costs in exchange for the right to use its share of the facility's loading capacity and is required to make periodic cash advances to DTA to fund such costs. On a cumulative basis, costs exceeded cash advances by $9.2 million at December 31, 1998 (included in other noncurrent liabilities). Future payments for fixed operating costs and debt service are estimated to approximate $3.3 million annually through 2015 and $26.0 million in 2016.

19. CASH FLOW

The changes in operating assets and liabilities as shown in the consolidated statements of cash flows are comprised of the following:


                                                                                1998        1997        1996
                                                                            --------------------------------
Decrease (increase) in operating assets:
     Receivables .....................................................      $(35,464)   $(12,179)    $10,857
     Inventories .....................................................         6,723      16,323       4,024
Increase (decrease) in operating liabilities:
     Accounts payable and accrued expenses ...........................        30,229       5,403      (7,464)
     Income taxes ....................................................       (35,057)    (27,448)     (1,145)
     Accrued postretirement benefits other than pension ..............         6,813       7,437       4,566
     Accrued reclamation and mine closure ............................         1,936      (9,370)    (10,492)
     Accrued workers' compensation ...................................           149      (9,008)       (897)
                                                                            --------------------------------
Changes in operating assets and liabilities ..........................      $(24,671)   $(28,842)   $   (551)
                                                                            ================================


20. ACCOUNTING DEVELOPMENT

In June 1998, the Financial Accounting Standards Board issued FAS 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. FAS 133 permits early adoption as of the beginning of any fiscal quarter after its issuance. FAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what effect FAS 133 will have on the earnings and financial position of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollars except share and per share data)


21. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly financial data for 1998 and 1997 is summarized below:


                                                                  March 31     June 30      Sept. 30        Dec. 31
                                                                 ----------------------------------------------------
1998:
     Coal sales, equity income and other revenues .............   $312,564(1)   $353,238   $ 424,123(2)    $415,710
     Income from operations ...................................     22,359        27,450      23,909         14,129(3)
     Income before extraordinary item .........................     15,821        14,999         544            137
     Net income ...............................................     15,821        13,511         544            137
     Basic and diluted earnings per
          common share before extraordinary item(5) ...........       0.40          0.38        0.01           0.00
     Basic and diluted earnings per common share(5) ...........       0.40          0.34        0.01           0.00

1997:
     Coal sales and other revenues ............................   $198,461      $196,425   $ 329,475       $342,514
     Income (loss) from operations ............................     16,314        16,296     (20,468)(4)     29,740
     Net income(loss) .........................................     10,420        11,732     (13,001)        21,130
     Basic and diluted earnings (loss) per common share(5) ....       0.50          0.56       (0.33)          0.53



(1) During the first quarter of 1998, the Company recorded gains on the sale of surplus land totaling $7.9 million.
(2) During the third quarter of 1998, the Company sold idle assets and reserves in Eastern Kentucky for a gain of $18.5 million.
(3) During the fourth quarter of 1998, the Company sold its idle Big Sandy Terminal for a gain of $7.5 million. This was partially offset by a net unfavorable adjustment of $4.9 million associated with the Company's routine, periodic review of reclamation accruals.
(4) During the third quarter of 1997, the Company recorded a $39.1 million charge in connection with the Ashland Coal merger comprised of termination benefits, relocation costs and costs associated with the idling of duplicate facilities.
(5) The sum of the quarterly earnings per common share amounts may not equal earnings per common share for the full year because per share amounts are computed independently for each quarter and for the year based on the weighted average number of common shares outstanding during each period.

SELECTED FINANCIAL INFORMATION(1)

                                                                        Years Ended December 31,
                                                         ----------------------------------------------------------------
(In thousands, except per share data)                      1998(2,3)      1997(4,5)       1996     1995(6,7)      1994
                                                         ----------------------------------------------------------------
Income Statement Data:
Coal sales, equity income and other revenues ..........   $ 1,505,635    $ 1,066,875    $780,621   $ 737,838    $785,287
Costs and expenses:
     Cost of coal sales ...............................     1,313,400        916,802     669,295     657,529     648,091
     Selling, general and administrative expenses .....        44,767         28,885      20,435      19,680      21,758
     Amortization of coal supply agreements ...........        34,551         18,063      12,604      13,374      15,346
     Merger-related expenses ..........................          --           39,132        --          --          --
     Write-down of impaired assets ....................          --             --          --        10,241        --
     Restructuring expenses ...........................          --             --          --         8,250        --
     Other expenses ...................................        25,070         22,111      22,175      18,739      35,150
                                                          --------------------------------------------------------------
Income from operations ................................        87,847         41,882      56,112      10,025      64,942
Interest expense, net .................................        61,446         17,101      17,592      22,962      21,582
Provision (benefit) for income taxes ..................        (5,100)        (5,500)      5,500      (1,900)      8,200
                                                          --------------------------------------------------------------
Income (loss) before extraordinary item ...............        31,501         30,281      33,020     (11,037)     35,160
Extraordinary item ....................................        (1,488)          --          --          --          --
                                                          --------------------------------------------------------------
Net income (loss) .....................................   $    30,013    $    30,281    $ 33,020   $ (11,037)   $ 35,160
                                                          ==============================================================
Balance Sheet Data:
Total assets ..........................................   $ 2,918,220    $ 1,656,324    $885,521   $ 940,768    $993,361
Working capital .......................................        20,176         40,904      33,166      40,077      27,512
Long-term debt, less current maturities ...............     1,309,087        248,425     212,695     274,314     308,166
Other long-term obligations ...........................       657,759        594,127     421,754     429,993     413,209
Stockholders' equity ..................................       618,216        611,498     130,626     113,692     131,426
Common Stock Data:
Basic and diluted earnings (loss) per
     common share before extraordinary item ...........   $      0.79    $      1.00    $   1.58   $   (0.53)   $   1.68
Basic and diluted earnings (loss) per common share ....   $      0.76    $      1.00    $   1.58   $   (0.53)   $   1.68
Dividends per share ...................................   $       .46    $      .445    $    .38   $     .32    $   --
Shares outstanding at year-end ........................        39,372         39,658      20,948      20,948      20,948
Cash Flow Data:
Cash provided by operating activities .................   $   188,023    $   190,263    $138,471   $  98,159    $ 81,273
Depreciation, depletion and amortization ..............       204,307        143,632     114,703     100,101      99,431
Purchases of property, plant and equipment ............       141,737         77,309      62,490      80,347      96,717
Dividend payments .....................................        18,266         13,630       8,000       6,697        --
EBITDA(8) .............................................       313,500        224,646     170,815     128,617     164,373
Operating Data:
Tons sold .............................................        81,098         40,525      29,443      26,742      27,898
Tons produced .........................................        75,817         36,698      26,887      25,562      27,383
Tons purchased from third parties .....................         4,997          2,906       2,062       1,218       1,190

SELECTED FINANCIAL INFORMATION(1)


(1) Certain amounts for years prior to 1998 have been reclassified to conform with the 1998 classifications with no effect on previously reported net income (loss) or stockholders' equity.

(2) Information for 1998 reflects the acquisition of Atlantic Richfield Company's domestic coal operations on June 1, 1998. As a result of the refinancing of Company debt resulting from the acquisition, the Company incurred an extraordinary charge of $1.5 million (net of a tax benefit) related to the early extinguishment of debt which existed prior to the acquisition.

(3) Income from operations for 1998 reflects pre-tax gains of $41.8 million from the disposition of assets including $18.5 million and $7.5 million on the sale of certain assets and property in eastern Kentucky and the sale of the Company's idle Big Sandy Terminal, respectively.

(4)  Information for 1997 reflects the merger with Ashland Coal on July 1, 1997.

(5) Income from operations for 1997 reflects a $39.1 million charge in connection with the Ashland Coal merger comprised of termination benefits, relocation costs and costs associated with the idling of duplicate facilities.

(6) Income from operations for 1995 reflects charges of $18.5 million for restructuring and asset write-downs.

(7) On July 31, 1995, the Company sold its timber rights to approximately 100,000 acres of property in the eastern United States for a gain of $8.4 million.

(8) EBITDA is defined as income from operations before the effect of changes in accounting principles and extraordinary items, merger-related costs and unusual items (Notes 2, 5 and 6 above), net interest expense, income taxes, depreciation, depletion and amortization for Arch Coal, its subsidiaries and its ownership percentage in its equity investments. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA should not be considered in isolation or as an alternative to net income, operating income, cash flows from operations or as a measure of a company's profitability, liquidity or performance under generally accepted accounting principles. This measure of EBITDA may not be comparable to similar measures reported by other companies, or EBITDA may be computed differently by the Company in different contexts (i.e., public reporting versus computations under financing arrangements).

                            STOCKHOLDER INFORMATION


COMMON STOCK

Arch Coal's Common Stock is listed and traded on the New York Stock Exchange and also has unlisted trading privileges on the Chicago Stock Exchange. The ticker symbol is ACI.

                                              Quarter Ended*
                              -----------------------------------------------
                              March 31      June 30     Sept. 30      Dec. 31
                                  1997         1997         1997         1997
-----------------------------------------------------------------------------
Dividends per common share     $  .108     $   .108     $   .115     $   .115
High                                                    $ 30 3/8     $30 5/16
Low                                                     $ 27 1/8     $ 24 5/8
Close                                                   $28 9/16     $ 27 3/8

                                              Quarter Ended
                              -----------------------------------------------
                              March 31      June 30     Sept. 30      Dec. 31
                                  1998         1998         1998         1998
-----------------------------------------------------------------------------
Dividends per common share     $  .115     $   .115     $   .115     $   .115
High                           $29         $27 7/16     $ 25         $ 19 1/2
Low                            $25 1/4     $ 23 1/4     $ 14 1/2     $14 7/16
Close                          $27         $ 24 7/8     $ 14 7/8     $ 17 1/8


* Arch Coal stock began trading publicly on July 1, 1997.

On February 19, 1999, Arch Coal's common stock closed at $10.25 on the New York Stock Exchange. At that date, there were 817 holders of record of Arch Coal's common stock.

DIVIDENDS

In 1998, Arch Coal paid dividends totaling $18.3 million, or $.46 per share, on its outstanding shares of common stock. In 1997, Arch Coal paid dividends totaling $13.6 million, or $.445 per share, on its outstanding shares of common stock. (Arch Coal stock began trading publicly on July 1, 1997). Arch Coal expects to continue paying regular cash dividends, although there is no assurance as to the amount or payment of dividends in the future because they are dependent on Arch Coal's future earnings, capital requirements and financial condition.