Form 10-K405, Exhibit 13
period 1999-12-31
ARCH COAL INC
filed 2000-03-17
CIK 1037676

Financial Review

MANAGEMENT'S DISCUSSION AND ANALYSIS.............  26
REPORT OF INDEPENDENT AUDITORS...................  46
REPORT OF MANAGEMENT.............................  47
CONSOLIDATED STATEMENTS OF OPERATIONS............  48
CONSOLIDATED BALANCE SHEETS......................  49
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY..  50
CONSOLIDATED STATEMENTS OF CASH FLOWS............  51
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.......  52
SELECTED FINANCIAL INFORMATION...................  73
DIRECTORS AND OFFICERS...........................  75
STOCKHOLDER INFORMATION..........................  76

Management's Discussion and Analysis


This annual report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements in the "Outlook" and "Liquidity and Capital Resources" sections below. Words such as "anticipates," "believes," "estimates," "expects," "is likely," "predicts," "may" and variations of such words and similar expressions are intended to identify such forward-looking statements. Although the Company believes that its expectations are based on reasonable assumptions, it cannot assure that the expectations contained in such statements will be achieved. Important factors which could cause actual results to differ materially from those contained in such statements are discussed in the "Contingencies" and "Certain Trends and Uncertainties" sections below.

RESULTS OF OPERATIONS

Ashland Coal, Inc. ("Ashland Coal") merged with Arch Mineral Corporation effective July 1, 1997 (the "Ashland Coal merger") to form Arch Coal, Inc. (the "Company"). The Company acquired the U.S. coal operations of Atlantic Richfield Company (the "Arch Western operations") effective June 1, 1998 (the "Arch Western transaction"). Results of operations do not include activity of Ashland Coal or the Arch Western operations prior to the effective dates of these transactions. Accordingly, the Company's results of operations for 1999, 1998 and 1997 are not directly comparable.

1999 Compared to 1998

The Company incurred a net loss in 1999 of $346.3 million compared to net income of $30.0 million in 1998. Current year results include operating results of the Arch Western operations for the entire year, whereas the prior year only includes results of the Arch Western operations from June 1, 1998, including a 65% share of Canyon Fuel Company, LLC ("Canyon Fuel") income, net of purchase accounting adjustments.

Results of operations for 1999 include various one-time charges which are detailed below.

  During the fourth quarter of 1999, the Company determined that significant changes were necessary in the manner and extent in which certain central Appalachia coal assets would be deployed. The anticipated changes were determined during the Company's annual planning process and were necessitated by the adverse legal and regulatory rulings related to surface mining techniques (see additional discussion in the "Contingencies--Legal Contingencies--Dal-Tex Litigation" section of this report) as well as the continued negative pricing trends related to central Appalachia coal production experienced by the Company. As a result of the planned changes in the deployment of its long-lived assets in the central Appalachia region and pursuant to FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, the Company evaluated the recoverability of its active mining operations and its coal reserves for which no future mining plans exist. This evaluation indicated that the future undiscounted cash flows of three mining operations, Dal-Tex, Hobet 21 and Coal-Mac, and certain coal reserves with no future mining plans were below the carrying value of such long-lived assets. Accordingly, during the fourth quarter of 1999, the Company adjusted the operating assets and coal reserves to their estimated fair value of approximately $99.7 million, resulting in a non-cash impairment charge of $364.6 million (including $50.6 million relating to operating assets and $314.0 million relating to coal reserves). The estimated fair value for the three mining operations was based on anticipated future cash flows discounted at a rate commensurate with the risk involved. The cash flow assumptions used in this determination are consistent with the Company's future plans for those operations and consider the impact of inflation on coal prices and operating costs which are expected to offset each other. The estimated fair

                                                Arch Coal, Inc. and Subsidiaries


value for the coal reserves with no future mining plans was based upon the fair value of these properties to be derived from subleased operations. Management does not expect the impairment charge to have a material impact on the operating results of the Company in any future period.

  During the current year, the Company also recorded pre-tax charges totaling $23.1 million related to (i) the restructuring of its administrative workforce;
(ii) the closure of its Dal-Tex mine in West Virginia due to permitting problems; and (iii) the closure of several mines in Kentucky and the one remaining underground mine in Illinois due to depressed coal prices, which was caused in part by increased competition from western coal mines. Of the $23.1 million charge, $20.3 million was recorded in cost of coal sales, $2.3 million was recorded in selling, general and administrative expenses and $.5 million was recorded in other expenses in the consolidated statements of operations. The following are the components of severance and other exit costs included in the restructuring charge along with related 1999 activity:

                                                                 Balance at
                                   1999         Utilized in    December 31,
(in thousands)                   Charge                1999            1999
---------------------------------------------------------------------------
Employee costs..........         $7,354             $   704          $6,650
Obligations for
  non-cancelable
  lease payments........          9,858                 484           9,374
Reclamation
  liabilities...........          3,667               1,200           2,467
Depreciation
  acceleration..........          2,172               2,172              --
                          -------------------------------------------------
                                $23,051              $4,560         $18,491
                          -------------------------------------------------


Except for the charge related to depreciation acceleration, all of the 1999 restructuring charge will require the Company to use cash. Also, the Company expects to utilize the balance of the amounts reserved for employee costs in 2000, while the obligations for non-cancelable lease payments and reclamation liabilities will be utilized in future periods as lease payments are made and reclamation procedures are performed.

  During 1999, the Company also recorded a $112.3 million valuation allowance for a portion of its deferred tax assets that management believes, more likely than not, will not be realized. These deferred tax assets include a portion of the alternative minimum tax credits and some of the deductible temporary differences that will likely not be realized at the maximum effective tax rate. The valuation allowance has been recorded in the benefit for income taxes line item in the consolidated statements of operations.

  Effective January 1, 1999, the Company changed its method of depreciation on preparation plants and loadouts from a straight-line basis to a units-of-production basis, which is based upon units produced, subject to a minimum level of depreciation. These assets are usage-based assets and their economic lives are typically based and measured on coal throughput. The Company believes the units-of-production method is preferable to the method previously used because the new method recognizes that depreciation of this equipment is related substantially to physical wear due to usage as well as the passage of time. This method, therefore, more appropriately matches production costs over the lives of the preparation plants and loadouts with coal sales revenue and results in a more accurate allocation of the cost of the physical assets to the periods in which the assets are consumed. The cumulative effect of applying the new method for years prior to 1999 is an increase to income of $3.8 million net-of-tax ($6.3 million pre-tax) reported as a cumulative effect of accounting change in the consolidated statement of operations for 1999.

  Total revenues increased in 1999 from 1998 by 4.1% primarily as a result of the inclusion of a full year of operating results from the Arch Western operations compared to only seven months of operating results from the Arch Western operations in 1998. Revenues were also favorably impacted by increased production and

Management's Discussion and Analysis


sales at the Company's Samples mine. The increase was partially offset by reduced production and sales at the Company's Dal-Tex and Wylo operations, both located in central Appalachia, and the Company's Arch of Illinois surface operation. The Wylo and Arch of Illinois surface operations ceased production in December 1999 and June 1998, respectively, due to the depletion of their recoverable coal reserves. As planned, the Company idled the Dal-Tex operation on July 23, 1999 due to a delay in obtaining new mining permits which resulted from legal action in the U.S. District Court for the Southern District of West Virginia (the "Dal-Tex Litigation") (see additional discussion in the "Contingencies--Legal Contingencies--Dal-Tex Litigation" section of this report). On a per-ton-sold basis, the Company's average selling price decreased by $4.03, primarily because of the inclusion of the Arch Western operations for all of 1999 compared to only seven months during 1998. Western coal has a significantly lower average sales price than that provided from the Company's eastern coal operations, due in part to the lower Btu content of Powder River Basin coal.

  Excluding the one-time charges discussed above, income from operations decreased $27.2 million despite the inclusion of the Arch Western operations for the entire year compared to only seven months in 1998. Net gains on the disposition of assets were $7.5 million in 1999 compared to $41.5 million in 1998. The gain in 1998 included a pre-tax gain of $18.5 million on the sale of certain idle properties in eastern Kentucky and a pre-tax gain of $7.5 million on the sale of the Company's idle Big Sandy Terminal. The operating results in 1999 also include pre-tax gains of $5.0 million related to settlements with various suppliers. Operating results in 1999 were negatively affected by production shortfalls, deterioration of mining conditions and resulting lower operating income from the Company's idled Dal-Tex mine complex. Operating results were also negatively affected in 1999 at Mingo Logan, where, despite another strong year from the Company's longwall operation (Mountaineer Mine) which contributed $46.6 million of income to the Company's results of operations, results were significantly below the $77.8 million contributed to income from operations in 1998. The decrease was primarily caused by depressed coal prices, generally less favorable mining conditions and increased mine development expenses associated with the start-up of the Alma seam during 1999. During the first half of 1999, the Company continued to experience production shortfalls and operating challenges at its Black Thunder Mine in Wyoming due to geologic, water drainage and sequencing problems. The negative impacts discussed above were partially offset by lower operating losses in 1999 at the Arch of Kentucky operation compared to 1998. The Arch of Kentucky operation shut-down in January of 1998. Results during 1998 were impacted by the costs associated with the shut-down of that operation.

  Selling, general and administrative expenses increased $1.6 million primarily due to the inclusion of the Arch Western operations for the entire year compared to only seven months in 1998, the restructuring charge (see discussion above) and additional legal and other expenses related to surface-mining issues in West Virginia.

  Sales contract amortization increased $2.0 million primarily from the inclusion of a full year of the Arch Western operations compared to seven months in 1998.

  Interest expense increased $27.9 million due to the increase in debt associated with the June 1998 Arch Western transaction.

  The income tax benefit recorded in 1999 resulted from the generation of the pre-tax loss (primarily attributable to the asset impairment and restructuring charges) offset by the valuation allowance recorded against the Company's deferred tax assets. Management believes that taxable income will be generated by the Company in future periods that is consistent with his-

                                                Arch Coal, Inc. and Subsidiaries

torical income levels and will, more likely than not, permit the realization of the remaining net deferred tax assets at December 31, 1999. The Company's effective tax rate is sensitive to changes in annual profitability and percentage depletion.

  EBITDA (income (loss) from operations before the effect of changes in accounting principles and extraordinary items; merger-related costs, unusual items, asset impairment and restructuring charges; net interest expense; income taxes; depreciation, depletion and amortization of Arch Coal, its subsidiaries and its ownership percentage in its equity investments) was $325.9 million for 1999 compared to $313.5 million for 1998. The increase in EBITDA is primarily attributable to the additional sales that resulted from the inclusion of an entire year of Arch Western compared to only seven months in 1998. EBITDA is a widely accepted financial indicator of a company's ability to incur and service debt, but EBITDA should not be considered in isolation or as an alternative to net income, operating income, or cash flows from operations or as a measure of a company's profitability, liquidity or performance under generally accepted accounting principles. The Company's method of computing EBITDA also may not be the same method used to compute similar measures reported by other companies, or EBITDA may be computed differently by the Company in different contexts (e.g., public reporting versus computations under financing agreements).

1998 Compared to 1997

Net income for 1998 was $30.0 million compared to $30.3 million for 1997. The 1998 results include a full year of operating results from the former Ashland Coal operations, whereas 1997 included only six months of results from those operations. In addition, 1998 includes results of the Arch Western operations from June 1, 1998, including a 65% share of Canyon Fuel income, net of purchase accounting adjustments.

  Total revenues increased 41% as a result of the inclusion of a full year of results from the former Ashland Coal operations in 1998 and seven months of operating results from the Arch Western operations, including income from the Company's equity investment in Canyon Fuel. On a per-ton-sold basis, however, the Company's average selling price decreased by $7.93, primarily because of the inclusion of the Arch Western operations. Western coal has a significantly lower average sales price than that provided from the Company's eastern coal operations, due in part to the lower Btu content of Powder River Basin coal. Selling prices were also affected by adverse market conditions in certain western U.S. and export markets, as well as by reduced seasonal demand caused by unusually warm winter weather.

  Net income for 1998 approximated that for 1997 despite the Arch Western transaction and the inclusion of a full year of results from the former Ashland Coal operations. Operating results were favorably impacted in 1998 by increased production from the Company's Mingo Logan longwall operation (Mountaineer Mine). This positive result was offset, in part, by production shortfalls, deterioration of mining conditions and resulting lower net income contributions from the Company's Dal-Tex and Hobet mining complexes in central Appalachia and the June 1998 closure of the Company's large surface operation in Illinois as a result of reserve depletion. In particular, as a result of the continued delay in receiving new mining permits because of the Dal-Tex Litigation, the Dal-Tex operation was forced to operate in less favorable mining areas with higher overburden ratios and lower productivity, resulting in higher production costs. The Company's 1998 results were also significantly impacted by operating difficulties at the Arch Western operations. The Company experienced production shortfalls and operating challenges at its Black Thunder mine in Wyoming due to geologic, water drainage and

Management's Discussion and Analysis


equipment sequencing problems and substantial transportation delays at its West Elk mine in Colorado. In addition, Canyon Fuel experienced difficult geologic conditions at its Skyline Mine. Other items adversely affecting 1998 results, as compared to 1997 results, included the expiration of an above-market-price long-term coal supply contract with Georgia Power in December 1997, reduced shipments under another above-market-price long-term coal supply contract in 1998, the completion in 1997 of $10.8 million annual accretion of a 1993 unrecognized net gain related to pneumoconiosis (black lung) liabilities, and a net increase in reclamation costs of $4.9 million in 1998 as compared to a benefit in 1997 of $4.4 million resulting from the Company's recosting of its reclamation liability. Operating results in 1998 include gains from the disposition of assets of $41.5 million compared to $4.8 million in 1997. The gain in 1998 includes pre-tax gains of $18.5 million on the sale of certain idle properties in eastern Kentucky and $7.5 million on the sale of the Company's idle Big Sandy Terminal. Results for 1997 were also affected by a one-time charge of $39.1 million ($23.8 million after-tax) related to the Ashland Coal merger.

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

  EBITDA was $313.5 million for 1998 compared to $224.6 million for 1997. The increase in EBITDA is primarily attributable to the additional sales that resulted from the Ashland Coal merger and the Arch Western transaction.

OUTLOOK

Ashland Distribution. Ashland Inc. ("Ashland"), which owns approximately 58% of the outstanding common stock of the Company, announced on March 16, 2000 that its Board of Directors has declared a taxable distribution of approximately 17.4 million of its 22.1 million shares of the Company's common stock. The distribution will be in the form of a taxable dividend, to be distributed on or around March 27, 2000 to Ashland's stockholders of record as of March 24, 2000. Ashland also confirmed that it plans to dispose of its remaining 4.7 million shares of the Company's common stock in a tax efficient manner after the distribution, subject to then-existing market conditions. There will be no impact on the operations of the Company as a result of the distribution by Ashland. Ashland first announced its interest in exploring strategic alternatives for its investment in the Company on June 22, 1999.

     West Virginia Operations. On October 20, 1999, the U.S. District Court for the Southern District of West Virginia permanently enjoined the West Virginia Division of Environmental Protection (the "West Virginia DEP") from issuing any new permits that authorize the construction of valley fills as part of coal mining operations. The West Virginia DEP complied with the injunction by issuing an order banning the issuance of nearly all new permits for valley fills and prohibiting the further advancement of nearly all existing fills. On October 29, 1999, the district court granted a stay of its injunction, pending the out-

                                                Arch Coal, Inc. and Subsidiaries


come of an appeal of the court's decision filed by the West Virginia DEP with the U.S. Court of Appeals for the Fourth Circuit. The West Virginia DEP rescinded its order in response to the stay granted by the court. It is impossible to predict the outcome of the West Virginia DEP's appeal to the Fourth Circuit. If, however, the district court's ruling is not overturned or if a legislative or other solution is not achieved, then the ability of the Company and other coal producers to mine coal in West Virginia would be seriously compromised.

  The injunction discussed above was entered as part of the litigation that caused the delay in obtaining mining permits for the Company's Dal-Tex operation (see additional discussion of this litigation in the "Contingencies--Legal Contingencies--Dal-Tex Litigation" section of this report). As a result of such delay, the Company idled its Dal-Tex mining operation on July 23, 1999. The Company remains hopeful that it can reopen the Dal-Tex operation after all necessary permits are obtained, which is not expected to occur until mid-2001 at the earliest. Reopening the mine is, however, contingent upon the district court's injunction being overturned or a legislative or other solution being achieved, as well as then-existing market conditions.

  West Elk Mine. The Company temporarily idled its West Elk underground mine in Gunnison County, Colorado, on January 28, 2000 following the detection of higher-than-normal levels of carbon monoxide in a portion of the mine. Higher-than-normal readings of carbon monoxide indicate that combustion is present somewhere within the affected portion of the mine. The Company has sealed the affected portion of the mine while it further isolates the affected area and determines the cause of and solutions to the problem. West Elk produced approximately 7.3 million tons of coal in 1999, employs approximately 300 people and generated approximately $13.1 million of the Company's total operating income in 1999. The Company does not believe the mine's closure will have a material long-term effect on the Company's financial condition, but it could have a material adverse effect on the Company's results of operations until the mine is reopened and fully operating. The Company expects the mine to incur after-tax losses of between $4 million and $6 million per month until normal operations can be resumed. The Company also expects a portion of these losses to be covered by business interruption insurance which will be received at some point in the future.

  Mine Closures. During 1999, in addition to idling the Dal-Tex mine as discussed above, the Company closed two surface mines in Kentucky and its last mining operation in the midwestern United States, the Conant underground mine in southern Illinois. The Kentucky surface mines are affiliated with the Coal-Mac operation and were closed as a result of its cost structure not being competitive in the current market. The Conant Mine was affiliated with the Arch of Illinois operation and was closed due to a lack of demand for the mine's high-sulfur coal. Demand for high-sulfur coal has declined rapidly as a result of the stringent Clean Air Act requirements that are driving a shift to low-sulfur coal. The Coal-Mac and the Arch of Illinois operations combined, produced 3.4 million tons of coal and had an operating loss of $12.4 million in 1999, which included a $6.0 million impairment charge at Coal-Mac and a combined restructuring charge of $5.7 million (discussed previously), offset by a $2.5 million gain on the sale of a dragline at the Illinois operation.

  Restructuring. As part of its corporate-wide effort to reduce costs, the Company streamlined the structure of its organization and as a result eliminated approximately 81 administrative jobs, 58 of which were corporate and the remainder of which were subsidiary positions. The elimination of jobs occurred through layoffs and attrition. The Company believes that the corporate-wide restructuring will likely reduce future operating

Management's Discussion and Analysis


costs by approximately $11 million a year compared to 1999.

  Tax Provision. During 1999, the Company recorded a $112.3 million valuation allowance for a portion of its deferred tax asset that management believes, more likely than not, will not be realized (see additional discussion in the "Results of Operations" section above). In analyzing its tax provision for 1999, the Company determined that as it relates to future income taxes, the Company does not anticipate recognizing all of its alternative minimum tax credit carry-forwards in the future and, as a result, expects to recognize part of the benefit of its deferred tax asset at the alternative minimum tax rate of approximately 24%.

  Coal Markets. Mild weather patterns over the last year, a depressed export coal market and excessive production capacity continue to depress coal prices. The Company does not believe that prices are likely to improve in the near term. Despite these conditions, the Company will continue to focus on solidifying its position in low-sulfur coal markets. With Phase II of the Clean Air Act taking effect on January 1, 2000, the Company believes that in the long term, compliance coal will command a premium in the marketplace, particularly in the Powder River Basin. Compliance coal is coal that meets the requirements of Phase II of the Clean Air Act without the use of expensive scrubbing technology. All of Arch's western coal production and approximately half of its eastern coal production is compliance quality.

  The Company's acquisition of the Arch Western operations on June 1, 1998 strongly positioned the Company in western compliance coal markets. The acquisition also helped solidify the Company's future as reserves of its other operations deplete, most notably Mingo Logan's Mountaineer Mine, which will deplete its long-wall-mineable reserves in 2002.

  The Company continues to develop its assets at the Arch Western operations, including the Black Thunder mine near Gillette, Wyoming. On March 12, 1999, the Company entered into an agreement to transfer ownership of a portion of the 412-million-ton Thundercloud federal coal lease (the "Thundercloud lease"), which is part of the Company's Black Thunder mine, to Kennecott Energy Company ("Kennecott Energy"). The reserves, located adjacent to the western border of Kennecott Energy's Jacobs Ranch mine, are estimated to contain 35 million tons of coal. In exchange for that portion of the lease, the Company received approximately $12 million along with baseline environmental data with respect to the Thundercloud lease. The environmental data has allowed the Company to expedite permitting of the property on which development is underway. In addition, the Black Thunder mine recently completed the construction of a fourth dragline.

  Chief Financial Objectives. Despite the ongoing challenges of the coal industry, the Company continues to believe that it is uniquely positioned to capitalize on growing demand for electricity, the deregulation of the electric utility industry and the ongoing shift to lower-sulfur coals. The Company will continue to take the necessary steps to realize the substantial potential of its assets and maximize shareholder value by focusing on its five chief financial objectives:
(i) aggressively paying down debt, (ii) further strengthening cash generation,
(iii) improving earnings, (iv) increasing productivity and (v) reducing costs throughout the Company.

LIQUIDITY AND CAPITAL RESOURCES

The following is a summary of cash provided by or used in each of the indicated types of activities during the past three years:

                                                Year Ended
                                               December 31,
                                  ---------------------------------------
(in thousands)                         1999            1998          1997
-------------------------------------------------------------------------
Cash provided by (used in)
Operating activities............. $ 279,963     $   188,023     $ 190,263
Investing activities.............   (84,358)     (1,271,371)      (80,009)
Financing activities.............  (219,736)      1,101,585      (114,793)

                                                Arch Coal, Inc. and Subsidiaries


Cash provided by operating activities increased in 1999 compared to 1998 primarily as a result of increased operating activity from the Arch Western transaction (which during 1999 was included for a full year compared to only seven months in 1998), including distributions from the Company's investment in Canyon Fuel. This increase was partially offset by increased interest payments resulting from increased borrowings associated with the Arch Western transaction and less favorable operating results in 1999 as discussed previously. The slight decrease in cash provided by operating activities from 1998 to 1997 was principally due to increased interest expense as a result of increased borrowings associated with the Arch Western transaction, and tax payments related to adjustments to income taxes payable in prior years. This slight decrease was mostly offset by increased operating activity resulting from the Arch Western transaction and distributions from the Company's investment in Canyon Fuel.

  A portion of the 1999 distributions from the Company's investment in Canyon Fuel resulted from Canyon Fuel amending its coal supply agreements with the Intermountain Power Agency's Intermountain Power Project ("IPA") during January 1999. Pursuant to the amended coal supply agreements, Canyon Fuel will supply coal to IPA through 2010 with a mutual option to extend the terms of the agreements to 2015 at a rate of approximately 2.2 million tons per year. The amended coal supply agreements were entered into in connection with the settlement of arbitration and litigation between Canyon Fuel and IPA. The members of Canyon Fuel also agreed to terminate certain indemnification rights, including indemnification rights relating to the IPA coal supply agreements, arising in connection with the December 1996 acquisition of Canyon Fuel from The Coastal Corporation, and the Company agreed to terminate certain indemnification rights relating to the IPA coal supply agreements under agreements relating to the Arch Western transaction. In the aggregate, the Company will receive $29.9 million over three years for termination of the indemnity rights. The proceeds from the termination of the indemnity rights will be used to repay debt and for other corporate purposes.

  The decrease in cash used for investing activities in 1999 compared to 1998 primarily resulted from the payment of $1.1 billion in cash in the Arch Western transaction. In addition, the Company amended another coal supply agreement during 1999 that was acquired in the Arch Western transaction. The amendment changed the contract terms from above-market to market-based pricing. As a result of the amendment, the Company received proceeds of $14.1 million (net of royalty and tax obligations) from the customer. The increase in cash used for investing activities in 1998 from the 1997 level primarily resulted from the payment of $1.1 billion in the Arch Western transaction. The Company's expenditures for property, plant and equipment were $98.7 million, $141.7 million and $77.3 million in 1999, 1998 and 1997, respectively. Capital expenditures are made to improve and replace existing mining equipment, expand existing mines, develop new mines and improve the overall efficiency of mining operations. Capital expenditures for 1998 included $31.6 million for the first of five federal lease bonus payments on the Thundercloud lease. The four remaining payments will be made in January of 2000 through 2003. The Company estimates that its capital expenditures (excluding acquisitions) may be as much as $105 million during 2000. It is anticipated that these capital expenditures will be funded by available cash and existing credit facilities.

  Cash used in financing activities principally reflects reductions in borrowings of $189.1 million in 1999. The Company was able to reduce debt from the higher amount of cash flow generated from operations. Cash provided by financing activities in 1998 reflects an increase in borrowings of $1.1 billion associated with the Arch Western transaction, net of associated debt repayment. The Company repaid approximately

Management's Discussion and Analysis


$35.7 million of senior notes concurrently with its borrowings to finance the Arch Western transaction. In addition, a January 1998 sale and leaseback of equipment resulted in proceeds of $45.4 million. Cash used in financing activities in 1997 principally reflects reductions in borrowings of $102.2 million. On September 29, 1998, the Company's Board of Directors authorized the Company to repurchase up to 2 million shares of Company common stock. The timing of the purchase and the number of shares to be purchased are dependent on market conditions. Under this authorization, 1.7 million shares had been acquired by the Company through December 31, 1999. The Company paid dividends of $17.6 million, $18.3 million and $13.6 million in 1999, 1998 and 1997, respectively. On February 24, 2000, Arch declared a quarterly dividend of 5.75 cents per share on the Company's common stock which represents a 50% reduction in the Company's 1999 quarterly dividends. The reduction is attributable to the Company's goal to aggressively pay down debt. The Company expects to continue paying regular cash dividends although, there is no assurance as to the amount or payment of dividends in the future because they are dependent on the Company's future earnings, capital requirements and financial condition.

  In connection with the Arch Western transaction, the Company entered into two new five-year credit facilities: a $675 million non-amortizing term loan in the name of Arch Western ("Arch Western credit facility"), the entity owning title to coal reserves and operating assets acquired in the Arch Western transaction, and a $900 million credit facility in the name of the Company ("Arch Coal credit facility"), including a $300 million fully amortizing term loan and a $600 million revolver. Borrowings under the Arch Coal credit facility were used to finance the acquisition of ARCO's Colorado and Utah coal operations, to pay related fees and expenses, to refinance existing corporate debt and for general corporate purposes. Borrowings under the Arch Western credit facility were used to fund a portion of a $700 million cash distribution by Arch Western to ARCO, which distribution occurred simultaneously with ARCO's contribution of its Wyoming coal operations and certain other assets to Arch Western. The $675 million term loan is secured by Arch Western's membership interests in its subsidiaries. The Arch Western credit facility is not guaranteed by the Company. The rate of interest on the borrowings under the agreements is, at the Company's option, the PNC Bank base rate or a rate based on LIBOR.

  The Company periodically establishes uncommitted lines of credit with banks. These agreements generally provide for short-term borrowings at market rates. At December 31, 1999, there were $65 million of such agreements in effect, under which no borrowings were outstanding.

  At December 31, 1999, as a result of the effect of the write-down of impaired assets and other restructuring costs, the Company did not comply with certain restrictive covenant requirements associated with the Company's credit facilities. The Company received an amendment to the credit facilities on January 21, 2000. These amendments contain, among other things, provisions for the payment of fees of .25% and an increase in the interest rate of .375% associated with the Company's term loan and the $600 million revolver. In addition, the amendments require the pledging of assets to collateralize the term loan and the $600 million revolver by May 20, 2000. The assets to be pledged are expected to include equity interests in wholly owned entities, certain real property interests, accounts receivable and inventory of the Company.

  The Company is exposed to market risk associated with interest rates. At December 31, 1999, debt included $1.175 billion of floating-rate debt which is, at the Company's option, the PNC Bank base rate or a rate based on LIBOR, and current market rates for bank lines of credit.

                                                Arch Coal, Inc. and Subsidiaries


To manage these exposures, the Company enters into interest-rate swap agreements to modify the interest characteristics of outstanding Company debt. At December 31, 1999, the Company had interest-rate swap agreements having a total notional value of $780.0 million. These swap agreements are used to convert variable-rate debt to fixed-rate debt. Under these swap agreements, the Company pays a weighted average fixed rate of 5.53% (before the credit spread over LIBOR) and is receiving a weighted average variable rate based upon 30-day and 90-day LIBOR. The remaining terms of the swap agreements at December 31, 1999 ranged from 32 to 56 months. All instruments are entered into for other than trading purposes.

  The discussion below presents the sensitivity of the market value of the Company's financial instruments to selected changes in market rates and prices. The range of changes chosen reflects the Company's view of changes which are reasonably possible over a one-year period. Market values are the present value of projected future cash flows based on the market rates and prices chosen. The major accounting policies for these instruments are described in Note 1 to the consolidated financial statements.

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

  The sensitivity analysis related to the fixed portion of the Company's debt portfolio assumes an instantaneous 100-basis-point move in interest rates from their levels at December 31, 1999, with all other variables held constant. A 100-basis-point decrease in market interest rates would result in an increase in the net financial instrument position of the fixed portion of debt of $20.4 million at December 31, 1999. Based on the variable-rate debt included in the Company's debt portfolio as of December 31, 1999, after considering the effect of the swap agreements, a 100-basis-point increase in interest rates would result in an annualized additional $4.0 million of interest expense incurred based on year-end debt levels.

  At December 31, 1999, the Company's debt level amounted to $1.181 billion, compared to $1.370 billion at December 31, 1998. The decrease resulted from a debt reduction program instituted by the Company. Stockholders' equity decreased $376.9 million during 1999 primarily as a result of the operating losses incurred during 1999, which included the one-time charges discussed above. At December 31, 1999, the Company's debt represented 83% of capital employed, an increase from 69% at December 31, 1998 as a result of the one-time charges discussed above. The current assets to current liabilities ratio was .8 to 1.0 at December 31, 1999 compared to 1.1 to 1.0 at December 31, 1998.

CONTINGENCIES

Reclamation

The federal Surface Mining Control and Reclamation Act of 1977 ("SMCRA") and similar state statutes require that mine property be restored in accordance with specified standards and an approved reclamation plan. The Company accrues for the costs of final mine closure reclamation over the estimated useful mining life of the property. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Other costs of final mine closure common to surface and underground mining are related to reclaiming refuse and slurry ponds, eliminating sedimentation and drainage control structures and dismantling or demolishing equipment or buildings used in mining operations. The Company also accrues for significant reclamation that is completed during

Management's Discussion and Analysis


the mining process prior to final mine closure. The establishment of the final mine closure reclamation liability and the other ongoing reclamation liability are based upon permit requirements and require various estimates and assumptions, principally associated with costs and productivities.

  The Company reviews its entire environmental liability periodically and makes necessary adjustments, including permit changes and revisions to costs and productivities to reflect current experience. These recosting adjustments are recorded to cost of coal sales. Adjustments included a net increase in the liability of $4.3 million and $4.9 million in 1999 and 1998, respectively, and a net decrease in the liability of $4.4 million in 1997. The Company's management believes it is making adequate provisions for all expected reclamation and other associated costs.

  Reclamation and mine closing costs for operations as of December 31, 1999, in the aggregate, are estimated to be approximately $308.4 million. At December 31, 1999 and 1998, the accrual for such costs, which is included in accrued reclamation and mine closure and in accrued expenses, was $156.4 million and $157.5 million, respectively.

Legal Contingencies

The Company is a party to numerous claims and lawsuits with respect to various matters, including those discussed below. The Company provides for costs related to contingencies, including environmental matters, when a loss is probable and the amount is reasonably determinable. The Company estimates that its probable aggregate loss as a result of such claims as of December 31, 1999 is $5.2 million (included in other noncurrent liabilities). The Company estimates that its reasonably possible aggregate losses from all material litigation that is currently pending could be as much as $.5 million (before taxes) in excess of the loss previously recognized.

  Dal-Tex Litigation. On July 16, 1998, ten individuals and The West Virginia Highlands Conservancy filed suit in U.S. District Court for the Southern District of West Virginia against the director of the West Virginia DEP and officials of the U.S. Army Corps of Engineers (the "Corps") alleging violations of SMCRA and the Clean Water Act. The plaintiffs alleged that the West Virginia DEP and the Corps have violated their duties under SMCRA and the Clean Water Act by authorizing the construction of "valley fills" under certain surface coal mining permits. These fills are the large, engineered works into which the excess earth and rock extracted above and between the seams of coal that are removed during surface mining are placed. The plaintiffs also alleged that the West Virginia DEP has failed to require (i) that lands mined are restored to "approximate original contour" and (ii) that approved post-mining land uses are enforced following reclamation.

  Four indirect, wholly owned subsidiaries of the Company hold nine permits that were identified in the complaint as violating the legal standards that the plaintiffs requested the district court interpret. In addition, a pending permit application for the Company's Dal-Tex operation (known as the "Spruce Fork Permit") was specifically identified as a permit the issuance of which should be enjoined. Three subsidiaries of the Company intervened in the lawsuit in support of the Corps and the West Virginia DEP on August 6, 1998.

  A partial settlement between the plaintiffs and the Corps was reached on December 23, 1998. Pursuant to that settlement, all claims were dismissed against the Corps for its alleged failure to execute its duties under the Clean Water Act. The settlement agreement reached between the Corps and the plaintiffs requires the preparation of a programmatic environmental impact statement (an "EIS") under the National Environmental Policy Act of 1969 ("NEPA") to evaluate the environmental effects of mountaintop mining. This EIS is scheduled to be completed by January 2001. Until it is completed, any proposed fill greater than 250 acres in size must

                                                Arch Coal, Inc. and Subsidiaries


secure an individual Clean Water Act (S)404 "dredge and fill" permit, instead of a general permit like the one the Corps indicated it would issue for the Dal-Tex operation under its nationwide authorization program. The Spruce Fork Permit was not included in the settlement, and the claims against the Corps with respect to that permit were not dismissed.

  On March 3, 1999, the district court issued a preliminary injunction which prohibited the Corps from issuing a general Clean Water Act (S)404 "dredge and fill" permit for the Dal-Tex operation and enjoined the Company from future operations on the permit until a full trial on the merits could be held. As a result of the entry of the preliminary injunction, the Company idled the Dal-Tex mine on July 23, 1999.

  On July 26, 1999, the plaintiffs and the West Virginia DEP tendered to the district court a proposed consent decree which would resolve most of the remaining issues in the case. Pursuant to the proposed consent decree, the West Virginia DEP agreed in principal to amend its regulations and procedures to correct alleged deficiencies. In addition, the parties agreed in principal on a new definition of "approximate original contour" as it applies to mountaintop mining, as well as to certain regulatory changes involving post-mining land uses. After inviting public comment of the proposed consent decree, the court entered the consent decree in a final order on February 17, 2000.

  The Company's Hobet Mining subsidiary agreed as part of the consent decree to revise portions of its Spruce Fork Permit application to conform to the new definition of "approximate original contour" to be adopted by the West Virginia DEP. Hobet Mining also agreed to seek an individual Clean Water Act (S)404 "dredge and fill" permit from the Corps as part of its future mining operation. Before issuing that permit, the Corps must first complete an EIS to comply with the provisions of NEPA. The completion of this EIS and issuance of all permits are not expected until mid-2001 at the earliest.

  The plaintiffs' allegation that the West Virginia DEP violated its duties under the Clean Water Act by authorizing the construction of "valley fills" under certain coal mining permits was not resolved by the consent decree. On October 20, 1999, the district court entered a permanent injunction against the West Virginia DEP prohibiting the issuance of any new permits that authorize the construction of valley fills as part of mining operations. The court concluded that the excess earth and rock that is placed in a valley fill during mining is not fill material, but rather is "waste," which may not be placed in intermittent and perennial streams because the disposal of such material cannot meet applicable water quality standards.

  The West Virginia DEP immediately complied with the district court's injunction by issuing an administrative order banning the expansion of nearly all existing valley fills as well as prohibiting the issuance of nearly all new permits for valley fills. The West Virginia DEP also filed an appeal of the district court's decision with the U.S. Court of Appeals for the Fourth Circuit. On October 29, 1999, the district court granted a stay of its decision, pending the outcome of the appeal. The West Virginia DEP rescinded its administrative order on November 1, 1999 in response to the district court's action.

  It is impossible to predict the outcome of the West Virginia DEP's appeal. If, however, the district court's decision is upheld, the Company and other coal producers may be forced to close all or a portion of their mining operations in West Virginia because of the prohibition on constructing "valley fills" for their existing and future mines. Regardless of the outcome of the appeal, the Company determined that significant changes were necessary in the manner and extent in which certain central Appalachia coal assets would be deployed.

  Cumulative Hydrologic Impact Assessment ("CHIA") Litigation. On January 20, 2000, two environmental organizations, the Ohio Valley

Management's Discussion and Analysis


Environmental Coalition and the Hominy Creek Watershed Association, filed suit against the West Virginia DEP in U.S. District Court in Huntington, West Virginia. In addition to allegations that the West Virginia DEP violated state law and provisions of the Clean Water Act, the plaintiffs allege that the West Virginia DEP's issuance of permits for surface and under-ground coal mining has violated certain non-discretionary duties mandated by SMCRA. Specifically, the plaintiffs allege that the West Virginia DEP has failed to require coal operators seeking permits (i) to conduct water monitoring to verify stream flows and ascertain water quality, (ii) to always include certain water quality information in their permit applications and (iii) to analyze the probable hydrologic consequences of their operations. The plaintiffs also allege that the West Virginia DEP has failed to analyze the cumulative hydrologic impacts of mining operations on specific watersheds.

  The plaintiffs seek an injunction to prohibit the West Virginia DEP from issuing any new permits which fail to comply with all of the elements identified in their complaint. The complaint identifies, and seeks to enjoin, three pending permits that are sought by the Company's Mingo Logan subsidiary to continue existing surface mining operations at the Phoenix reserve. If the permits are not issued, it is possible that those operations will have to be suspended by the subsidiary early in 2001. On February 17, 2000, the West Virginia DEP filed a motion to dismiss all claims in the lawsuit. Depending upon the disposition of the motion, the Mingo Logan subsidiary may choose to intervene in the matter.

  It is impossible to predict whether this litigation will result in a suspension of the affected surface mining operations. If, however, the operations are suspended, the Company's financial condition and results of operations could be adversely affected and, depending upon the length of the suspension, the effect could be material.

  Lone Mountain Litigation. On October 24, 1996, the rock strata overlaying an abandoned underground mine adjacent to the coal-refuse impoundment used by the Lone Mountain preparation plant failed, resulting in the discharge of approximately 6.3 million gallons of water and fine coal slurry into a tributary of the Powell River in Lee County, Virginia.

  The U.S. Department of the Interior has notified the Company that it intends to file a civil action under the Clean Water Act and the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") to recover the natural resource damages suffered as a result of the discharge. The Interior Department alleges that fresh water mussels listed on the federal Endangered Species List that reside in the Powell River were affected as a consequence of the discharge. The Company and the Interior Department have reached an agreement in principal to settle this matter, which would require a payment of $2.5 million by the Company. The settlement is subject to the Company and the Interior Department entering into a definitive agreement. The Company's consolidated balance sheet as of December 31, 1999 reflects a reserve for the full amount of this settlement.

  Other Litigation. On October 31, 1997, the EPA notified a Company subsidiary that it was a potentially responsible party in the investigation and remediation of two hazardous waste sites located in Kansas City, Kansas, and Kansas City, Missouri. The Company's involvement arises from the subsidiary's sale, in the mid-1980s, of fluids containing small quantities of polychlorinated biphenyls ("PCBs") to a company authorized to engage in the processing and disposal of these wastes. Some of these waste materials were sent to one of the sites for final disposal. The Company responded to the information request submitted by the EPA on December 1, 1997. Any liability which might be asserted by the EPA against the Company is not believed to be material because of the de minimis quantity and

                                                Arch Coal, Inc. and Subsidiaries


concentration of PCBs linked to the Company. Moreover, the party with which the subsidiary contracted to dispose of the waste material has agreed to indemnify the Company for any costs associated with this action.

CERTAIN TRENDS AND UNCERTAINTIES

Substantial Leverage; Variable Interest Rates; Restrictive Covenants

The Company has substantial leverage and significant debt service and lease and royalty payment obligations. As of December 31, 1999, the Company had outstanding consolidated indebtedness of approximately $1.2 billion, representing approximately 83% of the Company's total capitalization.

  The Company's ability to satisfy its debt service and lease payment obligations will depend upon the future operating performance of its subsidiaries, which will be affected by prevailing economic conditions in their markets, as well as financial, business and other factors, certain of which are beyond their control. Based upon current levels of operations, the Company believes that cash flow from operations and available cash, together with available borrowings under the Company's credit facilities, will be adequate to meet the Company's future liquidity needs for at least the next several years. However, there can be no assurance that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable the Company to fund its debt service and lease payment obligations or its other liquidity needs.

  The degree to which the Company is leveraged could have material consequences to the Company and its business, including, but not limited to; (i) making it more difficult for the Company to satisfy its debt service, lease payment and other obligations; (ii) increasing the Company's vulnerability to general adverse economic and industry conditions; (iii) limiting the Company's ability to obtain additional financing to fund future acquisitions, working capital, capital expenditures or other general corporate requirements; (iv) reducing the availability of cash flow from operations to fund acquisitions, working capital, capital expenditures or other general corporate purposes; (v) limiting the Company's flexibility in planning for, or reacting to, changes in its business and the industry in which it competes; and (vi) placing the Company at a competitive disadvantage when compared to competitors with less debt.

  A portion of the Company's indebtedness bears interest at variable rates that are linked to short-term interest rates. If interest rates rise, the Company's costs relative to those obligations would also rise.

  Terms of the Company's credit facilities and leases contain financial and other restrictive covenants that limit the ability of the Company to, among other things, pay dividends, effect acquisitions or dispositions and borrow additional funds and require the Company to, among other things, maintain various financial ratios and comply with various other financial covenants. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company.

Environmental and Regulatory Factors

Federal, state and local governmental authorities regulate the coal mining industry on matters as diverse as employee health and safety, air quality standards, water pollution, groundwater quality and availability, plant and wildlife protection, the reclamation and restoration of mining properties, the discharge of materials into the environment and surface subsidence from underground mining. In addition, federal legislation mandates certain benefits for various retired coal miners represented by the United Mine Workers of America ("UMWA"). These regulations and legislation have had and will continue to have a significant effect on the Company's

Management's Discussion and Analysis


costs of production and competitive position.

  New legislation, regulations or orders may be adopted or become effective which may adversely affect the Company's mining operations or cost structure or the ability of the Company's customers to use coal. For example, new legislation, regulations or orders may require the Company to incur increased costs or to significantly change its operations. New legislation, regulations or orders may also cause coal to become a less attractive fuel source, resulting in a reduction in coal's share of the market for fuels used to generate electricity. Any such regulation, legislation or order could have an adverse effect on the Company's business, results of operations and financial condition and, depending upon the nature and scope of the legislation, regulations or orders, the effect could be material.

  Permits. Mining companies must obtain numerous permits that impose strict regulations on various environmental and health and safety matters in connection with coal mining, including the emission of air- and water-borne pollutants, the manner and sequencing of coal extractions and reclamation, the storage, use and disposal of waste and other substances, some of which may be hazardous, and the construction of fills and impoundments. Because regulatory authorities have considerable discretion in the timing of permit issuance and because both private individuals and the public at large possess rights to comment on and otherwise engage in the permitting process, including through intervention in the courts, no assurance can be made (i) that permits necessary for mining operations will be issued or, if issued, that such issuance would be timely or
(ii) that permitting requirements will not be changed or interpreted in a manner that would have a materially adverse effect on the Company's financial condition or results of operations.

  As indicated by the Dal-Tex Litigation which is discussed in "Contingencies-- Legal Contingencies--Dal-Tex Litigation" above, the regulatory environment in West Virginia is changing with respect to coal mining. No assurance can be made that the Fourth Circuit will overturn the district court's decision in such legal action or that a legislative or other solution will be achieved. If the district court's ruling is not overturned or a legislative or other solution is not achieved, there could be a material adverse effect on the Company's financial condition and results of operations.

  NOx Emissions. The use of explosives in surface mining causes oxides of nitrogen ("NOx") to be emitted into the air. The emission of NOx from the use of explosives at surface mines in the Powder River Basin is gaining increased scrutiny from regulatory agencies and the public. The Company has taken steps to monitor the level of NOx emissions from blasting activities at its surface mines in the Powder River Basin and is continuing efforts to find a method of reducing these NOx emissions. Any increase in the regulation of NOx emissions from blasting activities could have an adverse effect on the Company's Powder River Basin surface mines. Depending upon the nature and scope of any such regulations, the effect on the mines could be material.

  Kyoto Protocol. On December 11, 1997, the U.S. government representatives at the climate change negotiations in Kyoto, Japan, agreed to reduce the emissions of greenhouse gases (including carbon dioxide and other gas emissions that are believed by some to be trapping heat in the atmosphere and warming the earth's climate) in the United States. The U.S. adoption of the requirements of the Kyoto protocol is subject to conditions which may not occur, including the protocol's ratification by the U.S. Senate. The U.S. Senate has indicated that it will not ratify an agreement unless certain conditions, not currently provided for in the Kyoto protocol, are met. At present, it is not possible to predict whether the Kyoto protocol will attain the force of law in the United States or what its impact would be on the Company. Further developments

                                                Arch Coal, Inc. and Subsidiaries


in connection with the Kyoto protocol could have a material adverse effect on the Company's financial condition and results of operations.

  Customers. In July 1997, the EPA proposed that twenty-two eastern states, including states in which many of the Company's customers are located, make substantial reductions in nitrous oxide emissions. The EPA expects the states to achieve these reductions by requiring power plants to reduce their nitrous oxide emissions by an average of 85%. To achieve such reductions, power plants would be required to install reasonably available control technology ("RACT") and additional control measures. Installation of RACT and additional control measures required under the EPA's proposal would make it more costly to operate coal-fired utility power plants and, depending on the requirements of individual state implementation plans and the development of revised new source performance standards, could make coal a less attractive fuel alternative in the planning and building of utility power plants in the future.

  The EPA is also proposing to implement stricter ozone standards by 2003. The U.S. Court of Appeals for the District of Columbia has, however, enjoined the EPA from implementing the new ozone standards on constitutional and other legal grounds. Implementation of the standards may be delayed or precluded because of the injunction. The injunction may also result in modification of the proposed ozone standards.

  The U.S. Department of Justice, on behalf of the EPA, recently filed a lawsuit against seven investor-owned utilities and brought an administrative action against one government-owned utility for alleged violations of the Clean Air Act. The EPA claims that over thirty of these utilities' power stations have failed to obtain permits required under the Clean Air Act for major improvements which have extended the useful service of the stations or increased their generating capacity. The Company supplies coal to seven of the eight utilities. It is impossible to predict with certainty the outcome of this legal action. Any outcome that adversely affects the Company's customers or makes coal a less attractive fuel source could, however, have a material adverse effect on the Company's financial condition or results of operations.

Reserve Degradation and Depletion

The Company's profitability depends substantially on its ability to mine coal reserves that have the geologic characteristics that enable them to be mined at competitive costs. There can be no assurance that replacement reserves, particularly in central Appalachia, will be available when required or, if available, that such replacement reserves can be mined at costs comparable to those characteristic of the depleting mines. Exhaustion of reserves at particular mines can also have an adverse effect on operating results that is disproportionate to the percentage of overall production and operating income represented by such mines. Mingo Logan's Mountaineer Mine is estimated to exhaust its longwall mineable reserves in 2002. The Mountaineer Mine generated $46.6 million of the Company's total operating income in 1999.

Reliance on and Terms of Long-Term Coal Supply Contracts

The Company sells a substantial portion of its coal production pursuant to long-term coal supply agreements and, as a consequence, may experience fluctuations in operating results due to the expiration or termination of such contracts, or sales price redeterminations or suspensions of deliveries under such coal supply agreements. Other short- and long-term contracts define base or optional tonnage requirements by reference to the customer's requirements, which are subject to change as a result of factors beyond the Company's (and in certain instances the customer's) control, including utility deregulation. In addition, certain price adjustment provisions permit a periodic increase or decrease in the contract price to reflect increases and

Management's Discussion and Analysis


decreases in production costs, changes in specified price indices or items such as taxes or royalties. Price reopener provisions provide for an upward or downward adjustment in the contract price based on market factors. The Company has from time to time renegotiated contracts after execution to extend the contract term or to accommodate changing market conditions. The contracts also typically include stringent minimum and maximum coal quality specifications and penalty or termination provisions for failure to meet such specifications and force majeure provisions allowing suspension of performance or termination by the parties during the duration of certain events beyond the control of the affected party. Contracts occasionally include provisions that permit a utility to terminate the contract if changes in the law make it illegal or uneconomic for the utility to consume the Company's coal or if the utility has unexpected difficulties in utilizing the Company's coal. Imposition of new emissions limits for NOx in connection with Phase II of the Clean Air Act could result in price adjustments or in affected utilities seeking to terminate or modify long-term contracts in reliance on such termination provisions. If the parties to any long-term contracts with the Company were to modify, suspend or terminate those contracts, the Company could be adversely affected to the extent that it is unable to find alternative customers at a similar or higher level of profitability.

  From time to time, disputes with customers may arise under long-term contracts relating to, among other things, coal quality, pricing and quantity. The Company may thus become involved in arbitration and legal proceedings regarding its long-term contracts. There can be no assurance that the Company will be able to resolve such disputes in a satisfactory manner.

  Although the Company cannot predict changes in its costs of production and coal prices with certainty, the Company believes that in the current economic environment of low to moderate inflation, the price adjustment provisions in its older long-term contracts will largely offset changes in the costs of providing coal under those contracts, except for those costs related to changes in productivity. However, the increasingly short terms of sales contracts and the consequent absence of price adjustment provisions in such contracts also make it more likely that inflation-related increases in mining costs during the contract term will not be recovered by the Company through a later price adjustment.

Potential Fluctuations in Operating Results; Seasonality

The Company may experience significant fluctuations in operating results in the future, both on an annual and a quarterly basis, as a result of one or more factors beyond its control, including expiration or termination of, or sales price redeterminations or suspensions of deliveries under, coal supply agreements; disruption of transportation services; changes in mine operating conditions; changes in laws or regulations, including permitting requirements; unexpected results in litigation; work stoppages or other labor difficulties; competitive and overall coal market conditions; and general economic conditions.

  The Company's mining operations are also subject to factors beyond its control that can negatively or positively affect the level of production and thus the cost of mining at particular mines for varying lengths of time. These factors include weather conditions; equipment replacement and repair requirements; variations in coal seam thickness, amount of overburden, rock and other natural materials; and other surface or subsurface conditions. Such production factors frequently result in significant fluctuations in operating results.

  Third quarter results of operations are frequently adversely affected by lower production and resultant higher costs due to scheduled vacation periods at the Company's UMWA mines. In addition, costs are typically somewhat higher during vacation periods because of maintenance

                                                Arch Coal, Inc. and Subsidiaries


activity carried on during those periods. These adverse effects may prevent the third quarter from being comparable to the other quarters and also prevent the third quarter results from being indicative of results to be expected for the full year.

Certain Contractual Arrangements

Arch Western Resources, LLC ("Arch Western") owns the rights to the coal reserves and operating assets acquired in the Arch Western transaction. The Limited Liability Company Agreement pursuant to which Arch Western was formed provides that a subsidiary of the Company, as the managing member of Arch Western, generally has exclusive power and authority to conduct, manage and control the business of Arch Western. However, if Arch Western at the time has a debt rating less favorable than Ba3 from Moody's Investors Service or BB- from Standard & Poor's Ratings Group or does not meet certain specified indebtedness and interest coverage ratios, then a proposal that Arch Western make certain distributions, incur indebtedness, sell properties or merge or consolidate with any other entity would require the consent of all the members of Arch Western.

  In connection with the Arch Western transaction, the Company entered into an agreement pursuant to which the Company agreed to indemnify another member of Arch Western against certain tax liabilities in the event that such liabilities arise as a result of certain actions taken prior to June 1, 2013, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the Arch Western transaction. Depending on the time at which any such indemnification obligation was to arise, it could have a material adverse effect on the business, results of operations and financial condition of the Company.

  The membership interests in Canyon Fuel are owned 65% by Arch Western and 35% by a subsidiary of ITOCHU Corporation, a Japanese corporation. The agreement which governs the management and operations of Canyon Fuel provides for a Management Board to manage its business and affairs. Generally, the Management Board acts by affirmative vote of the representatives of the members holding more than 50% of the membership interests. However, certain actions require either the unanimous approval of the members or the approval of representatives of members holding more than 70% of the membership interests. The Canyon Fuel agreement also contains various restrictions on the transfer of membership interests in Canyon Fuel.

  Ashland Inc. ("Ashland") currently owns approximately 58% of the Company's outstanding common stock. Pursuant to a stockholders agreement among the Company, Ashland and Carboex S.A. ("Carboex"), the Company has agreed to nominate for election as a director of the Company a person designated by Carboex, and Ashland has agreed to vote its shares of common stock in a manner sufficient to cause the election of such nominee, in each case for so long (subject to earlier termination in certain circumstances) as shares of common stock owned by Carboex represent at least 63% of the shares of common stock acquired by Carboex in the Company's merger with Ashland's subsidiary, Ashland Coal, Inc. In addition, for so long as the various trusts for the benefit of descendants of H.L. and Lyda Hunt and various corporations owned by trusts for the benefit of descendants of H.L. and Lyda Hunt (collectively the "Hunt Entities") have the collective voting power to elect by cumulative voting one or more persons to serve on the Board of Directors of the Company, the Company has agreed to nominate for election as directors of the Company that number of persons designated by certain of the Hunt Entities that could be elected to the Board by the Hunt Entities by exercise of such cumulative voting power.

Management's Discussion and Analysis


  The Company's Restated Certificate of Incorporation requires the affirmative vote of the holders of at least two-thirds of outstanding common stock voting thereon to approve a merger or consolidation and certain other fundamental actions involving or affecting control of the Company. The Company's Bylaws require the affirmative vote of at least two-thirds of the members of the Board of Directors of the Company in order to declare dividends and to authorize certain other actions.

Transportation

The coal industry depends on rail, trucking and barge transportation to deliver shipments of coal to customers. Disruption of these transportation services could temporarily impair the Company's ability to supply coal to its customers and thus adversely affect the Company's business and operating results. In addition, transportation costs are a significant component of the total cost of supplying coal to customers and can significantly affect a coal producer's competitive position and profitability. Increases in the Company's transportation costs, or changes in such costs relative to transportation costs incurred by providers of competing coal or of other fuels, could have an adverse effect on the Company's business and results of operations.

Importance of Acquisitions and Related Risks

The Company has grown, in part, through the acquisition of coal companies, coal properties, coal leases and related assets, and management believes that such acquisitions will continue to be important to the Company. Acquisitions involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, risks associated with unanticipated events or liabilities and difficulties in the assimilation of the operations of the acquired companies, some or all of which could have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that the Company will be successful in the development of such acquisitions or that acquired operations will achieve anticipated benefits to the Company.

Reliance on Estimates of Reserves; Title

There are numerous uncertainties inherent in estimating quantities of recoverable reserves, including many factors beyond the control of the Company. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon the number of variable factors and assumptions, such as geological and mining conditions (which may not be fully identified by available exploration data and/or differ from experience in current operations), historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning coal prices, operating costs, severance and excise taxes, development costs and reclamation costs, all of which may cause estimates to vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to the Company's reserves may vary from estimates, and such variances may be material. No assurance can be given that these estimates are an accurate reflection of the Company's actual reserves.

  The Company's mining operations are conducted on properties owned or leased by the Company. The loss of any lease could adversely affect the Company's ability to develop the applicable reserves. Because title to most of the Company's leased properties and mineral rights is not usually verified until a commitment is

                                                Arch Coal, Inc. and Subsidiaries


made by the Company to develop a property, which may not occur until after the Company has obtained necessary permits and completed exploration of the property, the Company's right to mine certain of its reserves may be adversely affected if defects in title or boundaries exist. In addition, there can be no assurance that the Company can successfully negotiate new leases or mining contracts for properties containing additional reserves or maintain its leasehold interests in properties on which mining operations are not commenced during the term of the lease.

Year 2000 Readiness Disclosure

In prior years, the Company discussed the nature and progress of its plans to become Year 2000-ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruption in mission-critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company incurred approximately $9.3 million in capital expenditures since 1997 in connection with replacing its non-compliant systems. The Company is not aware of any material problems resulting from Year 2000 issues with its internal systems or the products and services of third parties. The Company will continue to monitor its mission-critical computer applications and those of its suppliers and vendors throughout the Year 2000 to ensure that any latent year 2000 matters that may arise are addressed promptly.

Factors Routinely Affecting Results of Operations

Any one or a combination of the following factors may occur at times or in a manner that causes results of the Company's operations to deviate from expectations: changing demand; fluctuating selling prices; contract penalties, suspensions or terminations; operational, geologic, transportation and weather-related factors; unexpected regulatory changes; results of litigation; or labor disruptions. Any event disrupting substantially all production at any of the Company's principal mines for a prolonged period would have a material adverse effect on the Company's current and projected results of operations. The effect of such a disruption at the Mingo Logan Mountaineer Mine would be particularly severe because of the high volume of coal produced by that mining operation and the relatively high contribution to operating income from the sale of such coal.

REPORT OF INDEPENDENT AUDITORS


To the Stockholders and Board of Directors
Arch Coal, Inc.

  We have audited the accompanying consolidated balance sheets of Arch Coal, Inc. and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above (appearing on pages 48 to 72 of this annual report) present fairly, in all material respects, the consolidated financial position of Arch Coal, Inc. and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

  As discussed in Note 3 to the financial statements, in 1999, the Company changed its method of accounting for depreciation of its preparation plants and loadouts.


                                                               Ernst & Young LLP

Louisville, Kentucky
January 21, 2000

REPORT OF MANAGEMENT


  The management of Arch Coal, Inc. is responsible for the preparation of the consolidated financial statements and related financial information in this annual report. The financial statements are prepared in accordance with accounting principles generally accepted in the United States and necessarily include some amounts that are based on management's informed estimates and judgments, with appropriate consideration given to materiality.

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



Steven F. Leer                             John W. Lorson
President and Chief Executive Officer      Controller

Consolidated Statements of Operations

(in thousands of dollars except per share data)

                                                                    Year Ended December 31
                                                             --------------------------------------
                                                                1999           1998         1997
---------------------------------------------------------------------------------------------------
Revenues
 Coal sales...........................................        $1,509,596   $1,428,171   $1,034,813
 Income from equity investment........................            11,129        6,786           --
 Other revenues.......................................            46,657       70,678       32,062
                                                             --------------------------------------
                                                               1,567,382    1,505,635    1,066,875
                                                             --------------------------------------
Costs and expenses
 Cost of coal sales...................................         1,426,105    1,313,400      916,802
 Selling, general and administrative expenses.........            46,357       44,767       28,885
 Amortization of coal supply agreements...............            36,532       34,551       18,063
 Write-down of impaired assets........................           364,579           --           --
 Merger-related expenses..............................                --           --       39,132
 Other expenses.......................................            20,835       25,070       22,111
                                                             --------------------------------------
                                                               1,894,408    1,417,788    1,024,993
                                                             --------------------------------------
   Income (loss) from operations......................          (327,026)      87,847       41,882
Interest expense, net:
 Interest expense.....................................           (90,058)     (62,202)     (17,822)
 Interest income......................................             1,291          756          721
                                                             --------------------------------------
                                                                 (88,767)     (61,446)     (17,101)
                                                             --------------------------------------
   Income (loss) before income taxes, extraordinary
    loss and cumulative effect of accounting change...          (415,793)      26,401       24,781

Benefit from income taxes.............................           (65,700)      (5,100)      (5,500)
                                                             --------------------------------------
   Income (loss) before extraordinary loss and
    cumulative effect of accounting change............          (350,093)      31,501       30,281

Extraordinary loss from the extinguishment of debt,
 net of taxes.........................................                --       (1,488)          --

Cumulative effect of accounting change, net of taxes..             3,813           --           --
                                                             --------------------------------------
   Net income (loss)..................................        $ (346,280)  $   30,013   $   30,281
                                                             ======================================
Basic and diluted earnings (loss) per common share:
Income (loss) before extraordinary item and
 cumulative effect of accounting change...............        $    (9.12)  $      .79   $     1.00

Extraordinary loss from the extinguishment of debt,
 net of taxes.........................................                --         (.03)          --

Cumulative effect of accounting change, net of taxes..               .10           --           --
                                                             --------------------------------------
Basic and diluted earnings (loss) per common share....        $    (9.02)  $      .76   $     1.00
                                                             ======================================


   The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

(in thousands of dollars except share and per share data)


                                                                                     December 31
                                                                              -------------------------
                                                                                 1999           1998
=======================================================================================================
Assets
Current assets
  Cash and cash equivalents................................................   $    3,283     $   27,414
  Trade accounts receivable................................................      162,802        202,871
  Other receivables........................................................       25,659         24,584
  Inventories..............................................................       62,382         68,455
  Prepaid royalties........................................................        1,310         13,559
  Deferred income taxes....................................................       21,600          8,694
  Other....................................................................        8,916          7,757
                                                                              -------------------------
    Total current assets...................................................      285,952        353,334
                                                                              -------------------------
Property, plant and equipment
  Coal lands and mineral rights............................................    1,170,956      1,476,703
  Plant and equipment......................................................    1,042,128      1,111,120
  Deferred mine development................................................       92,265         80,926
                                                                              -------------------------
                                                                               2,305,349      2,668,749
  Less accumulated depreciation, depletion and amortization................     (826,178)      (732,005)
                                                                              -------------------------
    Property, plant and equipment, net.....................................    1,479,171      1,936,744
                                                                              -------------------------
Other assets
  Prepaid royalties........................................................           --         31,570
  Coal supply agreements...................................................      151,978        201,965
  Deferred income taxes....................................................      182,500         83,209
  Investment in Canyon Fuel................................................      199,760        272,149
  Other....................................................................       33,013         39,249
                                                                              -------------------------
    Total other assets.....................................................      567,251        628,142
                                                                              -------------------------
    Total assets...........................................................   $2,332,374     $2,918,220
                                                                              =========================
Liabilities and stockholders' equity
Current liabilities
  Accounts payable.........................................................   $  109,359     $  129,528
  Accrued expenses.........................................................      145,561        142,630
  Current portion of debt..................................................       86,000         61,000
                                                                              -------------------------
    Total current liabilities..............................................      340,920        333,158
Long-term debt.............................................................    1,094,993      1,309,087
Accrued postretirement benefits other than pension.........................      343,993        343,553
Accrued reclamation and mine closure.......................................      129,869        150,636
Accrued workers' compensation..............................................      105,190        105,333
Accrued pension cost.......................................................       22,445         18,524
Other noncurrent liabilities...............................................       53,669         39,713
                                                                              -------------------------
    Total liabilities......................................................    2,091,079      2,300,004
                                                                              -------------------------
Stockholders' equity
  Common stock, $.01 par value, 100,000,000 shares authorized,
   38,164,482 issued and outstanding in 1999 and 39,371,581
   issued and outstanding in 1998..........................................          397            397
  Paid-in capital..........................................................      473,335        473,116
  Retained earnings (deficit)..............................................     (213,466)       150,423
  Treasury stock, at cost (1,541,146 shares at December 31, 1999 and
   333,952 shares at December 31, 1998)....................................      (18,971)        (5,720)
                                                                              -------------------------
    Total stockholders' equity.............................................      241,295        618,216
                                                                              -------------------------
    Total liabilities and stockholders' equity.............................   $2,332,374     $2,918,220
                                                                              =========================


   The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Three years ended December 31, 1999
(in thousands of dollars except share and per share data)

                                                                    Retained     Treasury
                                               Common   Paid-In     Earnings     Stock at
                                                Stock   Capital     (Deficit)      Cost        Total
-------------------------------------------------------------------------------------------------------
Balance at December 31, 1996..................  $209    $  8,392    $ 122,025    $     --    $ 130,626
  Net income..................................                         30,281                   30,281
  Dividends paid ($.445 per share)............                        (13,630)                 (13,630)
  Issuance of 18,660,054 shares of common
    stock to  stockholders of Ashland
    Coal, Inc. pursuant to the merger
    agreement.................................   187     462,984                               463,171
  Issuance of 49,400 shares of common stock
    under the stock incentive plan............     1       1,049                                 1,050
                                               --------------------------------------------------------
Balance at December 31, 1997..................   397     472,425      138,676          --      611,498
  Net income..................................                         30,013                   30,013
  Dividends paid ($.46 per share).............                        (18,266)                 (18,266)
  Issuance of 47,635 shares of common
    stock under the stock incentive plan......               691                                   691
  Treasury stock purchases (333,952 shares)...                                     (5,720)      (5,720)
                                               --------------------------------------------------------
Balance at December 31, 1998..................   397     473,116      150,423      (5,720)     618,216
  Net loss....................................                       (346,280)                (346,280)
  Dividends paid ($.46 per share).............                        (17,609)                 (17,609)
  Issuance of 95 shares of common stock
    under the stock incentive plan............                 1                                     1
  Treasury stock purchases (1,396,700 shares),
    net of issuances (189,506 shares).........               218                  (13,251)     (13,033)
                                               --------------------------------------------------------
Balance at December 31, 1999..................  $397    $473,335    $(213,466)   $(18,971)   $ 241,295
                                               ========================================================

  The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands of dollars)

                                                                                                     Year Ended December 31
                                                                                            -----------------------------------
                                                                                                 1999          1998        1997
-------------------------------------------------------------------------------------------------------------------------------
Operating activities
Net income (loss)......................................................................     $(346,280)   $   30,013    $ 30,281
Adjustments to reconcile to cash provided by
     operating activities:
     Depreciation, depletion and amortization..........................................       235,658       204,307     143,632
     Prepaid royalties expensed........................................................        14,217        19,694       8,216
     Net gain on disposition of assets.................................................        (7,459)      (41,512)     (4,802)
     Income from equity investment.....................................................       (11,129)       (6,786)          -
     Distributions from equity investment..............................................        83,178        18,850           -
     Cumulative effect of accounting change............................................        (3,813)            -           -
     Merger-related expenses...........................................................             -             -      33,096
     Write-down of impaired assets.....................................................       364,579             -           -
     Changes in operating assets and liabilities.......................................       (69,471)      (24,671)    (28,842)
     Other.............................................................................        20,483       (11,872)      8,682
                                                                                            -----------------------------------
          Cash provided by operating activities........................................       279,963       188,023     190,263
                                                                                            -----------------------------------
Investing activities
Payments for acquisition...............................................................             -    (1,126,706)          -
Additions to property, plant and equipment.............................................       (98,715)     (141,737)    (77,309)
Proceeds from coal supply agreements...................................................        14,067             -           -
Additions to prepaid royalties.........................................................       (26,057)      (26,252)     (7,967)
Additions to notes receivable..........................................................             -       (10,906)          -
Proceeds from disposition of property, plant and equipment.............................        26,347        34,230       5,267
                                                                                            -----------------------------------
          Cash used in investing activities............................................       (84,358)   (1,271,371)    (80,009)
                                                                                            -----------------------------------
Financing activities
Proceeds from (payments on) revolver and lines of credit...............................       (37,884)      176,582      78,897
Net proceeds from (payments on) term loans.............................................      (151,210)      958,441           -
Payments on notes......................................................................             -       (42,860)   (181,110)
Payments for debt issuance costs.......................................................             -       (12,725)          -
Proceeds from sale and leaseback of equipment..........................................             -        45,442           -
Dividends paid.........................................................................       (17,609)      (18,266)    (13,630)
Proceeds from sale of common stock.....................................................             -           691       1,050
Proceeds from sale of treasury stock...................................................         2,549             -           -
Purchases of treasury stock............................................................       (15,582)       (5,720)          -
                                                                                            -----------------------------------
          Cash provided by (used in) financing activities..............................      (219,736)    1,101,585    (114,793)
                                                                                            -----------------------------------
          Increase (decrease) in cash and cash equivalents.............................       (24,131)       18,237      (4,539)
Cash and cash equivalents, beginning of year...........................................        27,414         9,177      13,716
                                                                                            -----------------------------------
Cash and cash equivalents, end of year.................................................     $   3,283    $   27,414    $  9,177
                                                                                            ===================================
Supplemental cash flow information:
Cash paid during the year for interest.................................................     $ 100,781    $   48,760    $ 18,593
Cash paid during the year for income taxes, net of refunds.............................     $  11,251    $   29,090    $ 21,918

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

(in thousands of dollars except share and per share data)


NOTE 1. ACCOUNTING POLICIES

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

  The Company's 65% ownership of Canyon Fuel, LLC ("Canyon Fuel") is accounted for on the equity method in the consolidated financial statements as a result of certain super-majority voting rights in the joint venture agreement. Income from Canyon Fuel is reflected in the consolidated statements of operations as income from equity investment. (See additional discussion in "Investment in Canyon Fuel" in Note 6.)

  The Company's 17.5% partnership interest in Dominion Terminal Associates is accounted for on the equity method in the consolidated balance sheets. Allocable costs of the partnership for coal loading and storage are included in other expenses in the consolidated statements of operations.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Cash and Cash Equivalents

Cash and cash equivalents are stated at cost. Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.

Inventories

Inventories are comprised of the following:


                                                    December 31
                                               ---------------------
                                                   1999         1998
--------------------------------------------------------------------
Coal.......................................... $ 28,183     $ 25,789
Supplies......................................   34,199       42,666
                                               ---------------------
                                               $ 62,382     $ 68,455
                                               ---------------------

Coal and supplies inventories are valued at the lower of average cost or market. The Company has recorded a valuation allowance for slow-moving and obsolete supplies inventories of $23.5 million and $23.9 million at December 31, 1999 and 1998, respectively.

Coal Acquisition Costs and Prepaid Royalties

Coal lease rights obtained through acquisitions are capitalized and amortized primarily by the units-of-production method over the estimated recoverable reserves.

  Rights to leased coal lands are often acquired through royalty payments. Where royalty payments represent prepayments recoupable against production, they are capitalized, and amounts expected to be recouped within one year are classified as a current asset. As mining occurs on these leases, the prepayment is charged to cost of coal sales.

Coal Supply Agreements

Acquisition costs allocated to coal supply agreements (sales contracts) are capitalized and amortized on the basis of coal to be shipped over the term of the contract. Accumulated amortization for sales contracts was $131.4 million and $94.8 million at December 31, 1999 and 1998, respectively.

                                                Arch Coal, Inc. and Subsidiaries


Exploration Costs

Costs related to locating coal deposits and determining the economic mineability of such deposits are expensed as incurred.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Interest costs applicable to major asset additions are capitalized during the construction period. Expenditures which extend the useful lives of existing plant and equipment are capitalized. Costs of purchasing rights to coal reserves and developing new mines or significantly expanding the capacity of existing mines are capitalized and amortized using the units-of-production method over the estimated recoverable reserves. Except for preparation plants and loadouts, plant and equipment are depreciated principally on the straight-line method over the estimated useful lives of the assets, which range from three to 20 years. Effective January 1, 1999, preparation plants and loadouts are depreciated using the units-of-production method over the estimated recoverable reserves subject to a minimum level of depreciation (see additional discussion in "Change in Accounting Method" in Note 3). Prior to January 1, 1999, preparation plants and loadouts were depreciated on a straight-line basis over their estimated useful lives.

Asset Impairment

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value. (See additional discussion in "Restructuring Charge and Write-Down of Impaired Assets" in Note 2.)

Revenue Recognition

Coal sales revenues include sales to customers of coal produced at Company operations and coal purchased from other companies. The Company recognizes revenue from coal sales at the time title passes to the customer. Revenues from sources other than coal sales, including gains and losses from dispositions of long-term assets, are included in other revenues and are recognized as services are performed or otherwise earned.

Interest Rate Swap Agreements

The Company enters into interest-rate swap agreements to modify the interest characteristics of outstanding Company debt. The swap agreements essentially convert variable-rate debt to fixed-rate debt. These agreements require the exchange of amounts based on variable interest rates for amounts based on fixed interest rates over the life of the agreement. The Company accrues amounts to be paid or received under interest-rate swap agreements over the lives of the agreements. Such amounts are recognized as adjustments to interest expense over the lives of agreements, thereby adjusting the effective interest rate on the Company's debt. The fair values of the swap agreements are not recognized in the financial statements. Gains and losses on terminations of interest-rate swap agreements are deferred on the balance sheets (in other long-term liabilities) and amortized as an adjustment to interest expense over the remaining original term of the terminated swap agreement.

Income Taxes

Deferred income taxes are based on temporary differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates for years during which taxes are expected to be paid or recovered.

Notes to Consolidated Financial Statements

(in thousands of dollars except share and per share data)


Stock-Based Compensation

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

NOTE 2. RESTRUCTURING CHARGE AND WRITE-DOWN OF IMPAIRED ASSETS

In 1999, the Company recorded a pre-tax charge of $23.1 million related to the restructuring of its administrative workforce, the closure of its Dal-Tex mining operation in West Virginia due to permitting problems and the closure of several mines in Kentucky and Illinois due to the depressed coal prices and increased competition from western coal mines. Of the $23.1 million charge, $20.3 million was recorded in cost of coal sales, $2.3 million was recorded in selling, general and administrative expenses and $.5 million was recorded in other expenses in the Company's consolidated statement of operations. The restructuring of the administrative workforce included the elimination of 81 administrative jobs, 58 of which were corporate and the remainder of which were subsidiary positions all of which was part of a corporate-wide effort to reduce general and administrative expenses. The mine closures included the termination of 161 employees. As of December 31, 1999, 74 administrative and 65 mine employees have been terminated. The following are the components of severance and other exit costs included in the restructuring charge along with related 1999 activity:

                                                              Balance at
                                            Utilized in     December 31,
                             1999 Charge           1999             1999
------------------------------------------------------------------------
Employee costs..............     $ 7,354         $  704          $ 6,650
Obligations for
  non-cancelable
  lease payments............       9,858            484            9,374
Reclamation
  liabilities...............       3,667          1,200            2,467
Depreciation
  acceleration..............       2,172          2,172               --
                             -------------------------------------------
                                 $23,051         $4,560          $18,491
                             -------------------------------------------

Except for the charge related to depreciation acceleration, all of the 1999 restructuring charge will require the Company to use cash. Also, the Company expects to utilize the balance of the amounts reserved for employee costs in 2000, while the obligations for non-cancelable lease payments and reclamation liabilities will be utilized in future periods as lease payments are made and reclamation procedures are performed.

  In addition, during the fourth quarter of 1999, the Company determined that significant changes were necessary in the manner and extent in which certain central Appalachia coal assets would be deployed. The anticipated changes were determined during the Company's annual planning process and were necessitated by the adverse legal and regulatory rulings related to surface mining techniques (see Note 20), as well as the continued negative pricing trends related to central Appalachia coal production experienced by the Company. As a result of the planned changes in the deployment of its long-

                                                Arch Coal, Inc. and Subsidiaries


lived assets in the central Appalachia region and pursuant to FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, the Company evaluated the recoverability of its active mining operations and its coal reserves for which no future mining plans exist. This evaluation indicated that the future undiscounted cash flows of three mining operations, Dal-Tex, Hobet 21 and Coal-Mac, and certain coal reserves with no future mining plans were below the carrying value of such long-lived assets. Accordingly, during the fourth quarter of 1999, the Company adjusted the operating assets and coal reserves to their estimated fair value of approximately $99.7 million, resulting in a non-cash impairment charge of $364.6 million (including $50.6 million relating to operating assets and $314.0 million relating to coal reserves). The estimated fair value for the three mining operations was based on anticipated future cash flows discounted at a rate commensurate with the risk involved. The estimated fair value for the coal reserves with no future mining plans was based upon the fair value of these properties to be derived from subleased operations. The impairment loss has been recorded as a loss from the write-down of impaired assets in the consolidated statements of operations.

NOTE 3. CHANGE IN ACCOUNTING METHOD

Through December 31, 1998, plant and equipment had principally been depreciated on the straight-line method over the estimated useful lives of the assets, which range from three to 20 years. Effective January 1, 1999, depreciation on the Company's preparation plants and loadouts was computed using the units-of-production method, which is based upon units produced, subject to a minimum level of depreciation. These assets are usage-based assets and their economic lives are typically based and measured on coal throughput. The Company believes the units-of-production method is preferable to the method previously used because the new method recognizes that depreciation of this equipment is related substantially to physical wear due to usage as well as to the passage of time. This method, therefore, more appropriately matches production costs over the lives of the preparation plants and loadouts with coal sales revenue and results in a more accurate allocation of the cost of the physical assets to the periods in which the assets are consumed. The cumulative effect of applying the new method for years prior to 1999 is an increase to income of $3.8 million net-of-tax ($6.3 million pre-tax) reported as a cumulative effect of accounting change in the consolidated statement of operations for the year ended December 31, 1999. In addition, the net loss of the Company, excluding the cumulative effect of accounting change, for the year ended December 31, 1999 is $.2 million less, or $.01 per share less, than it would have been if the Company had continued to follow the straight-line method of depreciation of equipment for preparation plants and loadouts.

  The unaudited pro-forma amounts below reflect the retroactive application of units-of-production depreciation on preparation plants and loadouts and the corresponding elimination of the cumulative effect of the accounting change.

                                                  Year Ended
                                                 December 31
                                     ------------------------------------
                                          1999          1998         1997
-------------------------------------------------------------------------
Net income (loss)
  as reported....................... $(346,280)      $30,013      $30,281
Pro-forma net
  income (loss).....................  (350,093)       29,511       32,442
Basic and diluted earnings
  (loss) per common share
  as reported.......................     (9.02)         0.76         1.00
Pro-forma basic and diluted
  earnings (loss) per
  common share......................     (9.12)         0.74         1.07

Notes to Consolidated Financial Statements

(in thousands of dollars except share and per share data)


NOTE 4. MERGER AND ACQUISITION

On June 1, 1998, the Company acquired the Colorado and Utah coal operations of Atlantic Richfield Company ("ARCO") and simultaneously combined the acquired ARCO operations and the Company's Wyoming operations with ARCO's Wyoming operations in a new joint venture named Arch Western Resources, LLC ("Arch Western"). The principal operating units of Arch Western are Thunder Basin Coal Company, L.L.C., owned 100% by Arch Western, which operates two coal mines in the Southern Powder River Basin in Wyoming; Mountain Coal Company, L.L.C., owned 100% by Arch Western, which operates a coal mine in Colorado; Canyon Fuel Company, LLC ("Canyon Fuel"), 65% owned by Arch Western and 35% by ITOCHU Coal International Inc., a subsidiary of ITOCHU Corporation, which operates three coal mines in Utah; and Arch of Wyoming, LLC, owned 100% by Arch Western, which operates two coal mines in the Hanna Basin of Wyoming.

  Arch Western is 99% owned by the Company and 1% owned by ARCO. The transaction was valued at approximately $1.14 billion and a wholly owned subsidiary of the Company is the managing member of Arch Western. The transaction has been accounted for under the purchase method of accounting. Accordingly, the cost to acquire ARCO's U.S. coal operations has been allocated to the assets acquired and liabilities assumed according to their respective estimated fair values. Results of operations of the acquired operations are included in the consolidated statements of operations effective June 1, 1998. The acquired ARCO operations continue to produce low-sulfur coal for sale to primarily domestic utility customers.

  On July 1, 1997, Ashland Coal, Inc. ("Ashland Coal") merged with a subsidiary of the Company. Under the terms of the merger, Ashland Coal's stockholders received one share of the Company's common stock for each common share of Ashland Coal and 20,500 shares of the Company's common stock for each share of Ashland Coal preferred stock. A total of 18,660,054 shares of Company common stock were issued in the merger, resulting in a total purchase price (including fair value of stock options and transaction-related fees) of approximately $464.8 million. The merger was accounted for under the purchase method of accounting. Results of operations of Ashland Coal are included in the consolidated statements of operations effective July 1, 1997.

  Summarized below are the unaudited pro forma combined results of operations for the years ended December 31, 1998 and 1997. These results reflect the July 1, 1997 Ashland Coal merger as if it had occurred on January 1, 1997 and the June 1, 1998 Arch Western transaction as if it had occurred on January 1, 1998 and 1997.

                                                 1998            1997
---------------------------------------------------------------------
Revenues.................................. $1,669,824      $1,792,582
Income before extraordinary item..........     22,994          36,175
Net income................................     21,506          36,175
Earnings per share before
  extraordinary loss......................        .58             .91
Earnings per share........................        .54             .91

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

NOTE 5. MERGER-RELATED EXPENSES

During 1997, in connection with the Ashland Coal merger, the Company recorded a one-time charge of $39.1 million (before tax), or $23.8 million (after tax), comprised of termination benefits

                                                Arch Coal, Inc. and Subsidiaries


and relocation costs of $8.1 million and costs of $31.0 million associated with the idling of duplicate facilities. The $8.1 million costs arising from the termination benefits and relocation costs have been paid. The $31.0 million costs associated with the idling of duplicate facilities reduced the book value of the duplicate facilities. A portion of this charge related to Big Sandy Terminal. As a result of a change in management strategy related to the Big Sandy Terminal, the assets were sold in 1998 for a pre-tax gain of $7.5 million.

NOTE 6. INVESTMENT IN CANYON FUEL

The following tables present unaudited summarized financial information for Canyon Fuel which, as part of the June 1, 1998 Arch Western transaction (described in Note 4), was acquired by the Company and is accounted for on the equity method.

                                                               Seven
                                              Year            Months
                                             Ended             Ended
Condensed Income                      December 31,      December 31,
Statement Information                         1999              1998
--------------------------------------------------------------------
Revenues.............................     $241,062          $155,634
Total costs and expenses.............      230,512           153,039
                                      ------------------------------
Net income...........................     $ 10,550          $  2,595
                                      ==============================
65% of Canyon Fuel net income........     $  6,858          $  1,687
Effect of purchase adjustments.......        4,271             5,099
                                      ------------------------------
Arch Coal's income from its equity
  investment in Canyon Fuel..........     $ 11,129          $  6,786
                                      ==============================

                                                  December 31
Condensed Balance                     ------------------------------
Sheet Information                             1999            1998
--------------------------------------------------------------------
Current assets.......................     $ 61,212        $ 87,620
Noncurrent assets....................      452,103         532,119
Current liabilities..................       37,065          31,459
Noncurrent liabilities...............       20,789          19,247
Members' equity......................      455,461         569,033


The Company's income from its equity investment in Canyon Fuel represents 65% of Canyon Fuel's net income after adjusting for the effect of its investment in Canyon Fuel. The Company's investment in Canyon Fuel reflects purchase adjustments primarily related to the reduction in amounts assigned to sales contracts, mineral reserves and other property, plant and equipment totaling $96.3 million at December 31, 1999 which are not reflected in the condensed balance sheet information above.

NOTE 7. ACCRUED EXPENSES

Accrued expenses consist of the following:

                                              December 31
                                        ------------------------
                                            1999            1998
----------------------------------------------------------------
Accrued payroll and
  related benefits..................... $ 27,830        $ 29,878
Accrued taxes other than
  income taxes.........................   47,727          44,665
Accrued postretirement
  benefits other than pension..........   14,755          15,555
Accrued workers'
  compensation.........................   11,144          15,869
Accrued interest.......................    6,285          17,007
Accrued reclamation and
  mine closure.........................   26,540           6,841
Other accrued expenses.................   11,280          12,815
                                        ------------------------
                                        $145,561        $142,630
                                        ========================


NOTE 8. INCOME TAXES

Significant components of the provision (benefit) for income taxes are as follows:
                                                    December 31
                                        -----------------------------------
                                            1999         1998          1997
---------------------------------------------------------------------------
Current:
  Federal.............................. $  6,796     $  8,077      $  8,250
  State................................       --         (260)         (250)
                                        -----------------------------------
Total current..........................    6,796        7,817         8,000
Deferred:
  Federal..............................  (54,135)     (12,583)      (13,180)
  State................................  (18,361)        (334)         (320)
                                        -----------------------------------
Total deferred.........................  (72,496)     (12,917)      (13,500)
                                        -----------------------------------
                                        $(65,700)    $ (5,100)     $ (5,500)
                                        ===================================


A reconciliation of the statutory federal income tax expense (benefit) on the Company's pretax income (loss) before extraordinary loss and cumulative effect of accounting change to the

Notes to Consolidated Financial Statements

(in thousands of dollars except share and per share data)



actual provision (benefit) for income taxes follows:

                                                    December 31
                                       -------------------------------------
                                            1999          1998          1997
----------------------------------------------------------------------------
Income tax expense
  (benefit) at statutory
  rate................................ $(145,526)     $  9,240      $  8,673
Percentage depletion
  allowance...........................   (15,000)      (14,437)      (13,543)
State taxes, net of effect of
  federal taxes.......................   (18,361)         (594)         (570)
Change in valuation
  allowance...........................   112,345            --            --
Non-deductible expenses...............       284           621           236
Other, net............................       558            70          (296)
                                       -------------------------------------
                                        $(65,700)     $ (5,100)     $ (5,500)
                                       =====================================


The Company's federal income tax returns for the years 1995 and 1996 are currently under review by the Internal Revenue Service (IRS).

  During 1997, the Company settled its protest of certain adjustments proposed by the IRS for the federal income tax returns for the years 1987 through 1989. A deposit of $8.0 million was made in April 1997 in anticipation of the settlement.

  During 1998, the Company settled its protest of certain unagreed issues with the IRS for the federal income tax returns for the years 1990 and 1991. A final payment of $0.5 million was paid in June 1998 and charged against previously recorded reserves. The IRS audit of the federal income tax returns for the years 1992 through 1994 was completed during 1998 and agreed to at the examination level. A payment of $15.5 million was made in December 1998 in settlement of all issues. A significant number of the issues were timing in nature and the tax paid related to these temporary differences is accounted for as a deferred tax asset and the remaining tax and interest paid was charged against previously recorded reserves. A portion of the payment related to items that were settled in the 1987 through 1991 audits previously discussed. Permanent differences included a reduction in percentage depletion and a decrease in cost depletion related to the settlement for the adjustment in fair market value of certain coal reserves.

  During 1999, the Company settled an audit of former Ashland Coal, Inc. for the years January 1995 through June 1997. A payment of $.1 million was made in January 1999 in settlement of all issues.

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

  Significant components of the Company's deferred tax assets and liabilities that result from carryforwards and temporary differences between the financial statement basis and tax basis of assets and liabilities are summarized as follows:

                                                      December 31
                                                ------------------------
                                                    1999            1998
------------------------------------------------------------------------
Deferred tax assets:
  Postretirement benefits other
     than pension                               $139,796        $136,004
  Alternative minimum tax credit
     carryforward                                 91,604          70,897
  Workers' compensation................           43,029          29,345
  Reclamation and mine closure.........           30,016          22,567
  Net operating loss carryforwards.....           11,507          10,232
  Plant and equipment..................           49,069              --
  Advance royalties....................           24,064              --
  Other................................           25,514          17,983
                                                ------------------------
     Gross deferred tax assets.........          414,599         287,028
  Valuation allowance..................         (112,345)             --
                                                ------------------------
     Total deferred tax assets.........          302,254         287,028
                                                ------------------------
Deferred tax liabilities:
  Coal lands and mineral rights........            8,965          78,869
  Plant and equipment..................               --          78,359
  Leases...............................           21,990           7,884
  Coal supply agreements...............           36,750          17,390
  Other................................           30,449          12,623
                                                ------------------------
     Total deferred tax liabilities....           98,154         195,125
                                                ------------------------
         Net deferred tax asset........          204,100          91,903
     Less current asset................           21,600           8,694
                                                ------------------------
         Long-term deferred tax asset..         $182,500        $ 83,209
                                                ========================

                                                Arch Coal, Inc. and Subsidiaries


The Company has a net operating loss carryforward for regular income tax purposes of $35.4 million which will expire in the years 2008 to 2019. The Company has an alternative minimum tax credit carryforward of $91.6 million which may carry forward indefinitely to offset future regular tax in excess of alternative minimum tax.

  During 1999, the Company recorded a valuation allowance for a portion of its deferred tax assets that management believes, more likely than not, will not be realized. These deferred tax assets include a portion of the alternative minimum tax credits and some of the deductible temporary differences that will likely not be realized at the maximum effective tax rate.

NOTE 9. DEBT AND FINANCING ARRANGEMENTS

Debt consists of the following:

                                                            December 31
                                                   ---------------------------
                                                         1999             1998
------------------------------------------------------------------------------
Indebtedness to banks under lines of
  credit (weighted average rate at
  December 31, 1998--5.40%)....................... $       --       $   12,884

Indebtedness to banks under revolving
  credit agreement, expiring
  May 31, 2003 (weighted average rate
  at December 31, 1999--7.61%;
  December 31, 1998--6.27%).......................    365,000          390,000

Variable rate fully amortizing term loan
  payable quarterly from July 1, 2001
  through May 31, 2003 (weighted
  average rate at December 31, 1999--
  7.49%; December 31, 1998--6.16%)................    135,000          285,000

Variable rate non-amortizing term loan
due May 31, 2003 (weighted average
rate at December 31, 1999--7.85%;
December 31, 1998--6.87%).........................    675,000          675,000

Other.............................................      5,993            7,203
                                                   ---------------------------
                                                    1,180,993        1,370,087
Less current portion..............................     86,000           61,000
                                                   ---------------------------
Long-term debt.................................... $1,094,993       $1,309,087
                                                   ===========================


In connection with the Arch Western transaction, the Company entered into two new five-year credit facilities: a $675 million non-amortizing term loan in the name of Arch Western, the entity owning the right to the coal reserves and operating assets acquired in the Arch Western transaction, and a $900 million credit facility in the name of the Company, including a $300 million fully amortizing term loan and a $600 million revolver. Borrowings under the Company's new credit facilities were used to finance the acquisition of ARCO's Colorado and Utah coal operations, to pay related fees and expenses, to refinance existing corporate debt and for general corporate purposes. The Company recognized an extraordinary charge of $1.5 million (net of a tax benefit of $.9 million) related to the refinancing of a July 1, 1997 credit facility and the prepayment of certain other notes. Borrowings under the Arch Western credit facility were used to fund a portion of a $700 million cash distribution by Arch Western to ARCO, which distribution occurred simultaneously with ARCO's contribution of its Wyoming coal operations and certain other assets to Arch Western. The $675 million term loan is secured by Arch Western's membership interests in its subsidiaries. The Arch Western credit facility is not guaranteed by the Company. The rate of interest on the borrowings under the agreements is, at the Company's option, the PNC Bank base rate or a rate based on LIBOR.

  On August 23, 1999, the Company prepaid $105 million or seven required quarterly installments on the $300 million fully amortizing term loan. The next required quarterly installment will be July 1, 2001. The prepayments were funded by additional borrowings under the $600 million revolver.

  The Company periodically establishes uncommitted lines of credit with banks. These agreements generally provide for short-term borrowings at market rates. At December 31, 1999, there were $65 million of such agreements in effect, of which no borrowings were outstanding.

  Except for amounts expected to be repaid in 2000, amounts borrowed under the revolving

Notes to Consolidated Financial Statements

(in thousands of dollars except share and per share data)

credit agreement and the bank lines of credit are classified as long-term as the Company has the intent and the ability to maintain these borrowings on a long-term basis. Aggregate maturities of debt at December 31, 1999 for the next five years are $86.0 million in 2000, $30.5 million in 2001, $60.5 million in 2002, $1.0 billion in 2003 and $.6 million in 2004.

  Terms of the Company's credit facilities and leases contain financial and other restrictive covenants that limit the ability of the Company to, among other things, pay dividends, effect acquisitions or dispositions and borrow additional funds, and require the Company to, among other things, maintain various financial ratios and comply with various other financial covenants. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. At December 31, 1999, as a result of the effect of the write-down of impaired assets and other restructuring costs, the Company did not comply with certain of these restrictive covenant requirements, for which the Company received an amendment on January 21, 2000. These amendments contain, among other things, provisions for the payment of fees of .25% and an increase in the interest rate of .375% associated with the Company's term loan and the $600 million revolver. In addition, the amendments require the pledging of assets to collateralize the term loan and the $600 million revolver by May 20, 2000. The assets to be pledged are expected to include equity interests in wholly owned entities, certain real property interests, accounts receivable and inventory of the Company.

  The Company enters into interest-rate swap agreements to modify the interest characteristics of the Company's outstanding debt. At December 31, 1999, the Company had interest-rate swap agreements having a total notional value of $780 million. These swap agreements are used to convert variable-rate debt to fixed-rate debt. Under these swap agreements, the Company pays a weighted-average fixed rate of 5.53% (before the credit spread over LIBOR) and is receiving a weighted-average variable rate based upon 30-day and 90-day LIBOR. At December 31, 1999, the remaining terms of the swap agreements ranged from 32 to 56 months.

NOTE 10. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts approximate fair value.

Debt: The carrying amounts of the Company's borrowings under its revolving credit agreement, lines of credit, variable rate term loans and other long-term debt approximate their fair value.

Interest rate swaps: The fair values of interest rate swaps are based on quoted prices, which reflect the present value of the difference between estimated future amounts to be paid and received. At December 31, 1999 and 1998, the fair value of these swaps is an asset of $27.4 million and a liability of $14.2 million, respectively.

NOTE 11. ACCRUED WORKERS' COMPENSATION

The Company is liable under the federal Mine Safety and Health Act of 1977, as amended, to provide for pneumoconiosis (black lung) benefits to eligible employees, former employees, and dependents with respect to claims filed by such persons on or after July 1, 1973. The Company is also liable under various states' statutes for black lung benefits. The Company currently provides for federal and state claims principally through a self-insurance program. Charges are being made to operations as determined by inde-

                                                Arch Coal, Inc. and Subsidiaries


pendent actuaries, at the present value of the actuarially computed present and future liabilities for such benefits over the employees' applicable years of service. In addition, the Company is liable for workers' compensation benefits for traumatic injuries which are accrued as injuries are incurred. Workers' compensation costs (credits) include the following components:

                                               1999     1998     1997
----------------------------------------------------------------------
Self-insured black lung benefits:
Service cost.............................   $ 1,671  $ 1,022  $   678
Interest cost............................     3,522    3,173    2,353
Net amortization and deferral............       327      111  (10,084)
                                          ---------------------------
                                              5,520    4,306   (7,053)
Other workers' compensation benefits.....    13,241   19,396   12,182
                                          ---------------------------
                                            $18,761  $23,702  $ 5,129
                                          ===========================

The actuarial assumptions used in the determination of black lung benefits included a discount rate of 7.50% as of December 31, 1999 (7.00% and 7.25% as of December 31, 1998 and 1997, respectively) and a black lung benefit cost escalation rate of 4% in 1999, 1998 and 1997. In consultation with independent actuaries, the Company changed the discount rate, black lung benefit cost escalation rate, rates of disability and other assumptions used in the actuarial determination of black lung liabilities as of January 1, 1993, to better reflect actual experience. The effect of these changes was a significant increase in the unrecognized net gain. This gain was amortized through 1997 and totaled $10.8 million (before tax) and $6.6 million (after tax) in 1997.

  Summarized below is information about the amounts recognized in the consolidated balance sheets for workers' compensation benefits:


                                                                     December 31
                                                               -----------------------
                                                                 1999          1998
--------------------------------------------------------------------------------------
Actuarial present value for self-insured black lung:

   Benefits contractually recoverable from others............. $  3,254      $  4,649

   Benefits for Company employees.............................   48,267        51,137
                                                               ------------------------
   Accumulated black lung benefit obligation..................   51,521        55,786

   Unrecognized net gain (loss)...............................    4,890        (1,722)
                                                               ------------------------
                                                                 56,411        54,064
Traumatic and other workers' compensation.....................   59,923        67,138
                                                               ------------------------

Accrued workers' compensation.................................  116,334       121,202

Less amount included in accrued expenses......................   11,144        15,869
                                                               ------------------------
                                                               $105,190      $105,333
                                                               ========================

Receivables related to benefits contractually recoverable from others of $3.3 million in 1999 and $4.7 million in 1998 are recorded in other long-term assets.

NOTE 12. ACCRUED RECLAMATION AND MINE CLOSING COSTS

The federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes require that mine property be restored in accordance with specified standards and an approved reclamation plan. The Company accrues for the costs of final mine closure reclamation over the estimated useful mining life of the property. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Other costs of final mine closure common to both types of mining are related to

Notes to Consolidated Financial Statements

(in thousands of dollars except share and per share data)


reclaiming refuse and slurry ponds. The Company also accrues for significant reclamation that is completed during the mining process prior to final mine closure. The establishment of the final mine closure reclamation liability and the other ongoing reclamation liability is based upon permit requirements and requires various estimates and assumptions, principally associated with costs and productivities. The Company accrued $12.9 million, $12.5 million and $10.8 million in 1999, 1998 and 1997, respectively, for current and final mine closure reclamation, excluding reclamation recosting adjustments identified below. Cash payments for final mine closure reclamation and current disturbances approximated $15.8 million, $15.0 million and $8.5 million for 1999, 1998 and 1997, respectively. Periodically, the Company reviews its entire environmental liability and makes necessary adjustments for permit changes as granted by state authorities, additional costs resulting from accelerated mine closures, and revisions to costs and productivities, to reflect current experience. These recosting adjustments are recorded in cost of coal sales. Adjustments included a net increase in the liability of $4.3 million and $4.9 million in 1999 and 1998, respectively, and a net decrease in the liability of $4.4 million in 1997. The Company's management believes it is making adequate provisions for all expected reclamation and other costs associated with mine closures.

13.  EMPLOYEE BENEFIT PLANS

Defined Benefit Pension and Other Postretirement Benefit Plans

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

                                                Arch Coal, Inc. and Subsidiaries


policy is to fund the cost of all postretirement health and life insurance benefits as they are paid. Summaries of the changes in the benefit obligations, plan assets (primarily listed stocks and debt securities) and funded status of the plans are as follows:

                                                                                                                 Other
                                                                        Pension benefits                 postretirement benefits
                                                                  ------------------------------------------------------------------
                                                                       1999            1998                1999            1998
------------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligations
Benefit obligations at January 1................................   $139,433        $ 84,085            $335,823        $333,908
Service cost....................................................      7,118           5,841               2,424           3,715
Interest cost...................................................      8,980           8,137              21,580          23,101
Benefits paid...................................................    (13,462)         (8,562)            (14,736)        (13,224)
Plan amendments.................................................       (435)         (3,809)                 --         (15,924)
Acquisition of ARCO Coal operations.............................         --          39,674                  --          13,625
Other-primarily actuarial (gain) loss...........................     (9,851)         14,067             (14,245)         (9,378)
                                                                  ------------------------------------------------------------------
Benefit obligations at December 31..............................   $131,783        $139,433            $330,846        $335,823
                                                                  ------------------------------------------------------------------
Change in plan assets
Value of plan assets at January 1...............................   $127,274        $ 64,577            $     --        $     --
Actual return on plan assets....................................     31,308          21,771                  --              --
Employer contributions..........................................      2,097           8,346              14,736          13,224
Acquisition of ARCO Coal operations.............................         --          41,142                  --              --
Benefits paid...................................................    (13,462)         (8,562)            (14,736)        (13,224)
                                                                  ------------------------------------------------------------------
Value of plan assets at December 31.............................   $147,217        $127,274            $     --        $     --
                                                                  ------------------------------------------------------------------
Funded status of the plans
Accumulated obligations less plan assets........................   $(15,434)       $ 12,159            $330,846        $335,823
Unrecognized actuarial gain.....................................     37,513           6,920              16,341           6,918
Unrecognized net transition asset...............................        689             887                  --              --
Unrecognized prior service gain.................................      2,815           2,667              11,561          16,367
                                                                  ------------------------------------------------------------------
Net liability recognized........................................   $ 25,583        $ 22,633            $358,748        $359,108
                                                                  ------------------------------------------------------------------
Balance sheet liabilities (assets)
Prepaid benefit costs...........................................   $     --        $ (1,092)           $     --        $     --
Accrued benefit liabilities.....................................     25,583          23,725             358,748         359,108
                                                                  ------------------------------------------------------------------
Net liability recognized........................................     25,583          22,633             358,748         359,108
Less current portion............................................      3,138           4,109              14,755          15,555
                                                                  ------------------------------------------------------------------
                                                                   $ 22,445        $ 18,524            $343,993        $343,553
                                                                  ==================================================================

Changes in demographic information associated with the defined benefit pension plan resulted in a $9.9 million actuarial gain in 1999 and a $14.1 million actuarial loss for 1998. The Company's primary defined benefit pension plan was amended January 1998 to a cash balance plan, which resulted in a $3.8 million gain. The $14.2 million actuarial gain in the postretirement benefit plan during 1999 results primarily from reduced obligations associated with the Dal-Tex closure. A January 1997 amendment to the postretirement benefit plan resulted in a $15.9 million gain in 1998. The gain resulted from the implementation of a defined dollar benefit cap which limits the Company's disbursements under the plan. The $9.4 million actuarial gain in 1998 resulted from favorable claims experience compared to previous projections.

Notes to Consolidated Financial Statements

(in thousands of dollars except share and per share data)


                                                                                                                 Other
                                                                        Pension benefits                 postretirement benefits
                                                                  ------------------------------------------------------------------
                                                                       1999            1998                1999            1998
------------------------------------------------------------------------------------------------------------------------------------
Weighted Average Assumptions as of December 31
Discount rate....................................................     7.50%           7.00%               7.50%           7.00%
Rate of compensation increase....................................     5.25%           4.75%                 N/A             N/A
Expected return on plan assets...................................     9.00%           9.00%                 N/A             N/A
Health care cost trend on covered charges........................       N/A             N/A                5.0%            4.5%

The following table details the components of pension and other postretirement benefit costs.

                                                                                                          Other
                                                              Pension benefits                    postretirement benefits
                                                      -----------------------------------------------------------------------
                                                         1999       1998       1997            1999       1998       1997
-----------------------------------------------------------------------------------------------------------------------------
Service cost...............................           $ 7,118    $ 5,841    $ 2,788         $ 2,424    $ 3,715    $ 3,717
Interest cost..............................             8,980      8,137      4,970          21,580     23,101     19,546
Expected return on plan assets.............            (9,929)    (7,521)    (4,391)             --         --         --
Other amortization and deferral............            (1,122)       790       (503)         (9,628)    (2,884)    (2,573)
                                                      -----------------------------------------------------------------------
                                                      $ 5,047    $ 7,247    $ 2,864         $14,376    $23,932    $20,690
                                                      =======================================================================

The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point each year would increase the accumulated postretirement obligation as of December 31, 1999 by $44.5 million, or 13.5%, and the net periodic postretirement benefit cost for 1999 by $3.1 million, or 21.6%.

Multiemployer Pension and Benefit Plans

Under the labor contract with the United Mine Workers of America ("UMWA"), the Company made payments of $.2 million, $1.3 million and $2.0 million in 1999, 1998, and 1997, respectively, into a multiemployer defined benefit pension plan trust established for the benefit of union employees. Payments are based on hours worked and are expensed as paid. Under the Multiemployer Pension Plan Amendments Act of 1980, a contributor to a multiemployer pension plan may be liable, under certain circumstances, for its proportionate share of the plan's unfunded vested benefits (withdrawal liability). The Company has estimated its share of such amount to be $29.6 million at December 31, 1999. The Company is not aware of any circumstances which would require it to reflect its share of unfunded vested pension benefits in its financial statements. At December 31, 1999, approximately 23% of the Company's workforce was represented by the UMWA. The current UMWA collective bargaining agreement expires at December 31, 2002.

  The Coal Industry Retiree Health Benefit Act of 1992 ("Benefit Act") provides for the funding of medical and death benefits for certain retired members of the UMWA through premiums to be paid by assigned operators (former employers), transfers of monies in 1993 and 1994 from an overfunded pension trust established for the benefit of retired UMWA members, and transfers from the Abandoned Mine Lands Fund (funded by a federal tax on coal production) commencing in 1995. The Company treats its obligation under the Benefit Act as a participation in a multiemployer plan and recognizes expense as premiums are paid. The Company recognized $2.7 million in 1999, $3.7 million in 1998, and $3.9 million in 1997 in expense relative to premiums paid pursuant to the Benefit Act.

                                                Arch Coal, Inc. and Subsidiaries


Other Plans

The Company sponsors savings plans which were established to assist eligible employees in providing for their future retirement needs. The Company's contributions to the plans were $8.4 million in 1999, $6.8 million in 1998, and $4.6 million in 1997.

NOTE 14. CAPITAL STOCK

On April 4, 1997, the Company changed its capital stock whereby the number of authorized shares was increased to 100,000,000 common shares, the par value was changed to $.01 per share, and a common stock split of 338.0857-for-one was effected. All share and per share information reflect the stock split.

  On September 29, 1998, the Company's Board of Directors authorized the Company to repurchase up to 2 million shares of Company common stock. The timing of the purchases and the number of shares to be purchased are dependent on market conditions. Through December 31, 1999, the Company had acquired 1,726,900 shares under the repurchase program at an average price of $12.29 per share compared to 330,200 shares at an average price of $17.08 per share through December 31, 1998.

  On February 25, 1999, the Company's Board of Directors authorized the Company to amend its Automatic Dividend Reinvestment Plan to provide, among other things, that dividends may be reinvested in the Company's common stock by purchasing authorized but unissued shares (including treasury shares) directly from the Company, as well as by purchasing shares in the open market. On May 4, 1999, the Company filed a Form S-3 with the Securities and Exchange Commission to register 2 million shares of the Company's common stock for issuance under the amended Plan. As reflected in the Prospectus filed therewith, the amended Plan provides that the Company determines whether the Plan's administrator should reinvest dividends in shares purchased in the open market or in shares acquired directly from the Company. The Company authorized and directed its Plan administrator (for all shareholders who had elected to reinvest their dividends in Company stock) to reinvest the June 15, 1999 and September 15, 1999 dividends in the Company's treasury stock. As of December 31, 1999, approximately $2.5 million of the Company's dividends were reinvested in 189,506 shares of treasury stock. In accordance with the terms of the amended Plan, the treasury stock was reissued by the Company at the average of the high and low per share sales price as reported by the New York Stock Exchange on the date of the dividends, which averaged $13.446 per share. The Company accounts for the issuance of the treasury stock using the average cost method.

NOTE 15. STOCK INCENTIVE PLAN

On April 22, 1998, the stockholders ratified the adoption of the 1997 Stock Incentive Plan (the "Company Incentive Plan"), reserving 6,000,000 shares of Arch Coal common stock for awards to officers and other selected key management employees of the Company. The Company Incentive Plan provides the Board of Directors with the flexibility to grant stock options, stock appreciation rights
(SARs), restricted stock awards or units, performance stock or units, merit awards, phantom stock awards and rights to acquire stock through purchase under a stock purchase program ("Awards"). Awards the Board of Directors elect to pay out in cash do not count against the 6,000,000 shares authorized in the 1997 Stock Incentive Plan. Stock options outstanding under the Ashland Coal stock incentive plans at the date of the Ashland Coal merger were substituted for fully vested stock options in the Company Incentive Plan (and are exercisable on the same terms and conditions including per share exercise prices as were applicable to such options when granted). Stock options generally become exercisable in full or in part one year from the date of grant

Notes to Consolidated Financial Statements

(in thousands of dollars except share and per share data)


and are granted at a price equal to 100% of the fair market value of the stock on the date of grant. SAR's entitle employees to receive a payment equal to the appreciation in market value of the stated number of common shares from the SAR's exercise price to the market value of the shares on the date of its exercise. Unexercised options and SAR's lapse 10 years after the date of grant. Restricted stock awards and restricted stock units entitle employees to purchase shares or stock units at a nominal cost. Such awards entitle employees to vote shares acquired and to receive any dividends thereon, but such shares cannot be sold or transferred and are subject to forfeiture if employees terminate their employment prior to the prescribed period, which can be from one to five years. Restricted stock units generally carry the same restrictions and potential forfeiture, but are generally paid in cash upon vesting. Merit awards are grants of stock without restriction and at a nominal cost. Performance stock or unit awards can be earned by the recipient if the Company meets certain pre-established performance measures. Until earned, the performance awards are nontransferable, and when earned, performance awards are payable in cash, stock, or restricted stock as determined by the Company's Board of Directors. Phantom stock awards are based on the appreciation of hypothetical underlying shares or the earnings performance of such shares and may be paid in cash or in shares of common stock. As of December 31, 1999, performance units and stock options were the only types of awards granted. As of December 31, 1999, 361,550 performance units had been granted and will be earned by participants based on Company performance for the years 1998 through 2001. Information regarding stock options under the Company Incentive Plan is as follows for the years ended December 31, 1999, 1998 and 1997:




                                                          1999                        1998                        1997
                                                  ----------------------------------------------------------------------------
                                                              Weighted                    Weighted                    Weighted
                                                  Common       Average        Common       Average        Common       Average
                                                  Shares         Price        Shares         Price        Shares         Price
------------------------------------------------------------------------------------------------------------------------------
Options outstanding at January 1.................  1,128        $24.86           926        $25.23            --        $   --
Issued in exchange for Ashland Coal
  stock options..................................     --            --            --            --           675         23.69
Granted..........................................    744         10.69           360         22.88           300         27.88
Exercised........................................     --            --           (48)        14.50           (49)        21.25
Canceled.........................................    (63)        16.28          (110)        25.88            --            --
                                                  ------                      ------                      ------
Options outstanding at December 31...............  1,809         19.33         1,128         24.86           926         25.23
                                                  ------                      ------                      ------
Options exercisable at December 31...............    837        $24.77           600        $25.04           626        $23.88
Options available for grant at December 31.......  4,094                       4,775                       5,025


The Company applies APB 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for the Company Incentive Plan. Accordingly, no compensation expense has been recognized for the fixed stock option portion of the Company Incentive Plan. Had compensation expense for the fixed stock option portion of the Company Incentive Plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of FAS 123, Accounting for Stock-Based Compensation, the Company's net income (loss) and earnings (loss) per common share would have been changed to the pro forma amounts as

                                                Arch Coal, Inc. and Subsidiaries


indicated in the table below. The fair value of options granted in 1999, 1998 and 1997 was determined to be $2.9 million, $2.3 million and $2.5 million, respectively, using the Black-Scholes option pricing model and the weighted average assumptions noted below. For purposes of these pro forma disclosures, the estimated fair value of the options is recognized as compensation expense over the options' vesting period. The stock options granted in 1999 vest over four years, while the stock options granted in 1998 and 1997 vest ratably over three years.



                                                                                1999               1998               1997
---------------------------------------------------------------------------------------------------------------------------
Pro forma (unaudited)
  Net income (loss) (in millions).........................................   $(347.7)             $29.3              $30.1
  Basic and  diluted earnings (loss) per share............................   $ (9.06)             $ .74              $ .98
                                                                             ----------------------------------------------
Weighted average fair value per share of options granted..................   $  4.13              $7.22              $8.36
                                                                             ----------------------------------------------
Assumptions (weighted average)
  Risk-free interest rate.................................................       6.6%               6.0%               6.3%
  Expected dividend yield.................................................       2.0%               2.0%               2.0%
  Expected volatility.....................................................      41.4%              31.8%              29.0%
  Expected life (in years)................................................       5.0                5.0                5.0


The pro forma effect on net income (loss) for 1999, 1998 and 1997 is not representative of the pro forma effect on net income (loss) in future years because it does not take into consideration pro forma compensation expense related to grants issued prior to 1996.

  Exercise prices for options outstanding as of December 31, 1999, range from $10.6875 to $34.375, and the weighted average remaining contractual life at that date was 7.3 years. The table below shows pertinent information on options outstanding at December 31, 1999:


(Options in thousands)                            Options outstanding                               Options exercisable
-----------------------------------------------------------------------------------------------------------------------------
                                         Weighted average                                                            Weighted
Range of                Number      remaining contractual        Weighted average               Number       average exercise
exercise prices    outstanding               life (years)          exercise price          exercisable                  price
-----------------------------------------------------------------------------------------------------------------------------
$10 - $18                  754                       8.63                  $11.08                   65                 $15.24
$22 - $23                  544                       6.84                  $22.58                  342                 $22.41
$25 - $35                  511                       5.77                  $28.04                  430                 $28.07

NOTE 16. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company places its cash equivalents in investment-grade short-term investments and limits the amount of credit exposure to any one commercial issuer.

  The Company markets its coal principally to electric utilities in the United States. As of December 31, 1999 and 1998, accounts receivable from electric utilities located in the United States totaled $120.2 million and $152.1 million, respectively. Generally, credit is extended based on an evaluation of the customer's financial condition, and collateral is not generally required. Credit losses are provided for in the financial statements and historically have been minimal.

  The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on indices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer. Sales (including spot sales) to major customers were as follows:

                         1999      1998      1997
-------------------------------------------------
AEP................. $157,278  $195,682  $129,981
Southern Company....  163,826   170,452   187,800

Notes to Consolidated Financial Statements

(in thousands of dollars except share and per share data)


NOTE 17. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings
(loss) per common share:


                                                                                        1999            1998        1997
----------------------------------------------------------------------------------------------------------------------------
Numerator:
  Income (loss) before extraordinary loss and cumulative effect of
  accounting change.............................................................   $(350,093)        $31,501     $30,281
  Extraordinary loss from the extinguishment of debt, net of taxes..............          --          (1,488)         --
  Cumulative effect of accounting change, net of taxes..........................       3,813              --          --
                                                                                   ----------------------------------------
  Net income (loss).............................................................   $(346,280)        $30,013     $30,281
                                                                                   ========================================
Denominator:
  Weighted average shares-denominator for basic.................................      38,392          39,626      30,374
  Dilutive effect of employee stock options.....................................          --              25          34
                                                                                   ----------------------------------------
  Adjusted weighted average shares-denominator for diluted......................      38,392          39,651      30,408
                                                                                   ========================================
Basic and diluted earnings (loss) per common share before extraordinary
  loss and cumulative effect of accounting change...............................   $   (9.12)        $   .79     $  1.00
                                                                                   ========================================
Basic and diluted earnings (loss) per common share..............................   $   (9.02)        $   .76     $  1.00
                                                                                   ========================================

At December 31, 1999, 1998 and 1997, 1.8 million, 1.1 million and .4 million shares, respectively, were not included in the diluted earnings per share calculation since the shares are antidilutive.

NOTE 18. SALE AND LEASEBACK

On January 29, 1998, the Company sold mining equipment for approximately $74.2 million and leased back the equipment under an operating lease with a term of three years. This included the sale and leaseback of equipment purchased under an existing operating lease that expired on the same day. The proceeds of the sale were used to purchase the equipment under the expired lease for $28.3 million and to pay down debt. At the end of the lease term, the Company has the option to renew the lease for two additional one-year periods or purchase the equipment. Alternatively, the equipment may be sold to a third party. In the event of such a sale, the Company will be required to make a payment to the lessor in the event, and to the extent, that the proceeds are below a certain threshold. The gain on the sale and leaseback of $10.7 million was deferred and is being amortized over the base term of the lease as a reduction of rental expense. Effective April 1, 1999, as a result of the shutdown of the Dal-Tex operation, the Company purchased for $14.4 million several pieces of equipment under lease that were included in this transaction and transferred them to the Company's Wyoming operations. A pro-rata portion of the deferred gain, or $3.1 million, was offset against the cost of the assets. After the effect of this purchase, at the end of the lease term, the remaining assets can be purchased for $40.1 million or sold to a third party with the Company required to make a payment to the lessor in the event, and to the extent that, proceeds are below $31.3 million.

NOTE 19. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company receives certain services and purchases fuel, oil and other products on a competitive basis from subsidiaries of Ashland Inc., which totaled $4.8 million in 1999, $7.2 million in 1998, and $4.7 million in 1997. At December 31, 1999, Ashland Inc. owns approximately 58% of the Company's outstanding shares of common stock. Management believes that charges between the Company and Ashland Inc. for services and purchases were transacted on terms equivalent to those prevailing among unaffiliated parties.

  As described in Note 1, the Company has a 65% ownership interest in Canyon Fuel which is accounted for on the equity method. The Company receives administration and production fees

                                                Arch Coal, Inc. and Subsidiaries


from Canyon Fuel for managing the Canyon Fuel operations. The fees recognized as other income by the Company and as expense by Canyon Fuel were $7.0 million and $4.1 million for the years ended December 31, 1999 and 1998, respectively.

NOTE 20. COMMITMENTS AND CONTINGENCIES

The Company leases equipment, land and various other properties under noncancelable long-term leases, expiring at various dates. Rental expense related to these operating leases amounted to $44.2 million in 1999, $31.4 million in 1998, and $14.9 million in 1997. The Company has also entered into various noncancelable royalty lease agreements and federal lease bonus payments under which future minimum payments are due. On October 1, 1998, the Company was the successful bidder in a federal auction of certain mining rights in the 3,546 acre Thundercloud tract in the Powder River Basin of Wyoming. The Company's lease bonus bid amounted to $158 million for the tract, of which $31.6 million was paid on October 1, 1998 (the remaining lease bonus payments are reflected below under the caption "Royalties"). The tract contains approximately 412 million tons of demonstrated coal reserves and is contiguous with the Company's Black Thunder mine. Geological surveys performed by outside consultants indicate that there are sufficient reserves relative to these properties to permit recovery of the Company's investment.

  Minimum payments due in future years under these agreements in effect at December 31, 1999 are as follows:

               Leases   Royalties
---------------------------------
2000........  $ 29,878   $ 63,421
2001........    23,731     63,026
2002........    17,728     62,799
2003........    10,427     62,485
2004........     6,389     30,474
Thereafter..    21,950    196,805
              -------------------
              $110,103   $479,010
              ===================


  On October 20, 1999, the U.S. District Court for the Southern District of West Virginia permanently enjoined the West Virginia Division of Environmental Protection (the "West Virginia DEP") from issuing any new permits that authorize the construction of valley fills as part of coal mining operations in West Virginia. The West Virginia DEP complied with the district court's injunction by issuing an order banning the issuance of nearly all new permits for valley fills and prohibiting the further advancement of nearly all existing fills. The West Virginia DEP also filed an appeal of the district court's decision with the U.S. Court of Appeals for the Fourth Circuit. On October 29, 1999, the district court granted a stay of its injunction, pending the outcome of the West Virginia DEP's appeal. It is impossible to predict the outcome of the appeal. If, however, the district court's decision is not overturned or if a legislative or other solution is not achieved, then the Company's and other coal producer's ability to mine coal in West Virginia will be seriously compromised. This injunction was entered as part of the litigation that caused the delay in obtaining mining permits for the Company's Dal-Tex operation. As a result of such delay, the Company idled its Dal-Tex mining operation on July 23, 1999. Reopening the Dal-Tex operation is contingent upon the district court's injunction being overturned or a legislative or other solution being achieved, as well as then-existing market conditions.

  The Company is a party to numerous claims and lawsuits with respect to various matters. The Company provides for costs related to contingencies when a loss is probable and the amount is reasonably determinable. As of December 31, 1999, the Company estimates that its probable aggregate loss as a result of such claims is $5.2 million (included in other noncurrent liabilities). The Company estimates that its reasonably possible aggregate losses from all currently pending litigation could be as much as $.5 million (before tax) in excess of the loss previously recognized.

Notes to Consolidated Financial Statements

(in thousands of dollars except share and per share data)


After conferring with counsel, it is the opinion of management that the ultimate resolution of these claims, to the extent not previously provided for, will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

  The Company holds a 17.5% general partnership interest in Dominion Terminal Associates ("DTA"), which operates a ground storage-to-vessel coal transloading facility in Newport News, Virginia. DTA leases the facility from Peninsula Ports Authority of Virginia ("PPAV") for amounts sufficient to meet debt-service requirements. Financing is provided through $132.8 million of tax-exempt bonds issued by PPAV (of which the Company is responsible for 17.5%, or $23.2 million) which mature July 1, 2016. Under the terms of a throughput and handling agreement with DTA, each partner is charged its share of cash operating and debt-service costs in exchange for the right to use its share of the facility's loading capacity and is required to make periodic cash advances to DTA to fund such costs. On a cumulative basis, costs exceeded cash advances by $10.3 million at December 31, 1999 (included in other noncurrent liabilities). Future payments for fixed operating costs and debt service are estimated to approximate $3.3 million annually through 2015 and $26.0 million in 2016.

  In connection with the Arch Western transaction, the Company entered into an agreement pursuant to which the Company agreed to indemnify another member of Arch Western against certain tax liabilities in the event that such liabilities arise as a result of certain actions taken prior to June 1, 2013, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the Arch Western transaction. Depending on the time at which any such indemnification obligation was to arise, it could have a material adverse effect on the business, results of operations and financial condition of the Company.

NOTE 21. CASH FLOW

The changes in operating assets and liabilities as shown in the consolidated statements of cash flows are comprised of the following:



                                                             1999       1998       1997
----------------------------------------------------------------------------------------
Decrease (increase) in operating assets:
   Receivables.........................................  $ 38,356   $(35,464)  $(12,179)
   Inventories.........................................     5,188      6,723     16,323
Increase (decrease) in operating liabilities:
   Accounts payable and accrued expenses...............   (15,593)    30,229      5,403
   Income taxes........................................   (76,952)   (35,057)   (27,448)
   Accrued postretirement benefits other than pension..       440      6,813      7,437
   Accrued reclamation and mine closure................   (20,767)     1,936     (9,370)
   Accrued workers' compensation.......................      (143)       149     (9,008)
                                                         -------------------------------
Changes in operating assets and liabilities............  $(69,471)  $(24,671)  $(28,842)
                                                         ===============================

                                                Arch Coal, Inc. and Subsidiaries


NOTE 22. ACCOUNTING DEVELOPMENT

In June 1998, the Financial Accounting Standards Board issued FAS 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 2000. FAS 133 permits early adoption as of the beginning of any fiscal quarter after its issuance. FAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what effect FAS 133 will have on the earnings and financial position of the Company.

NOTE 23. SUBSEQUENT EVENTS (UNAUDITED)

The Company temporarily idled its West Elk underground mine in Gunnison County, Colorado, on January 28, 2000 following the detection of higher-than-normal levels of carbon monoxide in a portion of the mine. Higher-than-normal readings of carbon monoxide indicate that combustion is present somewhere within the affected portion of the mine. The Company has sealed the affected portion of the mine while it further isolates the affected area and determines the cause of and solutions to the problem. West Elk produced approximately 7.3 million tons of coal in 1999, employs approximately 300 people and generated approximately $13.1 million of the Company's total operating income in 1999. The Company does not believe the mine's closure will have a material long-term effect on the Company's financial condition, but it could have a material adverse effect on the Company's results of operations until the mine is reopened and fully operating.

     Ashland Inc., which owns approximately 58% of the outstanding common stock of the Company, announced on March 16, 2000 that its Board of Directors has declared a taxable distribution of approximately 17.4 million of its 22.1 million shares of the Company's common stock. The distribution will be in the form of a taxable dividend, to be distributed on or around March 27, 2000 to Ashland's stockholders of record as of March 24, 2000. Ashland also confirmed that it plans to dispose of its remaining 4.7 million shares of the Company's common stock in a tax efficent manner after the distribution, subject to then-existing market conditions.

     Subsequent to December 31, 1999, the Company's Board of Directors adopted a stockholder rights plan under which preferred share purchase rights ("Rights") are to be distributed as a dividend to holders of Company common stock on March 20, 2000 (the "Record Date"). The Rights will become exercisable only if a person or group (other than certain affiliated entities, including Ashland Inc., except in certain circumstances, an "Acquiring Person") acquires 20% or more of the Company common stock or announces a tender or exchange offer which would result in the Acquiring Person becoming the beneficial owner of 20% or more of the Company's outstanding shares of common stock. When exercisable, each Right entitles the holder to purchase 1/100 of a share of a series of junior participating preferred stock at an exercise price of $42 per 1/100 of a share, or in certain circumstances, will allow the holder (except for the Acquiring Person) to purchase common stock from the Company or voting stock of the Acquiring Person at one-half the then current market price. At its option, the Company's Board may allow holders (except for the Acquiring Person) to exchange their Rights for Company common stock. The Rights will expire on March 20, 2010, subject to earlier redemption by the Company.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)


NOTE 24. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly financial data for 1999 and 1998 is summarized below:

                                                                       March 31       June 30   Sept. 30       Dec. 31
------------------------------------------------------------------------------------------------------------------------------------
1999:
   Coal sales, equity income and other revenues........................$421,126       $391,292   $382,236       $ 372,728
   Income (loss) from operations.......................................  13,983/(1)/    20,739     12,602        (374,350)/(3)/
   Income (loss) before cumulative effect of accounting change.........  (2,380)         2,459     (1,820)       (348,352)
   Net income (loss)...................................................   1,433/(2)/     2,459     (1,820)       (348,352)
   Basic and diluted earnings (loss) per common share before
    cumulative effect of accounting change/(7)/........................   (0.06)          0.06      (0.05)          (9.12)
   Basic and diluted earnings (loss) per common share/(7)/.............    0.04           0.06      (0.05)          (9.12)
1998:
   Coal sales, equity income and other revenues........................$312,564/(4)/  $353,238   $424,123/(5)/  $ 415,710
   Income from operations..............................................  22,359         27,450     23,909          14,129/(6)/
   Income before extraordinary loss....................................  15,821         14,999        544             137
   Net income..........................................................  15,821         13,511        544             137
   Basic and diluted earnings per common share before
    extraordinary loss/(7)/............................................    0.40           0.38       0.01            0.00
   Basic and diluted earnings per common share/(7)/....................    0.40           0.34       0.01            0.00

(1) During the first quarter of 1999, the Company recorded a charge of $6.5 million related to severance costs, obligations for non-cancelable lease payments and a change in the reclamation liability due to the shut-down of the Company's Dal-Tex operation.
(2) During the first quarter of 1999, the Company changed its depreciation method on preparation plants and loadouts and recorded a cumulative effect adjustment which increased income by $3.8 million (net of tax) from applying the new method for years prior to 1999.
(3) During the fourth quarter of 1999, the Company recorded a one-time pre-tax charge of $364.6 million to write-down the assets at its Dal-Tex, Hobet 21 and Coal-Mac operations and write-down certain other coal reserves in central Appalachia and a $16.3 million pre-tax charge related to the restructuring of the Company's administrative work force and the closure of mines in Illinois, Kentucky and West Virginia.
(4) During the first quarter of 1998, the Company recorded gains on the sale of surplus land totaling $7.9 million.
(5) During the third quarter of 1998, the Company sold idle assets and reserves in eastern Kentucky for a gain of $18.5 million.
(6) During the fourth quarter of 1998, the Company sold its idle Big Sandy Terminal for a gain of $7.5 million. This was partially offset by a net unfavorable adjustment of $4.9 million associated with the Company's routine, periodic review of reclamation accruals.
(7) The sum of the quarterly earnings (loss) per common share amounts may not equal earnings (loss) per common share for the full year because per share amounts are computed independently for each quarter and for the year based on the weighted average number of common shares outstanding during each period.

                                                Arch Coal, Inc. and Subsidiaries

Selected Financial Information

(in thousands, except share and per share data)


                                                                                      Year Ended December 31,
                                                         ---------------------------------------------------------------------------
                                                         1999/(2,3)/      1998/(4,5)/      1997/(6,7)/        1996       1995/(8,9)/
---------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Coal sales, equity income and other revenues..........   $1,567,382       $1,505,635       $1,066,875    $780,621         $737,838
Costs and expenses:
  Cost of coal sales..................................    1,426,105        1,313,400          916,802     669,295          657,529
  Selling, general and administrative expenses........       46,357           44,767           28,885      20,435           19,680
  Amortization of coal supply agreements..............       36,532           34,551           18,063      12,604           13,374
  Write-down of impaired assets.......................      364,579               --               --          --           10,241
  Merger-related expenses.............................           --               --           39,132          --               --
  Restructuring expenses/(1)/.........................           --               --               --          --            8,250
  Other expenses......................................       20,835           25,070           22,111      22,175           18,739
                                                         ---------------------------------------------------------------------------
Income (loss) from operations.........................     (327,026)          87,847           41,882      56,112           10,025
Interest expense, net.................................       88,767           61,446           17,101      17,592           22,962
Provision (benefit) for income taxes..................      (65,700)          (5,100)          (5,500)      5,500           (1,900)
                                                         ---------------------------------------------------------------------------
Income (loss) before extraordinary loss
  and cumulative effective of accounting
  change..............................................     (350,093)          31,501           30,281      33,020          (11,037)
Extraordinary loss....................................           --           (1,488)              --          --               --
Cumulative effect of accounting change................        3,813               --               --          --               --
                                                         ---------------------------------------------------------------------------
Net income (loss).....................................   $ (346,280)      $   30,013       $   30,281   $  33,020         $(11,037)
                                                         ===========================================================================
Balance Sheet Data:
Total assets..........................................   $2,332,374       $2,918,220       $1,656,324   $ 885,521         $940,768
Working capital.......................................      (54,968)          20,176           40,904      33,166           40,077
Long-term debt, less current maturities...............    1,094,993        1,309,087          248,425     212,695          274,314
Other long-term obligations...........................      655,166          657,759          594,127     421,754          429,993
Stockholders' equity..................................      241,295          618,216          611,498     130,626          113,692
Common Stock Data:
Basic and diluted earnings (loss) per common
  share before extraordinary loss and
  cumulative effect of accounting change..............   $    (9.12)      $     0.79       $     1.00   $    1.58         $  (0.53)
Basic and diluted earnings (loss) per
  common share........................................   $    (9.02)      $     0.76       $     1.00   $    1.58         $  (0.53)
Dividends per share...................................   $      .46       $      .46       $     .445   $     .38         $    .32
Shares outstanding at year-end........................       38,164           39,372           39,658      20,948           20,948
Cash Flow Data:
Cash provided by operating activities.................   $  279,963       $  188,023       $  190,263   $ 138,471         $ 98,159
Depreciation, depletion and amortization..............      235,658          204,307          143,632     114,703          100,101
Purchases of property, plant and equipment............       98,715          141,737           77,309      62,490           80,347
Dividend payments.....................................       17,609           18,266           13,630       8,000            6,697
EBITDA/(10)/..........................................      325,949          313,500          224,646     170,815          128,617
Operating Data:
Tons sold.............................................      111,177           81,098           40,525      29,443           26,742
Tons produced.........................................      109,524           75,817           36,698      26,887           25,562
Tons purchased from third parties.....................        3,781            4,997            2,906       2,062            1,218

Selected Financial Information


(1) During 1995, the Company classified a restructuring charge as a separate component of costs and expenses. Subsequent to 1995, any restructuring charges have not been identified separately.
(2) The Company changed its depreciation method on preparation plants and loadouts during the first quarter of 1999 and recorded a cumulative effect of applying the new method for years prior to 1999 which resulted in a decrease to net loss in 1999 of $3.8 million net-of-tax.
(3) The loss from operations for 1999 reflects one-time pre-tax charges of $364.6 million related principally to the write-down of assets at its Dal-Tex, Hobet 21 and Coal-Mac operations and the write-down of certain other coal reserves in central Appalachia and a $23.1 million pre-tax charge related to the restructuring of the Company's administrative work force and the closure of mines in Illinois, Kentucky and West Virginia.
(4) Information for 1998 reflects the acquisition of Atlantic Richfield Company's domestic coal operations on June 1, 1998. As a result of the refinancing of Company debt resulting from the acquisition, the Company incurred an extraordinary charge of $1.5 million (net of tax benefit) related to the early extinguishment of debt which existed prior to the acquisition.
(5) Income from operations for 1998 reflects pre-tax gains of $41.8 million from the disposition of assets including $18.5 million and $7.5 million on the sale or certain assets and property in eastern Kentucky and the sale of the Company's idle Big Sandy Terminal, respectively.
(6)  Information for 1997 reflects the merger with Ashland Coal on July 1, 1997.
(7) Income from operations for 1997 reflects a $39.1 million charge in connection with the Ashland Coal merger comprised of termination benefits, relocation costs and costs associated with duplicate facilities.
(8) Income from operations for 1995 reflects charges of $18.5 million for restructuring and asset write-downs.
(9) On July 31, 1995, the Company sold its timber rights to approximately 100,000 acres of property in the eastern United States for a gain of $8.4 million.
(10) EBITDA is defined as income (loss) from operations before the effect of changes in accounting principles and extraordinary items (Note 2 above); merger-related costs, unusual items, asset impairment and restructuring charges (Notes 3, 4, 7 and 8 above); net interest expense; income taxes; depreciation, depletion and amortization of Arch Coal, its subsidiaries and its ownership percentage in its equity investments. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA should not be considered in isolation nor as an alternative to net income, operating income, cash flows from operations or as a measure of a company's profitability, liquidity or performance under U.S. generally accepted accounting principles. This measure of EBITDA may not be comparable to similar measures reported by other companies, or EBITDA may be computed differently by the Company in different contexts (i.e., public reporting versus computations under financing arrangements).

Directors

James R. Boyd  c d
Chairman of the Board, Arch Coal, Inc.;
Senior Vice President & Group Operating Officer, Ashland Inc.

Philip W. Block  d
Administrative Vice President of Human Resources, Ashland Inc.

Paul W. Chellgren  b* d
Chairman of the Board & Chief Executive Officer, Ashland Inc.

Ignacio Dominguez Urquijo  a c
Chief Executive Officer & Administrator, Carboex, S.A.;
Senior Vice President, Endesa Group

Thomas L. Feazell  b d*
Retired Senior Vice President, Ashland Inc.

Robert L. Hintz  a* b
Chairman of the Board, R.L. Hintz & Associates;
Retired Executive Vice President, CSX Corporation


Douglas H. Hunt   a b d
Director of Acquisitions, Petro-Hunt, L.L.C.

Steven F. Leer   b c
President & Chief Executive Officer, Arch Coal, Inc.

James L. Parker   a c*
President, Hunt Petroleum Corporation

A. Michael Perry   a c
Chairman of Bank One, West Virginia, N.A.

J. Marvin Quin   c
Senior Vice President & Chief Financial Officer, Ashland Inc.

Theodore D. Sands   a c d
President, HAAS Capital, LLC;
Retired Managing Director, Investment Banking for the Global Metals/Mining Group, Merrill Lynch & Co.

a  Audit Committee
b  Committee on Directors
c  Finance Committee
d  Personnel and  Compensation Committee
*  Committee Chairman



Officers

Executive Officers


Steven F. Leer
President & Chief Executive Officer

Kenneth G. Woodring
Executive Vice President, Mining Operations

John W. Eaves
Senior Vice President, Marketing

Bradley M. Allbritten
Vice President, Human Resources

C. Henry Besten Jr.
Chief Financial Officer &  Vice President, Strategic Marketing

Robert G. Jones
Vice President, Law & General Counsel

Terry L. O'Connor
Vice President, External Affairs

David B. Peugh
Vice President, Business Development

Robert W. Shanks
Vice President, Operations, &  President, Arch Western Resources, LLC


Other Officers

Larry R. Brown
Vice President & Chief Information Officer

William H. Rose
Vice President, Tax Planning

James E. Florczak
Treasurer

Rosemary L. Klein
Secretary & Assistant General Counsel

John W. Lorson
Controller

C. David Steele
Auditor

Stockholder Information


COMMON STOCK

Arch Coal's Common Stock is listed and traded on the New York Stock Exchange and also has unlisted trading privileges on the Chicago Stock Exchange. The ticker symbol is ACI.

                              Quarter Ended
                 ---------------------------------------
                 March 31   June 30   Sept. 30  Dec. 31
                   1998      1998       1998      1998
--------------------------------------------------------
Dividends per
common share      $  .115  $  .115    $  .115   $  .115
High              $29      $27 7/16   $25       $19 1/2
Low               $25 1/4  $23 1/4    $14 1/2   $14 7/16
Close             $27      $24 7/8    $14 7/8   $17 1/8

                              Quarter Ended
                  --------------------------------------
                  March 31   June 30  Sept. 30  Dec. 31
                   1999       1999      1999     1999
--------------------------------------------------------
Dividends per
common share      $  .115  $  .115    $  .115   $  .115
High              $16 3/4  $14 13/16  $15 5/16  $13
Low               $ 9 3/4  $10 13/16  $11 3/8   $ 8 3/4
Close             $13 1/4  $13 7/8    $12 5/16  $11 5/16

On March 8, 2000, Arch Coal's common stock closed at $8 1/8 on the New York Stock Exchange. At that date, there were 750 holders of record of Arch Coal's common stock.

DIVIDENDS

In 1999, Arch Coal paid dividends totaling $17.6 million, or $.46 per share, on its outstanding shares of common stock. In 1998, Arch Coal paid dividends totaling $18.3 million, or $.46 per share, on its outstanding shares of common stock. On February 24, 2000, Arch declared a quarterly dividend of 5.75 cents per share on the company's common stock which represents a 50% reduction in the company's recent quarterly dividends. The reduction is attributable to the company's goal to aggressively pay down debt. The company expects to continue paying regular cash dividends, although there is no assurance as to the amount or payment of dividends in the future because they are dependent on Arch Coal's future earnings, capital requirements and financial condition.

STOCK INFORMATION

Questions by stockholders regarding stockholder records, stock certificates, dividends, the Dividend Reinvestment Plan or other stock inquiries should be directed to:

First Chicago Trust Company of New York
a division of EquiServe
P.O. Box 2500
Jersey City, NJ 07303
Telephone: (800) 317-4445
Website: www.equiserve.com

FINANCIAL INFORMATION

Inquiries from stockholders and security analysts should be directed to:

Investor Relations
Arch Coal, Inc.
CityPlace One, Suite 300
St. Louis, MO 63141
Telephone: (314) 994-2700
Fax: (314) 994-2878

WEBSITE

Arch Coal's quarterly financial results as well as other corporate information are available at www.archcoal.com.

CORPORATE COMMUNICATIONS

Copies of the Securities and Exchange Commission Form 10-K are available without charge. Requests for this document and other inquiries should be directed to:

External Affairs
Arch Coal, Inc.
CityPlace One, Suite 300
St. Louis, MO 63141
Telephone: (314) 994-2700
Fax: (314) 994-2878

GENERAL OFFICES

Arch Coal, Inc.
CityPlace One, Suite 300
St. Louis, MO 63141
Telephone: (314) 994-2700

INDEPENDENT AUDITORS

Ernst & Young LLP
Suite 2100
400 West Market Street
Louisville, KY 40202


76