Form 10-K405, Exhibit 13
period 2000-12-31
ARCH COAL INC
filed 2001-03-16
CIK 1037676

ARCH COAL, INC.

2000
ANNUAL Report


MANAGEMENT'S DISCUSSION AND ANALYSIS


FORWARD-LOOKING STATEMENTS
This annual report includes forward-looking statements within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These statements may generally be identified by the use of words such as "estimate, " "expect," "anticipate,"believe," "intend," "plan," "continue," "may," will," "should" or "shall." The forward-looking statements contained in this report are based on expectations or assumptions, some or all of which may be incorrect and which are also subject to various risks and uncertainties that could cause actual results to differ materially from those projected in these statements. These expectations and assumptions include the Company's expectation of continued growth in the demand for electricity; belief that legislation and regulations relating to the Clean Air Act will increase demand for its coal; expectation of continued improved market conditions for the price of coal; expectation that the Company will continue to have adequate liquidity from its cash flow from operations, together with available borrowings under its credit facilities, to finance the Company's working capital needs and meet its debt reduction goals; and the other risks and uncertainties which are described below under "Contingencies" and "Certain Trends and Uncertainties."



RESULTS OF OPERATIONS

2000 COMPARED TO 1999

Net Income (Loss) The Company incurred a net loss of $12.7 million for the year ended December 31, 2000 compared to a net loss of $346.2 million for the year ended December 31, 1999. Results for 2000 were adversely impacted by the temporary idling of the West Elk mine in Gunnison County, Colorado. The mine was idled from January 28, 2000 to July 12, 2000, following the detection of combustion-related gases in a portion of the mine. The mine also experienced geological conditions that hindered production during the fourth quarter of 2000. During 2000, the mine contributed $41.5 million of coal sales and experienced an operating loss of $43.4 million (excluding insurance recoveries) compared to $110.3 million of coal sales and $13.1 million of operating income during 1999. Offsetting a portion of the loss at the West Elk mine were pre-tax partial insurance settlements aggregating $31.0 million received as part of the Company's coverage under its property and business interruption insurance policy.

Other factors affecting 2000 results included recent permit revisions at the Company's idle mine properties in Illinois, which reduced the Company's reclamation liability and created a pre-tax gain of $7.8 million at that location. In addition, the IRS issued a notice during 2000 outlining the procedures for obtaining tax refunds on certain excise taxes paid by the industry on export sales tonnage. The notice is a result of a 1998 federal district court decision that found such taxes to be unconstitutional. The Company recorded $12.7 million of pre-tax income related to these excise tax recoveries. The Company also settled certain workers' compensation liabilities with the state of West Virginia resulting in pre-tax gains of $21.8 million. This was partially offset by adjustments to other workers' compensation liabilities resulting from changes in estimates which caused increases to the liability of $13.5 million. During 2000, as a result of adjustments to employee postretirement medical benefits, the Company recognized $9.8 million of pre-tax curtailment gains resulting from previously unrecognized postretirement benefit changes which occurred from plan amendments in previous years. During 1999, the Company recorded a non-cash impairment charge of $364.6 million and charges of $23.1 million related to the restructuring of its administrative workforce and the closure of several operations. The Company also recorded a $112.3 million valuation allowance for a portion of its deferred tax assets and changed its method of depreciation on preparation plants and loadouts from straight-line to a units-of-production basis, which resulted in an increase to income of $3.8 million net-of-tax reported as a cumulative effect of accounting change in the consolidated statement of operations for 1999. All 1999 one-time charges are described in more detail in "1999 Compared to 1998", below.

Revenues Total revenues for the year ended December 31, 2000 were $1.4 billion, a decrease of 10% from the same period in the prior year as a result of several factors. These factors include reduced sales at the Company's West Elk mine as a result of the idling described above. Also, during the second half of 1999, the Company closed its Dal-Tex, Wylo and Arch of Illinois operations and two surface mines in Kentucky. Partially offsetting sales at the Company's closed eastern operations were increased sales at other eastern operations.

The resulting decrease in production and sales from the Company's eastern operations was partially offset by increased production and sales at the Company's Black Thunder mine in Wyoming when compared to 1999. As a result, on a per-ton-sold basis, the Company's average selling price of $12.72 decreased $.86 from the prior year primarily as a result of the increase in coal sales from the Company's western operations. Western coal, especially Powder River Basin coal, has a significantly lower average sales price than that of eastern coal, but is also significantly less costly to mine.

Income From Operations Excluding the decrease in income from operations compared to the prior year resulting from the temporary idling of the West Elk mine, the partial insurance settlements, the reclamation liability adjustment at Arch of Illinois, the excise tax recoveries, the workers' compensation adjustments, the postretirement medical benefit changes and the 1999 one-time impairment and restructuring charge (all described above), income from operations increased $0.2 million for the year ended December 31, 2000 when compared to the prior year. The increase in income from operations resulted primarily from ongoing improved performance at several of the Company's mines caused in part by the Company's continued focus on reducing costs and improving productivity, including improved performance and production at the Company's Black Thunder mine and reduced costs in the current year resulting from the closure of the Dal-Tex operation in July 1999. The Dal-Tex complex incurred production shortfalls, deterioration of mining conditions and resulting lower income contributions prior to its closing on July 23, 1999. Increased fuel costs of over $1.0 million per month compared to last year partially offset the increase in income from operations. Income from operations also declined at the Company's Mingo Logan longwall operation (Mountaineer Mine), where, despite the contribution of $39.3 million of income from operations, results were below the $46.6 million of income from operations for 1999. The decrease was primarily caused by depressed coal prices, generally less favorable mining conditions and increased mine development expenses associated with the start-up of operations in the Alma seam in preparation for moving longwall equipment into the newly developed seam in early 2001. Other factors that affected year-to-year comparisons were sales of surplus land which resulted in aggregate pre-tax gains of $12.1 million during the current year compared to $2.4 million in 1999. Also, during the year ended December 31, 1999, the Company sold a dragline at the Arch of Illinois operation resulting in a gain of $2.5 million and also had settlements with two suppliers that added $6.5 million to the prior year's results.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased $7.5 million from 1999. The decrease was attributable to cost savings resulting from the restructuring of the Company's administrative workforce that occurred during the fourth quarter of 1999.

Income Taxes The Company's effective tax rate is sensitive to changes in annual profitability and percentage depletion. During the fourth quarter of 1999, the Company determined that as it relates to future taxes, the Company did not anticipate recognizing all of its alternative minimum tax credit carry-forwards in the future and only expected to recognize part of the benefit of its deferred tax asset at the alternative minimum tax rate of approximately 24%. Management believes that taxable income will be generated by the Company in future periods that is consistent with historical income levels and will, more likely than not, permit the realization of the remaining net deferred tax assets at December 31, 2000.

Adjusted EBITDA Adjusted EBITDA (income (loss) from operations before the effect of changes in accounting principles and extraordinary items; merger-related costs, unusual items, asset impairment and restructuring charges; net interest expense; income taxes; and depreciation, depletion and amortization of the Company, its subsidiaries and its ownership percentage in its equity investments) was $315.2 million for the year ended December 31, 2000 compared to $325.9 million for the prior year. The decrease in adjusted EBITDA was primarily attributable to the continued negative impact of the idling at the West Elk mine (including insurance recoveries) and lower operating profit at the Mingo Logan Mountaineer Mine as described above. This was partially offset by improved performance at the Company's Black Thunder mine. Adjusted EBITDA should not be considered in isolation or as an alternative to net income, operating income, or cash flows from operations or as a measure of a company's profitability, liquidity or performance under generally accepted accounting principles.

1999 COMPARED TO 1998

Net Income(Loss) The Company incurred a net loss in 1999 of $346.3 million compared to net income of $30.0 million in 1998. The Company acquired the U.S. coal operations of Atlantic Richfield Company (the "Arch Western operations") effective June 1, 1998 (the "Arch Western transaction"). Consequently, 1999 results include operating results of the Arch Western operations for the entire year, whereas the prior year only includes results of the Arch Western operations from June 1, 1998, including a 65% share of Canyon Fuel Company, LLC ("Canyon Fuel") income, net of purchase accounting adjustments.

Results of operations for 1999 include various one-time charges which are detailed below.

During the fourth quarter of 1999, the Company determined that significant changes were necessary in the manner and extent in which certain central Appalachia coal assets would be deployed. The anticipated changes were determined during the Company's annual planning process and were necessitated by the adverse legal and regulatory rulings related to surface mining techniques (see additional discussion in the "Contingencies -- Legal Contingencies -- Dal-Tex Litigation" section of this report) as well as the continued negative pricing trends related to central Appalachia coal production experienced by the Company. As a result of the planned changes in the deployment of its long-lived assets in the central Appalachia region and pursuant to FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, the Company evaluated the recoverability of its active mining operations and its coal reserves for which no future mining plans exist. This evaluation indicated that the future undiscounted cash flows of three mining operations, Dal-Tex, Hobet 21 and Coal-Mac, and certain coal reserves with no future mining plans were below the carrying value of such long-lived assets. Accordingly, during the fourth quarter of 1999, the Company adjusted the operating assets and coal reserves to their estimated fair value of approximately $99.7 million, resulting in a non-cash impairment charge of $364.6 million (including $50.6 million relating to operating assets and $314.0 million relating to coal reserves). The estimated fair value for the three mining operations was based on anticipated future cash flows discounted at a rate commensurate with the risk involved. The cash flow assumptions used in this determination are consistent with the Company's future plans for those operations and consider the impact of inflation on coal prices and operating costs which are expected to offset each other. The estimated fair value for the coal reserves with no future mining plans was based upon the fair value of these properties to be derived from subleased operations. Management does not expect the impairment charge to have a material impact on the operating results of the Company in any future period.

During 1999, the Company also recorded pre-tax charges totaling $23.1 million related to (i) the restructuring of its administrative workforce; (ii) the closure of its Dal-Tex mine in West Virginia due to permitting problems; and
(iii) the closure of several mines in Kentucky (Coal-Mac) and the one remaining underground mine in Illinois due to depressed coal prices, which was caused in part by increased competition from western coal mines. Of the $23.1 million charge, $20.3 million was recorded in cost of coal sales, $2.3 million was recorded in selling, general and administrative expenses and $0.5 million was recorded in other expenses in the consolidated statements of operations. The following are the components of severance and other exit costs included in the restructuring charge along with related 2000 and 1999 activity:

                                                                           Balance at                    Balance at
                                                    1999     Utilized     December 31,     Utilized     December 31,
(in thousands)                                    Charge      in 1999            1999       in 2000            2000
===================================================================================================================
Employee costs                                  $  7,354     $    704        $  6,650      $  5,184        $  1,466
Obligations for non-cancelable lease payments      9,858          484           9,374         9,374               -
Reclamation liabilities                            3,667        1,200           2,467         2,467               -
Depreciation acceleration                          2,172        2,172               -             -               -
-------------------------------------------------------------------------------------------------------------------
                                                $ 23,051     $  4,560        $ 18,491      $ 17,025        $  1,466
===================================================================================================================

Except for the charge related to depreciation acceleration, all of the 1999 restructuring charge required the Company to use cash. Also, except for amounts attributable to retiree healthcare, the Company utilized the balance of the amounts reserved for employee costs in 2000.

The Company idled the Dal-Tex operation on July 23, 1999 due to a delay in obtaining new mining permits which resulted from legal action in the U.S. District Court for the Southern District of West Virginia (see additional discussion in the "Contingencies - Legal Contingencies - Dal-Tex Litigation" section of this report). The Wylo operation ceased production in December 1999 due to the depletion of its recoverable reserves. The Arch of Illinois underground operation, which had remained operative after the closing of the Arch of Illinois surface operation in 1998, was closed in December 1999 due to a lack of demand for the mine's high-sulfur coal. Demand for high-sulfur coal has declined rapidly as a result of the stringent Clean Air Act requirements that are driving a shift to low-sulfur coal. The two small surface mines in Kentucky affiliated with the Coal-Mac operation were closed because their cost structures were not competitive in the then-existing market environment.

Revenues for closed operations as a percent of total revenues for the Company were as follows:

Year ended                                                        1999     1998
================================================================================

Arch of Illinois (Idled 12/99)                                      3%       3%
Wylo (Idled 12/99)                                                  2%       3%
Coal-Mac (Idled 12/99)                                              1%       2%
Dal-Tex (Idled 7/99)                                                3%       7%


During 1999, the Company also recorded a $112.3 million valuation allowance for a portion of its deferred tax assets that management believes, more likely than not, will not be realized. Prior to the year ended December 31, 1999, the Company's internal forecast of book and taxable income provided sufficient anticipated future taxable income to recognize deferred tax assets in full. However, a combination of factors arising during 1999 resulted in a determination that, as of December 31, 1999, a valuation allowance of $112.3 million was appropriate. These factors were: (a) a significant increase in the amount of the Company's gross tax assets attributable to temporary differences arising from the 1999 impairment charge and (b) unfavorable adjustments to forecasted future income attributable to (i) the effect of the Dal-Tex litigation on future mountain top mining activities in West Virginia and (ii) persistent negative trends in prices for the Company's compliance coal.

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

Revenues Total revenues increased in 1999 from 1998 by 4.1% primarily as a result of the inclusion of a full year of operating results from the Arch Western operations compared to only seven months of operating results from the Arch Western operations in 1998. Revenues were also favorably impacted by increased production and sales at the Company's Samples mine. The increase was partially offset by reduced production and sales at the Company's Dal-Tex and Wylo operations, both located in central Appalachia, and the Company's Arch of Illinois surface operation. The Wylo and Arch of Illinois surface operations ceased production in December 1999 and June 1998, respectively, due to the depletion of their recoverable coal reserves. As planned, the Company idled the Dal-Tex operation on July 23, 1999 due to a delay in obtaining new mining permits which resulted from legal action in the U.S. District Court for the Southern District of West Virginia (the "Dal-Tex Litigation") (see additional discussion in the "Contingencies - Legal Contingencies - Dal-Tex Litigation" section of this report). On a per-ton-sold basis, the Company's average selling price decreased by $4.03, primarily because of the inclusion of the Arch Western operations for all of 1999 compared to only seven months during 1998. Western coal has a significantly lower average sales price than that provided from the Company's eastern coal operations, due in part to the lower Btu content of Powder River Basin coal.

Income From Operations Excluding the one-time charges discussed above, income from operations decreased $27.2 million despite the inclusion of the Arch Western operations for the entire year compared to only seven months in 1998. Net gains on the disposition of assets were $7.5 million in 1999 compared to $41.5 million in 1998. The gain in 1998 included a pre-tax gain of $18.5 million on the sale of certain idle properties in eastern Kentucky and a pre-tax gain of $7.5 million on the sale of the Company's idle Big Sandy Terminal. The operating results in 1999 also include pre-tax gains of $6.5 million related to settlements with various suppliers. Operating results in 1999 were negatively affected by production shortfalls, deterioration of mining conditions and resulting lower operating income from the Company's idled Dal-Tex mine complex. Operating results were also negatively affected in 1999 at Mingo Logan, where, despite another strong year from the Company's longwall operation (Mountaineer
Mine) which contributed $46.6 million of income to the Company's results of operations, results were significantly below the $77.8 million contributed to income from operations in 1998. The decrease was primarily caused by depressed coal prices, generally less favorable mining conditions and increased mine development expenses associated with the start-up of the Alma seam during 1999. The Mountaineer Mine contributed 12% and 15% of the Company's coal sales revenues in 1999 and 1998, respectively. During the first half of 1999, the Company continued to experience production shortfalls and operating challenges at its Black Thunder mine in Wyoming due to geologic, water drainage and sequencing problems. The negative impacts discussed above were partially offset by lower operating losses in 1999 at the Arch of Kentucky operation compared to 1998. The Arch of Kentucky operation shut-down in January of 1998. Results during 1998 were impacted by the costs associated with the shut-down of that operation.

Selling General and Administrative Expenses Selling, general and administrative expenses increased $1.6 million primarily due to the inclusion of the Arch Western operations for the entire year compared to only seven months in 1998, the restructuring charge (see discussion above) and additional legal and other expenses related to surface-mining issues in West Virginia.

Sales Contract Amortization Sales contract amortization increased $2.0 million primarily from the inclusion of a full year of the Arch Western operations compared to seven months in 1998.

Interest Expense Interest expense increased $27.9 million due to the increase in debt associated with the June 1998 Arch Western transaction.

Income Taxes The income tax benefit recorded in 1999 resulted from the generation of the pre-tax loss (primarily attributable to the asset impairment and restructuring charges) offset by the valuation allowance recorded against the Company's deferred tax assets. The Company's effective tax rate is also sensitive to changes in annual profitability and percentage depletion.

Adjusted EBITDA Adjusted EBITDA was $325.9 million for 1999 compared to $313.5 million for 1998. The increase in adjusted EBITDA was primarily attributable to the additional sales that resulted from the inclusion of an entire year of Arch Western compared to only seven months in 1998.




OUTLOOK

West Elk Mine On July 12, 2000, the Company resumed production at the West Elk underground mine in Gunnison County, Colorado, and after experiencing geological conditions that hindered production during the fourth quarter, the mine returned to normal levels of production by the end of the year. West Elk had been idle since January 28, 2000, following the detection of combustion-related gases in a portion of the mine. The Company incurred between $4 million and $6 million per month in after-tax losses while the mine was idled. Additional fire-related costs were incurred at the West Elk mine following the resumption of mining activities and will continue to be incurred in 2001 as the Company reclaims drilling sites and roads and eventually dismantles pumping equipment. To date, the Company has received and recognized aggregate pre-tax partial insurance payments of $31 million that cover a portion of the losses incurred at West Elk. The Company expects to receive additional insurance payments under its property and business interruption policy. Any additional recovery, however, will depend on resolution of the Company's claim with the insurance carrier, the timing of which is uncertain.

West Virginia Operations On October 20, 1999, the U.S. District Court for the Southern District of West Virginia permanently enjoined the West Virginia Division of Environmental Protection (DEP) from issuing any permits that authorize the construction of valley fills as part of coal mining operations. The West Virginia DEP complied with the injunction by issuing an order banning the issuance of permits for the construction of nearly all new valley fills and the expansion of nearly all existing valley fills. On October 29, 1999, the district court granted a stay of its injunction, pending the outcome of an appeal of the court's decision filed by the West Virginia DEP with the U.S. Court of Appeals for the Fourth Circuit. The West Virginia DEP rescinded its order in response to the stay granted by the court. The U.S. Court of Appeals for the Fourth Circuit heard oral arguments in this case on December 7, 2000 and is expected to render an opinion in the first half of 2001. The Company cannot predict the outcome of the West Virginia DEP's appeal to the Fourth Circuit. If, however, the district court's ruling is not overturned or if a legislative or other solution is not achieved, the Company and other coal producers in West Virginia may be forced to close all or a portion of coal mining operations in West Virginia, to the extent those operations are dependent on the use of valley fills.

The injunction discussed above was entered as part of the litigation that caused a delay in obtaining mining permits for the Company's Dal-Tex operation described under "Contingencies--Legal Contingencies--Dal-Tex Litigation." As a result of the delay, the Company idled its Dal-Tex mining operation on July 23, 1999. If all necessary permits are obtained, which is not expected to occur until mid-2001 at the earliest, and the injunction is withdrawn by the Fourth Circuit, then the Company may determine to reopen the mine subject to then-existing market conditions.

Previously, the Company had disclosed that longwall mineable reserves at Mingo Logan were likely to be exhausted during 2002. As a result of improvements to the mine plan, the Company now believes that longwall mining at that operation can be extended for an additional twelve months.

Coal Markets Although the Company continues to be adversely affected by coal contracts priced during weak market conditions, there have been developments that may translate into improved market conditions for coal in the future. A normal winter during 2000/2001 and continued growth of the "digital" economy have created an increased demand for electricity. In addition, as of December 2000, the price of natural gas has more than doubled since December 1999. Hydroelectric power conditions are weaker than normal due to dry conditions. No domestic nuclear plants are currently in the permitting stage, while the anticipated construction of several new coal-fired power plants has been announced. Also, since late July, quoted and spot prices for coal produced in the regions in which the Company operates have risen. Although the Company has virtually all of its anticipated 2001 production already committed and priced, approximately 30%, 50% and 75% of its 2002, 2003 and 2004 estimated production, respectively, will be available for market pricing.

The Company continues to take steps to match production levels to market needs. The Company has ceased production at its Coal Creek surface mine in Campbell County, Wyoming. The resulting idling does not have a material impact on the Company's revenues or results of operations.

Low-Sulfur Coal Producer The Company continues to believe that it is well positioned to capitalize on the continuing growth in demand for low-sulfur coal to produce electricity. With Phase II of the Clean Air Act in effect, compliance coal has captured a growing share of United States coal demand and commands a higher price than high-sulfur coal in the marketplace. Compliance coal is coal that meets the requirements of Phase II of the Clean Air Act without the use of expensive scrubbing technology. All of the Company's western coal production and approximately half of its eastern production is compliance quality. Approximately 68% of the Company's coal reserves are compliance quality while an additional 22% is low sulfur, or coal that emits between 1.2 and 2.5 pounds of sulfur dioxide when burned.

Chief Objectives The Company continues to focus on realizing the potential of its assets and maximizing stockholder value by making decisions based upon the following: (1) aggressively paying down debt, (2) further strengthening cash generation, (3) improving earnings, (4) increasing productivity, (5) reducing costs, and (6) building on its leading position at its large low-cost mines in its target coal-producing basins. The Company is aggressively pursuing cost savings which, together with improved productivity, are designed to enable the Company to achieve these financial objectives. In addition to the corporate-wide restructuring in late 1999 that resulted in a substantial reduction in operating costs for the current year and which the Company expects will also substantially reduce operating costs in future years, the Company recently initiated a cost reduction effort targeting key cost drivers at each of the Company's captive mines which is expected to result in cost savings in 2001. The Company is also exploring Internet-based solutions that could reduce costs, especially in the procurement area.

The Company repaid $30.2 million of debt during 2000 despite lower cash generation and increased expenditures related to the idling of the West Elk mine, a net payment of $31.6 million to purchase assets out of an operating lease, and making the second of five annual payments of $31.6 million for the Thundercloud federal reserve lease (which was acquired in 1998). The Company anticipates continuing to make substantial progress toward reducing debt in the future.

Public Stock Offering On February 22, 2001, the Company completed a public offering of 9,927,765 shares of its common stock including the remaining 4,756,968 shares held by its then largest stockholder, Ashland Inc. The net proceeds of $93.2 million from the shares sold directly by the Company from the offering were used to pay down debt.



LIQUIDITY AND CAPITAL RESOURCES

The Company generally satisfies its working capital requirements and funds its capital expenditures and debt-service obligations with cash generated from operations. The Company believes that cash generated from operations and its borrowing capacity will be sufficient to meet its working capital requirements, anticipated capital expenditures and scheduled debt payments for at least the next several years. The Company's ability to satisfy debt service obligations, to fund planned capital expenditures, to make acquisitions and to pay dividends will depend upon its future operating performance, which will be affected by prevailing economic conditions in the coal industry and financial, business and other factors, some of which are beyond the Company's control.

The following is a summary of cash provided by or used in each of the indicated types of activities during the past three years:

Year ended December 31 (in thousands)                           2000          1999            1998
==================================================================================================
Cash provided by (used in):

  Operating activities                                   $   135,772    $  279,963    $    188,023

  Investing activities                                      (107,496)      (84,358)     (1,271,371)

  Financing activities                                       (25,531)     (219,736)      1,101,585

Cash provided by operating activities decreased in 2000 compared to 1999 due to decreases in cash provided from equity investments and coal sales, along with increased costs resulting from the temporary idling of the West Elk mine and increased fuel costs. The decrease in cash provided from equity investments results primarily from the amendment in the prior year of a coal supply agreement with the Intermountain Power Agency, which was a significant portion of the $83.2 million cash distribution from Canyon Fuel to the Company during 1999. Proceeds from the amendment had no effect on net income. Cash provided by operating activities increased in 1999 compared to 1998 primarily as a result of increased operating activity from the Arch Western transaction (which was included for the full year of 1999 compared to only seven months in 1998), including distributions from the Company's investment in Canyon Fuel. This increase was partially offset by increased interest payments resulting from increased borrowings associated with the Arch Western transaction and less favorable operating results in 1999 as discussed previously.

Cash used in investing activities increased in 2000 compared to 1999 primarily as a result of the Company making the second of five annual payments under the Thundercloud federal lease, which is part of the Black Thunder mine in Wyoming. The first payment was made at the time of the acquisition of the lease in 1998. The remaining three payments are due each January of the years 2001 through 2003. In addition, during 2000, the Company purchased all remaining assets under a 1998 sale and leaseback arrangement for $45.0 million. The decrease in cash used for investing activities in 1999 compared to 1998 primarily resulted from the payment of $1.1 billion in cash in the Arch Western transaction.

Cash provided by (used in) financing activities reflects reduced debt payments in 2000 compared to the prior year. In addition, during the second quarter of 2000, the Company entered into a sale and leaseback of certain equipment which resulted in net proceeds of

$13.4 million. Dividend payments have decreased $8.8 million in 2000 as compared to the prior year, resulting from a decrease in shares outstanding and a reduction in the quarterly dividend from 11.5 cents per share to 5.75 cents per share. The dividend reduction is attributable to the Company's goal to aggressively pay down debt. Cash used in financing activities during 1999 principally reflects debt reduction while cash provided by financing activities in 1998 reflects an increase in borrowings of $1.1 billion associated with the Arch Western transaction.

Expenditures for property, plant and equipment were $115.1 million, $98.7 million and $141.7 million for 2000, 1999 and 1998, respectively. Capital expenditures are made to improve and replace existing mining equipment, expand existing mines, develop new mines and improve the overall efficiency of mining operations.

At December 31, 2000, there was $235.6 million available under the Company's revolving credit facility. Financial covenants contained in the Company's credit facilities consist of a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum net worth test. The leverage ratio requires that the Company not permit the ratio of total indebtedness at the end of any calendar quarter to adjusted EBITDA for the four quarters then ended to exceed a specified amount. The fixed charge coverage ratio requires that the Company not permit the ratio of the Company's adjusted EBITDA plus lease expense to interest expense plus lease expense for the four quarters then ended to be less than a specified amount. The net worth test requires that the Company not permit its net worth to be less than a specified amount plus 50% of cumulative net income. In addition, the covenants required the pledging of assets to collateralize the term loan and the $600 million revolver. The assets pledged include equity interests in wholly owned subsidiaries, certain real property interests, accounts receivable and inventory of the Company. The Company was in compliance with these financial covenants at December 31, 2000.

At December 31, 2000, debt amounted to $1.151 billion, or 84% of capital employed, compared to $1.181 billion, or 83% of capital employed, at December 31, 1999. Based on the current level of consolidated indebtedness and prevailing interest rates, the Company's debt service in 2001, including interest payments and expected payments associated with the revolving credit facility and the debt reduction from the proceeds of the public stock offering, is estimated to be approximately $250 million.

The Company periodically establishes uncommitted lines of credit with banks. These agreements generally provide for short-term borrowings at market rates. At December 31, 2000, there were $20 million of such agreements in effect, none of which were outstanding.

The Company is exposed to market risk associated with interest rates. At December 31, 2000, debt included $1.142 billion of floating-rate debt, for which the rate of interest is, at the Company's option, the PNC Bank base rate or a rate based on LIBOR and current market rates for bank lines of credit. To manage this exposure, the Company enters into interest-rate swap agreements to modify the interest-rate characteristics of outstanding Company debt. At December 31, 2000, the Company had interest-rate swap agreements having a total notional value of $767.5 million. These swap agreements are used to convert variable-rate debt to fixed-rate debt. Under these swap agreements, the Company pays a weighted average fixed rate of 6.16% (before the credit spread over LIBOR) and receives a weighted average variable rate based upon 30-day and 90-day LIBOR. The Company accrues amounts to be paid or received under interest-rate swap agreements over the lives of the agreements. These amounts are recognized as adjustments to interest expense over the lives of agreements, thereby adjusting the effective interest rate on the Company's debt. The fair value of the swap agreements is not recognized in the financial statements. Gains and losses on terminations of interest-rate swap agreements are deferred on the balance sheet (in other long-term liabilities) and amortized as an adjustment to interest expense over the remaining term of the terminated swap agreement. The remaining terms of the swap agreements at December 31, 2000 ranged from 20 to 54 months. All instruments are entered into for other than trading purposes.

The discussion below presents the sensitivity of the market value of the Company's financial instruments to selected changes in market rates and prices. The range of changes reflects the Company's view of changes that are reasonably possible over a one-year period.

Market values are the present value of projected future cash flows based on the market rates and prices chosen. The major accounting policies for these instruments are described in Note 1 to the consolidated financial statements.

Changes in interest rates have different impacts on the fixed-rate and variable-rate portions of the Company's debt portfolio. A change in interest rates on the fixed portion of the debt portfolio impacts the net financial instrument position but has no impact on interest incurred or cash flows. A change in interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows but does not impact the net financial instrument position.

The sensitivity analysis related to the fixed portion of the Company's debt portfolio assumes an instantaneous 100-basis-point move in interest rates from their levels at December 31, 2000 with all other variables held constant. A 100-basis-point decrease in market interest rates would result in an increase in the net financial instrument position of the fixed portion of debt (the swaps) of $13.2 million at December 31, 2000. Based on the variable-rate debt included in the Company's debt portfolios as of December 31, 2000, after considering the effect of the swap agreements, a 100-basis-point increase in interest rates would result in an annualized additional $3.7 million of interest expense incurred based on December 31, 2000 debt levels.


CONTINGENCIES

RECLAMATION

The federal Surface Mining Control and Reclamation Act of 1977 ("SMCRA") and similar state statutes require that mine property be restored in accordance with specified standards and an approved reclamation plan. The Company accrues for the costs of final mine closure reclamation over the estimated useful mining life of the property. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Other costs of final mine closure common to surface and underground mining are related to reclaiming refuse and slurry ponds, eliminating sedimentation and drainage control structures and dismantling or demolishing equipment or buildings used in mining operations. The Company also accrues for significant reclamation that is completed during the mining process prior to final mine closure. The establishment of the final mine closure reclamation liability and the other ongoing reclamation liabilities are based upon permit requirements and require various estimates and assumptions, principally associated with costs and productivities.

The Company reviews its entire environmental liability periodically and makes necessary adjustments, including permit changes and revisions to costs and productivities to reflect current experience. These adjustments are recorded to cost of coal sales. Adjustments in 2000 resulted in $9.2 million of pre-tax gains. The adjustments occurred principally as a result of recent permit revisions at the Company's idle mine properties in Illinois. Adjustments recorded in 1999 resulted in a $4.3 million charge to expense. The Company's management believes it is making adequate provisions for all expected reclamation and other associated costs.

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

Dal-Tex Litigation On July 16, 1998, ten individuals and The West Virginia
------------------
Highlands Conservancy filed suit in the U.S. District Court for the Southern District of West Virginia against the director of the West Virginia Division of Environmental Protection ("DEP") and officials of the U.S. Army Corps of Engineers ("Corps") alleging violations of SMCRA, the Clean Water Act and the National Environmental Policy Act of 1969 ("NEPA"). Specifically, plaintiffs made the following allegations in the suit: (i) the Corps violated NEPA by approving mining permits without the preparation of an environmental impact statement ("EIS") under NEPA that would evaluate the environmental effects of mountaintop mining and the construction of valley fills; (ii) the Corps violated the Clean Water Act by issuing generic Section 404 dredge and fill permits rather than site-specific individual permits; (iii) the West Virginia DEP has failed to require the restoration of mined lands to approximate original contour and has not enforced approved post-mining land uses following reclamation; and
(iv) the West Virginia DEP lacked authority to issue permits for the construction of valley fills.

Nine permits held by four indirect, wholly-owned subsidiaries of the Company were identified in the complaint as violating the legal standards that the plaintiffs requested the court to interpret. In addition, pending permit applications for the Company's Dal-Tex mining operations, which are operated by its subsidiary, Hobet Mining, Inc., were specifically identified as permits that should be enjoined from issuance. These permit applications, known as the Spruce Fork permits, include a SMCRA mining permit application requesting authorization from the West Virginia DEP to commence surface mining operations and a Section 404 permit application requesting authorization from the Corps to construct a valley fill. The Company intervened in the lawsuit in support of the Corps and the West Virginia DEP on August 6, 1998.

Settlement Agreement A settlement between the plaintiffs and the Corps, which was reached on December 23, 1998, resolved the Clean Water Act and NEPA claims against the Corps, except those relating to the Spruce Fork permits. The settlement agreement requires the Corps, in cooperation with other agencies, to prepare a programmatic EIS on the effects of valley fills on streams and the environment. This EIS was scheduled to be completed by January 2001. This date, however, was not met, and there has been no indication from the Corps as to when the EIS will be completed. Until it is completed, an individual Clean Water Act
Section 404 dredge and fill permit must be obtained prior to the construction of any valley fill greater than 250 acres. The Company's Hobet Mining subsidiary later agreed to apply for an individual Section 404 permit for the Dal-Tex valley fill, which will require the preparation of an EIS to evaluate the effects of the valley fill on the environment.

Preliminary Injunction Subsequent to the settlement agreement, the West Virginia DEP approved the Spruce Fork SMCRA permit. Plaintiffs sought a preliminary injunction staying the Spruce Fork permit and enjoining the Company from future operations on the permit until a full trial on the merits could be held. The district court issued the preliminary injunction on March 3, 1999. As a result, the Company idled the Dal-Tex mine on July 23, 1999.

Consent Decree On July 26, 1999, the plaintiffs and the West Virginia DEP submitted a proposed consent decree which would resolve the remaining issues in the case, except those relating to the West Virginia DEP's authority to issue permits for the construction of valley fills. Pursuant to the proposed consent decree, the West Virginia DEP agreed in principle to amend its regulations and procedures to correct alleged deficiencies. In addition, the parties agreed in principle on a new definition of approximate original contour as it applies to mountaintop mining, as well as to certain regulatory changes involving post-mining land uses. The Company's Hobet Mining subsidiary agreed as part of the consent decree to revise portions of its Spruce Fork permit applications to conform to the new definition of approximate original contour to be adopted by the West Virginia DEP. After inviting public comment on the proposed consent decree, the court entered the consent decree in a final order on February 17, 2000, and the West Virginia legislature approved the West Virginia DEP's proposed statutory and regulatory changes to implement the consent decree on April 3, 2000.

Permanent Injunction On October 20, 1999, the district court addressed the remaining counts in the plaintiff's complaint by issuing a permanent injunction against the West Virginia DEP enjoining the issuance of any new permits that authorize the construction of valley fills as part of mining operations. The West Virginia DEP complied with the injunction by issuing an order banning the issuance of permits for nearly all new valley fills and the expansion of existing valley fills. The West Virginia DEP also filed an appeal of the district court's decision with the U.S. Court of Appeals for the Fourth Circuit. On October 29, 1999, the district court granted a stay of its decision, pending the outcome of the appeal. The West Virginia DEP rescinded its administrative order on November 1, 1999 in response to the district court's action.

The U.S. Court of Appeals for the Fourth Circuit heard oral arguments in this case on December 7, 2000 and is expected to render an opinion in the first half of 2001. The Company cannot predict the outcome of the West Virginia DEP's appeal. If the district court's decision is upheld, the Company, and other coal producers, may be forced to close all or a portion of mining operations in West Virginia, to the extent those operations are dependent on the use of valley fills. If the Company is successful on appeal, then it could be required to complete the EIS for the Section 404 dredge and fill permit and comply with the conditions imposed on the Spruce Fork permit as a result of the consent decree, each of which could delay the issuance of the Spruce Fork permit and, consequently, the reopening of the mine until mid-2001 at the earliest. If all necessary permits are issued, the Company may determine to reopen the mine subject to then-existing market conditions.

Cumulative Hydrologic Impact Assessment ("CHIA") Litigation On January 20, 2000,
-----------------------------------------------------------
two environmental organizations, the Ohio Valley Environmental Coalition and the Hominy Creek Watershed Association, filed suit against the West Virginia DEP in U.S. District Court in Huntington, West Virginia. In addition to allegations that the West Virginia DEP violated state law and provisions of the Clean Water Act, the plaintiffs allege that the West Virginia DEP's issuance of permits for surface and underground coal mining has violated certain non-discretionary duties mandated by SMCRA. Specifically, the plaintiffs allege that the West Virginia DEP has failed to require coal operators seeking permits to conduct water monitoring to verify stream flows and ascertain water quality, to always include certain water quality information in their permit applications and to analyze the probable hydrologic consequences of their operations. The plaintiffs also allege that the West Virginia DEP has failed to analyze the cumulative hydrologic impact of mining operations on specific watersheds.

The plaintiffs sought an injunction to prohibit the West Virginia DEP from issuing any new permits which fail to comply with all of the elements identified in their complaint. The complaint identifies, and sought to enjoin, three pending permits that are sought by the Company's Mingo Logan subsidiary to continue existing surface mining operations at the Phoenix reserve. On January 15, 2001, the West Virginia DEP notified the plaintiffs that the Company has completed all steps necessary to obtain the permits. A hearing was held in late February and early March 2001 in the plaintiffs' motion for a preliminary injunction seeking to enjoin the DEP's decision to issue the permits. On March 8, 2001, the Court denied the plaintiffs' motion for a preliminary injunction. If the plantiffs ultimately prevail in this litigation, the Company's ability to mine surface coal at Mingo Logan could be adversely affected and, depending upon the length of the suspension, the effect could be material. This matter does not affect Mingo Logan's existing permits related to underground operations.

Lone Mountain Litigation On October 24, 1996, the rock strata overlaying an
------------------------
abandoned underground mine adjacent to the coal-refuse impoundment used by the Lone Mountain preparation plant failed, resulting in the discharge of approximately 6.3 million gallons of water and fine coal slurry into a tributary of the Powell River in Lee County, Virginia. The U.S. Department of the Interior notified the Company of its intention to file a civil action under the Clean Water Act and the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") to recover alleged natural resource damages suffered as a result of the discharge. The Company and the Interior

Department have reached an agreement in principle to settle this matter, which would require a payment of $2.5 million by the Company. The settlement is subject to the Company and the Interior Department entering into a definitive agreement. The Interior Department initiated the final administrative steps to complete settlement of this claim, and following a period of public comment, the Company expects to make the settlement payment during the first quarter of 2001. The Company's consolidated balance sheet as of December 31, 2000 reflects a reserve for the full amount of this settlement.


CERTAIN TRENDS AND UNCERTAINTIES

SUBSTANTIAL LEVERAGE - VARIABLE INTEREST RATE - COVENANTS

As of December 31, 2000, the Company had outstanding consolidated indebtedness of $1.151 billion, representing approximately 84% of the Company's capital employed. As a result, the Company has significant debt service obligations, and the terms of its credit agreements limit its flexibility and result in a number of limitations on the Company. Aggregate scheduled future principal payments on the Company's indebtedness are $33.6 million in 2001, $60.5 million in 2002, $1.1 billion in 2003, $.6 million in 2004, $.6 million in 2005 and $2.9 million thereafter. The Company also has significant lease and royalty obligations. The Company's ability to satisfy debt service, lease and royalty obligations and to effect any refinancing of its indebtedness will depend upon future operating performance, which will be affected by prevailing economic conditions in the markets that the Company serves and financial, business and other factors, many of which are beyond the Company's control. The Company may be unable to generate sufficient cash flow from operations and future borrowings or other financings may be unavailable in an amount sufficient to enable it to fund its debt service, lease and royalty payment obligations or its other liquidity needs.

The Company's relative amount of debt and the terms of its credit agreements could have material consequences to its business, including, but not limited to:
(i) making it more difficult to satisfy debt covenants and debt service, lease payment and other obligations; (ii) making it more difficult to pay quarterly dividends as the Company has in the past; (iii) increasing the Company's vulnerability to general adverse economic and industry conditions; (iv) limiting the Company's ability to obtain additional financing to fund future acquisitions, working capital, capital expenditures or other general corporate requirements; (v) reducing the availability of cash flow from operations to fund acquisitions, working capital, capital expenditures or other general corporate purposes; (vi) limiting the Company's flexibility in planning for, or reacting to, changes in the Company's business and the industry in which the Company competes; and (vii) placing the Company at a competitive disadvantage when compared to competitors with less relative amounts of debt.

A significant portion of the Company's indebtedness bears interest at variable-rates that are linked to short-term interest rates. If interest rates rise, the Company's costs relative to those obligations would also rise.

Terms of the Company's credit facilities and leases contain financial and other covenants that create limitations on the Company to, among other things, effect acquisitions or dispositions and borrow additional funds and require the Company to, among other things, maintain various financial ratios and comply with various other financial covenants. Failure by the Company to comply with such covenants could result in an event of default under these agreements which, if not cured or waived, would enable the Company's lenders to declare amounts borrowed due and payable or otherwise result in unanticipated costs.

LOSSES

The Company had a net loss of $12.7 million for the year ended December 31, 2000. The losses in 2000 were primarily attributable to the temporary idling of the West Elk mine in Colorado following the detection of combustion-related gases in a portion of the mine.

Because the coal mining industry is subject to significant regulatory oversight and due to the continuing possibility of adverse pricing trends or other industry trends beyond the Company's control, the Company may suffer losses in the future if legal and regulatory rulings, mine idlings and closures, adverse pricing trends or other factors continue to affect the Company's ability to mine and sell coal profitably.

ENVIRONMENTAL AND REGULATORY FACTORS

Federal, state and local governmental authorities regulate the coal mining industry on matters as diverse as employee health and safety, air quality standards, water pollution, groundwater quality and availability, plant and wildlife protection, the reclamation and restoration of mining properties, the discharge of materials into the environment and surface subsidence from underground mining. In addition, federal legislation mandates certain benefits for various retired coal miners represented by the United Mine Workers of America ("UMWA"). These regulations and legislation have had and will continue to have a significant effect on the Company's costs of production and competitive position. Future regulations, legislation or orders may also cause the Company's sales or profitability to decline by hindering its ability to continue its mining operations or by increasing its costs or by causing coal to become a less attractive fuel source.

Permits Mining companies must obtain numerous permits that strictly regulate environmental and health and safety matters in connection with coal mining. Regulatory authorities exercise considerable discretion in the timing of permit issuance. Also, private individuals and the public at large possess rights to comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, the permits necessary for mining operations may not be issued or, if issued, may not be issued in a timely fashion or may involve requirements that may be changed or interpreted in a manner that restricts the Company's ability to conduct its mining operation or to do so profitably.

As indicated by the legal action involving the Company's Dal-Tex operation which is discussed in "Contingencies-Legal Contingencies-Dal-Tex Litigation" above, the regulatory environment in West Virginia is uncertain with respect to coal mining. No assurance can be made that the Fourth Circuit will overturn the district court's decision in such legal action or that a legislative or other solution will be achieved. If the district court's ruling is not overturned or a legislative or other solution is not achieved, there could be a material adverse effect on the Company's financial condition or results of operations.

New Environmental Regulations Several new environmental regulations require a reduction in nitrogen oxide ("NOx") emissions generated by coal-fired electric generating plants. Substantially all of the Company's revenues from sales of coal in 2000 were from sales to generators operating these types of plants. Enforcement actions against a number of these generators, which include some of our customers, and proposed legislation ultimately may require additional reductions in nitrogen oxide emissions. The Environmental Protection Agency is also considering regulations that would require reductions in mercury emissions from coal-fired electric generating plants. To comply with these regulations and enforcement actions, these generators may choose to switch to other fuels that generate less of these emissions, such as natural gas or oil.

Kyoto Protocol On December 11, 1997, the U.S. government representatives at the climate change negotiations in Kyoto, Japan, agreed to reduce the emissions of greenhouse gases (including carbon dioxide and other gas emissions that are believed to be trapping heat in the atmosphere and warming the earth's climate) in the United States. The U.S. adoption of the requirements of the Kyoto protocol is subject to conditions which may not occur and is also subject to the protocol's ratification by the U.S. Senate. The U.S. Senate has indicated that it will not ratify an agreement unless certain conditions, not currently provided for in the Kyoto protocol, are met. At present, it is not possible to predict whether the Kyoto protocol will attain the force of law in the United States or what its impact would be on the Company. Further developments in connection with the Kyoto protocol could increase the Company's costs to mine coal.

Customers In July 1997, the EPA proposed that 22 eastern states, including states in which many of the Company's customers are located, make substantial reductions in NOx emissions. The EPA expects the states to achieve these reductions by requiring power plants to reduce their NOx emissions to a level of
0.15 pounds of NOx per million Btu's of energy consumed. Many of the states sued the EPA in the U.S. Court of Appeals for the District of Columbia Circuit to challenge the new standard. In March 2000, the court upheld the standard and set a May 2004 deadline for compliance with the new rules. The states appealed to the U.S. Supreme Court and, in March 2001, the Court declined to hear the appeal. To achieve the proposed reductions, power plants may be required to install reasonably available control technology and additional control measures. The installation of these measures would make it more costly to operate coal-fired utility power plants and, depending on the requirements of individual state implementation plans, could make coal a less attractive fuel alternative in the planning and building of utility power plants in the future.

The EPA is also proposing to implement stricter ozone standards by 2003. The implementation of the standards could require some of the Company's customers to reduce NOx emissions, which are a precursor to ozone formation, or even prevent the construction of new facilities that contribute to the non-attainment of the new ozone standard.

The U.S. Department of Justice, on behalf of the EPA, has filed a lawsuit against seven investor-owned utilities and brought an administrative action against one government-owned utility for alleged violations of the Clean Air Act. The EPA claims that over 30 of these utilities' power stations have failed to obtain permits required under the Clean Air Act for major improvements which have extended the useful service of the stations or increased their generating capacity. The Company supplies coal to seven of the eight utilities. It is impossible to predict the outcome of this legal action. Any outcome that adversely affects the Company's customers or makes coal a less attractive fuel source could, however, have an adverse effect on the Company's coal sales revenues and profitability.

COMPETITION-EXCESS INDUSTRY CAPACITY

The coal industry is intensely competitive, primarily as a result of the existence of numerous producers in the coal-producing regions in which the Company operates, and a number of the Company's competitors have greater financial resources. The Company competes with several major coal producers in the central Appalachian and Powder River Basin areas. The Company also competes with a number of smaller producers in those and other market regions. The Company is also subject to the risk of reduced profitability as a result of excess industry capacity, which has occurred in the past and which results in reduced coal prices.

ELECTRIC INDUSTRY FACTORS

Demand for coal and the prices that the Company will be able to obtain for its coal are closely linked to coal consumption patterns of the domestic electric generation industry, which has accounted for approximately 90% of domestic coal consumption in recent years. These coal consumption patterns are influenced by factors beyond the Company's control, including the demand for electricity (which is dependent to a significant extent on summer and winter temperatures), government regulation, technological developments and the location, availability, quality and price of competing sources of coal, alternative fuels such as natural gas, oil and nuclear, and alternative energy sources such as hydroelectric power. Demand for the Company's low-sulfur coal and the prices that the Company will be able to obtain for it will also be affected by the price and availability of high-sulfur coal, which can be marketed in tandem with emissions allowances in order to meet federal Clean Air Act requirements. Any reduction in the demand for the Company's coal by the domestic electric generation industry may cause a decline in profitability.

Electric utility deregulation is expected to provide incentives to generators of electricity to minimize their fuel costs and is believed to have caused electric generators to be more aggressive in negotiating prices with coal suppliers. Deregulation may have a negative effect on the Company's profitability to the extent it causes the Company's customers to be more cost-sensitive.


RELIANCE ON AND TERMS OF LONG-TERM COAL SUPPLY CONTRACTS

The Company sells a substantial portion of its coal pursuant to long-term coal supply agreements, which are contracts with a term greater than 12 months. As a consequence, the Company may experience fluctuations in operating results as a result of the expiration or termination of, or sales price redeterminations or suspensions of deliveries under, these coal supply agreements. In addition, the increasingly short terms of sales contracts and the consequent absence of price adjustment provisions in such contracts make it more likely that inflation-related increases in mining costs during the contract term will not be recovered by the Company through a later price adjustment. In 2000, sales of coal under long-term contracts accounted for 78% of the Company's total revenues. Some of these contracts include pricing which is above, and, in some cases, materially above, current market prices. The Company currently supplies coal under long-term coal supply contracts with one customer which have price renegotiation or modification provisions that take effect in mid-2001. The prices for coal shipped under these contracts are materially above the current market price for similar type coal. For the year ended December 31, 2000, approximately $18.4 million of the Company's operating income related to these contracts. The Company expects income from operations to be reduced by approximately one-half of the operating income attributable to these contracts in 2001 and by the full amount of this operating income in 2002. These amounts are predicated on current market pricing and will change with market conditions. Some price adjustment provisions permit a periodic decrease in the contract price to reflect decreases in production costs, including those related to technological improvements, changes in specified price indices or items such as taxes or royalties. Price renegotiation or modification provisions may provide for downward adjustments in the contract price based on market factors.

The Company also renegotiated some contracts to change the contract term or accommodate adverse market conditions such as decreasing coal spot market prices. New nitrous oxide emission limits could also result in price adjustments or could force electric generators to terminate or modify long-term contracts. Other short- and long-term contracts define base or optional tonnage requirements by reference to the customer's requirements, which may change as a result of factors beyond the Company's, and in some instances the customer's control, including utility deregulation. If the parties to any long-term contracts with the Company were to modify, suspend or terminate those contracts, the Company's profitability would decline to the extent that it is unable to find alternative customers at a similar or higher level of profitability.

RESERVE DEGRADATION AND DEPLETION

The Company's profitability depends substantially on its ability to mine coal reserves that have the geological characteristics that enable them to be mined at competitive costs. Replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. The Company has in the past acquired and will in the future acquire, coal reserves for its mine portfolio from third parties. The Company may not be able to accurately assess the geological characteristics of any reserves that it acquires, which may adversely affect the profitability and financial condition of the Company. Exhaustion of reserves at particular mines can also have an adverse effect on operating results that is disproportionate to the percentage of overall production and operating income represented by such mines. Mingo Logan's Mountaineer Mine is estimated to exhaust its longwall mineable reserves in 2003. The Mountaineer Mine generated $39.3 million of the Company's total operating income in 2000.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS-FACTORS ROUTINELY AFFECTING RESULTS OF OPERATIONS

The Company's mining operations are inherently subject to changing conditions that can affect levels of production and production costs at particular mines for varying lengths of time and can result in decreases in profitability. Weather conditions, equipment replacement or repair, fuel prices, fires, variations in coal seam thickness, amounts of overburden rock and other natural materials and other geological conditions have had, and can be expected in the future to have, a significant impact on operating results. For example, the Company was forced to temporarily idle the West Elk mine in Colorado for more than five months this year following the detection of combustion gases in a portion of the mine. The temporary closure of this mine adversely affected the Company's operating results, as the Company incurred between $4 million and $6 million per month in after-tax losses while the mine was idled. Additional fire-related costs were incurred at the West Elk mine following the resumption of mining activities and will continue to be incurred in 2001 as the Company continues to reclaim drilling sites and roads and eventually dismantle pumping equipment. Through December 2000, the Company received and recognized an aggregate of $31 million pre-tax partial insurance payments. The Company expects to receive additional insurance payments under its property and business interruption policy. There may not be additional recovery, however, unless and until the claim is resolved with the insurance carrier, the timing of which is uncertain. In addition, a prolonged disruption of production at any of the Company's principal mines, particularly its Mingo Logan operation in West Virginia, would result in a decrease, which could be material, in the Company's revenues and profitability. Other factors affecting the production and sale of the Company's coal that could result in decreases in its profitability include:
(i) expiration or termination of, or sales price redeterminations or suspension of deliveries under, coal supply agreements; (ii) disruption or increases in the cost of transportation services; (iii) changes in laws or regulations, including permitting requirements; (iv) litigation; (v) the timing and amount of insurance recoveries; (vi) work stoppages or other labor difficulties; (vii) mine worker vacation schedules and related maintenance activities; and (viii) changes in coal market and general economic conditions.

Decreases in the Company's profitability as a result of the factors described above could adversely impact quarterly or annual results materially. Any such adverse impact on the Company's operating results could cause its stock price to decline substantially, particularly if the results are below research analyst or investor expectations.


TRANSPORTATION

The coal industry depends on rail, trucking and barge transportation to deliver shipments of coal to customers, and transportation costs are a significant component of the total cost of supplying coal. Disruption of these transportation services could temporarily impair the Company's ability to supply coal to its customers and thus adversely affect the Company's business and operating results. Increases in transportation costs, or changes in such costs relative to transportation costs for coal produced by its competitors or of other fuels, could have an adverse effect on the Company's business and results of operations.

RESERVES - TITLE

There are numerous uncertainties inherent in estimating quantities of recoverable reserves, including many factors beyond the control of the Company. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon the number of variable factors and assumptions, such as geological and mining conditions which may not be fully identified by available exploration data or may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning coal prices, operating costs, severance and excise taxes, development costs and reclamation costs, all of which may cause estimates to vary considerably from actual results.

For these reasons, estimates of the economically recoverable quantities attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of net cash flows expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to the Company's reserves may vary from estimates, and such variances may be material. These estimates thus may not accurately reflect the Company's actual reserves.

A significant part of the Company's mining operations are conducted on properties leased by the Company. The loss of any lease could adversely affect the Company's ability to develop the associated reserves. Because title to most of the Company's leased properties and mineral rights is not usually verified until a commitment is made by the Company to develop a property, which may not occur until after the Company has obtained necessary permits and completed exploration of the property, the Company's right to mine certain of its reserves may be adversely affected if defects in title or boundaries exist. In order to obtain leases or mining contracts to conduct mining operations on property where these defects exist, the Company has had to, and may in future have to, incur unanticipated costs. In addition, the Company may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves or maintain its leasehold interests in properties on which mining operations are not commenced during the term of the lease.


CERTAIN CONTRACTUAL ARRANGEMENTS

The Company's affiliate, Arch Western Resources, LLC, is the owner of Company reserves and mining facilities in the western United States. The agreement under which Arch Western was formed provides that a subsidiary of the Company, as the managing member of Arch Western, generally has exclusive power and authority to conduct, manage and control the business of Arch Western. However, consent of ARCO, the other member of Arch Western, would generally be required in the event that Arch Western proposes to make a distribution, incur indebtedness, sell properties or merge or consolidate with any other entity if, at such time Arch Western, has a debt rating less favorable than specified ratings with Moody's Investors Service or Standard & Poor's or fails to meet specified indebtedness and interest ratios.

In connection with the Arch Western acquisition, the Company entered into an agreement under which it agreed to indemnify ARCO against specified tax liabilities in the event that these liabilities arise as a result of certain actions taken prior to June 1, 2013, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the Arch Western transaction. Depending on the time at which any such indemnification obligation were to arise, it could impact the Company's profitability for the period in which it arises.

The membership interests in Canyon Fuel, which operates three coal mines in Utah, are owned 65% by Arch Western and 35% by a subsidiary of ITOCHU Corporation of Japan. The agreement which governs the management and operations of Canyon Fuel provides for a management board to manage its business and affairs. Some major business decisions concerning Canyon Fuel require the vote of 70% of the membership interests and therefore limit the Company's ability to make these decisions. These decisions include admission of additional members; approval of annual business plans; the making of significant capital expenditures; sales of coal below specified prices; agreements between Canyon Fuel and any member; the institution or settlement of litigation; a material change in the nature of Canyon Fuel's business or a material acquisition; the sale or other disposition, including by merger, of assets other than in the ordinary course of business; incurrence of indebtedness; entering into leases; and the selection and removal of officers. The Canyon Fuel agreement also contains various restrictions on the transfer of membership interests in Canyon Fuel.

The Company's Amended and Restated Certificate of Incorporation requires the affirmative vote of the holders of at least two-thirds of outstanding common stock voting thereon to approve a merger or consolidation and certain other fundamental actions involving or affecting control of the Company. The Company's Bylaws require the affirmative vote of at least two-thirds of the members of the Board of Directors of the Company in order to declare dividends and to authorize certain other actions.

REPORT OF INDEPENDENT AUDITORS


TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
ARCH COAL, INC.

We have audited the accompanying consolidated balance sheets of Arch Coal, Inc. and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arch Coal, Inc. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the financial statements, in 1999, the Company changed its method of accounting for depreciation of its preparation plants and loadouts.


/s/ Ernst & Young LLP
St. Louis, Missouri
January 24, 2001

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

The Audit Committee of the Board of Directors, composed of directors who are free from relationships that may impair their independence from Arch Coal, Inc., meets regularly with management, the internal auditors, and the independent auditors to discuss matters relating to financial reporting, internal accounting control, and the nature, extent and results of the audit effort. The independent auditors and internal auditors have full and free access to the Audit Committee, with and without management present.



STEVEN F. LEER
President and Chief Executive Officer



ROBERT J. MESSEY
Senior Vice President and Chief Financial Officer

     CONSOLIDATED STATEMENTS OF OPERATIONS

     Year ended December 31
     (in thousands of dollars except per share data)                                             2000         1999         1998
     =============================================================================================================================
     REVENUES
       Coal sales                                                                            $ 1,342,171  $ 1,509,596  $ 1,428,171
       Income from equity investment                                                              12,837       11,129        6,786
       Other revenues                                                                             49,613       46,657       70,678
     -----------------------------------------------------------------------------------------------------------------------------
                                                                                               1,404,621    1,567,382    1,505,635
     -----------------------------------------------------------------------------------------------------------------------------
     COSTS AND EXPENSES
       Cost of coal sales                                                                      1,237,378    1,426,105    1,313,400
       Selling, general and administrative expenses                                               38,887       46,357       44,767
       Amortization of coal supply agreements                                                     39,803       36,532       34,551
       Write-down of impaired assets                                                                   -      364,579            -
       Other expenses                                                                             14,569       20,835       25,070
     -----------------------------------------------------------------------------------------------------------------------------
                                                                                               1,330,637    1,894,408    1,417,788
     -----------------------------------------------------------------------------------------------------------------------------
         Income (loss) from operations                                                            73,984     (327,026)      87,847
     -----------------------------------------------------------------------------------------------------------------------------

       Interest expense, net:
         Interest expense                                                                        (92,132)     (90,058)     (62,202)
         Interest income                                                                           1,412        1,291          756
     -----------------------------------------------------------------------------------------------------------------------------
                                                                                                 (90,720)     (88,767)     (61,446)
     -----------------------------------------------------------------------------------------------------------------------------
         Income (loss) before income taxes, extraordinary loss and
           cumulative effect of accounting change                                                (16,736)    (415,793)      26,401
      Benefit from income taxes                                                                   (4,000)     (65,700)      (5,100)
     -----------------------------------------------------------------------------------------------------------------------------

         Income (loss) before extraordinary loss and cumulative effect of accounting change      (12,736)    (350,093)      31,501
      Extraordinary loss from the extinguishment of debt, net of taxes                                 -            -       (1,488)
      Cumulative effect of accounting change, net of taxes                                             -        3,813            -
     -----------------------------------------------------------------------------------------------------------------------------
     NET INCOME (LOSS)                                                                       $   (12,736) $  (346,280) $    30,013
     =============================================================================================================================

     Basic and diluted earnings (loss) per common share:
     Income (loss) before extraordinary item and cumulative effect of accounting change      $      (.33) $     (9.12) $       .79
       Extraordinary loss from the extinguishment of debt, net of taxes                                -            -         (.03)
       Cumulative effect of accounting change, net of taxes                                            -          .10            -
     -----------------------------------------------------------------------------------------------------------------------------
     Basic and diluted earnings (loss) per common share                                      $      (.33) $     (9.02) $       .76
     =============================================================================================================================

              The accompanying notes are an integral part of the
                      consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31
(in thousands of dollars except share and per share data)         2000           1999
=========================================================================================
ASSETS
Current assets
   Cash and cash equivalents                                   $      6,028   $     3,283
   Trade accounts receivable                                        141,727       162,802
   Other receivables                                                 38,540        25,659
   Inventories                                                       47,930        62,382
   Prepaid royalties                                                  2,262         1,310
   Deferred income taxes                                             27,440        21,600
   Other                                                             13,963         8,916
-----------------------------------------------------------------------------------------
     Total current assets                                           277,890       285,952
-----------------------------------------------------------------------------------------
Property, plant and equipment
   Coal lands and mineral rights                                  1,106,547     1,170,956
   Plant and equipment                                            1,006,452     1,042,128
   Deferred mine development                                        104,579        92,265
-----------------------------------------------------------------------------------------
                                                                  2,217,578     2,305,349
   Less accumulated depreciation, depletion and amortization       (787,525)     (826,178)
-----------------------------------------------------------------------------------------
     Property, plant and equipment, net                           1,430,053     1,479,171
-----------------------------------------------------------------------------------------
Other assets
   Prepaid royalties                                                 17,500            --
   Coal supply agreements                                           108,884       151,978
   Deferred income taxes                                            179,343       182,500
   Investment in Canyon Fuel                                        188,700       199,760
   Other                                                             30,244        33,013
-----------------------------------------------------------------------------------------
     Total other assets                                             524,671       567,251
-----------------------------------------------------------------------------------------
     Total assets                                              $  2,232,614   $ 2,332,374
=========================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Accounts payable                                            $    103,014   $   109,359
   Accrued expenses                                                 152,303       145,561
   Current portion of debt                                           60,129        86,000
-----------------------------------------------------------------------------------------
     Total current liabilities                                      315,446       340,920
Long-term debt                                                    1,090,666     1,094,993
Accrued postretirement benefits other than pension                  336,663       343,993
Accrued reclamation and mine closure                                118,928       129,869
Accrued workers' compensation                                        78,593       105,190
Accrued pension cost                                                 19,287        22,445
Obligations under capital leases                                     11,348             -
Other noncurrent liabilities                                         41,809        53,669
-----------------------------------------------------------------------------------------
     Total liabilities                                            2,012,740     2,091,079
-----------------------------------------------------------------------------------------
Stockholders' equity
   Common stock, $.01 par value, authorized 100,000,000 shares,
     issued 39,714,333 and 39,705,628 shares                            397           397
   Paid-in capital                                                  473,428       473,335
   Retained deficit                                                (234,980)     (213,466)
   Less treasury stock, at cost, 1,541,146 shares                   (18,971)      (18,971)
-----------------------------------------------------------------------------------------
     Total stockholders' equity                                     219,874       241,295
-----------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                $  2,232,614   $ 2,332,374
-----------------------------------------------------------------------------------------

              The accompanying notes are an integral part of the
                      consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                             Retained       Treasury
Three years ended December 31, 2000                               Common        Paid-In      Earnings          Stock
(in thousands of dollars except share and per share data)          Stock        Capital      (Deficit)       at Cost         Total
==================================================================================================================================
BALANCE AT DECEMBER 31, 1997                                     $   397     $  472,425    $  138,676      $       -    $  611,498
==================================================================================================================================
  Net income                                                                                   30,013                       30,013
  Dividends paid ($.46 per share)                                                             (18,266)                     (18,266)
  Issuance of 47,635 shares of common
     stock under the stock incentive plan                                           691                                        691
  Treasury stock purchases (333,952 shares)                                                                   (5,720)       (5,720)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                                         397        473,116       150,423         (5,720)      618,216
==================================================================================================================================
  Net loss                                                                                   (346,280)                    (346,280)
  Dividends paid ($.46 per share)                                                             (17,609)                     (17,609)
  Issuance of 95 shares of common
     stock under the stock incentive plan                                             1                                          1
  Treasury stock purchases (1,396,700 shares)
     net of issuances (189,506 shares)                                              218                      (13,251)      (13,033)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                                         397        473,335      (213,466)       (18,971)      241,295
==================================================================================================================================
  Net loss                                                                                    (12,736)                     (12,736)
  Dividends paid ($.23 per share)                                                              (8,778)                      (8,778)
  Issuance of 8,705 shares of common stock
     under the stock incentive plan                                                  93                                         93
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                                     $   397     $  473,428    $ (234,980)     $ (18,971)   $  219,874
==================================================================================================================================

              The accompanying notes are an integral part of the
                      consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31
(in thousands of dollars)                                                       2000                1999                1998
============================================================================================================================
OPERATING ACTIVITIES
Net income (loss)                                                        $   (12,736)      $    (346,280)       $     30,013
Adjustments to reconcile to cash provided by operating activities:
  Depreciation, depletion and amortization                                   201,512             235,658             204,307
  Prepaid royalties expensed                                                   7,322              14,217              19,694
  Net gain on disposition of assets                                          (20,444)             (7,459)            (41,512)
  Income from equity investment                                              (12,837)            (11,129)             (6,786)
  Net distributions from equity investment                                    23,897              83,178              18,850
  Cumulative effect of accounting change                                           -              (3,813)                  -
  Write-down of impaired assets                                                    -             364,579                   -
  Changes in operating assets and liabilities                                (29,420)            (69,471)            (24,671)
  Other                                                                      (21,522)             20,483             (11,872)
----------------------------------------------------------------------------------------------------------------------------
  Cash provided by operating activities                                      135,772             279,963             188,023
----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Payments for acquisition                                                           -                   -          (1,126,706)
Addition to property, plant and equipment                                   (115,080)            (98,715)           (141,737)
Proceeds from coal supply agreements                                           8,512              14,067                   -
Additions to prepaid royalties                                               (25,774)            (26,057)            (26,252)
Additions to notes receivable                                                      -                   -             (10,906)
Proceeds from disposition of property, plant and equipment                    24,846              26,347              34,230
----------------------------------------------------------------------------------------------------------------------------
  Cash used in investing activities                                         (107,496)            (84,358)         (1,271,371)
----------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from (payments on) revolver and lines of credit                     (30,198)            (37,884)            176,582
Net proceeds from (payments on) term loans                                         -            (151,210)            958,441
Payments on notes                                                                  -                   -             (42,860)
Payments for debt issuance costs                                                   -                   -             (12,725)
Proceeds from sale and leaseback of equipment                                 13,352                   -              45,442
Dividends paid                                                                (8,778)            (17,609)            (18,266)
Proceeds from sale of common stock                                                93                   -                 691
Proceeds from sale of treasury stock                                               -               2,549                   -
Purchases of treasury stock                                                        -             (15,582)             (5,720)
----------------------------------------------------------------------------------------------------------------------------
  Cash provided by (used in) financing activities                            (25,531)           (219,736)          1,101,585
----------------------------------------------------------------------------------------------------------------------------
  Increase (decrease) in cash and cash equivalents                             2,745             (24,131)             18,237
Cash and cash equivalents, beginning of year                                   3,283              27,414               9,177
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                   $     6,028       $       3,283        $     27,414
============================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for interest                                   $    85,339       $     100,781        $     48,760
Cash paid (received) during the year for income taxes (refunds)          $    (1,316)      $      11,251        $     29,090

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

The membership interest in Canyon Fuel, LLC ("Canyon Fuel") are owned 65% by the Company and 35% by a subsidiary of ITOCHU Corporation, a Japanese corporation. The agreement which governs the management and operations of Canyon Fuel provides for a Management Board to manage its business and affairs. Generally, the Management Board acts by affirmative vote of the representatives of the members holding more than 50% of the membership interests. However, significant participation rights require either the unanimous approval of the members or the approval of representatives of members holding more than 70% of the membership interests. Those matters which are considered significant participation rights include the following:

 .    approval of the Annual Business Plan;

 .    approval of significant capital expenditures;

 .    approval of significant coal sales contracts;

 .    approval of the institution of or the settlement of litigation;

 .    approval of incurrence of indebtedness;

 .    approval of significant mineral reserve leases;

 .    selection and removal of the CEO, CFO, or General Counsel;

 .    approval of any material change in the business of Canyon Fuel;

 .    approval of any disposition whether by sale, exchange, merger, consolidation, license or otherwise, and whether directly or indirectly, of all or any portion of the assets of Canyon Fuel other than in the ordinary course of business; and

 .    approval of a request that a member provide additional services to Canyon
     Fuel.

The Canyon Fuel agreement also contains various restrictions on the transfer of membership interest in Canyon Fuel. As a result of these super-majority voting rights, the Company's 65% ownership of Canyon Fuel is accounted for on the equity method in the consolidated financial statements. Income from Canyon Fuel is reflected in the consolidated statements of operations as income from equity investments. (See additional discussion in "Investment in Canyon Fuel" in Note 5.)

The Company's 17.5% partnership interest in Dominion Terminal Associates is accounted for on the equity method in the consolidated balance sheets. Allocable costs of the partnership for coal loading and storage are included in other expenses in the consolidated statements of operations.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are stated at cost. Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.

INVENTORIES

Inventories are comprised of the following:


December 31 (in thousands)                                        2000      1999
--------------------------------------------------------------------------------

Coal                                                          $ 21,185  $ 28,183
Supplies, net of allowance                                      26,745    34,199
--------------------------------------------------------------------------------
                                                              $ 47,930  $ 62,382
================================================================================

Coal and supplies inventories are valued at the lower of average cost or market. Coal inventory costs include labor, supplies, equipment costs and operating overhead. The Company has recorded a valuation allowance for slow-moving and obsolete supplies inventories of $19.8 million and $23.5 million at December 31, 2000 and 1999, respectively.

COAL ACQUISITION AND PREPAID ROYALTIES

Coal lease rights obtained through acquisitions are capitalized and amortized primarily by the units-of-production method over the estimated recoverable reserves. Amortization occurs either as the Company mines on the property or as others mine on the property through subleasing transactions.

Rights to leased coal lands are often acquired through royalty payments. Where royalty payments represent prepayments recoupable against production, they are capitalized, and amounts expected to be recouped within one year are classified as a current asset. As mining occur on these leases, the prepayment is charged to cost of coal sales.

COAL SUPPLY AGREEMENTS

Acquisition costs allocated to coal supply agreements (sales contracts) are capitalized and amortized on the basis of coal to be shipped over the term of the contract. Value is allocated to coal supply agreements based on discounted cash flows attributable to the difference between the above market contract price and the then-prevailing market price. Accumulated amortization for sales contracts was $171.2 million and $131.4 million at December 31, 2000 and 1999, respectively.

EXPLORATION COSTS

Costs related to locating coal deposits and determining the economic mineability of such deposits are expensed as incurred.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Interest costs applicable to major asset additions are capitalized during the construction period. Expenditures which extend the useful lives of existing plant and equipment are capitalized. Costs of purchasing rights to coal reserves and developing new mines or significantly expanding the capacity of existing mines are capitalized. These costs are amortized using the units-of-production method over the estimated recoverable reserves that are associated with the property being benefited. At December 31, 2000, all mineral reserves of the Company that are capitalized are being amortized on the units-of-production method through Company operations or through sublease transactions (for which the Company receives royalty revenue) except for a block of 197 million tons located adjacent to its Hobet 21 operations. The current value associated with this property is $177.8 million which the Company plans to recover via mining operations in the future. Except for preparation plants and loadouts, plant and equipment are depreciated principally on the straight-line method over the estimated useful lives of the assets, which range from three to 20 years. Effective January 1, 1999, preparation plants and loadouts are depreciated using the units-of-production method over the estimated recoverable reserves subject to a minimum level of depreciation (see additional discussion in Note 3, "Change in Accounting Method"). Prior to January 1, 1999, preparation plants and loadouts were depreciated on a straight-line basis over their estimated useful lives.

Leased property meeting certain criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the term of the lease.

ASSET IMPAIRMENT

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value. (See additional discussion in Note 2, "Changes in Estimates and Other Non-Recurring Revenues and Expenses.")

REVENUE RECOGNITION

Coal sales revenues include sales to customers of coal produced at Company operations and coal purchased from other companies. The Company recognizes revenue from coal sales at the time title passes to the customer. Revenues from sources other than coal sales, including gains and losses from dispositions of long-term assets, are included in other revenues and are recognized as performed or otherwise earned.

INTEREST-RATE SWAP AGREEMENTS

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

STOCK-BASED COMPENSATION

These financial statements include the disclosure requirements of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation ("FAS 123"). With respect to accounting for its stock options, as permitted under FAS 123, the Company has retained the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related Interpretations.


2. CHANGES IN ESTIMATES AND OTHER NON-RECURRING REVENUES AND EXPENSES

The Company's operating results in 2000 include income from the recovery of $31.0 million in partial insurance settlements under the Company's property and business interruption insurance policy. The payments offset a portion of the loss incurred at the West Elk mine in Gunnison County, Colorado, which was idled from January 28, 2000 to July 12, 2000 following the detection of combustion-related gases in a portion of the mine. The Company expects to receive additional insurance payments under its property and business interruption policy. Any additional recovery, however, will depend on resolution of the claim with the insurance carrier, the timing of which is uncertain. As a result of permit revisions at its idle mine properties in Illinois, the Company reduced its reclamation liability at Arch of Illinois by $7.8 million during 2000. In addition, the Internal Revenue Service ("IRS") issued a notice during 2000 outlining the procedures for obtaining tax refunds on certain excise taxes paid by the industry on export sales tonnage. The notice is a result of a 1998 federal district court decision that found such taxes to be unconstitutional. The Company recorded $12.7 million of income related to these excise tax recoveries. As a result of adjustments to employee postretirement medical benefits, the Company was able to recognize $9.8 million of pre-tax curtailment gains resulting from previously unrecognized postretirement benefit changes which occurred from plan amendments in previous years. The Company also settled certain workers' compensation liabilities with the State of West Virginia resulting in pre-tax gains of $21.8 million. This was partially offset by adjustments to other workers' compensation liabilities resulting from changes in estimates which caused increases to the liability of $13.5 million.

In 1999, the Company recorded pre-tax charges of $23.1 million related to (i) the restructuring of its administrative workforce; (ii) the closure of its Dal-Tex mining operation in West Virginia due to the inability to secure the necessary permits to continue ongoing mining; and (iii) the closure of several mines in Kentucky (Coal-Mac) and the one remaining underground mine in Illinois (Arch of Illinois) due to depressed coal prices, caused in part by increased competition from western coal mines. Of the $23.1 million charge, $20.3 million was recorded in cost of coal sales, $2.3 million was recorded in selling, general and administrative expenses and $0.5 million was recorded in other expenses in the Company's consolidated statement of operations. The restructuring of the administrative workforce included the elimination of 81 administrative jobs which was part of a corporate-wide effort to reduce general and administrative expenses. The mine closures included the termination of 161 employees. As of December 31, 1999, 74 administrative and 65 mine employees had been terminated, with the remainder being terminated during 2000. The following are the components of severance and other exit costs included in the restructuring charge along with related 1999 and 2000 activity:

                                                                                  Balance                       Balance
                                                      1999       Utilized    December 31,      Utilized    December 31,
(in thousands)                                      Charge        in 1999            1999       in 2000            2000
=======================================================================================================================
Employee costs                                      $ 7,354      $    704       $  6,650       $  5,184        $  1,466
Obligations for non-cancelable lease payments         9,858           484          9,374          9,374               -
Reclamation liabilities                               3,667         1,200          2,467          2,467               -
Depreciation acceleration                             2,172         2,172              -              -               -
-----------------------------------------------------------------------------------------------------------------------
                                                    $23,051      $  4,560      $  18,491      $  17,025        $  1,466
=======================================================================================================================


Except for the charge related to depreciation acceleration, all of the 1999 restructuring charge will require the Company to use cash. Also, except for amounts attributable to retiree healthcare, the Company utilized the balance of the amounts reserved for employee costs in 2000.

In addition, during the fourth quarter of 1999, the Company determined that significant changes were necessary in the manner and extent in which certain central Appalachia coal assets would be deployed. The anticipated changes were determined during the Company's annual planning process and were necessitated by the adverse legal and regulatory rulings related to surface mining techniques, as well as the continued negative pricing trends related to central Appalachia coal production experienced by the Company. As a result of the planned changes in the deployment of its long-lived assets in the central Appalachia region and pursuant to FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, the Company evaluated the recoverability of its active mining operations and its coal reserves for which no future mining plans existed. This evaluation indicated that the future undiscounted cash flows of three mining operations, Dal-Tex, Hobet 21 and Coal-Mac, and certain coal reserves with no future mining plans were below the carrying value of such long-lived assets. Accordingly, during the fourth quarter of 1999, the Company adjusted the operating assets and coal reserves to their estimated fair value of approximately $99.7 million, resulting in a non-cash impairment charge of $364.6 million (including $50.6 million relating to operating assets and $314.0 million relating to coal reserves). The estimated fair value for the three mining operations was based on anticipated future cash flows discounted at a rate commensurate with the risk involved. The estimated fair value for the coal reserves with no future mining plans was based upon the fair value of these properties to be derived from subleased operations. The impairment loss has been recorded as a loss from the write-down of impaired assets in the consolidated statements of operations.

3. CHANGE IN ACCOUNTING METHOD

Through December 31, 1998, plant and equipment had principally been depreciated on the straight-line method over the estimated useful lives of the assets, which ranged from three to 20 years. Effective January 1, 1999, depreciation on the Company's preparation plants and loadouts was computed using the units-of-production method, which is based upon units produced, subject to a minimum level of depreciation. These assets are usage-based assets, and their economic lives are typically based and measured on coal throughput. The Company believes the units-of-production method is preferable to the method previously used because the new method recognizes that depreciation of this equipment is related substantially to physical wear due to usage and also to the passage of time. This method, therefore, more appropriately matches production costs over the lives of the preparation plants and loadouts with coal sales revenue and results in a more accurate allocation of the cost of the physical assets to the periods in which the assets are consumed. The cumulative effect of applying the new method for years prior to 1999 is an increase to income of $3.8 million net-of-tax ($6.3 million pre-tax) reported as a cumulative effect of accounting change in the consolidated statement of operations for the year ended December 31, 1999. In addition, the net loss of the Company, excluding the cumulative effect of accounting change, for the year ended December 31, 1999 is $0.2 million less, or $.01 per share less, than it would have been if the Company had continued to follow the straight-line method of depreciation of equipment for preparation plants and loadouts.


4. ACQUISITION

On June 1, 1998, the Company acquired the Colorado and Utah coal operations of Atlantic Richfield Company ("ARCO") and simultaneously combined the acquired ARCO operations and the Company's Wyoming operations with ARCO's Wyoming operations in a new joint venture named Arch Western Resources, LLC ("Arch Western"). The principal operating units of Arch Western are Thunder Basin Coal Company, L.L.C., owned 100% by Arch Western, which operates two coal mines in the Powder River Basin in Wyoming; Mountain Coal Company, L.L.C., owned 100% by Arch Western, which operates a coal mine in Colorado; Canyon Fuel Company, LLC ("Canyon Fuel"), 65% owned by Arch Western and 35% by ITOCHU Coal International Inc., a subsidiary of ITOCHU Corporation, which operates three coal mines in Utah; and Arch of Wyoming, LLC, owned 100% by Arch Western, which operates two coal mines in the Hanna Basin of Wyoming.

Arch Western is 99% owned by the Company and 1% owned by ARCO. The transaction was valued at approximately $1.14 billion and a wholly owned subsidiary of the Company is the managing member of Arch Western. The transaction was accounted for under the purchase method of accounting.

Results of operations of the acquired operations are included in the consolidated statements of operations effective June 1, 1998. The acquired ARCO operations continue to produce low-sulfur coal for sale to primarily domestic utility customers.


5. INVESTMENT IN CANYON FUEL

The following tables present unaudited summarized financial information for Canyon Fuel which, as part of the June 1, 1998 Arch Western transaction (described in Note 4), was acquired by the Company and is accounted for on the equity method.

CONDENSED INCOME STATEMENT INFORMATION

                                                                                                                   Seven
                                                                        Year Ended          Year Ended      Months Ended
                                                                      December 31,        December 31,      December 31,
(in thousands)                                                                2000                1999              1998
------------------------------------------------------------------------------------------------------------------------
Revenues                                                             $     259,101        $    241,062      $    155,634
Total costs and expenses                                                   243,226             232,296           156,196
------------------------------------------------------------------------------------------------------------------------
Net income                                                                  15,875               8,766              (562)
========================================================================================================================
65% of Canyon Fuel net income                                               10,319               5,698              (365)

Effect of purchase adjustments                                               2,518               5,431             7,151
------------------------------------------------------------------------------------------------------------------------
Arch Coal's income from its equity investment in Canyon Fuel         $      12,837        $     11,129      $      6,786
========================================================================================================================

CONDENSED BALANCE SHEET INFORMATION


                                                                 Arch
                                              Canyon     Ownership of
                                                Fuel      Canyon Fuel      Arch Purchase
December 31, 2000 (in thousands)               Basis            Basis        Adjustments       Arch Basis
=========================================================================================================
Current assets                            $   67,075        $  43,599         $  (3,614)        $  39,985

Noncurrent assets                            411,146          267,245           (84,765)          182,480

Current liabilities                           33,766           21,948                 -            21,948

Noncurrent liabilities                        20,658           13,428            (1,611)           11,817
---------------------------------------------------------------------------------------------------------
Members' equity                           $  423,797        $ 275,468         $ (86,768)        $ 188,700
=========================================================================================================

December 31, 1999
---------------------------------------------------------------------------------------------------------
Current assets                            $   61,212        $  39,788         $  (3,615)        $  36,173

Noncurrent assets                            441,330          286,865           (83,511)          203,354

Current liabilities                           37,065           24,092                 -            24,092

Noncurrent liabilities                        20,789           13,513             2,162            15,675
---------------------------------------------------------------------------------------------------------
Members' equity                           $  444,688        $ 289,048         $ (89,288)        $ 199,760
=========================================================================================================

The Company's income from its equity investment in Canyon Fuel represents 65% of Canyon Fuel's net income after adjusting for the effect of its investment in Canyon Fuel. The Company's investment in Canyon Fuel reflects purchase adjustments primarily related to the reduction in amounts assigned to sales contracts, mineral reserves and other property, plant and equipment. The purchase adjustments are amortized consistent with the underlying assets of the joint venture.

6. ACCRUED EXPENSES

Accrued expenses consist of the following:

December 31 (in thousands)                                          2000          1999
======================================================================================
Accrued payroll and related benefits                           $  22,500     $  27,830

Accrued taxes other than income taxes                             50,267        47,727

Accrued postretirement benefits other than pension                16,629        14,755

Accrued workers' compensation                                     10,438        11,144

Accrued interest                                                  13,078         6,285

Accrued reclamation and mine closure                              16,126        26,540

Other accrued expenses                                            23,265        11,280
--------------------------------------------------------------------------------------
                                                               $ 152,303     $ 145,561
======================================================================================

7. INCOME TAXES

Significant components of the provision (benefit) for income taxes are as follows:

December 31 (in thousands)                                   2000         1999          1998
============================================================================================
Current:
  Federal                                                $ (4,882)   $   6,796     $   8,077
  State                                                         -            -          (260)
--------------------------------------------------------------------------------------------
    Total current                                          (4,882)       6,796         7,817
--------------------------------------------------------------------------------------------
Deferred:
  Federal                                                   3,067      (54,135)      (12,583)
  State                                                    (2,185)     (18,361)         (334)
--------------------------------------------------------------------------------------------
    Total deferred                                            882      (72,496)      (12,917)
--------------------------------------------------------------------------------------------
                                                         $ (4,000)   $ (65,700)    $  (5,100)
============================================================================================

A reconciliation of the statutory federal income tax expense (benefit) on the Company's pretax income (loss) before extraordinary loss and cumulative effect of accounting change to the actual provision (benefit) for income taxes follows:


Year ended December 31 (in thousands)                        2000         1999          1998
============================================================================================
Income tax expense (benefit) at statutory rate           $ (5,858)   $(145,526)    $   9,240
Percentage depletion allowance                             (9,063)     (15,000)      (14,437)
State taxes, net of effect of federal taxes                (1,797)     (18,361)         (594)
Change in valuation allowance                               5,515      112,345             -
AMT credit adjustment due to IRS exam                       6,704            -             -
Other, net                                                    499          842           691
--------------------------------------------------------------------------------------------
                                                         $ (4,000)   $ (65,700)    $  (5,100)
============================================================================================


During 1998, the Company settled its protest of certain issues with the IRS for the federal income tax returns for the years 1990 and 1991. A final payment of $0.5 million was paid in June 1998 and charged against previously recorded reserves. The IRS audit of the federal income tax returns for the years 1992 through 1994 was completed during 1998 and agreed to at the examination level. A payment of $15.5 million was made in December 1998 in settlement of all issues. A significant number of the issues were timing in nature, and the tax paid related to these temporary differences is accounted for as a deferred tax asset, and the remaining tax and interest paid was charged against previously recorded reserves. A portion of the payment related to items that were settled in the 1987 through 1991 audits previously discussed. Permanent differences included a reduction in percentage depletion and a decrease in cost depletion related to the settlement for the adjustment in fair market value of certain coal reserves.

During 1999, the Company settled an audit of former Ashland Coal, Inc. for the years January 1995 through June 1997. A payment of $0.1 million was made in January 1999 in settlement of all issues.

On January 10, 2000, the Company received notice from the IRS of its proposed adjustments for tax years 1995 and 1996. The Company has agreed to pay $6.0 million including accrued interest to partially settle the audit but will continue to contest additional tax adjustments of $0.8 million with the IRS. The Company expects to pay the $6.0 million during the first quarter of 2001, which will be charged against previously recorded reserves.

The following is a summary of additional taxes paid for IRS audits and the related financial statement impact, none of which resulted in additional expense in the statements of operations subsequent to the tax years to which they relate:

                            Net Deferred        Taxes  Income Tax        Cash
(in millions)                   Tax Asset      Payable    Reserves        Paid
=============================================================================
1998                              $  6.1       $  4.6      $  5.3      $ 16.0
1999                                 0.2            -        (0.1)        0.1
2000                                   -            -           -           -
-----------------------------------------------------------------------------
     Totals                       $  6.3       $  4.6      $  5.2      $ 16.1
=============================================================================

Management believes that the Company has adequately provided for any income taxes and interest which may ultimately be paid with respect to all open tax years.

Significant components of the Company's deferred tax assets and liabilities that result from carry forwards and temporary differences between the financial statement basis and tax basis of assets and liabilities are summarized as follows:

December 31 (in thousands)                                   2000        1999
=============================================================================
DEFERRED TAX ASSETS:
-----------------------------------------------------------------------------
  Postretirement benefits other than pension           $  136,268  $  139,796
  Alternative minimum tax credit carryforward              80,017      91,604
  Workers' compensation                                    30,301      43,029
  Reclamation and mine closure                             25,019      30,016
  Net operating loss carryforwards                         28,338      11,507
  Plant, equipment, coal lands and mineral rights          17,784      40,104
  Advance royalties                                        15,976      24,064
  Other                                                    55,035      25,514
-----------------------------------------------------------------------------
     Gross deferred tax assets                            388,738     405,634
  Valuation allowance                                    (117,860)   (112,345)
-----------------------------------------------------------------------------
     Total deferred tax assets                            270,878     293,289
-----------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
-----------------------------------------------------------------------------
  Leases                                                   20,371      21,990
  Coal supply agreements                                   19,796      36,750
  Other                                                    23,928      30,449
-----------------------------------------------------------------------------
     Total deferred tax liabilities                        64,095      89,189
-----------------------------------------------------------------------------
     Net deferred tax asset                               206,783     204,100
  Less current asset                                       27,440      21,600
-----------------------------------------------------------------------------
     Long-term deferred tax asset                      $  179,343  $  182,500
=============================================================================

The Company has a net operating loss carryforward for regular income tax purposes of $28.3 million which will expire in the years 2008 to 2014. The Company has an alternative minimum tax credit carryforward of $80.0 million which may carry forward indefinitely to offset future regular tax in excess of alternative minimum tax.

During 1999, the Company recorded a valuation allowance for a portion of its deferred tax assets that management believes, more likely than not, will not be realized. These deferred tax assets include a portion of the alternative minimum tax credits and some of the deductible temporary differences that will likely not be realized at the maximum effective tax rate. Such valuation allowance consisted of the following components at December 31 on the years indicated:

December 31 (in thousands)                                    2000         1999
===============================================================================

Unrealized future deductible temporary differences      $   85,372   $   66,992
Unutilized alternative minimum tax credits                  32,488       45,353
-------------------------------------------------------------------------------
   Valuation allowance at December 31                   $  117,860   $  112,345
===============================================================================


8.   DEBT AND FINANCING ARRANGEMENTS

Debt consists of the following:

December 31 (in thousands)                                                                2000          1999
============================================================================================================
Indebtedness to banks under revolving credit agreement, expiring May 31, 2003
   (weighted average rate at December 31, 2000-8.00%, December 31, 1999-7.61%)      $  332,100    $  365,000
Variable rate fully amortizing term loan payable quarterly from July 1, 2001 through May 31, 2003 (weighted average rate at December 31, 2000-8.29%,
   December 31, 1999-7.49%)                                                            135,000       135,000
Variable rate non-amortizing term loan due May 31, 2003
   (weighted average rate at December 31, 2000-8.03%, December 31, 1999-7.85%)         675,000       675,000
Other                                                                                    8,695         5,993
------------------------------------------------------------------------------------------------------------
                                                                                     1,150,795     1,180,993
Less current portion                                                                    60,129        86,000
------------------------------------------------------------------------------------------------------------
Long-term debt                                                                      $1,090,666    $1,094,993
============================================================================================================

The Company has two five-year credit facilities: a $675 million non-amortizing term loan in the name of Arch Western, the entity owning the right to the coal reserves and operating assets acquired in the Arch Western transaction, and a $900 million credit facility in the name of the Company, including a $300 million fully amortizing term loan and a $600 million revolver. The $675 million term loan is secured by Arch Western's membership interests in its subsidiaries. The Arch Western credit facility is not guaranteed by the Company. The rate of interest on the borrowings under the agreements is, at the Company's option, the PNC Bank base rate or a rate based on LIBOR. The revolving credit agreement provides borrowing up to $600 million less any outstanding letters of credit. At December 31, 2000, the Company had $32.3 million in letters of credit outstanding which when combined with borrowings under the revolver allowed for $235.6 million of available borrowings under the revolver.

On August 23, 1999, the Company prepaid $105 million, or seven required quarterly installments, on the $300 million fully amortizing term loan. The next required quarterly installment will be July 1, 2001. The prepayments were funded by additional borrowings under the $600 million revolver.

The Company periodically establishes uncommitted lines of credit with banks. These agreements generally provide for short-term borrowings at market rates. At December 31, 2000, there were $20 million of such agreements in effect, of which no borrowings were outstanding.

Except for amounts expected to be repaid in 2001, amounts borrowed under the revolving credit agreement and the bank lines of credit are classified as long-term as the Company has the intent and the ability to maintain these borrowings on a long-term basis. Aggregate required maturities of debt at December 31, 2000 for the next five years are $33.6 million in 2001, $60.5 million in 2002, $1.1 billion in 2003, $0.6 million in 2004, $0.6 million in 2005 and $2.9 million thereafter.

Terms of the Company's credit facilities and leases contain financial and other covenants that limit the ability of the Company to, among other things, effect acquisitions or dispositions and borrow additional funds and require the Company to, among other things, maintain various financial ratios and comply with various other financial covenants. In addition, the covenants required the pledging of assets to collateralize the term loan and the $600 million revolver. The assets pledged include equity interests wholly owned subsidiaries, certain real property interest, accounts receivable and inventory of the Company. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. The Company was in compliance with these financial covenants at December 31, 2000.

The Company enters into interest-rate swap agreements to modify the interest characteristics of the Company's outstanding debt. At December 31, 2000, the Company had interest-rate swap agreements having a total notional value of $767.5 million. These swap agreements are used to convert variable-rate debt to fixed-rate debt. Under these swap agreements, the Company pays a weighted-average fixed rate of 6.16% (before the credit spread over LIBOR) and is receiving a weighted-average variable rate based upon 30-day and 90-day LIBOR. At December 31, 2000, the remaining terms of the swap agreements ranged from 20 to 54 months.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts approximate fair value.

Debt: The carrying amounts of the Company's borrowings under its revolving credit agreement, lines of credit, variable rate term loans and other long-term debt approximate their fair value.

Interest rate swaps: The fair values of interest rate swaps are based on quoted prices, which reflect the present value of the difference between estimated future amounts to be paid and received. At December 31, 2000 and 1999, the fair value of these swaps is a liability and an asset of $7.9 million and $27.4 million respectively.

10.  ACCRUED WORKERS' COMPENSATION

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


Year ended December 31 (in thousands)     2000         1999          1998
===========================================================================

Self-insured black lung benefits:
   Service cost                         $  1,273     $  1,671      $  1,022
   Interest cost                           3,620        3,522         3,173
   Net amortization and deferral          (1,486)         327           111
---------------------------------------------------------------------------
                                           3,407        5,520         4,306
Other workers' compensation benefits       6,942       13,241        19,396
---------------------------------------------------------------------------
                                        $ 10,349     $ 18,761      $ 23,702
===========================================================================

The actuarial assumptions used in the determination of black lung benefits included a discount rate of 7.75% as of December 31, 2000 (7.50% and 7.00% as of December 31, 1999 and 1998, respectively) and a black lung benefit cost escalation rate of 4% in 2000, 1999 and 1998. In 2000, the Company settled several of its mining operations' self-insured workers' compensation and black lung liabilities with the State of West Virginia, resulting in pre-tax gains of $21.8 million. This was partially offset by adjustments to other workers' compensation liabilities resulting from changes in estimates which caused increases to the liability of $13.5 million.

Summarized below is information about the amounts recognized in the consolidated balance sheets for workers' compensation benefits:

December 31 (in thousands)                                   2000        1999
================================================================================

Actuarial present value for self-insured black lung:
   Benefits contractually recoverable from others         $   2,144   $    3,254
   Benefits for Company employees                            35,710       48,267
--------------------------------------------------------------------------------
   Accumulated black lung benefit obligation                 37,854       51,521
   Unrecognized net gain (loss)                               6,252        4,890
--------------------------------------------------------------------------------
                                                             44,106       56,411
Traumatic and other workers' compensation                    44,925       59,923
--------------------------------------------------------------------------------
Accrued workers' compensation                                89,031      116,334
Less amount included in accrued expenses                     10,438       11,144
--------------------------------------------------------------------------------
                                                          $  78,593   $  105,190
================================================================================

Receivables related to benefits contractually recoverable from others of $2.1 million in 2000 and $3.3 million in 1999 are recorded in other long-term assets.

11. ACCRUED RECLAMATION AND MINE CLOSING COSTS

The federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes require that mine property be restored in accordance with specified standards and an approved reclamation plan. The Company accrues for the costs of final mine closure reclamation over the estimated useful mining life of the property. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Other costs of final mine closure common to both types of mining are related to reclaiming refuse and slurry ponds. The Company also accrues for significant reclamation that is completed during the mining process prior to final mine closure. The establishment of the final mine closure reclamation liability and the other ongoing reclamation liability is based upon permit requirements and requires various estimates and assumptions, principally associated with costs and productivities. The Company accrued $10.4 million, $12.9 million and $12.5 million in 2000, 1999 and 1998, respectively, for current and final mine closure reclamation, excluding reclamation recosting adjustments identified below. Cash payments for final mine closure reclamation and current disturbances approximated $18.2 million, $15.8 million and $15.0 million for 2000, 1999 and 1998 respectively. Periodically, the Company reviews its entire environmental liability and makes necessary adjustments for permit changes as granted by state authorities, additional costs resulting from accelerated mine closures, and revisions to costs and productivities, to reflect current experience. These recosting adjustments are recorded in cost of coal sales. Adjustments included a net decrease in the liability of $9.2 million in 2000 and a net increase in the liability of $4.3 million and $4.9 million in 1999 and 1998, respectively. The Company's management believes it is making adequate provisions for all expected reclamation and other costs associated with mine closures.

12. EMPLOYEE BENEFIT PLANS

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

The Company also currently provides certain postretirement medical/life insurance coverage for eligible employees. Generally, covered employees who terminate employment after meeting eligibility requirements are eligible for postretirement coverage for themselves and their dependents. The salaried employee postretirement medical/life plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. The postretirement medical plan for retirees who were members of the United Mine Workers of America ("UMWA") is not contributory. The Company's current funding policy is to fund the cost of all postretirement medical/life insurance benefits as they are paid. Summaries of the changes in the benefit obligations, plan assets (primarily listed stocks and debt securities) and funded status of the plans are as follows:

                                                                                                    Other
                                                            Pension Benefits              Postretirement Benefits
(in thousands)                                            2000            1999             2000               1999
=====================================================================================================================
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligations at January 1                      $ 131,783      $ 139,433          $ 330,846          $ 335,823
Service cost                                              6,817          7,118              1,901              2,424
Interest cost                                             9,546          8,980             24,416             21,580
Benefits paid                                           (15,111)       (13,462)           (16,636)           (14,736)
Plan amendments                                             642           (435)           (13,658)                 -
Other-primarily actuarial (gain) loss                     5,387         (9,851)           (27,437)           (14,245)
--------------------------------------------------------------------------------------------------------------------
Benefit obligations at December 31                    $ 139,064      $ 131,783          $ 299,432          $ 330,846
--------------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Value of plan assets at January 1                     $ 147,217      $ 127,274          $       -          $       -
Actual return on plan assets                             (2,915)        31,308                  -                  -
Employer contributions                                    9,673          2,097             16,636             14,736
Benefits paid                                           (15,111)       (13,462)           (16,636)           (14,736)
--------------------------------------------------------------------------------------------------------------------
Value of plan assets at December 31                   $ 138,864      $ 147,217          $       -          $       -
--------------------------------------------------------------------------------------------------------------------
FUNDED STATUS OF THE PLANS
Accumulated obligations less plan assets              $     200      $ (15,434)         $ 299,432          $ 330,846
Unrecognized actuarial gain                              16,908         37,513             41,304             16,341
Unrecognized net transition asset                           491            689                  -                  -
Unrecognized prior service gain                           1,886          2,815             12,556             11,561
--------------------------------------------------------------------------------------------------------------------
Net liability recognized                              $  19,485      $  25,583          $ 353,292          $ 358,748
--------------------------------------------------------------------------------------------------------------------
BALANCE SHEET LIABILITIES
Prepaid benefit costs                                 $       -      $       -          $       -          $       -
Accrued benefit liabilities                              19,485         25,583            353,292            358,748
--------------------------------------------------------------------------------------------------------------------
Net liability recognized                                 19,485         25,583            353,292            358,748
Less current portion                                        198          3,138             16,629             14,755
--------------------------------------------------------------------------------------------------------------------
Long term liability                                   $  19,287      $  22,445          $ 336,663          $ 343,993
--------------------------------------------------------------------------------------------------------------------

The reduction in the postretirement benefit obligation in 2000 associated with the $13.7 million plan amendment resulted from: the July 2000 amendment changing some of the cost sharing provisions of the plan for salaried and non-union hourly participants; and an October 2000 plan amendment changing eligibility requirements to 10 years of service after reaching age 45 for salaried and non-union hourly participants. The latter plan change triggered a curtailment that resulted in the recognition of $9.8 million in previously unrecognized prior service gains. The $25 million increase in the 2000 unrecognized actuarial gain from 1999 resulted from plan assumption changes.

The actuarial loss in the 2000 pension benefit obligation resulted from changes in plan assumptions. The decrease in funded status in year 2000 resulted from decreased earnings on plan assets during the year, which also contributed to the reduction in the unrecognized actuarial gain as compared to the prior year.

                                                                                                                Other
                                                                           Pension Benefits            Postretirement Benefits
December 31                                                              2000            1999          2000               1999
==============================================================================================================================
Weighted average assumptions
Discount rate                                                            7.75%           7.50%         7.75%              7.50%
Rate of compensation increase                                            4.75%           5.25%          N/A                N/A
Expected return on plan assets                                           9.00%           9.00%          N/A                N/A
Health care cost trend on covered charges                                 N/A             N/A          5.00%              5.00%

The following table details the components of pension and other post-retirement benefit costs.

                                                     Pension Benefits                       Other Postretirement Benefits
Year ended December 31 (in thousands)           2000         1999         1998            2000            1999            1998
==============================================================================================================================
Service cost                                $  6,817     $  7,118     $  5,841        $  1,901        $  2,424        $  3,715
Interest cost                                  9,546        8,980        8,137          24,416          21,580          23,101
Expected return on plan assets               (10,915)      (9,929)      (7,521)              -               -               -
Other amortization and deferral               (3,047)      (1,122)         790          (5,382)         (9,628)         (2,884)
Curtailments                                       -            -            -          (9,756)              -               -
------------------------------------------------------------------------------------------------------------------------------
                                            $  2,401     $  5,047     $  7,247        $ 11,179        $ 14,376        $ 23,932
==============================================================================================================================


The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point each year would increase the accumulated postretirement obligation as of December 31, 2000 by $35.7 million, or 11.9%, and the net periodic postretirement benefit cost for 2000 by $2.7 million, or 24.2%.

MULTI-EMPLOYER PENSION AND BENEFIT PLANS

Under the labor contract with the UMWA, the Company made payments of $0.1 million, $0.2 million and $1.3 million in 2000, 1999 and 1998, respectively, into a multi-employer defined benefit pension plan trust established for the benefit of union employees. Payments are based on hours worked and are expensed as paid. Under the Multi-employer Pension Plan Amendments Act of 1980, a contributor to a milti-employer pension plan may be liable, under certain circumstances, for its proportionate share of the plan's unfunded vested benefit (withdrawal liability). At December 31, 2000, the Company has been informed by the UMWA Health and Retirement Funds that the UMWA 1950 and 1974 Pension Plans do not have any unfunded vested benefits. Therefore, there is no withdrawal liability to the Company. The Company is not aware of any circumstances which would require it to reflect its share of unfunded vested pension benefits in its financial statements. At December 31, 2000, approximately 17% of the Company's workforce was represented by the UMWA. The current UMWA collective bargaining agreement expires at December 31, 2002.

The Coal Industry Retiree Health Benefit Act of 1992 ("Benefit Act") provides for the funding of medical and death benefits for certain retired members of the UMWA through premiums to be paid by assigned operators (former employers), transfers of monies in 1993 and

1994 from an overfunded pension trust established for the benefit of retired UMWA members, and transfers from the Abandoned Mine Lands Fund (funded by a federal tax on coal production) commencing in 1995. The Company treats its obligation under the Benefit Act as a participation in a multi-employer plan and recognizes expense as premiums are paid. The Company recognized $3.3 million in 2000, $2.7 million in 1999 and $3.7 million in 1998, in expense relative to premiums paid pursuant to the Benefit Act.


OTHER PLANS

The Company sponsors savings plans which were established to assist eligible employees in providing for their future retirement needs. The Company's contributions to the plans were $8.0 million in 2000, $8.4 million in 1999 and $6.8 million in 1998.

13. CAPITAL STOCK

Subsequent to the end of the year, the Company completed a public offering of 9,927,765 shares of its common stock. The offering consisted of 5,170,797 shares sold directly by the Company (including 1,541,146 shares held in the Company's treasury) and the remaining 4,756,968 shares held by its then largest stockholder, Ashland Inc. The net proceeds of $93.2 million from the shares sold directly by the Company were used to pay down debt.

On September 29, 1998, the Company's Board of Directors authorized the Company to repurchase up to 2 million shares of Company common stock. The timing of the purchases and the number of shares to be purchased are dependent on market conditions. Through December 31, 1999, the Company had acquired 1,726,900 shares under the repurchase program at an average price of $12.29 per share. There were no treasury share purchases during 2000.

On February 25, 1999, the Company's Board of Directors authorized the Company to amend its Automatic Dividend Reinvestment Plan to provide, among other things, that dividends may be reinvested in the Company's common stock by purchasing authorized but unissued shares (including treasury shares) directly from the Company, as well as by purchasing shares in the open market. On May 4, 1999, the Company filed a Form S-3 with the Securities and Exchange Commission to register 2,000,000 shares of the Company's common stock for issuance under the amended Plan. As reflected in the Prospectus filed therewith, the amended Plan provides that the Company determines whether the Plan's administrator should reinvest dividends in shares purchased in the open market or in shares acquired directly from the Company. The Company authorized and directed its Plan administrator (for all shareholders who had elected to reinvest their dividends in Company stock) to reinvest the June 15, 1999 and September 15, 1999 dividends in the Company's treasury stock. As of December 31, 2000 and 1999, approximately $2.5 million of the Company's dividends were reinvested in 189,506 shares of treasury stock. In accordance with the terms of the amended Plan, the treasury stock was reissued by the Company at the average of the high and low per share sales prices as reported by the New York Stock Exchange on the date of the dividend, which averaged $13.446 per share. The Company accounts for the issuance of the treasury stock using the average cost method.


14. STOCKHOLDER RIGHTS PLAN

On March 3, 2000, the Board of Directors adopted a stockholder rights plan under which preferred share purchase rights were distributed as a dividend to the Company's stockholders of record on March 20, 2000. The rights are exercisable only if a person or group acquires 20% or more of the Company's common stock (an "Acquiring Person") or announces a tender or exchange offer the consummation of which would result in ownership by a person or group of 20% or more of the Company's common stock. Each right entitles the holder to buy one one-hundredth of a share of a series of junior participating preferred stock at an exercise price of $42 or in certain circumstances allows the holder (expect for the Acquiring Person) to purchase the Company's common stock or voting stock of the

Acquiring Person at a discount. At its option, the Board of Directors may allow some or all holders (except for the Acquiring Person) to exchange their rights for Company common stock. The rights will expire on March 20, 2010, subject to earlier redemption or exchange by the Company as described in the plan.


15.  STOCK INCENTIVE PLAN

On April 22, 1998, the stockholders ratified the adoption of the 1997 Stock Incentive Plan (the "Company Incentive Plan"), reserving 6,000,000 shares of Arch Coal common stock for awards to officers and other selected key management employees of the Company. The Company Incentive Plan provides the Board of Directors with the flexibility to grant stock options, stock appreciation rights
(SARs), restricted stock awards, restricted stock units, performance stock or units, merit awards, phantom stock awards and rights to acquire stock through purchase under a stock purchase program ("Awards"). Awards the Board of Directors elect to pay out in cash do not count against the 6,000,000 shares authorized in the 1997 Stock Incentive Plan.

Stock options generally become exercisable in full or in part one year from the date of grant and are granted at a price equal to 100% of the fair market value of the stock on the date of grant. SARs entitle employees to receive a payment equal to the appreciation in market value of the stated number of common shares from the SARs' exercise price to the market value of the shares on the date of its exercise. Unexercised options and SARs lapse 10 years after the date of grant. Restricted stock awards and restricted stock units entitle employees to purchase shares or stock units at a nominal cost. Such awards entitle employees to vote shares acquired and to receive any dividends thereon, but such shares cannot be sold or transferred and are subject to forfeiture if employees terminate their employment prior to the prescribed period, which can be from one to five years. Restricted stock units generally carry the same restrictions and potential forfeiture, but are generally paid in cash upon vesting. Merit awards are grants of stock without restriction and at a nominal cost. Performance stock or unit awards can be earned by the recipient if the Company meets certain pre-established performance measures. Until earned, the performance awards are nontransferable, and when earned, performance awards are payable in cash, stock, or restricted stock as determined by the Company's Board of Directors. Phantom stock awards are based on the appreciation of hypothetical underlying shares or the earnings performance of such shares and may be paid in cash or in shares of common stock.

As of December 31, 2000, performance units and stock options were the only types of awards granted. As of December 31, 2000, 2.1 million performance units had been granted under the plan. The performance awards will be earned by participants based on Company performance for .4 million and 1.7 million performance units for the years 1998 through 2001 and 2000 through 2003, respectively. The Company accrues for anticipated awards to be paid out in cash over the life of the award. Information regarding stock options under the Company Incentive Plan is as follows for the years ended December 31, 2000, 1999 and 1998:

                                                                2000                      1999                        1998
                                                            Weighted                  Weighted                    Weighted
                                                  Common     Average       Common      Average       Common        Average
(in thousands except per share data)              Shares       Price       Shares        Price       Shares          Price
==========================================================================================================================
Options outstanding at January 1                   1,809     $ 19.33        1,128      $ 24.86          926        $ 25.23
Granted                                               62        9.44          744        10.69          360          22.88
Exercised                                             (9)      10.69            -            -          (48)         14.50
Canceled                                            (273)      18.61          (63)       16.28         (110)         25.88
--------------------------------------------------------------------------------------------------------------------------
Options outstanding at December 31                 1,589       19.11        1,809        19.33        1,128          24.86
==========================================================================================================================
Options exercisable at December 31                   965     $ 23.57          837      $ 24.77          600        $ 25.04
Options available for grant at December 31         4,305                    4,094                     4,775

The Company applies APB 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for the Company Incentive Plan. Accordingly, no compensation expense has been recognized for the fixed stock option portion of the Company Incentive Plan. Had compensation expense for the fixed stock option portion of the Company Incentive Plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of FAS 123, Accounting for Stock-Based Compensation, the Company's net income (loss) and earnings (loss) per common share would have been changed to the pro forma amounts as indicated in the table below. The after-tax fair value of options granted in 2000, 1999 and 1998 was determined to be $0.2 million, $2.9 million and $2.3 million, respectively, using the Black-Scholes option pricing model and the weighted average assumptions noted below. For purposes of these pro forma disclosures, the estimated fair value of the options is recognized as compensation expense over the options' vesting period. The stock options granted in 2000, 1999 and 1998 vest ratably over three, four and three years, respectively.

Year ended December 31 (in millions except per share data)               2000      1999      1998
=================================================================================================
As reported
   Net income (loss)                                                  $ (12.7)  $(346.3)   $ 30.0
   Basic and diluted earnings (loss) per share                           (.33)    (9.02)      .76
Pro forma (unaudited)
   Net income (loss)                                                  $ (14.1)  $(347.7)   $ 29.3
   Basic and diluted earnings (loss) per share                           (.37)    (9.06)      .74
Weighted average fair value per share of options granted              $  4.06   $  4.13    $ 7.22
Assumptions (weighted average)
   Risk-free interest rate                                                5.1%      6.6%      6.0%
   Expected dividend yield                                                2.0%      2.0%      2.0%
   Expected volatility                                                   51.2%     41.4%     31.8%
   Expected life (in years)                                               5.0       5.0       5.0

The table below shows pertinent information on options outstanding at December 31, 2000:

(Options in thousands)                   Options Outstanding                                      Options Exercisable

                                          Weighted Average                                                   Weighted
                                                 Remaining         Weighted                                   Average
Range of                          Number       Contractual          Average                     Number       Exercise
Exercise Prices              Outstanding      Life (Years)   Exercise Price                Exercisable          Price
=====================================================================================================================
$ 8 - $11                            662              8.29           $10.58                        122         $10.67
$22 - $23                            479              5.68            22.56                        395          22.49
$25 - $35                            448              4.57            28.05                        448          28.05
---------------------------------------------------------------------------------------------------------------------
$ 8 - $35                          1,589              6.46           $19.11                        965         $23.57

16.  CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company places its cash equivalents in investment-grade short-term investments and limits the amount of credit exposure to any one commercial issuer.

The Company markets its coal principally to electric utilities in the United States. Sales to foreign countries are immaterial. As of December 31, 2000 and 1999, accounts receivable from electric utilities located in the United States totaled $112.2 million and $120.2 million, respectively. Generally, credit is extended based on an evaluation of the customer's financial condition, and collateral is not generally required. Credit losses are provided for in the financial statements and historically have been minimal.

The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on indices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer. The Company and its operating subsidiaries sold approximately 105.5 million tons of coal in 2000. Approximately 79% of this tonnage was sold under long-term contracts (contracts having a term of greater than one year) accounting for 78% of the Company's total revenue. Prices for coal sold under long-term contracts ranged from $3.45 to $52.95 per ton. Long-term contracts ranged in remaining life from one to 18 years. Some of these contracts include pricing which is above and, in some cases, materially above current market prices. The Company currently supplies coal under long-term coal supply contracts with one customer which have price renegotiation or modification provisions that take effect in mid-2001. The prices for coal shipped under these contracts are materially above the current market price for similar type coal. For the year ended December 31, 2000, approximately $18.4 million of the Company's operating income related to these contracts. The Company expects income from operations to be reduced by approximately one-half of the operating income attributable to these contracts in 2001 and by the full amount of this operating income in 2002. These amounts are predicated on current market pricing and will change with market conditions. Sales (including spot sales) to major customers were as follows:

Year ended December 31 (in thousands)                   2000      1999      1998
--------------------------------------------------------------------------------

AEP                                                 $188,129  $157,278  $195,682

Southern Company                                     161,553   163,826   170,452

17. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings
(loss) per common share:

Year ended December 31 (in thousands except per share data)                                 2000           1999          1998
===============================================================================================================================
Numerator:
  Income (loss) before extraordinary loss and cumulative effect of accounting change    $  (12,736)   $  (350,093)   $   31,501
  Extraordinary loss from the extinguishment of debt, net of taxes                               -              -        (1,488)
  Cumulative effect of accounting change, net of taxes                                           -          3,813             -
-------------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                                     $  (12,736)   $  (346,280)   $   30,013
===============================================================================================================================
Denominator:
  Weighted average shares-denominator for basic                                             38,164         38,392        39,626
  Dilutive effect of employee stock options                                                      -              -            25
-------------------------------------------------------------------------------------------------------------------------------
  Adjusted weighted average shares-denominator for diluted                                  38,164         38,392        39,651
===============================================================================================================================
Basic and diluted earnings (loss) per common share before
  extraordinary loss and cumulative effect of accounting change                         $     (.33)   $     (9.12)   $      .79
===============================================================================================================================
Basic and diluted earnings (loss) per common share                                      $     (.33)   $     (9.02)   $      .76
===============================================================================================================================

At December 31, 2000, 1999 and 1998, 1.6 million, 1.8 million and 1.1 million shares, respectively, were not included in the diluted per share calculation since the exercise price is greater than the average market price.


18. SALE AND LEASEBACK

On June 30, 2000, the Company sold several shovels and continuous miners for $14.9 million and leased back the equipment under operating and capital leases. The proceeds of the sales were used to pay down debt and for general corporate purposes. The shovels have been leased over a period of five years, while the continuous miners have been leased with terms ranging from two to five years. The leases contain renewal options at lease termination and purchase options at amounts approximating fair value at lease termination. The gain on the sale and leaseback of $1.5 million was deferred and is being amortized over the base term of the lease as a reduction of lease expense.

On January 29, 1998, the Company sold mining equipment for approximately $74.2 million and leased back the equipment under an operating lease with a term of three years. This included the sale and leaseback of equipment purchased under an existing operating lease that expired on the same day. The proceeds of the sale were used to purchase the equipment under the expired lease for $28.3 million and to pay down debt. At the end of the lease term, the Company had the option to renew the lease for two additional one-year periods or purchase the equipment. Alternatively, the equipment could have been sold to a third party. The gain on the sale and leaseback of $10.7 million was deferred and is being amortized over the base term of the lease as a reduction of rental expense. Effective April 1, 1999 and February 4, 2000, the Company purchased for $14.4 million and $10.3 million, respectively, several pieces of equipment under lease that were included in this transaction. A pro-rata portion of the deferred gain, or $3.4 million, was offset against the cost of the assets. On May 17, 2000, the Company purchased the remaining assets under the lease for $34.7 million, which resulted in the termination of the lease. The remaining deferred gain of $1.2 million was offset against the cost of the assets.

19. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company receives certain services and purchases fuel, oil and other products on a competitive basis from subsidiaries of Ashland Inc., which totaled $3.6 million in 2000, $4.8 million in 1999 and $7.2 million in 1998. Management believes that charges between the Company and Ashland Inc. for services and purchases were transacted on terms equivalent to those prevailing among unaffiliated parties. At December 31, 2000, Ashland Inc. owned approximately 12% of the Company's outstanding shares of common stock. On August 3, 2000, the Company received a written notice from Ashland Inc. pursuant to which Ashland Inc. exercised its demand registration rights under a Registration Rights Agreement, dated April 4, 1997, by and among the Company, Ashland Inc., Carboex International, Limited (now Carboex, S.A.) and the certain Hunt entities and requested that its remaining 4,756,968 shares be sold by means of an underwritten offering. Such shares were sold subsequent to year-end.

As described in Note 1, the Company has a 65% ownership interest in Canyon Fuel which is accounted for on the equity method. The Company receives administration and production fees from Canyon Fuel for managing the Canyon Fuel operations. The fee arrangement is calculated annually and is approved by the Canyon Fuel Management Board. The production fee is calculated on a per-ton basis, while the administration fee represents the costs incurred by Arch Coal employees related to Canyon Fuel administrative matters. The fees recognized as other income by the Company and as expense by Canyon Fuel were $7.4 million, $7.0 million and $4.1 million for the years ended December 31, 2000, 1999 and 1998, respectively.

20. COMMITMENTS AND CONTINGENCIES

The Company leases equipment, land and various other properties under noncancelable long-term leases, expiring at various dates. Rental expense related to these operating leases amounted to $22.7 million in 2000, $42.2 million in 1999 and $28.0 million in 1998. The decrease in rental expense is the result of the purchase of several assets during 2000 out of a sale and leaseback arrangement entered into in 1998 (see additional discussion in Note 18, "Sale and Leaseback"). In addition, the Company recorded an obligation for non-cancelable lease payments at its Dal-Tex operation during 1999 (see additional discussion in Note 2, "Changes in Estimates and Other Non-recurring Revenues and Expenses"). The Company has also entered into various non-cancelable royalty lease agreements and federal lease bonus payments under which future minimum payments are due. On October 1, 1998, the Company was the successful bidder in a federal auction of certain mining rights in the 3,546-acre Thundercloud tract in the Powder River Basin of Wyoming. The Company's lease bonus bid amounted to $158 million for the tract, of which $31.6 million was paid on October 1, 1998 and $31.6 million was paid on January 3, 2000. The remaining lease bonus payments are reflected below under the caption "Royalties." The tract contains approximately 412 million tons of demonstrated coal reserves and is contiguous with the Company's Black Thunder mine. Geological surveys performed by outside consultants indicate that there are sufficient reserves relative to these properties to permit recovery of the Company's investment.

Minimum payments due in future years under these agreements in effect at December 31, 2000 are as follows:

                                                                                    Operating
                                                                                   Leases and    Capital
(in thousands)                                                         Leases       Royalties     Leases
========================================================================================================
2001                                                                 $ 16,990      $ 60,050     $  4,226
2002                                                                   12,431        62,773        3,756
2003                                                                   10,556        62,603        3,756
2004                                                                    6,619        30,205        3,756
2005                                                                    6,506        26,807        1,466
Thereafter                                                             15,616       177,089            -
--------------------------------------------------------------------------------------------------------
                                                                     $ 68,718      $419,527     $ 16,960
========================================================================================================

Less amount representing interest                                                               $  3,087
-------------------------------------------------------------------------------------------------------
Present value of net minimum lease payments under capital leases                                  13,873
Current portion                                                                                    2,525
--------------------------------------------------------------------------------------------------------
Long-term capitalized lease obligations                                                         $ 11,348
========================================================================================================

Property, plant and equipment at year-end include the following amounts for capitalized leases:

December 31 (in thousands)                                                                          2000
========================================================================================================
Plant and equipment                                                                             $ 15,228
Accumulated amortization                                                                           1,475
--------------------------------------------------------------------------------------------------------
                                                                                                $ 13,753
========================================================================================================

The Company is a party to numerous claims and lawsuits with respect to various matters. The Company provides for costs related to contingencies when a loss is probable and the amount is reasonably determinable. As of December 31, 2000, the Company had accrued $2.5 million related to a settlement with the U.S. Department of the Interior associated with the 1996 impoundment failure at Lone Mountain. The Company expects to make the settlement payment during the first quarter of 2001. After conferring with counsel, it is the opinion of management that the ultimate resolution of these claims, to the extent not previously provided for, will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

The Company holds a 17.5% general partnership interest in Dominion Terminal Associates ("DTA"), which operates a ground storage-to-vessel coal transloading facility in Newport News, Virginia. DTA leases the facility from Peninsula Ports Authority of Virginia ("PPAV") for amounts sufficient to meet debt-service requirements. Financing is provided through $132.8 million of tax-exempt bonds issued by PPAV (of which the Company is responsible for 17.5%, or $23.2 million) which mature July 1, 2016. Under the terms of a throughput and handling agreement with DTA, each partner is charged its share of cash operating and debt-service costs in exchange for the right to use its share of the facility's loading capacity and is required to make periodic cash advances to DTA to fund such costs. On a cumulative basis, costs exceeded cash advances by $10.9 million at December 31, 2000 (included in other noncurrent liabilities). Future payments for fixed operating costs and debt service are estimated to approximate $3.3 million annually through 2015 and $26.0 million in 2016.

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


21.  CASH FLOW

The changes in operating assets and liabilities as shown in the consolidated statements of cash flows are comprised of the following:


Year ended December 31 (in thousands)                        2000        1999       1998
========================================================================================
Decrease (increase) in operating assets:
  Receivables                                          $   8,194   $  38,356   $ (35,464)
  Inventories                                             14,452       5,188       6,723
Increase (decrease) in operating liabilities:
  Accounts payable and accrued expenses                   (4,515)    (15,593)     30,229
  Income taxes                                            (2,683)    (76,952)    (35,057)
  Accrued postretirement benefits other than pension      (7,330)        440       6,813
  Accrued reclamation and mine closure                   (10,941)    (20,767)      1,936
  Accrued workers' compensation                          (26,597)       (143)        149
----------------------------------------------------------------------------------------
Changes in operating assets and liabilities            $ (29,420)  $ (69,471)  $ (24,671)
========================================================================================


22. ACCOUNTING DEVELOPMENT

In June 1998, the Financial Accounting Standards Board issued FAS 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 2000. FAS 133 permits early adoption as of the beginning of any fiscal quarter after its issuance. FAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. FAS 133 will not have a significant impact on the financial position or results of operations of the Company.

23. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly financial data for 2000 and 1999 is summarized below:

(in thousands)                                                 March 31/(1)/    June 30/(1)/      Sept. 30/(1)/    Dec. 31/(1)/
================================================================================================================================
2000:
  Coal sales, equity income and other revenues                   $ 357,801      $ 340,153           $ 359,289    $ 347,378
  Income from operations                                             2,898         19,966/(2)(3)/      15,851       35,269/(4)(5)/
Net income (loss)                                                  (15,027)        (2,125)             (5,198)       9,614
Basic and diluted earnings (loss) per common share/(9)/              (0.39)         (0.06)              (0.14)        0.25

1999:
  Coal sales, equity income and other revenues                   $ 421,126      $ 391,292           $ 382,236    $ 372,728
  Income (loss) from operations                                     13,983/(6)/    20,739              12,602     (374,350)/(8)/
  Income (loss) before cumulative effect of accounting change       (2,380)         2,459              (1,820)    (348,352)
Net income (loss)                                                    1,433/(7)/     2,459              (1,820)    (348,352)
Basic and diluted earnings (loss) per
  common share before cumulative effect of accounting change         (0.06)          0.06               (0.05)       (9.12)
Basic and diluted earnings (loss) per common share/(9)/               0.04           0.06               (0.05)       (9.12)

(1) At the West Elk underground mine in Gunnison County, Colorado, following the detection of combustion-related gases in a portion of the mine, the Company idled its operation on January 28, 2000. While it was idled, the Company incurred between $4 million and $6 million per month in after-tax losses at that mine. On July 12, 2000, after controlling the combustion-related gases, the Company resumed production at the West Elk mine and started to ramp up to normal levels of production. During the ramp-up process, the mine experienced geological conditions that hindered production during the fourth quarter. The Company recognized partial pre-tax insurance settlements of $12.0 million during each of the second and third quarters of 2000 and $7.0 million during the fourth quarter of 2000 which covered a portion of the losses incurred at West Elk during 2000. The Company expects to receive additional insurance payments under its property and business interruption policy. However, any additional recovery will depend on resolution of the claim with the insurance carrier, the timing of which is uncertain.

(2) During the second quarter of 2000, as a result of permit revisions at Arch of Illinois, the Company reduced its reclamation liability at Arch of Illinois by $7.8 million (pre-tax).

(3) During the second quarter of 2000, the IRS issued a notice outlining the procedures for obtaining tax refunds on certain excise taxes paid by the industry on export sales tonnage. The notice was the result of a 1998 federal court decision that found such taxes to be unconstitutional. The Company recorded $12.7 million of pre-tax income related to these excise tax recoveries.

(4) During the fourth quarter of 2000, as a result of adjustments to employee postretirement medical benefits, the Company recognized $9.8 million of pre-tax curtailment gains resulting from previously unrecognized postretirement benefit changes which occurred in prior years.

(5) During the fourth quarter of 2000, the Company settled certain workers' compensation liabilities with the State of West Virginia partially offset by adjusting other workers' compensation liabilities resulting in a net pre-tax gain of $13.0 million.

(6) During the first quarter of 1999, the Company recorded a charge of $6.5 million related to severance costs, obligations for non-cancelable lease payments and a change in the reclamation liability due to the shut-down of the Company's Dal-Tex operation.

(7) During the first quarter of 1999, the Company changed its depreciation method on preparation plants and loadouts and recorded a cumulative effect adjustment which increased income by $3.8 million (net of tax) from applying the new method for years prior to 1999.

(8) During the fourth quarter of 1999, the Company recorded a one-time pre-tax charge of $380.9 million to write-down the assets at its Dal-Tex, Hobet 21 and Coal-Mac operations and write-down certain other coal reserves in central Appalachia. Included in this charge was a $16.3 million pre-tax charge related to the restructuring of the Company's administrative work force and the closure of mines in Illinois, Kentucky and West Virginia.

(9) The sum of the quarterly earnings (loss) per common share amounts may not equal earnings (loss) per common share for the full year because per share amounts are computed independently for each quarter and for the year based on the weighted average number of common shares outstanding during each period.

SELECTED FINANCIAL INFORMATION

Year ended December 31,
(In thousands, except per share data)             2000/(1,2,3,4)/       1999/(5,6)/       1998/(7,8)/    1997/(9,10,11)/   1996
===================================================================================================================================
STATEMENT OF OPERATIONS DATA:
Coal sales, equity income and other revenues       $ 1,404,621       $ 1,567,382        $ 1,505,635     $ 1,066,875      $  780,621
Costs and expenses:
  Cost of coal sales                                 1,237,378         1,426,105          1,313,400         916,802         669,295
  Selling, general and administrative expenses          38,887            46,357             44,767          28,885          20,435
  Amortization of coal supply agreements                39,803            36,532             34,551          18,063          12,604
  Write-down of impaired assets                              -           364,579                  -               -               -
Merger-related expenses                                      -                 -                  -          39,132               -
Other expenses                                          14,569            20,835             25,070          22,111          22,175
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                           73,984          (327,026)            87,847          41,882          56,112
Interest expense, net                                   90,720            88,767             61,446          17,101          17,592
Provision (benefit) for income taxes                    (4,000)          (65,700)            (5,100)         (5,500)          5,500
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary loss and
  cumulative effect of accounting change               (12,736)         (350,093)            31,501          30,281          33,020
Extraordinary loss                                           -                 -             (1,488)              -               -
Cumulative effect of accounting change                       -             3,813                  -               -               -
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                  $   (12,736)      $  (346,280)       $    30,013     $    30,281      $   33,020
===================================================================================================================================
BALANCE SHEET DATA:
Total assets                                       $ 2,232,614       $ 2,332,374        $ 2,918,220     $ 1,656,324      $  885,521
Working capital                                        (37,556)          (54,968)            20,176          40,904          33,166
Long-term debt, less current maturities              1,090,666         1,094,993          1,309,087         248,425         212,695
Other long-term obligations                            606,628           655,166            657,759         594,127         421,754
Stockholders' equity                               $   219,874       $   241,295        $   618,216     $   611,498      $  130,626

COMMON STOCK DATA:
Basic and diluted earnings (loss) per common
  share before extraordinary loss and cumulative
  effect of accounting change                      $     (0.33)      $     (9.12)       $      0.79     $      1.00      $     1.58
Basic and diluted earnings (loss) per common share $     (0.33)      $     (9.02)       $      0.76     $      1.00      $     1.58
Dividends per share                                $       .23       $       .46        $       .46     $      .445      $      .38
Shares outstanding at year-end                          38,173            38,164             39,372          39,658          20,948

CASH FLOW DATA:
Cash provided by operating activities              $   135,772       $   279,963        $   188,023     $   190,263      $  138,471
Depreciation, depletion and amortization               201,512           235,658            204,307         143,632         114,703
Purchases of property, plant and equipment             115,080            98,715            141,737          77,309          62,490
Canyon Fuel Company depreciation, depletion and
  amortization                                          39,679            36,423             21,346               -               -
Dividend payments                                        8,778            17,609             18,266          13,630           8,000
Adjusted EBITDA/(12)/                              $   315,175       $   325,949        $   313,500     $   224,646      $  170,815

OPERATING DATA:
Tons sold                                              105,519           111,177             81,098          40,525          29,443
Tons produced                                          100,060           109,524             75,817          36,698          26,887
Tons purchased from third parties                        5,084             3,781              4,997           2,906           2,062

(1) At the West Elk underground mine in Gunnison County, Colorado, following the detection of combustion-related gases in a portion of the mine, the Company idled its operation on January 28, 2000. While it was idled, the Company incurred between $4 million and $6 million per month in after-tax losses at that mine. On July 12, 2000, after controlling the combustion-related gases, the Company resumed production at the West Elk mine and started to ramp up to normal levels of production. During the ramp-up process, the mine experienced geological conditions that hindered production during the fourth quarter. The Company recognized partial pre-tax insurance settlements of $31 million during 2000 which covered a portion of the losses incurred at West Elk. The Company expects to receive additional insurance payments under its property and business interruption policy. However, any additional recovery will depend on resolution of the claim with the insurance carrier, the timing of which is uncertain.

(2) The IRS issued a notice outlining the procedures for obtaining tax refunds on certain excise taxes paid by the industry on export sales tonnage. The notice was the result of a 1998 federal court decision that found such taxes to be unconstitutional. The Company recorded $12.7 million of pre-tax income related to these excise tax recoveries.

(3) As a result of adjustments to employee postretirement medical benefits, the Company was able to recognize $9.8 million of pre-tax curtailment gains resulting from previously unrecognized postretirement benefit changes which occurred in prior years.

(4) The Company settled certain workers' compensation liabilities with the State of West Virginia partially offset by adjusting other workers' compensation liabilities resulting in a net pre-tax gain of $8.3 million.

(5) The Company changed its depreciation method on preparation plants and loadouts during the first quarter of 1999 and recorded a cumulative effect of applying the new method for years prior to 1999 which resulted in a decrease to net loss in 1999 of $3.8 million net-of-tax.

(6) The loss from operations for 1999 reflects one-time pre-tax charges of $387.7 million related principally to the write-down of assets at its Dal-Tex, Hobet 21 and Coal-Mac operations and the write-down of certain other coal reserves in central Appalachia. Included in this charge was a $23.1 million pre-tax charge related to the restructuring of the Company's administrative work force and the closure of mines in Illinois, Kentucky and West Virginia.

(7) Information for 1998 reflects the acquisition of Atlantic Richfield Company's domestic coal operations on June 1, 1998. As a result of the refinancing of Company debt resulting from the acquisition, the Company incurred an extraordinary charge of $1.5 million (net of tax benefit) related to the early extinguishment of debt which existed prior to the acquisition.

(8) Income from operations for 1998 reflects pre-tax gains of $41.8 million from the disposition of assets including $18.5 million and $7.5 million on the sale of certain assets and property in eastern Kentucky and the sale of the Company's idle Big Sandy Terminal, respectively.

(9)  Information for 1997 reflects the merger with Ashland Coal on July 1, 1997.

(10) Income from operations for 1997 reflects a $39.1 million charge in connection with the Ashland Coal merger comprised of termination benefits, relocation costs and costs associated with duplicate facilities.

(11) On April 4, 1997, the Company changed its capital stock whereby the number of authorized shares was increased to 100,000,000 common shares, the par value was changed to $.01 per share, and a common stock split of 338.0857-for-one was effected. All share and per share information reflects the stock split.

(12) Adjusted EBITDA is defined as income (loss) from operations before the effect of changes in accounting principles and extraordinary items (Note 5 above); merger-related costs, unusual items, asset impairment and restructuring charges (Note 6, 7, and 10 above); net interest expense; income taxes; and depreciation, depletion and amortization of Arch Coal, its subsidiaries and its ownership percentage in its equity investments. Adjusted EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. Adjusted EBITDA should not be considered in isolation nor as an alternative to net income, operating income, or cash flows from operations or as a measure of a company's profitability, liquidity or performance under generally accepted accounting principles. This measure of adjusted EBITDA may not be comparable to similar measures reported by other companies, or adjusted EBITDA may be computed differently by the Company in different contexts (i.e., public reporting versus computations under financing arrangements).

BOARD OF DIRECTORS                                                    SENIOR OFFICERS

JAMES R. BOYD b c d                                                   STEVEN F. LEER
Chairman of the Board, Arch Coal, Inc.;                               President & Chief Executive Officer
Senior Vice President & Group Operating Officer, Ashland Inc.
                                                                      KENNETH G. WOODRING
ROBERT L. HINTZ a* b                                                  Executive Vice President, Mining Operations
Chairman of the Board, R.L. Hintz & Associates;
Retired Executive Vice President, CSX Corporation                     JOHN W. EAVES
                                                                      Senior Vice President, Marketing
PHILIP W. BLOCK d
Administrative Vice President of Human Resources,                     ROBERT J. MESSEY
Ashland Inc.                                                          Senior Vice President & Chief Financial Officer

DOUGLAS H. HUNT a d*                                                  BRADLEY M. ALLBRITTEN
Director of Acquisitions, Petro-Hunt, LLC                             Vice President, Human Resources

FRANK M. BURKE a                                                      C. HENRY BESTEN
Retired Chairman, CEO, and Managing Partner of                        Vice President, Strategic Marketing
Burke Mayborn Company, Ltd.
                                                                      ROBERT G. JONES
STEVEN F. LEER b c                                                    Vice President - Law, General Counsel & Secretary
President & Chief Executive Officer, Arch Coal, Inc.
                                                                      TERRY L. O'CONNOR
IGNACIO DOMINGUEZ URQUIJO a c d                                       Vice President, External Affairs
Chief Executive Officer and Administrator, Carboex, S.A.;
Senior Vice President, Endesa Group                                   DAVID B. PEUGH
                                                                      Vice President, Business Development
JAMES L. PARKER b* c
Retired President, Hunt Petroleum Corporation and President,          ROBERT W. SHANKS
Hunt Coal Corporation                                                 Vice President, Operations, and
                                                                      President, Arch Western Resources, LLC
A. MICHAEL PERRY a b c
Chairman of the Board, Bank One, West Virginia, N.A.                  OTHER OFFICERS

THOMAS L. FEAZELL d                                                   LARRY BROWN
Retired Senior Vice President, Ashland Inc.                           Vice President & Chief Information Officer

THEODORE D. SANDS c* d                                                JAMES E. FLORCZAK
President, HAAS Capital, LLC; Retired Managing                        Treasurer
Director, Investment Banking, for the Global Metals/
Mining Group, Merrill Lynch & Co.                                     JOHN W. LORSON
                                                                      Controller
a  Audit Committee
                                                                      WILLIAM H. ROSE
b  Committee on Directors                                             Vice President, Tax

c  Finance Committee                                                  C. DAVID STEELE
                                                                      Director - Internal Audit
d  Personnel and Compensation Committee

   *Committee Chairman


STOCKHOLDER INFORMATION

COMMON STOCK

Arch Coal's common stock is listed and traded on the New York Stock Exchange and also has unlisted trading privileges on the Chicago Stock Exchange. The ticker symbol is ACI.

                                    March 31     June 30    Sept. 30   Dec. 31
Quarter ended                           2000        2000        2000      2000
==============================================================================


Dividends per common share           $ .0575     $ .0575    $  .0575   $ .0575
High                                 $ 11.38     $  9.00    $  11.25   $ 14.94
Low                                  $  6.50     $  4.75    $   6.94   $  9.38
Close                                $  7.00     $  7.70    $  10.00   $ 14.13


                                    March 31     June 30    Sept. 30   Dec. 31
Quarter ended                           1999        1999        1999      1999
==============================================================================

Dividends per common share           $  .115     $  .115    $   .115   $  .115
High                                 $ 16.88     $ 14.81       15.56   $ 13.00
Low                                  $  9.75     $ 10.94    $  11.38   $  8.56
Close                                $ 13.25     $ 13.88    $  12.31   $ 11.31

On March 1, 2001, Arch Coal's common stock closed at $24.30 on the New York Stock Exchange. At that date, there were 12,006 holders of record of Arch Coal's common stock.


DIVIDENDS

In 2000, Arch Coal paid dividends totaling $8.8 million, or $.23 per share, on its outstanding shares of common stock. In 1999, Arch Coal paid dividends totaling $17.6 million, or $.46 per share, on its outstanding shares of common stock. There is no assurance as to the amount or payment of dividends in the future because they are dependent on Arch Coal's future earnings, capital requirements and financial condition.

STOCK INFORMATION

Questions by stockholders regarding stockholder records, stock certificates, dividends, the Dividend Reinvestment Plan or other stock inquiries should be directed to:


EquiServe, N.A.
P.O. Box 2500
Jersey City, NJ 07303
Telephone: (800) 317-4445
Website: www.equiserve.com

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



     INDEPENDENT AUDITORS
     Ernst & Young LLP
     701 Market Street
     St. Louis, MO 63101