Form 10-K405, Exhibit 13
period 2001-12-31
ARCH COAL INC
filed 2002-03-15
CIK 1037676

Management's Discussion and Analysis
--------------------------------------------------------------------------------





Forward-Looking Statements

Statements in this annual report which are not statements of historical fact are forward-looking statements within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, the Company at the time the statements are made. Because these forward-looking statements are subject to various risks and uncertainties, actual results may differ materially from those projected in the statements. These expectations, assumptions and uncertainties include: the Company's expectation of continued growth in the demand for electricity; belief that legislation and regulations relating to the Clean Air Act and the relatively higher costs of competing fuels will increase demand for its compliance and low-sulfur coal; expectation of continued improved market conditions for the price of coal; expectation that the Company will continue to have adequate liquidity from its cash flow from operations, together with available borrowings under its credit facilities, to finance the Company's working capital needs; a variety of operational, geologic, permitting, labor and weather-related factors; and the other risks and uncertainties which are described below under "Contingencies" and "Certain Trends and Uncertainties."



Results of Operations


2001 Compared to 2000

Net Income (Loss). The Company had net income of $7.2 million for the year ended December 31, 2001 compared to a net loss of $12.7 million for the year ended December 31, 2000. Results for 2001 were positively impacted by strong margins on the limited tonnage open to market-based pricing during the early part of 2001 and by reduced interest expense associated with lower debt levels. The current year results were negatively impacted by production difficulties and increased costs at the Company's West Elk mine in Gunnison County, Colorado, caused by high methane levels and at the Samples surface operation in West Virginia caused by a sandstone intrusion into the principal coal seam. Results for the year ended December 31, 2001 were also positively impacted by the following other items: (1) A $9.4 million pre-tax insurance settlement as part of the Company's coverage under its property and business interruption policy. The insurance settlement represents the final settlement for losses incurred for the prior year West Elk mine idling described below.
(2) A $7.4 million pre-tax gain from a state tax credit covering prior periods. (3) A $4.6 million pre-tax gain as a result of progress in processing claims associated with the recovery of certain previously paid excise taxes on export sales. The gain stems from an IRS notice during the second quarter of 2000 outlining the procedures for obtaining tax refunds on black lung excise taxes paid by the industry on export sales. The notice was the result of a 1998 federal district court decision that found such taxes to be unconstitutional. Of the $4.6 million recognized, $3.1 million represents the interest component of the claim and was recorded as interest income. (4) An increase of pre-tax income of $7.5 million primarily from a reduction in the amount of expected reclamation work at the Company's idle Illinois properties resulting from permit revisions. (5) A $13.5 million pre-tax gain primarily on the sale of land. These items were partially offset by a pre-tax charge of $4.1 million for stock-based compensation benefits that may be realized in future periods and by an increase in the litigation reserve reducing pre-tax income by $5.6 million resulting from several litigation settlements.

Results for the year ended December 31, 2000 were adversely impacted by operating losses incurred at the West Elk mine offset to some extent by partial pre-tax insurance settlements of $31.0 million received throughout 2000 under the

                          2001 Annual Report page 23.

--------------------------------------------------------------------------------

Company's business interruption policy. The mine was idled from January 28, 2000 to July 12, 2000 following the detection of combustion gases in a portion of the mine. These combustion gases are unrelated to the high methane levels experienced at the mine in 2001. Results for the year ended December 31, 2000 were also positively impacted by the following other items: (1) Pre-tax gains of $21.8 million resulting from the settlement of certain workers' compensation liabilities with the State of West Virginia. This was partially offset by adjustments to other workers' compensation liabilities resulting from changes in estimates that caused increases to the liability of $13.5 million. The net workers' compensation adjustment was a pre-tax gain of $8.3 million. (2) A pre-tax gain of $7.8 million resulting from a reduction in the Company's reclamation liability due to permit revisions at its idle mine properties in Illinois. (3) A $12.1 million pre-tax gain primarily on the sale of land. (4) A pre-tax gain of $12.7 million related to excise tax recoveries on export shipments in connection with the IRS notice described above. (5) A $9.8 million pre-tax curtailment gain resulting from previously unrecognized postretirement benefit changes that occurred from plan amendments in previous years.

The West Elk mine's coal sales for the year ended December 31, 2001 of $77.0 million were $35.5 million greater than its sales of $41.5 million in 2000, although the mine experienced significant production difficulties during both periods as described above. This compares to $110.3 million of coal sales during the year ended December 31, 1999, a period of uninterrupted production. Excluding the impact of the related insurance recoveries, operating losses for the mine for 2001 and 2000 were $11.3 million and $43.4 million, respectively, compared to operating income of $13.1 million during 1999. At the Samples surface operation, a sandstone intrusion caused the coal seam to thin, which resulted in lower production and higher associated costs. During the year ended December 31, 2001, the Samples surface operation incurred an operating loss of $19.2 million compared to operating income of $4.3 million during the same period of 2000.

Revenues. Total revenues for the year ended December 31, 2001 were $1,488.7 million, an increase of $84.1 million from the same period in the prior year. This increase was the result of several factors including the increase in sales at West Elk when compared to the same period in the prior year, improved pricing on the limited tonnage that was open to market-based pricing during the current period, and increased pass-through transportation revenues.

Income From Equity Investment. During the year ended December 31, 2001, Canyon Fuel, the Company's equity method investment, recognized recoveries of previously paid property taxes. The Company's share of these recoveries is $2.6 million, which is reflected as income from equity investment in the Consolidated Statements of Operations. In addition, Canyon Fuel experienced improved performance at its three underground mines in Utah.

Income From Operations. The following table presents income from operations excluding the unusual items discussed above.


         Year ended December 31 (in millions)             2001          2000

         Income from operations (as reported)          $  62.5        $ 74.0
           Losses at the West Elk mine                    11.3          43.4
           West Elk mine insurance recoveries             (9.4)        (31.0)
           Samples surface operation losses               19.2             -
           Land sales                                    (13.5)        (12.1)
           Reclamation adjustment - Illinois properties   (7.5)         (7.8)
           Stock-based compensation accrual                4.1             -
           State tax credit                               (7.4)            -
           Litigation settlement                           5.6             -
           Workers' compensation adjustment                  -          (8.3)
           Postretirement medical benefit curtailment        -          (9.8)
           Black lung excise tax recoveries               (1.5)        (12.7)
           Canyon Fuel Company property tax recoveries    (2.6)            -
                                                       -------------------------
         Adjusted income from operations               $  60.8        $  35.7
                                                       =========================


                            Arch Coal, Inc. page 24.

--------------------------------------------------------------------------------

The increase in adjusted income from operations is primarily attributable to improved pricing on the limited coal tonnage that was open to market-based pricing during the current year; improved performance at the Company's Black Thunder mine in Wyoming and the Canyon Fuel operations in Utah; and continued strong performance at the Company's Mingo Logan operation in West Virginia.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $4.9 million. The increase was primarily attributable to the stock-based compensation charge discussed above.

Amortization of Coal Supply Agreements. Amortization of coal supply agreements decreased by $12.3 million primarily as a result of the expiration and buy-out of above-market contracts that were valued as assets and amortized on the Company's balance sheet in the prior year.

Interest Expense. Interest expense decreased by $27.9 million primarily as a result of lower debt levels in the year ended December 31, 2001 compared to the same period of 2000. The net proceeds from two public stock offerings in the first half of 2001 were used to significantly reduce debt levels from the prior year (see additional discussion in "Liquidity and Capital Resources").

Interest Income. The increase in interest income of $2.9 million over the prior year was primarily due to recognition of the interest component of the black lung excise tax recovery recognized in 2001.

Income Taxes. The Company's effective tax rate is sensitive to changes in estimates of annual profitability and percentage depletion. The income tax benefit recorded for the year ended December 31, 2001 is primarily the result of the impact of percentage depletion. During 1999, the Company determined that as it relates to future income taxes, the Company did not anticipate recognizing all of its alternative minimum tax credit carryforwards in the future and only expected to recognize part of the benefit of its deferred tax asset at the alternative minimum tax rate of approximately 24%. Therefore, the Company has recorded a valuation allowance for a portion of its deferred tax assets that management believes, more likely than not, will not be realized. Realization of the deferred tax assets is principally dependent upon the Company achieving projected future taxable income. The judgments regarding future profitability may change due to market conditions or the Company's ability to execute its operating plans. These changes, if any, may require the Company to adjust the deferred tax asset balances and would impact income tax expense.

Adjusted EBITDA. Adjusted EBITDA (income from operations before the effect of net interest expense; income taxes; and depreciation, depletion and amortization of the Company, its subsidiaries and its ownership percentage in its equity investments) was $282.3 million for the year ended December 31, 2001 compared to $315.2 million in 2000. This decrease is primarily attributable to the losses incurred at the Samples surface operation resulting from the sandstone intrusion during 2001. Adjusted EBITDA should not be considered in isolation or as an alternative to net income, operating income, or cash flows from operations or as a measure of a company's profitability, liquidity or performance under generally accepted accounting principles.



2000 Compared to 1999

Net Income (Loss). The Company incurred a net loss of $12.7 million for the year ended December 31, 2000 compared to a net loss of $346.2 million for the year ended December 31, 1999. Results for 2000 were adversely impacted by the temporary idling of the West Elk mine in Gunnison County, Colorado, as described above. Also, as a result of permit revisions at its idle mine properties in Illinois, the Company reduced its reclamation liability at that location by $7.8 million, which favorably impacted results for 2000. In addition, the Company recorded $12.7 million of pre-tax income related to black lung excise tax recoveries on export shipments in connection with the IRS notice described above. The Company also

                          2001 Annual Report page 25.

--------------------------------------------------------------------------------
settled certain workers' compensation liabilities with the state of West Virginia, resulting in pre-tax gains of $21.8 million. This was partially offset by adjustments to other workers' compensation liabilities resulting from changes in estimates which caused increases to the liability of $13.5 million. The net workers' compensation adjustment was a pre-tax gain of $8.3 million. During 2000, as a result of adjustments to employee post-employment medical benefits, the Company recognized $9.8 million of pre-tax curtailment gains described above. Other factors that affected year-to-year comparisons were primarily sales of land which resulted in pre-tax gains of $12.1 million during 2000 compared to $2.4 million in 1999. During 1999, the Company recorded a non-cash impairment charge of $364.6 million and charges of $23.1 million related to the restructuring of its administrative workforce and the closure of several operations. The Company also recorded a $112.3 million valuation allowance for a portion of its deferred tax assets and changed its method of depreciation on preparation plants and loadouts from straight-line to a units-of-production basis. The change in depreciation method resulted in an increase to income of $3.8 million net-of-tax, reported as a cumulative effect of accounting change in the consolidated statement of operations for 1999. Also, during the year ended December 31, 1999, the Company sold a dragline at the Arch of Illinois operation, resulting in a gain of $2.5 million, and also had settlements with two suppliers that added $6.5 million to the prior year's results.

Revenues. Total revenues for the year ended December 31, 2000 were $1.4 billion, a decrease of 10% from the same period in the prior year as a result of several factors. These factors include reduced sales at the Company's West Elk mine as a result of the idling described above. Also, during the second half of 1999, the Company closed its Dal-Tex, Wylo and Arch of Illinois operations and two surface mines in Kentucky. Partially offsetting the decreased sales at the Company's closed eastern operations were increased sales at other eastern operations.

The resulting decrease in production and sales from the Company's eastern operations was partially offset by increased production and sales at the Company's Black Thunder mine in Wyoming when compared to 1999. As a result, on a per-ton-sold basis, the Company's average selling price of $12.72 decreased $.86 from the prior year. Western coal, especially Powder River Basin coal, has a significantly lower average sales price than that provided from the Company's eastern coal operations, but is also significantly less costly to mine.

Income From Operations. The following table presents income from operations excluding the unusual items discussed above.


         Year ended December 31 (in millions)              2000            1999

         Income (loss) from operations (as reported)     $ 74.0        $ (327.0)
           Losses (income) at the West Elk mine            43.4           (13.1)
           West Elk mine insurance recoveries             (31.0)              -
           Land sales                                     (12.1)           (2.4)
           AOI dragline sale                                  -            (2.5)
           Reclamation adjustment - Illinois properties    (7.8)              -
           Workers' compensation adjustment                (8.3)              -
           Postretirement medical benefit curtailment      (9.8)              -
           Black lung excise tax recoveries               (12.7)              -
           Write-down of impaired assets                      -           364.6
           Restructuring charge                               -            23.1
           Settlements with suppliers                         -            (6.5)
                                                         -----------------------
         Adjusted income from operations                 $ 35.7        $   36.2
                                                         =======================


                            Arch Coal, Inc. page 26.

--------------------------------------------------------------------------------

Adjusted income from operations in 2000 is comparable to 1999. Additional items affecting 2000 include an increase in income from operations resulting primarily from ongoing improved performance at several of the Company's mines, caused in part by the Company's continued focus on reducing costs and improving productivity. Income from operations also improved as a result of improved performance and production at the Company's Black Thunder mine and reduced costs in the current year resulting from the closure of the Dal-Tex operation in July 1999. The Dal-Tex complex incurred production shortfalls, deterioration of mining conditions and resulting lower income contributions prior to its closing on July 23, 1999. Income from operations was negatively affected by increased fuel costs in 2000 of over $1.0 million per month compared to 1999. Income from operations declined at the Company's Mingo Logan longwall operation (Mountaineer mine), where, despite the contribution of $39.3 million of income from operations, results were below the $46.6 million of income from operations for 1999. The decrease was primarily caused by depressed coal prices, generally less favorable mining conditions and increased mine development expenses associated with the start-up of operations in the Alma seam in preparation for moving longwall equipment into the newly developed seam in early 2001.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $7.5 million from 1999. The decrease was attributable to cost savings resulting from the restructuring of the Company's administrative workforce that occurred during the fourth quarter of 1999.

Income Taxes. The Company's effective tax rate is sensitive to changes in annual profitability and percentage depletion. During the fourth quarter of 1999, the Company determined that as it relates to future income taxes, the Company did not anticipate recognizing all of its alternative minimum tax credit carryforwards in the future and only expected to recognize part of the benefit of its deferred tax asset at the alternative minimum tax rate of approximately 24%.

Adjusted EBITDA. Adjusted EBITDA was $315.2 million for the year ended December 31, 2000 compared to $325.9 million for the prior year. The decrease in adjusted EBITDA was primarily attributable to the continued negative impact of the idling at the West Elk mine (including insurance recoveries) and lower operating profit at the Mingo Logan Mountaineer mine as described above. This was partially offset by improved performance at the Company's Black Thunder mine.

Outlook

West Elk Mine. The Company's West Elk mine encountered higher-than-expected methane levels following the relocation of its longwall mining system to the eastern section of the mine in late February 2001. The higher methane levels led to a reduction of planned shipments from the mine. The mine's performance has steadily improved as the mine has implemented a series of methane control procedures. The Company is hopeful that the mine will operate at breakeven or profitable levels during 2002. However, if the Company is unable to continue to adequately control methane levels at the mine, it may be forced to continue to operate the mine at lower levels of production than planned.

West Virginia Operations. On October 20, 1999, the U.S. District Court for the Southern District of West Virginia permanently enjoined the West Virginia Department of Environmental Protection (DEP) from issuing any permits that authorize the construction of valley fills as part of coal mining operations. The West Virginia DEP complied with the injunction by issuing an order banning the issuance of permits for the construction of nearly all new valley fills and the expansion of nearly all existing valley fills. The district court then granted a stay of its injunction, pending the outcome of an appeal of the court's decision filed by the West Virginia DEP with the U.S. Court of Appeals for the Fourth Circuit. On April 24, 2001, the Court of Appeals vacated the judgment of the district court with respect to the injunction, and in January 2002, the United States Supreme Court declined to hear an appeal of the Court of Appeal's decision.

                          2001 Annual Report page 27.

--------------------------------------------------------------------------------

The injunction discussed above was entered as part of the litigation that caused a delay in obtaining mining permits for the Company's Dal-Tex operation described under "Contingencies-Legal Contingencies-Dal-Tex Litigation." As a result of the delay, the Company idled its Dal-Tex mining operation on July 23, 1999. If all necessary permits are obtained, the Company may reopen the mine subject to existing market conditions at the time.

Previously, the Company had disclosed that longwall mineable reserves at Mingo Logan were likely to be exhausted during 2002. As a result of improvements to the mine plan, the mine is not expected to exhaust its longwall mineable reserves until 2004.

During the second quarter of 2001, the Company's Samples surface mine in southern West Virginia encountered a larger-than-expected sandstone intrusion. The intrusion has resulted in the thinning of the principal coal seam in the ridge that the mine is currently mining. The thinning of the seam has reduced recoverable coal and driven up mining costs on a per-ton basis. The Company expects the Samples operation to be adversely affected by the sandstone intrusion through the first quarter of 2002. In early 2002, the Samples mine began development work on a new reserve area with more favorable geology. The Company expects the Samples mine to return to profitability during the second quarter of 2002.

Low-Sulfur Coal Producer. The Company continues to believe that it is well positioned to capitalize on the continuing growth in demand for low-sulfur coal to produce electricity. One hundred percent of the Company's current coal production and approximately 90% of its reserves are low in sulfur. In fact, approximately 66% of the Company's coal reserves are compliance quality, which means that they meet Phase II standards of the Clean Air Act without application of expensive scrubbing technology. With Phase II now in effect, compliance coal has captured a growing share of United States coal demand and commands a higher price in the marketplace than high-sulfur coal.

Chief Objectives. The Company continues to focus on realizing the potential of its assets and to maximize stockholder value. Its first financial objective in recent quarters has been to aggressively reduce debt and strengthen its balance sheet. For the year ended December 31, 2001, the Company reduced its total debt by $376.9 million principally through the use of proceeds raised in the February and May 2001 equity offerings described in the "Liquidity and Capital Resources" section below. In total, the Company has paid down approximately $600 million in debt since December 31, 1998. The Company's debt-to-capitalization ratio, which was 84% at December 31, 2000, improved to 58% at December 31, 2001.

In addition to continuing its efforts to pay down, restructure and diversify its remaining debt, the Company will focus on taking steps designed to improve earnings, strengthen cash generation, improve productivity and reduce costs at its large-scale mines, while building on its leading position in its target coal-producing basins, the Powder River Basin and the Central Appalachian Basin.

Liquidity and Capital Resources

The following is a summary of cash provided by or used in each of the indicated types of activities during the past three years:

    Year ended December 31 (in thousands)                2001          2000          1999

    Cash provided by (used in):
           Operating activities                      $  145,661    $  135,772    $  279,963
           Investing activities                        (129,209)     (107,496)      (84,358)
           Financing activities                         (15,590)      (25,531)     (219,736)


                            Arch Coal, Inc. page 28.

--------------------------------------------------------------------------------

Cash provided by operating activities increased in 2001 compared to 2000 due primarily to improved operating performance in 2001. Increased distributions from the Company's investment in Canyon Fuel also positively affected cash provided by operating activities. These increases were partially offset by increased working capital requirements in 2001 compared to 2000. Cash provided by operating activities decreased in 2000 compared to 1999 due to a decrease in cash provided from equity investments and reduced coal sales, along with increased costs resulting from the temporary idling of the West Elk mine and increased fuel costs.

Cash used in investing activities during 2001 increased compared to 2000 due primarily to higher capital expenditures. Cash used in investing activities increased in 2000 compared to 1999 primarily as a result of the Company making the second of five annual $31.6 million payments under the Thundercloud federal lease, which is part of the Black Thunder mine in Wyoming. The first payment was made at the time of the acquisition of the lease in 1998, and the third payment was made during 2001. The remaining two payments are due each January of the years 2002 and 2003.

Cash used in financing activities during 2001 reflects the cash generated by the February 2001 and May 2001 issuances of common stock (described below) resulting in proceeds of $372.2 million, the pay-down of $376.9 million of debt and the repurchase of the Company's common stock at a cost of $5.0 million. Cash used in financing activities in 2000 reflects reduced debt payments as compared to 1999. In addition, the Company entered into a sale and leaseback of certain equipment during 2000 which resulted in net proceeds of $13.4 million. Dividend payments decreased $8.8 million in 2000 as compared to 1999, resulting from a decrease in shares outstanding and a reduction in the quarterly dividend from 11.5 cents per share to 5.75 cents per share. The dividend reduction is attributable to the Company's goal to aggressively pay down debt.

On February 22, 2001, the Company completed a public offering of 9,927,765 shares of common stock, including the remaining 4,756,968 shares held by its then largest stockholder, Ashland Inc., and 5,170,797 primary and treasury shares issued directly by the Company. Proceeds realized from the transaction, which totaled $92.9 million net of the underwriters' discount and expenses, were used to pay down debt.

On April 12, 2001, the Company filed a Universal Shelf Registration Statement on Form S-3 with the Securities and Exchange Commission. The Universal Shelf allows the Company to offer, from time to time, an aggregate of up to $750 million in debt securities, preferred stock, depositary shares, common stock and related rights and warrants. On May 8, 2001, the Company utilized the shelf registration and completed a public offering of 8,500,000 primary shares of common stock. On May 16, 2001, the underwriters involved in the offering purchased an additional 424,200 shares pursuant to an over-allotment option granted by the Company in connection with the May 8, 2001 offering. The proceeds realized from these transactions after the underwriting discount and expenses were $279.3 million. The proceeds were used to retire the Company's term loan, with the remainder reducing the borrowings under the Company's revolving credit facility.

On September 14, 2001, the Company's Board of Directors approved a stock repurchase plan, under which the Company may repurchase up to 6.0 million of its shares of common stock from time to time. Through December 31, 2001, the Company repurchased 357,200 shares of its common stock for $5.0 million pursuant to the plan at an average purchase price of $14.13 per share. The repurchased shares are being held in the Company's treasury. Future repurchases under the plan will be made at management's discretion and will depend on market conditions and other factors.

The Company generally satisfies its working capital requirements and funds its capital expenditures and debt-service obligations with cash generated from operations. The Company believes that cash generated from operations and its borrowing capacity will be sufficient to meet its working capital requirements and anticipated capital expenditures for at least the next several years. The Company's ability to fund planned capital expenditures, to make acquisitions and to pay


                          2001 Annual Report page 29.

--------------------------------------------------------------------------------
dividends will depend upon its future operating performance, which will be affected by prevailing economic conditions in the coal industry and financial, business and other factors, some of which are beyond the Company's control.

Expenditures for property, plant and equipment were $123.4 million, $115.1 million and $98.7 million for 2001, 2000 and 1999, respectively. Capital expenditures are made to improve and replace existing mining equipment, expand existing mines, develop new mines and improve the overall efficiency of mining operations.

At December 31, 2001, the Company had $35.7 million in letters of credit outstanding which, when combined with outstanding borrowing under the revolver, allowed for $431.3 million of additional borrowings under the revolving credit facility. Financial covenants contained in the Company's credit facilities consist of a maximum leverage ratio, a maximum fixed-charge coverage ratio and a minimum net-worth test. The leverage ratio requires that the Company not permit the ratio of total indebtedness at the end of any calendar quarter to adjusted EBITDA for the four quarters then ended to exceed a specified amount. The fixed-charge coverage ratio requires that the Company not permit the ratio of the Company's adjusted EBITDA plus lease expense to interest expense plus lease expense for the four quarters then ended to be less than a specified amount. The net-worth test requires that the Company not permit its net worth to be less than a specified amount plus 50% of cumulative net income. In addition, the covenants require the pledging of assets to collateralize the Company's revolving credit facility. The assets pledged include equity interests in wholly owned subsidiaries, certain real property interests, accounts receivable and inventory of the Company. The Company was in compliance with these financial covenants at December 31, 2001.

At December 31, 2001, debt amounted to $773.9 million, or 58% of capital employed, compared to $1.151 billion, or 84% of capital employed, at December 31, 2000. Based on the current level of consolidated indebtedness and prevailing interest rates, debt-service obligations, which include the current maturities of debt and interest expense for 2002, are estimated to be $67.0 million.

The Company periodically establishes uncommitted lines of credit with banks. These agreements generally provide for short-term borrowings at market rates. At December 31, 2001, there were $20.0 million of such agreements in effect, of which $13.5 million were outstanding.

The Company has begun to arrange a refinancing of its revolving credit facility and of Arch Western's $675 million term loan. The Company expects the terms and conditions of the new facilities to be generally similar to the existing credit facilities and to complete the financing prior to the end of the second quarter of 2002.

The Company is exposed to market risk associated with interest rates. At December 31, 2001, after taking into consideration interest-rate swap agreements, debt included $343.5 million of floating-rate debt for which the rate of interest is, at the Company's option, the PNC Bank base rate or a rate based on LIBOR and current market rates for bank lines of credit. To manage this exposure, the Company enters into interest-rate swap agreements to modify the interest-rate characteristics of outstanding Company debt. At December 31, 2001, the Company had interest-rate swap agreements having a total notional value of $425.0 million. These swap agreements are used to convert variable-rate debt to fixed-rate debt. Under these swap agreements, the Company pays a weighted-average fixed rate of 6.89% (before the credit spread over LIBOR) and receives a weighted-average variable rate based upon 30-day and 90-day LIBOR. The Company accrues amounts to be paid or received under interest-rate swap agreements over the lives of the agreements. These amounts are recognized as adjustments to interest expense over the lives of the agreements, thereby adjusting the effective interest rate on the Company's debt. Gains and losses on terminations of interest-rate swap agreements are deferred on the balance sheet (in other long-term liabilities) and amortized as an adjustment to interest expense over the original term of the terminated swap agreement as if it were still in place. The remaining terms of the swap agreements at December 31, 2001, ranged from eight to 42 months. All instruments are entered into for other than trading purposes.


                            Arch Coal, Inc. page 30.

--------------------------------------------------------------------------------

The Company is also exposed to commodity price risk related to its purchase of diesel fuel. The Company enters into heating oil swaps to substantially eliminate volatility in the price of diesel fuel purchased for its operations. The swap agreements essentially fix the price paid for diesel fuel by requiring the Company to pay a fixed heating oil price and receive a floating heating oil price. The changes in the floating heating oil price highly correlate to changes in diesel fuel prices. Gains and losses on terminations of heating oil swap agreements are deferred on the balance sheet (in other long-term liabilities) and amortized as an adjustment to diesel fuel cost over the original term of the terminated heating oil swap agreement as if it were still in place.

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

Changes in interest rates have different impacts on the fixed-rate and variable-rate portions of the Company's debt portfolio. A change in interest rates on the fixed portion of the debt portfolio impacts the net financial instrument position but has no impact on interest incurred or cash flows. A change in interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows but does not impact the net financial instrument position. The sensitivity analysis related to the fixed portion of the Company's debt portfolio assumes an instantaneous 100-basis-point move in interest rates from their levels at December 31, 2001, with all other variables held constant. A 100-basis-point decrease in market interest rates would result in a $7.2 million increase in the fair value of the fixed portion of the debt at December 31, 2001. Based on the variable-rate debt included in the Company's debt portfolio as of December 31, 2001, after considering the effect of the swap agreements, a 100-basis-point increase in interest rates would result in an annualized additional $3.4 million of interest expense incurred based on December 31, 2001 debt levels. At December 31, 2001 a $.05 per gallon decrease in the price of heating oil would result in a $1.3 million increase in the fair value of the financial position of the heating oil swap agreement.

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


                          2001 Annual Report page 31.

--------------------------------------------------------------------------------

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

Dal-Tex Litigation. A federal court injunction that prohibited the West Virginia Department of Environmental Protection ("DEP") from issuing permits for the Company's Dal-Tex mine to use valley fill mining techniques resulted in the shutdown of this mine in July 1999. A subsequent order prohibited the construction or expansion of valley fills in West Virginia. Valley fills are created by mountaintop mining and other techniques used in Central Appalachia, and involve the creation of large, engineered works into which excess earth and rock extracted during surface mining are placed. The plaintiffs in the litigation allege, among other things, that the construction of valley fills violates a regulation arising from SMCRA that the plaintiffs allege prohibits placing overburden or other obstructions in stream channels. The Company appealed the order specific to its Dal-Tex operations, and the Company, the West Virginia DEP and other interested parties appealed the broader order concerning valley fills. On April 24, 2001, the United States Court of Appeals for the Fourth Circuit vacated the judgment of the district court with respect to the injunction that prohibited the West Virginia DEP from issuing permits to use valley fill mining techniques. The plaintiffs appealed the decision of the Fourth Circuit to the United States Supreme Court, which declined to hear the appeal in January 2002. Because it is not financially viable for coal producers to operate some mining properties without valley fills, if state court remedies similar to those obtained in the federal district court are available to the plaintiffs, the Company may be forced to close all or a portion of its mining operations in West Virginia, to the extent those operations are dependent on the use of valley fills. A settlement agreement entered into between the parties will require the preparation of an environmental impact statement ("EIS") prior to the issuance of permits for the construction of valley fills. The preparation of these statements is time-consuming and is sometimes the subject of litigation. As a result, even though the district court decision has been overturned, the Company cannot reopen the Dal-Tex mine until the EIS is completed and all necessary permits are obtained. At that time, the decision to commence mining operations will be subject to then-existing market conditions.

Cumulative Hydrologic Impact Assessment ("CHIA") Litigation. On January 20, 2000, two environmental organizations, the Ohio Valley Environmental
Coalition and the Hominy Creek Watershed Association, filed suit against the West Virginia DEP in U.S. District Court in Huntington, West Virginia. In addition to allegations that the West Virginia DEP violated state law and provisions of the Clean Water Act, the plaintiffs allege that the West Virginia DEP's issuance of permits for surface and underground coal mining has violated certain non-discretionary duties mandated by SMCRA. Specifically, the plaintiffs allege that the West Virginia DEP has failed to require coal operators seeking permits to conduct water monitoring to verify stream flows and ascertain water quality, to always include certain water quality information in their permit applications and to analyze the probable hydrologic consequences of their operations. The plaintiffs also allege that the West Virginia DEP has failed to analyze the cumulative hydrologic impact of mining operations on specific watersheds.

The plaintiffs sought an injunction to prohibit the West Virginia DEP from issuing any new permits which fail to comply with all of the elements identified in their complaint. The complaint identified, and sought to enjoin, three pending permits sought by the Company in connection with its Mingo Logan operations in order to continue existing surface mining operations at the Phoenix reserve. On January 15, 2001, the West Virginia DEP notified the plaintiffs that the Company had completed all steps necessary to obtain the permits. On March 8, 2001, the Court denied the plaintiffs' motion for a preliminary injunction seeking to enjoin the DEP's decision to issue the permits. The Company subsequently received some of the permits necessary to continue operating the surface mine. If the plaintiffs ultimately prevail in this litigation,


                            Arch Coal, Inc. page 32.

--------------------------------------------------------------------------------
the Company's ability to mine surface coal at Mingo Logan could be adversely affected, and depending upon the length of the suspension, the effect could be material. This matter does not affect Mingo Logan's existing permits related to its underground operations.

Certain Trends and Uncertainties

Substantial Leverage-Variable Interest Rate-Covenants
As of December 31, 2001, the Company had outstanding consolidated indebtedness of $773.9 million, representing approximately 58% of the Company's capital employed. Despite making substantial progress in reducing debt, the Company continues to have significant debt-service obligations, and the terms of its credit agreements limit its flexibility and result in a number of limitations on the Company. The Company also has significant lease and royalty obligations. The Company's ability to satisfy debt service, lease and royalty obligations and to effect any refinancing of its indebtedness will depend upon future operating performance, which will be affected by prevailing economic conditions in the markets that the Company serves as well as financial, business and other factors, many of which are beyond the Company's control. The Company may be unable to generate sufficient cash flow from operations and future borrowings, or other financings may be unavailable in an amount sufficient to enable it to fund its debt service, lease and royalty payment obligations or its other liquidity needs.

The Company's relative amount of debt and the terms of its credit agreements could have material consequences to its business, including, but not limited to: (i) making it more difficult to satisfy debt covenants and debt service, lease payment and other obligations; (ii) making it more difficult to pay quarterly dividends as the Company has in the past; (iii) increasing the Company's vulnerability to general adverse economic and industry conditions;
(iv) limiting the Company's ability to obtain additional financing to fund future acquisitions, working capital, capital expenditures or other general corporate requirements; (v) reducing the availability of cash flows from operations to fund acquisitions, working capital, capital expenditures or other general corporate purposes; (vi) limiting the Company's flexibility in planning for, or reacting to, changes in the Company's business and the industry in which the Company competes; or (vii) placing the Company at a competitive disadvantage when compared to competitors with less relative amounts of debt.

After taking into consideration the Company's interest-rate swaps which convert the Company's variable rate debt to fixed, approximately 45% of the Company's indebtedness bears interest at variable rates that are linked to short-term interest rates. If interest rates rise, the Company's costs relative to those obligations would also rise.

Terms of the Company's credit facilities and leases contain financial and other covenants that create limitations on the Company's ability to, among other things, effect acquisitions or dispositions and borrow additional funds, and require the Company to, among other things, maintain various financial ratios and comply with various other financial covenants. Failure by the Company to comply with such covenants could result in an event of default under these agreements which, if not cured or waived, would enable the Company's lenders to declare amounts borrowed due and payable, or otherwise result in unanticipated costs.


Losses
The Company reported a net loss of $12.7 million for the year ended December 31, 2000. The losses in 2000 were primarily attributable to the temporary idling of the West Elk mine in Colorado following the detection of combustion-related gases in a portion of the mine. Because the coal mining industry is subject to significant regulatory oversight and due to

                          2001 Annual Report page 33.

--------------------------------------------------------------------------------
the possibility of adverse pricing trends or other industry trends beyond the Company's control, the Company may suffer losses in the future if legal and regulatory rulings, mine idlings and closures, adverse pricing trends or other factors affect the Company's ability to mine and sell coal profitably.


Environmental and Regulatory Factors
Federal, state and local governmental authorities regulate the coal mining industry on matters as diverse as employee health and safety, air quality standards, water pollution, groundwater quality and availability, plant and wildlife protection, the reclamation and restoration of mining properties, the discharge of materials into the environment and surface subsidence from underground mining. In addition, federal legislation mandates certain benefits for various retired coal miners represented by the United Mine Workers of America ("UMWA"). These regulations and legislation have had and will continue to have a significant effect on the Company's cost of production and competitive position. Future regulations, legislation or orders may also cause the Company's sales or profitability to decline by hindering its ability to continue its mining operations, by increasing its costs or by causing coal to become a less attractive fuel source.

Permits. Mining companies must obtain numerous permits that strictly regulate environmental, health and safety matters in connection with coal mining, some of which have significant bonding requirements. Regulatory authorities exercise considerable discretion in the timing of permit issuance. Also, private individuals and the public at large possess rights to comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, the permits necessary for mining operations may not be issued or, if issued, may not be issued in a timely fashion or may involve requirements that may be changed or interpreted in a manner that restricts the Company's ability to conduct its mining operation or to do so profitably.

As indicated by the legal action involving the Company's Dal-Tex operation that is discussed in "Contingencies-Legal Contingencies-Dal-Tex Litigation" above, the regulatory environment in West Virginia is uncertain with respect to coal mining. No assurance can be made that the plaintiffs will not obtain similar relief in a state court action as that obtained in the U.S. District Court action. In such event, there could be a material adverse effect on the Company's financial condition or results of operations.

New Environmental Regulations. Several new environmental regulations require a reduction in nitrogen oxide ("NOx") emissions generated by coal-fired electric generating plants. Substantially all of the Company's revenues from sales of coal in 2001 were from sales to generators operating these types of plants. Enforcement actions against a number of these generators, which include some of our customers, and proposed legislation ultimately may require additional reductions in NOx emissions. The Environmental Protection Agency ("EPA") is also considering regulations that would require reductions in mercury emissions and further reduction in sulfur dioxide ("SO2") emissions from coal-fired electric generating plants. To comply with these regulations and enforcement actions, these generators may choose to switch to other fuels that generate less of these emissions, such as natural gas or oil.

Kyoto Protocol. On December 11, 1997, the U.S. government representatives at the climate change negotiations in Kyoto, Japan, agreed to reduce U.S. emissions of greenhouse gases, including carbon dioxide and other gas emissions that are believed by some scientists to be trapping heat in the atmosphere and warming the earth's climate. The U.S. adoption of the requirements of the Kyoto Protocol is subject to conditions, which may not occur and is also subject to the protocol's ratification by the U.S. Senate. The U.S. Senate has indicated that it will not ratify an agreement unless certain conditions, not currently provided for in the Kyoto Protocol, are met. In addition, President Bush has stated that he does not support the Kyoto Protocol as written and has recently submitted an alternate proposal to reduce U.S. emissions of greenhouse gases. At present, it is not possible to predict whether either the Kyoto protocol or President Bush's proposal will attain the force of law in the United States or what the resulting impact would be on the Company.

                            Arch Coal, Inc. page 34.

--------------------------------------------------------------------------------

Customers. In July 1997, the EPA proposed that 22 eastern states, including states in which many of the Company's customers are located, make substantial reductions in NOx emissions. The EPA expects the states to achieve these reductions by requiring power plants to reduce their NOx emissions to a level of 0.15 pounds of NOx per million Btu's of energy consumed. Many of the states sued the EPA in the U.S. Court of Appeals for the District of Columbia Circuit to challenge the new standard. In March 2000, the court upheld the standard and set a May 2004 deadline for compliance with the new rules. The states appealed to the U.S. Supreme Court, and in March 2001, the Court declined to hear the appeal. To achieve the proposed reductions, power plants may be required to install reasonably available control technology and additional control measures. The installation of these measures would make it more costly to operate coal-fired utility power plants and, depending on the requirements of individual state implementation plans, could make coal a less attractive fuel alternative in the planning and building of utility power plants in the future.

The EPA has also proposed the implementation of stricter ozone standards by 2003. If these standards are implemented, they could require some of the Company's customers to reduce NOx emissions, which are a precursor to ozone formation, or even prevent the construction of new facilities that contribute to the non-attainment of the new ozone standard.

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


Competition and Excess Industry Capacity
The coal industry is intensely competitive, primarily as a result of the existence of numerous producers in the coal-producing regions in which the Company operates, and a number of the Company's competitors have greater financial resources. The Company competes with several major coal producers in the Central Appalachian and Powder River Basin areas. The Company also competes with a number of smaller producers in those and other market regions. The Company is subject to the risk of reduced profitability as a result of excess industry capacity, which has occurred in the past and which results in reduced coal prices.


Electric Industry Factors
Demand for coal and the prices that the Company will be able to obtain for its coal are closely linked to coal consumption patterns of the domestic electric generation industry, which has accounted for approximately 90% of domestic coal consumption in recent years. These coal consumption patterns are influenced by factors beyond the Company's control, including the demand for electricity (which is dependent to a significant extent on summer and winter temperatures); government regulation; technological developments and the location, availability, quality and price of competing sources of coal; and the use of competing fuels such as natural gas, oil, nuclear, and hydroelectric power. Demand for the Company's low-sulfur coal and the prices that the Company will be able to obtain for it will also be affected by the price and availability of high-sulfur coal, which can be marketed in tandem with emissions allowances in order to meet federal Clean Air Act requirements. Any reduction in the demand for the Company's coal by the domestic electric generation industry may cause a decline in profitability.


                          2001 Annual Report page 35.

--------------------------------------------------------------------------------

Electric utility deregulation is expected to provide incentives to generators of electricity to minimize their fuel costs and is believed to have caused electric generators to be more aggressive in negotiating prices with coal suppliers. Deregulation may have a negative effect on the Company's profitability to the extent it causes the Company's customers to be more cost-sensitive.


Reliance on and Terms of Long-Term Coal Supply Contracts
During 2001, sales of coal under long-term contracts, which are contracts with a term greater than 12 months, accounted for 77% of the Company's total revenues. The prices for coal shipped under these contracts may be below the current market price for similar-type coal at any given time. As a consequence of the substantial volume of its sales that are subject to these long-term agreements, the Company has less coal available with which to capitalize on stronger coal prices if and when they arise. In addition, because long-term contracts typically allow the customer to elect volume flexibility, the Company's ability to realize the higher prices that may be available in the spot market may be restricted when customers elect to purchase higher volumes under such contracts, or the Company's exposure to market-based pricing may be increased should customers elect to purchase fewer tons. The increasingly short terms of sales contracts and the consequent absence of price-adjustment provisions in such contracts also make it more likely that inflation-related increases in mining costs during the contract term will not be recovered by the Company.


Reserve Degradation and Depletion
The Company's profitability depends substantially on its ability to mine coal reserves that have the geological characteristics that enable them to be mined at competitive costs. Replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. The Company has in the past acquired, and in the future is likely to acquire, coal reserves for its mine portfolio from third parties. The Company may not be able to accurately assess the geological characteristics of any reserves that it acquires, which may adversely affect the profitability and financial condition of the Company. Exhaustion of reserves at particular mines can also have an adverse effect on operating results that is disproportionate to the percentage of overall production represented by such mines. Mingo Logan's Mountaineer mine is estimated to exhaust its longwall mineable reserves in 2004. The Mountaineer mine generated $36.7 million and $39.3 million of the Company's total operating income in the year ended December 31, 2001 and 2000, respectively.


Potential Fluctuations in Operating Results-Factors Routinely Affecting
Results of Operations
The Company's mining operations are inherently subject to changing conditions that can affect levels of production and production costs at particular mines for varying lengths of time and can result in decreases in profitability. Weather conditions, equipment replacement or repair, fuel prices, fires, variations in coal seam thickness, amounts of overburden rock and other natural materials and other geological conditions have had, and can be expected in the future to have, a significant impact on operating results. A prolonged disruption of production at any of the Company's principal mines, particularly its Mingo Logan operation in West Virginia, would result in a decrease, which could be material, in the Company's revenues and profitability. Other factors affecting the production and sale of the Company's coal that could result in decreases in its profitability include: (i) expiration or termination of, or sales price redeterminations or suspension of deliveries under, coal supply agreements; (ii) disruption or increases in the cost of transportation services;
(iii) changes in laws or regulations, including permitting requirements; (iv) litigation; (v) work stoppages or other labor difficulties; (vi) mine worker vacation schedules and related maintenance activities; and (vii) changes in coal market and general economic conditions.


                            Arch Coal, Inc. page 36.

--------------------------------------------------------------------------------

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


Reserves-Title
There are numerous uncertainties inherent in estimating quantities of recoverable reserves, including many factors beyond the control of the Company. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a number of variable factors and assumptions. These factors and assumptions include geological and mining conditions which may not be fully identified by available exploration data or may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning coal prices, operating costs, severance and excise taxes, development costs and reclamation costs, all of which may cause estimates to vary considerably from actual results.

For these reasons, estimates of the economically recoverable quantities attributable to any particular group of properties or classifications of such reserves based on risk of recovery and estimates of net cash flows expected therefrom that are prepared by different engineers or by the same engineers at different times, may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties, and revenues and expenditures with respect to the Company's reserves, may vary from estimates, and such variances may be material. These estimates thus may not accurately reflect the Company's actual reserves.

A significant part of the Company's mining operations are conducted on properties leased by the Company. The loss of any lease could adversely affect the Company's ability to develop the associated reserves. Because title to most of the Company's leased properties and mineral rights is not usually verified until a commitment is made by the Company to develop a property, which may not occur until after the Company has obtained necessary permits and completed exploration of the property, the Company's right to mine certain reserves may be adversely affected if defects in title or boundaries exist. In order to obtain leases or mining contracts to conduct mining operations on property where these defects exist, the Company has had to, and may in the future have to, incur unanticipated costs. In addition, the Company may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves, or maintain its leasehold interests in properties on which mining operations are not commenced, during the term of the lease.


Certain Contractual Arrangements
The Company's affiliate, Arch Western Resources, LLC, is the owner of Company reserves and mining facilities in the western United States. The agreement under which Arch Western was formed provides that a subsidiary of the Company, as the managing member of Arch Western, generally has exclusive power and authority to conduct, manage and control the

                          2001 Annual Report page 37.

--------------------------------------------------------------------------------
business of Arch Western. However, consent of BP Amoco, the other member of Arch Western, would generally be required in the event that Arch Western proposes to make a distribution, incur indebtedness, sell properties or merge or consolidate with any other entity if, at such time, Arch Western has a debt rating less favorable than specified ratings with Moody's Investors Service or Standard & Poor's or fails to meet specified indebtedness and interest ratios.

In connection with the Company's June 1, 1998 acquisition of Atlantic Richfield Company's ("ARCO") coal operations, the Company entered into an agreement under which it agreed to indemnify ARCO against specified tax liabilities in the event that these liabilities arise as a result of certain actions taken prior to June 1, 2013, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the acquisition. ARCO was acquired by BP Amoco in 2000. Depending on the time at which any such indemnification obligation were to arise, it could impact the Company's profitability for the period in which it arises.

The membership interests in Canyon Fuel, which operates three coal mines in Utah, are owned 65% by Arch Western and 35% by a subsidiary of ITOCHU Corporation of Japan. The agreement that governs the management and operations of Canyon Fuel provides for a management board to manage its business and affairs. Some major business decisions concerning Canyon Fuel require the vote of 70% of the membership interests and therefore limit the Company's ability to make these decisions. These decisions include admission of additional members; approval of annual business plans; the making of significant capital expenditures; sales of coal below specified prices; agreements between Canyon Fuel and any member; the institution or settlement of litigation; a material change in the nature of Canyon Fuel's business or a material acquisition; the sale or other disposition, including by merger, of assets other than in the ordinary course of business; incurrence of indebtedness; the entering into of leases; and the selection and removal of officers. The Canyon Fuel agreement also contains various restrictions of the transfer of membership interests in Canyon Fuel.

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

Critical Accounting Policies

Throughout Management's Discussion and Analysis, the Company has described critical accounting policies and sensitive judgment areas that impact the financial statements. Critical accounting policies described elsewhere in Management's Discussion and Analysis include:

   -- income taxes
   -- reclamation, and
   -- contingencies

In addition to those described elsewhere in this document, the following other critical accounting policies are described.


Accrued Workers' Compensation
The Company is liable under the federal Mine Safety and Health Act of 1977, as amended, to provide for pneumoconiosis (black lung) benefits to eligible employees, former employees, and dependents with respect to claims filed by such persons

                            Arch Coal, Inc. page 38.

--------------------------------------------------------------------------------
on or after July 1, 1973. The Company is also liable under various states' statutes for black lung benefits. The Company currently provides for federal and state claims principally through a self-insurance program. Charges are being made to operations as determined by independent actuaries, at the present value of the actuarially computed present and future liabilities for such benefits over the employees' applicable years of service. In addition, the Company is liable for workers' compensation benefits for traumatic injuries which are accrued as injuries are incurred.


Employee Beneft Plans
The Company has non-contributory defined benefit pension plans covering certain of its salaried and non-union hourly employees. Benefits are generally based on the employee's years of service and compensation. The Company funds the plans in an amount not less than the minimum statutory funding requirements nor more than the maximum amount that can be deducted for federal income tax purposes. The Company accounts for its defined benefit plans in accordance with FAS 87, Employer's Accounting for Pensions, which requires amounts recognized in the financial statements to be determined on an actuarial basis.


The Company also currently provides certain postretirement medical/life insurance coverage for eligible employees. Generally, covered employees who terminate employment after meeting eligibility requirements are eligible for postretirement coverage for themselves and their dependents. The salaried employee postretirement medical/life plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. The postretirement medical plan for retirees who were members of the UMWA is not contributory. The Company's current funding policy is to fund the cost of all postretirement medical/life insurance benefits as they are paid. The Company accounts for its other postretirement benefits in accordance with FAS 106, Employer's Accounting for Postretirement Benefits Other Than Pensions, which requires amounts recognized in the financial statements to be determined on an actuarial basis.

                          2001 Annual Report page 39.

--------------------------------------------------------------------------------

Report of Independent Auditors
--------------------------------------------------------------------------------




To the Stockholders and Board of Directors
Arch Coal, Inc.

We have audited the accompanying consolidated balance sheets of Arch Coal, Inc. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


In our opinion, the financial statements referred to above (appearing on pages 42 to 65 of this annual report) present fairly, in all material respects, the consolidated financial position of Arch Coal, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for derivatives and hedging activities effective January 1, 2001. As discussed in Note 4 to the consolidated financial statements, in 1999, the Company changed its method of accounting for depreciation of its preparation plants and loadouts.







St. Louis, Missouri
January 24, 2002                                          /s/  Ernst & Young LLP


                            Arch Coal, Inc. page 40.

--------------------------------------------------------------------------------

Report of Management
--------------------------------------------------------------------------------







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



/s/ Steven F. Leer
Steven F. Leer
President and Chief Executive Officer


/s/ Robert J. Messey
Robert J. Messey
Senior Vice President and Chief Financial Officer

                          2001 Annual Report page 41.

--------------------------------------------------------------------------------

Consolidated Statements of Operations
--------------------------------------------------------------------------------
Year ended December 31
(in thousands of dollars except per share data)

                                                                         2001         2000          1999
   Revenues
     Coal sales                                                   $1,403,370  $ 1,342,171   $ 1,509,596
     Income from equity investment                                    26,250       12,837        11,129
     Other revenues                                                   59,108       49,613        46,657
                                                                  --------------------------------------
                                                                   1,488,728    1,404,621     1,567,382
                                                                  --------------------------------------
   Costs and Expenses
     Cost of coal sales                                            1,336,788    1,237,378     1,426,105
     Selling, general and administrative expenses                     43,834       38,887        46,357
     Amortization of coal supply agreements                           27,460       39,803        36,532
     Write-down of impaired assets                                         -            -       364,579
     Other expenses                                                   18,190       14,569        20,835
                                                                  --------------------------------------
                                                                   1,426,272    1,330,637     1,894,408
                                                                  --------------------------------------
   Income (loss) from operations                                      62,456       73,984      (327,026)

   Interest expense, net:
     Interest expense                                                (64,211)     (92,132)      (90,058)
     Interest income                                                   4,264        1,412         1,291
                                                                  --------------------------------------
                                                                     (59,947)     (90,720)      (88,767)
                                                                  --------------------------------------
   Income (loss) before income taxes and
     cumulative effect of accounting change                            2,509      (16,736)     (415,793)
   Benefit from income taxes                                          (4,700)      (4,000)      (65,700)
                                                                  --------------------------------------
   Income (loss) before cumulative
     effect of accounting change                                       7,209      (12,736)     (350,093)
                                                                  --------------------------------------
   Cumulative effect of accounting change, net of taxes                    -            -         3,813

   Net Income (Loss)                                              $    7,209   $  (12,736)   $ (346,280)
                                                                  ======================================
   Basic and diluted earnings (loss) per common share:
   Income (loss) before cumulative effect of accounting change    $      .15   $     (.33)   $    (9.12)
     Cumulative effect of accounting change, net of taxes                  -            -           .10
                                                                  --------------------------------------
   Basic and diluted earnings (loss) per common share             $      .15   $     (.33)   $    (9.02)
                                                                  =======================================








The accompanying notes are an integral part of the consolidated financial statements.

                            Arch Coal, Inc. page 42.

--------------------------------------------------------------------------------

Consolidated Balance Sheets
--------------------------------------------------------------------------------
December 31
(in thousands of dollars except share and per share data)


                                                                                     2001            2000
   Assets
     Current assets:
       Cash and cash equivalents                                             $      6,890    $      6,028
       Trade accounts receivable                                                  149,956         141,727
       Other receivables                                                           32,303          38,540
       Inventories                                                                 60,133          47,930
       Prepaid royalties                                                            1,997           2,262
       Deferred income taxes                                                       23,840          27,440
       Other                                                                       14,337          13,963
                                                                             ----------------------------
         Total current assets                                                     289,456         277,890
                                                                             ----------------------------
     Property, plant and equipment:
       Coal lands and mineral rights                                            1,141,768       1,106,547
       Plant and equipment                                                      1,013,220       1,006,452
       Deferred mine development                                                  125,888         104,579
                                                                             ----------------------------
                                                                                2,280,876       2,217,578
       Less accumulated depreciation, depletion and amortization                 (884,090)       (787,525)
                                                                             ----------------------------
         Property, plant and equipment, net                                     1,396,786       1,430,053
                                                                             ----------------------------
     Other assets:
       Prepaid royalties                                                           35,216          17,500
       Coal supply agreements                                                      81,424         108,884
       Deferred income taxes                                                      195,411         179,343
       Investment in Canyon Fuel                                                  170,686         188,700
       Other                                                                       34,580          30,244
                                                                             ----------------------------
         Total other assets                                                       517,317         524,671
                                                                             ----------------------------
         Total assets                                                        $  2,203,559    $  2,232,614
                                                                             ============================
   Liabilities and Stockholders' Equity
     Current liabilities:
       Accounts payable                                                      $     99,081    $    103,014
       Accrued expenses                                                           134,062         152,303
       Current portion of debt                                                      6,500          60,129
                                                                             ----------------------------
         Total current liabilities                                                239,643         315,446
     Long-term debt                                                               767,355       1,090,666
     Accrued postretirement benefits other than pension                           326,098         336,663
     Accrued reclamation and mine closure                                         123,761         118,928
     Accrued workers' compensation                                                 78,768          78,593
     Accrued pension cost                                                          22,539          19,287
     Obligations under capital leases                                               8,210          11,348
     Other noncurrent liabilities                                                  66,443          41,809
                                                                             ----------------------------
         Total liabilities                                                      1,632,817       2,012,740
                                                                             ----------------------------
     Stockholders' equity:
       Common stock, $.01 par value, authorized 100,000,000 shares,
         issued 52,709,916 and 39,714,333 shares                                      527             397
       Paid-in capital                                                            835,427         473,428
       Retained deficit                                                          (239,336)       (234,980)
       Less treasury stock, at cost, 357,200 and 1,541,146 shares                  (5,047)        (18,971)
       Accumulated other comprehensive loss                                       (20,829)              -
                                                                             ----------------------------
         Total stockholders' equity                                               570,742         219,874
                                                                             ----------------------------
         Total liabilities and stockholders' equity                          $  2,203,559    $  2,232,614
                                                                             ============================

The accompanying notes are an integral part of the consolidated financial statements.


                           2001 Annual Report page 43.

--------------------------------------------------------------------------------

Consolidated Statements of Stockholders' Equity
--------------------------------------------------------------------------------
Three years ended December 31, 2001
(in thousands of dollars except share and per share data)



                                                                                Retained                 Accumulated Other
                                                   Common                       Earnings        Treasury     Comprehensive
                                                    Stock    Paid-In Capital   (Deficit)   Stock at Cost              Loss     Total

   Balance at                                 --------------------------------------------------------------------------------------
   December 31, 1998                          $       397    $ 473,116        $  150,423     $  (5,720)    $        -     $ 618,216
                                              ======================================================================================
     Net loss                                                                   (346,280)                                  (346,280)
     Dividends paid ($.46 per share)                                             (17,609)                                   (17,609)
     Issuance of 95 shares of
       common stock under the
       stock incentive plan                                          1                                                            1
     Treasury stock purchases
       (1,396,700 shares) net of
       issuances (189,506 shares)                                  218                         (13,251)                     (13,033)

  Balance at                                  --------------------------------------------------------------------------------------
  December 31, 1999                                   397      473,335          (213,466)      (18,971)             -       241,295
                                              ======================================================================================
     Net loss                                                                   (12,736)                                    (12,736)
     Dividends paid ($.23 per share)                                             (8,778)                                     (8,778)
     Issuance of 8,705 shares of
       common stock under the
       stock incentive plan                                         93                                                           93
   Balance at                                 --------------------------------------------------------------------------------------
   December 31, 2000                                  397      473,428         (234,980)       (18,971)             -       219,874
                                              ======================================================================================
     Net income                                                                   7,209                                       7,209
     Other comprehensive
       loss, net-of-tax:
         Minimum pension
           liability adjustment                                                                                (2,851)       (2,851)
         Unrealized losses
           on derivatives                                                                                     (17,978)      (17,978)
                                                                                                                             ------
     Total comprehensive loss                                                                                               (13,620)

     Dividends paid ($.23 per share)                                            (11,565)                                    (11,565)
     Issuance of 14,094,997 shares
       of common stock (including
       1,541,146 shares held
       in treasury) pursuant to
       public offerings                               126      353,088                          18,971                      372,185
     Issuance of 441,732 shares
       of common stock under the
       stock incentive plan                             4        8,911                                                        8,915
     Treasury stock purchases
       of 357,200 shares of
       common stock                                                                             (5,047)                      (5,047)

   Balance at                                 --------------------------------------------------------------------------------------
   December 31, 2001                          $       527    $ 835,427        $ (239,336)     $ (5,047)    $  (20,829)    $ 570,742
                                              ======================================================================================



The accompanying notes are an integral part of the consolidated financial statements.


                            Arch Coal, Inc. page 44.

--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
Year ended December 31
(in thousands of dollars)


                                                                                      2001          2000         1999
   Operating Activities
   Net income (loss)                                                           $     7,209    $  (12,736)  $ (346,280)
   Adjustments to reconcile to cash provided by operating activities:
     Depreciation, depletion and amortization                                      177,504       201,512      235,658
     Prepaid royalties expensed                                                      7,274         7,322       14,217
     Net gain on disposition of assets                                             (14,627)      (20,444)      (7,459)
     Income from equity investment                                                 (26,250)      (12,837)     (11,129)
     Net distributions from equity investment                                       42,219        23,897       83,178
     Cumulative effect of accounting change                                              -             -       (3,813)
     Write-down of impaired assets                                                       -             -      364,579
     Changes in operating assets and liabilities                                   (38,535)      (29,420)     (69,471)
     Other                                                                          (9,133)      (21,522)      20,483
                                                                               --------------------------------------
       Cash provided by operating activities                                       145,661       135,772      279,963
                                                                               --------------------------------------
   Investing Activities
     Additions to property, plant and equipment                                   (123,414)     (115,080)     (98,715)
     Proceeds from coal supply agreements                                                -         8,512       14,067
     Additions to prepaid royalties                                                (24,725)      (25,774)     (26,057)
     Proceeds from disposition of property, plant and equipment                     18,930        24,846       26,347
                                                                               --------------------------------------
       Cash used in investing activities                                          (129,209)     (107,496)     (84,358)
                                                                               --------------------------------------
   Financing Activities
     Payments on revolver and lines of credit                                     (241,940)      (30,198)     (37,884)
     Net payments on term loans                                                   (135,000)            -     (151,210)
     Proceeds from sale and leaseback of equipment                                       -        13,352            -
     Reductions of obligations under capital lease                                  (3,138)            -            -
     Dividends paid                                                                (11,565)       (8,778)     (17,609)
     Proceeds from sale of common stock                                            381,100            93        2,549
     Purchases of treasury stock                                                    (5,047)            -      (15,582)
                                                                               --------------------------------------
     Cash used in financing activities                                             (15,590)      (25,531)    (219,736)
                                                                               --------------------------------------
       Increase (decrease) in cash and cash equivalents                                862         2,745      (24,131)
     Cash and cash equivalents, beginning of year                                    6,028         3,283       27,414
                                                                               --------------------------------------
     Cash and cash equivalents, end of year                                    $     6,890    $    6,028   $    3,283
                                                                               ======================================
   Supplemental Cash Flow Information
     Cash paid during the year for interest                                    $    71,612    $   85,339   $  100,781
     Cash paid (received) during the year for income taxes (refunds)           $    (5,548)   $   (1,316)  $   11,251





The accompanying notes are an integral part of the consolidated financial statements.


                          2001 Annual Report page 45.

--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------


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

The Company's Wyoming, Colorado and Utah coal operations are included in a joint venture named Arch Western Resources, LLC ("Arch Western"). Arch Western is 99% owned by the Company and 1% owned by BP Amoco. The Company also acts as the managing member of Arch Western.

The membership interests in the Utah coal operations, or Canyon Fuel, LLC ("Canyon Fuel"), are owned 65% by Arch Western and 35% by a subsidiary of ITOCHU Corporation, a Japanese corporation. The agreement which governs the management and operations of Canyon Fuel provides for a Management Board to manage its business and affairs. Generally, the Management Board acts by affirmative vote of the representatives of the members holding more than 50% of the membership interests. However, significant participation rights require either the unanimous approval of the members or the approval of representatives of members holding more than 70% of the membership interests. Those matters which are considered significant participation rights include the following:

     -- approval of the annual business plan;
     -- approval of significant capital expenditures;
     -- approval of significant coal sales contracts;
     -- approval of the institution of, or the settlement of litigation;
     -- approval of incurrence of indebtedness;
     -- approval of significant mineral reserve leases;
     -- selection and removal of the CEO, CFO, or General Counsel;
     -- approval of any material change in the business of Canyon Fuel;
     -- approval of any disposition whether by sale, exchange, merger, consolidation, license or otherwise, and whether directly or indirectly, of all or any portion of the assets of Canyon Fuel other than in the ordinary course of business; and
     -- approval of a request that a member provide additional services to Canyon Fuel.

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


Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



                            Arch Coal, Inc. page 46.

--------------------------------------------------------------------------------

Cash and Cash Equivalents
Cash and cash equivalents are stated at cost. Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.


Inventories
Inventories consist of the following:


         December 31 (in thousands)            2001       2000

         Coal                              $ 28,165   $ 21,185
         Supplies, net of allowance          31,968     26,745
                                           -------------------
                                           $ 60,133   $ 47,930
                                           ===================

Coal and supplies inventories are valued at the lower of average cost or market. Coal inventory costs include labor, supplies, equipment costs and operating overhead. The Company has recorded a valuation allowance for slow-moving and obsolete supplies inventories of $16.6 million and $19.8 million at December 31, 2001 and 2000, respectively.


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


Coal Supply Agreements
Acquisition costs allocated to coal supply agreements (sales contracts) are capitalized and amortized on the basis of coal to be shipped over the term of the contract. Value is allocated to coal supply agreements based on discounted cash flows attributable to the difference between the above-market contract price and the then-prevailing market price. Accumulated amortization for sales contracts was $198.6 million and $171.2 million at December 31, 2001 and 2000, respectively.


Exploration Costs
Costs related to locating coal deposits and determining the economic mineability of such deposits are expensed as incurred.


Property, Plant and Equipment
Property, plant and equipment are recorded at cost. Interest costs applicable to major asset additions are capitalized during the construction period. Expenditures which extend the useful lives of existing plant and equipment, or increase the productivity of the asset, are capitalized. Costs of purchasing rights to coal reserves and developing new mines, or significantly expanding the capacity of existing mines, are capitalized. These costs are amortized using the units-of-production method over the estimated recoverable reserves that are associated with the property being benefited. At December 31, 2001, all mineral reserves of the Company that are capitalized are being amortized on the units-of-production method through Company operations or through sublease transactions (for which the Company receives royalty revenue) except for a block of 197 million tons located adjacent to its Hobet 21 operation. The current value associated with this property is $178.7 million, which the Company plans to recover via mining operations in the future. Plant and equipment are depreciated principally on the straight-line method over the estimated useful lives of the assets, which range from three to 30 years except for preparation plants and loadouts. Effective January 1, 1999, preparation plants


                          2001 Annual Report page 47.

--------------------------------------------------------------------------------
and loadouts are depreciated using the units-of-production method over the estimated recoverable reserves, subject to a minimum level of depreciation (see additional discussion in Note 4, "Change in Accounting Method").

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


Revenue Recognition
Coal sales revenues include sales to customers of coal produced at Company operations and coal purchased from other companies. The Company recognizes revenue from coal sales at the time title passes to the customer. Transportation costs that are billed by the Company and reimbursed to the transportation provider are included in coal sales and cost of coal sales. Revenues from sources other than coal sales, including gains and losses from dispositions of long-term assets, are included in other revenues and are recognized as services are performed or otherwise earned.


Derivative Financial Instruments
Derivative financial instruments are utilized by the Company in the management of its diesel fuel and interest rate exposures. The Company does not use derivative financial instruments for trading or speculative purposes. The Company adopted FAS 133, Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001. FAS 133 requires all derivative financial instruments to be reported on the balance sheet at fair value. Changes in fair value are recognized either in earnings or equity, depending on the nature of the underlying exposure being hedged and how effective the derivatives are at offsetting price movements in the underlying exposure. All of the Company's existing derivative positions, which consist of interest-rate swaps and heating oil swaps qualify for cash flow hedge accounting under FAS 133 and are deemed to be effective for the variable-rate debt and diesel fuel purchases being hedged. Prior to the adoption of FAS 133, the fair values of the swap agreements were not recognized in the financial statements. Gains and losses on terminations of interest-rate swap agreements and heating oil swap agreements are deferred on the balance sheets (in other long-term liabilities) and amortized as an adjustment to interest expense or diesel fuel expense over the remaining original term of the terminated swap agreement. When the Company determines that the hedged transaction is no longer likely to occur, amounts remaining in other comprehensive income are reclassified to earnings.

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

During 2001, the Company entered into heating oil swaps to eliminate volatility in the price to purchase diesel fuel for its operations. The swap agreements essentially fix the price paid for diesel fuel by requiring the Company to pay a fixed heating oil price and receive a floating heating oil price. The changes in the floating heating oil price highly correlate to changes in diesel fuel costs. The heating oil swaps hedge anticipated diesel fuel purchases over the next year.

The Company recorded the fair value of the derivative financial instruments on the balance sheet as an "other non-current liability" and recorded the unrealized loss, net-of-tax, in "accumulated other comprehensive loss." The adoption of FAS 133 had no impact on the Company's results of operations or cash flows.


                            Arch Coal, Inc. page 48.
--------------------------------------------------------------------------------

Income Taxes
Deferred income taxes are based on temporary differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates for years during which taxes are expected to be paid or recovered.


Stock-Based Compensation
These financial statements include the disclosure requirements of FAS 123, Accounting for Stock-Based Compensation. With respect to accounting for its stock options, as permitted under FAS 123, the Company has retained the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations.


Accounting Development
In June 2001, the Financial Accounting Standards Board issued FAS 143, Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002. The statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company will adopt FAS 143 on January 1, 2003. Due to the significant number of mines that the Company operates throughout the United States and the extensive amount of information that must be reviewed and estimates that must be made to assess the effects of the statement, the expected impact of adoption of FAS 143 on the Company's financial position or results of operations has not yet been determined.

2. Changes in Estimates and Other Non-recurring Revenues and Expenses

The Company's operating results for the year ended December 31, 2001 reflect a $9.4 million insurance settlement as part of the Company's coverage under its property and business interruption policy. The insurance settlement represents the final settlement for losses incurred at the West Elk mine in Gunnison County, Colorado, which was idled from January 28, 2000 to July 12, 2000, following the detection of combustion-related gases. The results for the year ended December 31, 2000 reflect $31.0 million in partial insurance settlements associated with this event.

During the year ended December 31, 2001, the Company reduced its reclamation liability resulting in a pre-tax gain of $7.5 million, of which $5.6 million was the result of permit revisions and the ultimate sale of the surface rights at its idle mine properties in Illinois and $1.9 million was a result of estimate changes. Also, as a result of permit revisions at the idle mine properties in Illinois during the year ended December 31, 2000, the Company reduced its reclamation liability, resulting in a pre-tax gain of $7.8 million.

During the year ended December 31, 2001, as a result of progress in processing claims associated with the recovery of certain previously paid excise taxes on export sales, the Company recognized a pre-tax gain of $4.6 million. Of the $4.6 million recognized, $3.1 million represents the interest component of the claim and was recorded as interest income. The gain stems from an IRS notice during the second quarter of 2000 outlining the procedures for obtaining tax refunds on black lung excise taxes paid by the industry on export sales. The notice was the result of a 1998 federal district court decision that found such taxes to be unconstitutional. The Company recorded $12.7 million of pre-tax income related to these excise tax recoveries during the year ended December 31, 2000.

During the year ended December 31, 2001, the Company received a state tax credit covering prior periods that resulted in a pre-tax gain of $7.4 million. As a result of several litigation settlements, the Company increased its litigation reserve, resulting in a pre-tax decrease in income of $5.6 million. The Company also increased its stock-based benefit program accruals for awards that met minimum performance levels to qualify for a payout. This resulted in a decrease in pre-tax

                          2001 Annual Report page 49.

--------------------------------------------------------------------------------
income of $4.1 million during the year ended December 31, 2001. During 2001, Canyon Fuel, the Company's equity method investment, recognized recoveries of previously paid property taxes. The Company's share of these recoveries was $2.6 million and is reflected in income from equity investment on the Consolidated Statement of Operations for the year ended December 31, 2001. The Company recognized a $13.5 million pre-tax gain in 2001 and a $12.1 million pre-tax gain in 2000 primarily as a result of selling land.

In 2000, as a result of adjustments to employee postretirement medical benefits, the Company was able to recognize $9.8 million of pre-tax curtailment gains resulting from previously unrecognized postretirement benefit changes which occurred from plan amendments in previous years. The Company also settled certain workers' compensation liabilities during 2000 with the state of West Virginia, resulting in pre-tax gains of $21.8 million. This was partially offset in 2000 by adjustments to other workers' compensation liabilities resulting from changes in estimates which caused increases to the liability of $13.5 million.

During 1999, the Company determined that significant changes were necessary in the manner and extent in which certain Central Appalachia coal assets would be deployed. As a result of the planned changes in the deployment of its long-lived assets in the region and pursuant to FAS 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of, the Company recorded a pre-tax, non-cash impairment charge at three mining operations and certain coal reserves with no future mining plans of $364.4 million (including $50.6 million relating to operating assets and $314.0 million relating to coal reserves). The estimated fair value for the three mining operations was based on anticipated future cash flows discounted at a rate commensurate with the risk involved. The estimated fair value for the coal reserves with no future mining plans was based upon the fair value of these properties to be derived from subleased operations. In addition, during 1999 the Company recorded pre-tax charges of $23.1 million related to the restructuring of its administrative workforce and the closure of several operations. The restructuring eliminated 81 administrative jobs and 161 jobs at the operations. Of the $23.1 million charge, $20.3 million was recorded in cost of coal sales, $2.3 million was recorded in selling, general and administrative expenses and $0.5 million was recorded in other expenses in the Company's consolidated statement of operations. Except for amounts attributable to retiree healthcare, approximating $1.5 million, the Company has utilized the balance of the charge through December 31, 2001.

3. Other Comprehensive Income

Other comprehensive income items under FAS 130, Reporting Comprehensive Income, are transactions recorded in stockholders' equity during the year, excluding net income and transactions with stockholders. The Company adopted FAS 133 on January 1, 2001. In accordance with FAS 133, the Company recorded a cumulative effect of accounting change which is shown below. Following are the items included in other comprehensive income (loss) and the related tax effects including the adoption of FAS 133:

                                                          Minimum
                                                          Pension
                                          Financial     Liability
         (in thousands)                 Derivatives   Adjustments       Loss

         Adoption (January 1, 2001)
           Pre-tax amount                 $ (7,910)      $     -   $ (7,910)
           Tax benefit                       3,085             -      3,085
                                          ---------------------------------
           Net amount                       (4,825)            -     (4,825)
         2001
           Pre-tax amount                  (21,562)       (4,673)   (26,235)
           Tax benefit                       8,409         1,822     10,231
                                          ---------------------------------
           Net amount                      (13,153)       (2,851)   (16,004)
         Total 2001
           Pre-tax amount                  (29,472)       (4,673)   (34,145)
           Tax benefit                      11,494         1,822     13,316
                                          ---------------------------------
           Net amount                     $(17,978)      $(2,851)  $(20,829)
                                          =================================


                            Arch Coal, Inc. page 50.

--------------------------------------------------------------------------------

4. Change in Accounting Method

Through December 31, 1998, plant and equipment had principally been depreciated on the straight-line method over the estimated useful lives of the assets. Effective January 1, 1999, depreciation on the Company's preparation plants and loadouts was computed using the units-of-production method, which is based upon units produced, subject to a minimum level of depreciation. As these are usage-based assets, whose economic lives are typically based and measured on coal throughput, the Company believes the units-of-production method is preferable to the method previously used, because the new method recognizes that depreciation of this equipment is related substantially to physical wear due to usage and also to the passage of time. This method, therefore, more appropriately matches production costs over the lives of the preparation plants and loadouts with coal sales revenue, and results in a more accurate allocation of the cost of the physical assets to the periods in which the assets are consumed. The cumulative effect of applying the new method for years prior to 1999 is an increase to income of $3.8 million net of tax ($6.3 million pre-tax), reported as a cumulative effect of accounting change in the consolidated statement of operations for the year ended December 31, 1999.

5. Investment in Canyon Fuel

The following tables present unaudited, summarized financial information for Canyon Fuel, which is accounted for on the equity method.



         Condensed Income Statement Information                  2001         2000         1999
         Year ended December 31 (in thousands)

         Revenues                                           $ 301,909    $ 259,101    $ 241,062
         Total costs and expenses                             275,883      243,226      232,296
                                                            -----------------------------------
         Net income                                         $  26,026    $  15,875    $   8,766
                                                            ===================================
         65% of Canyon Fuel net income                      $  16,917    $  10,319    $   5,698
         Effect of purchase adjustments                         9,333        2,518        5,431
                                                            -----------------------------------
         Arch Coal's income from its equity
           investment in Canyon Fuel                        $  26,250    $  12,837    $  11,129
                                                            ===================================


         Condensed Balance Sheet Information   Canyon  Arch Ownership
                                                 Fuel  of Canyon Fuel    Arch Purchase
         December 31, 2001 (in thousands)       Basis           Basis      Adjustments    Arch Basis

         Current assets                     $  73,184       $  47,570       $  (2,493)     $  45,077
         Noncurrent assets                    362,124         235,381         (76,018)       159,363
         Current liabilities                   29,530          19,195               -         19,195
         Noncurrent liabilities                24,051          15,632          (1,073)        14,559
                                            --------------------------------------------------------
         Members' equity                    $ 381,727       $ 248,124       $ (77,438)     $ 170,686
                                            ========================================================

         December 31, 2000

         Current assets                     $  67,075       $  43,599       $  (3,614)     $  39,985
         Noncurrent assets                    411,146         267,245         (84,765)       182,480
         Current liabilities                   33,766          21,948               -         21,948
         Noncurrent liabilities                20,658          13,428          (1,611)        11,817
                                            --------------------------------------------------------
         Members' equity                    $ 423,797       $ 275,468       $ (86,768)     $ 188,700
                                            ========================================================


The Company's income from its equity investment in Canyon Fuel represents 65% of Canyon Fuel's net income after adjusting for the effect of purchase adjustments related to its investment in Canyon Fuel. The Company's investment in Canyon Fuel reflects purchase adjustments primarily related to the reduction in amounts assigned to sales contracts, mineral reserves and other property, plant and equipment. The purchase adjustments are amortized consistent with the


                          2001 Annual Report page 51.

--------------------------------------------------------------------------------
underlying assets of the joint venture. During 2001, in accordance with FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, Canyon Fuel wrote off its investment in LAXT, a coal terminal located in Los Angeles, resulting in a charge of $10.1 million. The Company did not value LAXT in its Canyon Fuel purchase allocation, and therefore, there is no impact of the charge on the Company's financial position.

6. Accrued Expenses

Accrued expenses included in current liabilities consist of the following:



         December 31 (in thousands)                         2001       2000

         Payroll and related benefits                 $   21,620 $   22,500
         Taxes other than income taxes                    49,187     50,267
         Postretirement benefits other than pension       22,526     16,629
         Workers' compensation                             9,907     10,438
         Interest                                          5,676     13,078
         Reclamation and mine closure                      5,667     16,126
         Other accrued expenses                           19,479     23,265
                                                      ---------------------
                                                      $  134,062 $  152,303
                                                      =====================

7. Income Taxes

Significant components of the provision (benefit) for income taxes are as follows:



         Year ended December 31 (in thousands)       2001      2000      1999

         Current:
           Federal                               $ (4,360) $ (4,882)  $ 6,796
           State                                        -         -         -
                                                 ----------------------------
              Total current                        (4,360)   (4,882)    6,796
                                                 ----------------------------
         Deferred:
           Federal                                  1,301     3,067   (54,135)
           State                                   (1,641)   (2,185)  (18,361)
                                                 ----------------------------
              Total deferred                         (340)      882   (72,496)
                                                 ----------------------------
                                                 $ (4,700) $ (4,000) $(65,700)
                                                 ============================


A reconciliation of the statutory federal income tax expense (benefit) on the Company's pre-tax income (loss) before cumulative effect of accounting change to the actual provision (benefit) for income taxes follows:



   December 31 (in thousands)                        2001     2000        1999

   Income tax expense (benefit) at statutory rate $   943  $(5,858)  $(145,526)
   Percentage depletion allowance                  (7,561)  (9,063)    (15,000)
   State taxes, net of effect of federal taxes     (1,067)  (1,797)    (18,361)
   Change in valuation allowance                    1,863    5,515     112,345
   AMT credits adjustment due to IRS exam               -    6,704           -
   Other, net                                       1,122      499         842
                                                  ----------------------------
                                                  $(4,700) $(4,000)  $ (65,700)
                                                  ============================


                            Arch Coal, Inc. page 52.

--------------------------------------------------------------------------------

During 2000, the Company received notice from the IRS of their proposed adjustments for tax years 1995 and 1996. The Company paid $4.7 million during the first quarter of 2001, which was charged against previously recorded reserves to partially settle the audit, and continues to contest additional tax adjustments of $0.8 million with the IRS.

During 1999, the Company settled an audit of the former Ashland Coal, Inc. returns for the years January 1995 through June 1997. A payment of $0.1 million was made in January 1999 in settlement of all issues.

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

Significant components of the Company's deferred tax assets and liabilities that result from carryforwards and temporary differences between the financial statement basis and tax basis of assets and liabilities are summarized as follows:



         December 31 (in thousands)                          2001       2000

         Deferred tax assets:
           Postretirement benefits other than pensions  $ 134,708  $ 136,268
           Alternative minimum tax credit carryforward     88,508     80,017
           Workers' compensation                           30,643     30,301
           Reclamation and mine closure                    20,747     25,019
           Net operating loss carryforwards                28,121     28,338
           Plant and equipment                              1,541     17,784
           Advance royalties                               20,020     15,976
           Other comprehensive income                      13,316          -
           Other                                           41,595     55,035
                                                        --------------------
              Gross deferred tax assets                   379,199    388,738
           Valuation allowance                           (119,723)  (117,860)
                                                        --------------------
              Total deferred tax assets                   259,476    270,878
                                                        --------------------
         Deferred tax liabilities:
           Leases                                           5,172     20,371
           Coal supply agreements                           3,804     19,796
           Other                                           31,249     23,928
                                                        --------------------
              Total deferred tax liabilities               40,225     64,095
                                                        --------------------
              Net deferred tax asset                      219,251    206,783
              Less current asset                           23,840     27,440
                                                        --------------------
              Long-term deferred tax asset              $ 195,411  $ 179,343
                                                        ====================


The Company has a net operating loss carryforward for regular income tax purposes of $28.1 million which will expire in the years 2008 to 2014. The Company has an alternative minimum tax credit carryforward of $88.5 million, which may carry forward indefinitely to offset future regular tax in excess of alternative minimum tax.

The Company has recorded a valuation allowance for a portion of its deferred tax assets that management believes, more likely than not, will not be realized. These deferred tax assets include a portion of the alternative minimum tax credits and some of the deductible temporary differences that will likely not be realized at the maximum effective tax rate. Such valuation allowance consisted of the following components at December 31 on the years indicated:


         December 31 (in thousands)                             2001       2000

         Unrealized future deductible temporary differences $ 78,744  $  85,372
         Unutilized alternative minimum tax credits           40,979     32,488
                                                            -------------------
           Valuation allowance at December 31               $119,723  $ 117,860
                                                            ===================



                          2001 Annual Report Page 53.

--------------------------------------------------------------------------------

8. Debt and Financing Arrangements

Debt consists of the following:


   December 31 (in thousands)                                   2001        2000

   Indebtedness to banks under lines of credit
     (weighted average rate at December 31, 2001 - 2.88%)  $  13,500  $        -
   Indebtedness to banks under revolving credit agreement,
     expiring May 31, 2003 (weighted average rate at
     December 31, 2001 - 2.87%; December 31, 2000 - 8.00%)    80,000     332,100
   Variable rate fully amortizing term loan payable
     quarterly from July 1, 2001 through May 31, 2003
    (weighted average rate at December 31, 2000 - 8.29%)           -     135,000
   Variable rate non-amortizing term loan due May 31, 2003
    (weighted average rate at December 31, 2001 - 3.25%;
     December 31, 2000 - 8.03%)                              675,000     675,000
   Other                                                       5,355       8,695
                                                           --------------------
                                                             773,855   1,150,795
   Less current portion                                        6,500      60,129
                                                           ---------------------
   Long-term debt                                          $ 767,355  $1,090,666
                                                           =====================


The Company has two credit facilities: a $675.0 million non-amortizing term loan in the name of Arch Western and a revolving credit facility in the name of the Company. The rate of interest on borrowings under both of the credit facilities is based on LIBOR. The Arch Western loan is secured by Arch Western's membership interests in its subsidiaries. It is not guaranteed by the Company. The Company's credit facility initially included both a revolver and a fully amortizing term loan. In February and May 2001, the Company used proceeds from its public stock offerings (see Note 13) to retire its term loan, with the remainder reducing the then-outstanding borrowings under the revolver. Subsequent to such repayments, the Company's revolving credit agreement provides for borrowings of up to $547.0 million less any outstanding letters of credit. At December 31, 2001, the Company had $35.7 million in letters of credit outstanding which, when combined with outstanding borrowings under the revolver, allowed for $431.3 million of additional borrowings under the revolver. The Company also periodically establishes uncommitted lines of credit with banks. These agreements generally provide for short-term borrowings at market rates. At December 31, 2001, there were $20.0 million of such agreements in effect, of which $13.5 million was outstanding. Aggregate required maturities of debt are $5.1 million in 2002, $768.6 million in 2003, and $0.1 million thereafter.

Terms of the Company's credit facilities and leases contain financial and other covenants that limit the ability of the Company to, among other things, effect acquisitions or dispositions and borrow additional funds and require the Company to, among other things, maintain various financial ratios and comply with various other financial covenants. In addition, the covenants require the pledging of assets to collateralize the term loan and the Company's revolving credit facility. The assets pledged include equity interests in wholly-owned subsidiaries, certain real property interests, accounts receivable and inventory of the Company. Failure by the Company to comply with such covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on the Company. The Company was in compliance with these financial covenants at December 31, 2001.

The Company enters into interest-rate swap agreements to modify the interest characteristics of the Company's outstanding debt. At December 31, 2001, the Company had interest-rate swap agreements having a total notional value of $425.0 million. These swap agreements are used to convert variable-rate debt to fixed-rate debt. Under these swap agreements, the Company pays a weighted-average fixed rate of 6.89% (before the credit spread over LIBOR) and is receiving a weighted-average variable rate based upon 30-day and 90-day LIBOR. At December 31, 2001, the remaining terms of the swap agreements ranged from eight to 42 months.



                            Arch Coal, Inc. Page 54.

--------------------------------------------------------------------------------

9. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts approximate fair value.

Debt: The carrying amounts of the Company's borrowings under its revolving credit agreement, lines of credit, variable-rate term loans and other long-term debt approximate their fair value.

Interest rate swaps: The fair values of interest rate swaps are based on quoted prices, which reflect the present value of the difference between estimated future amounts to be paid and received. At December 31, 2001 and 2000, the fair values of these swaps are liabilities of $24.6 million and $7.9 million, respectively.

Heating oil swaps: The fair values of heating oil swaps are based on quoted prices. At December 31, 2001, the fair value of these swaps is a liability of $2.7 million.

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


         Year ended December 31 (in thousands)     2001        2000      1999

         Self-insured black lung benefits:
           Service cost                         $ 1,090     $ 1,273   $ 1,671
           Interest cost                          2,777       3,620     3,522
           Net amortization and deferral         (1,537)     (1,486)      327
                                                -----------------------------
                                                  2,330       3,407     5,520
         Other workers' compensation benefits    12,221       6,942    13,241
                                                -----------------------------
                                                $14,551     $10,349   $18,761
                                                =============================


Payments for workers' compensation were $14.5 million, $23.2 million and $20.1 million in the years ended December 31, 2001, 2000, and 1999, respectively. The actuarial assumptions used in the determination of black lung benefits included a discount rate of 7.50% as of December 31, 2001 (7.75% and 7.50% as of December 31, 2000 and 1999, respectively) and a black lung benefit cost escalation rate of 4% in each year. In 2000, the Company settled several of its mining operations' self-insured workers' compensation and black lung liabilities with the State of West Virginia, resulting in pre-tax gains of $21.8 million. This was partially offset in 2000 by adjustments to other workers' compensation liabilities resulting from changes in estimates which caused increases to the liability of $13.5 million. The net workers' compensation adjustment was a pre-tax gain of $8.3 million.



                          2001 Annual Report Page 55.

--------------------------------------------------------------------------------

Summarized below is information about the amounts recognized in the consolidated balance sheets for workers' compensation benefits:


     December 31 (in thousands)                              2001       2000

     Actuarial present value for self-insured black lung:
       Benefits contractually recoverable from others     $ 1,942    $ 2,144
       Benefits for Company employees                      37,862     35,710
                                                          ------------------
       Accumulated black lung benefit obligation           39,804     37,854
       Unrecognized net gain                                5,145      6,252
                                                          ------------------
                                                           44,949     44,106
     Traumatic and other workers' compensation             43,726     44,925
                                                           -----------------
     Accrued workers' compensation                         88,675     89,031
     Less amount included in accrued expenses               9,907     10,438
                                                           -----------------
                                                          $78,768    $78,593
                                                          ==================

Receivables related to benefits contractually recoverable from others of $1.9 million in 2001 and $2.1 million in 2000 are recorded in other long-term assets.

11. Accrued Reclamation and Mine Closing Costs

The federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes require that mine property be restored in accordance with specified standards and an approved reclamation plan. The Company accrues for the costs of final mine closure reclamation over the estimated useful mining life of the property. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Other costs of final mine closure common to both types of mining are related to reclaiming refuse and slurry ponds. The Company also accrues for significant reclamation that is completed during the mining process prior to final mine closure. The establishment of the final mine closure reclamation liability and the other ongoing reclamation liability is based upon permit requirements and requires various estimates and assumptions, principally associated with costs and productivities. The Company accrued $10.8 million, $10.4 million and $12.9 million in 2001, 2000 and 1999, respectively, for current and final mine closure reclamation, excluding reclamation recosting adjustments identified below. Cash payments for final mine closure reclamation and current disturbances approximated $8.7 million, $18.2 million and $15.8 million for 2001, 2000 and 1999, respectively. Periodically, the Company reviews its entire environmental liability and makes necessary adjustments for permit changes as granted by state authorities, additional costs resulting from accelerated mine closures, and revisions to costs and productivities, to reflect current experience. These recosting adjustments are recorded in cost of coal sales. Adjustments included a net decrease in the liability of $7.5 million and $9.2 million in 2001 and 2000, respectively, and a net increase in the liability of $4.3 million in 1999. The Company's management believes it is making adequate provisions for all expected reclamation and other costs associated with mine closures.

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



                            Arch Coal, Inc. Page 56

--------------------------------------------------------------------------------

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



                                                                                            Other
                                                        Pension Benefits          Postretirement Benefits
                                                    ------------------------      -------------------------
         (in thousands)                                   2001          2000             2001          2000


         Change in Benefit Obligations
           Benefit obligations at January 1         $ 139,064      $ 131,783        $ 299,432     $ 330,846
           Service cost                                 7,542          6,817            2,028         1,901
           Interest cost                               10,472          9,546           23,623        24,416
           Benefits paid                              (10,390)       (15,111)         (22,846)      (16,636)
           Plan amendments                                (11)           642                -       (13,658)
           Other-primarily actuarial (gain) loss        8,956          5,387           35,568       (27,437)
                                                    -------------------------------------------------------
           Benefit obligations at December 31       $ 155,633      $ 139,064        $ 337,805     $ 299,432
                                                    =======================================================
         Change in Plan Assets
           Value of plan assets at January 1        $ 138,864      $ 147,217        $       -     $       -
           Actual return on plan assets (loss)         (9,254)        (2,915)               -             -
           Employer contributions                         669          9,673           22,846        16,636
           Benefits paid                              (10,390)       (15,111)         (22,846)      (16,636)
                                                    -------------------------------------------------------
           Value of plan assets at December 31      $ 119,889      $ 138,864        $       -     $       -
                                                    =======================================================
         Funded Status of the Plans
           Accumulated obligations less
              plan assets                           $  35,744      $     200        $ 337,805     $ 299,432
           Unrecognized actuarial gain (loss)         (14,743)        16,908              413        41,304
           Unrecognized net transition asset              293            491                -             -
           Unrecognized prior service cost              1,656          1,886           10,406        12,556
                                                    -------------------------------------------------------
           Net liability recognized                 $  22,950      $  19,485        $ 348,624     $ 353,292
                                                    =======================================================
         Balance Sheet Amounts
           Intangible asset (Other assets)          $    (741)     $       -        $       -     $       -
           Minimum pension liability adjustment
              (Other noncurrent liabilities)           (2,758)             -                -             -
           Accrued benefit liabilities                 26,449         19,485          348,624       353,292
                                                     ------------------------------------------------------
           Net liability recognized                    22,950         19,485          348,624       353,292
           Less current portion                           411            198           22,526        16,629
                                                     ------------------------------------------------------
           Long-term liability                      $  22,539      $  19,287         $326,098     $ 336,663
                                                     ======================================================



Other Postretirement Benefits
The actuarial loss generated in 2001 resulted from: changes in demographic information, a reduction in the discount rate and changes in mine life assumptions. The reduction in the postretirement benefit obligation in 2000 associated with the $13.7 million plan amendment resulted from: the July 2000 amendment changing some of the cost-sharing provisions of the plan for salaried and non-union hourly participants; and an October 2000 plan amendment changing eligibility requirements to 10 years of service after reaching age
45 for salaried and non-union hourly participants. The latter plan change triggered a curtailment that resulted in the recognition of $9.8 million in previously unrecognized prior service gains. The $27.4 million actuarial gain in 2000 resulted from plan assumption changes.


                           2001 Annual Report page 57.

--------------------------------------------------------------------------------

Pension Benefits
The actuarial loss in the 2001 and 2000 pension benefit obligation resulted from changes in plan assumptions. The decrease in funded status in year 2001 resulted from decreased earnings on plan assets during the year, which also contributed to the reduction in the unrecognized actuarial gain as compared to the prior year.


                                                                                                           Other
                                                                      Pension Benefits             Postretirement Benefits
                                                                      --------------------         -----------------------
         December 31                                                   2001           2000            2001           2000
         Weighted Average Assumptions
         Discount rate                                                 7.50%          7.75%           7.50%          7.75%
         Rate of compensation increase                                 4.50%          4.75%            N/A            N/A
         Expected return on plan assets                                9.00%          9.00%            N/A            N/A
         Health care cost trend on covered charges                      N/A            N/A            5.00%          5.00%



The following table details the components of pension and other postretirement benefit costs.


         Year ended December 31                     Pension Benefits              Other Postretirement Benefits
                                            -------------------------------    ----------------------------------
         (in thousands)                        2001        2000       1999         2001          2000          1999
         Service cost                       $ 7,542     $ 6,817    $ 7,118       $ 2,028      $ 1,901      $  2,424
         Interest cost                       10,472       9,546      8,980        23,623       24,416        21,580
         Expected return on
           plan assets*                     (11,517)    (10,915)    (9,929)            -            -             -
         Other amortization
           and deferral                      (2,363)     (3,047)    (1,122)       (7,473)      (5,382)       (9,628)
         Curtailments                             -           -           -            -       (9,756)            -
                                             ----------------------------------------------------------------------
                                             $4,134     $ 2,401    $ 5,047       $18,178      $11,179      $ 14,376
                                             =======================================================================

                                             *  The Company does not fund its other postretirement liabilities.



The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point each year would increase the accumulated postretirement obligation as of December 31, 2001 by $41.9 million, or 12.4%, and the net periodic postretirement benefit cost for 2001 by $3.2 million, or 17.6%.

Multi-Employer Pension and Benefit Plans
Under the labor contract with the UMWA, the Company made no payments in 2001 and payments of $0.1 million and $0.2 million in 2000 and 1999, respectively, into a multi-employer defined benefit pension plan trust established for the benefit of union employees. Payments are based on hours worked and are expensed as hours are incurred. Under the Multi-Employer Pension Plan Amendments Act of 1980, a contributor to a multi-employer pension plan may be liable, under certain circumstances, for its proportionate share of the plan's unfunded vested benefits (withdrawal liability). At December 31, 2001, the Company has estimated its share of such amount to be $22.2 million. The Company is not aware of any circumstances which would require it to reflect its share of unfunded vested pension benefits in its financial statements. At December 31, 2001, approximately 19% of the Company's workforce was represented by the UMWA. In December 2001, a new UMWA collective bargaining agreement was approved, replacing the previous agreement, which was set to expire on December 31, 2002. The new agreement is effective from January 1, 2002 through December 31, 2006.



                            Arch Coal, Inc. page 58.

--------------------------------------------------------------------------------

The Coal Industry Retiree Health Benefit Act of 1992 ("Benefit Act") provides for the funding of medical and death benefits for certain retired members of the UMWA through premiums to be paid by assigned operators (former employers), transfers of monies in 1993 and 1994 from an overfunded pension trust established for the benefit of retired UMWA members, and transfers from the Abandoned Mine Lands Fund (funded by a federal tax on coal production) commencing in 1995. The Company treats its obligation under the Benefit Act as a participation in a multi-employer plan and records expense as premiums are paid. The Company recorded $3.0 million in 2001, $3.3 million in 2000 and $2.7 million in 1999 in expense relative to premiums paid pursuant to the Benefit Act.

Other Plans
The Company sponsors savings plans which were established to assist eligible employees in providing for their future retirement needs. The Company's contributions to the plans were $8.1 million in 2001, $8.0 million in 2000 and $8.4 million in 1999.

13. Capital Stock

On February 22, 2001, the Company completed a public offering of 9,927,765 shares of common stock, including the remaining 4,756,968 shares held by its then largest stockholder, Ashland Inc., and 5,170,797 primary and treasury shares issued directly by the Company. The proceeds realized by the Company from the transaction of $92.9 million after the underwriters' discount and expenses, were used to pay down debt.

On April 12, 2001, the Company filed a Universal Shelf Registration Statement on Form S-3 with the Securities and Exchange Commission. The Universal Shelf allows the Company to offer, from time to time, an aggregate of up to $750 million in debt securities, preferred stock, depositary shares, common stock and related rights and warrants. On May 8, 2001, the Company utilized the shelf registration and completed a public offering of 8,500,000 primary shares of common stock. On May 16, 2001, the underwriters involved in the offering purchased an additional 424,200 shares pursuant to an over-allotment option granted by the Company in connection with the May 8, 2001 offering. The proceeds realized from these transactions after the underwriting discount and expenses were $279.3 million. These proceeds were used to pay down debt. The Company can still issue an additional $455.5 million in debt and equity securities under the Universal Shelf.

On September 14, 2001, the Company's Board of Directors approved a stock repurchase plan, under which the Company may repurchase up to 6.0 million of its shares of common stock from time to time. Through December 31, 2001, the Company repurchased 357,200 shares of its common stock for $5.0 million pursuant to the plan at an average price of $14.13 per share. The repurchased shares are being held in the Company's treasury, which the Company accounts for using the average cost method. Future repurchases under the plan will be made at management's discretion and will depend on market conditions and other factors. As of December 31, 2000, the Company had acquired 1,726,900 shares under a prior repurchase program at an average price of $12.29 per share. All of the December 31, 2000 treasury shares were reissued in connection with the February 22, 2001 public offering discussed above. The Company also recognized proceeds of $8.9 million from sales of shares through the Company's employee stock option plan during the year ended December 31, 2001.


                          2001 Annual Report page 59.

--------------------------------------------------------------------------------

14. Stockholder Rights Plan

On March 3, 2000, the Board of Directors adopted a stockholder rights plan under which preferred share purchase rights were distributed as a dividend to the Company's stockholders of record on March 20, 2000. The rights are exercisable only if a person or group acquires 20% or more of the Company's common stock (an "Acquiring Person") or announces a tender or exchange offer the consummation of which would result in ownership by a person or group of 20% or more of the Company's common stock. Each right entitles the holder to buy one one-hundredth of a share of a series of junior participating preferred stock at an exercise price of $42, or in certain circumstances allows the holder (except for the Acquiring Person) to purchase the Company's common stock or voting stock of the Acquiring Person at a discount. At its option, the Board of Directors may allow some or all holders (except for the Acquiring Person) to exchange their rights for Company common stock. The rights will expire on March 20, 2010, subject to earlier redemption or exchange by the Company as described in the plan.

15. Stock Incentive Plan and Other Incentive Plans

Under the Company's 1997 Stock Incentive Plan (the "Company Incentive Plan"), 6,000,000 shares of the Company's common stock were reserved for awards to officers and other selected key management employees of the Company. The Company Incentive Plan provides the Board of Directors with the flexibility to grant stock options, stock appreciation rights (SARs), restricted stock awards, restricted stock units, performance stock or units, merit awards, phantom stock awards and rights to acquire stock through purchase under a stock purchase program ("awards"). Awards the Board of Directors elect to pay out in cash do not count against the 6,000,000 shares authorized in the Company Incentive Plan.

As of December 31, 2001, performance units and stock options were the only types of awards granted. Stock options generally become exercisable in full or in part one year from the date of grant and are granted at a price equal to 100% of the fair market value of the stock on the date of grant. Performance stock or unit awards can be earned by the recipient if the Company meets certain pre-established performance measures. Until earned, the performance awards are nontransferable, and when earned, performance awards are payable in cash, stock, or restricted stock as determined by the Company's Board of Directors. As of December 31, 2001, 1.9 million performance units had been granted under the plan. Of the 1.9 million performance units awarded, 0.3 million had been earned and accrued under the plan. The remaining performance awards will be earned by participants based on Company performance for the years 2000 through 2003. The amount to be awarded under the remaining performance awards is based upon Company stock performance and is limited to a percentage of pre-tax income during the performance years. The Company accrues for anticipated awards to be paid out in cash over the life of the award. Information regarding stock options under the Company Incentive Plan is as follows for the years ended December 31, 2001, 2000 and 1999:

                                                         2001                      2000                   1999
                                                  ---------------------------------------------------------------------
                                                              Weighted                 Weighted                Weighted
                                                   Common     Average      Common      Average      Common      Average
         (in thousands, except per share data)     Shares      Price       Shares       Price       Shares       Price

         Options outstanding
           at January 1                             1,589      $ 19.11       1,809      $ 19.33      1,128      $ 24.86
         Granted                                    2,069        22.74          62         9.44        744        10.69
         Exercised                                   (442)       20.08          (9)       10.69          -            -
         Canceled                                     (63)       21.02        (273)       18.61        (63)       16.28
                                                    -------------------------------------------------------------------
         Options outstanding at
           December 31                              3,153        21.32       1,589        19.11      1,809        19.33
         Options exercisable at                     ===================================================================
           December 31                                859      $ 22.01         965      $ 23.57        837      $ 24.77
         Options available for grant
           at December 31                           2,299                    4,305                   4,094



                            Arch Coal, Inc. page 60

--------------------------------------------------------------------------------

The Company applies APB 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for the Company Incentive Plan. Accordingly, no compensation expense has been recognized for the fixed stock option portion of the Company Incentive Plan. Had compensation expense for the fixed stock option portion of the Company Incentive Plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of FAS 123, Accounting for Stock-Based Compensation, the Company's net income (loss) and earnings (loss) per common share would have been changed to the pro forma amounts as indicated in the table below. The after-tax fair value of options granted in 2001, 2000 and 1999 was determined to be $13.5 million, $0.2 million and $2.9 million, respectively, which for purposes of these pro forma disclosures is recognized as compensation expense over the options' vesting period. The fair value of the options was determined using the Black-Scholes option pricing model and the weighted average assumptions noted below. Of the 2.1 million stock options granted in 2001, 1.7 million will vest in their entirety at December 31, 2003 while the remaining
0.4 million options vest ratably over three years. The stock options granted in 2000 and 1999 vest ratably over three and four years, respectively.


      Year ended December 31
      (in millions, except per share data)            2001       2000     1999

      As reported
        Net income (loss)                            $ 7.2    $(12.7)  $(346.3)
        Basic and diluted earnings (loss) per share     .15      (.33)    (9.02)
      Pro forma (unaudited)
        Net income (loss)                              3.4    $(14.1)  $(347.7)
        Basic and diluted earnings (loss) per share     .07      (.37)    (9.06)
      Weighted average fair value per share of
        options granted                              $ 9.18   $  4.06  $   4.13
      Assumptions (weighted average)
        Risk-free interest rate                        4.5%      5.1%      6.6%
        Expected dividend yield                        2.0%      2.0%      2.0%
        Expected volatility                           54.3%     51.2%     41.4%
        Expected life (in years)                       4.0       5.0       5.0


The table below shows pertinent information on options outstanding at December 31, 2001:



                   (Options in thousands)                          Options Outstanding            Options Exercisable
                                                        -------------------------------------------------------------------
                                                                  Weighted
                                                        Average  Remaining         Weighted                         Weighted
                           Range of          Number            Contractual          Average       Number    Average Exercise
                    Exercise Prices     Outstanding            Life (Years)  Exercise Price  Exercisable               Price
                          $ 8 - $11             520                    7.32         $ 10.55          205            $  10.57
                          $21 - $23           2,301                    5.40           22.73          322               22.72
                          $25 - $35             332                    3.92           28.36          332               28.36
                   --------------------------------------------------------------------------------------------------------
                          $ 8 - $35           3,153                    5.56         $ 21.32          859            $  22.01



16. Concentration of Credit Risk and Major Customers

The Company places its cash equivalents in investment-grade short-term investments and limits the amount of credit exposure to any one commercial issuer.

The Company markets its coal principally to electric utilities in the United States. Sales to foreign countries are immaterial. As of December 31, 2001 and 2000, accounts receivable from electric utilities located in the United States totaled $129.7 million and $112.2 million, respectively, or 86% and 79% of total trade receivables, respectively. Generally, credit is extended based on an evaluation of the customer's financial condition, and collateral is not generally required. Credit losses are provided for in the financial statements and historically have been minimal.



                          2001 Annual Report page 61.

--------------------------------------------------------------------------------

The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on indices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer. The Company and its operating subsidiaries sold approximately 109.5 million tons of coal in 2001. Approximately 77% of this tonnage and revenue was sold under long-term contracts (contracts having a term of greater than one year). Prices for coal sold under long-term contracts ranged from $3.59 to $55.33 per ton. Long-term contracts ranged in remaining life from one to 16 years. Some of these contracts include pricing which is above and, in some cases, materially above, current market prices. Sales (including spot sales)to major customers were as follows:


         Year ended December 31 (in thousands)    2001       2000        1999

         AEP                                   $ 191,443  $ 188,129   $ 157,278
         Southern Company                        217,909    161,553     163,826

17. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings
(loss) per common share:


         Year ended December 31 (in thousands, except per share data)              2001            2000          1999
         Numerator:
           Income (loss) before cumulative
              effect of accounting change                                       $  7,209         $ (12,736)     $ (350,093)
           Cumulative effect of accounting change, net of taxes                        -                 -           3,813
                                                                                ------------------------------------------
           Net income (loss)                                                    $  7,209         $ (12,736)     $ (346,280)
                                                                                ==========================================
         Denominator:
           Weighted average shares-denominator for basic                          48,650            38,164          38,392
           Dilutive effect of employee stock options                                 268                 -               -
                                                                                ------------------------------------------
           Adjusted weighted average shares-denominator for diluted               48,918            38,164          38,392
                                                                                ==========================================
         Basic and diluted earnings (loss) per common share before
           cumulative effect of accounting change                               $    .15         $    (.33)      $   (9.12)
                                                                                ------------------------------------------
         Basic and diluted earnings (loss) per common share                     $    .15         $    (.33)      $   (9.02)
                                                                                ==========================================



At December 31, 2001, 2000 and 1999, 2.6 million, 1.6 million, and 1.8 million shares of employee stock options, respectively, were not included in the diluted earnings per share calculation since the exercise price is greater than the average market price.

18. Related Party Transactions

As described in Note 1, the Company has a 65% ownership interest in Canyon Fuel which is accounted for on the equity method. The Company receives administration and production fees from Canyon Fuel for managing the Canyon Fuel operations. The administration fee arrangement is calculated annually and is approved by the Canyon Fuel Management Board. The production fee, which is defined in the LLC agreement, is calculated on a per-ton basis, while the administration fee represents the costs incurred by the Company's employees related to Canyon Fuel administrative matters. The fees recognized as other income by the Company and as expense by Canyon Fuel were $8.1 million, $7.4 million and $7.0 million for the years ended December 31, 2001, 2000 and 1999, respectively.


                            Arch Coal, Inc. page 62.

--------------------------------------------------------------------------------

19. Commitments and Contingencies

The Company leases equipment, land and various other properties under noncancelable long-term leases, expiring at various dates. Rental expense related to these operating leases amounted to $22.5 million in 2001, $22.7 million in 2000 and $42.2 million in 1999. The Company has also entered into various non-cancelable royalty lease agreements and federal lease bonus payments under which future minimum payments are due. On October 1, 1998, the Company was the successful bidder in a federal auction of certain mining rights in the 3,546 acre Thundercloud tract in the Powder River Basin of Wyoming. The Company's lease bonus bid amounted to $158 million for the tract, of which $31.6 million was paid on October 1, 1998 and $31.6 million was paid in both January 2000 and January 2001, respectively. The remaining lease bonus payments are reflected below as a component of "Royalties." The tract contains approximately 412 million tons of demonstrated coal reserves and is contiguous with the Company's Black Thunder mine. Geological surveys performed by outside consultants indicate that there are sufficient reserves relative to these properties to permit recovery of the Company's investment.

Minimum payments due in future years under these agreements in effect at December 31, 2001 are as follows:


                                       Operating                   Capital
         (in thousands)                 Leases        Royalties    Leases

         2002                         $ 12,770       $  59,725    $ 3,756
         2003                           10,384          62,564      3,756
         2004                            6,423          30,570      3,756
         2005                            6,300          27,434      1,701
         2006                            6,087          26,853          -
         Thereafter                      9,516         154,273          -
                                      -----------------------------------
                                      $ 51,480       $ 361,419    $12,969
                                      ===================================

         Less amount representing interest                        $ 1,875
                                                                  -------
         Present value of net minimum lease payments
           under capital leases                                    11,094
         Current portion                                            2,884
                                                                  -------
           Long-term capitalized lease obligations                $ 8,210
                                                                  =======


Property, plant and equipment at year-end include the following amounts for capitalized leases:

         December 31 (in thousands)                         2001

         Plant and Equipment                            $ 15,228
         Accumulated amortization                          4,521
                                                        --------
                                                        $ 10,707
                                                        ========



The Company is a party to numerous claims and lawsuits with respect to various matters. The Company provides for costs related to contingencies when a loss is probable and the amount is reasonably determinable. After conferring with counsel, it is the opinion of management that the ultimate resolution of pending claims, given existing legal accruals, will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

The Company holds a 17.5% general partnership interest in Dominion Terminal Associates ("DTA"), which operates a ground storage-to-vessel coal transloading facility in Newport News, Virginia. DTA leases the facility from Peninsula Ports Authority of Virginia ("PPAV") for amounts sufficient to meet debt-service requirements. Financing is provided through $132.8 million of tax-exempt bonds issued by PPAV (of which the Company is responsible for 17.5%, or $23.2 million) which mature July 1, 2016. Under the terms of a throughput and handling agreement with DTA, each partner is charged its share of cash operating and debt-service costs in exchange for the right to use its share of the facility's loading capacity


                          2001 Annual Report page 63.

--------------------------------------------------------------------------------
and is required to make periodic cash advances to DTA to fund such costs. On a cumulative basis, costs exceeded cash advances by $11.9 million at December 31, 2001 (included in other noncurrent liabilities). Future payments for fixed operating costs and debt service are estimated to approximate $3.3 million annually through 2015 and $26.0 million in 2016.

In connection with the Company's acquisition of the coal operations of Atlantic Richfield Company ("ARCO"), which is now BP Amoco, and the simultaneous combination of the acquired ARCO operations and the Company's Wyoming operations into a new joint venture named Arch Western, the Company agreed to indemnify another member of Arch Western against certain tax liabilities in the event that such liabilities arise as a result of certain actions taken prior to June 1, 2013, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the acquisition. Depending on the time at which any such indemnification obligation was to arise, it could have a material adverse effect on the business, results of operations and financial condition of the Company.

20. Cash Flow

The changes in operating assets and liabilities as shown in the consolidated statements of cash flows are comprised of the following:


         Year ended December 31 (in thousands)                   2001          2000             1999
         Decrease (increase) in operating assets:
           Receivables                                       $   (1,992)     $  8,194         $  38,356
           Inventories                                          (12,203)       14,452             5,188
         Increase (decrease) in operating liabilities:
           Accounts payable and accrued expenses                (19,836)       (4,515)          (15,593)
           Income taxes                                           1,053        (2,683)          (76,952)
           Accrued postretirement benefits
              other than pension                                (10,565)       (7,330)              440
           Accrued reclamation and mine closure                   4,833       (10,941)          (20,767)
           Accrued workers' compensation                            175       (26,597)             (143)
                                                             ------------------------------------------
           Changes in operating assets and liabilities       $  (38,535)     $(29,420)        $ (69,471)
                                                             ==========================================














                            Arch Coal, Inc. page 64.

--------------------------------------------------------------------------------

21. Quarterly Financial Information (Unaudited)

Quarterly financial data for 2001 and 2000 is summarized below:



         Quarter ended (in thousands)              March 31        June 30        Sept. 30     Dec. 31
         2001:
           Coal sales, equity income
              and other revenues                  $ 381,427     $ 368,580         $ 353,305    $ 385,416
           Income from operations                    26,194(2)     12,189(1,3)        4,044       20,029(2,4,5)
           Net income (loss)                          6,090           849            (8,140)       8,410
           Basic and diluted earnings (loss)
               per common share(8)                     0.15          0.02             (0.15)        0.16

         2000:
           Coal sales, equity income
              and other revenues                  $ 357,801     $ 340,153         $ 359,289    $ 347,378
           Income from operations                     2,898(1)     19,966(1,2,3)     15,851(1)    35,269(1,6,7)
           Net income (loss)                        (15,027)       (2,125)           (5,198)       9,614
           Basic and diluted earnings (loss)
               per common share(8)                    (0.39)        (0.06)            (0.14)        0.25




(1) The Company idled the West Elk underground mine in Gunnison County, Colorado, on January 28, 2000 following the detection of combustion-related gases in a portion of the mine. On July 12, 2000, after controlling the combustion-related gases, the Company resumed production at the West Elk mine and started to ramp up to normal levels of production. The Company recognized partial pre-tax insurance settlements of $12.0 million during each of the second and third quarters of 2000, $7.0 million during the fourth quarter of 2000 and a final pre-tax insurance settlement related to the event of $9.4 million during the second quarter of 2001.


(2) During the first quarter of 2001, the fourth quarter of 2001 and the second quarter of 2000, the Company recognized an increase of pre-tax income of $3.5 million, $2.1 million and $7.8 million from a reduction in the amount of expected reclamation work at the Company's idle Illinois property because of permit revisions.


(3) During the second quarter of 2000, the IRS issued a notice outlining the procedures for obtaining tax refunds on certain excise taxes paid by the industry on export sales tonnage. The notice was the result of a 1998 federal court decision that found such taxes to be unconstitutional. The Company recorded $12.7 million of pre-tax income related to these excise tax recoveries during the second quarter of 2000. During the second quarter of 2001, the Company recorded an additional $1.5 million of pre-tax income resulting from additional favorable developments associated with these tax refunds.


(4) During the fourth quarter of 2001, the Company recognized a $7.4 million pre-tax gain from a state tax credit covering prior periods.


(5) During the fourth quarter of 2001, the Company increased its litigation reserves reducing pre-tax income by $5.6 million resulting from several litigation settlements.


(6) During the fourth quarter of 2000, as a result of adjustments to employee postretirement medical benefits, the Company was able to recognize $9.8 million of pre-tax curtailment gains resulting from previously unrecognized postretirement benefit changes which occurred in prior years.


(7) During the fourth quarter of 2000, the Company settled certain workers' compensation liabilities with the state of West Virginia partially offset by adjusting other workers' compensation liabilities resulting in a net pre-tax gain of $8.3 million.


(8) The sum of the quarterly earnings (loss) per common share amounts may not equal earnings (loss) per common share for the full year because per share amounts are computed independently for each quarter and for the year based on the weighted average number of common shares outstanding during each period.


                          2001 Annual Report page 65.

--------------------------------------------------------------------------------

Selected Financial Information
-----------------------------------------------

Year ended December 31,
(In thousands, except per share data)



                                                     2001(1,2,3)     2000(1,2,4,5)      1999(6,7)       1998(8,9)    1997(10,11,12)
   Statement of Operations Data:
   Coal sales, equity income and other revenues     $ 1,488,728      $ 1,404,621      $ 1,567,382     $ 1,505,635    $ 1,066,875
   Costs and expenses:
     Cost of coal sales                               1,336,788        1,237,378        1,426,105       1,313,400        916,802
     Selling, general and administrative expenses        43,834           38,887           46,357          44,767         28,885
     Amortization of coal supply agreements              27,460           39,803           36,532          34,551         18,063
     Write-down of impaired assets                            -                -          364,579               -              -
     Merger-related expenses                                  -                -                -               -         39,132
     Other expenses                                      18,190           14,569           20,835          25,070         22,111
                                                    ----------------------------------------------------------------------------
   Income (loss) from operations                         62,456           73,984         (327,026)         87,847         41,882
   Interest expense, net                                 59,947           90,720           88,767          61,446         17,101
   Benefit for income taxes                              (4,700)          (4,000)         (65,700)         (5,100)        (5,500)
                                                    ----------------------------------------------------------------------------
   Income (loss) before extraordinary loss and
     cumulative effect of accounting change               7,209          (12,736)        (350,093)         31,501         30,281
   Extraordinary loss                                         -                -                -          (1,488)             -
   Cumulative effect of accounting change                     -                -            3,813               -              -
                                                    ----------------------------------------------------------------------------
   Net income (loss)                                $     7,209      $   (12,736)     $  (346,280)    $    30,013    $    30,281
                                                    ============================================================================
   Balance Sheet Data:
   Total assets                                     $ 2,203,559      $ 2,232,614      $ 2,332,374     $ 2,918,220    $ 1,656,324
   Working capital                                       49,813          (37,556)         (54,968)         20,176         40,904
   Long-term debt, less current portion                 767,355        1,090,666        1,094,993       1,309,087        248,425
   Other long-term obligations                          625,819          606,628          655,166         657,759        594,127
   Stockholders' equity                             $   570,742      $   219,874      $   241,295     $   618,216    $   611,498

   Common Stock Data:
   Basic and diluted earnings (loss) per common
     share before extraordinary loss and
     cumulative effect of accounting change         $       .15      $      (.33)     $     (9.12)    $       .79     $     1.00

   Basic and diluted earnings (loss) per
     common share                                   $       .15      $      (.33)     $     (9.02)    $       .76     $     1.00
   Dividends per share                              $       .23      $       .23      $       .46     $       .46     $     .445
   Shares outstanding at year-end                        52,710           38,173           38,164          39,372         39,658

   Cash Flow Data:
   Cash provided by operating activities            $   145,661      $   135,772      $   279,963     $   188,023     $  190,263
   Depreciation, depletion and amortization             177,504          201,512          235,658         204,307        143,632
   Purchases of property, plant and equipment           123,414          115,080           98,715         141,737         77,309
   Dividend payments                                     11,565            8,778           17,609          18,266         13,630
   Adjusted EBITDA(13)                              $   282,285      $   315,175      $   325,949     $   313,500     $  224,646

   Operating Data:
   Tons sold                                            109,455          105,519          111,177          81,098         40,525
   Tons produced                                        104,471          100,060          109,524          75,817         36,698
   Tons purchased from third parties                      5,569            5,084            3,781           4,997          2,906


                            Arch Coal, Inc. page 66.

--------------------------------------------------------------------------------

(1) At the West Elk underground mine in Gunnison County, Colorado, following the detection of combustion-related gases in a portion of the mine, the Company idled its operation on January 28, 2000. On July 12, 2000, after controlling the combustion-related gases, the Company resumed production at the West Elk mine and started to ramp up to normal levels of production. The Company recognized partial pre-tax insurance settlements of $31.0 million during 2000 and a final pre-tax insurance settlement related to the event of $9.4 million during 2001.


(2) The IRS issued a notice outlining the procedures for obtaining tax refunds on certain excise taxes paid by the industry on export sales tonnage. The notice was the result of a 1998 federal court decision that found such taxes to be unconstitutional. The Company recorded $12.7 million of pre-tax income related to these excise tax recoveries during 2000. During 2001 the Company recorded an additional $4.6 million of pre-tax income resulting from additional favorable developments associated with these tax refunds.


(3) The Company recognized a $7.4 million pre-tax gain during 2001 from a state tax credit covering prior periods.


(4) As a result of adjustments to employee postretirement medical benefits, the Company was able to recognize $9.8 million of pre-tax curtailment gains resulting from previously unrecognized postretirement benefit changes which occurred in prior years.


(5) The Company settled certain workers' compensation liabilities with the state of West Virginia partially offset by adjusting other workers' compensation liabilities resulting in a net pre-tax gain of $8.3 million.


(6) The Company changed its depreciation method on preparation plants and loadouts during the first quarter of 1999 and recorded a cumulative effect of applying the new method for years prior to 1999 which resulted in a decrease to net loss in 1999 of $3.8 million net-of-tax.


(7) The loss from operations for 1999 reflects one-time pre-tax charges of $387.7 million related principally to the write-down of assets at its Dal-Tex, Hobet 21 and Coal-Mac operations and the write-down of certain other coal reserves in Central Appalachia. Included in this charge was a $23.1 million pre-tax charge related to the restructuring of the Company's administrative work force and the closure of mines in Illinois, Kentucky and West Virginia.


(8) Information for 1998 reflects the acquisition of Atlantic Richfield Company's domestic coal operations on June 1, 1998. As a result of the refinancing of Company debt resulting from the acquisition, the Company incurred an extraordinary charge of $1.5 million (net-of-tax benefit) related to the early extinguishment of debt which existed prior to the acquisition.


(9) Income from operations for 1998 reflects pre-tax gains of $41.8 million from the disposition of assets including $18.5 million and $7.5 million on the sale of certain assets and property in eastern Kentucky and the sale of the Company's idle Big Sandy Terminal, respectively.


(10) Information for 1997 reflects the merger with Ashland Coal on July 1,
1997.


(11) Income from operations for 1997 reflects a $39.1 million charge in connection with the Ashland Coal merger comprised of termination benefits, relocation costs and costs associated with duplicate facilities.


(12) On April 4, 1997, the Company changed its capital stock whereby the number of authorized shares was increased to 100,000,000 common shares, the par value was changed to $.01 per share, and a common stock split of 338.0857-for-one was effected. All share and per share information reflect the stock split.


(13) Adjusted EBITDA is defined as income (loss) from operations before the effect of changes in accounting principles and extraordinary items (Notes 6 and 8 above); merger-related costs, unusual items, asset impairment and restructuring charges (Notes 7 and 11 above); net interest expense; income taxes; depreciation, depletion and amortization of Arch Coal, its subsidiaries and its ownership percentage in its equity investments. Adjusted EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. Adjusted EBITDA should not be considered in isolation nor as an alternative to net income, operating income, cash flows from operations or as a measure of a company's profitability, liquidity or performance under U.S. generally accepted accounting principles. This measure of adjusted EBITDA may not be comparable to similar measures reported by other companies, or adjusted EBITDA may be computed differently by the Company in different contexts (i.e., public reporting versus computations under financing arrangements).


                          2001 Annual Report page 67.

--------------------------------------------------------------------------------

Board of Directors

James R. Boyd b d
Chairman of the Board, Arch Coal, Inc.;
Retired Senior Vice President & Group Operating Officer,
Ashland Inc.

Frank M. Burke a* d
Chairman, CEO and Managing Partner,
Burke Mayborn Company, Ltd.

Ignacio Dominguez Urquijo a c
Chief Executive Officer & Administrator, Carboex, S.A.;
Senior Vice President, Endesa Group

Douglas H. Hunt a d*
Director of Acquisitions, Petro-Hunt, LLC

Steven F. Leer c
President & Chief Executive Officer, Arch Coal, Inc.

James L. Parker b* c
President, Hunt Coal Corporation &
Retired President, Hunt Petroleum Corporation

A. Michael Perry b c
Retired Chairman of the Board,
Bank One, West Virginia, N.A.

Robert G. Potter a d
Retired Chairman and CEO, Solutia Inc.

Theodore D. Sands c* d
President, HAAS Capital, LLC;
Retired Managing Director, Investment Banking, for the Global Metals/Mining Group, Merrill Lynch & Co.

a Audit Committee
b Committee on Directors
c Finance Committee
d Personnel and Compensation Committee
* Committee Chairman

Senior Officers

Steven F. Leer
President & Chief Executive Officer

Kenneth G. Woodring
Executive Vice President, Mining Operations

John W. Eaves
Senior Vice President, Marketing

Robert J. Messey
Senior Vice President and Chief Financial Officer

Bradley M. Allbritten
Vice President, Human Resources

C. Henry Besten
Vice President, Strategic Marketing

Robert G. Jones
Vice President - Law, General Counsel &
Secretary

David B. Peugh
Vice President, Business Development

Robert W. Shanks
Vice President, Operations, and President,
Arch Western Resources, LLC



Other Officers

Larry R. Brown
Vice President & Chief Information Officer

James E. Florczak
Treasurer

John W. Lorson
Controller

William H. Rose
Vice President, Tax

Deck S. Slone
Vice President, Investor and Public Relations

C. David Steele
Director - Internal Audit




                            Arch Coal, Inc. page 68.


--------------------------------------------------------------------------------

Stockholder Information

Common Stock
Arch Coal's common stock is listed and traded on the New York Stock Exchange and also has unlisted trading privileges on the Chicago Stock Exchange. The ticker symbol is ACI.


         Quarter ended                        March 31           June 30         Sept. 30            Dec. 31
                                            ----------------------------------------------------------------
                                                  2001              2001             2001               2001
         Dividends per common share           $ .0575            $ .0575           $ .0575           $ .0575
         High                                 $ 31.50            $ 38.40           $ 27.50           $ 23.82
         Low                                  $ 12.88            $ 21.20           $ 14.05           $ 15.33
         Close                                $ 29.98            $ 25.87           $ 15.60           $ 22.70


         Quarter ended                        March 31          June 30          Sept. 30            Dec. 31
                                             ---------------------------------------------------------------
                                                  2000             2000              2000               2000

         Dividends per common share           $ .0575            $ .0575            $ .0575           $ .0575
         High                                 $ 11.38            $  9.00            $ 11.25           $ 14.94
         Low                                  $  6.50            $  4.75            $  6.94           $  9.38
         Close                                $  7.00            $  7.70            $ 10.00           $ 14.13



On March 1, 2002, Arch Coal's common stock closed at $18.42 on the New York Stock Exchange. At that date, there were 11,282 holders of record of Arch Coal's common stock.


Dividends
In 2001, Arch Coal paid dividends totaling $11.6 million, or $.23 per share, on its outstanding shares of common stock. In 2000, Arch Coal paid dividends totaling $8.8 million, or $.23 per share, on its outstanding shares of common stock. There is no assurance as to the amount or payment of dividends in the future because they are dependent on Arch Coal's future earnings, capital requirements and financial condition.


Stock Information
Questions by stockholders regarding stockholder records, stock transfers, stock certificates, dividends, the Dividend Reinvestment Plan or other stock inquiries should be directed to:

EquiServe, N.A.
P.O. Box 2500
Jersey City, NJ 07303
Telephone: (800) 317-4445
Web Site: www.equiserve.com


Independent Auditors
Ernst & Young LLP
190 Carondelet Plaza, Suite 1300
St. Louis, MO 63105


Financial Information
Copies of the Securities and Exchange Commission
Form 10-K are available without charge. Requests for this document-as well as inquiries from stockholders and security analysts-should be directed to:


Investor Relations
Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, MO 63141
Telephone: (314) 994-2717
Fax: (314) 994-2878




                          2001 Annual Report page 69.

--------------------------------------------------------------------------------

                    Additional information about Arch Coal,


          as well as its quarterly financial results, can be found at


                               www.archcoal.com.




                            Arch Coal, Inc. page 70.

--------------------------------------------------------------------------------