Form 10-K, Exhibit 13
period 2002-12-31
ARCH COAL INC
filed 2003-03-13
CIK 1037676

PART II -- ANNUAL REPORT

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS

     Statements in this annual report which are not statements of historical fact are forward-looking statements within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, the Company at the time the statements are made. Because these forward-looking statements are subject to various risks and uncertainties, actual results may differ materially from those projected in the statements. These expectations, assumptions and uncertainties include: the Company's expectation of growth in the demand for electricity; belief that legislation and regulations relating to the Clean Air Act and the relatively higher costs of competing fuels will increase demand for its compliance and low-sulfur coal; expectation of improved market conditions for the price of coal; expectation that the Company will continue to have adequate liquidity from its cash flow from operations, together with available borrowings under its credit facilities, to finance the Company's working capital needs; a variety of operational, geologic, permitting, labor and weather related factors; and the other risks and uncertainties which are described below under "Contingencies" and "Certain Trends and Uncertainties."

RESULTS OF OPERATIONS

  2002 COMPARED TO 2001

     Net Income (Loss). The Company incurred a net loss of $2.6 million for the year ended December 31, 2002 compared to net income of $7.2 million for the year ended December 31, 2001. Results for 2002 were adversely impacted by the state of oversupply in the coal market that resulted from an extremely mild winter in late 2001 and early 2002 and a period of industrial economic weakness that dampened electricity demand. As a result, the Company reduced its rates of production from planned levels at its mining operations during 2002. The Company produced 99.6 million tons in 2002, a decrease of 4.9 million tons as compared to 2001 production. Additionally, the current year results were negatively impacted by production difficulties and increased costs at the Company's Samples surface operation in West Virginia during the first half of 2002 resulting from the transition into a new permit area and away from a sandstone intrusion first encountered during the second quarter of 2001. Results for the year ended December 31, 2002 were positively impacted by the following other items: (1) A $5.6 million pre-tax gain resulting from the settlement of certain coal contracts with a customer that was partially unwinding its coal supply position and desired to buy out of the remaining terms of those contracts. (2) A $4.6 million pre-tax gain as a result of a workers' compensation premium adjustment refund from the State of West Virginia. (3) A $4.4 million pre-tax gain resulting from retroactive reductions in royalty rates at certain of the Company's mines. These items were partially offset by a pre-tax charge of $1.1 million for an increase in the Company's litigation reserve resulting from several litigation settlements.

     Results for 2001 were positively impacted by strong margins on the limited tonnage open to market-based pricing during the early part of 2001 and by reduced interest expense associated with lower debt levels. The results for 2001 were negatively impacted by production difficulties and increased costs at the Company's West Elk mine in Gunnison County, Colorado caused by high methane levels and at the Samples surface operation in West Virginia caused by a sandstone intrusion into the principal coal seam. Results for the year ended December 31, 2001 were positively impacted by the following other items: (1) A $9.4 million pre-tax insurance settlement as part of the Company's coverage under its property and business interruption policy. The insurance settlement represented the final settlement for losses incurred for the 2000 West Elk mine idling described below. (2) A $7.4 million pre-tax gain from a state tax credit covering prior periods. (3) A $4.6 million pre-tax gain as a result of progress in processing claims associated with the recovery of certain previously paid excise taxes on export sales. The gain stemmed from an IRS notice during the second quarter of 2000 outlining the procedures for obtaining tax refunds on black lung excise taxes paid by the industry on export sales. The notice was the result of a 1998 federal district court decision that found such taxes to be unconstitutional. Of the $4.6 million recognized, $3.1 million represented the interest component of the claim and was recorded as interest income. (4) An increase of pre-tax income of $7.5 million primarily from a reduction in the amount of expected reclamation work at the Company's idle Illinois properties resulting from permit revisions. (5) A $13.5 million pre-tax gain primarily on the sale of land. These items were partially offset by a pre-tax charge of $4.1 million for stock-based compensation benefits that may be realized in future periods and by a pre-tax charge of $5.6 million for an increase in the Company's litigation reserve resulting from several litigation settlements.

     Revenues. Total revenues for the year ended December 31, 2002 were $1,534.1 million, an increase of 3.1% from 2001 revenues. The increase was primarily attributable to increased coal sales revenue resulting from higher pricing on coal shipped during 2002 as compared to 2001. Average coal sales realizations on a per ton basis were $13.81 for the year ended December 31, 2002 compared to $12.82 per ton for the year ended December 31, 2001. Partially offsetting the impact of higher prices was a decrease in the number of tons sold, from 109.5 million tons in the year ended December 31, 2001 to 106.7 million for the year ended December 31, 2002.

     Income from Equity Investments. For the year ended December 31, 2002, income from equity investments totaled $10.1 million, a decrease of $16.2 million, or 61.6% from levels in 2001. In 2002, income from equity investments was comprised of $7.8 million from the Company's investment in Canyon Fuel Company, LLC and $2.3 million from the Company's investment in Natural Resource Partners, LP (NRP). Income from equity investment in 2001 was comprised solely of income from the Company's investment in Canyon Fuel. The decrease in investment income from Canyon Fuel resulted from decreased operating earnings at Canyon Fuel due to the expiration of a favorable sales contract at the end of 2001 and a weak market environment for Utah coal throughout 2002. Additionally, in 2001, Canyon Fuel recognized recoveries of previously paid property taxes. The Company's share of these recoveries was $2.6 million, which is reflected as income from equity investments in the Consolidated Statements of Operations. Income from the Company's equity investment in NRP represents the Company's share of NRP's earnings for the period from October 17, 2002 (the date of the formation of NRP) through November 30, 2002. Financial information for NRP through December 31, 2002 was not available at the time that the Company released its financial results. As such, the Company will account for income from its investment in NRP on a one-month lag.

     Other Revenues. Other revenues for the year ended December 31, 2002 decreased $8.6 million as compared to the year ended December 31, 2001. The decrease was primarily attributable to significant asset sales in 2001 which did not recur in 2002. These asset sales resulted in a pre-tax gain of $13.5 million in 2001, compared to $0.8 million in 2002. Additionally, royalty income in 2002 from coal reserves leased to third parties declined by approximately $2.9 million, due primarily to the fact that certain of the leased reserves were contributed to NRP as described above. These items were partially offset by income from the settlement of coal contracts described above.

     Income from Operations. The following table presents income from operations excluding the unusual items discussed above.

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              --------------
                                                              2002     2001
                                                              -----   ------
                                                              (IN MILLIONS)
Income from operations (as reported)........................  $29.3   $ 62.5
  Adjustments to (exclude)/add-back:
     Gain on contract buyout................................   (5.6)      --
     Workers' compensation premium adjustment...............   (4.6)      --
     Retroactive royalty rate reductions....................   (4.4)      --
     Samples surface operation losses.......................    3.1     19.2
     Losses at the West Elk mine............................     --     11.3
     West Elk mine insurance recoveries.....................     --     (9.4)
     Land sales.............................................   (0.8)   (13.5)
     Reclamation adjustment -- Illinois properties..........     --     (7.5)
     Stock-based compensation accrual.......................     --      4.1
     State tax credit.......................................     --     (7.4)
     Litigation settlement..................................    1.1      5.6
     Black lung excise tax recoveries.......................     --     (1.5)
     Canyon Fuel property tax recoveries....................     --     (2.6)
                                                              -----   ------
  Adjusted income from operations...........................  $18.1   $ 60.8
                                                              =====   ======

     The decrease in adjusted income from operations is primarily attributable to the Company's planned cut-back of production throughout 2002 in response to the weak market environment described above. The decision to scale back production during the period came after the Company prepared most of its operations to maximize production in order to capitalize on the higher market prices for coal the Company had previously projected for 2002. Therefore, certain costs incurred to maximize production did not result in higher revenues but did increase the cost of coal sales. Cost of coal sales on a per ton basis was $13.24 for the year ended December 31, 2002, compared to $12.21 per ton for the year ended December 31, 2001.

     Adjusted income from operations is not a measure of financial performance in accordance with generally accepted accounting principles. The Company presents adjusted income from operations to more clearly disclose the Company's operating performance excluding events or transactions that the Company does not believe are necessarily indicative of ongoing mining operations.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $3.8 million to $40.0 million for the year ended December 31, 2002. The decrease is primarily attributable to the stock-based compensation accruals recorded during 2001 as discussed above. The Company did not record any stock-based compensation accruals during the year ended December 31, 2002.

     Amortization of Coal Supply Agreements. Amortization of coal supply agreements declined $5.3 million primarily as a result of the expiration and buy-out of above-market contracts that were valued as assets on the Company's balance sheet and amortized in 2001.

     Other Expenses. Other expenses increased from $18.2 million in 2001 to $30.1 million in 2002, resulting primarily from costs incurred to terminate certain contractual obligations for the purchase or sale of coal.

     Interest Expense. Interest expense decreased by $12.3 million during the year ended December 31, 2002 primarily as a result of lower average debt levels during 2002 when compared to the prior year.

     Interest Income. The decrease in interest income of $3.2 million in 2002 is the result of the recognition of the interest component of the black lung excise tax recovery during the year ended December 31, 2001 described previously.

     Income Taxes. The Company's effective tax rate is sensitive to changes in annual profitability and percentage depletion. The income tax benefit recorded in 2002 is primarily the result of favorable tax settlements and the impact of percentage depletion. During 2002, the Company received notice from the IRS of proposed adjustments for previous tax years. These adjustments resulted in an increase in the tax benefit of $10.5 million. The benefit resulting from the percentage depletion increased in 2002 as compared to 2001 as a result of the impact of higher coal prices and increased profitability at certain of the Company's mines.

     Adjusted EBITDA. Adjusted EBITDA was $228.9 million for the year ended December 31, 2002 compared to $282.3 million for the prior year. The decrease in Adjusted EBITDA was primarily attributable to the decrease in income from operations resulting from the reduced production levels discussed above. Adjusted EBITDA is defined as income from operations before the effect of net interest expense; income taxes; the Company's depreciation, depletion and amortization; and the Company's equity interest in the depreciation, depletion and amortization of Canyon Fuel. Adjusted EBITDA is not a measure of financial performance in accordance with generally accepted accounting principles, and items excluded to calculate Adjusted EBITDA are significant in understanding and assessing the Company's financial condition. Therefore, Adjusted EBITDA should not be considered in isolation nor as an alternative to net income, income from operations, or cash flows from operations or as a measure of the Company's profitability, liquidity or performance under generally accepted accounting principles. The Company believes that Adjusted EBITDA presents a useful measure of the ability to service and incur debt based on ongoing operations. Furthermore, analogous measures are used by industry analysts to evaluate operating performance. Investors should be aware that the Company's presentation of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies. The table below shows how the Company calculates Adjusted EBITDA.

                                                              TWELVE MONTHS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Income from operations......................................  $ 29,277   $ 62,456
Depreciation, depletion and amortization of Arch Coal,
  Inc. .....................................................   174,752    177,504
Arch Coal's equity interest in depreciation, depletion and
  amortization of Canyon Fuel Company, LLC..................    24,881     42,325
                                                              --------   --------
Adjusted EBITDA.............................................  $228,910   $282,285
                                                              ========   ========

  2001 COMPARED TO 2000

     Net Income (Loss). The Company had net income of $7.2 million for the year ended December 31, 2001 compared to a net loss of $12.7 million for the year ended December 31, 2000. Results for 2001 were positively impacted by strong margins on the limited tonnage open to market-based pricing during the early part of 2001 and by reduced interest expense associated with lower debt levels. Results for 2001 were negatively impacted by production difficulties and increased costs at the Company's West Elk mine in Gunnison County, Colorado caused by high methane levels and at the Samples surface operation in West Virginia caused by a sandstone intrusion into the principal coal seam. Results for the year ended December 31, 2001 were positively impacted by the following other items: (1) A $9.4 million pre-tax insurance settlement as part of the Company's coverage under its property and business interruption policy. The insurance settlement represents the final settlement for losses incurred for the 2000 West Elk mine idling described below. (2) A $7.4 million pre-tax gain from a state tax credit covering prior periods. (3) A $4.6 million pre-tax gain as a result of progress in processing claims associated with the recovery of certain previously paid excise taxes on export sales. The gain stems from an IRS notice during the second quarter of 2000 outlining the procedures for obtaining tax refunds on black lung excise taxes paid by the industry on export sales. The notice was the result of a 1998 federal district court decision that found such taxes to be unconstitutional. Of the $4.6 million recognized, $3.1 million represents the interest component of the claim and was recorded as interest income. (4) An increase of pre-tax income of $7.5 million primarily from a reduction in the amount of expected reclamation work at the Company's idle Illinois properties resulting from permit revisions. (5) A $13.5 million pre-tax gain primarily on the sale of land. These items were partially offset by a pre-tax charge of $4.1 million for stock-based compensation benefits that may be realized in future periods and by a pre-tax charge of $5.6 million for an increase in the litigation reserve resulting from several litigation settlements.

     Results for the year ended December 31, 2000 were adversely impacted by operating losses incurred at the West Elk mine offset to some extent by partial pre-tax insurance settlements of $31.0 million received throughout 2000 under the Company's business interruption policy. The mine was idled from January 28, 2000 to July 12, 2000 following the detection of combustion gases in a portion of the mine. These combustion gases were unrelated to the high methane levels experienced at the mine in 2001. Results for the year ended December 31, 2000 were positively impacted by the following other items: (1) Pre-tax gains of $21.8 million resulting from the settlement of certain workers' compensation liabilities with the State of West Virginia. This was partially offset by adjustments to other workers' compensation liabilities resulting from changes in estimates that caused increases to the liability of $13.5 million. The net workers' compensation adjustment was a pre-tax gain of $8.3 million. (2) A pre-tax gain of $7.8 million resulting from a reduction in the Company's reclamation liability due to permit revisions at its idle mine properties in Illinois. (3) A $12.1 million pre-tax gain primarily on the sale of land. (4) A pre-tax gain of $12.7 million related to excise tax recoveries on export shipments in connection with the IRS notice described above. (5) A $9.8 million pre-tax curtailment gain resulting from previously unrecognized postretirement benefit changes that occurred from plan amendments in previous years.

     The West Elk mine's coal sales for the year ended December 31, 2001 of $77.0 million were $35.5 million greater than its sales of $41.5 million in 2000, although the mine experienced significant production difficulties during both periods as described above. This compares to $110.3 million of coal sales during the year ended December 31, 1999, a period of uninterrupted production. Excluding the impact of the related insurance recoveries, operating losses for the mine for 2001 and 2000 were $11.3 million and $43.4 million, respectively, compared to operating income of $13.1 million during 1999. At the Samples surface operation, a sandstone intrusion caused the coal seam to thin which resulted in lower production and higher associated costs. During the year ended December 31, 2001, the Samples surface operation experienced an operating loss of $19.2 million compared to operating income of $4.3 million during the same period of 2000.

     Revenues. Total revenues for the year ended December 31, 2001 were $1,488.7 million, an increase of $84.1 million from the same period in 2000. This increase was the result of several factors including the increase in sales at West Elk when compared to the same period in 2000, improved pricing on the limited tonnage that was open to market-based pricing during 2001, and increased pass-through transportation revenues.

     Income from Equity Investment. During the year ended December 31, 2001, Canyon Fuel, recognized recoveries of previously paid property taxes. The Company's share of these recoveries is $2.6 million, which is reflected as income from equity investment in the Consolidated Statements of Operations. In addition, Canyon Fuel experienced improved performance at its three underground mines in Utah.

     Income from Operations. The following table presents income from operations, excluding the unusual items discussed above.

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              ---------------
                                                               2001     2000
                                                              ------   ------
                                                               (IN MILLIONS)
Income from operations (as reported)........................  $ 62.5   $ 74.0
  Adjustments to (exclude)/add-back:
     Losses at the West Elk mine............................    11.3     43.4
     West Elk mine insurance recoveries.....................    (9.4)   (31.0)
     Samples surface operation losses.......................    19.2       --
     Land sales.............................................   (13.5)   (12.1)
     Reclamation adjustment -- Illinois properties..........    (7.5)    (7.8)
     Stock-based compensation accrual.......................     4.1       --
     State tax credit.......................................    (7.4)      --
     Litigation settlements.................................     5.6       --
     Workers' compensation adjustment.......................      --     (8.3)
     Postretirement medical benefit curtailment.............      --     (9.8)
     Black lung excise tax recoveries.......................    (1.5)   (12.7)
     Canyon Fuel Company property tax recoveries............    (2.6)      --
                                                              ------   ------
  Adjusted income from operations...........................  $ 60.8   $ 35.7
                                                              ======   ======

     The increase in adjusted income from operations is primarily attributable to improved pricing on the limited coal tonnage that was open to market-based pricing during 2001; improved performance at the Company's Black Thunder mine in Wyoming and the Canyon Fuel operations in Utah; and continued strong performance at the Company's Mingo Logan operation in West Virginia.

     As discussed previously, adjusted income from operations is not a measure of financial performance in accordance with generally accepted accounting principles. The Company presents adjusted income from operations to more clearly disclose the Company's operating performance excluding events or transactions that the Company does not believe are necessarily indicative of ongoing mining operations.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $4.9 million. The increase was primarily attributable to the $4.1 million stock-based compensation charge discussed above.

     Amortization of Coal Supply Agreements. Amortization of coal supply agreements decreased by $12.3 million primarily as a result of the expiration and buy-out of above-market contracts that were valued as assets and amortized on the Company's balance sheet in 2000.

     Interest Expense. Interest expense decreased by $27.9 million primarily as a result of lower debt levels in the year ended December 31, 2001 compared to the same period of 2000. The net proceeds from two public stock offerings in the first half of 2001 were used to significantly reduce debt levels from 2000 levels (see additional discussion in "Liquidity and Capital Resources").

     Interest Income. The increase in interest income of $2.9 million over 2000 was primarily due to recognition of the interest component of the black lung excise tax recovery recognized in 2001.

     Income Taxes. The Company's effective tax rate is sensitive to changes in estimates of annual profitability and percentage depletion. The income tax benefit recorded for the year ended December 31, 2001 is primarily the result of the impact of percentage depletion.

     Adjusted EBITDA. Adjusted EBITDA (as defined previously) was $282.3 million for the year ended December 31, 2001 compared to $315.2 million in 2000. This decrease is primarily attributable to the losses incurred at the Samples surface operation resulting from the sandstone intrusion during 2001. The table below shows how the Company calculates Adjusted EBITDA.

                                                              TWELVE MONTHS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Income from operations......................................  $ 62,456   $ 73,984
Depreciation, depletion and amortization of Arch Coal,
  Inc. .....................................................   177,504    201,512
Arch Coal's equity interest in depreciation, depletion and
  amortization of Canyon Fuel Company, LLC..................    42,325     39,679
                                                              --------   --------
Adjusted EBITDA.............................................  $282,285   $315,175
                                                              ========   ========

RECENT DEVELOPMENT

     Convertible Preferred Stock Offering. On January 31, 2003, the Company completed the sale of 2,875,000 shares of its 5% Perpetual Cumulative Convertible Preferred Stock, which includes the underwriters' full over-allotment option of 375,000 shares, at a price of $50.00 per share. The net proceeds from the offering of approximately $139.1 million were used to reduce indebtedness under the Company's revolving credit facility, to repay lines of credit, and for working capital and general corporate purposes. Dividends on the preferred stock will be cumulative and will be payable quarterly at the annual rate of 5% of the liquidation preference. Each share of the preferred stock will be initially convertible, under certain conditions, into 2.3985 shares of the Company's common stock.

OUTLOOK

     Production Levels. The Company reduced its overall rate of coal production by approximately 5% during 2002. This action was taken in response to unfavorable spot coal markets following an extremely mild winter and a period of industrial economic weakness that dampened electricity demand. Although the timing of any recovery in coal markets remains uncertain, there have been indications that prices may return to more favorable levels in the future. These indications include more normal weather patterns, some indication of economic recovery and an overall decrease in coal production and utility stockpiles.

     Previously, the Company had disclosed that longwall mineable reserves at Mingo Logan were likely to be exhausted during 2002. As a result of improvements to the mine plan, the mine is expected to exhaust its longwall mineable reserves in 2006, subject to permit modifications. However, due to more difficult mining conditions, production levels in the future are expected to be lower than those experienced historically.

     Postretirement Obligations. The Company expects to incur significantly higher expenses related to its postretirement health care obligations in 2003. These obligations, coupled with a much smaller increase in pension-related expenses, are expected to increase non-cash costs by approximately $8.0 million per quarter in 2003.

     Permitting Issues. On May 8, 2002, in Kentuckians for the Commonwealth v. Rivenburgh, the U.S. District Court for the Southern District of West Virginia enjoined the Huntington, West Virginia office of the U.S. Army Corps of Engineers from issuing any new Section 404 Clean Water Act permits that authorize the placement of rock and soil into channels that comprise waters of the United States. This process is used both in surface mining operations, where layers of dirt and rock are removed to expose the underlying coal seam, as well as underground mining operations. The excess material is then placed into "valley fills." The court reached its conclusion on the basis that the material constituted "waste" which may not be disposed of in valley fills under Corps-issued permits. On January 29, 2003, the Fourth Circuit Court of Appeals reversed the decision in the Kentuckians case.

     The plaintiffs in the Kentuckians case may appeal the January 29, 2003 decision to the full panel of the Fourth Circuit, and ultimately to the Supreme Court. If the plaintiffs are ultimately successful in this litigation, the ruling may adversely impact both the Company's ability to sustain its current mining operations and its ability to open new mines. For further discussion of this case, see Certain Trends and Uncertainties -- Environmental and Regulatory Factors -- Clean Water Act beginning on page II-16.

     The Company idled its Dal-Tex operation on July 23, 1999 as a result of an adverse ruling in prior litigation on the issue of valley fills. This ruling was later reversed on appeal; however, as of the date of the 2002 injunction described above, the Company had not yet completed the process necessary to obtain the Section 404 permits for the mine. Once the Company obtains the necessary permits, it intends to reopen the mine subject to then-existing market conditions.

     Low-Sulfur Coal Producer. The Company continues to believe that it is well-positioned to capitalize on the continuing growth in demand for low-sulfur coal to produce electricity. Substantially all of the Company's current coal production and approximately 90% of its reserves are low in sulfur. In fact, approximately 68% of the Company's coal reserves are compliance quality, which means that the reserves meet Phase II standards of the Clean Air Act without application of expensive scrubbing technology. With Phase II now in effect, compliance coal has captured a growing share of United States coal demand and commands a higher price in the marketplace than high-sulfur coal.

     Chief Objectives. The Company continues to focus on taking steps to increase shareholder returns by improving earnings, strengthening cash generation, improving productivity and reducing costs at its large-scale mines, while building on its leading position in its target coal-producing basins, the Powder River Basin and the Central Appalachian Basin.

DISCLOSURE CONTROLS AND PROCEDURES

     An evaluation was performed under the supervision and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2002. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of such date. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to December 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

     The following is a summary of cash provided by or used in each of the indicated types of activities during the past three years:

                                                        YEAR ENDED DECEMBER 31,
                                                   ---------------------------------
                                                     2002        2001        2000
                                                   ---------   ---------   ---------
                                                            (IN THOUSANDS)
Cash provided by (used in):
  Operating activities...........................  $ 176,417   $ 145,661   $ 135,772
  Investing activities...........................   (128,303)   (129,209)   (107,496)
  Financing activities...........................    (45,447)    (15,590)    (25,531)

     Cash provided by operating activities increased in 2002 as compared to 2001 due primarily to reduced requirements for working capital components other than inventories. Cash provided by operating activities increased in 2001 compared to 2000 due primarily to improved operating performance in 2001. Increased distributions from the Company's investment in Canyon Fuel also positively affected cash provided by operating activities during 2001. These increases were partially offset by increased working capital requirements in 2001 compared to 2000.

     Cash used in investing activities decreased during 2002 as compared to 2001 due primarily to the impact of the sale of limited partnership units of Natural Resource Partners, L.P., which generated proceeds of $33.6 million. Excluding the proceeds from the sale, cash used in investing activities increased due to higher capital expenditures and reduced proceeds from property dispositions. Cash used in investing activities during 2001 increased compared to 2000 due primarily to higher capital expenditures in 2001 and proceeds from the termination of coal supply agreements in 2000.

     Cash used in financing activities during 2002 primarily represents net payments under the Company's revolver and lines of credit, payments of dividends, and reductions of capital lease obligations. In addition, during 2002, the Company entered into a sale and leaseback of equipment that resulted in proceeds of $9.2 million. Cash used in financing activities during 2001 reflects the cash generated by the February 2001 and May 2001 issuances of common stock (described below) resulting in proceeds of $372.2 million, the pay-down of $376.9 million of debt and the repurchase of the Company's common stock at a cost of $5.0 million.

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

     On April 12, 2001, the Company filed a Universal Shelf Registration Statement on Form S-3 with the Securities and Exchange Commission. The Universal Shelf allows the Company to offer, from time to time, an aggregate of up to $750 million in debt securities, preferred stock, depositary shares, common stock and related rights and warrants. On May 8, 2001, the Company utilized the shelf registration and completed a public offering of 8,500,000 primary shares of common stock. On May 16, 2001, the underwriters involved in the offering purchased an additional 424,200 shares pursuant to an over-allotment option granted by the Company in connection with the May 8, 2001 offering. The proceeds realized from these transactions after the underwriting discount and expenses were $279.3 million. The proceeds were used to retire the Company's term loan with the remainder used to reduce the borrowings under the Company's revolving credit facility.

     On January 31, 2003, the Company again utilized its Universal Shelf and completed a public offering of 2,875,000 shares of 5% Perpetual Cumulative Convertible Preferred Stock. The net proceeds realized by the Company from the offering of $139.1 million are being used to reduce indebtedness under the Company's revolving credit facility, and for working capital and general corporate purposes. Subsequent to the January 2003 offering, the Company can still issue an additional $311.8 million in debt and equity securities under the Universal Shelf.

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

     The Company generally satisfies its working capital requirements and funds its capital expenditures and debt-service obligations with cash generated from operations. The Company believes that cash generated from operations and its borrowing capacity will be sufficient to meet its working capital requirements and anticipated capital expenditures for at least the next several years. The Company's ability to fund planned capital expenditures, to make acquisitions and to pay dividends will depend upon its future operating performance, which will be affected by prevailing economic conditions in the coal industry, and by financial, business and other factors, some of which are beyond the Company's control.

     Expenditures for property, plant and equipment were $137.1 million, $123.4 million and $115.1 million for 2002, 2001 and 2000, respectively. Capital expenditures are made to improve and replace existing mining equipment, expand existing mines, develop new mines and improve the overall efficiency of mining operations.

     On April 18, 2002, the Company and its subsidiary, Arch Western Resources, LLC ("Arch Western") completed a refinancing of their existing credit facilities. The new credit facilities include five-and six-year non-amortizing term loans totaling $675.0 million at Arch Western and a five-year revolving credit facility totaling $350.0 million for the Company. The five-year non-amortizing term loan at Arch Western is for $150.0 million while the six-year non-amortizing term loan is for $525.0 million. The rate of interest on borrowings under both of the credit facilities is a floating rate based on LIBOR. The Company's credit facility is secured by its ownership interests in substantially all of its subsidiaries, except its ownership interests in Arch Western and its subsidiaries. The Arch Western credit facility is secured by substantially all of its subsidiaries, but is not guaranteed by the Company.

     Financial covenants contained in the Company's new credit facilities consist of a maximum leverage ratio, a minimum fixed charge ratio and a minimum net worth test. The leverage ratio requires that the Company not permit the ratio of total indebtedness at the end of any calendar quarter to adjusted EBITDA for the four quarters then ended to exceed a specified amount. The fixed charge coverage ratio requires that the Company not permit the ratio of the Company's adjusted EBITDA plus lease expense to interest expense for the four quarters then ended to be less than a specified amount. The net worth test requires that the Company not permit its net worth to be less than a specified amount plus 50% of cumulative net income. The Company was in compliance with all financial covenants at December 31, 2002.

     At December 31, 2002, the Company had $42.6 million in letters of credit outstanding which, when combined with outstanding borrowings under the revolver, resulted in $242.4 million of unused capacity under the revolving credit facility. Sufficient unused capacity is currently available to fund all operating needs. Financial covenant requirements may restrict the amount of unused capacity available to the Company for borrowings and letters of credit.

     At December 31, 2002, debt amounted to $747.3 million, or 58% of capital employed, compared to $773.9 million, or 58% of capital employed, at December 31, 2001. Based on the level of consolidated indebtedness and prevailing interest rates at December 31, 2002, debt service obligations, which include the current maturities of debt and interest expense for 2003, are estimated to be $67.3 million.

     The Company periodically establishes uncommitted lines of credit with banks. These agreements generally provide for short-term borrowings at market rates. At December 31, 2002, there were $20.0 million of such agreements in effect, of which none were outstanding.

     The Company is exposed to market risk associated with interest rates. At December 31, 2002, after taking into consideration interest rate swap agreements, debt included $740.0 million of floating-rate debt for which the rate of interest is, at the Company's option, the PNC Bank base rate or a rate based on LIBOR. To manage this exposure, the Company enters into interest-rate swap agreements to modify the interest-rate characteristics of outstanding Company debt. At December 31, 2002, the Company had interest-rate swap agreements having a total notional value of $525.0 million, including $250.0 million for which the fixed rate becomes effective as of October 2003. These swap agreements are used to convert variable-rate debt to fixed-rate debt. Under these swap agreements, the Company pays a weighted average fixed rate of 5.74% (before the credit spread over LIBOR) and receives a weighted average variable rate based upon 30-day and 90-day LIBOR. The Company accrues amounts to be paid or received under interest-rate swap agreements over the lives of the agreements. These amounts are recognized as adjustments to interest expense over the lives of agreements, thereby adjusting the effective interest rate on the Company's debt. Gains and losses on terminations of interest-rate swap agreements are deferred on the balance sheet (in other long-term liabilities) and amortized as an adjustment to interest expense over the remaining term of the terminated swap agreement. The remaining terms of the swap agreements at December 31, 2002, ranged from 32 to 57 months. All instruments are entered into for other than trading purposes.

     The Company is also exposed to commodity price risk related to its purchase of diesel fuel. The Company enters into forward purchase contracts and heating oil swaps to substantially eliminate volatility in the price of diesel fuel for its operations. The swap agreements essentially fix the price paid for diesel fuel by requiring the Company to pay a fixed heating oil price and receive a floating heating oil price. The changes in the floating heating oil price highly correlate to changes in diesel fuel prices. Gains and losses on terminations of heating oil swap agreements are deferred on the balance sheet (in other long-term liabilities) and amortized as an adjustment to diesel fuel cost over the original term of the terminated heating oil swap agreement as if it were still in place.

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

     The sensitivity analysis related to the fixed portion of the Company's debt portfolio assumes an instantaneous 100-basis-point move in interest rates from their levels at December 31, 2002, with all other variables held constant. A 100-basis-point decrease in market interest rates would result in an $18.3 million increase in the fair value of the fixed portion of the debt at December 31, 2002. Based on the variable-rate debt included in the Company's debt portfolio as of December 31, 2002, after considering the effect of the swap agreements, a 100-basis-point increase in interest rates would result in an annualized additional $4.0 million of interest expense incurred based on December 31, 2002 debt levels. At December 31, 2002, a $.05 per gallon decrease in the price of heating oil would result in a $0.2 million decrease in the fair value of the financial position of the heating oil swap agreements.

CONTRACTUAL OBLIGATIONS

     The following is a summary of the Company's significant contractual obligations as of December 31, 2002 (in thousands):

                                                              PAYMENTS DUE BY PERIOD
                                                 -------------------------------------------------
                                                 LESS THAN
                                                  1 YEAR     1-3 YEARS   4-5 YEARS   AFTER 5 YEARS
                                                 ---------   ---------   ---------   -------------
Long-term debt.................................  $  7,100     $   198    $215,020      $525,024
Operating leases...............................    13,234      18,343      12,067         7,139
Royalty leases.................................    65,523      70,776      58,470       135,795
Unconditional purchase obligations.............    53,807
Other long-term obligations....................                                          23,200
                                                 --------     -------    --------      --------
Total contractual cash obligations.............  $139,664     $89,317    $285,557      $691,158
                                                 ========     =======    ========      ========

     Unconditional purchase obligations represent amounts committed for capital expenditures. Other long-term obligations represent the Company's contractual amounts owed in conjunction with its ownership interest in Dominion Terminal Associates as described in Note 20 to the Consolidated Financial Statements.

     In addition to the contractual obligations noted above, the Company expects to make contributions of $18.0 million to its pension plan in 2003. The Company believes that cash generated from operations, proceeds from the January 2003 preferred stock offering, and availability under its revolving credit facility will be sufficient to meet these obligations and the Company's requirements for working capital and capital expenditures.

CONTINGENCIES

  RECLAMATION

     The federal Surface Mining Control and Reclamation Act of 1977 ("SMCRA") and similar state statutes require that mine property be restored in accordance with specified standards and an approved reclamation plan. The Company accrues for the costs of final mine closure reclamation over the estimated useful mining life of the property. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Other costs of final mine closure common to surface and underground mining are related to reclaiming refuse and slurry ponds, eliminating sedimentation and drainage control structures, and dismantling or demolishing equipment or buildings used in mining operations. The Company also accrues for significant reclamation that is completed during the mining process prior to final mine closure. The establishment of the final mine closure reclamation liability and the other ongoing reclamation liabilities are based upon permit requirements and require various estimates and assumptions, principally associated with costs and productivities.

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

CERTAIN TRENDS AND UNCERTAINTIES

  SUBSTANTIAL LEVERAGE -- VARIABLE INTEREST RATE -- COVENANTS

     As of December 31, 2002, the Company had outstanding consolidated indebtedness of $747.3 million, representing approximately 58% of the Company's capital employed. Despite making substantial progress in reducing debt, the Company continues to have significant debt service obligations, and the terms of its credit agreements limit its flexibility and result in a number of limitations on the Company. The Company also has significant lease and royalty obligations. The Company's ability to satisfy debt service, lease and royalty obligations and to effect any refinancing of its indebtedness will depend upon future operating performance, which will be affected by prevailing economic conditions in the markets that the Company serves as well as financial, business and other factors, many of which are beyond the Company's control. The Company may be unable to generate sufficient cash flow from operations and future borrowings, or other financings may be unavailable in an amount sufficient to enable it to fund its debt service, lease and royalty payment obligations or its other liquidity needs.

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

     After taking into consideration the Company's interest rate swaps which convert the Company's variable rate debt to fixed, approximately 63% of the Company's indebtedness at December 31, 2002 bears interest at variable rates that are linked to short-term interest rates. If interest rates rise, the Company's costs relative to those obligations would also rise.

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

  LOSSES

     The Company reported a net loss of $2.6 million for the year ended December 31, 2002. The losses in 2002 were primarily attributable to the Company's decision to scale back production during the year in response to a weak market environment and increased costs at certain Company operations. The decision to scale back production came after the Company had prepared most of the operations to maximize production in order to capitalize on higher market prices for coal the Company had previously projected for 2002. Therefore, certain costs incurred to maximize production did not result in higher revenues but did increase the cost of coal sales.

     Because the coal mining industry is subject to significant regulatory oversight and affected by the possibility of adverse pricing trends or other industry trends beyond the Company's control, the Company may suffer losses in the future if legal and regulatory rulings, mine idlings and closures, adverse pricing trends or other factors affect the Company's ability to mine and sell coal profitably.

  ENVIRONMENTAL AND REGULATORY FACTORS

     The coal mining industry is subject to regulation by federal, state and local authorities on matters such as:

     - the discharge of materials into the environment;

     - employee health and safety;

     - mine permits and other licensing requirements;

     - reclamation and restoration of mining properties after mining is completed;

     - management of materials generated by mining operations;

     - surface subsidence from underground mining;

     - water pollution;

     - legislatively mandated benefits for current and retired coal miners;

     - air quality standards;

     - protection of wetlands;

     - endangered plant and wildlife protection;

     - limitations on land use;

     - storage of petroleum products and substances that are regarded as hazardous under applicable laws; and

     - management of electrical equipment containing polychlorinated biphenyls, or PCBs.

     In addition, the electric generating industry, which is the most significant end-user of coal, is subject to extensive regulation regarding the environmental impact of its power generation activities, which could affect demand for the Company's coal. The possibility exists that new legislation or regulations may be adopted or that the enforcement of existing laws could become more stringent, either of which may have a significant impact on the Company's mining operations or its customers' ability to use coal and may require the Company or its customers to change operations significantly or incur substantial costs.

     While it is not possible to quantify the expenditures incurred by the Company to maintain compliance with all applicable federal and state laws, those costs have been and are expected to continue to be significant. The Company posts performance bonds pursuant to federal and state mining laws and regulations for the estimated costs of reclamation and mine closing, including the cost of treating mine water discharge when necessary. Compliance with these laws has substantially increased the cost of coal mining for all domestic coal producers.

     Clean Air Act. The federal Clean Air Act and similar state and local laws, which regulate emissions into the air, affect coal mining and processing operations primarily through permitting and emissions control requirements. The Clean Air Act also indirectly affects coal mining operations by extensively regulating the emissions from coal-fired industrial boilers and power plants, which are the largest end-users of the Company's coal. These regulations can take a variety of forms, as explained below.

     The Clean Air Act imposes obligations on the Environmental Protection Agency, or EPA, and the states to implement regulatory programs that will lead to the attainment and maintenance of EPA-promulgated ambient air quality standards, including standards for sulfur dioxide, particulate matter, nitrogen oxides and ozone. Owners of coal-fired power plants and industrial boilers have been required to expend considerable resources in an effort to comply with these ambient air standards. Significant additional emissions control expenditures will be needed in order to meet the current national ambient air standard for ozone. In particular, coal-fired power plants will be affected by state regulations designed to achieve attainment of the ambient air quality standard for ozone. Ozone is produced by the combination of two precursor pollutants: volatile organic compounds and nitrogen oxides. Nitrogen oxides are a by-product of coal combustion. Accordingly, emissions control requirements for new and expanded coal-fired power plants and industrial boilers will continue to become more demanding in the years ahead.

     In July 1997, the EPA adopted more stringent ambient air quality standards for particulate matter and ozone. In a February 2001 decision, the U.S. Supreme Court largely upheld the EPA's position, although it remanded the EPA's ozone implementation policy for further consideration. On remand, the Court of Appeals for the D.C. Circuit affirmed the EPA's adoption of these more stringent ambient air quality standards. As a result of the finalization of these standards, states that are not in attainment for these standards will have to revise their State Implementation Plans to include provisions for the control of ozone precursors and/or particulate matter. Revised State Implementation Plans could require electric power generators to further reduce nitrogen oxide and particulate matter emissions. The potential need to achieve such emissions reductions could result in reduced coal consumption by electric power generators. Thus, future regulations regarding ozone, particulate matter and other pollutants could restrict the market for coal and the development of new mines by the Company. This in turn may result in decreased production by the Company and a corresponding decrease in the Company's revenues. Although the future scope of these ozone and particulate matter regulations cannot be predicted, future regulations regarding these and other ambient air standards could restrict the market for coal and the development of new mines.

     Furthermore, in October 1998, the EPA finalized a rule that will require 19 states in the Eastern United States that have ambient air quality problems to make substantial reductions in nitrogen oxide emissions by the year 2004. To achieve these reductions, many power plants would be required to install additional control measures. The installation of these measures would make it more costly to operate coal-fired power plants and, depending on the requirements of individual state implementation plans, could make coal a less attractive fuel.

     Along with these regulations addressing ambient air quality, the EPA has initiated a regional haze program designed to protect and to improve visibility at and around National Parks, National Wilderness Areas and International Parks. This program restricts the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas. Moreover, this program may require certain existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions, such as sulfur dioxide, nitrogen oxides and particulate matter. By imposing limitations upon the placement and construction of new coal-fired power plants, the EPA's regional haze program could affect the future market for coal.

     Additionally, the U.S. Department of Justice, on behalf of the EPA, has filed lawsuits against several investor-owned electric utilities and brought an administrative action against one government-owned electric utility for alleged violations of the Clean Air Act. The EPA claims that these utilities have failed to obtain permits required under the Clean Air Act for alleged major modifications to their power plants. The Company supplies coal to some of the currently affected utilities, and it is possible that other of the Company's customers will be sued. These lawsuits could require the utilities to pay penalties and install pollution control equipment or undertake other emission reduction measures, which could adversely impact their demand for coal.

     Other Clean Air Act programs are also applicable to power plants that use the Company's coal. For example, the acid rain control provisions of Title IV of the Clean Air Act require a reduction of sulfur dioxide emissions from power plants. Because sulfur is a natural component of coal, required sulfur dioxide reductions can affect coal mining operations. Title IV imposes a two phase approach to the implementation of required sulfur dioxide emissions reductions. Phase I, which became effective in 1995, regulated the sulfur dioxide emissions levels from 261 generating units at 110 power plants and targeted the highest sulfur dioxide emitters. Phase II, implemented January 1, 2000, made the regulations more stringent and extended them to additional power plants, including all power plants of greater than 25 megawatt capacity. Affected electric utilities can comply with these requirements by:

     - burning lower sulfur coal, either exclusively or mixed with higher sulfur coal;

     - installing pollution control devices such as scrubbers, which reduce the emissions from high sulfur coal;

     - reducing electricity generating levels; or

     - purchasing or trading emissions credits.

     Specific emissions sources receive these credits, which electric utilities and industrial concerns can trade or sell to allow other units to emit higher levels of sulfur dioxide. Each credit allows its holder to emit one ton of sulfur dioxide.

     In addition to emissions control requirements designed to control acid rain and to attain the national ambient air quality standards, the Clean Air Act also imposes standards on sources of hazardous air pollutants. Although these standards have not yet been extended to coal mining operations, the EPA recently announced that it will regulate hazardous air pollutants from coal-fired power plants. Under the Clean Air Act, coal-fired power plants will be required to control hazardous air pollution emissions by no later than 2009. These controls are likely to require significant new improvements in controls by power plant owners. The most prominently targeted pollutant is mercury, although other by-products of coal combustion may be covered by future hazardous air pollutant standards for coal combustion sources.

     Other proposed initiatives may have an effect upon coal operations. One such proposal is the Bush Administration's recently announced Clear Skies Initiative. As proposed, this initiative is designed to reduce emissions of sulfur dioxide, nitrogen oxides, and mercury from power plants. Other so-called multi-pollutant bills, which could regulate additional air pollutants, have been proposed by various members of Congress. While the details of all of these proposed initiatives vary, there appears to be a movement towards increased regulation of a number of air pollutants. Were such initiatives enacted into law, power plants could choose to shift away from coal as a fuel source to meet these requirements.

     Mine Health and Safety Laws. Stringent safety and health standards have been imposed by federal legislation since the adoption of the Mine Safety and Health Act of 1969. The Mine Safety and Health Act of 1977, which significantly expanded the enforcement of health and safety standards of the Mine Safety and Health Act of 1969, imposes comprehensive safety and health standards on all mining operations. In addition, as part of the Mine Safety and Health Acts of 1969 and 1977, the Black Lung Act requires payments of benefits by all businesses conducting current mining operations to coal miners with black lung and to some survivors of a miner who dies from this disease.

     Surface Mining Control and Reclamation Act. SMCRA establishes operational, reclamation and closure standards for all aspects of surface mining as well as many aspects of deep mining. SMCRA requires that comprehensive environmental protection and reclamation standards be met during the course of and upon completion of mining activities. In conjunction with mining the property, the Company is contractually obligated under the terms of its leases to comply with all laws, including SMCRA and equivalent state and local laws. These obligations include reclaiming and restoring the mined areas by grading, shaping, preparing the soil for seeding and by seeding with grasses or planting trees for use as pasture or timberland, as specified in the approved reclamation plan.

     SMCRA also requires the Company to submit a bond or otherwise financially secure the performance of its reclamation obligations. The earliest a reclamation bond can be completely released is five years after reclamation has been achieved. Federal law and some states impose on mine operators the responsibility for repairing the property or compensating the property owners for damage occurring on the surface of the property as a result of mine subsidence, a consequence of longwall mining and possibly other mining operations. In addition, the Abandoned Mine Lands Act, which is part of SMCRA, imposes a tax on all current mining operations, the proceeds of which are used to restore mines closed before 1977. The maximum tax is $0.35 per ton of coal produced from surface mines and $0.15 per ton of coal produced from underground mines.

     The Company also leases some of its coal reserves to third party operators. Under SMCRA, responsibility for unabated violations, unpaid civil penalties and unpaid reclamation fees of independent mine lessees and other third parties could potentially be imputed to other companies that are deemed, according to the regulations, to have "owned" or "controlled" the mine operator. Sanctions against the "owner" or "controller" are quite severe and can include civil penalties, reclamation fees and reclamation costs. The Company is not aware of any currently pending or asserted claims against it asserting that it "owns" or "controls" any of its lessees' operations.

     On March 29, 2002, the U.S. District Court for the District of Columbia issued a ruling that could restrict underground mining activities conducted in the vicinity of public roads, within a variety of federally protected lands, within national forests and within a certain proximity of occupied dwellings. The lawsuit, Citizens Coal Council v. Norton, was filed in February 2000 to challenge regulations issued by the Department of Interior providing, among other things, that subsidence and underground activities that may lead to subsidence are not surface mining activities within the meaning of SMCRA. SMCRA generally contains restrictions and certain prohibitions on the locations where surface mining activities can be conducted. The District Court entered summary judgment upon the plaintiff's claims that the Secretary of the Interior's determination violated SMCRA. By order dated April 9, 2002, the court remanded the regulations to the Secretary of the Interior for reconsideration.

     The significance of this decision for the coal mining industry remains unclear because this ruling is subject to appellate review. The Department of Interior and the National Mining Association, a trade group that intervened in this action, sought a stay of the order pending appeal to the U.S. Court of Appeals for the District of Columbia Circuit and the stay was granted. If the District Court's decision is not overturned, or if some legislative solution is not enacted, this ruling could have a material adverse effect on all coal mine operations that utilize underground mining techniques, including those of the Company. While it still may be possible to obtain permits for underground mining operations in these areas, the time and expense of that permitting process are likely to increase significantly.

     Framework Convention on Global Climate Change. The United States and more than 160 other nations are signatories to the 1992 Framework Convention on Global Climate Change, commonly known as the Kyoto Protocol, that is intended to limit or capture emissions of greenhouse gases such as carbon dioxide and methane. The U.S. Senate has neither ratified the treaty commitments, which would mandate a reduction in U.S. greenhouse gas emissions, nor enacted any law specifically controlling greenhouse gas emissions and the Bush Administration has withdrawn support for this treaty. Nonetheless, future regulation of greenhouse gases could occur either pursuant to future U.S. treaty obligations or pursuant to statutory or regulatory changes under the Clean Air Act. Efforts to control greenhouse gas emissions could result in reduced demand for coal if electric power generators switch to lower carbon sources of fuel.

     Clean Water Act. Section 301 of the Clean Water Act prohibits the discharge of a pollutant from a point source into navigable waters except in accordance with a permit issued under either Section 402 or Section 404 of the Clean Water Act. Navigable waters are broadly defined to include streams, even those that are not navigable in fact, and may include wetlands.

     All mining operations in Appalachia generate excess material, which must be placed in fills in adjacent valleys and hollows. Likewise, coal refuse disposal areas and coal processing slurry impoundments are located in valleys and hollows. Almost all of these areas contain intermittent or perennial streams, which are considered navigable waters. An operator must secure a Clean Water Act permit before filling such streams. For approximately the past 25 years, operators have secured Section 404 fill permits to authorize the filling of navigable waters with material from various forms of coal mining. Operators have also obtained permits under Section 404 for the construction of slurry impoundments although the use of these impoundments, including discharges from them, requires permits under Section 402. Section 402 discharge permits are generally not suitable for authorizing the construction of fills in navigable waters.

     On May 8, 2002, the United States District Court for the Southern District of West Virginia issued an order in Kentuckians for the Commonwealth v. Rivenburgh enjoining the Huntington, West Virginia office of the U.S. Army Corps of Engineers from issuing permits under Section 404 of the Clean Water Act for the construction of valley fills for the disposal of overburden from mountaintop mining operations solely for the purpose of waste disposal. These valleys typically contain streams that, under the Clean Water Act, are considered navigable waters of the United States. The court held that the filling of these waters solely for waste disposal is a violation of the Clean Water Act. The effect of this injunction would have been to make mountaintop mining uneconomical in those areas subject to the injunction.

     The court's injunction also prohibited the issuance of permits authorizing fill activities associated with types of mining activities other than mountaintop mining where the primary purpose or use of those fill activities is the disposal of waste. Such activities might include those associated with slurry impoundments and coal refuse disposal areas.

     On January 29, 2003, the Court of Appeals for the Fourth Circuit overturned the Kentuckians decision as being overly broad and also ruled that the valley fills in question are not illegal; that the EPA and the U.S. Army Corps of Engineers have exercised their oversight responsibilities in a reasonable and consistent manner; and that the agencies' interpretation of the regulation under which valley fills historically have been permitted is a reasonable construction of the Clean Water Act.

     West Virginia Antidegradation Policy. In January 2002, a number of environmental groups and individuals filed suit in the U.S. District Court for the Southern District of West Virginia to challenge the EPA's approval of West Virginia's antidegradation implementation policy. Under the federal Clean Water Act, state regulatory authorities must conduct an antidegradation review before approving permits for the discharge of pollutants to waters that have been designated as high quality by the state. Antidegradation review involves public and intergovernmental scrutiny of permits and requires permittees to demonstrate that the proposed activities are justified in order to accommodate significant economic or social development in the area where the waters are located. The plaintiffs in this lawsuit, Ohio Valley Environmental

Coalition v. Whitman, challenge provisions in West Virginia's antidegradation implementation policy that exempt current holders of National Pollutant Discharge Elimination System (NPDES) permits and Section 404 permits, among other parties, from the antidegradation review process. The Company is exempt from antidegradation review under these provisions. Revoking this exemption and subjecting the Company to the antidegradation review process could delay the issuance or reissuance of Clean Water Act permits to the Company or cause these permits to be denied. If the plaintiffs are successful and if the Company discharges into waters that have been designated as high-quality by the state, the costs, time and difficulty associated with obtaining and complying with Clean Water Act permits for surface mining of its operations could increase.

     Comprehensive Environmental Response, Compensation and Liability
Act. CERCLA and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances that may endanger public health or welfare or the environment. Under CERCLA and similar state laws, joint and several liability may be imposed on waste generators, site owners and lessees and others regardless of fault or the legality of the original disposal activity. Although the EPA excludes most wastes generated by coal mining and processing operations from the hazardous waste laws, such wastes can, in certain circumstances, constitute hazardous substances for the purposes of CERCLA. In addition, the disposal, release or spilling of some products used by coal companies in operations, such as chemicals, could implicate the liability provisions of the statute. Thus, coal mines that the Company currently owns or has previously owned or operated, and sites to which the Company sent waste materials, may be subject to liability under CERCLA and similar state laws. In particular, the Company may be liable under CERCLA or similar state laws for the cleanup of hazardous substance contamination at sites where it owns surface rights.

     Mining Permits and Approvals. Numerous governmental permits or approvals are required for mining operations. In connection with obtaining these permits and approvals, the Company may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed production of coal may have upon the environment. The requirements imposed by any of these authorities may be costly and time consuming and may delay commencement or continuation of mining operations. Regulations also provide that a mining permit can be refused or revoked if an officer, director or a shareholder with a 10% or greater interest in the entity is affiliated with another entity that has outstanding permit violations. Thus, past or ongoing violations of federal and state mining laws could provide a basis to revoke existing permits and to deny the issuance of additional permits.

     In order to obtain mining permits and approvals from state regulatory authorities, mine operators, including the Company, must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior condition, productive use or other permitted condition. Typically the Company submits the necessary permit applications several months before it plans to begin mining a new area. In the Company's experience, permits generally are approved several months after a completed application is submitted. In the past, the Company has generally obtained its mining permits without significant delay. However, the Company cannot be sure that it will not experience difficulty in obtaining mining permits in the future.

     Future legislation and administrative regulations may emphasize the protection of the environment and, as a consequence, the activities of mine operators, including the Company, may be more closely regulated. Legislation and regulations, as well as future interpretations of existing laws, may also require substantial increases in equipment expenditures and operating costs, as well as delays, interruptions or the termination of operations. The Company cannot predict the possible effect of such regulatory changes.

     Under some circumstances, substantial fines and penalties, including revocation or suspension of mining permits, may be imposed under the laws described above. Monetary sanctions and, in severe circumstances, criminal sanctions may be imposed for failure to comply with these laws.

     Surety Bonds. Federal and state laws require the Company to obtain surety bonds to secure payment of certain long-term obligations including mine closure or reclamation costs, federal and state workers' compensation costs, coal leases and other miscellaneous obligations. Many of these bonds are renewable on a yearly basis. It has become increasingly difficult for the Company to secure new surety bonds or renew such bonds without the posting of collateral. In addition, surety bond costs have increased while the market terms of such bonds have generally become more unfavorable.

     West Virginia Cumulative Hydrologic Impact Analysis Litigation. Two environmental groups sued the West Virginia Department of Environmental Protection in January 2000 in federal court, alleging various violations of the Clean Water Act and SMCRA. The lawsuit was amended in September 2001 to name Gale Norton, Secretary of the Interior, as a defendant. The U.S. Office of Surface Mining is a division within the Department of Interior. The lawsuit, Ohio River Valley Environmental Coalition, Inc. v. Castle, specifically alleges that the West Virginia Department of Environmental Protection has violated its non-discretionary duty to require all surface and underground mining permit applications to include certain stream flow and water quality data and an analysis of the probable hydrologic consequences of the proposed mine, and that the West Virginia Department of Environmental Protection failed to conduct SMCRA-required cumulative hydrologic impacts analysis prior to issuing mining permits. The lawsuit also alleges that the Office of Surface Mining has a non-discretionary duty to apply the federal SMCRA law in West Virginia due to the deficiencies in the state program. In March 2001, the district court denied the plaintiff's motion for a preliminary injunction on its claims against the West Virginia Department of Environmental Protection. In September 2001, the district court denied a motion to dismiss for lack of jurisdiction filed by defendant Michael Callaghan, Secretary of the West Virginia Department of Environmental Protection. Callaghan filed an interlocutory appeal of this decision in October 2001. The Fourth Circuit Court of Appeals is awaiting briefing under an extended schedule in this case. If the plaintiffs are eventually successful in this lawsuit, the West Virginia Department of Environmental Protection will have to modify its procedures and requirements for the content and review of mining permit applications, or the federal government will be ordered to assume control over mining permits in West Virginia. Any of these changes are likely to increase the cost of preparing applications and the time required for their review, and may entail additional operating expenditures and, possibly, restrictions on operating.

     West Virginia SMCRA Bond Lawsuit. In November 2000, the West Virginia Highlands Conservancy filed a lawsuit in federal district court against the U.S. Department of Interior, the U.S. Office of Surface Mining and the West Virginia Department of Environmental Protection. The lawsuit, West Virginia Highlands Conservancy v. Norton, which seeks declaratory and injunctive relief, generally challenges the adequacy of the two-tier West Virginia alternative bond reclamation program. The first tier requires mine operators to post a bond of up to $5,000 per acre mined. The second tier creates a special reclamation fund which is funded by an assessment on mine operators of three cents per ton of coal mined. The West Virginia Highlands Conservancy claims that, individually and collectively, the alternative bond reclamation program has inadequate funds to cover the state's cost of conducting mining site reclamation for those sites where the mine operator has defaulted, or might default, on its reclamation obligations. Based upon the alleged inadequacy of the alternative bonding program, the lawsuit claims that the Department of the Interior and the Office of Surface Mining violated their obligations under SMCRA by either (1) not asserting federal control over the West Virginia SMCRA bonding program or (2) not revoking federal approval of the West Virginia SMCRA program and assuming control under SMCRA. The lawsuit also alleges that the West Virginia Department of Environmental Protection (1) failed to ensure that the state bonding program met certain minimum requirements and (2) improperly issued SMCRA permits without requiring mine operators to post sufficient reclamation bonds.

     In May 2001, the district court dismissed all claims against the West Virginia Department of Environmental Protection based upon the principle of sovereign immunity. The Office of Surface Mining, in June 2001, initiated formal administrative action against the West Virginia Department of Environmental Protection regarding the alleged deficiencies in the state bonding program.

     The current deficit will be eliminated through special reclamation taxes on clean coal production totaling fourteen cents per ton, of which seven cents is an additional temporary tax that will terminate in 39 months. The Office of Surface Mining has projected that these taxes will eliminate the deficit. These taxes and whatever other requirements may be adopted in the future by the advisory council will likely result in increases in the funds that mine operators are required to post in order to obtain permits and could result in further additional costs or fees related to the operation of a coal mine or the sale of coal. Any changes to the state reclamation bonding program could also complicate and protract the process of applying for and obtaining necessary permits. On June 25, 2002, the West Virginia Highlands Conservancy filed an amended complaint challenging the Office of Surface Mining's approval of the amendments to the West Virginia alternative bonding program.

     The district court entered a final order on January 9, 2003 denying the plaintiffs' motion for summary judgment on the issues raised in its complaint. The court also granted with four minor exceptions the motion for summary judgment filed by the Office of Surface Mining in support of its May 29 rule. Unless appealed and stayed, the Department for Environmental Protection will continue to administer its bonding program to address the deficiencies noted by OSM in its May 29, 2002 rule.

     Endangered Species. The federal Endangered Species Act and counterpart state legislation protects species threatened with possible extinction. Protection of endangered species may have the effect of prohibiting or delaying the Company from obtaining mining permits and may include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species. A number of species indigenous to the Company's properties are protected under the Endangered Species Act. Based on the species that have been identified to date and the current application of applicable laws and regulations, however, the Company does not believe there are any species protected under the Endangered Species Act that would materially and adversely affect its ability to mine coal from its properties in accordance with current mining plans.

     Other Environmental Laws Affecting the Company. The Company is required to comply with numerous other federal, state and local environmental laws in addition to those previously discussed. These additional laws include, for example, the Resource Conservation and Recovery Act, the Safe Drinking Water Act, the Toxic Substance Control Act and the Emergency Planning and Community Right-to-Know Act. The Company believes that it is in substantial compliance with all applicable environmental laws.

  COMPETITION -- EXCESS INDUSTRY CAPACITY

     The coal industry is intensely competitive, primarily as a result of the existence of numerous producers in the coal-producing regions in which the Company operates, and some of the Company's competitors may have greater financial resources. The Company competes with several major coal producers in the Central Appalachian and Powder River Basin areas. The Company also competes with a number of smaller producers in those and other market regions. The Company is also subject to the risk of reduced profitability as a result of excess industry capacity, which results in reduced coal prices.

  ELECTRIC INDUSTRY FACTORS; CUSTOMER CREDITWORTHINESS

     Demand for coal and the prices that the Company will be able to obtain for its coal are closely linked to coal consumption patterns of the domestic electric generation industry, which has accounted for approximately 90% of domestic coal consumption in recent years. These coal consumption patterns are influenced by factors beyond the Company's control, including the demand for electricity (which is dependent to a significant extent on summer and winter temperatures); government regulation; technological developments and the location, availability, quality and price of competing sources of coal; other fuels such as natural gas, oil and nuclear; and alternative energy sources such as hydroelectric power. Demand for the Company's low-sulfur coal and the prices that the Company will be able to obtain for it will also be affected by the price and availability of high-sulfur coal, which can be marketed in tandem with emissions allowances in order to meet federal Clean Air Act requirements. Any reduction in the demand for the Company's coal by the domestic electric generation industry may cause a decline in profitability.

     Electric utility deregulation is expected to provide incentives to generators of electricity to minimize their fuel costs and is believed to have caused electric generators to be more aggressive in negotiating prices with coal suppliers. Deregulation may have a negative effect on the Company's profitability to the extent it causes the Company's customers to be more cost-sensitive.

     In addition, the Company's ability to receive payment for coal sold and delivered depends on the creditworthiness of its customers. In general, the creditworthiness of the Company's customers has deteriorated. If such trends continue, the Company's acceptable customer base may be limited.

  RELIANCE ON AND TERMS OF LONG-TERM COAL SUPPLY CONTRACTS

     During 2002, sales of coal under long-term contracts, which are contracts with a term greater than 12 months, accounted for 84% of the Company's total revenues. The prices for coal shipped under these contracts may be below the current market price for similar type coal at any given time. As a consequence of the substantial volume of its sales which are subject to these long-term agreements, the Company has less coal available with which to capitalize on stronger coal prices if and when they arise. In addition, because long-term contracts typically allow the customer to elect volume flexibility, the Company's ability to realize the higher prices that may be available in the spot market may be restricted when customers elect to purchase higher volumes under such contracts, or the Company's exposure to market-based pricing may be increased should customers elect to purchase fewer tons. The increasingly short terms of sales contracts and the consequent absence of price adjustment provisions in such contracts also make it more likely that inflation related increases in mining costs during the contract term will not be recovered by the Company.

  RESERVE DEGRADATION AND DEPLETION

     The Company's profitability depends substantially on its ability to mine coal reserves that have the geological characteristics that enable them to be mined at competitive costs. Replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. The Company has in the past acquired and will in the future acquire, coal reserves for its mine portfolio from third parties. The Company may not be able to accurately assess the geological characteristics of any reserves that it acquires, which may adversely affect the profitability and financial condition of the Company. Exhaustion of reserves at particular mines can also have an adverse effect on operating results that is disproportionate to the percentage of overall production represented by such mines. Mingo Logan's Mountaineer Mine is estimated to exhaust its longwall mineable reserves in 2006. The Mountaineer Mine generated $33.7 million and $36.7 million of the Company's total operating income in the year ended 2002 and 2001, respectively.

  POTENTIAL FLUCTUATIONS IN OPERATING RESULTS -- FACTORS ROUTINELY AFFECTING RESULTS OF OPERATIONS

     The Company's mining operations are inherently subject to changing conditions that can affect levels of production and production costs at particular mines for varying lengths of time and can result in decreases in profitability. Weather conditions, equipment replacement or repair, fuel prices, fires, variations in coal seam thickness, amounts of overburden rock and other natural materials, and other geological conditions have had, and can be expected in the future to have, a significant impact on operating results. A prolonged disruption of production at any of the Company's principal mines, particularly its Mingo Logan operation in West Virginia or Black Thunder mine in Wyoming, would result in a decrease, which could be material, in the Company's revenues and profitability. Other factors affecting the production and sale of the Company's coal that could result in decreases in its profitability include: (i) expiration or termination of, or sales price redeterminations or suspension of deliveries under, coal supply agreements; (ii) disruption or increases in the cost of transportation services; (iii) changes in laws or regulations, including permitting requirements; (iv) litigation; (v) work stoppages or other labor difficulties; (vi) mine worker vacation schedules and related maintenance activities; and (vii) changes in coal market and general economic conditions.

  TRANSPORTATION

     The coal industry depends on rail, trucking and barge transportation to deliver shipments of coal to customers, and transportation costs are a significant component of the total cost of supplying coal. Disruption of these transportation services could temporarily impair the Company's ability to supply coal to its customers. Increases in transportation costs, or changes in such costs relative to transportation costs for coal produced by its competitors or for other fuels, could have an adverse effect on the Company's business and results of operations.

  RESERVES -- TITLE

     The Company bases its reserve information on geological data assembled and analyzed by its staff which includes various engineers and geologists, and outside firms. The reserve estimates are annually updated to reflect production of coal from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities of recoverable reserves, including many factors beyond the control of the Company. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, such as geological and mining conditions which may not be fully identified by available exploration data or may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies, and assumptions concerning coal prices, operating costs, severance and excise taxes, development costs, and reclamation costs, all of which may cause estimates to vary considerably from actual results.

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

     The Company continually seeks to expand its operations and coal reserves in the regions in which it operates through acquisitions of businesses and assets. Acquisition transactions involve various inherent risks, such as assessing the value, strengths, weaknesses, contingent and other liabilities, and potential profitability of acquisition or other transaction candidates; the potential loss of key personnel of an acquired business; the ability to achieve identified operating and financial synergies anticipated to result from an acquisition or other transaction; and unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition or other transaction. Any one or more of these factors could impair the Company's ability to realize the benefits anticipated to result from the acquisition of businesses or assets.

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

     In connection with the Company's June 1, 1998 acquisition of Atlantic Richfield Company's ("ARCO") coal operations, the Company entered into an agreement under which it agreed to indemnify ARCO against specified tax liabilities in the event that these liabilities arise as a result of certain actions taken prior to June 1, 2013, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western, or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the acquisition. ARCO was acquired by BP Amoco in 2000. Depending on the time at which any such indemnification obligation were to arise, it could impact the Company's profitability for the period in which it arises.

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

CRITICAL ACCOUNTING POLICIES

     The Company's financial statements are prepared in accordance with accounting principles that are generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Additionally, these estimates and judgments are discussed with the Company's audit committee on a periodic basis. Actual results may differ from the estimates used under different assumptions or conditions. Note 1 to the Consolidated Financial Statements provides a description of all significant accounting policies. We believe that of these significant accounting policies, the following may involve a higher degree of judgment or complexity:

  ACCRUED RECLAMATION AND MINE CLOSURE COSTS

     The federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes require that mine property be restored in accordance with specified standards and an approved reclamation plan. Significant reclamation activities include reclaiming refuse and slurry ponds, reclaiming the pit and support acreage at surface mines, and sealing portals at deep mines. The Company accrues for the cost of final mine closure reclamation over the estimated useful mining life of the property. The Company determines the total amount to be accrued on a mine-by-mine basis based upon current permit requirements and various estimates and assumptions, including estimates of disturbed acreage, cost estimates, and assumptions regarding productivity. Estimates of disturbed acreage are determined based on engineering data. Cost estimates are based upon historical internal or third-party costs, depending on how the work is expected to be performed. Productivity assumptions are based on historical experience with the equipment that is expected to be utilized in the reclamation activities. On at least an annual basis, the Company reviews its entire reclamation liability and makes necessary adjustments for permit changes as granted by state authorities, additional costs resulting from accelerated mine closures, and revisions to cost estimates and productivity assumptions, to reflect current experience. At December 31, 2002 and 2001, the Company had recorded reclamation and mine closure liabilities of $137.7 million and $129.4 million, respectively. While the precise amount of these future costs cannot be determined with certainty, as of December 31, 2002, we estimate that the aggregate cost of final mine closure is approximately $292.2 million.

     Effective January 1, 2003, the Company adopted FAS 143, Accounting for Asset Retirement Obligations, which significantly changes the way in which the Company accounts for its reclamation and mine closure liabilities. The statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. See further discussion regarding the impact of adoption of FAS 143 in Note 1 to the Consolidated Financial Statements.

  EMPLOYEE BENEFIT PLANS

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

     Various actuarial assumptions are required to determine the amounts reported as obligations and costs related to the pension and postretirement benefit plans. These assumptions include the discount rate, future cost trend rates and future rates of return for pension plan assets. Each of these assumptions is discussed further below:

     - The discount rate assumption reflects the rates available on high-quality fixed-income debt instruments at year end.

     - Future cost trend rates include the rate of compensation increase for the pension obligation and the health care cost trend rate for other postretirement benefit obligations. The rate of compensation increase is determined based upon the Company's long-term plans for such increases. The health care cost trend rate is determined based upon the Company's own historical trends for health care costs as well as external data regarding such costs.

     - Assumptions regarding future rates of return for pension plan assets are based on long-term historical actual return information for the mix of investments that comprise plan assets, and future estimates of long-term investment returns.

     Due to changes in these and other assumptions, the Company expects that expenses in 2003 related to its pension and postretirement plans will increase by approximately $32 million as compared to expenses incurred in 2002.

  INCOME TAXES

     The Company records deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of assets and liabilities. A valuation allowance is recorded to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowance, the Company takes into account the level of expected future taxable income and available tax planning strategies. If future taxable income was lower than expected or if expected tax planning strategies were not available as anticipated, the Company may record additional valuation allowance through income tax expense in the period such determination was made.

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Arch Coal, Inc.

     We have audited the accompanying consolidated balance sheets of Arch Coal, Inc. and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above (appearing on pages II-28 to II-59 of this annual report) present fairly, in all material respects, the consolidated financial position of Arch Coal, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for derivatives and hedging activities effective January 1, 2001.

                                          /s/ ERNST & YOUNG LLP
                                          ERNST & YOUNG LLP

St. Louis, Missouri
January 22, 2003

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


/s/ STEVEN F. LEER                                         /s/ ROBERT J. MESSEY
STEVEN F. LEER                                             ROBERT J. MESSEY
President and Chief Executive Officer                      Senior Vice President and Chief Financial Officer

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------------
                                                             2002             2001             2000
                                                        --------------   --------------   --------------
                                                        (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)
REVENUES
  Coal sales..........................................    $1,473,558       $1,403,370       $1,342,171
  Income from equity investments......................        10,092           26,250           12,837
  Other revenues......................................        50,489           59,108           49,613
                                                          ----------       ----------       ----------
                                                           1,534,139        1,488,728        1,404,621
                                                          ----------       ----------       ----------
COSTS AND EXPENSES
  Cost of coal sales..................................     1,412,541        1,336,788        1,237,378
  Selling, general and administrative expenses........        40,019           43,834           38,887
  Amortization of coal supply agreements..............        22,184           27,460           39,803
  Other expenses......................................        30,118           18,190           14,569
                                                          ----------       ----------       ----------
                                                           1,504,862        1,426,272        1,330,637
                                                          ----------       ----------       ----------
Income from operations................................        29,277           62,456           73,984
                                                          ----------       ----------       ----------
Interest expense, net:
  Interest expense....................................       (51,922)         (64,211)         (92,132)
  Interest income.....................................         1,083            4,264            1,412
                                                          ----------       ----------       ----------
                                                             (50,839)         (59,947)         (90,720)
                                                          ----------       ----------       ----------
Income (loss) before income taxes.....................       (21,562)           2,509          (16,736)
Benefit from income taxes.............................       (19,000)          (4,700)          (4,000)
                                                          ----------       ----------       ----------
NET INCOME (LOSS).....................................    $   (2,562)      $    7,209       $  (12,736)
                                                          ==========       ==========       ==========
Basic and diluted earnings (loss) per common share....    $     (.05)      $      .15       $     (.33)
                                                          ==========       ==========       ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 2002          2001
                                                              -----------   -----------
                                                              (IN THOUSANDS OF DOLLARS
                                                                 EXCEPT SHARE DATA)
                                        ASSETS
Current assets
  Cash and cash equivalents.................................  $    9,557    $    6,890
  Trade accounts receivable.................................     135,903       149,956
  Other receivables.........................................      30,927        32,303
  Inventories...............................................      66,799        60,133
  Prepaid royalties.........................................       4,971         1,997
  Deferred income taxes.....................................      27,775        23,840
  Other.....................................................      15,781        14,337
                                                              ----------    ----------
       Total current assets.................................     291,713       289,456
                                                              ----------    ----------
Property, plant and equipment
  Coal lands and mineral rights.............................   1,075,343     1,141,768
  Plant and equipment.......................................   1,048,605     1,013,220
  Deferred mine development.................................     159,901       125,888
                                                              ----------    ----------
                                                               2,283,849     2,280,876
Less accumulated depreciation, depletion and amortization...    (998,881)     (884,090)
                                                              ----------    ----------
       Property, plant and equipment, net...................   1,284,968     1,396,786
                                                              ----------    ----------
Other assets
  Prepaid royalties.........................................      51,078        35,216
  Coal supply agreements....................................      59,240        81,424
  Deferred income taxes.....................................     221,116       195,411
  Equity investments........................................     231,551       170,686
  Other.....................................................      43,142        34,580
                                                              ----------    ----------
       Total other assets...................................     606,127       517,317
                                                              ----------    ----------
       Total assets.........................................  $2,182,808    $2,203,559
                                                              ==========    ==========

                         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accounts payable..........................................  $  113,527    $   99,081
  Accrued expenses..........................................     133,287       134,062
  Current portion of debt...................................       7,100         6,500
                                                              ----------    ----------
       Total current liabilities............................     253,914       239,643
Long-term debt..............................................     740,242       767,355
Accrued postretirement benefits other than pension..........     324,539       326,098
Accrued reclamation and mine closure........................     130,097       123,761
Accrued workers' compensation...............................      80,985        78,768
Accrued pension cost........................................          --        22,539
Obligations under capital leases............................          --         8,210
Other noncurrent liabilities................................     118,168        66,443
                                                              ----------    ----------
       Total liabilities....................................   1,647,945     1,632,817
                                                              ----------    ----------
Stockholders' equity
  Common stock, $.01 par value, authorized 100,000,000
     shares, issued 52,791,370 and 52,709,916 shares........         527           527
  Paid-in capital...........................................     835,763       835,427
  Retained deficit..........................................    (253,943)     (239,336)
  Less treasury stock, at cost, 357,200 shares..............      (5,047)       (5,047)
  Accumulated other comprehensive loss......................     (42,437)      (20,829)
                                                              ----------    ----------
       Total stockholders' equity...........................     534,863       570,742
                                                              ----------    ----------
       Total liabilities and stockholders' equity...........  $2,182,808    $2,203,559
                                                              ==========    ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      THREE YEARS ENDED DECEMBER 31, 2002

                                                                                         ACCUMULATED
                                                            RETAINED                        OTHER
                                        COMMON   PAID-IN    EARNINGS      TREASURY      COMPREHENSIVE
                                        STOCK    CAPITAL    (DEFICIT)   STOCK AT COST       LOSS         TOTAL
                                        ------   --------   ---------   -------------   -------------   --------
                                               (IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE DATA)
BALANCE AT JANUARY 1, 2000............   $397    $473,335   $(213,466)    $(18,971)       $     --      $241,295
  Net loss............................                        (12,736)                                   (12,736)
  Dividends paid ($.23 per share).....                         (8,778)                                    (8,778)
  Issuance of 8,705 shares of common
    stock under the stock incentive
    plan..............................                 93                                                     93
                                         ----    --------   ---------     --------        --------      --------
BALANCE AT DECEMBER 31, 2000..........    397     473,428    (234,980)     (18,971)             --       219,874
  Comprehensive income
    Net income........................                          7,209                                      7,209
    Minimum pension liability
      adjustment......................                                                      (2,851)       (2,851)
    Unrealized losses on
      derivatives.....................                                                     (17,978)      (17,978)
                                                                                                        --------
  Total comprehensive loss............                                                                   (13,620)
  Dividends paid ($.23 per share).....                        (11,565)                                   (11,565)
  Issuance of 14,094,997 shares of
    common stock (including 1,541,146
    shares held in treasury) pursuant
    to public offerings...............    126     353,088                   18,971                       372,185
  Issuance of 441,732 shares of common
    stock under the stock incentive
    plan..............................      4       8,911                                                  8,915
  Treasury stock purchases of 357,200
    shares of common stock............                                      (5,047)                       (5,047)
                                         ----    --------   ---------     --------        --------      --------
BALANCE AT DECEMBER 31, 2001..........    527     835,427    (239,336)      (5,047)        (20,829)      570,742
  COMPREHENSIVE INCOME
    NET LOSS..........................                         (2,562)                                    (2,562)
    MINIMUM PENSION LIABILITY
      ADJUSTMENT......................                                                     (16,416)      (16,416)
    UNREALIZED LOSSES ON
      DERIVATIVES.....................                                                      (5,192)       (5,192)
                                                                                                        --------
  TOTAL COMPREHENSIVE LOSS............                                                                   (24,170)
  DIVIDENDS PAID ($.23 PER SHARE).....                        (12,045)                                   (12,045)
  ISSUANCE OF 81,454 SHARES OF COMMON
    STOCK UNDER THE STOCK INCENTIVE
    PLAN..............................                336                                                    336
                                         ----    --------   ---------     --------        --------      --------
BALANCE AT DECEMBER 31, 2002..........   $527    $835,763   $(253,943)    $ (5,047)       $(42,437)     $534,863
                                         ====    ========   =========     ========        ========      ========

   The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,
                                                           ---------------------------------
                                                             2002        2001        2000
                                                           ---------   ---------   ---------
                                                               (IN THOUSANDS OF DOLLARS)
OPERATING ACTIVITIES
Net income (loss)........................................  $  (2,562)  $   7,209   $ (12,736)
Adjustments to reconcile to cash provided by operating
  activities:
  Depreciation, depletion and amortization...............    174,752     177,504     201,512
  Prepaid royalties expensed.............................      8,503       7,274       7,322
  Net gain on disposition of assets......................       (751)    (14,627)    (20,444)
  Income from equity investments.........................    (10,092)    (26,250)    (12,837)
  Net distributions from equity investments..............     17,121      42,219      23,897
  Changes in operating assets and liabilities............     (6,181)    (38,535)    (29,420)
  Other..................................................     (4,373)     (9,133)    (21,522)
                                                           ---------   ---------   ---------
     Cash provided by operating activities...............    176,417     145,661     135,772
                                                           ---------   ---------   ---------
INVESTING ACTIVITIES
  Additions to property, plant and equipment.............   (137,089)   (123,414)   (115,080)
  Proceeds from sale of units of Natural Resource
     Partners, LP........................................     33,603          --          --
  Proceeds from coal supply agreements...................         --          --       8,512
  Additions to prepaid royalties.........................    (27,339)    (24,725)    (25,774)
  Proceeds from disposition of property, plant and
     equipment...........................................      2,522      18,930      24,846
                                                           ---------   ---------   ---------
     Cash used in investing activities...................   (128,303)   (129,209)   (107,496)
                                                           ---------   ---------   ---------
FINANCING ACTIVITIES
  Payments on revolver and lines of credit...............    (26,513)   (241,940)    (30,198)
  Net payments on term loans.............................         --    (135,000)         --
  Debt financing costs...................................     (8,228)         --          --
  Proceeds from sale and leaseback of equipment..........      9,213          --      13,352
  Reductions of obligations under capital lease..........     (8,210)     (3,138)         --
  Dividends paid.........................................    (12,045)    (11,565)     (8,778)
  Proceeds from sale of common stock.....................        336     381,100          93
  Purchases of treasury stock............................         --      (5,047)         --
                                                           ---------   ---------   ---------
     Cash used in financing activities...................    (45,447)    (15,590)    (25,531)
                                                           ---------   ---------   ---------
     Increase in cash and cash equivalents...............      2,667         862       2,745
  Cash and cash equivalents, beginning of year...........      6,890       6,028       3,283
                                                           ---------   ---------   ---------
  Cash and cash equivalents, end of year.................  $   9,557   $   6,890   $   6,028
                                                           =========   =========   =========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the year for interest.................  $  51,695   $  71,612   $  85,339
  Cash received during the year for income tax refunds...  $  (3,115)  $  (5,548)  $  (1,316)

   The accompanying notes are an integral part of the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)

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

     The membership interests in Canyon Fuel Company, LLC ("Canyon Fuel") are owned 65% by the Company and 35% by a subsidiary of ITOCHU Corporation, a Japanese corporation. The agreement which governs the management and operations of Canyon Fuel provides for a Management Board to manage its business and affairs. Generally, the Management Board acts by affirmative vote of the representatives of the members holding more than 50% of the membership interests. However, significant participation rights require either the unanimous approval of the members or the approval of representatives of members holding more than 70% of the membership interests. Those matters which are considered significant participation rights include the following:

     - approval of the annual business plan;

     - approval of significant capital expenditures;

     - approval of significant coal sales contracts;

     - approval of the institution of, or the settlement of litigation;

     - approval of incurrence of indebtedness;

     - approval of significant mineral reserve leases;

     - selection and removal of the CEO, CFO, or General Counsel;

     - approval of any material change in the business of Canyon Fuel;

     - approval of any disposition whether by sale, exchange, merger, consolidation, license or otherwise, and whether directly or indirectly, of all or any portion of the assets of Canyon Fuel other than in the ordinary course of business; and

     - approval of request that a member provide additional services to Canyon Fuel.

     The Canyon Fuel agreement also contains various restrictions on the transfer of membership interests in Canyon Fuel. As a result of these super-majority voting rights, the Company's 65% ownership of Canyon Fuel is accounted for on the equity method in the consolidated financial statements. Income from Canyon Fuel is reflected in the Consolidated Statements of Operations as income from equity investments. (See additional discussion in "Investment in Canyon Fuel" in Note 4.)

     The Company owns 34% of the limited partnership units of Natural Resource Partners, LP (NRP) and 42.25% of the general partner interest. The Company's investment in NRP is accounted for on the equity method in the consolidated financial statements. (See additional discussion in "Investment in Natural Resource Partners" in Note 5.)

     The Company's 17.5% partnership interest in Dominion Terminal Associates is accounted for on the equity method in the consolidated balance sheets. Allocable costs of the partnership for coal loading and storage are included in other expenses in the consolidated statements of operations.

  ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are stated at cost. Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.

  ALLOWANCE FOR UNCOLLECTIBLE RECEIVABLES

     The Company maintains allowances to reflect the expected uncollectability of its trade accounts receivable and other receivables based on past collection history, the economic environment and specified risks identified in the receivables portfolio. Allowances recorded at December 31, 2002 and 2001 were $3.9 million and $0.5 million, respectively.

  INVENTORIES

     Inventories consist of the following:

                                                                DECEMBER 31,
                                                              -----------------
                                                               2002      2001
                                                              -------   -------
Coal........................................................  $35,039   $28,165
Supplies, net of allowance..................................   31,760    31,968
                                                              -------   -------
                                                              $66,799   $60,133
                                                              =======   =======

     Coal and supplies inventories are valued at the lower of average cost or market. Coal inventory costs include labor, supplies, equipment costs and operating overhead. The Company has recorded a valuation allowance for slow-moving and obsolete supplies inventories of $17.5 million and $16.6 million at December 31, 2002 and 2001, respectively.

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

  COAL SUPPLY AGREEMENTS

     Acquisition costs allocated to coal supply agreements (sales contracts) are capitalized and amortized on the basis of coal to be shipped over the term of the contract. Value is allocated to coal supply agreements based on discounted cash flows attributable to the difference between the above-market contract price and the then-prevailing market price. Accumulated amortization for sales contracts was $191.0 million and $198.6 million at December 31, 2002 and 2001, respectively.

  EXPLORATION COSTS

     Costs related to locating coal deposits and determining the economic mineability of such deposits are expensed as incurred.

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost. Interest costs applicable to major asset additions are capitalized during the construction period. Expenditures which extend the useful lives of existing plant and equipment or increase the productivity of the asset are capitalized. Costs of purchasing rights to coal reserves and developing new mines, or significantly expanding the capacity of existing mines, are capitalized. These costs are amortized using the units-of-production method over the estimated recoverable reserves that are associated with the property being benefited. During 2002, all mineral reserves of the Company that are capitalized are being amortized on the units-of-production method through Company operations or through sublease transactions (for which the Company receives royalty revenue) except for a block of 197 million tons located adjacent to its Hobet 21 operations. The current value associated with this property is $178.7 million, which the Company plans to recover via mining operations in the future. Plant and equipment are depreciated principally on the straight-line method over the estimated useful lives of the assets, which range from three to 30 years except for preparation plants and loadouts. Preparation plants and loadouts are depreciated using the units-of-production method over the estimated recoverable reserves, subject to a minimum level of depreciation.

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

  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company utilizes derivative financial instruments in the management of its interest rate and diesel fuel exposures. The Company does not use derivative financial instruments for trading or speculative purposes. The Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"), on January 1, 2001. FAS 133 requires all derivative financial instruments to be reported on the balance sheet at fair value. Changes in fair value are recognized either in earnings or equity, depending on the nature of the underlying exposure being hedged and how effective the derivatives are at offsetting price movements in the underlying exposure. All of the Company's existing derivative positions, which consist of interest rate swaps and heating oil swaps, qualified for cash flow hedge accounting under FAS 133 and are deemed to be effective for the variable-rate debt and diesel fuel purchases being hedged. Prior to the adoption of FAS 133, the fair values of the swap agreements were not recognized in the financial statements. Gains and losses on terminations of swap agreements that qualify as cash flow hedges are deferred on the balance sheets (in other long-term liabilities) and amortized as an adjustment to expense over the remaining original term of the terminated swap agreement.

     The Company evaluates all derivative instruments each quarter to determine that they are highly effective. Any ineffectiveness is recorded in the Consolidated Statements of Operations. Ineffectiveness for the year ended December 31, 2002 was $0.8 million and was recorded as a reduction of other expenses in the Consolidated Statements of Operations.

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

     The Company enters into heating oil swaps to eliminate volatility in the price to purchase diesel fuel for its operations. The swap agreements essentially fix the price paid for diesel fuel by requiring the Company to pay a fixed heating oil price and receive a floating heating oil price. The changes in the floating heating oil price highly correlate to changes in diesel fuel costs.

     The Company recorded the fair value of the derivative financial instruments on the balance sheet as an "other non-current liability" and recorded the unrealized loss, net of tax, in "accumulated other comprehensive loss." The adoption of FAS 133 had no impact on the Company's results of operations or cash flows.

  INCOME TAXES

     Deferred income taxes are based on temporary differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates for years during which taxes are expected to be paid or recovered.

  STOCK-BASED COMPENSATION

     These financial statements include the disclosure requirements of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation ("FAS 123"), as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure ("FAS 148"). With respect to accounting for its stock options, as permitted under FAS 123, the Company has retained the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related Interpretations. Had compensation expense for stock option grants been determined based on the fair value at the grant dates consistent with the method of FAS 123, the Company's net income (loss) and earnings (loss) per common share would have been changed to the pro forma amounts as indicated in the following table:

                                                              YEAR ENDED DECEMBER 31
                                                              ----------------------
                                                               2002    2001    2000
                                                              ------   ----   ------
As reported
  Net income (loss) (in millions)...........................  $ (2.6)  $7.2   $(12.7)
  Basic and diluted earnings (loss) per share...............    (.05)   .15     (.33)
Pro forma (unaudited)
  Net income (loss) (in millions)...........................  $(11.1)  $3.4   $(14.1)
  Basic and diluted earnings (loss) per share...............   (0.21)   .07     (.37)

  ACCOUNTING DEVELOPMENT

     Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("FAS 143"). The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at fair value at the time the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company anticipates that application of the new rules will result in a cumulative effect of adoption ranging from zero to a gain of $2 million, net of income taxes, in 2003.

     In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, Guarantors' Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The disclosure requirements of the interpretation are included in Note 20, "Commitments and Contingencies."

     In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The interpretation clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain types of entities. The Company does not expect the adoption of this interpretation to have a material impact on its financial statements.

2.  CHANGES IN ESTIMATES AND OTHER NON-RECURRING REVENUES AND EXPENSES

     During the year ended December 31, 2002, the Company settled certain coal contracts with a customer that was partially unwinding its coal supply position and desired to buy out of the remaining terms of those contracts. The settlements resulted in a pre-tax gain of $5.6 million, which was recognized in other revenues in the Consolidated Statements of Operations.

     The Company recognized a pre-tax gain of $4.6 million during the year ended December 31, 2002 as a result of a workers' compensation premium adjustment refund from the State of West Virginia. During 1998, the Company entered into the West Virginia workers' compensation plan at one of its subsidiary operations. The subsidiary paid standard base rates until the West Virginia Division of Workers' Compensation could determine the actual rates based on claims experience. Upon review, the Division of Workers' Compensation refunded $4.6 million in premiums, which was recognized as an adjustment to cost of coal sales in the Consolidated Statements of Operations.

     During the year ended December 31, 2002, the Company was notified by the Bureau of Land Management ("BLM") that it would receive a royalty rate reduction for certain tons mined at its West Elk location. The rate reduction applies to a specified number of tons beginning October 1, 2001 and ending no later than October 1, 2005. The retroactive portion of the refund totaled $3.3 million and has been recognized in 2002 as a reduction of cost of coal sales in the Consolidated Statements of Operations. Additionally, Canyon Fuel was notified by the BLM that it would receive a royalty rate reduction for certain tons mined at its Skyline mine. The rate reduction applies to certain tons mined from September 1, 2001 through September 1, 2006. The Company's portion of the retroactive refund was $1.1 million, and is reflected in 2002 as income from equity investments in the Consolidated Statements of Operations.

     The Company's operating results for the year ended December 31, 2001, reflect a $9.4 million insurance settlement as part of the Company's coverage under its property and business interruption policy. The insurance settlement represents the final settlement for losses incurred at the West Elk mine in Gunnison County, Colorado, which was idled from January 28, 2000 to July 12, 2000 following the detection of combustion-related gases. The results for the year ended December 31, 2000, reflect $31.0 million in partial insurance settlements associated with this event.

     During the year ended December 31, 2001, the Company reduced its reclamation liability resulting in a pre-tax gain of $7.5 million, of which $5.6 million was the result of permit revisions and the ultimate sale of the surface rights at its idle mine properties in Illinois, and $1.9 million was a result of estimate changes. Also, as a result of permit revisions at the idle mine properties in Illinois during the year ended December 31, 2000, the Company reduced its reclamation liability, resulting in a pre-tax gain of $7.8 million.

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

     During the year ended December 31, 2001, the Company received a state tax credit covering prior periods that resulted in a pre-tax gain of $7.4 million. As a result of several litigation settlements, the Company increased its litigation reserve during 2001, resulting in a pre-tax decrease in income of $5.6 million. The Company also increased its stock-based benefit program accruals for awards that met minimum performance levels to qualify for a payout. This resulted in a decrease in pre-tax income of $4.1 million during the year ended December 31, 2001. During 2001, Canyon Fuel, the Company's equity method investment, recognized recoveries of previously paid property taxes. The Company's share of these recoveries was $2.6 million and is reflected in income from equity investment on the Consolidated Statements of Operations for the year ending December 31, 2001. The Company recognized a $13.5 million pre-tax gain in 2001 and a $12.1 million pre-tax gain in 2000 primarily as a result of selling land.

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

3.  OTHER COMPREHENSIVE INCOME

     Other comprehensive income items under FAS 130, Reporting Comprehensive Income, are transactions recorded in stockholders' equity during the year, excluding net income and transactions with stockholders. Following are the items included in other comprehensive income (loss) and the related tax effects:

                                          FINANCIAL       MINIMUM PENSION      ACCUMULATED OTHER
                                         DERIVATIVES   LIABILITY ADJUSTMENTS   COMPREHENSIVE LOSS
                                         -----------   ---------------------   ------------------
Adoption (January 1, 2001)
  Pre-tax amount.......................   $ (7,910)          $     --               $ (7,910)
  Tax benefit..........................      3,085                 --                  3,085
                                          --------           --------               --------
  Net amount...........................     (4,825)                --                 (4,825)
2001
  Pre-tax amount.......................    (21,562)            (4,673)               (26,235)
  Tax benefit..........................      8,409              1,822                 10,231
                                          --------           --------               --------
  Net amount...........................    (13,153)            (2,851)               (16,004)
Total 2001
  Pre-tax amount.......................    (29,472)            (4,673)               (34,145)
  Tax benefit..........................     11,494              1,822                 13,316
                                          --------           --------               --------
Balance December 31, 2001..............    (17,978)            (2,851)               (20,829)
                                          --------           --------               --------
2002 ACTIVITY
  PRE-TAX AMOUNT.......................     (8,512)           (26,912)               (35,424)
  TAX BENEFIT..........................      3,320             10,496                 13,816
                                          --------           --------               --------
  NET AMOUNT...........................     (5,192)           (16,416)               (21,608)
                                          --------           --------               --------
BALANCE DECEMBER 31, 2002..............   $(23,170)          $(19,267)              $(42,437)
                                          ========           ========               ========

4.  INVESTMENT IN CANYON FUEL

     The following tables present unaudited, summarized financial information for Canyon Fuel, which is accounted for on the equity method.

  CONDENSED INCOME STATEMENT INFORMATION

                                                        YEAR ENDED DECEMBER 31,
                                                     ------------------------------
                                                       2002       2001       2000
                                                     --------   --------   --------
Revenues...........................................  $250,325   $301,909   $259,101
Total costs and expenses...........................   249,325    275,883    243,226
                                                     --------   --------   --------
Net income.........................................  $  1,000   $ 26,026   $ 15,875
                                                     ========   ========   ========
65% of Canyon Fuel net income......................  $    650   $ 16,917   $ 10,319
Effect of purchase adjustments.....................     7,124      9,333      2,518
                                                     --------   --------   --------
Arch Coal's income from its equity investment in
  Canyon Fuel......................................  $  7,774   $ 26,250   $ 12,837
                                                     ========   ========   ========

  CONDENSED BALANCE SHEET INFORMATION

                                                       DECEMBER 31, 2002
                                     ------------------------------------------------------
                                                      ARCH
                                                  OWNERSHIP OF
                                       CANYON     CANYON FUEL    ARCH PURCHASE
                                     FUEL BASIS      BASIS        ADJUSTMENTS    ARCH BASIS
                                     ----------   ------------   -------------   ----------
CURRENT ASSETS.....................   $ 64,365      $ 41,837       $ (2,493)      $ 39,344
NONCURRENT ASSETS..................    346,530       225,245        (68,357)       156,888
CURRENT LIABILITIES................     30,221        19,644             --         19,644
NONCURRENT LIABILITIES.............     25,135        16,338           (537)        15,801
                                      --------      --------       --------       --------
MEMBERS' EQUITY....................   $355,539      $231,100       $(70,313)      $160,787
                                      ========      ========       ========       ========

                                                       DECEMBER 31, 2001
                                     ------------------------------------------------------
                                                      ARCH
                                                  OWNERSHIP OF
                                       CANYON     CANYON FUEL    ARCH PURCHASE
                                     FUEL BASIS      BASIS        ADJUSTMENTS    ARCH BASIS
                                     ----------   ------------   -------------   ----------
Current assets.....................   $ 73,184      $ 47,570       $ (2,493)      $ 45,077
Noncurrent assets..................    362,124       235,381        (76,018)       159,363
Current liabilities................     29,530        19,195             --         19,195
Noncurrent liabilities.............     24,051        15,632         (1,073)        14,559
                                      --------      --------       --------       --------
Members' equity....................   $381,727      $248,124       $(77,438)      $170,686
                                      ========      ========       ========       ========

     The Company's income from its equity investment in Canyon Fuel represents 65% of Canyon Fuel's net income after adjusting for the effect of purchase adjustments related to its investment in Canyon Fuel. The Company's investment in Canyon Fuel reflects purchase adjustments primarily related to the reduction in amounts assigned to sales contracts, mineral reserves and other property, plant and equipment. The purchase adjustments are amortized consistent with the underlying assets of the joint venture. During 2001, in accordance with FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, Canyon Fuel wrote off its investment in LAXT, a coal terminal located in Los Angeles, resulting in a charge of $10.1 million. The Company did not value LAXT in its Canyon Fuel purchase allocation and, therefore, there was no impact of the charge on the Company's financial position.

5.  INVESTMENT IN NATURAL RESOURCE PARTNERS, L.P.

     During 2002, the Company contributed 454 million tons of coal reserves with a net book value of $84.9 million to Natural Resource Partners L.P. in exchange for 4.8 million of NRP's common limited partnership units, 4.8 million of NRP's subordinated limited partnership units, and 42.25% of NRP's general partner interest. Concurrent with the contribution, the Company entered into various leases with NRP for the right to mine approximately 57 million tons of the contributed reserves. No gain was recorded at the time of the contribution of the reserves and formation of NRP. The excess of the Company's percentage ownership of NRP's partners' equity over the Company's historical basis in the assets contributed to NRP (approximately $37.2 million at December 31, 2002) is being recognized as income from equity investment over the expected life of the reserves contributed to NRP.

     On October 17, 2002, the Company sold 1.9 million of its common limited partner units in a public offering for proceeds of $33.6 million. The gain on the sale of approximately $15.6 million was deferred and will be recognized over the term of the Company's lease with NRP. After the sale, the Company's remaining ownership interest in NRP is approximately 34% of NRP's total partners' equity.

     As of December 31, 2002, the unit price for NRP's common limited partnership units was $20.70. Based on this market price, the market value of the Company's investment is approximately $159.2 million.

     Income from the Company's equity investment in NRP represents the Company's share of NRP's earnings for the period from October 17, 2002 (the formation of NRP) through November 30, 2002. Financial information for NRP through December 31, 2002 was not available at the time that the Company released its financial results. As such, the Company will account for income from its investment in NRP on a one-month lag.

     Summarized financial information for NRP as of December 31, 2002 and for the period from October 17, 2002 through December 31, 2002 is as follows (in thousands):

Results of Operations
  Revenues..................................................  $ 13,893
  Income from operations....................................     6,615
  Net Income................................................     6,415
                                                              --------
Financial Position
  Total assets..............................................  $392,719
  Total liabilities.........................................    74,085
  Partners' equity..........................................   318,634
                                                              --------
Amounts recorded by the Company
  Equity investment in NRP..................................  $ 70,764
  Income from equity investment in NRP......................     2,318

6.  ACCRUED EXPENSES

     Accrued expenses included in current liabilities consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Payroll and related benefits................................  $ 25,823   $ 21,620
Taxes other than income taxes...............................    48,716     49,187
Postretirement benefits other than pension..................    24,090     22,526
Workers' compensation.......................................     9,497      9,907
Interest....................................................     5,904      5,676
Reclamation and mine closure................................     7,636      5,667
Other accrued expenses......................................    11,621     19,479
                                                              --------   --------
                                                              $133,287   $134,062
                                                              ========   ========

7.  INCOME TAXES

     Significant components of the provision (benefit) for income taxes are as follows:

                                                                DECEMBER 31,
                                                        ----------------------------
                                                          2002      2001      2000
                                                        --------   -------   -------
Current:
  Federal.............................................  $(21,646)  $(4,360)  $(4,882)
  State...............................................        --        --        --
                                                        --------   -------   -------
     Total current....................................   (21,646)   (4,360)   (4,882)
                                                        --------   -------   -------
Deferred:
  Federal.............................................     5,788     1,301     3,067
  State...............................................    (3,142)   (1,641)   (2,185)
                                                        --------   -------   -------
     Total deferred...................................     2,646      (340)      882
                                                        --------   -------   -------
                                                        $(19,000)  $(4,700)  $(4,000)
                                                        ========   =======   =======

     A reconciliation of the statutory federal income tax expense (benefit) on the Company's pretax income (loss) to the actual provision (benefit) for income taxes follows:

                                                                DECEMBER 31,
                                                        ----------------------------
                                                          2002      2001      2000
                                                        --------   -------   -------
Income tax expense (benefit) at statutory rate........  $ (7,547)  $   943   $(5,858)
Percentage depletion allowance........................   (21,366)   (7,561)   (9,063)
State taxes, net of effect of federal taxes...........    (4,585)   (1,067)   (1,797)
Change in valuation allowance.........................    25,880     1,863     5,515
AMT credits adjustment due to IRS exam................        --        --     6,704
Favorable tax settlement..............................   (10,506)       --        --
Other, net............................................      (876)    1,122       499
                                                        --------   -------   -------
                                                        $(19,000)  $(4,700)  $(4,000)
                                                        ========   =======   =======

     During 2002, the Company received notice from the IRS that it will receive tax refunds of $3.6 million as a result of proposed adjustments to tax years 1997 and 1998. In addition, carryover adjustments have been allowed which will reduce the Company's 1999 and 2000 taxes paid by an additional $5.3 million. These favorable adjustments are primarily the result of revisions in the tax treatment of acquisitions made during the audit years. Tax refunds for 1999 and 2000 will not be realized until audits of those years have been completed.

     During 2000, the Company received notice from the IRS of their proposed adjustments for tax years 1995 and 1996. The Company paid $4.7 million during the first quarter of 2001, which was charged against previously recorded reserves to partially settle the audit. During 2002, the Company settled the remaining portion of the audit by paying $0.6 million and receiving $0.6 million of additional AMT credits.

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

     Significant components of the Company's deferred tax assets and liabilities that result from carryforwards and temporary differences between the financial statement basis and tax basis of assets and liabilities are summarized as follows:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2002        2001
                                                              ---------   ---------
Deferred tax assets:
  Postretirement benefits other than pension................  $ 134,957   $ 134,708
  Alternative minimum tax credit carryforward...............    102,336      88,508
  Workers' compensation.....................................     34,119      30,643
  Reclamation and mine closure..............................     22,455      20,747
  Net operating loss carryforwards..........................     61,388      28,121
  Plant and equipment.......................................      3,895       1,541
  Advance royalties.........................................     14,924      20,020
  Other comprehensive income................................     27,131      13,316
  Other.....................................................     32,549      41,595
                                                              ---------   ---------
     Gross deferred tax assets..............................    433,754     379,199
  Valuation allowance.......................................   (145,603)   (119,723)
                                                              ---------   ---------
     Total deferred tax assets..............................    288,151     259,476
                                                              ---------   ---------
Deferred tax liabilities:
  Leases....................................................      4,275       5,172
  Coal supply agreements....................................      5,226       3,804
  Other.....................................................     29,759      31,249
                                                              ---------   ---------
     Total deferred tax liabilities.........................     39,260      40,225
                                                              ---------   ---------
       Net deferred tax asset...............................    248,891     219,251
     Less current asset.....................................     27,775      23,840
                                                              ---------   ---------
       Long-term deferred tax asset.........................  $ 221,116   $ 195,411
                                                              =========   =========

     The Company has a net operating loss carryforward for regular income tax purposes of $61.4 million which will expire in the years 2007 to 2022. The Company has an alternative minimum tax credit carryforward of $102.3 million, which may carry forward indefinitely to offset future regular tax in excess of alternative minimum tax.

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

                                                                2002       2001
                                                              --------   --------
Unrealized future deductible temporary differences..........  $102,367   $ 78,744
Unutilized alternative minimum tax credits..................    43,236     40,979
                                                              --------   --------
  Valuation Allowance at December 31........................  $145,603   $119,723
                                                              ========   ========

8.  DEBT AND FINANCING ARRANGEMENTS

     Debt consists of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Indebtedness to banks under lines of credit (weighted
  average rate at December 31, 2001 -- 2.88%)...............  $     --   $ 13,500
Indebtedness to banks under revolving credit agreement,
  expiring April 18, 2007 (weighted average rate at December
  31, 2002 -- 3.18%; December 31, 2001 -- 2.87%)............    65,000     80,000
Variable rate non-amortizing term loan due April 18, 2007
  (weighted average rate at December 31, 2002 -- 4.37%).....   150,000         --
Variable rate non-amortizing term loan due April 18, 2008
  (weighted average rate at December 31, 2002 -- 4.60%).....   525,000         --
Variable rate non-amortizing term loan due May 31, 2003
  (weighted average rate at December 31, 2001 -- 3.25%).....        --    675,000
Other.......................................................     7,342      5,355
                                                              --------   --------
                                                               747,342    773,855
Less current portion........................................     7,100      6,500
                                                              --------   --------
Long-term debt..............................................  $740,242   $767,355
                                                              ========   ========

     On April 18, 2002, the Company and Arch Western completed a refinancing of their existing credit facilities. The new credit facilities include five- and six-year non-amortizing term loans totaling $675.0 million at Arch Western and a five-year revolving credit facility totaling $350.0 million for the Company. The five-year non-amortizing term loan at Arch Western is for $150.0 million and the six-year non-amortizing term loan is for $525.0 million. The rate of interest on borrowings under both of the credit facilities is a floating rate based on LIBOR. The Company's credit facility is secured by ownership interests in substantially all of its subsidiaries, except its ownership interests in Arch Western and its subsidiaries. The Arch Western credit facility is secured by its ownership interests in substantially all of its subsidiaries, but is not guaranteed by the Company. At December 31, 2002, the Company had $42.6 million in letters of credit outstanding which, when combined with outstanding borrowings under the revolver, resulted in $242.4 million of unused borrowings under the revolver. Financial covenant requirements may restrict the amount of unused capacity available to the Company for borrowings and letters of credit. The Company also periodically establishes uncommitted lines of credit with banks. These agreements generally provide for short-term borrowings at market rates. At December 31, 2002, there were $20.0 million of such agreements in effect, of which none were outstanding. Aggregate required maturities of debt are $7.1 million in 2003, $0.2 million in 2004, none in 2005 and 2006, $215.0 million in 2007 and $525.0 million thereafter.

     Terms of the Company's credit facilities and leases contain financial and other covenants that limit the ability of the Company to, among other things, effect acquisitions or dispositions and borrow additional funds and require the Company to, among other things, maintain various financial ratios and comply with various other financial covenants. In addition, the covenants require the pledging of assets to collateralize the term loans and the Company's revolving credit facility. The assets pledged include equity interests in wholly-owned subsidiaries, certain real property interests, accounts receivable and inventory of the Company. Failure by the Company to comply with such covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on the Company. The Company was in compliance with these financial covenants at December 31, 2002.

     The Company enters into interest-rate swap agreements to modify the interest characteristics of the Company's outstanding debt. At December 31, 2002, the Company had interest-rate swap agreements having a total notional value of $525.0 million, including $250.0 million for which the fixed rate becomes effective as of October 2003. These swap agreements are used to convert variable-rate debt to fixed-rate debt. Under these swap agreements, the Company pays a weighted-average fixed rate of 5.74% (before the credit spread over LIBOR) and is receiving a weighted-average variable rate based upon 30-day and 90-day LIBOR. At December 31, 2002, the remaining terms of the swap agreements ranged from 32 to 57 months.

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

          Interest rate swaps: The fair values of interest rate swaps are based on quoted prices, which reflect the present value of the difference between estimated future amounts to be paid and received. At December 31, 2002 and 2001 the fair value of these swaps are liabilities of $37.4 million and $24.6 million, respectively.

          Heating oil swaps: The fair values of heating oil swaps are based on quoted prices. The fair value of these swaps are an asset of $0.3 million at December 31, 2002 and a liability of $2.7 million at December 31, 2001.

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

                                                         2002      2001      2000
                                                        -------   -------   -------
Self-insured black lung benefits:
  Service cost........................................  $   916   $ 1,090   $ 1,273
  Interest cost.......................................    3,060     2,777     3,620
  Net amortization and deferral.......................     (639)   (1,537)   (1,486)
                                                        -------   -------   -------
                                                          3,337     2,330     3,407
Other workers' compensation benefits..................    9,038    12,221     6,942
                                                        -------   -------   -------
                                                        $12,375   $14,551   $10,349
                                                        =======   =======   =======

     Payments for workers' compensation were $9.9 million, $14.5 million and $23.2 million in the years ended December 31, 2002, 2001, and 2000, respectively. The actuarial assumptions used in the determination of black lung benefits included a discount rate of 7.00% as of December 31, 2002 (7.50% and 7.75% as of December 31, 2001 and 2000, respectively) and a black lung benefit cost escalation rate of 4% in each year. As discussed in Note 2, the Company recognized a pre-tax gain of $4.6 million in 2002 as a result of a workers' compensation premium adjustment refund from the State of West Virginia.

     In 2000, the Company settled several of its mining operations' self-insured workers' compensation and black lung liabilities with the State of West Virginia resulting in pre-tax gains of $21.8 million. This was partially offset in 2000 by adjustments to other workers' compensation liabilities resulting from changes in estimates which caused increases to the liability of $13.5 million. The net workers' compensation adjustment was a pre-tax gain of $8.3 million.

     Summarized below is information about the amounts recognized in the consolidated balance sheets for workers' compensation benefits:

                                                                DECEMBER 31,
                                                              -----------------
                                                               2002      2001
                                                              -------   -------
Actuarial present value for self-insured black lung:
  Benefits contractually recoverable from others............  $ 1,230   $ 1,942
  Benefits for Company employees............................   45,626    37,862
                                                              -------   -------
  Accumulated black lung benefit obligation.................   46,856    39,804
  Unrecognized net gain (loss)..............................     (680)    5,145
                                                              -------   -------
                                                               46,176    44,949
Traumatic and other workers' compensation...................   44,306    43,726
                                                              -------   -------
Accrued workers' compensation...............................   90,482    88,675
Less amount included in accrued expenses....................    9,497     9,907
                                                              -------   -------
                                                              $80,985   $78,768
                                                              =======   =======

     Receivables related to benefits contractually recoverable from others of $1.2 million in 2002 and $1.9 million in 2001 are recorded in other long-term assets.

11.  ACCRUED RECLAMATION AND MINE CLOSING COSTS

     The federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes require that mine property be restored in accordance with specified standards and an approved reclamation plan. The Company accrues for the costs of final mine closure reclamation over the estimated useful mining life of the property. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Other costs of final mine closure common to both types of mining are related to reclaiming refuse and slurry ponds. The Company also accrues for significant reclamation that is completed during the mining process prior to final mine closure. The establishment of the final mine closure reclamation liability and the other ongoing reclamation liability is based upon permit requirements and requires various estimates and assumptions, principally associated with costs and productivities. The Company accrued $11.9 million, $10.8 million and $10.4 million in 2002, 2001 and 2000, respectively, for current and final mine closure reclamation, excluding reclamation recosting adjustments identified below. Cash payments for final mine closure reclamation and current disturbances approximated $3.9 million, $8.7 million and $18.2 million for 2002, 2001 and 2000, respectively. Periodically, the Company reviews its entire environmental liability and makes necessary adjustments for permit changes as granted by state authorities, additional costs resulting from accelerated mine closures, and revisions to costs and productivities, to reflect current experience. These recosting adjustments are recorded in cost of coal sales. Adjustments included a net increase in the liability of $0.1 million in 2002 and a net decrease in the liability of $7.5 million and $9.2 million in 2001 and 2000, respectively. The Company's management believes it is making adequate provisions for all expected reclamation and other costs associated with mine closures.

     As discussed in Note 1, in 2003, the Company will begin accounting for its final mine closure reclamation liabilities in accordance with FAS 143.

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

                                                                        OTHER
                                          PENSION BENEFITS     POSTRETIREMENT BENEFITS
                                         -------------------   ------------------------
                                           2002       2001        2002          2001
                                         --------   --------   -----------   ----------
                                                         (IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATIONS
  Benefit obligations at January 1.....  $155,633   $139,064    $ 337,805     $299,432
  Service cost.........................     8,031      7,542        2,903        2,028
  Interest cost........................    11,268     10,472       24,265       23,623
  Benefits paid........................   (10,703)   (10,390)     (23,992)     (22,846)
  Plan amendments......................        --        (11)          --           --
  Other-primarily actuarial (gain)
     loss..............................     2,578      8,956      111,495       35,568
                                         --------   --------    ---------     --------
  Benefit obligations at December 31...  $166,807   $155,633    $ 452,476     $337,805
                                         --------   --------    ---------     --------
CHANGE IN PLAN ASSETS
  Value of plan assets at January 1....  $119,889   $138,864    $      --     $     --
  Actual return on plan assets.........   (12,806)    (9,254)          --           --
  Employer contributions...............    19,215        669       23,992       22,846
  Benefits paid........................   (10,703)   (10,390)     (23,992)     (22,846)
                                         --------   --------    ---------     --------
  Value of plan assets at December
     31................................  $115,595   $119,889    $      --     $     --
                                         --------   --------    ---------     --------
FUNDED STATUS OF THE PLANS
  Accumulated obligations less plan
     assets............................  $ 51,212   $ 35,744    $ 452,476     $337,805
  Unrecognized actuarial gain (loss)...   (42,305)   (14,743)    (112,115)         413
  Unrecognized net transition asset....        94        293           --           --
  Unrecognized prior service gain......     1,413      1,656        8,268       10,406
                                         --------   --------    ---------     --------
  Net liability recognized.............  $ 10,414   $ 22,950    $ 348,629     $348,624
                                         --------   --------    ---------     --------

                                                                        OTHER
                                          PENSION BENEFITS     POSTRETIREMENT BENEFITS
                                         -------------------   ------------------------
                                           2002       2001        2002          2001
                                         --------   --------   -----------   ----------
                                                         (IN THOUSANDS)
BALANCE SHEET AMOUNTS
  Intangible asset (Other assets)......  $   (627)  $   (741)   $      --     $     --
  Minimum pension liability adjustment
     (Other noncurrent liabilities)....   (29,929)    (2,758)          --           --
  Accrued benefit liabilities..........    40,970     26,449      348,629      348,624
                                         --------   --------    ---------     --------
  Net liability recognized.............    10,414     22,950      348,629      348,624
  Less current portion.................    10,414        411       24,090       22,526
                                         --------   --------    ---------     --------
  Long term liability..................  $     --   $ 22,539    $ 324,539     $326,098
                                         ========   ========    =========     ========

  OTHER POSTRETIREMENT BENEFITS

     The actuarial loss generated in 2002 resulted from: changes in expected claims experience, an increase in the expected health care cost trend rate, and a reduction in the discount rate.

     The actuarial loss generated in 2001 resulted from: changes in demographic information, a reduction in the discount rate and changes in mine life assumptions.

  PENSION BENEFITS

     The actuarial losses in the 2002 and 2001 pension benefit obligation resulted from changes in plan assumptions. The decrease in funded status in year 2002 resulted from decreased earnings on plan assets during the year, which also contributed to the increase in the unrecognized actuarial loss as compared to the prior year.

     The following table provides the assumptions used to develop net periodic benefit cost and the actuarial present value of projected benefit obligations.

                                                                                OTHER
                                                                           POSTRETIREMENT
                                                       PENSION BENEFITS       BENEFITS
                                                       -----------------   ---------------
DECEMBER 31,                                            2002      2001      2002     2001
------------                                           -------   -------   ------   ------
Weighted Average Assumptions Discount rate...........   7.00%     7.50%     7.00%    7.50%
Rate of compensation increase........................   4.25%     4.50%      N/A      N/A
Expected return on plan assets.......................   9.00%     9.00%      N/A      N/A

     In determining the other postretirement benefit obligation at December 31, 2002, a 7.50% annual rate of increase in the cost of health care benefits is assumed for 2003. This rate gradually decreases to 5.00% in 2008 and remains at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point each year would increase the accumulated postretirement obligation as of December 31, 2002 by $54.5 million, or 12.0%, and the net periodic postretirement benefit cost for 2002 by $3.9 million, or 16.3%.

     The following table details the components of pension and other postretirement benefit costs.

                                PENSION BENEFITS          OTHER POSTRETIREMENT BENEFITS
                         ------------------------------   ------------------------------
YEAR ENDED DECEMBER 31,    2002       2001       2000       2002       2001       2000
-----------------------  --------   --------   --------   --------   --------   --------
                                                 (IN THOUSANDS)
Service cost..........   $  8,031   $  7,542   $  6,817   $ 2,903    $ 2,028    $ 1,901
Interest cost.........     11,268     10,472      9,546    24,265     23,623     24,416
Expected return on plan
  assets*.............    (12,336)   (11,517)   (10,915)       --         --         --
Other amortization and
  deferral............       (284)    (2,363)    (3,047)   (3,171)    (7,473)    (5,382)
Curtailments..........         --         --         --        --         --     (9,756)
                         --------   --------   --------   -------    -------    -------
                         $  6,679   $  4,134   $  2,401   $23,997    $18,178    $11,179
                         ========   ========   ========   =======    =======    =======

---------------

* The Company does not fund its other postretirement liabilities.

     In 2000, the Company amended its postretirement medical/life insurance plan to change eligibility requirements to 10 years of service after reaching age 45 for salaried and non-union hourly participants. This change triggered a curtailment that resulted in the recognition of $9.8 million in previously unrecognized prior service gains.

  MULTI-EMPLOYER PENSION AND BENEFIT PLANS

     Under the labor contract with the United Mine Workers of America ("UMWA"), the Company made no payments in 2002 and 2001 and payments of $0.1 million in 2000 into a multi-employer defined benefit pension plan trust established for the benefit of union employees. Payments are based on hours worked and are expensed as hours are incurred. Under the Multi-employer Pension Plan Amendments Act of 1980, a contributor to a multi-employer pension plan may be liable, under certain circumstances, for its proportionate share of the plan's unfunded vested benefits (withdrawal liability). At December 31, 2002, the Company has estimated its share of such amounts to be $35.6 million. The Company is not aware of any circumstances that would require it to reflect its share of unfunded vested pension benefits in its financial statements. At December 31, 2002, approximately 16% of the Company's workforce was represented by the UMWA. In December 2001, a new UMWA collective bargaining agreement was approved, replacing the previous agreement which was set to expire on December 31, 2002. The new agreement is effective through December 31, 2006.

     The Coal Industry Retiree Health Benefit Act of 1992 ("Benefit Act") provides for the funding of medical and death benefits for certain retired members of the UMWA through premiums to be paid by assigned operators (former employers), transfers of monies in 1993 and 1994 from an overfunded pension trust established for the benefit of retired UMWA members, and transfers from the Abandoned Mine Lands Fund (funded by a federal tax on coal production) commencing in 1995. The Company treats its obligation under the Benefit Act as a participation in a multi-employer plan and records expense as premiums are paid. The Company recorded expense of $3.2 million in 2002, $3.0 million in 2001, and $3.3 million in 2000 for premiums pursuant to the Benefit Act.

  OTHER PLANS

     The Company sponsors savings plans which were established to assist eligible employees in providing for their future retirement needs. The Company's contributions to the plans were $8.4 million in 2002, $8.1 million in 2001, and $8.0 million in 2000.

13.  CAPITAL STOCK

     On February 22, 2001, the Company completed a public offering of 9,927,765 shares of common stock, including the remaining 4,756,968 shares held by its then largest stockholder, and 5,170,797 primary and treasury shares issued directly by the Company. The proceeds realized by the Company from the transaction of $92.9 million after the underwriters' discount and expenses, were used to pay down debt.

     On April 12, 2001, the Company filed a Universal Shelf Registration Statement on Form S-3 with the Securities and Exchange Commission. The Universal Shelf allows the Company to offer, from time to time, an aggregate of up to $750 million in debt securities, preferred stock, depositary shares, common stock and related rights and warrants.

     On May 8, 2001, the Company utilized its Universal Shelf and completed a public offering of 8,500,000 primary shares of common stock. On May 16, 2001, the underwriters involved in the offering purchased an additional 424,200 shares pursuant to an over-allotment option granted by the Company in connection with the May 8, 2001 offering. The proceeds realized from these transactions after the underwriting discount and expenses were $279.3 million. These proceeds were used to pay down debt.

     On January 31, 2003, the Company utilized its Universal Shelf and completed a public offering of 2,875,000 shares of 5% Perpetual Cumulative Convertible Preferred Stock. The net proceeds realized by the Company from the offering of $139.1 million are being used to reduce indebtedness under the Company's revolving credit facility, and for working capital and general corporate purposes. Dividends on the preferred stock will be cumulative and will be payable quarterly at the annual rate of 5% of the liquidation preference. Each share of the preferred stock will be initially convertible, under certain conditions, into 2.3985 shares of the Company's common stock. The preferred stock is redeemable, at the Company's option, on or after January 31, 2008 if certain conditions are met. The holders of the preferred stock are not entitled to voting rights on matters submitted to the Company's common shareholders. However, if the Company fails to pay the equivalent of six quarterly dividends, the holders of the preferred stock will be entitled to elect two directors to the Company's board of directors.

     Subsequent to the January 2003 offering, the Company can still issue an additional $311.8 million in debt and equity securities under the Universal Shelf.

     On September 14, 2001, the Company's Board of Directors approved a stock repurchase plan, under which the Company may repurchase up to 6.0 million of its shares of common stock from time to time. Through December 31, 2002, the Company repurchased 357,200 shares of its common stock for $5.0 million pursuant to the plan at an average price of $14.13 per share. The repurchased shares are being held in the Company's treasury, which the Company accounts for using the average cost method. Future repurchases under the plan will be made at management's discretion and will depend on market conditions and other factors. As of December 31, 2000, the Company had acquired 1,726,900 shares under a prior repurchase program at an average price of $12.29 per share. All of the December 31, 2000 treasury shares were reissued in connection with the February 22, 2001 public offering discussed above.

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

15.  STOCK INCENTIVE PLAN AND OTHER INCENTIVE PLANS

     Under the Company's 1997 Stock Incentive Plan (the "Company Incentive Plan"), 9,000,000 shares of the Company's common stock were reserved for awards to officers and other selected key management employees of the Company. The Company Incentive Plan provides the Board of Directors with the flexibility to grant stock options, stock appreciation rights (SARs), restricted stock awards, restricted stock units, performance stock or units, merit awards, phantom stock awards and rights to acquire stock through purchase under a stock purchase program ("Awards"). Awards the Board of Directors elects to pay out in cash do not count against the 9,000,000 shares authorized in the Company Incentive Plan.

     As of December 31, 2002, stock options, performance units and restricted stock awards were the only types of awards granted. Each is discussed more fully below.

  STOCK OPTIONS

     Stock options are generally subject to vesting provisions of at least one year from the date of grant and are granted at a price equal to 100% of the fair market value of the stock on the date of grant. Information regarding stock options under the Company Incentive Plan is as follows for the years ended December 31, 2002, 2001 and 2000:

                                   2002                2001                2000
                             -----------------   -----------------   -----------------
                                      WEIGHTED            WEIGHTED            WEIGHTED
                             COMMON   AVERAGE    COMMON   AVERAGE    COMMON   AVERAGE
                             SHARES    PRICE     SHARES    PRICE     SHARES    PRICE
                             ------   --------   ------   --------   ------   --------
Options outstanding at
  January 1................  3,153     $21.32    1,589     $19.11    1,809     $19.33
Granted....................  2,443      20.38    2,069      22.74       62       9.44
Exercised..................    (31)     10.69     (442)     20.08       (9)     10.69
Canceled...................    (80)     22.51      (63)     21.02     (273)     18.61
                             -----     ------    -----     ------    -----     ------
Options outstanding at
  December 31..............  5,485      20.85    3,153      21.32    1,589      19.11
                             =====     ======    =====     ======    =====     ======
Options exercisable at
  December 31..............  1,115     $19.76      859     $22.01      965     $23.57
Options available for grant
  at December 31...........  2,886               2,299               4,305

     The Company applies APB 25 and related Interpretations in accounting for the Company Incentive Plan. Accordingly, no compensation expense has been recognized for the fixed stock option portion of the Company Incentive Plan. The after-tax fair value of options granted in 2002, 2001 and 2000 was determined to be $14.9 million, $13.5 million and $0.2 million, respectively, which for purposes of the pro forma disclosure in note 1 is recognized as compensation expense over the options' vesting period. The fair value of the options was determined using the Black-Scholes option pricing model and the weighted average assumptions noted below. All stock options granted in 2002 will vest ratably over four years. Of the 2.1 million stock options granted in 2001, 1.7 million will vest in their entirety at December 31, 2003 while the remaining 0.4 million options vest ratably over three years. The stock options granted in 2000 vest ratably over three years.

                                                              2002    2001     2000
                                                             ------   -----   ------
Weighted average fair value per share of options granted...  $ 8.41   $9.18   $ 4.06
Assumptions (weighted average)
  Risk-free interest rate..................................    2.96%    4.5%     5.1%
  Expected dividend yield..................................     2.0%    2.0%     2.0%
  Expected volatility......................................    52.7%   54.3%    51.2%
  Expected life (in years).................................     5.0     5.0      5.0

     The table below shows pertinent information on options outstanding at December 31, 2002 (Options in thousands):

                                               OPTIONS OUTSTANDING        OPTIONS EXERCISABLE
                                           ---------------------------   ----------------------
                                           WEIGHTED AVERAGE   WEIGHTED                 WEIGHTED
                                              REMAINING       AVERAGE                  AVERAGE
RANGE OF                       NUMBER      CONTRACTUAL LIFE   EXERCISE     NUMBER      EXERCISE
EXERCISE PRICES              OUTSTANDING       (YEARS)         PRICE     EXERCISABLE    PRICE
---------------              -----------   ----------------   --------   -----------   --------
$ 8.50 - $10.69............       488            6.33          $10.54         377       $10.56
$16.09 - $21.95............     1,572            8.96           19.00         124        21.78
$22.01 - $22.90............     3,122            5.88           22.76         323        22.72
$25.00 - $35.00............       303            3.69           27.36         291        27.53
                                -----            ----          ------       -----       ------
$ 8.00 - $35.00............     5,485            6.68          $20.85       1,115       $19.76

  PERFORMANCE UNITS

     Performance stock or unit awards can be earned by the recipient if the Company meets certain pre-established performance measures. Until earned, the performance awards are nontransferable, and when earned, performance awards are payable in cash, stock, or restricted stock as determined by the Company's Board of Directors. As of December 31, 2002, 1.7 million performance units were outstanding under the plan. These awards will be earned by participants based on Company performance for the years 2000 through 2003. The Company accrues for anticipated awards to be paid out in cash over the life of the award.

  RESTRICTED STOCK AWARDS

     On December 18, 2002, the Company granted a restricted stock award of 50,000 shares. The fair value of the shares on the date of grant was $21.11 per share. The shares will vest in their entirety on January 31, 2008. The Company will recognize compensation expense in the amount of the total fair value of the grant ratably over the vesting period of the award.

16.  CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

     The Company places its cash equivalents in investment-grade short-term investments and limits the amount of credit exposure to any one commercial issuer.

     The Company markets its coal principally to electric utilities in the United States. Sales to foreign countries are immaterial. As of December 31, 2002 and 2001, accounts receivable from electric utilities located in the United States totaled $116.2 million and $129.7 million, respectively, or 86% of total trade receivables for each year. Generally, credit is extended based on an evaluation of the customer's financial condition, and collateral is not generally required. Credit losses are provided for in the financial statements and historically have been minimal.

     The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on indices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer. The Company and its operating subsidiaries sold approximately 106.7 million tons of coal in 2002. Approximately 84% of this tonnage and revenue was sold under long-term contracts (contracts having a term of greater than one year). Prices for coal sold under long-term contracts ranged from $3.56 to $61.43 per ton. Long-term contracts ranged in remaining life from one to 15 years. Some of these contracts include pricing which is above, and, in some cases, materially above, current market prices. Sales (including spot sales) to major customers were as follows:

                                                       2002       2001       2000
                                                     --------   --------   --------
AEP................................................  $233,530   $191,443   $188,129
Southern Company...................................   169,488    217,909    161,553

17.  EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted earnings (loss) per common share:

                                                         2002      2001       2000
                                                        -------   -------   --------
Numerator:
  Net income (loss)...................................  $(2,562)  $ 7,209   $(12,736)
                                                        =======   =======   ========
Denominator:
  Weighted average shares -- denominator for basic....   52,374    48,650     38,164
  Dilutive effect of employee stock options...........       --       268         --
                                                        -------   -------   --------
  Adjusted weighted average shares -- denominator for
     diluted..........................................   52,374    48,918     38,164
                                                        =======   =======   ========
Basic and diluted earnings (loss) per common share....  $ (0.05)  $   .15   $   (.33)
                                                        =======   =======   ========

     At December 31, 2002, 2001 and 2000, 3.8 million, 2.6 million, and 1.6 million shares, respectively, were not included in the diluted earnings per share calculation since the exercise price is greater than the average market price.

     For the years 2002 and 2000, employee stock options did not have a dilutive impact because the Company incurred losses in those periods.

18.  SALE AND LEASEBACK

     On June 27, 2002, the Company sold certain mining equipment for $9.2 million and leased back the equipment under operating leases with terms ranging from three to seven years. The leases contain renewal options at lease termination and purchase options at amounts approximating fair value at lease termination. The gain on the sale and leaseback was deferred and is being amortized over the base term of the leases as a reduction of lease expense.

     On June 30, 2000, the Company sold several shovels and continuous miners for $14.9 million and leased back the equipment under operating and capital leases. The shovels have been leased over a period of five years, while the continuous miners have been leased with terms ranging from two to five years. The leases contain renewal options at lease termination and purchase options at amounts approximating fair value at lease termination. The gain on the sale and leaseback was deferred and is being amortized over the base term of the lease as a reduction of lease expense.

19.  RELATED PARTY TRANSACTIONS

     As described in Note 1, the Company has a 65% ownership interest in Canyon Fuel which is accounted for on the equity method. The Company receives administration and production fees from Canyon Fuel for managing the Canyon Fuel operations. The fee arrangement is calculated annually and is approved by the Canyon Fuel Management Board. The production fee is calculated on a per-ton basis while the administration fee represents the costs incurred by the Company's employees related to Canyon Fuel administrative matters. The fees recognized as other income by the Company and as expense by Canyon Fuel were $9.5 million, $8.1 million and $7.4 million for the years ended December 31, 2002, 2001 and 2000, respectively. Amounts receivable from Canyon Fuel were $6.3 million and $2.7 million as of December 31, 2002 and 2001, respectively. Such amounts are classified as other receivables in the Consolidated Balance Sheets.

     As described in Note 1, the Company has a 34% ownership interest in NRP. The Company leases certain coal reserves from NRP and pays royalties to NRP for the right to mine those reserves. Terms of the leases require the Company to prepay royalties with those payments recoupable against production. Amounts recognized as cost of coal sales for royalties paid to NRP during the year ended December 31, 2002 were $2.1 million. Amounts paid to NRP and included in the accompanying balance sheet as prepaid royalties as of December 31, 2002 were $1.8 million.

20.  COMMITMENTS AND CONTINGENCIES

     The Company leases equipment, land and various other properties under noncancelable long-term leases, expiring at various dates. Rental expense related to these operating leases amounted to $19.0 million in 2002, $22.5 million in 2001 and $22.7 million in 2000. The Company has also entered into various non-cancelable royalty lease agreements and federal lease bonus payments under which future minimum payments are due. On October 1, 1998, the Company was the successful bidder in a federal auction of certain mining rights in the 3,546 acre Thundercloud tract in the Powder River Basin of Wyoming. The Company's lease bonus bid amounted to $158 million for the tract, of which $31.6 million was paid on October 1, 1998 and $31.6 million was paid in the month of January in each of the years 2000, 2001, and 2002, respectively. The remaining lease bonus payment is reflected below as a component of "Royalties". The tract contains approximately 412 million tons of demonstrated coal reserves and is contiguous with the Company's Black Thunder mine. Geological surveys performed by outside consultants indicate that there are sufficient reserves relative to these properties to permit recovery of the Company's investment.

     Minimum payments due in future years under these agreements in effect at December 31, 2002 are as follows (in thousands):

                                                              OPERATING
                                                               LEASES     ROYALTIES
                                                              ---------   ---------
2003........................................................   $13,234    $ 65,523
2004........................................................     9,309      37,374
2005........................................................     9,034      33,402
2006........................................................     7,150      30,284
2007........................................................     4,917      28,186
Thereafter..................................................     7,139     135,795
                                                               -------    --------
                                                               $50,783    $330,564
                                                               =======    ========

     The Company is a party to numerous claims and lawsuits with respect to various matters. The Company provides for costs related to contingencies when a loss is probable and the amount is reasonably determinable. After conferring with counsel, it is the opinion of management that the ultimate resolution of pending claims given existing legal accruals, will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

     The Company holds a 17.5% general partnership interest in Dominion Terminal Associates ("DTA"), which operates a ground storage-to-vessel coal transloading facility in Newport News, Virginia. DTA leases the facility from Peninsula Ports Authority of Virginia ("PPAV") for amounts sufficient to meet debt-service requirements. Financing is provided through $132.8 million of tax-exempt bonds issued by PPAV (of which the Company is responsible for 17.5%, or $23.2 million) which mature July 1, 2016. Under the terms of a throughput and handling agreement with DTA, each partner is charged its share of cash operating and debt-service costs in exchange for the right to use its share of the facility's loading capacity and is required to make periodic cash advances to DTA to fund such costs. On a cumulative basis, costs exceeded cash advances by $12.2 million at December 31, 2002 (such amount is included in other noncurrent liabilities). Future payments for fixed operating costs and debt service are estimated to approximate $2.3 million annually through 2015 and $26.0 million in 2016.

     In connection with the Company's acquisition of the coal operations of Atlantic Richfield Company ("ARCO") and the simultaneous combination of the acquired ARCO operations and the Company's Wyoming operations into the Arch Western joint venture, the Company agreed to indemnify another member of Arch Western against certain tax liabilities in the event that such liabilities arise as a result of certain actions taken prior to June 1, 2013, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the acquisition. Depending on the time at which any such indemnification obligation was to arise, it could have a material adverse effect on the business, results of operations and financial condition of the Company.

21.  CASH FLOW

     The changes in operating assets and liabilities as shown in the consolidated statements of cash flows are comprised of the following:

                                                        2002       2001       2000
                                                      --------   --------   --------
Decrease (increase) in operating assets:
  Receivables.......................................  $ 14,028   $ (1,992)  $  8,194
  Inventories.......................................    (6,666)   (12,203)    14,452
Increase (decrease) in operating liabilities:
  Accounts payable and accrued expenses.............    (4,711)   (19,836)    (4,515)
  Income taxes......................................   (15,826)     1,053     (2,683)
  Accrued postretirement benefits other than
     pension........................................    (1,559)   (10,565)    (7,330)
  Accrued reclamation and mine closure..............     6,336      4,833    (10,941)
  Accrued workers' compensation.....................     2,217        175    (26,597)
                                                      --------   --------   --------
Changes in operating assets and liabilities.........  $ (6,181)  $(38,535)  $(29,420)
                                                      ========   ========   ========

22.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Quarterly financial data for 2002 and 2001 is summarized below:

                                  MARCH 31      JUNE 30          SEPTEMBER 30   DECEMBER 31
                                  --------      --------         ------------   -----------
2002:
  COAL SALES, EQUITY INCOME AND
     OTHER REVENUES.............  $368,466      $374,476(1)        $400,755      $390,442(3)
  INCOME (LOSS) FROM
     OPERATIONS.................    (1,321)       12,322(2)          10,098         8,178(3)
  NET INCOME (LOSS).............    (7,354)        2,080              1,640         1,072
  BASIC AND DILUTED EARNINGS
     (LOSS) PER COMMON
     SHARE(8)...................     (0.14)         0.04               0.03          0.02
2001:
  Coal sales, equity income and
     Other revenues.............  $381,427      $368,580           $353,305      $385,416
  Income from operations........    26,194(5)     12,189(4,6)         4,044        20,029(5,7,8)
  Net income (loss).............     6,090           849(6)          (8,140)        8,410
  Basic and diluted earnings
     (loss) per common
     share(9)...................      0.15          0.02              (0.15)         0.16

----------

(1) During the second quarter of 2002, the Company settled certain coal contracts with a customer that was partially unwinding its coal supply position and desired to buy out of the remaining terms of those contracts. The settlements resulted in a pre-tax gain of $5.6 million.

(2) During the second quarter of 2002, the Company recognized a pre-tax gain of $4.6 million as a result of a workers' compensation premium adjustment refund from the State of West Virginia. During 1998, the Company entered the West Virginia workers' compensation plan at one of its subsidiary operations. The subsidiary paid standard base rates until the West Virginia Division of Workers' Compensation could determine the actual rates based on claims experience. Upon review, the Division of Workers' Compensation refunded $4.6 million in premiums.

(3) During the fourth quarter of 2002, the Company was notified by the BLM that it would receive a royalty rate reduction for certain tons mined at its West Elk location. The rate reduction applies to a specified number of tons beginning October 1, 2001 and ending no later than October 1, 2005. The retroactive portion of the refund totaled $3.3 million and has been recognized in 2002 as a reduction of cost of coal sales in the Consolidated Statements of Operations. Additionally, Canyon Fuel was notified by the BLM that it would receive a royalty rate reduction for certain tons mined at its Skyline mine, the rate reduction applies to certain tons mined from September 1, 2001 through September 1, 2006. The Company's portion of the retroactive refund was $1.1 million, and is reflected in 2002 as income from equity investments in the Consolidated Statements of Operations.

(4) The Company idled the West Elk underground mine in Gunnison County, Colorado, on January 28, 2000 following the detection of combustion-related gases in a portion of the mine. On July 12, 2000, after controlling the combustion-related gases, the Company resumed production at the West Elk mine and started to ramp up to normal levels of production. The Company recognized a final pre-tax insurance settlement related to the event of $9.4 million during the second quarter of 2001.

(5) During the first and fourth quarters of 2001, the Company recognized an increase of pre-tax income of $3.5 million and $2.1 million from a reduction in the amount of expected reclamation work at the Company's idle Illinois property because of permit revisions.

(6) During 2000, the IRS issued a notice outlining the procedures for obtaining tax refunds on certain excise taxes paid by the industry on export sales tonnage. The notice was the result of a 1998 federal court decision that found such taxes to be unconstitutional. During the second quarter of 2001, the Company recorded $4.6 million of pre-tax income resulting from additional favorable developments associated with these tax refunds. Of this amount, $3.1 million represented the interest portion of the claim and was recorded as interest income (and therefore did not impact income from operations)

(7) During the fourth quarter of 2001, the Company recognized a $7.4 million pre-tax gain from a state tax credit covering prior periods.

(8) During the fourth quarter of 2001, the Company increased its litigation reserves reducing pre-tax income by $5.6 million resulting from several litigation settlements.

(9) The sum of the quarterly earnings (loss) per common share amounts may not equal earnings (loss) per common share for the full year because per share amounts are computed independently for each quarter and for the year based on the weighted average number of common shares outstanding during each period.

                         SELECTED FINANCIAL INFORMATION

                                                              YEAR ENDED DECEMBER 31,
                                        --------------------------------------------------------------------
                                        2002(1,2,3)   2001(4,5,6)   2000(4,5,7,8)   1999(9,10)   1998(11,12)
                                        -----------   -----------   -------------   ----------   -----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Statement of Operations Data:
Coal sales, equity income and other
  revenues............................  $1,534,139    $1,488,728     $1,404,621     $1,567,382   $1,505,635
Costs and expenses:
  Cost of coal sales..................   1,412,541     1,336,788      1,237,378      1,426,105    1,313,400
  Selling, general and administrative
    expenses..........................      40,019        43,834         38,887         46,357       44,767
  Amortization of coal supply
    agreements........................      22,184        27,460         39,803         36,532       34,551
  Write-down of impaired assets.......          --            --             --        364,579           --
  Other expenses......................      30,118        18,190         14,569         20,835       25,070
                                        ----------    ----------     ----------     ----------   ----------
Income (loss) from operations.........      29,277        62,456         73,984       (327,026)      87,847
Interest expense, net.................      50,839        59,947         90,720         88,767       61,446
Benefit for income taxes..............     (19,000)       (4,700)        (4,000)       (65,700)      (5,100)
                                        ----------    ----------     ----------     ----------   ----------
Income (loss) before extraordinary
  loss and cumulative effect of
  accounting change...................      (2,562)        7,209        (12,736)      (350,093)      31,501
Extraordinary loss....................          --            --             --             --       (1,488)
Cumulative effect of accounting
  change..............................          --            --             --          3,813           --
                                        ----------    ----------     ----------     ----------   ----------
Net income (loss).....................  $   (2,562)   $    7,209     $  (12,736)    $ (346,280)  $   30,013
                                        ==========    ==========     ==========     ==========   ==========
Balance Sheet Data:
  Total assets........................  $2,182,808    $2,203,559     $2,232,614     $2,332,374   $2,918,220
  Working capital.....................      37,799        49,813        (37,556)       (54,968)      20,176
  Long-term debt, less current
    maturities........................     740,242       767,355      1,090,666      1,094,993    1,309,087
  Other long-term obligations.........     653,789       625,819        606,628        655,166      657,759
  Stockholders' equity................  $  534,863    $  570,742     $  219,874     $  241,295   $  618,216
Common Stock Data:
  Basic and diluted earnings (loss)
    per common share before
    extraordinary loss and cumulative
    effect of accounting change.......  $    (0.05)   $      .15     $    (0.33)    $    (9.12)  $     0.79
  Basic and diluted earnings (loss)
    per common share..................  $    (0.05)   $      .15     $    (0.33)    $    (9.02)  $     0.76
  Dividends per share.................  $      .23    $      .23     $      .23     $      .46   $      .46
  Shares outstanding at year-end......      52,434        52,353         38,173         38,164       39,372
Cash Flow Data:
  Cash provided by operating
    activities........................  $  176,417    $  145,661     $  135,772     $  279,963   $  188,023
  Depreciation, depletion and
    amortization......................     174,752       177,504        201,512        235,658      204,307
  Purchases of property, plant and
    equipment.........................     137,089       123,414        115,080         98,715      141,737
  Dividend payments...................      12,045        11,565          8,778         17,609       18,266
  Adjusted EBITDA(13).................  $  228,910    $  282,285     $  315,175     $  325,949   $  313,500
Operating Data:
  Tons sold...........................     106,691       109,455        105,519        111,177       81,098
  Tons produced.......................      99,641       104,471        100,060        109,524       75,817
  Tons purchased from third parties...       8,060         5,569          5,084          3,781        4,997

---------------

 (1) During the year ended December 31, 2002, the Company settled certain coal contracts with a customer that was partially unwinding its coal supply position and desired to buy out of the remaining terms of those contracts. The settlements resulted in a pre-tax gain of $5.6 million which was recognized in other revenues in the Consolidated Statement of Operations.

 (2) The Company recognized a pre-tax gain of $4.6 million during the year ended December 31, 2002 as a result of a workers' compensation premium adjustment refund from the State of West Virginia. During 1998, the Company entered into the West Virginia workers' compensation plan at one of its subsidiary operations. The subsidiary paid standard base rates until the West Virginia Division of Workers' Compensation could determine the actual rates based on claims experience. Upon review, the Division of Workers' Compensation refunded $4.6 million in premiums which was recognized as an adjustment to cost of coal sales in the Consolidated Statement of Operations.

 (3) During the year ended December 31, 2002, the Company was notified by the BLM that it would receive a royalty rate reduction for certain tons mined at its West Elk location. The rate reduction applies to a specified number of tons beginning October 1, 2001 and ending no later than October 1, 2005. The retroactive portion of the refund totaled $3.3 million and has been recognized in 2002 as a reduction of cost of coal sales in the Consolidated Statements of Operations. Additionally, Canyon Fuel was notified by the BLM that it would receive a royalty rate reduction for certain tons mined at its Skyline mine. The rate reduction applies to certain tons mined from September 1, 2001 through September 1, 2006. The Company's portion of the retroactive refund was $1.1 million, and is reflected in 2002 as income from equity investments in the Consolidated Statements of Operations.

 (4) At the West Elk underground mine in Gunnison County, Colorado, following the detection of combustion-related gases in a portion of the mine, the Company idled its operation on January 28, 2000. On July 12, 2000, after controlling the combustion-related gases, the Company resumed production at the West Elk mine and started to ramp up to normal levels of production. The Company recognized partial pre-tax insurance settlements of $31.0 million during 2000 and a final pre-tax insurance settlement related to the event of $9.4 million during 2001.

 (5) The IRS issued a notice outlining the procedures for obtaining tax refunds on certain excise taxes paid by the industry on export sales tonnage. The notice was the result of a 1998 federal court decision that found such taxes to be unconstitutional. The Company recorded $12.7 million of pre-tax income related to these excise tax recoveries during 2000. During 2001 the Company recorded an additional $4.6 million of pre-tax income resulting from additional favorable developments associated with these tax refunds.

 (6) The Company recognized a $7.4 million pre-tax gain during 2001 from a state tax credit covering prior periods.

 (7) As a result of adjustments to employee postretirement medical benefits, the Company recognized $9.8 million of pre-tax curtailment gains resulting from previously unrecognized postretirement benefit changes which occurred in prior years.

 (8) The Company settled certain workers' compensation liabilities with the state of West Virginia partially offset by adjusting other workers' compensation liabilities resulting in a net pre-tax gain of $8.3 million.

 (9) The Company changed its depreciation method on preparation plants and loadouts during the first quarter of 1999 and recorded a cumulative effect of applying the new method for years prior to 1999 which resulted in a decrease to net loss in 1999 of $3.8 million net-of-tax.

(10) The loss from operations for 1999 reflects one-time pre-tax charges of $387.7 million related principally to the write-down of assets at its Dal-Tex, Hobet 21 and Coal-Mac operations and the write-down of certain other coal reserves in central Appalachia. Included in this charge was a $23.1 million pre-tax charge related to the restructuring of the Company's administrative work force and the closure of mines in Illinois, Kentucky and West Virginia.

(11) Information for 1998 reflects the acquisition of Atlantic Richfield Company's domestic coal operations on June 1, 1998. As a result of the refinancing of Company debt resulting from the acquisition, the

     Company incurred an extraordinary charge of $1.5 million (net-of-tax benefit) related to the early extinguishment of debt which existed prior to the acquisition.

(12) Income from operations for 1998 reflects pre-tax gains of $41.8 million from the disposition of assets including $18.5 million and $7.5 million on the sale or certain assets and property in eastern Kentucky and the sale of the Company's idle Big Sandy Terminal, respectively.

(13) Adjusted EBITDA is defined as income (loss) from operations before the effect of net interest expense; income taxes; our depreciation, depletion and amortization; our equity interest in the depreciation, depletion and amortization of Canyon Fuel Company; write-down of impaired assets and restructuring charges (Note 10 above); and changes in accounting principles and extraordinary items (Notes 9 and 11 above). Adjusted EBITDA is not a measure of financial performance in accordance with generally accepted accounting principles, and items excluded to calculate Adjusted EBITDA are significant in understanding and assessing our financial condition. Therefore, Adjusted EBITDA should not be considered in isolation from nor as an alternative to net income, income from operations, cash flows from operations or as a measure of our profitability, liquidity or performance under generally accepted accounting principles. We believe that Adjusted EBITDA presents a useful measure of our ability to service and incur debt based on ongoing operations. Furthermore, analogous measures are used by industry analysts to evaluate operating performance. Investors should be aware that our presentation of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies. The table below shows how we calculate Adjusted EBITDA.

                                                    YEAR ENDED DECEMBER 31,
                                     -----------------------------------------------------
                                       2002       2001       2000       1999        1998
                                     --------   --------   --------   ---------   --------
                                                        (IN THOUSANDS)
     Income (loss) from
       operations..................  $ 29,277   $ 62,456   $ 73,984   $(327,026)  $ 87,847
     Depreciation, depletion and
       amortization of Arch Coal,
       Inc.........................   174,752    177,504    201,512     235,658    204,307
     Arch Coal's equity interest in
       depreciation, depletion and
       amortization of Canyon Fuel
       Company, LLC................    24,881     42,325     39,679      36,423     21,346
     Write-down of impaired
       assets......................        --         --         --     364,579         --
     Restructuring charges.........        --         --         --      16,315         --
                                     --------   --------   --------   ---------   --------
     Adjusted EBITDA...............  $228,910   $282,285   $315,175   $ 325,949   $313,500
                                     ========   ========   ========   =========   ========

                            STOCKHOLDER INFORMATION

COMMON STOCK

     Arch Coal's common stock is listed and traded on the New York Stock Exchange and also has unlisted trading privileges on the Chicago Stock Exchange. The ticker symbol is ACI.

                                        MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
QUARTER ENDED                             2002        2002         2002            2002
-------------                           ---------   --------   -------------   ------------
DIVIDENDS PER COMMON SHARE............   $.0575      $.0575       $.0575          $.0575
HIGH..................................   $23.84      $25.04       $22.57          $23.00
LOW...................................   $17.55      $19.88       $14.21          $19.50
CLOSE.................................   $21.20      $22.57       $16.50          $21.59

                                        MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
QUARTER ENDED                             2001        2001         2001            2001
-------------                           ---------   --------   -------------   ------------
Dividends per common share............   $.0575      $.0575       $.0575          $.0575
High..................................   $31.50      $38.40       $27.50          $23.82
Low...................................   $12.88      $21.20       $14.05          $15.33
Close.................................   $29.98      $25.87       $15.60          $22.70

     On March 3, 2003, Arch Coal's common stock closed at $19.50 on the New York Stock Exchange. At that date, there were 10,766 holders of record of Arch Coal's common stock.

DIVIDENDS

     In 2002, Arch Coal paid dividends totaling $12.0 million, or $.23 per share, on its outstanding shares of common stock. In 2001, Arch Coal paid dividends totaling $11.6 million, or $.23 per share, on its outstanding shares of common stock. There is no assurance as to the amount or payment of dividends in the future because they are dependent on Arch Coal's future earnings, capital requirements and financial condition.

STOCK INFORMATION

Questions by stockholders regarding stockholder records, stock transfers, stock certificates, dividends, the Dividend Reinvestment Plan or other stock inquiries should be directed to:

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
Telephone: (800) 360-4519
Web Site: www.amstock.com

INDEPENDENT AUDITORS

Ernst & Young LLP
190 Carondelet Plaza, Suite 1300
St. Louis, MO 63105

FINANCIAL INFORMATION

Copies of the Securities and Exchange Commission Form 10-K are available without charge. Requests for this document -- as well as inquiries from stockholders and security analysts -- should be directed to:

Investor Relations
Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, MO 63141
Telephone: (314) 994-2717
Fax: (314) 994-2878
www.archcoal.com