Form 10-K, Exhibit 13
period 2005-12-31
ARCH COAL INC
filed 2006-03-14
CIK 1037676

Part II — Annual Report
Management’s Discussion and Analysis of Financial Condition and Results of Operation
      This document contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, particular uncertainties arise from changes in the demand for our coal by the domestic electric generation industry; from legislation and regulations relating to the Clean Air Act and other environmental initiatives; from operational, geological, permit, labor and weather-related factors; from fluctuations in the amount of cash we generate from operations; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.
Executive Overview
      We focus on taking steps to increase shareholder returns by improving earnings, strengthening cash generation and improving productivity at our large-scale mines, while building on our strategic position in each of the nation’s principal low-sulfur coal basins. We believe that success in the coal industry is largely dependent on leadership in three crucial areas of performance — safety, environmental stewardship and shareholder return. At the same time, we are sustaining our long-standing focus on being a low-cost producer in the regions where we operate. We are also seeking to enhance our position as a preferred supplier to U.S. power producers, acting as a reliable and ethical partner. We plan to focus on organic growth by continuing to develop our existing reserve base, and we plan to evaluate acquisitions that represent a good fit with our existing operations.
      Economic expansion and the high cost of competing fuels translated into strong coal demand throughout 2005. We estimate that coal-fuel electric generation increased 2.5% during 2005. In addition to increasing utilization at existing coal-fired power plants, U.S. power generators are moving forward with plans to build new coal plants. Already, projects have been announced that we believe could boost the installed coal-based generating units by approximately 80 gigawatts, or 25%, which could ultimately increase coal demand by as much as 300 million tons annually. In addition, interest in converting coal into transportation fuels and synthetic natural gas has increased from prior years.
      Meanwhile, coal production during 2005 struggled to keep pace with increased demand, with consumption outstripping supply for the third consecutive year, according to our estimates. We estimate that utility coal stockpiles ended 2005 at their lowest year-end levels in decades at approximately 33 days of supply, or 37% below the 15-year average. We believe stockpile levels are particularly low in the midwestern United States, where coal fuel costs have boosted wholesale power sales and rail disruptions have constrained coal deliveries. We believe that strong coal demand and continuing supply constraints will result in a multi-year effort to restore utility stockpiles to targeted levels, particularly in the midwestern United States traditionally served by coal producers operating in the Powder River Basin.

      Rail service disruptions experienced throughout the industry during 2004 continued for much of 2005 and resulted in missed shipments in all of our operating regions, including some of our highest margin coal in Central Appalachia. Severe weather and the resulting maintenance efforts exacerbated the railroad disruptions already existing as a result of inadequate staffing at the railroads, equipment shortages and an overall increase in rail shipments. We expect continued challenges during 2006 due to rail shortages, and we continue to work with our customers and the railroads in an effort to minimize the impact of future disruptions.
      Overall, 2005 was one of the most eventful years in the history of our company. We believe our accomplishments during 2005, particularly those during the last quarter, have strengthened our strategic, operational and financial position within the U.S. coal industry.
Results of Operation

Recent Developments
      On October 27, 2005, we conducted a precautionary evacuation of our West Elk mine after we detected elevated readings of combustion-related gases in an area of the mine where we had completed mining activities but had not yet removed all remaining longwall equipment. We have successfully controlled the combustion-related gases, re-entered and rehabilitated the mine, and we have taken actions to commence longwall mining which we expect to begin late in the first quarter. We estimate that the financial impact of idling the mine and fighting the fire during the fourth quarter of 2005 was $33.3 million in reduced operating profit. We will continue to be negatively impacted during the first quarter of 2006 until the longwall is back in production and the mine is operating at full capacity.
      On December 30, 2005, we completed a reserve swap with Peabody Energy and sold to Peabody a rail spur, rail loadout and idle office complex located in the Powder River Basin for a purchase price of $84.6 million, resulting in a gain of $46.5 million. In the reserve swap, we exchanged 60 million tons of coal reserves near the former North Rochelle mine for a similar block of 60 million tons of coal reserves more strategically positioned relative to our Black Thunder mining complex. We believe the reserve exchange will provide us with a more efficient mine plan.
      On December 31, 2005, we accepted for conversion 2,724,418 shares of preferred stock, representing approximately 95% of the preferred stock issued and outstanding on that date, pursuant to the terms of a conversion offer. As a result of the conversion offer, we issued an aggregate of 6,534,517 shares of common stock pursuant to the conversion terms of the preferred stock and an aggregate premium of 119,602 shares of common stock. We recorded the issuance of the aggregate premium as a preferred stock dividend of $9.5 million. As of March 1, 2006, 150,508 shares of preferred stock remain outstanding.
      On December 31, 2005, we sold all of the stock of three subsidiaries and their four associated mining operations and coal reserves in Central Appalachia to Magnum Coal Company. The three subsidiaries include Hobet Mining, Apogee Coal Company and Catenary Coal Company, which include the Hobet 21, Arch of West Virginia, Samples and Campbells Creek mining operations. Included in the sale were a total of 455.0 million tons of reserves. For the year ended December 31, 2005, these subsidiaries sold 12.7 million tons of coal, had revenues of $509.8 million and incurred a loss from operations of $8.3 million, for the year ended December 31, 2004, these subsidiaries sold 14.0 million tons of coal, had revenues of $475.1 million and incurred a loss from operations of $3.8 million, and for the year ended December 31, 2003, these subsidiaries sold 14.4 million tons of coal, had revenues of $424.3 million and incurred a loss from operations of $65.6 million. As a result of the sale, Magnum acquired all of the assets and liabilities of the subsidiaries including various employee liabilities of idle union properties whose former employees were signatory to a United Mine Workers’ Association contract. We recognized a gain of $7.5 million as a result of the transaction.
      On February 10, 2006, we established a $100 million accounts receivable securitization program. Under the program, undivided interests in a pool of eligible trade receivables are sold, without recourse, to a multi-seller, asset-backed commercial paper conduit. Purchases by the conduit are financed with the sale of highly-rated commercial paper. We may use the proceeds from the sale of accounts receivable in the program as an alternative to other forms of debt.
      On February 23, 2005, our board of directors elected Steven F. Leer, our president and chief executive officer, as chairman of the board of directors, effective April 28, 2006. Mr. Leer will continue to act as president and chief executive officer until April 28, 2006, at which time Mr. Leer will assume the responsibilities of chairman of the board and chief executive officer. In addition, the board of directors elected John W. Eaves, our executive vice president and chief operating officer, as president, effective April 28, 2006. The board of directors also increased the size of the board of directors to eleven and elected Mr. Eaves to fill the newly-created vacancy, effective immediately.

Items Affecting Comparability of Reported Results
      The comparison of our operating results for the years ended December 31, 2005, 2004 and 2003 is affected by the following significant items:

	Year Ended December 31,

	2005	2004	2003

	(Amounts in millions)
Operating income:
Gain on sale of Powder River Basin assets	$46.5	$—	$—
Gain on sale of Central Appalachian operations	7.5	—	—
Reduced operating profit from West Elk thermal event	(33.3)	—	—
Arbitration and legal settlements	(16.0)	—	—
Gain on land, equipment and facility sales	28.2	6.7	3.8
Mark-to-market adjustments on sulfur dioxide and coal derivatives	(19.7)	—	—
Long-term incentive compensation expense	(19.5)	(5.5)	(16.2)
Establishment of charitable foundation	(5.0)	—	—
Gain on sale of investment in Natural Resource Partners L.P.	—	91.3	42.7
Severance costs/reduction in workforce	—	(2.1)	(2.6)

Net increase (decrease) in operating income	$(11.3)	$90.4	$27.7
Other:
Gain (loss) from mark-to-market adjustments on interest rate swaps that no longer qualify as hedges	(2.3)	0.9	13.4

Net increase (decrease) in pre-tax income	$(13.6)	$91.3	$41.1

      Gain on sale of Powder River Basin assets. As discussed above under “Recent Developments,” on December 30, 2005, we completed a reserve swap with Peabody Energy and sold to Peabody a rail spur, rail loadout and an idle office complex, all of which is located in the Powder River Basin for a purchase price of $84.6 million. As a result of the transaction, we recognized a gain of $46.5 million which we recorded as a component of other operating income. Due to the similarity of the exchanged reserves, the reserves received were recorded at the net book value of the reserves transferred.
      Gain on sale of Central Appalachian assets. As discussed above under “Recent Developments,” on December 31, 2005, we sold all of the stock of three subsidiaries and their associated mining operations and coal reserves in Central Appalachia to Magnum Coal Company. In accordance with the terms of the transaction, we agreed to pay $50.2 million to Magnum in 2006 which we have recorded in current liabilities at December 31, 2005. We recorded a loss of $65.4 million related to firm purchase commitments to supply below-market sales contracts that can no longer be sourced from our production as a result of the sale of these operations to Magnum. We recorded the loss related to the below-market legacy sales contracts as an accrued expense at December 31, 2005. The net book value of the subsidiaries sold was a net liability of $123.1 million.

      Reduced operating profit from West Elk thermal event. As discussed above under “Recent Developments,” we performed a cautionary evacuation of our West Elk mine during the fourth quarter of 2005.
      Arbitration and legal settlements. In December 2005, we settled a dispute with one of our landowners. For more information concerning these proceedings, you should see “Management’s Discussion and Analysis of Financial Condition — Contingencies” below. As a result of the settlement, we recognized an expense of $16.0 million which we recorded as a component of other expenses.
      Gain on land, equipment and facility sales. During the years ended December 31, 2005, 2004 and 2003, we recognized gains on several land, equipment and facility sales, certain of which are noted below. We recorded these gains as a component of other income. During 2005, we assigned our rights and obligations on several parcels of land to a third party in a gain of $6.3 million, we recognized a gain of $7.3 million on the sale a dragline and sold surface land resulting in a gain of $9.0 million. During 2004 and 2003, we recognized gains from the sale of land associated with our idle properties which we recorded as a component of other operating income.
      Unrealized losses on sulfur dioxide and coal derivatives. We recorded certain expenses related to changes in fair market value of sulfur dioxide and coal derivatives during the period as a component of other operating income. For more information about these expenses, you should see “Management’s Discussion and Analysis of Financial Condition — Liquidity and Capital Resources” below.
      Establishment of charitable foundation. In December 2005, we contributed $5.0 million to fund the new Arch Coal Foundation, which will support a range of charitable and community-oriented organizations and programs.
      Long-term incentive compensation expense. During 2004, we granted an award of 220,766 shares of performance-contingent phantom stock that vest upon the achievement of a pre-determined average closing price of our common stock for a period of 20 consecutive trading days during the five year period following the date of grant. During the first quarter of 2005, the shares vested, and we paid the award in a combination of shares of our common stock and cash. As a result, we recognized a $9.9 million expense. In 2005, we granted another award of performance-contingent phantom stock of up to 252,600 units that vest upon the achievement of a pre-determined average closing price of our common stock for a period of 20 consecutive trading days and the attainment of certain EBITDA levels. During the fourth quarter of 2005, we determined that based on the closing price of our common stock and the forecast EBITDA projections, it was appropriate to accrue a ratable portion of the award over the projected period of attainment. We recognized $4.5 million of expense related to this award. Of the aggregate amounts we recognized during 2005, we recorded $13.6 million as a component of selling, general and administrative expense and $0.8 million as a component of cost of coal sales. The remaining expense of $5.1 million during 2005 relates to other incentive compensation plans. During 2004, we recorded an aggregate expense of $5.5 million related to awards we granted under our long-term incentive compensation plans. Awards under these plans included restricted stock units that vest ratably over a three-year period and performance unit tied to our performance against pre-established targets, including certain financial, safety and environmental performance targets during the three-year period ending December 31, 2006. During the fourth quarter of 2003, our board of directors approved awards under a four-year performance unit plan that began in 2000. We recorded an aggregate expense of $16.2 million in 2003 related to those awards.

      Gain on sale of investment in Natural Resource Partners L.P. During 2004, we sold our remaining limited partnership units of Natural Resource Partners L.P. resulting in proceeds of approximately $111.4 million and a gain of $91.3 million. During 2003, we sold our general partner interest and subordinated units resulting in proceeds of $115.0 million and a gain of $42.7 million.
      Severance costs/reduction in workforce. During 2004, Canyon Fuel, for which we accounted under the equity method through July 31, 2004, began the process of idling its Skyline Mine. Canyon Fuel completed the idling process in May 2004. In connection with this process, Canyon Fuel incurred severance costs of $3.2 million for the year ended December 31, 2004. We reflected our share of these costs totaling $2.1 million as a component of income from equity investments.
      During the year ended December 31, 2003, we instituted cost reduction efforts throughout our operations. These cost reduction efforts included the termination of approximately 100 employees at our corporate office and Central Appalachia mining operations. Of the expense recognized, we recorded $1.6 million as a component of cost of coal sales and the remainder as a component of selling, general and administrative expenses.
      Unrealized gain on interest rate swaps that no longer qualified as hedges. We entered into several interest rate swap agreements to hedge the variable rate interest payments due under Arch Western’s term loans. Subsequent to the repayment of those term loans, the swaps no longer qualified for hedge accounting under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which we refer to as FAS 133. As such, we recognized income related to favorable changes in the market value of the swap agreements as a component of other non-operating income. During the year ended December 31, 2003, we recognized income of $13.4 million related to the unrealized gains on these swap agreements.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
      The following discussion summarizes our operating results for the year ended December 31, 2005 and compares those results to our operating results for the year ended December 31, 2004.
      Revenues. The following table summarizes the number of tons we sold during the year ended December 31, 2005 and the sales associated with those tons and compares those results to the comparable information for the year ended December 31, 2004:

	Year Ended December 31,		Increase (Decrease)

	2005	2004	$	%

	(Amounts in thousands, except per ton data)
Coal sales	$2,508,773	$1,907,168	$601,605	31.5%
Tons sold	140,202	123,060	17,142	13.9%
Coal sales realization per ton sold	$17.89	$15.50	$2.39	15.4%

      The following table shows the number of tons sold by operating segment during the year ended December 31, 2005 and compares those amounts to the comparable information for the year ended December 31, 2004:

	Tons Sold		% of Total

	2005	2004	2005	2004

	(Amounts in thousands)
Powder River Basin	91,471	81,857	65.2%	66.5%
Central Appalachia	30,532	30,008	21.8%	24.4%
Western Bituminous Region	18,199	11,195	13.0%	9.1%

Total	140,202	123,060	100.0%	100.0%

      Coal sales. The increase in our coal sales resulted from a combination of increased volumes, higher pricing, and the acquisitions of Triton in the Powder River Basin on August 20, 2004 and the remaining 35% interest in Canyon Fuel in the Western Bituminous region on July 31, 2004.
      Our volume in the Powder River Basin increased 11.7% during 2005 compared to 2004. Our volume in Central Appalachia remained relatively flat, increasing 1.7% in 2005 compared to 2004. In the Western Bituminous region, our volume increased 62.6% during the same period. In addition to an overall increase in demand, volumes in the Powder River Basin and the Western Bituminous region also benefited from the acquisitions described above.
      Our per ton realizations increased due primarily to higher contract prices in all three segments. In the Powder River Basin, our per ton realization increased 16.3% due to increased base pricing and above-market pricing on certain contracts acquired in our Triton acquisition as well as higher sulfur dioxide quality premiums resulting from higher sulfur dioxide emission allowance prices. Our per ton realization in the Central Appalachia Basin increased 17.7% as both contract and spot market prices were higher than in 2004. Additionally, we received higher sales prices on our metallurgical coal sales in 2005 compared to 2004. The Western Bituminous region’s per ton realization increased 24.7%. In addition to higher contract pricing, per ton realization in the Western Bituminous region was also affected by our acquisition of the remaining 35% interest in Canyon Fuel during the third quarter of 2004.
      On a consolidated basis, the increase in per ton realization was partially offset by the change in mix of sales volumes among our operating regions. As reflected in the table above, Central Appalachia volumes (which have the highest average realization) were relatively flat in 2005 while volumes from lower realization regions (the Powder River Basin and Western Bituminous region) increased from 2004.

      Operating costs and expenses. The following table summarizes our operating costs and expenses for the year ended December 31, 2005 and compares those results to the comparable information for the year ended December 31, 2004:

	Year Ended December 31,		Increase (Decrease)

	2005	2004	$	%

	(Amounts in thousands)
Cost of coal sales	$2,174,007	$1,638,646	$535,361	32.7%
Depreciation, depletion and amortization	212,301	166,322	45,979	27.6%
Selling, general and administrative expenses	91,568	57,975	33,593	57.9%
Other expenses	80,983	35,758	45,225	126.5%

	$2,558,859	$1,898,701	$660,158	34.8%

      Cost of coal sales. The increase in cost of coal sales is primarily due to the acquisitions of Triton in the Powder River Basin on August 20, 2004 and the remaining 35% interest in Canyon Fuel in the Western Bituminous region on July 31, 2004, along with an increase in sales-sensitive costs resulting from the increase in revenue discussed above. In addition to the acquisitions of Triton and Canyon Fuel during the third quarter of 2004, our costs of coal sales were affected by the following:

•	Production taxes and coal royalties, which we incur as a percentage of coal sales realization, increased $100.3 million during 2005 compared to 2004.

•	During 2005, our Central Appalachia operations incurred higher costs related to additional processing necessary for coal sold in metallurgical markets and to the advancement of our Mingo Logan mine into less favorable geological conditions.

•	The cost of purchased coal increased $120.5 million, reflecting a combination of increased purchase volumes and higher spot market prices that were prevalent during 2005 compared to 2004. During 2005, we utilized purchased coal to fulfill steam coal sales commitments in order to direct more of our produced coal into the metallurgical markets and to make up for production shortfalls from our Central Appalachia operations.

•	Repairs and maintenance costs increased $46.7 million during 2005 compared to 2004 due to increased repair and maintenance activity in 2005 resulting from the acquisitions in 2004 described above.

•	Costs for diesel fuel, explosives and utilities increased $29.4 million, $12.6 million and $6.4 million, respectively, in 2005 compared to 2004 as a result of higher commodity pricing and increased usage resulting from the acquisitions in 2004 described above.

•	Costs for operating supplies increased $38.5 million due partially to increased steel prices during 2005 compared to 2004 and increased usage resulting from the acquisitions in 2004 described above.
      Depreciation, depletion and amortization. The increase in depreciation, depletion and amortization is due primarily to the property additions resulting from the acquisitions made during the third quarter of 2004 and to higher capital expenditures during 2005.

      Selling, general and administrative expenses. Selling, general and administrative expenses increased during 2005 due primarily to $14.9 million expense we recognized for the performance-contingent phantom stock awards to certain employees. In addition, when comparing 2005 to 2004, costs increased as a result of higher contract services including legal and professional fees ($5.2 million), employee severance expense ($1.3 million), the establishment of a charitable foundation during the fourth quarter of 2005 ($5.0 million) and executive deferred compensation expense ($4.6 million).
      Other expenses. Other expenses increased as a result of the settlement with a landowner noted in “Items Affecting Comparability of Results” which resulted in a $16.0 million expense as well as an expense of $19.7 million recognized to reflect the change in fair value of sulfur dioxide swaps, sulfur dioxide put options and coal swaps which are derivatives but do not qualify for hedge accounting treatment.
      Our operating costs (reflected below on a per-ton basis) are defined as including all mining costs, which consist of all amounts classified as cost of coal sales (except pass-through transportation costs) and all depreciation, depletion and amortization attributable to mining operations.

	Year Ended
	December 31,		Increase (Decrease)

	2005	2004	$	%

Powder River Basin	$7.21	$6.19	$1.02	16.5%
Central Appalachia	43.24	34.84	8.40	24.1%
Western Bituminous Region	16.40	15.71	0.69	4.4%
      Powder River Basin — On a per ton basis, operating costs increased in the Powder River Basin primarily due to higher diesel fuel costs ($0.15 per ton), higher repairs and maintenance costs ($0.13 per ton), higher depreciation, depletion and amortization costs ($0.20 per ton), and increased production taxes and coal royalties ($0.41 per ton). Additionally, average costs were higher due to the integration of the North Rochelle mine into our Black Thunder mine in the third quarter of 2004. These costs would have been largely offset by increased productivity had rail service not adversely impacted volumes during the year.
      Central Appalachia — Operating cost per ton increased due to increased costs for coal purchases ($4.30 per ton), increased labor costs ($1.12 per ton), increased costs for operating supplies ($0.33 per ton), increased diesel fuel ($0.35 per ton) and production taxes and coal royalties ($0.58 per ton) as well as the increased preparation costs for metallurgical coal discussed above. Additionally, during 2005 our Mingo Logan mine has moved into less favorable geological conditions than during 2004, resulting in higher costs.
      Western Bituminous Region — Operating cost per ton increased primarily due to the West Elk thermal event noted in “Items Affecting Comparability of Reported Results”. As a result of the temporary idling of the mine, we incurred higher expenses along with reduced production.

      Other operating income. The following table summarizes our other operating income for the year ended December 31, 2005 and compares that information to the comparable information for the year ended December 31, 2004:

	Year Ended December 31,		Increase (Decrease)

	2005	2004	$	%

		(Amounts in thousands)
Income from equity investments	$—	$10,828	$(10,828)	(100.0)%
Gain on sale of Powder River Basin assets	46,547	—	46,547	100.0%
Gain on sale of Central Appalachian operations	7,528	—	7,528	100.0%
Gain on sale of investment in Natural Resource Partners L.P.	—	91,268	(91,268)	(100.0)%
Other operating income	73,868	67,483	6,385	9.5%

	$127,943	$169,579	$(41,636)	(24.6)%

      Income from equity investments. Income from equity investments for 2004 consisted of $8.4 million from our investment in Canyon Fuel and $2.4 million from our investment in Natural Resource Partners L.P. prior to our sale of those limited partnership units in March 2004.
      Gain on sale. You should see “Items Affecting Comparability of Reported Results” for more information about the gains on the sale of our Powder River Basin assets, Central Appalachian operations and our investment in Natural Resource Partners L.P.
      Other operating income. Gains on sales of assets other than those noted above were $28.2 million in 2005, compared to $6.7 million in 2004. The significant items comprising the gain are discussed in “Items Affecting Comparability of Reported Results”. This increase was partially offset by the elimination of administrative fees from Canyon Fuel subsequent to our acquisition of the remaining 35% interest during the third quarter of 2004 which resulted in $4.8 million of income in 2004, reduced bookout income, related to the netting of coal sales and purchase contracts with the same counterparty, of $9.4 million compared to the prior year and a $6.5 million decrease in 2005 compared to 2004 of previously-deferred gains from our sales of limited partnership units in Natural Resource Partners L.P. in 2003 and 2004. These deferred gains are being recognized over the terms of our leases with Natural Resource Partners L.P.
      Net interest expense. The following table summarizes our net interest expense for the year ended December 31, 2005 and compares that information to the comparable information for the year ended December 31, 2004:

			Increase (Decrease)
	Year Ended December 31,		in Net Income

	2005	2004	$	%

	(Amounts in thousands)
Interest expense	$(72,409)	$(62,634)	$(9,775)	(15.6)%
Interest income	9,289	6,130	3,159	51.5%

	$(63,120)	$(56,504)	$(6,616)	(11.7)%

      Interest expense. The increase in interest expense results from a higher amount of average borrowings in 2005 as compared to the same period in 2004. In addition, we recognized $1.4 million of interest expense associated with state tax assessments.
      Interest income. The increase in interest income resulted primarily from interest on short-term investments.
      Other non-operating income and expense. The following table summarizes our other non-operating income and expense for the year ended December 31, 2005 and compares that information to the comparable information for the year ended December 31, 2004:

	Year Ended		Increase (Decrease)
	December 31,		in Net Income

	2005	2004	$	%

	(Amounts in thousands)
Expenses resulting from early debt extinguishment and termination of hedge accounting for interest rate swaps	$(7,740)	$(9,010)	$1,270	14.1%
Other non-operating income (expense)	(3,524)	1,044	(4,568)	(437.5)%

	$(11,264)	$(7,966)	$(3,298)	(41.4)%

      Amounts reported as non-operating consist of income or expense resulting from our financing activities other than interest. As described above, our results of operations include expenses of $7.7 million for 2005 and $9.0 million for 2004 related to the termination of hedge accounting and resulting amortization of amounts that had previously been deferred. Other non-operating income includes mark-to-market adjustments related to certain swap activity that does not qualify for hedge accounting under FAS 133.
      Income taxes. The following table summarizes our income tax benefit for the year ended December 31, 2005 and compares that information to the comparable information for the year ended December 31, 2004:

	Year Ended		Increase
	December 31,		(Decrease)

	2005	2004	$	%

	(Amounts in thousands)
Income tax benefit	$34,650	$130	$34,520	NA
      Our effective tax rate is sensitive to changes in estimates of annual profitability and percentage depletion. The increase in the income tax benefit in 2005 as compared to 2004 is primarily the result of the taxable income from non-mining sources from the sale of the Natural Resource Partners L.P. limited partnership units in the first quarter of 2004. The benefit for 2005 is the result of our taxable income and the effect of percentage depletion on our results.
      Deferred tax assets and liabilities are recorded at the maximum effective tax rate. Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. We have historically been subject to alternative minimum tax, which we refer to as AMT, and it is more likely than not that we will remain an AMT taxpayer in the foreseeable future. Valuation allowances are established against deferred tax assets so as to value the asset to an amount that is realizable, as described in

“Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies.”

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      The following discussion summarizes our operating results for the year ended December 31, 2004 and compares those results to our operating results for the year ended December 31, 2003.
      Revenues. The following table summarizes the number of tons we sold during the year ended December 31, 2004 and the sales associated with those tons and compares those results to the comparable information for the year ended December 31, 2003:

	Year Ended December 31,		Increase (Decrease)

	2004	2003	$	%

	(Amounts in thousands, except per ton data)
Coal sales	$1,907,168	$1,435,488	$471,680	32.9%
Tons sold	123,060	100,634	22,426	22.3%
Coal sales realization per ton sold	$15.50	$14.26	$1.24	8.7%
      The following table shows the number of tons sold by operating segment during the year ended December 31, 2004 and compares those amounts to the comparable information for the year ended December 31, 2003:

	Tons Sold		% of Total

	2004	2003	2004	2003

	(Amounts in thousands)
Powder River Basin	81,857	64,050	66.5%	63.6%
Central Appalachia	30,008	29,667	24.4%	29.5%
Western Bituminous Region	11,195	6,917	9.1%	6.9%

Total	123,060	100,634	100.0%	100.0%

      Coal sales. The increase in coal sales resulted from the combination of increased volumes, higher pricing and the acquisitions of Triton and the remaining 35% interest in Canyon Fuel during the third quarter of 2004.
      Our volume in the Powder River Basin increased 27.8%. In the Central Appalachian region, our volume increased 1.2%, and in the Western Bituminous region, our volume increased 61.9%. In addition to an overall increase in demand, volumes in both the Powder River Basin and the Western Bituminous region also benefited from the acquisitions described above.
      Our per ton realizations increased due primarily to higher contract prices in all three segments. In the Powder River Basin, our per ton realization increased 11.3% due to above-market pricing on certain contracts acquired in the Triton acquisition. The Central Appalachia region experienced the largest per ton realization increase (an increase of 21.3%), as both contract and spot market prices were higher than in 2003. Additionally, a higher percentage of our sales were metallurgical coal sales in 2004 as compared to 2003. The Western Bituminous region’s per ton realization increased 13.4%. In addition to higher contract pricing, per ton realization in the Western Bituminous region was also affected by our acquisition of the remaining 35% interest in Canyon Fuel during the third quarter of 2004.
      On a consolidated basis, the increase in per ton realization was partially offset by the change in mix of sales volumes among our operating regions. As reflected in the table above, Central Appalachia volumes (which have the highest average realization) remained relatively flat while volumes from lower realization regions (the Powder River Basin and Western Bituminous region) increased from 2003.
      Operating costs and expenses. The following table summarizes our operating costs and expenses for the year ended December 31, 2004 and compares those results to the comparable information for the year ended December 31, 2003:

	Year Ended December 31,		Increase (Decrease)

	2004	2003	$	%

	(Amounts in thousands)
Cost of coal sales	$1,638,646	$1,280,608	$358,038	28.0%
Depreciation, depletion and amortization	166,322	158,464	7,858	5.0%
Selling, general and administrative expenses	57,975	60,159	(2,184)	(3.6)%
Other expenses	35,758	18,245	17,513	96.0%

	$1,898,701	$1,517,476	$381,225	25.1%

      Cost of coal sales. The increase in cost of coal sales is primarily due to the increase in revenues discussed above. Our costs of coal sales were affected by the following:

•	Production taxes and coal royalties, which we incur as a percentage of coal sales realization, increased $71.8 million.

•	Poor rail performance during 2004 resulted in missed shipments and disruptions in production.

•	Our Central Appalachia operations incurred higher costs related to additional processing necessary to sell coal in metallurgical markets.

•	The cost of purchased coal increased $105.9 million, reflecting a combination of increased purchase volumes and higher spot market prices that were prevalent during 2004. During 2004, we utilized purchased coal to fulfill steam coal sales commitments in order to direct more of our produced coal into the metallurgical markets.

•	Costs for explosives increased $9.5 million, and diesel fuel increased $22.4 million as a result of higher commodity prices.

•	Costs for operating supplies increased $16.9 million due primarily to increased commodity and steel prices during the year.

•	Repairs and maintenance costs increased $21.3 million due partially to the acquisitions made during the third quarter of 2004.

•	During the first quarter of 2004, we reflected the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, in accordance with the provisions of FASB Staff Position No. FAS 106-2, “Accounting and Disclosure Requirements related to the Medicare Prescription Drug,

Improvement and Modernization Act of 2003.” Incorporation of the provisions of the act resulted in a $68.0 million reduction of our postretirement medical benefit obligation. Postretirement medical expenses for fiscal year 2004 after incorporation of the provisions of the act resulted in $18.2 million less expense than that previously anticipated (substantially all of which is recorded as a component of cost of coal sales). The benefit for the year ending December 31, 2004 was partially offset by increased costs resulting from changes to other actuarial assumptions that were incorporated at the beginning of the year.

      Depreciation, depletion and amortization. The increase in depreciation, depletion and amortization is due primarily to the property additions resulting from the acquisitions made during the third quarter of 2004.
      Selling, general and administrative expenses. Selling, general and administrative expenses decreased due to a four year performance unit plan award that began in 2000 and approved by our board of directors in 2003. We recorded an aggregate expense of $16.2 million related to that award in 2003. During 2004, we recorded an aggregate expense of $5.5 million related to awards we granted under our long-term incentive compensation plans. Awards under these plans included restricted stock units that vest ratably over a three-year period and performance units tied to our performance against pre-established targets, including certain financial, safety and environmental performance targets during the three-year period ending December 31, 2006. Partially offsetting the decrease were higher legal and professional fees ($2.1 million), franchise taxes ($2.9 million) and higher expenses resulting from amounts expected to be earned under our annual incentive plans ($3.7 million).
      Other expenses. The increase in other expenses is primarily a result of an increase in bookout costs related to the netting of coal sales and purchase contracts with the same counterparty.
      Our operating costs (reflected below on a per-ton basis) are defined as including all mining costs, which consist of all amounts classified as cost of coal sales (except pass-through transportation costs) and all depreciation, depletion and amortization attributable to mining operations.

	Year Ended
	December 31,		Increase (Decrease)

	2004	2003	$	%

Powder River Basin	$6.19	$5.45	$0.74	13.6%
Central Appalachia	$34.84	$30.87	$3.97	12.9%
Western Bituminous Region	$15.71	$15.41	$0.30	1.9%
      Powder River Basin — On a per-ton basis, operating costs increased in the Powder River Basin primarily due to increased cost of purchased coal ($0.31 per ton), increased production taxes and coal royalties ($0.17 per ton) and to the higher explosives and diesel fuel costs discussed above. Additionally, average costs were higher due to the integration of the North Rochelle mine into our Black Thunder mine.
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
      Other operating income. The following table summarizes our other operating income for the year ended December 31, 2004 and compares that information to the comparable information for the year ended December 31, 2003:

	Year Ended December 31,		Increase (Decrease)

	2004	2003	$	%

	(Amounts in thousands)
Income from equity investments	$10,828	$34,390	$(23,562)	(68.5)%
Gain on sale of investment in Natural Resource Partners L.P.	91,268	42,743	48,525	113.5%
Other operating income	67,483	45,226	22,257	49.2%

	$169,579	$122,359	$47,220	38.6%

      Income from equity investments. Income from equity investments for 2004 consisted of $8.4 million from our investment in Canyon Fuel and $2.4 million from our investment in Natural Resource Partners L.P. prior to the sale of those limited partnership units in March 2004. For 2003, income from equity investments consisted of $19.7 million of income from our investment in Canyon Fuel and $14.7 million from our investment in Natural Resource Partners L.P. The decline in income from our investment in Canyon Fuel results from the consolidation of Canyon Fuel into our financial statements subsequent to the July 31, 2004 purchase date, lower production and sales levels at Canyon Fuel prior to the acquisition and additional costs related to idling the Skyline Mine, including the severance costs noted above.
      You should see “Items Affecting Comparability of Reported Results” for more information about the gains on the sale of our Powder River Basin assets, Central Appalachian operations and our investment in Natural Resource Partners L.P.
      Other operating income. The increase in other operating income is primarily due to the recognition in 2004 of $13.9 million of previously-deferred gains from our sales of limited partnership units in Natural Resource Partners L.P. in 2003 and 2004. These deferred gains are being recognized over the terms of our leases with Natural Resource Partners L.P. The increase is also due to gains recognized on land sales of $6.7 million in 2004 compared to $3.8 million in 2003.
      Net interest expense. The following table summarizes our net interest expense for the year ended December 31, 2004 and compares that information to the comparable information for the year ended December 31, 2003:

			Increase (Decrease)
	Year Ended December 31,		in Net Income

	2004	2003	$	%

	(Amounts in thousands)
Interest expense	$(62,634)	$(50,133)	$(12,501)	(24.9)%
Interest income	6,130	2,636	3,494	132.5%

	$(56,504)	$(47,497)	$(9,007)	(19.0)%

      The increase in interest expense results from a higher average interest rate in the first six months of 2004 as compared to the same period in 2003 as well as a higher amount of average borrowings from August through December 2004 as compared to the prior year. In 2004, our outstanding borrowings consisted primarily of fixed rate borrowings, while borrowings in the first half of 2003 were primarily variable rate borrowings. Short-term interest rates in 2003 were lower than the fixed rate borrowing that made up the majority of average debt balances in 2004.
      The increase in interest income is partly due to interest on the federal income tax refunds discussed above. The remaining increase results primarily from interest on short-term investments.
      Other non-operating income and expense. The following table summarizes our other non-operating income and expense for the year ended December 31, 2004 and compares that information to the comparable information for the year ended December 31, 2003:

	Year Ended		Increase (Decrease)
	December 31,		in Net Income

	2004	2003	$	%

	(Amounts in thousands)
Expenses resulting from early debt extinguishment and termination of hedge accounting for interest rate swaps	$(9,010)	$(8,955)	$(55)	(0.6)%
Other non-operating income	1,044	13,211	(12,167)	(92.1)%

	$(7,966)	$4,256	$(12,222)	(287.2)%

      Amounts reported as non-operating consist of income or expense resulting from our financing activities other than interest. As described above, we recorded expenses of $8.3 million for the year ended December 31, 2004 and $4.3 million for the year ended December 31, 2003 related to the termination of hedge accounting and resulting amortization of amounts that had previously been deferred. Additionally, we incurred expenses of $0.7 million for the year ended December 31, 2004 and $4.7 million for the year ended December 31, 2003 related to early debt extinguishment costs.
      Other non-operating income in 2003 was primarily from mark-to-market adjustments on swaps as described above. During 2003, we terminated these positions or entered into offsetting positions.
      Income taxes. The following table summarizes our income tax benefit for the year ended December 31, 2004 and compares that information to the comparable information for the year ended December 31, 2003:

	Year Ended
	December 31,		Increase (Decrease)

	2004	2003	$	%

		(Amounts in thousands)
Income tax benefit	$130	$23,210	$(23,080)	(99.4)%
      Our effective tax rate is sensitive to changes in estimates of annual profitability and percentage depletion. The income tax benefit recorded in 2004 is due primarily to a $7.1 million benefit due to favorable tax settlements and a $9.7 million reduction in income tax reserves associated with the completion of the 1999 through 2002 federal income tax audits. The change is also the result of the tax benefit from percentage depletion offset by the tax impact from the sales of limited partnership units in Natural Resource Partners L.P. throughout 2004.

Liquidity and Capital Resources
      Our primary sources of cash include sales of our coal production to customers, sales of assets and debt and equity offerings related to significant transactions. Excluding any significant mineral reserve acquisitions, we generally satisfy our working capital requirements and fund capital expenditures and debt-service obligations with cash generated from operations. Our ability to satisfy debt service obligations, to fund planned capital expenditures, to make acquisitions and to pay dividends will depend upon our future operating performance, which will be affected by prevailing economic conditions in the coal industry and financial, business and other factors, some of which are beyond our control. We had no loans outstanding under our revolving credit agreement as of December 31, 2005.
      The following is a summary of cash provided by or used in each of the indicated types of activities during the past three years:

	Year Ended December 31,

	2005	2004	2003

	(Amounts in thousands)
Cash provided by (used in):
Operating activities	$254,607	$148,728	$162,361
Investing activities	(291,543)	(597,294)	6,832
Financing activities	(25,730)	517,192	75,791
      Cash provided by operating activities increased during 2005 compared to 2004 primarily as a result of improved performance at our operations in addition to a decreased investment in working capital. While trade accounts receivable and inventory represented the largest use of funds, increasing by $86.8 million in 2005 compared to an increase of $44.0 million in 2004, those increases were offset by an increase in accounts payable and accrued expenses of more than $108.5 million in 2005 compared to a decrease of $6.8 million in 2004. In addition, we received $14.7 million during the second quarter of 2005 related to payment of receivables for settled audit years from the Internal Revenue Service.
      Cash provided by operating activities declined in 2004 as compared to 2003 primarily as a result of increased investment in working capital. Trade accounts receivable represented the largest use of funds, increasing by more than $31.5 million (net of amounts acquired in business combinations) in 2004. The increase in trade accounts receivables in 2004 resulted from higher sales levels during the period, as revenues increased approximately 33% in 2004 as compared to 2003. Additionally, inventory increased by more than $12.0 million (net of amounts acquired in business combinations) in 2004. Continued rail difficulties resulted in missed shipments and caused the increase in inventory in 2004.
      Cash used in investing activities in 2005 was $305.8 million lower than in 2004, due to acquisitions in July 2004 of the 35% of the Canyon Fuel common stock not previously owned by us and the North Rochelle operations from Triton in August 2004, offset by partially higher capital expenditures and payments to affiliates and to purchase equity investments of $23.3 million in 2005. Offsetting uses of cash were proceeds from the sales of land and equipment were $117.0 million, including $84.6 million related to the sale of the Powder River Basin assets discussed in “Results of Operations”, compared to $7.4 million in 2004. In 2004, proceeds of $111.4 million were received from the sale of limited partnership units in Natural Resource Partners L.P.

      Capital expenditures of $357.1 million in 2005 increased $64.5 million, fueled by increases in capital spending at the Central Appalachia operations of approximately $150.1 million, offset by a decrease in payments made on a federal coal lease known as Little Thunder discussed below. The increase in Central Appalachia operations includes the development and construction of the Mountain Laurel mining complex, where expenditures of $88.3 million in 2005 represented an increase of approximately $83.0 million over 2004. We financed the Canyon Fuel acquisition with a $22.0 million five-year note and approximately $90.0 million of cash on hand. We financed the Triton acquisition with borrowings under the revolving credit facility of $22.0 million, a term loan in the amount of $100.0 million, and with cash on hand.
      Cash provided by investing activities in 2003 reflects the receipt of $115.0 million from the sale of the subordinated units and general partner interest of Natural Resource Partners L.P. and the receipt of $52.5 million from the buyout of a coal supply contract with above-market pricing. These non-recurring cash inflows offset our capital expenditures and advance royalty payments which totaled $165.0 million.
      Capital expenditures are made to improve and replace existing mining equipment, expand existing mines, develop new mines and improve the overall efficiency of mining operations. We anticipate that capital expenditures during 2006 will range from $525 to $575 million. This estimate includes capital expenditures related to development work at certain of our mining operations, including the Mountain Laurel complex in West Virginia and the North Lease mine in Utah formerly known as Skyline and our second $122.2 million installment for the Little Thunder coal lease. Also, this estimate assumes no other acquisitions, significant expansions of our existing mining operations or additions to our reserve base. We anticipate that we will fund these capital expenditures with available cash, existing credit facilities and cash generated from operations.
      On September 22, 2004, the Bureau of Land Management accepted our bid of $611.0 million for a 5,084-acre federal coal lease known as Little Thunder, which is adjacent to our Black Thunder mine in the Powder River Basin. According to the BLM, the lease contains approximately 719.0 million mineable tons of compliance coal. We paid the first of five annual payments at the time of the bid. We will make the remaining four annual lease payments in fiscal years 2006 through 2009.
      Cash used in financing activities during 2005 consists primarily of net payments on our revolving credit facility of $25.0 million, net payments on our long-term debt of $2.4 million and dividend payments of $27.6 million, offset partially by $31.9 million in proceeds from the issuance of common stock under our employee stock incentive plan. Cash provided by financing activities in 2004 consists primarily of proceeds from the issuance of senior notes of $261.9 million and proceeds from the issuance of common stock through a public offering of $230.5 million described below. Additionally, financing activities in 2004 also include net borrowings under our revolving credit facility of $25.0 million, proceeds of $37.0 million from the issuance of common stock under our employee stock incentive plan and dividend payments of $24.0 million. Cash provided by financing activities in 2003 reflects the proceeds from the issuance of the Arch Western Finance senior notes (which were used to retire Arch Western’s existing bank debt) and the proceeds from the sale of preferred stock described below.
      On January 31, 2003, we completed a public offering of 2,875,000 shares of 5% Perpetual Cumulative Convertible Preferred Stock. The net proceeds from the offering of approximately $139.0 million were used to reduce indebtedness under our revolving credit facility and for working capital and general corporate purposes, including potential acquisitions.

      On June 25, 2003, Arch Western Finance, LLC, a subsidiary of Arch Western, completed the offering of $700 million of 6 3/4% senior notes due 2013. We used the proceeds of the offering primarily to repay Arch Western’s existing term loans. Interest on the senior notes is payable on January 1 and July 1 each year commencing January 1, 2004. The senior notes are guaranteed by Arch Western and certain of Arch Western’s subsidiaries and are secured by a security interest in promissory notes we issued to Arch Western evidencing cash loaned to us by Arch Western. The terms of the senior notes contain restrictive covenants that limit Arch Western’s ability to, among other things, incur additional debt, sell or transfer assets, and make investments.
      On October 22, 2004, two subsidiaries of Arch Western, as co-obligors, issued $250 million of 6 3/4% senior notes due 2013 at a price of 104.75% of par. The net proceeds of the offering were used to repay and retire the outstanding indebtedness under Arch Western’s $100.0 million term loan maturing in 2007, to repay indebtedness under our revolving credit facility and for general corporate purposes.
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
      We filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission on November 24, 2004 that allows us to offer and sell from time to time unsecured debt securities consisting of notes, debentures, and other debt securities, common stock, preferred stock, warrants, and/or units totaling a maximum of $1.0 billion. Related proceeds could be used for general corporate purposes including repayment of other debt, capital expenditures, possible acquisitions and any other purposes that may be stated in any prospectus supplement.
      We believe that cash generated from operations and our borrowing capacity will be sufficient to meet working capital requirements, anticipated capital expenditures and scheduled debt payments for at least the next several years.
      On December 22, 2004, we entered into a $700.0 million revolving credit facility that matures on December 22, 2009. The rate of interest on borrowings under the credit facility is a floating rate based on LIBOR. The credit facility is secured by substantially all of our assets as well as our ownership interests in substantially all of our subsidiaries, except our ownership interests in Arch Western and its subsidiaries. The credit facility replaced our existing $350.0 million revolving credit facility. At December 31, 2005, we had $96.5 million in letters of credit outstanding which, when combined with no outstanding borrowings under the revolver, resulted in $603.5 million of unused borrowings under the revolver. At December 31, 2005, financial covenant requirements do not restrict the amount of unused capacity available to us for borrowing and letters of credit.
      Financial covenants contained in our revolving credit facility consist of a maximum leverage ratio, a maximum senior secured leverage ratio and a minimum interest coverage ratio. The leverage ratio requires that we not permit the ratio of total net debt (as defined in the facility) at the end of any calendar quarter to EBITDA (as defined in the facility) for the four quarters then ended to exceed a specified amount. The interest coverage ratio requires that we not permit the ratio of EBITDA (as defined) at the end of any calendar quarter to interest expense for the four quarters then ended to be less than a specified amount. The senior secured leverage ratio requires that we not permit the ratio of total net senior secured debt (as defined) at the end of any calendar quarter to EBITDA (as defined) for the four quarters then ended to exceed a specified amount. We were in compliance with all financial covenants at December 31, 2005.
      At December 31, 2005, debt amounted to $982.4 million, or 45% of capital employed, compared to $1,011.1 million, or 48% of capital employed at December 31, 2004. Based on the level of consolidated indebtedness and prevailing interest rates at December 31, 2005, debt service obligations, which include the current maturities of debt and interest expense for 2006, are estimated to be $85.8 million.
      We periodically establish uncommitted lines of credit with banks. These agreements generally provide for short-term borrowings at market rates. At December 31, 2005, there were $20 million of such agreements in effect, of which none were outstanding.
      On February 10, 2006, we established a $100 million receivables securitization program which expires on February 3, 2011. Pursuant to the program, we may sell, up to $100 million of eligible trade receivables, which have been contributed to our wholly-owned, bankruptcy-remote subsidiary, to a multi-seller, asset-backed commercial paper conduit, on a revolving basis and without recourse.
      Under the terms of the program, eligible trade receivables consist of trade receivables generated by our operating subsidiaries. Although the participants in the program bear the risk of non-payment of purchased receivables, we have agreed to indemnify the participants with respect to various matters, and we may be required to repurchase receivables which do not comply with the requirements of the program. The participants under the program will be entitled to receive payments reflecting a specified discount on amounts funded under the program, including drawings under letters of credit, calculated on the basis of the base rate or commercial paper rate, as applicable. We will pay facility fees, program fees and letter of credit fees (based on amounts of outstanding letters of credit) at rates that vary with our debt ratings.
      Under the program, we are subject to certain affirmative, negative and financial covenants customary for financings of this type, including restrictions related to, among other things, liens, payments, merger or consolidation and amendments to the agreements underlying the receivables pool. The administrator may terminate the program upon the occurrence of certain events that are customary for facilities of this type (with customary grace periods, if applicable), including, among other things, breaches of covenants, inaccuracies of representations and warranties, bankruptcy and insolvency events, changes in the rate of default or delinquency of the receivables above specified levels, a change of control and material judgments. A termination event would permit the administrator to terminate the program and enforce any and all rights, subject to cure provisions, where, applicable. Additionally, the program contains cross-default provisions, which would allow the administrator to terminate the program in the event of non-payment of other material indebtedness when due, and any other event which results in the acceleration of the maturity of material indebtedness.

Quantitative and Qualitative Disclosures About Market Risk
      We are exposed to market risk associated with interest rates due to our existing level of indebtedness. At December 31, 2005, substantially all of our outstanding debt bore interest at fixed rates.
      We are exposed to price risk related to the value of sulfur dioxide emission allowances that are a component of the quality adjustment provisions in many of our coal supply contracts. We have purchased put options and entered into swap contracts to reduce volatility in the price of sulfur dioxide emission allowances. These contracts serve to protect us from any possible downturn in the price of sulfur dioxide emission allowances. The put option agreements grant us the right to sell a certain quantity of sulfur dioxide emission allowances at a specified price on a specified date. The swap agreements essentially fix the price we receive for sulfur dioxide emission allowances by allowing us to receive a fixed sulfur dioxide allowance price and pay a floating sulfur dioxide allowance price.
      We are also exposed to the risk of fluctuations in cash flows related to our purchase of diesel fuel. We enter into forward physical purchase contracts and heating oil swaps and options to reduce volatility in the price of diesel fuel for our operations. The swap agreements essentially fix the price paid for diesel fuel by requiring us to pay a fixed heating oil price and receive a floating heating oil price. The call options protect against increases in diesel fuel by granting us the right to participate in increases in heating oil prices. The changes in the floating heating oil price highly correlate to changes in diesel fuel prices. Accordingly, the derivatives qualify for hedge accounting and the asset of $8.7 million representing the fair value of the derivatives is recorded through other comprehensive income.
      In the past, we have utilized interest rate swap agreements to modify the interest characteristics of our outstanding debt, including amounts due under the Arch Western term loans. The swap agreements essentially convert variable-rate debt to fixed-rate debt. These agreements required the exchange of amounts based on variable interest rates for amounts based on fixed interest rates over the life of the agreement. We terminated these swaps in the fourth quarter of 2005.
      The discussion below presents the sensitivity of the market value of our financial instruments to selected changes in market rates and prices. The range of changes reflects our view of changes that are reasonably possible over a one-year period. Market values are the present value of projected future cash flows based on the market rates and prices chosen. The major accounting policies for these instruments are described in Note 1 to our consolidated financial statements.
      With respect to our sulfur dioxide emission allowance put option and swap positions, as well as our heating oil swap positions, a change in price of the underlying products impacts our net financial instrument position. At December 31, 2005, a $100 decrease in the price of sulfur dioxide emission allowances would result in a $1.3 million increase in the fair value of the financial position of our sulfur dioxide emission allowance put option and swap agreements. At December 31, 2005, a $0.05 per gallon increase in the price of heating oil would result in a $1.6 million increase in the fair value of the financial position of our heating oil swap agreements.

Contractual Obligations
      The following is a summary of our significant contractual obligations as of December 31, 2005:

	Payments Due by Period

	2006	2007-2008	2009-2010	After 2010

	(Amounts in thousands)
Long-term debt, including related interest	$10,649	$7,277	$4,347	$960,246
Operating leases	24,089	43,402	30,078	42,078
Royalty leases	148,590	171,135	168,927	44,742
Unconditional purchase obligations	582,664	83,525	113	—

Total contractual obligations	$765,992	$305,339	$203,465	$1,047,066

      Royalty leases represent non-cancelable royalty lease agreements as well as federal lease bonus payments due under the Little Thunder lease. Remaining payments due under the Little Thunder lease will be paid in four equal annual installments of $122.2 million in fiscal years 2006 through 2009. Unconditional purchase obligations represent amounts committed for purchases of materials and supplies, payments for services, purchased coal, and capital expenditures.
      We currently anticipate making contributions of approximately $21.0 million to the pension plan in 2006.
      We believe that our on-hand cash balance, cash generated from operations, and borrowing capacity under our revolving credit facility and other debt facilities will be sufficient to meet these obligations and our requirements for working capital and capital expenditures.
Off-Balance Sheet Arrangements
      In the normal course of business, we are a party to certain off-balance sheet arrangements. These arrangements include guarantees, indemnifications, financial instruments with off-balance sheet risk, such as bank letters of credit and performance or surety bonds. Liabilities related to these arrangements are not reflected in our consolidated balance sheets, and we do not expect any material adverse effects on our financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.
      We use a combination of surety bonds, corporate guarantees (i.e. self bonds) and letters of credit to secure our financial obligations for reclamation, workers’ compensation, postretirement benefits, coal lease obligations and other obligations as follows as of December 31, 2005 (dollars in millions):

			Workers’	Retiree
	Reclamation	Lease	Compensation	Healthcare
	Obligations	Obligations	Obligations	Obligations	Other	Total

Self bonding	$229.9	$—	$—	$—	$—	$229.9
Surety bonds	238.7	33.9	14.7	—	136.2	423.5
Letters of credit	11.3	—	45.1	27.5	13.8	97.7
      In accordance with the purchase and sale agreement with Magnum Coal, we have agreed to continue to provide surety bonds and letters of credit for reclamation and workers’ compensation obligations of Magnum related to the properties sold by us to them in order to facilitate an orderly transition. The purchase and sale agreement requires Magnum to reimburse us for costs related to the surety bonds and letters of credit and to use commercially reasonable efforts after closing to replace the obligations. If the surety bonds and letters of credit related to the reclamation obligations are not replaced by Magnum within two years of closing of the transaction, then Magnum will post a letter of credit in favor of us in the amounts of the obligations. If letter of credit related to the workers’ compensation obligation is not replaced within 360 days following the closing of the transaction, Magnum shall post a letter of credit in favor of us in the amounts of the obligation. Of the surety bonds related to reclamation obligations, $92.8 million relate to properties sold to Magnum while $10.5 million of letters of credit related to the retiree healthcare obligation relates to the properties sold to Magnum.
      In addition, we have agreed to guarantee the performance of Magnum with respect to three coal sales contracts and several property leases we sold to Magnum. If Magnum is unable to perform with respect to the coal sales contracts, we would be required to purchase coal on the open market or supply the contract from our existing operations. If we purchased all of the coal for these contracts at today’s market prices, we would incur a loss of approximately $654.0 million related to the contracts. If Magnum is unable to perform with respect to the property leases, we would be responsible for future minimum royalty payments of approximately $12.4 million. We believe it is remote we would be liable for any obligation related to these guarantees.
      In connection with our June 1, 1998 acquisition of Atlantic Richfield Company’s coal operations, we entered into an agreement under which we agreed to indemnify Atlantic Richfield against specified tax liabilities in the event that these liabilities arise prior to June 1, 2013 as a result of certain actions taken, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western, or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the acquisition. Atlantic Richfield was acquired by BP p.l.c. in 2000. If such indemnification obligation were to arise, it could potentially have a material adverse effect on our business, results of operations and financial condition.
      In addition, tax reporting applied to this transaction by the other member of Arch Western is under review by the IRS. We do not believe it is probable that we will be impacted by the outcome of this review. If the outcome of this review results in adjustments, we may be required to adjust our deferred income taxes associated with our investment in Arch Western. Given the uncertainty of an adverse outcome impacting our deferred income tax position as well as offsetting tax positions we may be able to take, we are not able to determine a range of the potential outcomes related to this issue. Any change that impacts us related to the IRS review of the other member of this transaction potentially could have a material adverse impact on our financial statements.
      You should also see Note 20 to our consolidated financial statements for more information about our guarantee and indemnification obligations.
Contingencies
      Reclamation. The Federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes require that mine property be restored in accordance with specified standards and an approved reclamation plan. We accrue for the costs of reclamation in accordance with the provisions of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” which we refer to as FAS 143, adopted as of January 1, 2003. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Other costs of reclamation common to surface and underground mining are related to reclaiming refuse and slurry ponds, eliminating sedimentation and drainage control structures, and dismantling or demolishing equipment or buildings used in mining operations. The establishment of the asset retirement obligation liability is based upon permit requirements and requires various estimates and assumptions, principally associated with costs and productivities.
      We review our entire environmental liability periodically and make necessary adjustments, including permit changes and revisions to costs and productivities to reflect current experience. Our management believes it is making adequate provisions for all expected reclamation and other associated costs.
      Permit Litigation Matters. A group of local and national environmental organizations filed suit against the U.S. Army Corps of Engineers in the U.S. District Court in Huntington, West Virginia on October 23, 2003. In its complaint, Ohio River Valley Environmental Coalition, et al v. Bulen, et al, the plaintiffs allege that the Corps has violated its statutory duties arising under the Clean Water Act, the Administrative Procedure Act and the National Environmental Policy Act in issuing the Nationwide 21 general permit. The plaintiffs allege that the procedural requirements of the three federal statutes identified in their complaint have been violated, and that the Corps may not utilize the mechanism of a nationwide permit to authorize valley fills. If the plaintiffs prevail in this litigation, it may delay our receipt of these permits.
      On July 8, 2004, the District Court entered a final order enjoining the Corps from authorizing new valley fills using the mechanism of its nationwide permit. The District Court modified its earlier decision on August 13, 2004, when it directed the Corps to suspend all permits for fills that had not commenced construction as of July 8, 2004.
      Three permits issued at two of our operating subsidiaries were affected by the Court’s order. Although the two operating subsidiaries were prohibited from constructing the fills previously authorized, the Court’s order did allow them to permit the fill construction using the mechanism of an individual section 404 Clean Water Act permit. We do not believe that obtaining an individual permit will adversely impact either of the operating subsidiaries.
      The Corps and five intervening trade associations, three of which we are a member, filed an appeal with the U.S. Court of Appeals for the Fourth Circuit in this matter on September 16, 2004. The matter was briefed and argued before the Fourth Circuit on September 19, 2005. On November 23, 2005, the Fourth Circuit reversed the District Court’s decision but remanded the case for decision on the Clean Water Act, the Administrative Procedure Act and the National Environmental Policy Act claims not addressed by the District Court in its initial decision. The plaintiffs filed a petition for rehearing by the Fourth Circuit. On February 15, 2006, the Fourth Circuit rejected the plantiff’s request for rehearing. The Fourth Circuit’s ruling technically re-instates its nationwide permit in the Southern District of West Virginia.
      While the outcome of this litigation is subject to uncertainties, based on our preliminary evaluation of the issues and the potential impact on us, we believe this matter will be resolved without a material adverse effect on our financial condition or results of operations or liquidity.
      West Virginia Flooding Litigation. We and three of our subsidiaries have been served, among others, in seventeen separate complaints filed and served in Wyoming, McDowell, Fayette, Kanawha, Raleigh, Boone and Mercer Counties, West Virginia. These cases collectively include approximately 3,100 plaintiffs who are seeking to recover from more than 180 defendants for property damage and personal injuries arising out of flooding that occurred in southern West Virginia on or about July 8, 2001. The plaintiffs have sued coal, timber, oil and gas, and land companies under the theory that mining, construction of haul roads and removal of timber caused natural surface waters to be diverted in an unnatural way, thereby causing damage to the plaintiffs. The West Virginia Supreme Court has ruled that these cases, along with thirty-seven other flood damages cases not involving our subsidiaries, be handled pursuant to the Court’s Mass Litigation rules. As a result of this ruling, the cases have been transferred to the Circuit Court of Raleigh County in West Virginia to be handled by a panel consisting of three circuit court judges, which certified certain legal issues back to the West Virginia Supreme Court. The West Virginia Supreme Court responded to the questions certified, and discovery is underway. Trials, by watershed, are expected to begin this year and will proceed in phases.
      While the outcome of this litigation is subject to uncertainties, based on our preliminary evaluation of the issues and the potential impact on us, we believe this matter will be resolved without a material adverse effect on our financial condition or results of operations or liquidity.
      Ark Land Company v. Crown Industries. In response to a declaratory judgment action filed by Ark Land Company, a subsidiary of ours, in Mingo County, West Virginia, against Crown Industries involving the interpretation of a severance deed under which Ark Land controls the coal and mining rights on property in Mingo County, West Virginia, Crown Industries filed a counterclaim against Ark Land and a third party complaint against us and two of our other subsidiaries seeking damages for trespass, nuisance and property damage arising out of the exercise of rights under the severance deed on the property by our subsidiaries. The defendant alleged that our subsidiaries had insufficient rights to haul certain foreign coals across the property without payment of certain wheelage or other fees to the defendant. In addition, the defendant alleged that we and our subsidiaries violated West Virginia’s Standards for Management of Waste Oil and the West Virginia Surface Coal Mining and Reclamation Act. This case went to trial on October 4, 2005. Crown Industries’ counterclaim against Ark Land was dismissed along with its cross claim against one of our subsidiaries and its claims for trespass, nuisance and wheelage. On October 12, 2005, the jury entered a verdict in favor of Crown Industries on its remaining claims, assessing damages against us and our subsidiary in the amount of $2.5 million. The jury found in our favor on our indemnity claim against our subsidiary’s contractor, and awarded us $1.25 million on that claim. Crown Industries also was awarded its reasonable attorneys’ fees, which had not yet been determined. We have reached a settlement in principle with Crown Industries.
      Shonk Land Company v. Ark Land Company. Shonk Land Company leases certain West Virginia real estate to our subsidiary Ark Land Company in exchange for royalties on coal mined from it. Shonk Land Company filed a lawsuit in the Circuit Court for Kanawha County, West Virginia, claiming, among other things, that Ark Land Company misrepresented certain facts involving a lease amendment and that it miscalculated and underpaid royalties under the lease. Shonk Land Company sought damages of approximately $14.5 million. Ark Land disputed its claims and filed a counterclaim for overpayment of royalties in the approximate amount of $260,000. The court directed the parties to arbitrate their dispute in accordance with the terms of their lease. The arbitration began on October 31, 2005, but the parties reached a settlement before the arbitrators decided the case.
      We are a party to numerous other claims and lawsuits and are subject to numerous other contingencies with respect to various matters. We provide for costs related to contingencies, including environmental, legal and indemnification matters, when a loss is probable and the amount is reasonably determinable. After conferring with counsel, it is the opinion of management that the ultimate resolution of these claims, to the extent not previously provided for, will not have a material adverse effect on our consolidated financial condition, results of operations or liquidity.
Critical Accounting Policies
      We prepare our financial statements in accordance with accounting principles that are generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Additionally, these estimates and judgments are discussed with our Audit Committee on a periodic basis. Actual results may differ from the estimates used under different assumptions or conditions. Note 1 to our consolidated financial statements provides a description of all significant accounting policies. We believe that of these significant accounting policies, the following may involve a higher degree of judgment or complexity:

Asset Retirement Obligations
      Our asset retirement obligations arise from the federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. Significant reclamation activities include reclaiming refuse and slurry ponds, reclaiming the pit and support acreage at surface mines, and sealing portals at deep mines. We account for the costs of our reclamation activities in accordance with the provisions of FAS 143. We determine the future cash flows necessary to satisfy our reclamation obligations on a mine-by-mine basis based upon current permit requirements and various estimates and assumptions, including estimates of disturbed acreage, cost estimates, and assumptions regarding productivity. We determine estimates of disturbed acreage based on approved mining plans and related engineering data. We base our cost estimates on historical internal or third-party costs depending on how we expect to perform the work. We base productivity assumptions on historical experience with the equipment that we expect to utilize in the reclamation activities. In accordance with the provisions of FAS 143, we determine the fair value of our asset retirement obligations. In order to determine fair value, we must also estimate a discount rate and third-party margin. Each estimate is discussed in further detail below:

•	Discount rate — FAS 143 requires that asset retirement obligations be recorded at fair value. In accordance with the provisions of FAS 143, we utilize discounted cash flow techniques to estimate the fair value of our obligations. We base our discount rate on the rates of treasury bonds with maturities similar to expected mine lives, adjusted for our credit standing.

•	Third-party margin — FAS 143 requires the measurement of an obligation to be based upon the amount a third-party would demand to assume the obligation. Because we plan to perform a significant amount of the reclamation activities with internal resources, we add a third-party margin to the estimated costs of these activities. We estimate this margin based on our historical experience with contractors performing certain types of reclamation activities. The inclusion of this margin results in a recorded obligation that exceeds our estimated cost to perform the reclamation activities with internal resources.

If our cost estimates are accurate, we record the excess of the recorded obligation over the cost incurred to perform the work as a gain at the time that we complete the reclamation work.

      On at least an annual basis, we review our entire reclamation liability and make necessary adjustments for permit changes as granted by state authorities, additional costs resulting from accelerated mine closures, and revisions to cost estimates and productivity assumptions, to reflect current experience. At December 31, 2005, we had recorded asset retirement obligation liabilities of $177.4 million, including amounts reported as current. While the precise amount of these future costs cannot be determined with certainty, as of December 31, 2005, we estimate that the aggregate undiscounted cost of final mine closure is approximately $385.2 million.

Derivative Financial Instruments
      Derivative financial instruments are accounted for in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, which we refer to as FAS 133. FAS 133 requires all derivative financial instruments to be reported on the balance sheet at fair value. Changes in fair value are recognized either in earnings or equity, depending on whether the transaction qualifies for hedge accounting, and if so, the nature of the underlying exposure being hedged and how effective the derivatives are at offsetting price movements in the underlying exposure.
      We formally document all relationships between hedging instruments and hedged items, as well as our risk management objectives for undertaking various hedge transactions. We evaluate the effectiveness of our hedging relationships both at the hedge inception and on an ongoing basis. Any ineffectiveness is recorded in the Consolidated Statements of Income.

Employee Benefit Plans
      We have non-contributory defined benefit pension plans covering certain of our salaried and non-union hourly employees. Benefits are generally based on the employee’s age and compensation. We fund the plans in an amount not less than the minimum statutory funding requirements nor more than the maximum amount that can be deducted for federal income tax purposes. We contributed $20.0 million in cash and stock to the plan during the year ended December 31, 2005 and $21.6 million during the year ended December 31, 2004. We account for our defined benefit plans in accordance with Statement of Financial Accounting Standards No. 87, “Employer’s Accounting for Pensions,” which requires amounts recognized in the financial statements to be determined on an actuarial basis.
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

rate of return assumption used to determine pension expense was 8.5% for each of the years ended December 31, 2005 and 2004. These long-term rate of return assumptions are less than the plan’s actual life-to-date returns. Any difference between the actual experience and the assumed experience is deferred as an unrecognized actuarial gain or loss and amortized into the future. The impact of lowering the expected long-term rate of return on plan assets from 8.5% to 8.0% for 2005 would have been an increase in expense of approximately $0.9 million.

•	The discount rate represents our estimate of the interest rate at which pension benefits could be effectively settled. Assumed discount rates are used in the measurement of the projected, accumulated and vested benefit obligations and the service and interest cost components of the net periodic pension cost. In estimating that rate, Statement No. 87 requires rates of return on high quality, fixed income investments. We utilize a bond portfolio model that includes bonds that are rated “AA” or higher with maturities that match the expected benefit payments under the plan. The discount rates used to determine pension expense was 6.0% for 2005 and 6.5% for 2004. The impact of lowering the discount rate from 6.0% to 5.5% in 2005 would have been an increase in expense of approximately $1.7 million.

      The differences generated in changes in assumed discount rates and returns on plan assets are amortized into earnings over a five-year period.
      For the measurement of our year-end pension obligation for 2005 (and pension expense for 2006), we decreased our long-term rate of return assumption from 8.5% to 8.25% and changed our discount rate to 5.8%.
      We also currently provide certain postretirement medical/life insurance coverage for eligible employees. Generally, covered employees who terminate employment after meeting eligibility requirements are eligible for postretirement coverage for themselves and their dependents. The salaried employee postretirement medical/life plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. The postretirement medical plan for retirees who were members of the United Mine Workers of America is not contributory. Our current funding policy is to fund the cost of all postretirement medical/life insurance benefits as they are paid. We account for our other postretirement benefits in accordance with Statement of Financial Accounting Standards No. 106, “Employer’s Accounting for Postretirement Benefits Other Than Pensions,” which requires amounts recognized in the financial statements to be determined on an actuarial basis.
      The disposition of the Central Appalachia operations to Magnum constituted a settlement of our postretirement benefit obligation for which we recognized a loss of $59.2 million. The only remaining participants in the postretirement benefit plan have their benefits capped at current levels.
      Various actuarial assumptions are required to determine the amounts reported as obligations and costs related to the postretirement benefit plan. These assumptions include the discount rate and the future medical cost trend rate.

•	The discount rate assumption reflects the rates available on high-quality fixed-income debt instruments at year-end and is calculated in the same manner as discussed above for the pension plan. The discount rate used to calculate the postretirement benefit expense was 6.0% for 2005 and 6.5% for 2004. Had the discount rate been lowered from 6.0% to 5.5% in 2005, we would have incurred additional expense of $1.7 million.

•	Future medical trend rate represents the rate at which medical costs are expected to increase over the life of the plan. The health care cost trend rate is determined based upon our historical changes in health care costs as well as external data regarding such costs. We have implemented many effective programs that have resulted in actual increases in medical costs to fall far below the double-digit increases experienced by most companies in recent years. The postretirement expense in 2005 was based on an assumed medical inflationary rate of 8.0%, trending down in half percent increments to 5%, which represents the ultimate inflationary rate for the remainder of the plan life. This assumption was based on our then current three-year historical average of per capita increases in health care costs. If we had utilized a medical trend rate that is 1% higher, we would have incurred $4.0 million of additional expense in 2005.

      For the measurement of our year-end other postretirement obligation for 2005 and postretirement expense for 2006, we changed our discount rate to 5.8%. Because postretirement costs for remaining participants are capped at current levels, future changes in health care costs have no future effect on the plan benefits.

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

Accounting Standards Issued and Not Yet Adopted
      In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Provisions of this statement are effective for fiscal years beginning after June 15, 2005. We do not expect the adoption of this statement to have a material impact on our financial statements.
      In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, which we refer to as FAS 123R. FAS 123R requires all public companies to measure compensation cost in the income statement for all share-based payments (including employee stock options) at fair value for interim and annual periods. On April 14, 2005, the Securities and Exchange Commission delayed the implementation of FAS 123R from its original implementation date by six months for most registrants, requiring all public companies to adopt FAS 123R no later than the beginning of the first fiscal year beginning after June 15, 2005. We adopted FAS 123R on January 1, 2006 using the modified-prospective method. Under this method, companies are required to recognize compensation cost for share-based payments to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied. Measurement and recognition of compensation cost for awards that were granted prior to, but not vested as of, the date FAS 123R is adopted would be based on the same estimate of the grant-date fair value and the same recognition method used previously under FAS 123. FAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. We do not expect the effect of the adoption of FAS 123R to be significant.
      On March 30, 2005, the Financial Accounting Standards Board ratified the consensus reached by the Emerging Issues Task Force on issue No. 04-6, Accounting for Stripping Costs in the Mining Industry. This issue applies to stripping costs incurred in the production phase of a mine for the removal of overburden or waste materials for the purpose of obtaining access to coal that will be extracted. Under the issue, stripping costs incurred during the production phase of the mine are variable production costs that are included in the cost of inventory produced and extracted during the period the stripping costs are incurred. Historically, we have associated stripping costs at our surface mining operations with the cost of tons of coal uncovered and have classified tons uncovered but not yet extracted as coal inventory. The guidance in this issue is effective for fiscal years beginning after December 15, 2005 for which the cumulative effect of adoption should be recognized as an adjustment to the beginning balance of retained earnings during the period. We adopted the change on January 1, 2006 and, accordingly, recognized an adjustment to the beginning balance of retained earnings of $40.7 million.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
      The consolidated financial statements of Arch Coal, Inc. and subsidiaries and reports of independent registered public accounting firm follow.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of Arch Coal, Inc.
      We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Arch Coal, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Arch Coal Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
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
      In our opinion, management’s assessment that Arch Coal, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion Arch Coal, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Arch Coal, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005 of Arch Coal, Inc. and our report dated March 1, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP
St. Louis, Missouri
March 1, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of Arch Coal, Inc.
      We have audited the accompanying consolidated balance sheets of Arch Coal, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arch Coal, Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Arch Coal, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP
St. Louis, Missouri
March 1, 2006

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
      Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting is effective as of December 31, 2005.
      Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

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

Steven F. Leer President and Chief Executive Officer	Robert J. Messey Senior Vice President and Chief Financial Officer

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,

	2005	2004	2003

	(In thousands of dollars except per share
	data)
REVENUES
Coal sales	$2,508,773	$1,907,168	$1,435,488
COSTS AND EXPENSES
Cost of coal sales	2,174,007	1,638,646	1,280,608
Depreciation, depletion and amortization	212,301	166,322	158,464
Selling, general and administrative expenses	91,568	57,975	60,159
Other expenses	80,983	35,758	18,245

	2,558,859	1,898,701	1,517,476

OTHER OPERATING INCOME
Gain on sale of units of Natural Resource Partners, LP	—	91,268	42,743
Gain on sale of Powder River Basin assets	46,547	—	—
Gain on sale of Central Appalachian operations	7,528	—	—
Income from equity investments	—	10,828	34,390
Other operating income	73,868	67,483	45,226

	127,943	169,579	122,359

Income from operations	77,857	178,046	40,371

Interest expense, net:
Interest expense	(72,409)	(62,634)	(50,133)
Interest income	9,289	6,130	2,636

	(63,120)	(56,504)	(47,497)

Other non-operating income (expense):
Expenses resulting from early debt extinguishment and termination of hedge accounting for interest rate swaps	(7,740)	(9,010)	(8,955)
Other non-operating income (expense)	(3,524)	1,044	13,211

	(11,264)	(7,966)	4,256
Income (loss) before income taxes and cumulative effect of accounting change	3,473	113,576	(2,870)
Benefit from income taxes	(34,650)	(130)	(23,210)

Income before cumulative effect of accounting change	38,123	113,706	20,340
Cumulative effect of accounting change, net of taxes	—	—	(3,654)

NET INCOME	$38,123	$113,706	$16,686
Preferred stock dividends	(15,579)	(7,187)	(6,589)

Net income available to common shareholders	$22,544	$106,519	$10,097

EARNINGS PER COMMON SHARE
Basic earnings per common share before cumulative effect of accounting change	$0.35	$1.91	$0.26
Cumulative effect of accounting change	—	—	(0.07)

Basic earnings per common share	$0.35	$1.91	$0.19

Diluted earnings per common share before cumulative effect of accounting change	$0.35	$1.78	$0.26
Cumulative effect of accounting change	—	—	(0.07)

Diluted earnings per common share	$0.35	$1.78	$0.19

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2005	2004

	(In thousands of dollars
	except share data)
ASSETS
Current assets
Cash and cash equivalents	$260,501	$323,167
Trade accounts receivable	179,220	180,902
Other receivables	40,384	34,407
Inventories	130,720	119,893
Prepaid royalties	2,000	12,995
Deferred income taxes	88,461	33,933
Other	28,278	25,560

Total current assets	729,564	730,857

Property, plant and equipment
Coal lands and mineral rights	1,475,429	1,725,339
Plant and equipment	1,270,775	1,423,550
Deferred mine development	417,879	408,657

	3,164,083	3,557,546
Less accumulated depreciation, depletion and amortization	(1,334,457)	(1,524,346)

Property, plant and equipment, net	1,829,626	2,033,200

Other assets
Prepaid royalties	106,393	87,285
Goodwill	40,032	37,381
Deferred income taxes	223,856	241,226
Other	121,969	126,586

Total other assets	492,250	492,478

Total assets	$3,051,440	$3,256,535

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$256,883	$148,014
Accrued expenses	245,656	217,216
Current portion of debt	10,649	9,824

Total current liabilities	513,188	375,054
Long-term debt	971,755	1,001,323
Accrued postretirement benefits other than pension	41,326	380,424
Asset retirement obligations	166,728	179,965
Accrued workers’ compensation	53,803	82,446
Other noncurrent liabilities	120,399	157,497

Total liabilities	1,867,199	2,176,709

Stockholders’ equity
Preferred stock, $.01 par value, $50 liquidation preference, authorized 10,000,000 shares, issued and outstanding 150,508 and 2,875,000 shares, respectively	2	29
Common stock, $.01 par value, authorized 100,000,000 shares, issued 71,370,684 and 62,857,658 shares, respectively	719	631
Paid-in capital	1,367,470	1,280,513
Retained deficit	(164,181)	(166,273)
Unearned compensation	(9,947)	(1,830)
Less treasury stock, at cost, 84,200 and 357,200 shares, respectively	(1,190)	(5,047)
Accumulated other comprehensive loss	(8,632)	(28,197)

Total stockholders’ equity	1,184,241	1,079,826

Total liabilities and stockholders’ equity	$3,051,440	$3,256,535

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Three Years Ended December 31, 2005

							Accumulated
				Retained		Treasury	Other
	Preferred	Common	Paid-In	Earnings	Unearned	Stock at	Comprehensive
	Stock	Stock	Capital	(Deficit)	Compensation	Cost	Loss	Total

	(In thousands of dollars except share and per share data)
BALANCE AT JANUARY 1, 2003	$—	$527	$835,763	$(253,943)	$—	$(5,047)	$(42,437)	$534,863
Comprehensive income
Net income				16,686				16,686
Minimum pension liability adjustment							3,403	3,403
Unrealized losses on derivatives							(5,940)	(5,940)
Net amount reclassified to income							4,951	4,951

Total comprehensive income								19,100
Dividends
Common ($0.23 per share)				(12,090)				(12,090)
Preferred ($2.29 per share)				(6,589)				(6,589)
Issuance of 2,875,000 shares of perpetual cumulative convertible preferred stock	29		138,995					139,024
Issuance of 770,609 shares of common stock under the stock incentive plan, including income tax benefits		9	13,718					13,727

BALANCE AT DECEMBER 31, 2003	29	536	988,476	(255,936)	—	(5,047)	(40,023)	688,035
Comprehensive income
Net income				113,706				113,706
Minimum pension liability adjustment							1,221	1,221
Unrealized gains on available-for- sale securities							2,081	2,081
Net amount reclassified to income							8,524	8,524

Total comprehensive income								125,532
Dividends
Common ($0.2975 per share)				(16,856)				(16,856)
Preferred ($2.50 per share)				(7,187)				(7,187)
Issuance of 7,187,500 shares of common stock pursuant to public offering		72	230,455					230,527
Issuance of 500,000 shares of common stock as contribution to pension plan		5	15,435					15,440
Issuance of 149,190 shares of common stock under the stock incentive plan — restricted stock units		1	4,246		(4,247)			—
Expense recognized on restricted stock units					2,417			2,417
Issuance of 1,658,179 shares of common stock under the stock incentive plan — stock options, including income tax benefits		17	41,901					41,918

BALANCE AT DECEMBER 31, 2004	29	631	1,280,513	(166,273)	(1,830)	(5,047)	(28,197)	1,079,826
Comprehensive income
Net income				38,123				38,123
Minimum pension liability adjustment							(2,751)	(2,751)
Unrealized gains on available-for-sale securities							8,498	8,498
Unrealized losses on derivatives							22,646	22,646
Net amount reclassified to income							(8,828)	(8,828)

Total comprehensive income								57,688
Dividends
Common ($0.32 per share)				(20,452)				(20,452)
Preferred ($2.50 per share)				(6,053)				(6,053)
Preferred stock conversion	(27)	66	9,487	(9,526)				—
Issuance of 273,000 shares of treasury stock as contribution to pension plan		3	12,872			3,857		16,732
Issuance of 1,518,861 shares of common stock under the stock incentive plan — stock options, including income tax benefits		15	43,564					43,579
Expense recognized on stock incentive plans			140		12,781			12,921
Issuance of 340,046 shares of common stock under the stock incentive plans		4	20,894		(20,898)			—

BALANCE AT DECEMBER 31, 2005	$2	$719	$1,367,470	$(164,181)	$(9,947)	$(1,190)	$(8,632)	$1,184,241

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2005	2004	2003

	(In thousands of dollars)
OPERATING ACTIVITIES
Net income	$38,123	$113,706	$16,686
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	212,301	166,322	158,464
Prepaid royalties expensed	14,252	13,889	13,153
Accretion on asset retirement obligations	15,129	12,681	12,999
Gain on sale of units of Natural Resource Partners, LP	—	(91,268)	(42,743)
Net gain on disposition of property, plant and equipment	(82,168)	(6,668)	(3,782)
Income from equity investments	—	(10,828)	(34,390)
Net distributions from equity investments	—	17,678	49,686
Cumulative effect of accounting change	—	—	3,654
Other non-operating expense (income)	11,264	7,966	(4,256)
Changes in operating assets and liabilities (see Note 22)	13,248	(67,406)	(375)
Other	32,458	(7,344)	(6,735)

Cash provided by operating activities	254,607	148,728	162,361

INVESTING ACTIVITIES
Capital expenditures	(357,142)	(292,605)	(132,427)
Payments for acquisitions, net of cash acquired	—	(387,751)	—
Proceeds from disposition of property, plant and equipment	117,048	7,428	4,282
Proceeds from sale of units of Natural Resource Partners, LP	—	111,447	115,000
Additions to prepaid royalties	(28,164)	(33,813)	(32,571)
Advances to affiliates/purchases of investments	(23,285)	(2,000)	—
Proceeds from coal supply agreements	—	—	52,548

Cash provided by (used in) investing activities	(291,543)	(597,294)	6,832

FINANCING ACTIVITIES
Net borrowings (payments) on revolver and lines of credit	(25,000)	25,000	(65,971)
Net payments on long-term debt	(2,376)	(302)	(675,000)
Proceeds from issuance of senior notes	—	261,875	700,000
Debt financing costs	(2,662)	(12,806)	(18,508)
Dividends paid	(27,639)	(24,043)	(17,481)
Proceeds from issuance of preferred stock	—	—	139,024
Proceeds from sale of common stock	31,947	267,468	13,727

Cash provided by (used in) financing activities	(25,730)	517,192	75,791

Increase (decrease) in cash and cash equivalents	(62,666)	68,626	244,984
Cash and cash equivalents, beginning of year	323,167	254,541	9,557

Cash and cash equivalents, end of year	$260,501	$323,167	$254,541

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for interest	$69,839	$53,558	$30,014
Cash paid (received) during the year for income taxes	$(5,518)	$13,350	$(6,407)
The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands of Dollars Except Per Share Data)

1.	Accounting Policies

Principles of Consolidation
      The consolidated financial statements include the accounts of Arch Coal, Inc. and its subsidiaries and controlled entities (the “Company”). The Company’s primary business is the production of steam and metallurgical coal from surface and underground mines throughout the United States, for sale to utility, industrial and export markets. The Company’s mines are located in southern West Virginia, eastern Kentucky, Virginia, southern Wyoming, Colorado and Utah. All subsidiaries (except as noted below) are wholly-owned. Intercompany transactions and accounts have been eliminated in consolidation.
      The Company owns a 99% ownership interest in a joint venture named Arch Western Resources, LLC (“Arch Western”) which operates coal mines in Wyoming, Colorado and Utah. The Company also acts as the managing member of Arch Western.
      As of and for the period ended July 31, 2004, the membership interests in the Utah coal operations, Canyon Fuel Company, LLC (“Canyon Fuel”), were owned 65% by Arch Western and 35% by a subsidiary of ITOCHU Corporation. Through July 31, 2004, the Company’s 65% ownership of Canyon Fuel was accounted for on the equity method in the Consolidated Financial Statements as a result of certain super-majority voting rights in the joint venture agreement. Income from Canyon Fuel through July 31, 2004 is reflected in the Consolidated Statements of Income as income from equity investments (see additional discussion in Note 5, “Investments”). On July 31, 2004, the Company acquired the remaining 35% of Canyon Fuel. See Note 2, “Business Combinations” for further discussion.
      On December 31, 2005, the Company entered into a Purchase and Sale Agreement (the “Purchase Agreement”) with Magnum Coal Company (“Magnum”). Pursuant to the Purchase Agreement, the Company sold the stock of four of its active Central Appalachian mining operations. See further discussion in Note 3, “Dispositions.”

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

Cash and Cash Equivalents
      Cash and cash equivalents are stated at cost. Cash equivalents consist of highly-liquid investments with an original maturity of three months or less when purchased.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allowance for Uncollectible Receivables
      The Company maintains allowances to reflect its trade accounts receivable and other receivables which are not expected to be collected, based on past collection history, the economic environment and specified risks identified in the receivables portfolio. Receivables are considered past due if the full payment is not received by the contractual due date. Allowances recorded at December 31, 2005 and 2004 were $1.8 million and $3.0 million, respectively.

Inventories
      Inventories consist of the following:

	December 31,

	2005	2004

Coal	$73,284	$76,009
Supplies, net of allowance	57,436	43,884

	$130,720	$119,893

      Coal and supplies inventories are valued at the lower of average cost or market. Coal inventory costs include labor, supplies, equipment costs and operating overhead. The Company has recorded a valuation allowance for slow-moving and obsolete supplies inventories of $16.1 million and $23.0 million at December 31, 2005 and 2004, respectively.

Investments
      Investments and ownership interests are accounted for under the equity method of accounting if the Company has the ability to exercise significant influence, but not control, over the entity. The Company reflects its share of the entity’s income in its Consolidated Statements of Income. Marketable equity securities held by the Company that do not qualify for equity method accounting are classified as available-for-sale and are recorded at their fair value through other comprehensive income.

Prepaid Royalties
      Rights to leased coal lands are often acquired through royalty payments. Where royalty payments represent prepayments recoupable against production, they are recorded as a prepaid asset, and amounts expected to be recouped within one year are classified as a current asset. As mining occurs on these leases, the prepayment is charged to cost of coal sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Coal Supply Agreements
      Acquisition costs allocated to coal supply agreements (sales contracts) are capitalized and amortized on the basis of coal to be shipped over the term of the contract. Value is allocated to coal supply agreements based on discounted cash flows attributable to the difference between the above or below-market contract price and the then-prevailing market price. The net book value of the Company’s above-market coal supply agreements was $6.3 million and $11.1 million at December 31, 2005 and 2004, respectively. These amounts are recorded in other assets in the accompanying Consolidated Balance Sheets. The net book value of all below-market coal supply agreements was $16.5 million and $29.2 million at December 31, 2005 and 2004, respectively. This amount is recorded in other noncurrent liabilities in the accompanying Consolidated Balance Sheets. Amortization expense on all above-market coal supply agreements was $8.0 million, $3.8 million and $16.6 million in 2005, 2004 and 2003, respectively. Amortization income on all below-market coal supply agreements was $16.0 million and $4.1 million at December 31, 2005 and 2004, respectively. Based on expected shipments related to these contracts, the Company expects to record annual amortization expense on the above-market coal supply agreements and annual amortization income on the below-market coal supply agreements in each of the next five years as reflected in the table below.

	Above-Market	Below-Market
	Contracts	Contracts

2006	$1,731	$12,810
2007	1,168	2,754
2008	420	595
2009	420	310
2010	420	—
      During 2003, the Company agreed to terms with a large customer seeking to buy out of the remaining term of an above-market coal supply contract. The buy-out resulted in the receipt of $52.5 million in cash. The Company wrote off the remaining contract value of $37.5 million and recorded a deferred gain of approximately $15.0 million related to this transaction. The deferred gain was recognized ratably over the remaining term of the contract. On December 31, 2005, this contract was sold as part of the Magnum transaction, and the Company recognized the remaining deferred gain of $12.0 million. See additional discussion of the Magnum transaction in Note 3, “Dispositions.”

Exploration Costs
      Costs related to locating coal deposits and evaluating the economic viability of such deposits are expensed as incurred.

Property, Plant and Equipment

Plant and Equipment
      Plant and equipment are recorded at cost. Interest costs applicable to major asset additions are capitalized during the construction period. Expenditures which extend the useful lives of existing plant and equipment or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
increase the productivity of the asset are capitalized. The cost of maintenance and repairs that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Plant and equipment are depreciated principally on the straight-line method over the estimated useful lives of the assets, which generally range from three to 30 years except for preparation plants and loadouts. Preparation plants and loadouts are depreciated using the units-of-production method over the estimated recoverable reserves, subject to a minimum level of depreciation.
      If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed for recoverability. If this review indicates that the carrying amount of the asset will not be recoverable through projected undiscounted cash flows related to the asset over its remaining life, then an impairment loss is recognized by reducing the carrying value of the asset to its fair value.

Deferred Mine Development
      Costs of developing new mines or significantly expanding the capacity of existing mines are capitalized and amortized using the units-of-production method over the estimated recoverable reserves that are associated with the property being benefited. Additionally, the asset retirement obligation asset has been recorded as a component of deferred mine development.

Coal Lands and Mineral Rights
      A significant portion of the Company’s coal reserves are controlled through leasing arrangements. Amounts paid to acquire such reserves are capitalized and depleted over the life of those reserves that are proven and probable. Depletion of coal lease rights is computed using the units-of-production method, and the rights are assumed to have no residual value. The leases are generally long-term in nature (original terms range from 10 to 50 years), and substantially all of the leases contain provisions that allow for automatic extension of the lease term as long as mining continues. The net book value of the Company’s leased coal interests was $908.7 million and $1,169.7 million at December 31, 2005 and 2004, respectively.
      The Company has entered into various non-cancelable royalty lease agreements and federal lease bonus payments under which future minimum payments are due. On September 22, 2004, the Company was the successful bidder in a federal auction of certain mining rights in the 5,084-acre Little Thunder tract in the Powder River Basin of Wyoming. The Company’s lease bonus bid amounted to $611.0 million for the tract that is to be paid in five equal installments of $122.2 million. The first $122.2 million installment was paid in 2004 with the remaining four annual payments to be paid in fiscal years 2006 through 2009. These payments are capitalized as the cost of the underlying mineral reserves.

Goodwill
      Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“Statement No. 142”), goodwill is not amortized but is tested for impairment annually, or if certain circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow analysis.

Revenue Recognition
      Coal sales revenues include sales to customers of coal produced at Company operations and coal purchased from other companies. The Company recognizes revenue from coal sales at the time risk of loss passes to the customer at the Company’s mine locations at contracted amounts. Transportation costs are included in cost of sales and amounts billed by the Company to its customers for transportation are included in coal sales.

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

Asset Retirement Obligations
      The Company’s legal obligations associated with the retirement of long-lived assets are recognized at fair value at the time the obligations are incurred. Obligations are incurred at the time development of a mine commences for underground and surface mines or construction begins for support facilities, refuse areas and slurry ponds. The liability is determined using discounted cash flow techniques and is accreted to its present value at the end of each period. Accretion on the asset retirement obligation begins at the time the liability is incurred. Upon initial recognition of a liability, a corresponding amount is capitalized as part of the carrying amount of the related long-lived asset. Amortization of the related asset is recorded on a units-of-production basis over the mine’s estimated recoverable reserves. See additional discussion in Note 11, “Asset Retirement Obligations.”

Derivative Financial Instruments
      Derivative financial instruments are accounted for in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“Statement No. 133”), as amended. Statement No. 133 requires all derivative financial instruments to be reported on the balance sheet at fair value. Changes in fair value are recognized either in earnings or equity, depending on whether the transaction qualifies for hedge accounting, and if so, the nature of the underlying exposure being hedged and how effective the derivatives are at offsetting price movements in the underlying exposure.
      The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives for undertaking various hedge transactions. The Company evaluates the effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis. Any ineffectiveness is recorded in the Consolidated Statements of Income. Ineffectiveness recorded in the Company’s

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003 was $1.0 million, $0.2 million and $0.4 million, respectively.
      The Company is exposed to price risk related to the value of sulfur dioxide emission allowances that are a component of the quality adjustment provisions in many of its coal supply contracts. The Company has purchased put options and entered into swap contracts to reduce volatility in the price of sulfur dioxide emission allowances. These contracts serve to protect the Company from any downturn in the price of sulfur dioxide allowances. The put option agreements grant the Company the right to sell allowances at specified prices on specific dates. The swap agreements essentially fix the price the Company receives for allowances by allowing the Company to receive a fixed price, while paying a floating price. These contracts do not qualify for hedge accounting, and accordingly, all adjustments to record the positions at fair value are recorded in income. Other operating expenses on the Company’s Consolidated Statements of Income reflect unrealized losses and gains related to these contracts of $(17.5) million for the year ended December 31, 2005.
      The Company is also exposed to the risk of fluctuations in cash flows related to its purchase of diesel fuel. The Company enters into forward physical purchase contracts and heating oil swaps and call options to reduce volatility in the price of diesel fuel for its operations. As of December 31, 2005, approximately 79% of the Company’s anticipated 2006 fuel usage has been fixed with heating oil swaps and call options. The changes in the heating oil price highly correlate to changes in diesel fuel prices, accordingly, the derivatives qualify for hedge accounting and the fair value of the derivatives is recorded with an adjustment to other comprehensive income.
      The Company has utilized interest-rate swap agreements to modify the interest characteristics of outstanding Company debt. The swap agreements essentially convert variable-rate debt to fixed-rate debt. These agreements required the exchange of amounts based on variable interest rates for amounts based on fixed interest rates over the life of the agreement. The Company accrues amounts to be paid or received under interest-rate swap agreements over the lives of the agreements.
      The Company had designated certain interest rate swaps as hedges of the variable rate interest payments due under the Arch Western term loans. Historical unrealized losses related to these swaps through June 25, 2003 were deferred as a component of Accumulated Other Comprehensive Loss. Subsequent to the repayment of the term loans on June 25, 2003, these deferred amounts are amortized as additional expense over the contractual terms of the swap agreements. For the years ended December 31, 2005, 2004 and 2003, the Company recognized $(2.3) million, $0.9 million and $13.4 million, respectively, of unrealized gains (losses) related to these swaps. For the years ended December 31, 2005, 2004 and 2003, the Company recognized $7.7 million, $8.3 million and $4.3 million of expense, respectively, related to the amortization of the balance in other comprehensive income. In the fourth quarter of 2005, the Company terminated these swaps.

Income Taxes
      Deferred income taxes are based on temporary differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates for years during which taxes are expected to be paid or recovered.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-Based Compensation
      These financial statements include the disclosure requirements of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation (“Statement No. 123”), as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“Statement No. 148”). With respect to accounting for its stock options, as permitted under Statement No. 123, the Company has retained the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees, and related interpretations. Had compensation expense for stock option grants been determined based on the fair value at the grant dates consistent with the method of Statement No. 123, the Company’s net income and earnings per common share would have been changed to the pro forma amounts as indicated in the following table:

	Year Ended December 31

	2005	2004	2003

Net income available to common shareholders, as reported	$22,544	$106,519	$10,097
Add:
Stock-based employee compensation included in reported net income, net of related tax effects	12,768	1,837	—
Deduct:
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(16,894)	(7,302)	(9,239)

Pro forma net income available to common shareholders	$18,418	$101,054	$858

Earnings per share:
Basic earnings per share — as reported	$0.35	$1.91	$0.19
Basic earnings per share — pro forma	0.29	1.81	0.02
Diluted earnings per share — as reported	0.35	1.78	0.19
Diluted earnings per share — pro forma	0.28	1.70	0.02

Accounting Standards Issued and Not Yet Adopted
      In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“Statement No. 151”). Statement No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Provisions of this statement are effective for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this statement to have a material impact on its financial statements.
      In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“Statement No. 123R”), which requires all public companies to measure compensation cost in the income statement for all share-based payments (including employee stock options) at fair value for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
interim and annual periods. On April 14, 2005, the Securities and Exchange Commission (“SEC”) delayed the implementation of Statement No. 123R from its original implementation date by six months for most registrants, requiring all public companies to adopt Statement No. 123R no later than the beginning of the first fiscal year beginning after June 15, 2005. The Company will adopt Statement No. 123R on January 1, 2006 using the modified-prospective method. Under this method, companies are required to recognize compensation cost for share-based payments to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied. Measurement and recognition of compensation cost for awards that were granted prior to, but not vested as of, the date Statement No. 123(R) is adopted would be based on the same estimate of the grant-date fair value and the same recognition method used previously under Statement No. 123. Statement No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company does not expect the effect of the adoption of Statement No. 123R to be significant.
      On March 30, 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) on Issue No. 04-6, Accounting for Stripping Costs in the Mining Industry. This issue applies to stripping costs incurred in the production phase of a mine for the removal of overburden or waste materials for the purpose of obtaining access to coal that will be extracted. Under the EITF, stripping costs incurred during the production phase of the mine are variable production costs that are included in the cost of inventory produced and extracted during the period the stripping costs are incurred. Historically, the Company has associated stripping costs at its surface mining operations with the cost of tons of coal uncovered and has classified tons uncovered but not yet extracted as coal inventory (pit inventory). Pit inventory, reported as coal inventory, was $40.7 million at December 31, 2005. The guidance in this EITF consensus is effective for fiscal years beginning after December 15, 2005 for which the cumulative effect of adoption should be recognized as an adjustment to the beginning balance of retained earnings during the period. The Company adopted the change on January 1, 2006.

Reclassifications
      Certain amounts in the prior years’ financial statements have been reclassified to conform with the classifications in the current year’s financial statements with no effect on previously-reported net income or stockholders’ equity.

2.	Business Combinations

Canyon Fuel 35% Acquisition
      On July 31, 2004, the Company purchased the 35% interest in Canyon Fuel that it did not own from ITOCHU Corporation. The purchase price, including related costs and fees, of $112.2 million was funded with cash of $90.2 million and a five-year, $22.0 million non-interest bearing note. Net of cash acquired, the fair value of the transaction totaled $97.4 million. As a result of the acquisition, the Company owns substantially all of the ownership interests of Canyon Fuel and no longer accounts for its investment in Canyon

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Fuel on the equity method but consolidates Canyon Fuel in its financial statements. The results of operations of the Canyon Fuel mines are included in the Company’s Western Bituminous segment.
      The purchase accounting allocation related to the acquisition has been recorded in the accompanying consolidated financial statements as of, and for the period subsequent to, July 31, 2004. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition (dollars in thousands):

Accounts receivable	$7,432
Materials and supplies	3,751
Coal inventory	7,434
Other current assets	6,466
Property, plant, equipment and mine development	125,881
Accounts payable and accrued expenses	(10,379)
Coal supply agreements	(33,378)
Other noncurrent assets and liabilities, net	(9,823)

Total purchase price, net of cash received of $11.0 million	$97,384

      Amounts allocated to coal supply agreements noted in the table above represent the liability established for the net below-market coal supply agreements to be amortized over the remaining terms of the contracts. The liability is classified as an other noncurrent liability on the accompanying Consolidated Balance Sheet. See Note 1, “Accounting Policies” for amortization related to coal supply agreements.

Triton Acquisition
      On August 20, 2004, the Company acquired (1) Vulcan Coal Holdings, L.L.C., which owns all of the common equity of Triton Coal Company, LLC (“Triton”), and (2) all of the preferred units of Triton for a purchase price of $382.1 million, including transaction costs and working capital adjustments. In 2003, Triton was the nation’s sixth largest coal producer and operated two mines in the Powder River Basin: North Rochelle and Buckskin. Following the consummation of the transaction, the Company completed an agreement to sell Buckskin to Kiewit Mining Acquisition Company (“Kiewit”). The net sales price for this second transaction was $73.1 million. The total purchase price, including related costs and fees, was funded with cash on hand, including the proceeds from the Buckskin sale, $22.0 million in borrowings under the Company’s existing revolving credit facility and a $100.0 million term loan at its Arch Western Resources subsidiary. Upon acquisition, the Company integrated the North Rochelle mine with its existing Black Thunder mine in the Powder River Basin.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The purchase accounting allocations related to the acquisition have been recorded in the accompanying consolidated financial statements as of, and for the periods subsequent to, August 20, 2004. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition (dollars in thousands):

Accounts receivable	$14,233
Materials and supplies	4,161
Coal inventory	4,875
Other current assets	2,200
Property, plant, equipment and mine development	325,194
Coal supply agreements	8,486
Goodwill	40,032
Accounts payable and accrued expenses	(72,326)
Other noncurrent assets and liabilities, net	(22,135)

Total purchase price, net of cash received of $0.4 million	$304,720

      Amounts allocated to coal supply agreements noted in the table above represent the value attributed to the net above-market coal supply agreements to be amortized over the remaining terms of the contracts. See Note 1, “Accounting Policies” for amortization related to coal supply agreements.
      The goodwill amount above arose due to the delay in time between the execution of the acquisition agreement and the date of closing because of the Federal Trade Commission’s lawsuit to block the acquisition and is attributable to the loss of value from the tons mined during this period. Of the amount allocated to goodwill above, $34.4 million was deductible for income tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pro Forma Financial Information
      The following unaudited pro forma financial information presents the combined results of operations of the Company, the remaining Canyon Fuel interest acquired from ITOCHU Corporation and the North Rochelle operations acquired from Triton on a pro forma basis, as though the purchases had occurred as of the beginning of each period presented. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and the operations acquired from Canyon Fuel and Triton constituted a single entity during those periods:

	Year Ended December 31,

	2004	2003

	(In thousands, except
	per share data)
Revenues:
As reported	$1,907,168	$1,435,488
Pro forma	2,156,958	1,876,205
Income before accounting changes:
As reported	113,706	20,340
Pro forma	103,933	13,747
Net income available to common shareholders:
As reported	106,519	10,097
Pro forma	96,746	1,058
Basic earnings per share:
As reported	1.91	0.19
Pro forma	1.73	0.02
Diluted earnings per share:
As reported	1.78	0.19
Pro forma	1.63	0.02

3.	Dispositions
      On December 31, 2005, the Company sold all of the stock of three subsidiaries and their four associated mining operations and coal reserves in Central Appalachia to Magnum. The three subsidiaries include Hobet Mining, Apogee Coal Company and Catenary Coal Company, which include the Hobet 21, Arch of West Virginia, Samples and Campbells Creek mining operations. Included in the sale were a total of 455.0 million tons of reserves. For the years ended December 31, 2005, 2004 and 2003, collectively, these subsidiaries sold 12.7 million, 14.0 million and 14.4 million tons of coal, had revenues of $509.8 million, $475.1 million and $424.3 million and had incurred losses from operations of $8.3 million, $3.8 million and $65.6 million, respectively. As a result of the sale, Magnum acquired all of the assets and liabilities of the subsidiaries including various employee liabilities of idle union properties whose former employees were signatory to a United Mine Workers of America (“UMWA”) contract.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In accordance with the terms of the transaction, the Company agreed to pay $50.2 million to Magnum in 2006 which has been recorded in current liabilities on the Consolidated Balance Sheet as of December 31, 2005. The Company recorded a loss of $65.4 million related to firm purchase commitments to supply below-market sales contracts that can no longer be sourced from its production as a result of the sale of these operations to Magnum. The loss related to the below-market legacy sales contracts was recorded as an accrued expense on the Consolidated Balance Sheet as of December 31, 2005. The net book value of the subsidiaries sold was a net liability of $123.1 million, consisting of the following:

Assets
Current assets	$87,300
Property, plant, equipment	309,100
Other assets	3,800

Total assets	400,200
Liabilities
Current liabilities	(77,700)
Accrued postretirement benefits other than pension	(367,800)
Accrued workers’ compensation	(15,400)
Reclamation and mine closure	(31,200)
Other noncurrent liabilities	(31,200)

Total liabilities	523,300

Net liabilities	$123,100

      The transaction resulted in a net gain to the Company of $7.5 million.
      In accordance with the purchase and sale agreement with Magnum, the Company has agreed to various guarantees which are described in Note 20, “Guarantees.”
      On December 30, 2005, the Company completed a reserve swap with Peabody Energy Corp. (“Peabody”) and sold to Peabody a rail spur, rail loadout and an idle office complex located in the Powder River Basin for a purchase price of $84.6 million. In the reserve swap, the Company exchanged 60.0 million tons of coal reserves for a similar block of 60.0 million tons of coal reserves with Peabody in order to facilitate more efficient mine plans for both companies. Due to the similarity of the exchanged reserves, the reserves received were recorded at the net book value of the reserves transferred. In conjunction with the transactions, the Company will continue to lease the rail spur and loadout and office facilities through 2008 while it mines adjacent reserves. The Company recognized a gain of $46.5 million on the transaction, after the deferral of $7.0 million of the gain, equal to the present value of the lease payments. The deferred gain will be recognized over the term of the lease. See further discussion in Note 18, “Leases.”
      During the years ended December 31, 2005, 2004 and 2003, gains on other dispositions of plant, property and equipment were $28.2 million, $6.7 million and $3.8 million, respectively,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      During 2005, in addition to the transactions discussed above, the Company recognized a gain of $9.0 million on the sale of surface land rights at its Central Appalachian operations in West Virginia, a gain of $6.3 million on the assignment of its rights and obligations on several parcels of land and a gain of $7.3 million on the sale of a dragline.
      During the year ended December 31, 2004, the Company sold its rights and obligations on a parcel of land to a third party resulting in a gain of $5.8 million.

4.	Accumulated Other Comprehensive Income
      Other comprehensive income items under Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, are transactions recorded in stockholders’ equity during the year, excluding net income and transactions with stockholders. Following are the items included in other comprehensive income (loss), net of a 39% tax rate:

		Minimum		Accumulated
		Pension		Other
	Financial	Liability	Available-for-	Comprehensive
	Derivatives	Adjustments	Sale Securities	Loss

Balance January 1, 2003	$(23,170)	$(19,267)	$—	$(42,437)
2003 activity	(989)	3,403	—	2,414

Balance December 31, 2003	(24,159)	(15,864)	—	(40,023)
2004 activity	8,524	1,221	2,081	11,826

Balance December 31, 2004	(15,635)	(14,643)	2,081	(28,197)
2005 activity	13,818	(2,751)	8,498	19,565

Balance December 31, 2005	$(1,817)	$(17,394)	$10,579	$(8,632)

      As discussed in Note 1, unrealized gains (losses) on derivatives that qualify for hedge accounting as cash flow hedges are recorded in other comprehensive income.
      The unrealized gains and losses on recording the Company’s “available-for-sale” securities at fair value is recorded through other comprehensive income.

5.	Investments
      The Company holds a 17.5% general partnership interest in Dominion Terminal Associates (“DTA”), which is accounted for on the equity method. DTA operates a ground storage-to-vessel coal transloading facility in Newport News, Virginia used by the partners to transload coal. Financing for the facility was provided through $132.8 million of tax-exempt bonds issued by Peninsula Ports Authority of Virginia (“PPAV”). DTA leases the facility from PPAV for amounts sufficient to meet debt-service requirements. The Company retired its 17.5% share, or $23.2 million, of the bonds in the fourth quarter of 2005. Under the terms of a throughput and handling agreement with DTA, each partner is charged its share of cash operating and debt-service costs in exchange for the right to use the facility’s loading capacity and is required to make periodic cash advances to DTA to fund such costs. The Company’s portion of DTA’s costs was $3.4 million, $2.7 million and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
$2.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. At December 31, 2005 and 2004, the Company had an investment in DTA of $8.5 million and a liability to fund DTA of $13.9 million, respectively.
      Through July 31, 2004, the Company’s income from its equity-method investment in Canyon Fuel represented 65% of Canyon Fuel’s net income after adjusting for the effect of purchase adjustments related to its investment in Canyon Fuel. The Company’s investment in Canyon Fuel reflects purchase adjustments primarily related to the reduction in amounts assigned to sales contracts, mineral reserves and other property, plant and equipment. The purchase adjustments are amortized consistently with the underlying assets of the joint venture. The Company purchased the remaining 35% interest in Canyon Fuel on July 31, 2004. The Company’s income from its investment in Canyon Fuel for the seven months ended July 31, 2004 and the year ended December 31, 2003 was $8.4 million and $19.7 million, respectively. These costs are included in operating expenses in the Consolidated Statements of Income.
      Effective January 1, 2003, Canyon Fuel adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“Statement No. 143”) and recorded a cumulative effect loss of $2.4 million. The Company’s 65% share of this amount was offset by purchase adjustments of $0.5 million. These amounts are included in the cumulative effect of accounting change reported in the Company’s Consolidated Statements of Income.
      On December 22, 2003, the Company sold its 4.8 million subordinated units and its general partner interest in Natural Resource Partners L.P. (“NRP”) for a purchase price of $115.0 million. This sale resulted in a gain of $70.6 million, of which $42.7 million was recognized in 2003 and the remainder was deferred, as discussed below. During the year ended December 31, 2004, the Company sold its remaining limited partnership units of NRP, representing approximately 12.5% of NRP’s outstanding partnership interests, in three separate transactions occurring in March, June and October. These sales resulted in proceeds of approximately $111.4 million and gains of $91.3 million. The Company’s income from the equity investment in NRP was $2.4 million and $14.7 million for the years ended December 31, 2004 and 2003, respectively.
      As of December 31, 2005 and 2004, the Company had deferred gains from its sales of NRP units totaling $8.2 million and $21.8 million, respectively, which are included as “Other noncurrent liabilities” in the accompanying Consolidated Balance Sheets. Certain leases with NRP related to the Company’s operations sold as part of the Magnum transaction. The recognition of the gain of $5.8 million associated with these leases is included in the gain on the transaction with Magnum. The remaining deferred gains will be recognized over the remaining term of the Company’s leases with NRP, as follows: $2.7 million in 2006, $2.2 million in 2007, and a total of $3.3 million from 2008 through 2012.
      The fair value of investments in stock and other equity interests not accounted for under the equity method of accounting totaled $23,847 and $7,197 at December 31, 2005 and 2004, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Accrued Expenses
      Accrued expenses included in current liabilities consist of the following:

	December 31,

	2005	2004

Payroll and related benefits	$33,739	$32,358
Taxes other than income taxes	59,828	76,246
Postretirement benefits other than pension	3,062	29,685
Workers’ compensation	9,900	12,774
Interest	32,749	35,102
Asset retirement obligations	10,680	19,632
Losses on purchase commitments (see Note 3)	65,383	—
Due to Magnum (see Note 3)	16,000	—
Other accrued expenses	14,315	11,419

	$245,656	$217,216

7.	Income Taxes
      Significant components of the benefit from income taxes are as follows:

	December 31,

	2005	2004	2003

Current:
Federal	$(13,703)	$7,583	$4,668
State	—	—	—

Total current	(13,703)	7,583	4,668

Deferred:
Federal	(22,843)	(5,412)	(24,438)
State	1,896	(2,301)	(3,440)

Total deferred	(20,947)	(7,713)	(27,878)

	$(34,650)	$(130)	$(23,210)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A reconciliation of the statutory federal income tax expense (benefit) on the Company’s pretax income (loss) to the actual benefit for income taxes follows:

	December 31,

	2005	2004	2003

Income tax expense (benefit) at statutory rate	$1,216	$39,760	$(1,005)
Percentage depletion allowance	(34,752)	(22,807)	(16,211)
State taxes, net of effect of federal taxes	(3,805)	1,729	(2,123)
Change in valuation allowance, affecting provision	(6,138)	(265)	3,543
Termination of interest rate swaps	5,049	180	2,062
Reversal of reserve for capital loss	—	—	(5,850)
Favorable tax settlement	—	(16,861)	(1,464)
Other, net	3,780	(1,866)	(2,162)

	$(34,650)	$(130)	$(23,210)

      During 2005, compensatory stock options were exercised resulting in a tax benefit of $11.6 million that was recorded to paid-in capital.
      During 2004, the IRS completed an audit and review of tax returns and claims for tax years 1999 through 2002 resulting in a favorable tax settlement, which includes a $9.7 million reduction in prior years’ tax reserves. Also, compensatory stock options were exercised resulting in a tax benefit of $5.0 million that was recorded to paid-in capital.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Significant components of the Company’s deferred tax assets and liabilities that result from carryforwards and temporary differences between the financial statement basis and tax basis of assets and liabilities are summarized as follows:

	December 31,

	2005	2004

Deferred tax assets:
Net operating loss carryforwards	$187,122	$74,226
Alternative minimum tax credit carryforwards	99,782	99,582
Plant and equipment	88,213	19,143
Losses on purchase commitments	60,499	—
Reclamation and mine closure	32,563	42,776
Workers’ compensation	21,704	32,453
Advance royalties	16,961	13,303
Postretirement benefits other than pension	12,942	152,622
Tax-based intangibles	11,574	13,880
Other comprehensive income	1,688	16,412
Other	43,289	42,696

Gross deferred tax assets	576,337	507,093
Valuation allowance	(163,163)	(163,005)

Total deferred tax assets	413,174	344,088

Deferred tax liabilities:
Investment in tax partnerships	54,808	38,251
Deferred development	16,197	669
Pit inventory	15,842	12,920
Other	14,010	17,089

Total deferred tax liabilities	100,857	68,929

Net deferred tax asset	312,317	275,159
Less current asset	88,461	33,933

Long-term deferred tax asset	$223,856	$241,226

      The Company has federal net operating loss carryforwards for regular income tax purposes of $435.3 million which will expire in the years 2007 to 2023. The Company has an alternative minimum tax credit carryforward of $83.2 million, which may carry forward indefinitely to offset future regular tax in excess of alternative minimum tax.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company has recorded a valuation allowance for a portion of its deferred tax assets that management believes, more likely than not, will not be realized. These deferred tax assets include a portion of the net operating losses, alternative minimum tax credits and certain deductible temporary differences that will likely not be realized at the maximum effective tax rate. The amount of the valuation allowance relating to stock option exercises for which the future benefit will be recorded in Paid-in Capital is $8.5 million.

8.	Debt and Financing Arrangements
      Debt consists of the following:

	December 31,

	2005	2004

Indebtedness to banks under revolving credit agreement, expiring December 22, 2009	$—	$25,000
6.75% senior notes ($950.0 million face value) due July 1, 2013	960,246	961,613
Promissory note	14,676	17,523
Other	7,482	7,011

	982,404	1,011,147
Less current portion	10,649	9,824

Long-term debt	$971,755	$1,001,323

      On December 22, 2004, the Company entered into a $700.0 million revolving credit facility that matures on December 22, 2009. The rate of interest on borrowings under the credit facility is a floating rate based on LIBOR. The Company’s credit facility is secured by substantially all of its assets as well as its ownership interests in substantially all of its subsidiaries, except its ownership interests in Arch Western and its subsidiaries. The credit facility replaced the Company’s existing $350.0 million revolving credit facility. At December 31, 2005, the Company had $96.5 million in letters of credit outstanding, resulting in $603.5 million of unused borrowings under the revolver. Financial covenant requirements may restrict the amount of unused capacity available to the Company for borrowings and letters of credit. As of December 31, 2005, the Company was not restricted by financial covenants.
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
      On July 31, 2004, the Company issued a five-year, $22.0 million non-interest bearing note to help fund the acquisition of the remainder of Canyon Fuel’s common stock. At its issuance, the note was discounted to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
its present value using a rate of 7.0%. The promissory note is payable in quarterly installments of $1.0 million through July 2008 and $1.5 million from October 2008 through July 2009.
      The Company also periodically establishes uncommitted lines of credit with banks. These agreements generally provide for short-term borrowings at market rates. At December 31, 2005, there were $20.0 million of such agreements in effect, under which no loans were outstanding.
      Aggregate contractual maturities of debt are $10.6 million in 2006, $3.3 million in 2007, $4.0 million in 2008, $4.3 million in 2009 and $960.2 million thereafter.
      Terms of the Company’s credit facilities and leases contain financial and other covenants that limit the ability of the Company to, among other things, effect acquisitions or dispositions and borrow additional funds and require the Company to, among other things, maintain various financial ratios and comply with various other financial covenants. In addition, the covenants require the pledging of assets to collateralize the Company’s revolving credit facility. The assets pledged include equity interests in wholly-owned subsidiaries, certain real property interests, accounts receivable and inventory of the Company. Failure by the Company to comply with such covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on the Company. The Company was in compliance with all financial covenants at December 31, 2005.

9.	Fair Values of Financial Instruments
      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:
      Cash and cash equivalents: The carrying amounts approximate fair value.
      Debt: At December 31, 2005 and 2004, the fair value of the Company’s senior notes and other long-term debt, including amounts classified as current, was $1,001.6 million and $1,000.6 million, respectively.
      Derivatives.
      As of December 31, 2005, the Company held heating oil swaps totaling 22.8 million gallons at a fixed price of $1.45 and heating oil call options totaling 9.3 million gallons at call prices from $1.70 to $2.05. The fair value of the heating oil swaps and calls of $8.7 million is reflected as a current asset in the Consolidated Balance Sheet at December 31, 2005.
      As of December 31, 2005 the Company held swaps for 12,000 sulfur dioxide allowances with 6,000 expiring in 2006 and 2007 at a price of $815 and $825 in 2006 and 2007, respectively. The Company had put options for 48,000 sulfur dioxide allowances at prices from $600 to $1,200. The fair value of the sulfur dioxide swaps and puts is reflected as a current liability of $11.9 million and a current asset of $0.2 million, respectively, in the Consolidated Balance Sheet at December 31, 2005.
      The Company terminated its outstanding interest rate swaps in the fourth quarter of 2005. The fair value of these swaps was $12.4 million at December 31, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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
      In addition, the Company is liable for workers’ compensation benefits for traumatic injuries that are accrued as injuries are incurred. Traumatic claims are either covered through self-insured programs or through state-sponsored workers’ compensation programs.
      Workers’ compensation expense consists of the following components:

	2005	2004	2003

Self-insured black lung benefits:
Service cost	$1,159	$1,447	$1,491
Interest cost	1,852	2,660	2,942
Net amortization	(3,793)	(1,080)	(247)

Total black lung disease	(782)	3,027	4,186
Traumatic injury claims and assessments	20,196	18,725	14,008

Total provision	$19,414	$21,752	$18,194

Payments for worker’s compensation benefits	$29,952	$21,068	$17,072
Discount rate	5.80%	6.00%	6.50%
Cost escalation rate	3.00%	4.00%	4.00%
      Net amortization represents the systematic recognition of actuarial gains or losses over a five-year period.
      Summarized below is information about the amounts recognized in the consolidated balance sheets for workers’ compensation benefits:

	December 31,

	2005	2004

Black lung costs	$26,670	$51,793
Traumatic and other workers’ compensation claims	37,033	43,427

Total obligations	63,703	95,220
Less amount included in accrued expenses	9,900	12,774

Noncurrent obligations	$53,803	$82,446

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The reconciliation of changes in the benefit obligation of the black lung liability is as follows:

	December 31,

	2005	2004

Beginning of year obligation	$47,641	$46,722
Service cost	1,159	1,447
Interest cost	1,852	2,660
Actuarial gain	(16,247)	(1,122)
Divestitures	(14,136)	—
Benefit and administrative payments	(3,362)	(2,066)

Net obligation at end of year	16,907	47,641
Unrecognized gain	9,763	4,152

Accrued cost	$26,670	$51,793

      There were no receivables related to benefits contractually recoverable from others at December 31, 2005. Receivables related to benefits contractually recoverable from others of $0.4 million at December 31, 2004 are recorded in other long-term assets.

11.	Asset Retirement Obligations
      The Company’s asset retirement obligations arise from the federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. The required reclamation activities to be performed are outlined in the Company’s mining permits. These activities include reclaiming the pit and support acreage at surface mines, sealing portals at underground mines, and reclaiming refuse areas and slurry ponds.
      The Company reviews its asset retirement obligation at least annually and makes necessary adjustments for permit changes as granted by state authorities and for revisions of estimates of amount and timing of costs. For ongoing operations, adjustments to the liability result in an adjustment to the corresponding asset. For idle operations, adjustments to the liability are recognized as income or expense in the period the adjustment is recorded.
      Effective January 1, 2003, the Company began accounting for its reclamation obligations in accordance with Statement No. 143. The cumulative effect of this change on periods prior to January 1, 2003 resulted in a charge to income of $3.7 million (net of income taxes of $2.3 million), or $0.07 per share, which is included in the Company’s results of operations for the year ended December 31, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table describes the changes to the Company’s asset retirement obligation for the years ended December 31:

	2005	2004

Balance at January 1 (including current portion)	$199,597	$162,731
Accretion expense	14,950	12,681
Additions/(reductions) resulting from property additions/(disposals)	(33,339)	37,784
Adjustments to the liability from changes in estimates	4,191	(1,571)
Liabilities settled	(7,991)	(12,028)

Balance at December 31	177,408	199,597
Current portion included in accrued expenses	(10,680)	(19,632)

Long-term liability	$166,728	$179,965

12.	Employee Benefit Plans

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
      During 2005, the postretirement benefit plans were amended to improve benefits to participants. As discussed in Note 3, “Dispositions,” on December 31, 2005, the Company sold three of its subsidiaries with operations in Central Appalachia, along with the related postretirement benefit obligations. The only remaining participants in the postretirement benefit plan have their benefits capped at current levels. This disposition constituted a settlement of the Company’s postretirement benefit obligation and a loss of $59.2 million was recognized.
      The Company uses a December 31 measurement date for its pension and postretirement benefit plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Obligations and Funded Status. Summaries of the changes in the benefit obligations, plan assets and funded status of the plans are as follows:

			Other Postretirement
	Pension Benefits		Benefits

	2005	2004	2005	2004

CHANGE IN BENEFIT OBLIGATIONS
Benefit obligations at January 1	$218,063	$182,946	$535,870	$531,933
Service cost	11,072	8,861	5,592	4,145
Interest cost	12,655	11,781	31,866	29,695
Plan amendments	242	139	20,010	—
Acquisitions/(divestitures)	—	23,380	(455,294)	10,748
Benefits paid	(16,228)	(15,288)	(32,963)	(29,585)
Transfer from Canyon Fuel Pension Plan	—	57	—	—
Other-primarily actuarial (gain) loss	8,831	6,187	(40,047)	(11,066)

Benefit obligations at December 31	$234,635	$218,063	$65,034	$535,870

CHANGE IN PLAN ASSETS
Value of plan assets at January 1	$191,109	$151,126	$—	$—
Actual return on plan assets	15,060	17,974	—	—
Acquisitions	—	15,599	—	—
Employer contributions	20,034	21,641	32,963	29,585
Benefits paid	(16,228)	(15,288)	(32,963)	(29,585)
Transfer from Canyon Fuel Pension Plan	—	57	—	—

Value of plan assets at December 31	$209,975	$191,109	$—	$—

NET AMOUNT RECOGNIZED
Funded status of the plans	$(24,660)	$(26,954)	$(65,034)	$(535,870)
Unrecognized actuarial loss	37,567	34,683	4,149	129,753
Unrecognized prior service cost (gain)	(330)	(886)	16,497	(3,992)

Prepaid (accrued) benefit cost	$12,577	$6,843	$(44,388)	$(410,109)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Other Postretirement
	Pension Benefits		Benefits

	2005	2004	2005	2004

BALANCE SHEET AMOUNTS
Accrued benefit liabilities	$(17,193)	$(17,628)	$(44,388)	$(410,109)
Intangible asset (other assets)	766	592	—	—
Minimum pension liability adjustment (accumulated other comprehensive income)	29,004	23,879	—	—

Net asset (liability) recognized	$12,577	$6,843	$(44,388)	$(410,109)

Current	$—	$—	$(3,062)	$(29,685)
Long-term	$12,577	$6,843	$(41,326)	$(380,424)

Other Postretirement Benefits
      The postretirement plan amendment relates to the enhancement of benefits to employees discussed above, which also resulted in the increase in the unrecognized prior service cost.
      The actuarial gain in 2005 resulted from changes in certain actuarial assumptions, including changes in the cost claims curve. The actuarial gain in 2004 resulted from impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 implementation discussed below.
     Pension Benefits
      The accumulated benefit obligation for all pension plans was $227.0 million and $208.7 million at December 31, 2005 and 2004, respectively.
      Transfers from the Canyon Fuel Company Pension Plan represent transfers of the actuarially determined benefit obligation and the related plan assets for employees who were transferred from Canyon Fuel to the Company in 2004 as a result of the acquisition of Canyon Fuel discussed in Note 2, “Business Combinations.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Components of Net Periodic Benefit Cost. The following table details the components of pension and other postretirement benefit costs.

	Pension Benefits			Other Postretirement Benefits
Year Ended
December 31,	2005	2004	2003	2005	2004	2003

Service cost	$11,072	$8,861	$8,188	$5,592	$4,145	$3,637
Interest cost	12,655	11,781	11,293	31,866	29,695	31,126
Expected return on plan assets*	(15,944)	(14,539)	(13,687)	—	—	—
Other amortization and deferral	7,393	4,802	1,435	25,882	16,685	21,315
Settlements	—	—	—	59,195	—	—

Net benefit cost	$15,176	$10,905	$7,229	$122,535	$50,525	$56,078

*	The Company does not fund its other postretirement liabilities.
      Assumptions. The following table provides the assumptions used to determine the actuarial present value of projected benefit obligations at December 31.

			Other
	Pension		Postretirement
	Benefits		Benefits

	2005	2004	2005	2004

Weighted average assumptions:
Discount rate	5.80%	6.00%	5.80%	6.00%
Rate of compensation increase	3.50%	3.50%	N/A	N/A
      The following table provides the assumptions used to determine net periodic benefit cost for years ended December 31.

				Other Postretirement
	Pension Benefits			Benefits

	2005	2004	2003	2005	2004	2003

Weighted average assumptions:
Discount rate	6.00%	6.50%	7.00%	6.00%	6.50%	7.00%
Rate of compensation increase	3.50%	3.75%	4.25%	N/A	N/A	N/A
Expected return on plan assets	8.50%	8.50%	9.00%	N/A	N/A	N/A
      The Company establishes the expected long-term rate of return at the beginning of each fiscal year based upon historical returns and projected returns on the underlying mix of invested assets. The Company utilizes modern portfolio theory modeling techniques in the development of its return assumptions. This technique projects rates of returns that can be generated through various asset allocations that lie within the risk tolerance set forth by members of the Company’s pension committee (the “Pension Committee”). The risk assessment provides a link between a pension’s risk capacity, management’s willingness to accept investment risk and the asset allocation process, which ultimately leads to the return generated by the invested assets. For the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
determination of net periodic benefit cost in 2006, the Company will utilize an expected rate of return of 8.25%.
      The following table provides information regarding the assumed health care cost trend rates at December 31.

	2005	2004

Health care cost trend rate assumed for next year	N/A	8.00%
Ultimate trend rate	N/A	5.00%
Year that the rate reaches the ultimate trend rate	N/A	2011
      Because postretirement costs for remaining participants are capped at current levels, future changes in health care costs have no future effect on the plan benefits.
      Increasing the assumed health care cost trend rate by one percentage point each year would have increased the net periodic postretirement benefit cost for 2005 by $4.0 million, or 3%.
      Plan Assets. The Company’s pension plan weighted average asset allocations by asset category are as follows:

	Plan Assets at
	December 31,

	2005	2004

Equity securities	71%	67%
Debt securities	23%	28%
Cash and equivalents	6%	5%

Total	100%	100%

      The Pension Committee is responsible for overseeing the investment of pension plan assets. The Pension Committee is responsible for determining and monitoring appropriate asset allocations and for selecting or replacing investment managers, trustees and custodians. The pension plan’s current investment targets are 65% equity, 30% fixed income securities and 5% cash. The Pension Committee reviews the actual asset allocation in light of these targets on a periodic basis and rebalances among investments as necessary. The Pension Committee evaluates the performance of investment managers as compared to the performance of specified benchmarks and peers and monitors the investment managers to ensure adherence to their stated investment style and to the plan’s investment guidelines.
      Cash Flows. The Company is not required to make any contributions to its pension plans in 2006. The Company currently anticipates making contributions of approximately $21.0 million to the pension plan in 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following represents expected future benefit payments, which reflect expected future service, as appropriate:

		Other
	Pension	Postretirement
	Benefits	Benefits

2006	$19,668	$3,653
2007	20,272	3,803
2008	21,245	3,962
2009	21,659	4,234
2010	21,796	4,615
Years 2011-2015	110,970	33,154

	$215,610	$53,421

      Impact of Medicare Prescription Drug, Improvement and Modernization Act of 2003. On December 8, 2003, the President signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). The Act introduces a prescription drug benefit under Medicare (“Medicare Part D”) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Company has included the effects of the Act in its financial statements for the year ended December 31, 2004 in accordance with FASB Staff Position No. FAS 106-2, Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“FSP 106-2”). Incorporation of the provisions of the Act resulted in a reduction of the Company’s postretirement benefit obligation of $68.0 million. The effect of the Act on postretirement medical expense for fiscal year 2004 and 2005 was a decrease of approximately $18.0 million (substantially all of which is recorded as a component of cost of coal sales). The benefits were partially offset by increased costs resulting from changes to other actuarial assumptions that were incorporated at the beginning of the year.

Multi-employer Pension and Benefit Plans
      The Company made no payments in 2005, 2004 and 2003 into a multi-employer defined benefit pension plan trust established for the benefit of union employees under the labor contract with the UMWA. Payments are based on hours worked and are expensed as hours are incurred. Under the Multi-employer Pension Plan Amendments Act of 1980, a contributor to a multi-employer pension plan may be liable, under certain circumstances, for its proportionate share of the plan’s unfunded vested benefits (withdrawal liability). The Company is not aware of any circumstances that would require it to reflect its share of unfunded vested pension benefits in its financial statements. During 2005, approximately 13% of the Company’s workforce was represented by the UMWA under a collective bargaining agreement that is effective through December 31, 2006. With the sale of the Central Appalachian operations discussed in Note 3, “Dispositions,” the Company no longer has employees represented by the UMWA.
      The Coal Industry Retiree Health Benefit Act of 1992 (“Benefit Act”) provides for the funding of medical and death benefits for certain retired members of the UMWA through premiums to be paid by assigned

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
operators (former employers), transfers in 1993 and 1994 from an overfunded pension trust established for the benefit of retired UMWA members, and transfers from the Abandoned Mine Lands Fund (funded by a federal tax on coal production) commencing in 1995. The Company treats its obligation under the Benefit Act as a participation in a multi-employer plan and records expense as premiums are paid. The Company recorded expense of $3.4 million, $6.0 million and $5.1 million in the years ended December 31, 2005, 2004 and 2003 for premiums pursuant to the Benefit Act.

Other Plans
      The Company sponsors savings plans which were established to assist eligible employees in providing for their future retirement needs. The Company’s expense representing its contributions to the plans were $12.4 million, $8.8 million and $8.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

13.	Capital Stock
      On November 24, 2004, the Company filed a registration statement on Form S-3 with the SEC. The registration statement allows the Company to offer, from time to time, an aggregate of up to $1.0 billion in debt securities, preferred stock, depositary shares, purchase contracts, purchase units, common stock and related rights and warrants.

Common Stock
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

Preferred Stock
      On December 1, 2005, the Company issued a tender offer to induce conversion of its 5% Perpetual Cumulative Convertible Preferred Stock (“Preferred Stock”) to common shares (the “Conversion Offer”). The Conversion Offer expired on December 30, 2005. On December 31, 2005, the Company accepted for conversion 2,724,418 shares of Preferred Stock to be converted to 6,654,119 shares of common stock, including a conversion premium of 0.0439 shares. The Company recognized a dividend on the Preferred Stock in the amount of $9.5 million, representing the difference in the fair market value of the shares issued in conversion and those convertible pursuant to the original conversion terms.
      On January 31, 2003, the Company completed a public offering of 2,875,000 shares of Preferred Stock. The net proceeds realized by the Company from the offering of $139.0 million were used to reduce indebtedness under the Company’s revolving credit facility, and for working capital and general corporate purposes. Dividends on the Preferred Stock are cumulative and payable quarterly at the annual rate of 5% of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the liquidation preference. Each share of the Preferred Stock is initially convertible, under certain conditions, into 2.3985 shares of the Company’s common stock. The Preferred Stock is redeemable, at the Company’s option, on or after January 31, 2008 if certain conditions are met. The holders of the Preferred Stock are not entitled to voting rights on matters submitted to the Company’s common shareholders. However, if the Company fails to pay the equivalent of six quarterly dividends, the holders of the Preferred Stock will be entitled to elect two directors to the Company’s Board of Directors.

Stock Repurchase Plan
      Pursuant to a stock repurchase plan, the Company may repurchase up to 6.0 million of its shares of common stock. At December 31, 2005, 5.6 million shares of common stock were available for repurchase under the plan. The repurchased shares are being held in the Company’s treasury, which the Company accounts for using the average cost method. Future repurchases under the plan will be made at management’s discretion and will depend on market conditions and other factors. During 2005, 273,000 treasury shares were contributed to the pension plans.

14.	Stockholder Rights Plan
      Under a stockholder rights plan, preferred share purchase rights (“Preferred Purchase Rights”) entitle their holders to purchase one one-hundredth of a share of a series of junior participating preferred stock at an exercise price of $42. The Preferred Purchase Rights are exercisable only when a person or group (an “Acquiring Person”) acquires 20% or more of the Company’s common stock or if a tender or exchange offer is announced which would result in ownership by a person or group of 20% or more of the Company’s common stock. In certain circumstances, the Preferred Purchase Rights allow the holder (except for the Acquiring Person) to purchase the Company’s common stock or voting stock of the Acquiring Person at a discount. The Board of Directors has the option to allow some or all holders (except for the Acquiring Person) to exchange their rights for Company common stock. The rights will expire on March 20, 2010, subject to earlier redemption or exchange by the Company as described in the plan.

15.	Stock Incentive Plan and Other Incentive Plans
      The Company’s Stock Incentive Plan (the “Company Incentive Plan”) reserved 9,000,000 shares of the Company’s common stock for awards to officers and other selected key management employees of the Company. The Company Incentive Plan provides the Board of Directors with the flexibility to grant stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance stock or units, merit awards, phantom stock awards and rights to acquire stock through purchase under a stock purchase program (“Awards”). Awards the Board of Directors elects to pay out in cash do not count against the 9,000,000 shares authorized in the Company Incentive Plan.
      As of December 31, 2005, stock options, performance units, restricted stock units and price contingent stock awards were the types of awards granted. Each is discussed more fully below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Stock Options
      Stock options are generally subject to vesting provisions of at least one year from the date of grant and are granted at a price equal to 100% of the fair market value of the stock on the date of grant. Information regarding stock options under the Company Incentive Plan follows for the years ended December 31, 2005, 2004 and 2003 (options in thousands):

	2005		2004		2003

		Weighted		Weighted		Weighted
	Common	Average	Common	Average	Common	Average
	Shares	Price	Shares	Price	Shares	Price

Options outstanding at January 1	2,965	$20.85	4,622	$21.29	5,485	$20.85
Granted	32	$38.80	6	$33.61	114	$19.23
Exercised	(1,519)	$21.19	(1,658)	$22.15	(771)	$17.54
Canceled	(20)	$24.86	(5)	$21.46	(206)	$22.60

Options outstanding at December 31	1,458	$20.80	2,965	$20.85	4,622	$21.29

Options exercisable at December 31	971	$20.54	1,783	$21.15	2,692	$21.94
Options available for grant at December 31	2,397		2,677		2,981
      The Company applies APB 25 and related interpretations in accounting for the Company Incentive Plan. Accordingly, no compensation expense has been recognized for the fixed stock option portion of the Company Incentive Plan. The after-tax fair value of options granted in 2005, 2004 and 2003 was determined to be $0.4 million, $0.1 million and $0.7 million, respectively, which for purposes of the pro forma disclosure in Note 1, “Accounting Policies,” is recognized as compensation expense over the options’ vesting period. The fair value of the options was determined using the Black-Scholes option pricing model and the weighted average assumptions noted below. Substantially all stock options granted vest ratably over three years, with the majority vesting in 2006.

	2005	2004	2003

Weighted average fair value per share of options granted	$16.90	$15.38	$8.33
Assumptions (weighted average):
Risk-free interest rate	3.70%	3.65%	2.84%
Expected dividend yield	0.9%	1.0%	1.5%
Expected volatility	51.1%	52.7%	53.5%
Expected life (in years)	5.0	5.0	5.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The table below shows pertinent information on options outstanding at December 31, 2005 (options in thousands):

		Options Outstanding		Options Exercisable

		Weighted Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Number	Contractual Life	Exercise	Number	Exercise
Exercise prices	Outstanding	(Years)	Price	Exercisable	Price

$ 8.50-$10.69	93	3.21	$10.58	93	$10.58
$ 16.09-$21.95	592	6.08	18.75	355	19.16
$ 22.00-$22.82	524	6.31	22.59	306	22.60
$ 22.875-$22.90	161	1.26	22.89	161	22.89
$ 23.45-$35.30	86	4.37	30.42	56	27.81
$ 67.51	2	9.79	67.51	—	—

	1,458	5.35	$20.80	971	$20.54

Performance Units
      Performance stock or unit awards can be earned by the recipient if the Company meets certain pre-established performance measures. Until earned, the performance awards are nontransferable, and when earned, performance awards are payable in cash, stock, or restricted stock as determined by the Company’s Board of Directors. In January 2004, the Company granted performance unit awards that are earned if the Company meets certain financial, safety and environmental targets during the three years ending December 31, 2006. Amounts accrued during 2005 and 2004 for these awards totaled $3.3 million and $3.1 million, respectively. During the fourth quarter of 2003, the Company’s Board of Directors approved awards under a four-year performance unit plan that began in 2000 totaling $19.6 million (including $1.9 million awarded to employees of Canyon Fuel), which was paid in cash in the first quarter of 2004.

Restricted Stock and Restricted Stock Unit Awards
      The restricted stock and restricted stock units require no payment from the employee. Compensation expense is based on the fair value on the grant date and is recorded ratably over the vesting period of three years. During the vesting period, the employee receives compensation equal to dividends declared on common shares.
      During 2005 and 2004, restricted stock and restricted stock unit grants, net of cancellations, totaled 55,195 and 149,190 shares, respectively at a weighted average fair value of $57.81 and $28.47 per share, respectively. Expenses of $2.2 million and $2.4 million were recorded during 2005 and 2004, respectively.
      On December 18, 2002, the Company granted a restricted stock unit award of 50,000 shares. The fair value of the shares on the date of grant was $21.11 per share. The units will vest in their entirety on January 31, 2008. The Company will recognize compensation expense in the amount of the total fair value of the grant ratably over the vesting period of the award.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Price Contingent Stock Awards
      In the third quarter 2005, the Company’s Board of Directors approved a performance-contingent phantom stock plan for 11 of its executives. The plan allows for participants to earn up to 252,600 units to be paid out in both cash and stock upon simultaneous attainment of certain levels of stock price and EBITDA, as defined by the Company. The Company recognized $4.5 million of expense related to this plan in the fourth quarter of 2005, as the Company’s projections indicate that targets will be met in 2006 and a projected payout of $15.0 million will be made.
      On January 14, 2004, the Company granted an award of 220,766 shares of performance-contingent phantom stock that vested in the event the Company’s stock price reached an average pre-established price over a period of 20 consecutive trading days within five years following the date of grant. On March 3, 2005, the price contingency discussed above was met, and the award was paid in a combination of Company stock ($7.3 million) and cash ($2.6 million). As such, the Company recognized a $9.9 million charge as a component of selling, general and administrative expense ($9.1 million) and cost of coal sales ($0.8 million) in the accompanying Consolidated Statements of Income.

16.	Risk Concentrations

Credit Risk and Major Customers
      The Company places its cash equivalents in investment-grade short-term investments and limits the amount of credit exposure to any one commercial issuer.
      The Company markets its coal principally to electric utilities in the United States. Sales to customers in foreign countries were $166.0 million and $134.0 million for the years ended December 31, 2005 and 2004. As of December 31, 2005 and 2004, accounts receivable from electric utilities located in the United States totaled $146.6 million and $127.7 million, respectively, or 82% and 71% of total trade receivables for 2005 and 2004, respectively. Generally, credit is extended based on an evaluation of the customer’s financial condition, and collateral is not generally required. Credit losses are provided for in the financial statements and historically have been minimal.
      The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on indices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer. The Company and its operating subsidiaries sold approximately 140.2 million tons of coal in 2005. Approximately 70% of this tonnage (representing 69% of the Company’s revenue) was sold under long-term contracts (contracts having a term of greater than one year). Prices for coal sold under long-term contracts ranged from $5.78 to $86.42 per ton. Long-term contracts ranged in remaining life from one to 12 years. Some of these

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
contracts include pricing which is above current market prices. Sales (including spot sales) to major customers were as follows (in thousands):

	2005	2004	2003

TVA	$306,896	$147,338	$80,510
AEP	221,334	173,528	222,580
Progress Energy	199,514	228,203	165,514

Transportation
      The Company depends upon barge, rail, truck and belt transportation systems to deliver coal to its customers. Disruption of these transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could temporarily impair the Company’s ability to supply coal to its customers, resulting in decreased shipments. Disruptions in rail service in 2004 and 2005 resulted in missed shipments and production interruptions. The Company has no long-term contracts with transportation providers to ensure consistent and reliable service.

17.	Earnings (Loss) per Share
      The following table sets forth the computation of basic and diluted earnings (loss) per common share:

	2005

	Numerator	Denominator	Per Share
	(Income)	(Shares)	Amount

Basic EPS:
Net income	$38,123	63,652	$0.59
Preferred stock dividends	(15,579)		(0.24)

Basic income available to common shareholders	$22,544		$0.35

Effect of dilutive securities:
Effect of common stock equivalents arising from stock options and restricted stock grants	—	957
Effect of common stock equivalents arising from convertible preferred stock	18	361

Diluted EPS:
Diluted income available to common shareholders	$22,562	64,970	$0.35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2004

	Numerator	Denominator	Per Share
	(Income)	(Shares)	Amount

Basic EPS:
Net income	$113,706	55,901	$2.04
Preferred stock dividends	(7,187)		(0.13)

Basic income available to common shareholders	$106,519		$1.91

Effect of dilutive securities:
Effect of common stock equivalents arising from stock options and restricted stock grants	—	937
Effect of common stock equivalents arising from convertible preferred stock	7,187	6,896

Diluted EPS:
Diluted income available to common shareholders	$113,706	63,734	$1.78

	2003

	Numerator	Denominator	Per Share
	(Income)	(Shares)	Amount

Basic EPS:
Net income before cumulative effect of accounting change	$20,340	52,511	$0.39
Cumulative effect of accounting change	(3,654)		(0.07)
Preferred stock dividends	(6,589)		(0.13)

Basic income available to common shareholders	$10,097		$0.19

Effect of dilutive securities:
Effect of common stock equivalents arising from stock options	—	374

Diluted EPS:
Net income before cumulative effect of accounting change	$20,340	52,885	$0.38

Cumulative effect of accounting change	(3,654)		(0.07)
Preferred stock dividends	(6,589)		(0.12)

Diluted income available to common shareholders	$10,097		$0.19

      At December 31, 2005, 6,535,000 shares, representing the common stock conversion equivalent of the preferred stock converted on December 31, 2005, and $15.6 million, representing the related dividends and conversion inducement, were excluded from the diluted earnings per share calculation because their effect was anti-dilutive.
      At December 31, 2003, 0.2 million shares were not included in the diluted earnings per share calculation since the exercise price was greater than the average market price. The effect of assumed conversion of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
preferred stock was anti-dilutive and, therefore, not included in the diluted earnings per share calculation for 2003.

18.	Leases
      The Company leases equipment, land and various other properties under non-cancelable long-term leases, expiring at various dates. Certain leases contain options that would allow the Company to extend the lease or purchase the leased asset at the end of the base lease term. Rental expense related to these operating leases amounted to $31.8 million in 2005, $22.7 million in 2004 and $17.4 million in 2003. The Company has also entered into various non-cancelable royalty lease agreements and federal lease bonus payments under which future minimum payments are due.
      Minimum payments due in future years under these agreements in effect at December 31, 2005 are as follows (in thousands):

	Operating
	Leases	Royalties

2006	$24,089	$26,390
2007	22,504	24,997
2008	20,898	23,938
2009	16,600	23,673
2010	13,478	23,054
Thereafter	42,078	44,742

	$139,647	$166,794

      On December 31, 2005, the Company sold its rail spur, rail loadout and idle office complex at its Thunder Basin mining complex in Wyoming, which it will lease back while it mines adjacent reserves. The Company will pay $0.2 million per month through September 2008, with an option to extend on a month-to-month basis through September 2010. The Company deferred $7.0 million of the gain on the sale, equal to the present value of the minimum lease payments, to be amortized over the term of the lease.

19.	Related Party Transactions
      The Company received administration and production fees from Canyon Fuel for managing the Canyon Fuel operations through July 31, 2004, when the Company purchased the 35% interest it did not previously own. The fee arrangement was calculated annually and approved by the Canyon Fuel Management Board. The production fee was calculated on a per-ton basis while the administration fee represented the costs incurred by the Company’s employees related to Canyon Fuel administrative matters. The fees recognized as other operating income by the Company and as expense by Canyon Fuel were $4.8 million and $8.5 million for the years ended December 31, 2004 and 2003, respectively.
      From October 2002 through October 2004, the Company held an ownership interest in NRP. The Company leases certain coal reserves from NRP and pays royalties to NRP for the right to mine those reserves.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Terms of the leases require the Company to prepay royalties with those payments recoupable against production. Amounts recognized as cost of coal sales for royalties paid to NRP during the years ended December 31, 2004 and 2003 were $15.4 million and $12.6 million, respectively.

20.	Guarantees
      In accordance with the purchase and sale agreement with Magnum, the Company has agreed to continue to provide surety bonds and letters of credit for reclamation and workers’ compensation obligations of Magnum related to the properties sold in order to facilitate an orderly transition. The purchase and sale agreement requires Magnum to reimburse the Company for costs related to the surety bonds and letters of credit and to use commercially reasonable efforts after closing to replace the obligations. If the surety bonds and letters of credit related to the reclamation obligations are not replaced by Magnum within two years of closing of the transaction, then Magnum must post a letter of credit in favor of the Company in the amounts of the obligations. If letters of credit related to the workers’ compensation obligation are not replaced within 360 days following the closing of the transaction, Magnum shall post a letter of credit in favor of the Company in the amounts of the obligation. Of the surety bonds related to reclamation obligations, $92.8 million relates to properties sold to Magnum while $10.5 million of letters of credit related to the retiree healthcare obligation relates to the properties sold to Magnum.
      In addition, the Company has agreed to guarantee the performance of Magnum with respect to three coal sales contracts and several property leases sold to Magnum. If Magnum is unable to perform with respect to the coal sales contracts, the Company would be required to purchase coal on the open market or supply the contract from its existing operations. If the Company purchased all of the coal for these contracts at market prices effective at December 31, 2005, it would incur a loss of approximately $654.0 million related to the contracts. If Magnum is unable to perform with respect to the property leases, the Company would be responsible for future minimum royalty payments of approximately $12.4 million. The Company believes that it is remote that the Company would be liable for any obligation related to these guarantees. However, if the Company was to have to perform under these guarantees, it could potentially have a material adverse effect on the business, results of operations and financial condition of the Company.
      In connection with the Company’s acquisition of the coal operations of Atlantic Richfield Company (“ARCO”) and the simultaneous combination of the acquired ARCO operations and the Company’s Wyoming operations into the Arch Western joint venture, the Company agreed to indemnify another member of Arch Western against certain tax liabilities in the event that such liabilities arise prior to June 1, 2013 as a result of certain actions taken, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the acquisition. If the Company were to become liable, the maximum amount of potential future tax payments was $193.3 million at December 31, 2005, of which none is recorded as a liability on the Company’s financial statements. Since the indemnification is dependent upon the initiation of activities within the Company’s control and the Company does not intend to initiate such activities, it is remote that the Company will become liable for any obligation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
related to this indemnification. However, if such indemnification obligation were to arise, it could potentially have a material adverse effect on the business, results of operations and financial condition of the Company.
      In addition, tax reporting applied to this transaction by the other member of Arch Western is under review by the IRS. The Company does not believe it is probable that it will be impacted by the outcome of this review. If the outcome of this review results in adjustments, the Company may be required to adjust its deferred income taxes associated with its investment in Arch Western. Given the uncertainty of an adverse outcome impacting the Company’s deferred income tax position as well as offsetting tax positions that the Company may be able to take, the Company is not able to determine a range of the potential outcomes related to this issue. Any change that impacts the Company related to the IRS review of the other member of this transaction potentially could have a material adverse impact on its financial statements.

21.	Contingencies
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
      In response to a declaratory judgment action filed by the Company’s subsidiary, Ark Land Company (“Ark Land”), in Mingo County, West Virginia, against a landowner involving the interpretation of a severance deed under which Ark Land controls the coal and mining rights on property in Mingo County, West Virginia, the landowner filed a counterclaim against Ark Land and a third party complaint against the Company and two of its other subsidiaries seeking damages for trespass, nuisance and property damage arising out of the exercise of rights under the severance deed on the property by the Company’s subsidiaries. The defendant alleged that the Company’s subsidiaries had insufficient rights to haul certain foreign coals across the property without payment of certain wheelage or other fees to the defendant. In addition, the defendant alleged that the Company and its subsidiaries violated West Virginia’s Standards for Management of Waste Oil and the West Virginia Surface Coal Mining and Reclamation Act. This case went to trial on October 4, 2005. The landowner’s counterclaim against Ark Land was dismissed along with its cross claim against one of the Company’s subsidiaries and its claims for trespass, nuisance and wheelage. On October 12, 2005, the jury entered a verdict in favor of the landowner on its remaining claims, assessing damages against the Company and its subsidiary in the amount of $2.5 million. The jury found in the Company’s favor on its indemnity claim against the Company’s subsidiary’s contractor, and awarded the Company $1.25 million on that claim. The landowner also was awarded its reasonable attorneys’ fees, which have not yet been determined. The Company has reached a settlement in principle with the landowner and the settlement is reflected in the Company’s financial statements.
      A landowner filed a lawsuit in the Circuit Court for Kanawha County, West Virginia, claiming, among other things, that Ark Land, who leased West Virginia real estate from the landowner in exchange for royalties, misrepresented certain facts involving a lease amendment and that it miscalculated and underpaid royalties under the lease. The suit sought damages of approximately $14.5 million. Ark Land disputed its claims and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
filed a counterclaim for overpayment of royalties in the approximate amount of $260,000. The court directed the parties to arbitrate their dispute in accordance with the terms of their lease. The arbitration began on October 31, 2005, but the parties reached a settlement before the arbitrators decided the case. Under the terms of the settlement, the Company agreed to pay the landowner $16.0 million in complete settlement of all claims against the Company, which is reflected in the Consolidated Statement of Income in other expenses in the year ended December 31, 2005.

22.	Cash Flow
      The changes in operating assets and liabilities as shown in the consolidated statements of cash flows are comprised of the following:

	Year Ended December 31,

	2005	2004	2003

Decrease (increase) in operating assets:
Receivables	$(48,432)	$(31,570)	$18,805
Inventories	(38,368)	(12,422)	(2,857)
Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses	108,536	(6,780)	8,844
Income taxes	(33,513)	(4,215)	(13,822)
Accrued postretirement benefits other than pension	28,660	18,019	27,558
Asset retirement obligations	(8,631)	(7,555)	(20,606)
Accrued workers’ compensation	(9,705)	(1,257)	(3,313)
Other	14,701	(21,626)	(14,984)

Changes in operating assets and liabilities	$13,248	$(67,406)	$(375)

23.	Segment Information
      The Company produces steam and metallurgical coal from surface and underground mines for sale to utility, industrial and export markets. The Company operates only in the United States, with mines in the major low-sulfur coal basins. The Company has three reportable business segments, which are based on the coal basins in which the Company operates. Coal quality, coal seam height, transportation methods and regulatory issues are generally consistent within a basin. Accordingly, market and contract pricing have developed by coal basin. The Company manages its coal sales by coal basin, not by individual mine complex. Mine operations are evaluated based on their per-ton operating costs (defined as including all mining costs but excluding pass-through transportation expenses). The Company’s reportable segments are Powder River Basin (PRB), Central Appalachia (CAPP) and Western Bituminous (WBIT). The Company’s operations in the Powder River Basin are located in Wyoming and include one operating surface mine and one idle surface mine. The Company’s operations in Central Appalachia are located in southern West Virginia, eastern Kentucky and Virginia and include 10 underground mines and five surface mines. The Company’s Western Bituminous operations are located in southern Wyoming, Colorado and Utah and include four underground mines (one of which was idled in May 2004) and two inactive surface mines in reclamation mode.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Operating segment results for the years ended December 31, 2005, 2004, and 2003 are presented below. Results for the operating segments include all direct costs of mining. Corporate, Other and Eliminations includes corporate overhead, land management, other support functions, and the elimination of intercompany transactions.

				Corporate,
				Other and
	PRB	CAPP	WBIT	Eliminations	Consolidated

December 31, 2005
Coal sales	$756,874	$1,349,666	$402,233	$—	$2,508,773
Income (loss) from operations	132,174	(15,830)	59,747	(98,234)	77,857
Total assets	1,333,289	786,091	1,723,744	(791,684)	3,051,440
Depreciation, depletion and amortization	106,870	70,605	33,364	1,462	212,301
Capital expenditures	30,668	235,313	77,932	13,229	357,142
Operating cost per ton	7.21	43.24	16.40

				Corporate,
				Other and
	PRB	CAPP	WBIT	Eliminations	Consolidated

December 31, 2004
Coal sales	$582,421	$1,126,258	$198,489	$—	$1,907,168
Income from equity investments	—	—	8,410	2,418	10,828
Income from operations	72,441	39,196	18,145	48,264	178,046
Total assets	1,154,317	2,088,224	1,663,764	(1,649,770)	3,256,535
Depreciation, depletion and amortization	78,074	62,761	24,113	1,374	166,322
Capital expenditures	55,035	84,450	23,276	129,844	292,605
Operating cost per ton	6.19	34.84	15.71

				Corporate,
				Other and
	PRB	CAPP	WBIT	Eliminations	Consolidated

December 31, 2003
Coal sales	$409,352	$917,981	$108,155	$—	$1,435,488
Income from equity investments	—	—	19,707	14,683	34,390
Income (loss) from operations	57,118	(43,872)	22,951	4,174	40,371
Total assets	975,796	1,964,384	1,087,508	(1,640,039)	2,387,649
Equity investments	—	—	146,180	25,865	172,045
Depreciation, depletion and amortization	44,202	64,980	18,851	30,431	158,464
Capital expenditures	18,351	47,527	8,971	57,578	132,427
Operating cost per ton	5.45	30.87	15.41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A reconciliation of segment income from operations to consolidated income (loss) before income taxes and cumulative effect of accounting change follows:

	2005	2004	2003

Income from operations	$77,857	$178,046	$40,371
Interest expense	(72,409)	(62,634)	(50,133)
Interest income	9,289	6,130	2,636
Other non-operating income (expense)	(11,264)	(7,966)	4,256

Income (loss) before income taxes and cumulative effect of accounting change	$3,473	$113,576	$(2,870)

24.	Quarterly Financial Information (Unaudited)
      Quarterly financial data for 2005 and 2004 is summarized below:

	March 31	June 30	September 30	December 31

	(a)(b)(c)	(b)	(a)(b)	(a)(b)(c)(d)
2005:
Coal sales	$600,464	$633,797	$654,716	$619,796
Gross profit	29,921	39,582	50,149	2,813
Income (loss) from operations	25,952	21,493	34,177	(3,765)
Net income (loss) available to common shareholders	4,778	1,677	17,129	(1,040)
Basic earnings (loss) per common share(h)	0.08	0.03	0.27	(0.02)
Diluted earnings (loss) per common share(h)	0.07	0.03	0.26	(0.02)

	March 31	June 30	September 30	December 31

	(e)(f)	(e)(f)	(e)(f)	(a)(e)(f)(g)
2004:
Coal sales	$403,490	$422,778	$527,775	$553,125
Gross profit	19,689	23,449	36,370	22,692
Income from operations	106,909	24,870	26,335	19,932
Net income available to common shareholders	68,186	9,311	8,979	20,043
Basic earnings per common share(h)	1.27	0.17	0.16	0.33
Diluted earnings per common share(h)	1.14	0.17	0.16	0.32

(a)	The Company recognized a gain of $6.3 million on the assignment of its rights and obligations on several parcels of land in West Virginia and a gain of $7.3 million on a dragline sale in the first quarter of 2005, and a gain of $9.0 million on the sale of surface land rights at its Central Appalachian operations in West Virginia in the third quarter of 2005. In the fourth quarter of 2005, the Company recognized a gain of $46.5 million on the sale of a rail spur, rail loadout and an idle office complex, and a gain on the sale of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

its Central Appalachian operations to Magnum of $7.5 million. During the fourth quarter of 2004, the Company assigned its rights and obligations on a parcel of land to a third party resulting in a gain of $5.8 million. The gains, other than those reflected separately, are reflected in other operating income.

(b)	Unrealized losses on sulfur dioxide and coal swaps and options were $1.5 million, $0.5 million, $5.5 million and $12.2 million during the four quarters of 2005, respectively.

(c)	In the first and fourth quarters, the Company recognized charges under its performance-contingent phantom stock plans of $9.9 million and $4.5 million, respectively, as a component of selling, general and administrative expense ($9.1 million and $4.5 million, respectively) and cost of coal sales ($0.8 million and $0), respectively.

(d)	On October 27, 2005, the Company conducted a precautionary evacuation of its West Elk mine after the Company detected elevated readings of combustion-related gases in an area of the mine where the Company had completed mining activities but had not yet removed all remaining longwall equipment. The Company has successfully controlled the combustion-related gases, reentered and rehabilitated the mine and has taken actions to commence longwall mining which the Company expects to begin late in the first quarter. The Company estimates that the financial impact of idling the mine and fighting the fire during the fourth quarter was $33.3 million in reduced operating profit.

(e)	The Company sold the remainder of its investment in Natural Resource Partners in June and October 2004. The Company recognized gains of $89.6 million, $0.3 million, $0.3 million and $1.1 million in the four quarters of 2004, respectively.

(f)	During the year ended December 31, 2004, Canyon Fuel, which was accounted for under the equity method through July 31, 2004, began the process of idling its Skyline Mine (the idling process was completed in May 2004), and incurred severance costs of $3.2 million for the year ended December 31, 2004. The Company’s share of these costs totals $2.1 million and is reflected in income from equity investments. The impact on the 2004 financial results was a charge of $1.2 million during the first quarter and a charge of $0.9 million in the second quarter.

(g)	During 2004, the Company filed a royalty rate reduction request with the Bureau of Land Management (“BLM”) for its West Elk mine in Colorado. The BLM notified the Company that it would receive a royalty rate reduction for a specified number of tons representing a retroactive portion for the year totaling $2.7 million. The retroactive portion was recognized as a component of cost of coal sales in the Consolidated Statement of Income.

(h)	The sum of the quarterly earnings (loss) per common share amounts may not equal earnings (loss) per common share for the full year because per share amounts are computed independently for each quarter and for the year based on the weighted average number of common shares outstanding during each period.

Schedule II
Arch Coal, Inc. and Subsidiaries
Valuation and Qualifying Accounts

	Balance at	Additions	Charged to
	Beginning of	Charged to Costs	Other				Balance at
	Year	and Expenses	Accounts		Deductions(1)		End of Year

	(In thousands)
Year ended December 31, 2005
Reserves deducted from asset accounts
Other assets — other notes and accounts receivable	$3,001	$1,345	$(944	)(2)	$1,625		$1,777
Current assets — supplies and inventory	22,976	(630)	(5,780	)(2)	1,231		15,335
Deferred income taxes	163,005	(6,138)	6,296	(4)	—		163,163
Year ended December 31, 2004
Reserves deducted from asset accounts
Other assets — other notes and accounts receivable	1,469	570	962	(3)	—		3,001
Current assets — supplies and inventory	18,763	1,746	3,010	(3)	543		22,976
Deferred income taxes	161,113	(265)	2,157	(4)	—		163,005
Year ended December 31, 2003
Reserves deducted from asset accounts
Other assets — other notes and accounts receivable	3,894	1,315	—		3,740	(5)	1,469
Current assets — supplies and inventory	17,515	1,583	—		335		18,763
Deferred income taxes	145,603	3,543	11,967	(6)	—		161,113

(1)	Reserves utilized, unless otherwise indicated.

(2)	Balance upon disposition of central Appalachian operations.

(3)	Balance at acquisition date of subsidiaries.

(4)	Amount represents the valuation allowance for tax benefits from the exercise of employee stock options. The benefit, net of valuation allowance, was recorded as paid-in capital.

(5)	Amount represents state net operating loss carryforwards identified in 2003 which were fully reserved.

(6)	Amount includes $1.6 million that was recognized as income upon collection of the related receivable.

Selected Financial Information

	Year Ended December 31,

	2005	2004	2003	2002	2001

	(1)(2)(3)(4)(5)(6)	(8)(9)(10)(11)	(8)(9)(10)(12)	(13)(14)(15)	(16)(17)(18)
	(7)(8)(10)
	(In thousands, except per share data)
Statement of Operations Data:
Coal sales revenue	$2,508,773	$1,907,168	$1,435,488	$1,473,558	$1,403,370
Income from operations	77,857	178,046	40,371	29,277	62,456
Income (loss) before cumulative effect of accounting change	38,123	113,706	20,340	(2,562)	7,209
Cumulative effect of accounting change	—	—	(3,654)	—	—

Net income (loss)	38,123	113,706	16,686	(2,562)	7,209
Preferred stock dividends	(15,579)	(7,187)	(6,589)	—	—

Net income (loss) available to common stockholders	$22,544	$106,519	$10,097	$(2,562)	$7,209

Basic earnings (loss) per common share before cumulative effect of accounting change	$0.35	$1.91	$0.26	$(0.05)	$0.15
Diluted earnings (loss) per common share before cumulative effect of accounting change	$0.35	$1.78	$0.26	$(0.05)	$0.15
Basic earnings (loss) per common share	$0.35	$1.91	$0.19	$(0.05)	$0.15
Diluted earnings (loss) per common share	$0.35	$1.78	$0.19	$(0.05)	$0.15
Balance Sheet Data:
Total assets	$3,051,440	$3,256,535	$2,387,649	$2,182,808	$2,203,559
Working capital	216,376	355,803	237,007	37,799	49,813
Long-term debt, less current maturities	971,755	1,001,323	700,022	740,242	767,355
Other long-term obligations	382,256	800,332	722,954	653,789	625,819
Stockholders’ equity	1,184,241	1,079,826	688,035	534,863	570,742
Common Stock Data:
Dividends per share	$0.32	$0.2975	$0.23	$0.23	$0.23
Shares outstanding at year-end	71,371	62,858	53,205	52,434	52,353
Cash Flow Data:
Cash provided by operating activities	$254,607	$146,728	$162,361	$176,417	$145,661
Depreciation, depletion and amortization	212,301	166,322	158,464	174,752	177,504
Capital expenditures	357,142	292,605	132,427	137,089	123,414
Dividend payments	27,639	24,043	17,481	12,045	11,565
Operating Data:
Tons sold	140,202	123,060	100,634	106,691	109,455
Tons produced	129,685	115,861	93,966	99,641	104,471
Tons purchased from third parties	11,226	12,572	6,602	8,060	5,569

(1)	On December 30, 2005, we completed a reserve swap with Peabody Energy and sold to Peabody a rail spur, rail loadout and an idle office complex, all of which is located in the Powder River Basin for a purchase price of $84.6 million. As a result of the transaction, we recognized a gain of $46.5 million which we recorded as a component of other operating income.

(2)	On December 31, 2005, we accepted for conversion 2,724,418 shares of preferred stock, representing approximately 95% of the issued and outstanding preferred stock, pursuant to the terms of a conversion offer. As a result of the conversion offer, we issued an aggregate of 6,534,517 shares of common stock pursuant to the conversion terms of the preferred stock and an aggregate premium of 119,602 shares of common stock. We recognized a preferred stock dividend of $9.5 million as a result of the issuance of the premium of 119,602 shares of common stock.

(3)	On December 31, 2005, we sold all of the stock of three subsidiaries and their associated mining operations and coal reserves in Central Appalachia to Magnum Coal Company. As a result of the transaction, we recognized a gain of $7.5 million which we recorded as a component of other operating income.

(4)	In December 2005, we settled a dispute with one of our landowners. As a result of the settlement, we recognized an expense of $16.0 million which we recorded as a component of other expenses.

(5)	During the year ended December 31, 2005, we recognized gains from land, equipment and facility sales of $28.2 million.

(6)	During the year ended December 31, 2005, we recorded expenses of $19.7 million related to changes in fair market value of sulfur dioxide and coal derivatives as a component of other operating income.

(7)	On October 27, 2005, we conducted a precautionary evacuation of our West Elk mine after we detected elevated readings of combustion-related gases in an area of the mine where we had completed mining activities but had not yet removed final longwall equipment. We estimate that the financial impact of idling the mine and fighting the fire during the fourth quarter of 2005 was $33.3 million in reduced operating profit.

(8)	As discussed in Note 15 to our consolidated financial statements, we recognized expenses under our long-term incentive compensation plans of $19.5 million in 2005, $5.5 million in 2004 and $16.2 million in 2003.

(9)	During 2004 and 2003, we sold our investment in Natural Resource Partners in four separate transactions occurring in December 2003 and March, June and October 2004. We recognized a gain of $42.7 million in the fourth quarter of 2003 and an aggregate gain of $91.3 million during 2004.

(10)	In connection with our repayment of Arch Western’s term loans in 2003, we recognized expenses of $7.7 million in 2005, $8.3 million in 2004 and $4.3 million in 2003 related to the costs resulting from the termination of hedge accounting for interest rate swaps. We also recognized expenses of $0.7 million during 2004 and $4.7 million during 2003 related to early debt extinguishment costs. Additionally, subsequent to the termination of hedge accounting for interest rate swaps, we recognized income of $13.4 million in 2003 related to changes in the market value of the swaps.

(11)	During 2004, we assigned our rights and obligations on a parcel of land to a third party resulting in a gain of $5.8 million which we recorded as a component of other operating income.

(12)	On January 1, 2003, we adopted FAS 143 resulting in a cumulative effect of accounting change of $3.7 million (net of tax).

(13)	During the year ended December 31, 2002, we settled certain coal contracts with a customer that was partially unwinding its coal supply position and desired to buy out of the remaining terms of those contracts. The settlements resulted in a pre-tax gain of $5.6 million which we recorded as a component of other revenues.

(14)	We recognized a pre-tax gain of $4.6 million during the year ended December 31, 2002 as a result of a workers’ compensation premium adjustment refund from the State of West Virginia. During 1998, we entered into the West Virginia workers’ compensation plan at one of our subsidiary operations. The subsidiary paid standard base rates until the West Virginia Division of Workers’ Compensation could determine the actual rates based on claims experience. Upon review, the Division of Workers’ Compensation refunded $4.6 million in premiums which we recognized as an adjustment to cost of coal sales.

(15)	During 2002, we filed a royalty rate reduction request with the BLM for our West Elk mine in Colorado. The BLM notified us that it would receive a royalty rate reduction for a specified number of tons representing a retroactive portion for the year totaling $3.3 million. We recognized the retroactive portion as a component of cost of coal sales. Additionally in 2002, Canyon Fuel was notified by the BLM that it would receive a royalty rate reduction for certain tons mined at its Skyline mine. The rate reduction applies to certain tons mined representing a retroactive refund of $1.1 million. We recorded the retroactive amount as a component of income from equity investments.

(16)	At the West Elk underground mine in Gunnison County, Colorado, following the detection of combustion-related gases in a portion of the mine, we idled our operation on January 28, 2000. On July 12, 2000, after controlling the combustion-related gases, we resumed production at the West Elk mine and started to ramp up to normal levels of production. We recognized partial pre-tax insurance settlements of $31.0 million during 2000 and a final pre-tax insurance settlement related to the event of $9.4 million during 2001.

(17)	The IRS issued a notice outlining the procedures for obtaining tax refunds on certain excise taxes paid by the industry on export sales tonnage. The notice was the result of a 1998 federal court decision that found such taxes to be unconstitutional. We recorded $12.7 million of pre-tax income related to these excise tax recoveries during 2000. During 2001, we recorded an additional $4.6 million of pre-tax income resulting from additional favorable developments associated with these tax refunds.

(18)	We recognized a $7.4 million pre-tax gain during 2001 from a state tax credit covering prior periods.

Corporate Governance and Stockholder Information
Common Stock
      Our common stock is listed and traded on the New York Stock Exchange under the symbol “ACI” and also has unlisted trading privileges on the Chicago Stock Exchange. The following table sets forth for each period indicated the dividends paid per common share, the high and low sale prices of our common stock and the closing price of our common stock on the last trading day for each of the quarterly periods indicated.

	2005

	March 31	June 30	September 30	December 31

Dividends per common share	$0.08	$0.08	$0.08	$0.08
High	$47.53	$55.76	$69.93	$82.20
Low	$33.19	$40.30	$50.28	$60.99
Close	$43.01	$54.57	$67.50	$79.50

	2004

	March 31	June 30	September 30	December 31

Dividends per common share	$0.06	$0.08	$0.08	$0.08
High	$32.89	$36.99	$36.93	$39.00
Low	$26.20	$27.73	$30.10	$31.86
Close	$31.39	$36.59	$35.49	$35.54
      On March 1, 2006, our common stock closed at $75.65 on the New York Stock Exchange. At that date, there were 9,084 holders of record of our common stock.
Dividends
      We paid dividends on our outstanding shares of common stock totaling $20.7 million, or $0.32 per share, in 2005 and $16.9 million, or $0.2975 per share, in 2004. There is no assurance as to the amount or payment of dividends in the future because they are dependent on our future earnings, capital requirements and financial condition.
Code of Business Conduct
      We have established a Code of Business Conduct which operates as our code of ethics and which applies to all of our salaried employees, including our chief executive officer, chief financial officer and controller. The Code of Business Conduct is published under “Corporate Governance” in the Investors section of our website at archcoal.com.
Corporate Governance Guidelines
      Our Board of Directors has adopted Corporate Governance Guidelines which address various matters pertaining to director selection and duties. The guidelines are published under “Corporate Governance” in the Investors section of our website at archcoal.com.

Committee Charters
      Each of the Audit, Personnel & Compensation and Nominating & Corporate Governance Committees of our Board of Directors has adopted and maintains a written charter. Each of these charters is published under “Corporate Governance” in the Investors section of our website at archcoal.com.
Stock Information
      Questions by stockholders regarding stockholder records, stock transfers, stock certificates, dividends or other stock inquiries (other than our Dividend Reinvestment and Direct Stock Purchase Plan) should be directed to:

American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, New York 10038
(800) 360-4519
amstock.com
      Requests for information about our Dividend Reinvestment and Direct Stock Purchase and Sale Plan should be directed to:

American Stock Transfer & Trust Company
P.O. Box 922
Wall Street Station
New York, New York 10269-0560
(877) 390-3073
amstock.com
Independent Auditors

Ernst & Young LLP
190 Carondelet Plaza, Suite 1300
St. Louis, Missouri 63105
Certifications
      The most recent certifications by our Chief Executive and Chief Financial Officers pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K for 2005. We submitted our most recent chief executive officer certification to the New York Stock Exchange on June 10, 2005.
Document Copies
      Copies of the above documents and our Annual Report on Form 10-K for the year ended December 31, 2005 are available without charge. Requests for these documents, as well as inquires from stockholders and security analysis, should be directed to:

Investor Relations
Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, Missouri 63141
(314) 994-2717
archcoal.com